SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Banco Santander, S.A.

Item
1	Material Fact dated February 25, 2015

2	2014 Annual Report

3	2014 Report of the Committees

Exhibit 1

MATERIAL FACT

Banco Santander hereby informs that it has today published its 2014 committees report (reports of the audit committee, the appointments committee, the remuneration committee and the risk supervision, regulation and compliance committee), and has sent its 2014 Annual Financial Report to the National Securities Market Commission (CNMV). These documents are available on the corporate website (www.santander.com).

Boadilla del Monte (Madrid), February 25, 2015

Banco Santander, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

Exhibit 2

We want to help people and businesses prosper

2014 Annual report

Santander

Santander in 2014

<<Santander’s purpose is to help people and businesses prosper. We want to be the best retail and commercial bank that earns the lasting loyalty of our people, customers, shareholders and communities.>>

Ana Botín

Group executive chairman

Financial indicators

Total on-balance sheet assets

1,266,296

Million euros

CETI fully loaded

9.7%

Balance sheet and results (Million euros)	2014	2013
Customer loans (net)	734,711	684,690
Customer deposits	647,628	607,836
Shareholders’ funds	80,806	70,326
Gross income	42,612	41,920
Pre-provision profit (net operating income)	22,574	21,762
Attributable profit to the Group	5,816	4,175

Ratios (%)	2014	2013
Earnings per share (euros)	0.479	0.385
RoE*	7.0	5.8
RoTE*	11.0	9.6
Efficiency (with amortisation)	47.0	48.1
Non-performing loan (NPL) ratio	5.2	5.6
Loan-to-deposit ratio	113	112

* Proforma figure in 2014 that includes the January 2015 capital increase of €7,500 million.

Annual report

2014

6 MESSAGE FROM ANA BOTÍN,	24 BUSINESS MODEL AND	50 2014 RESULTS
GROUP EXECUTIVE CHAIRMAN “Our foundations give us a unique opportunity to further improve our culture, to build better and more lasting relationships with our customers.”	STRATEGY Santander’s business model is customer-focused, enabling it to compete successfully in the international banking panorama.	Santander posted an attributable profit of €5,816 million in 2014 (+39.3%).

	1	2

6 Message from Ana Botín, Group executive chairman	24 Business model and strategy	50 2014 results
	26 Purpose and business model	52 Economic, banking and regulatory environment
12 Message from José Antonio Álvarez, chief executive officer	28 Aim and value creation
	30 Employees	56 Highlights

18 Corporate governance	34 Customers	58 Markets

	38 Shareholders	66 Global businesses

42 Communities

46 Risk management

4

68 CORPORATE GOVERNANCE	100 ECONOMIC AND FINANCIAL	168 RISK MANAGEMENT REPORT
REPORT In 2014, the board increased its gender and geographic diversity.	REPORT Profit growth in 2014 was backed by the positive evolution of revenues, control of costs and lower provisions.	Grupo Santander’s risk policy focuses on maintaining a medium-low and predictable profile for all risks.

3	4	5

68     Corporate governance report

72     Ownership structure

76     Banco Santander’s board of directors

94     Shareholder rights and the general  shareholders’ meeting

96     Santander Group management team

98     Transparency and independence

100  Economic and financial review

102  Consolidated financial report

102  2014 summary of Grupo Santander

104  Grupo Santander results

110  Grupo Santander balance sheet

120  Main segments and geographic areas

123  Continental Europe

137  United Kingdom

140  Latin America

155  United States

158  Corporate activities

160  Secondary segments and businesses

160  Retail banking

162  Global Wholesale Banking

165  Private Banking, Asset Management and Insurance

168  Risk management report

170  Executive summary

174  European Central Bank comprehensive assessment

177  Corporate principles of risk management and control

179  Corporate governance of the risk function

182  Management model and control of risks

192  Risk environment

194  Credit risk

223  Trading market risk and structural risks

245  Liquidity risk and funding

259  Operational risk

268  Compliance, conduct and reputational risk

274  Model risk

275  Capital management and capital risk control

281  Appendix: EDTF transparency

282  Historical data

284  General information

5

ANNUAL REPORT 2014	MESSAGE FROM ANA BOTÍN

Message

from Ana Botín

{ I became Group executive chairman of Santander Group last September. As you will know, since then we have made some significant changes to the board and governance and to the management team. We have also focused on reviewing our capital position and our dividend policy. This done, I now want to focus on how Santander is to grow in the years ahead. To do that, we have reviewed the markets in which we do business, our strategy and how we operate.

I now want to set out why I am so confident about Santander’s future – the fantastic opportunities for growth that lie before us, and how we are going to take advantage of them.

6

ANNUAL REPORT 2014	MESSAGE FROM ANA BOTÍN

Santander today

Santander is a retail and commercial bank listed in Madrid and on the NYSE, with a market capitalization of ~€90bn, total assets of €1.2trn and a capital base of ~€88bn. In 2014 the Bank achieved a net attributable profit of €5.8bn in 2013 and remunerated shareholders with €0.60 per share.

The bank has a unique model and franchise to compete in the global retail banking landscape. This model has been developed over the last 158 years, especially under the inspiring leadership of my father Emilio Botín. At its core lies:

•	A diversified presence. Our well-balanced emerging-mature markets mix is delivering growth above our peers. Average GDP growth in our markets is forecast to be close to 3% in 2016.

•	Strong retail and commercial operations. We are or aim to be one of the top 3 banks in our core 10 markets, which give us access to one billion customers.

•	Autonomous subsidiaries in liquidity and capital. This creates incentives for good local management and enhances our stability and flexibility.

•	International talent management, a common culture and a top global brand. We are able to attract and retain world class talent. We have a shared approach as to how we want to operate and behave. And we have created a powerful, global brand: according to Brand Finance, we are number 10 in the world.

•	Prudent risk management and balance sheet strength, underpinned by our Group’s solid control framework. We have delivered a dividend every year for more than 50 years, including during the financial crisis.

•	Investment in innovation, driving digital transformation, and sharing best practice. Our global scale enables the Group to add value to our subsidiaries around the world.

7

ANNUAL REPORT 2014	MESSAGE FROM ANA BOTÍN

Our virtuous circle

At the heart of our culture we believe that, wherever we operate, everything we do should be Simple, Personal and Fair

Santander’s purpose, aim and culture

These strong foundations give us a unique opportunity to grow. We can only do this with a team that fulfills Santander’s purpose, understands its aim and lives by its values.

Santander’s purpose is to help people and businesses prosper.

Back in 1857, the founders of Santander wanted to finance trade between Spain and Latin America that generated jobs and prosperity in both continents. Today, our role is obviously broader but the outcome of our efforts is the same.

Our aim is to be the best retail and commercial bank that earns the lasting loyalty of our people, customers, shareholders and communities.

I am convinced that the only way to achieve such aim is by having the best possible relationships with our team, our customers, our shareholders and the communities that we serve. And the most precious asset in these relationships is loyalty:

•	A loyal team is one that feels motivated, engaged and rewarded to go the extra mile for customers.

•	When our customers get excellent service and can see we are addressing their personal needs, their loyalty to us will grow.

•	When that happens, our return and value will also grow – securing loyal shareholders who will invest more in us.

•	This, in turn, allows us to do more to support our local communities, generating loyalty to us and strengthening our team’s pride in the business.

And then this virtuous circle will begin again.

At the heart of our culture we believe that, wherever we operate, everything we do should be Simple, Personal and Fair.

We have picked these three words because, together, they reflect what our teams and our customers around the world tell us they want from a bank.

A simple bank offers its customers a service that is convenient and products that are easy to understand, however and whenever they choose to bank. It makes its processes better every day, so they are easy and clear for customers and its team.

A personal bank treats its customers as valued individuals, providing a professional, personal service they can trust. It supports colleagues to develop their skills and achieve their ambitions.

A fair bank treats people as they like to be treated – and it earns investors an adequate and sustainable return, while contributing its share to help communities.

8

ANNUAL REPORT 2014	MESSAGE FROM ANA BOTÍN

Our strategy going forward

As I said, we have reviewed our strategy from the perspective of our purpose, our aim and our culture. I should stress that I am not in favor of changing processes or platforms that are delivering results. We will stick to the elements that have underpinned our success and will build upon them to take Santander to the next level and achieve our goals.

With Simple, Personal and Fair as our guiding principle, we will focus on the following:

People

A strong internal culture. Above all else, Santander’s continued success depends on our employees. We should be able to attract, retain and develop our talent to have the best professionals, so we have a very ambitious goal for 2017: to be the one of the Top 3 banks to work for in the majority of our core geographies (according to the relevant rankings).

Customers

Earn the loyalty of our retail and commercial customers; and improve our franchise. We have more than 100 million customers: 53 million are “active”, but only 13 million are classified as “loyal”, that is, banking regularly with us. This presents us with a great opportunity – and one we need to grasp.

For instance, if 40% of our total retail active customers were to become “loyal” in UK and Spain, and 25% in Mexico and Brazil, we could generate two to three billion Euro of additional income. Critically, these would be satisfied customers, and that means a better and more sustainable revenue generation.

In the UK, for example, we increased the number of loyal customers from about 1 million to 3.3 million by rewarding their loyalty with our innovative, transparent, value-adding products and services, such as the 1|2|3 world, for both existing customers and new customers. By having more loyal customers we were able to reduce the cost of our retail deposits and our Group profit before taxes in the UK rose from £ 1,008m in 2012 to £1,612 in 2014 (+c.60%).

So we know how to earn and retain loyalty. Our task now is to change how we do things, so that we increase the loyalty of retail and commercial customers across all our core markets in Europe and the Americas.

Our goal for 2017 is to have 17 million loyal retail customers —40% more than today— and 1.1 million loyal SME customers.

Operational Excellence: We will continue to build on our operational excellence, starting with customer satisfaction. Our goal is to be within the top 3 group in customer satisfaction across our core markets.

Our digital offering is key to this. Only 28% of customers use our digital channels now: the objective is to increase this to 45% in 2017. To achieve this, a number of initiatives have already started including a Multichannel Development Plan, Mobile First, the deployment of Smart ATMs and our unique Innoventures Fintech Fund.

9

ANNUAL REPORT 2014	MESSAGE FROM ANA BOTÍN

The results of these initiatives are encouraging. In 2014 alone the number of digital customers across the Group grew by 17%.

We will also continue to simplify internal processes and to improve the role of the Corporate Center in order to achieve our efficiency plan targets of a Cost to Income of less than 45% by 2017.

In 2014 we improved this ratio to 47% from 48% in 2013. We are, for example, simplifying the group structure from 15 to 11 divisions.

Shareholders

Reinforced capital and risk management. Even before our capital increase we were amongst the best in several important capital ratios, as shown by the recent AQR and stress tests where we came out “best-in-class”.

Our €7.5bn capital increase was a huge success: 235 investors participated with a total demand of above €11bn –79% of the demand coming from US and UK investors.

We did this for two reasons. First, we wanted to be able to accelerate organic growth, with the new capital allowing us prudently to gain profitable market share now that most of our core markets are forecast to see economic growth once again.

Second, we wanted to be able to have in place a sustainable dividend policy and increase the cash component of the pay-out to between 30-40% of recurrent earnings. Our cash dividend will go up from €1bn to €2.5bn.

Looking ahead, we will be amongst the best in overall capital ratios, reaching a CET1 fully loaded of 10% in 2015 and a target 10-11% for 2017.

We will focus on organic growth – mainly in Europe and the Americas; be stricter in our capital allocation – allocating capital to businesses with higher potential returns; and although acquisitions are not a priority, were we to consider an acquisition, we would be stricter in our criteria. Our goal is a ROTE of 12-14% by 2017.

To achieve this, excellence in risk management is essential. We are working on a Group Wide Risk Management Program to enhance our holistic and timely control of all types of risks. In our Risk Data Aggregation project alone we are investing €500m. Our goal is to continue to achieve a predictable risk profile, with NPLs below 5%.

The most important aspect of risk management, however, is strong corporate governance. Banco Santander’s board of directors is fully involved in the Group’s risk oversight and management. Our modern, diverse and international board has broad knowledge of different sectors and the right balance between executive and independent directors (60% of the total), and 33% are women.

10

ANNUAL REPORT 2014	MESSAGE FROM ANA BOTÍN

I would like to thank Fernando de Asúa and Abel Matutes for their invaluable contribution to the Bank over many years.

Enhanced profitability. Our strategy of focusing on loyal customers will enable us to deliver higher growth than our peers and improved profitability to our shareholders.

Our aim is to deliver higher EPS growth than peers.

Communities

Santander Universities lies at the heart of our support for our communities. Since 1996 Banco Santander has invested more than EUR 1.0 bn in universities projects and has supported more than 160,000 students and professors through its scholarship program in countries where we operate.

Over the next four years we will invest EUR 700 million in universities; and we will continue to support charities and NGOs on a range of other initiatives, including corporate volunteering.

The ultimate measure of success

I joined Santander in 1988, so I know well the Santander team and our businesses around the world. Over the last few months, we have made the necessary changes both at executive and board level so that, together, we will become the best retail and commercial bank that earns the lasting loyalty of our people, customers, shareholders and communities.

Ultimately, the measure of our success will be that wherever we operate, our customers are the ones who champion our services and bring in new customers.

I am confident we will achieve this because each of us at Santander is committed to going the extra mile to serve our customers. I would like to thank every member of our team: their hard work, commitment and loyalty to Santander are the foundation of our success.

Finally, I would like to thank you, as one of our shareholders, and our board for the support and loyalty shown over the years. We can all be proud of what has been achieved—but our best days lie ahead.

Kind regards and all the best for 2015,

Ana Botín Group executive chairman

The measure of our success will be that wherever we operate, our customers are the ones who champion our services and bring in new customers

11

ANNUAL REPORT 2014	MESSAGE FROM JOSÉ ANTONIO ÁLVAREZ

Message from

José Antonio Álvarez

2014 was a year when the global economic situation improved, particularly in the developed economies, the hardest hit by the financial crisis. The financial situation of both consumers and companies improved which, coupled with the measures taken by central banks, is facilitating access to credit.

The year, however, was not free of volatility and uncertainties, with geopolitical risks and falls in commodity prices. Interest rates continued to decline globally, particularly in the euro zone where the ECB’s benchmark rate was 0.05%. The regulatory environment also continued to evolve with new capital measures and new stress tests conducted by several of our regulators, which our Bank passed in all cases better than the sector’s average.

In this environment, Grupo Santander generated an attributable profit of €5,816 million in 2014, 39.3% more than in 2013. Attributable profit per share was 24.4% higher at €0.479.

We posted a higher quality profit, characterised by:

•	Gross income rose in nine of the 10 core units, mainly due to the improvement in commercial activities.

•	Costs were controlled; they rose in the Group at below the average inflation rate, while absorbing investments in order to be able to grow.

•	Loan-loss provisions declined in seven of the 10 core units, particularly in countries hit by recession or affected by an economic downturn in the last few years.

•	All units increased their pre-tax profits in local currency for the first time since 2007, reflecting a differentiated management and one tailored to each country’s situation.

As regards the balance sheet, the downward trend in lending was reversed and growth returned at Group level after several years of falling. Moreover, this growth occurred in both individual customers as well as companies and in all the core countries except for Portugal. This was made possible thanks to the effort made to offer our customers new products and services.

12

ANNUAL REPORT 2014	MESSAGE FROM JOSÉ ANTONIO ÁLVAREZ

On the liabilities side, we combined an increase in all the units with management focused on reducing the cost of deposits, particularly in countries with interest rates at historically low levels.

In this way, the Group ended the year with a larger but also more solid balance sheet:

•	With better credit quality. The sharp fall in entries of non-performing loans was reflected in lower NPL ratios at Group level and in its main units, while the coverage ratio continued to increase.

•	With a comfortable liquidity situation. The net loan-to-deposit ratio (LTD) of 113% remained within our comfort zone and we expect to comply ahead of schedule and amply with the short-term regulatory requirements (liquidity coverage ratio or LCR), both at Group level and in the main subsidiaries.

•	With strengthened capital ratios via organic generation, the issue of additional Tier 1 capital and, in January 2015, a capital increase.

Santander’s balance sheet strength, recurrent results and low risk business model were underscored by the European Central Bank’s comprehensive assessment of the European Union’s largest banks. Two big conclusions can be drawn from the results of these tests:

1.	Santander has a clean and prudently valued balance sheet. The Bank registered a marginal impact (€200 million in a balance sheet of almost €1,300 billion), as a result of the Asset Quality Review (AQR), the lowest among its European peers.

2.	Our business model is less volatile than that of the rest of the banking sector and consumes less capital in unfavourable economic situations. In the adverse stress test scenario, we were the bank with the least impact among our peers as we showed a €19,500 million capital surplus above the minimum requirement.

In short, the profit and balance sheet evolution increased Grupo Santander’s profitability. Return on tangible capital (RoTE) was 1.4 p.p. higher than in 2013 at 11.0%, while return on risk weighted assets (RoRWA) improved to 1.3% and reached levels that although comparing well with many of our competitors are still far from our potential.

For the first time since 2007, all units increased their pre-tax profit in local currency terms, reflecting our differentiated management and one tailored to each country’s situation

The Group ended the year with a larger but also more solid balance sheet

13

ANNUAL REPORT 2014	MESSAGE FROM JOSÉ ANTONIO ÁLVAREZ

The profit and balance sheet evolution increased Grupo Santander’s profitability

Outlook by business unit

The economic outlook for 2015 is better than in recent years. In particular, we expect the European recovery to firm up and emerging countries to grow more strongly. Banks, however, will continue to operate in a very complex environment of low interest rates and economic growth below that of the previous cycle.

The regulatory environment, meanwhile, will continue to evolve quickly in order to have stronger and more transparent banking systems. We are conscious of the correctness of the objective, but also of the increasing complexity it generates and its impact on the structural profitability of banks in the coming years. Consequently, we believe that the regulator should assess the impact that the reforms and the new environment have on economic growth and banks’ capacity to conduct on a sustained basis the function entrusted in them: to finance the economy’s growth and contribute to the wealth of households and companies.

The executive chairman explains in detail in her letter the Group’s strategic priorities for the next few years. I will review the performance of the main units in 2014 and their management priorities for 2015.

Developed markets

•	United Kingdom

The transformation of the commercial franchise and the favourable economic environment had a positive impact in 2014 on Santander UK’s business, commercial revenues and provisions. Attributable profit was 30% higher at £1,270 million. Also noteworthy was the growth in lending to companies above that of the market, the increased engagement of individual customers and the change of trend in mortgages (+1%).

These business dynamics, combined with our balance sheet strength, represent an excellent foundation for tackling 2015, a year when we will maintain the main strategic lines: increase the number of engaged customers, demand deposit accounts and lending to companies by more than the market. We will also continue to invest in digital technology, which we will combine with a further improvement in the efficiency ratio.

•	Spain

The year 2014 saw a return to profit and business growth. Attributable profit more than doubled to €1,121 million, driven by a lower cost of liabilities, reduced costs and a fall in provisions from the credit risk improvement. Also of note was the growth in lending, for the first time since 2008, due to companies and SMEs, as well as the strong rise in new mortgage lending.

In 2015, with a macroeconomic environment that will further improve, profit and profitability will continue to normalise. With the integration completed, we will focus more on the commercial business, the quality of service and customer engagement. We also aim to increase our market share in the most attractive lending segments, where we believe we can again surpass the sector. And the particular attention paid to improving the cost of credit and operational excellence will positively affect results.

•	Santander Consumer Finance

Santander Consumer Finance (SCF) is one of the areas that best performed during the crisis, and better than its peers. Attributable profit in 2014 was €891 million, 12% more than in 2013, fuelled by greater lending and revenues and a very low cost of credit for its type of business.

14

ANNUAL REPORT 2014	MESSAGE FROM JOSÉ ANTONIO ÁLVAREZ

We also reached agreements that enhanced our position and future growth potential. In 2015, the entry into force of the agreement with Banque PSA Finance and of the business acquired from GE Nordics will consolidate our leadership in auto finance in various European countries, enabling us to enter markets such as France and Switzerland where we have not operated until now.

The priority for the year will be to achieve a model integration of the new operations in order to extract all their potential, without overlooking the growth of the rest of units and with spreads tailored to each market.

•	United States

Santander USA posted an attributable profit of $1,061 million in 2014, similar to 2013. It did not increase because of the higher minority interests of SCUSA after its stock market listing. Before these interests, profit was 4% higher due to the units’ varied strategies:

•	Santander Bank, our retail and commercial bank in the north east of the US, focused its business growth on companies and auto finance, while repositioning its balance sheet in terms of profitability, by reducing unproductive assets and cancelling long-term debt whose cost was above the market’s.

•	SCUSA, our consumer finance unit, increased origination and sale of credits, following the agreement with Chrysler, as well as the weight of servicing in total business.

Our two main objectives in 2015 are: on the one hand, continue to improve the commercial franchise in order to be in a position to gain market share in a growing economy; on the other, strengthen governance and control structures by investing more in technology, risk and regulatory compliance, enabling us to fulfil the regulator’s requirements as quickly as possible. It will take time, but we will build a better bank.

•	Portugal

In a still weak market context, Santander Totta continues to be the country’s most profitable bank. Attributable profit increased 65% to €189 million, with revenues, costs and provisions all contributing to this growth.

We will continue to normalise profit in 2015. In an environment where competitors are in a situation of weakness, we have the opportunity to gain profitable market share in the next few years, growing in customers and revenues. We will see further improvements in costs and lower provisions.

Emerging markets

•	Brazil

In an environment of adjustment and low growth, we are improving our business model in order to make it more sustainable, through increased commercial activity, greater engagement of customers, more recurrent revenues and lower risk.

The 2014 results began to reflect this strategy. Attributable profit rose 8% in constant currency to €1,558 million. The drivers of this growth were lower provisions and growth in costs well below the inflation rate. Revenues are still growing weakly because of the change of mix to lower risk businesses and lower spreads, already reflected in the cost of credit.

15

ANNUAL REPORT 2014	MESSAGE FROM JOSÉ ANTONIO ÁLVAREZ

This year we are implementing measures to increase the number of engaged customers, keep on growing in the high segment of companies and in those sectors where our presence is low, while continuing to improve efficiency. In addition, the acquisition of minority interests and investments in GetNet and Bonsuceso endorses the Bank’s confidence in the country’s medium and long term potential, and will have a positive direct impact on results.

•	Mexico

Santander Mexico continued in 2014 to expand and strengthen its franchise. As a result, pre-tax profit rose 9% to €1,057 million at constant exchange rates, fuelled by higher gross income from business volumes and an improvement in the cost of credit. Attributable profit fell 3%, due to the higher tax charge.

We will combine in 2015 investments in the multi-channel business and in opening branches with the efficiency plan. The objective is to grow more than the market, particularly in high income clients (Select), SMEs (Advance) and companies. We are ready to take advantage of the economic recovery and want to be one of the leading banks in financing the government’s infrastructure plan.

•	Chile

Santander Chile made an attributable profit of €509 million, 35% more than in 2013 at constant exchange rates. This was an excellent result generated by growth in target segments, lower provisions and the favourable impact on revenues of the UF portfolio, indexed to inflation, in a year when inflation was higher than expected.

The Bank focused on improving commercial management and customer engagement, which helped to boost customer satisfaction in all networks and channels. The more expansive tone of monetary and fiscal policy in 2015 heralds an upturn in activity. The Bank’s strategy will continue to focus on perfecting the customer experience, transforming commercial and retail banking and deepening the relationship model with companies and large corporations.

•	Poland

In a context of a sharp drop in interest rates, BZ WBK posted an attributable profit of €358 million, 7% more than in 2013 at constant exchange rates. Of note was the improvement in commercial revenues, distinguishing us from our peers, following the success of that commercial campaigns that enabled us to increase lending and funds.

We face 2015 in a good market position, with the integration of BZ WBK and Kredyt Bank completed. We draw strength from our leadership in cards, mobile banking and electronic banking, from our capacity to offer innovative solutions to individual customers and companies, and development of the Next Generation Bank strategic programme, whose main objective is to make BZ WBK the Bank of first choice.

•	Argentina

In a complex environment, Santander Río increased its attributable profit by 33%, to €298 million. We continue to be the leading private sector bank in volume terms, we have a very transaction-based business model and a solid balance sheet of low structural risk.

We will continue to develop in 2015 a strategy focused on improving our commercial position in order to fully exploit the country’s more developed banking system, with greater emphasis on high income individuals, SMEs and transaction products.

16

ANNUAL REPORT 2014	MESSAGE FROM JOSÉ ANTONIO ÁLVAREZ

Global businesses

Santander Global Banking and Markets posted an attributable profit of €1,614 million in 2014, 16% more than in 2013 in constant euros. Growth was fuelled by customer revenues and lower provisions. The Group will continue to develop in 2015 its capacities to expand its presence in the segment of large multinationals that operate in our main geographic areas: Europe and the United Kingdom, North America and Latin America.

Private Banking, Asset Management and Insurance continued to increase their contribution to the Group. This business generated total revenues of €4,528 million including those paid to the commercial network, 7% higher than in 2013 with constant exchange rates and perimeter (10% of the Group’s total). A key driver was the good performance of our strategic agreements with product specialists in various countries in order to spur the insurance and asset management businesses in the coming years.

Conclusions

I will conclude with some basic ideas on Santander’s outlook for the next few years:

•	We began 2015 with good dynamics in results and volumes.

•	We have comfortable liquidity and capital positions to be able to grow in an environment of greater activity in our core markets.

•	We know what to do in order to be commercially successful: make the customer the focal point of our management.

•	We will maintain our focus on operational excellence in order to streamline internal processes, transform the Bank digitally and improve efficiency and customer service.

•	We will strengthen risk management, a longstanding priority for Santander.

•	We will use capital much more efficiently and exit non-strategic businesses, focusing on growth areas.

•	Our ultimate objective is to improve the return on the capital employed.

I expect the Group’s profits to normalise and return to pre-crisis levels. As the chairman indicated in her letter, we aspire to attain a return on tangible equity of between 12% and 14%, with most of the dividend distribution in cash and in accordance with the growth in profits. This will have a positive impact on the value of our share.

In order to implement our strategy and meet our goals, we have an experienced team and the capacities of adequate management, which we will continue to strengthen via the strategic Human Resources plan. Its objective is to make Santander the best bank to work for.

I am confident that, with the support and motivation of our employees and the confidence of our customers and shareholders, we will be able to achieve all the goals set for 2015.

José Antonio Álvarez Chief executive officer

Our ultimate objective is to improve the return on the capital employed. We aspire to attain a return on tangible capital of between 12% and 14%

17

ANNUAL REPORT 2014	CORPORATE GOVERNANCE

Corporate

governance

Balanced and committed board	Equality of shareholders’ rights	Maximum transparency,	Recognised by socially responsible
		particularly in the remuneration sphere	investment indices

• Of the 15 directors, 10 are non-executive and five executive.	• The principle of one share, one dividend, one vote.	• This is key for generating shareholder and investor confidence and security.	• Santander has been in the FTSE4Good and DJSI indices since 2003 and 2000, respectively.
• No anti-takeover measures in the corporate Bylaws.
• Encourage informed participation by shareholders in meetings.

The board of directors

Banco Santander’s board of directors is the top decision-making body, except for matters reserved for the general shareholders’ meeting. It is responsible, among other things, for the Group’s strategy. Its functioning and activities are regulated by the Bank’s internal rules, which are based on principles of transparency, efficiency and defence of shareholders’ interests. The board also oversees compliance, taking into account the best international practices in corporate governance, and closely involves itself in the Group’s taking of risks. In particular, the board, at the proposal of senior management, is the body responsible for establishing and monitoring the Group’s risk appetite.

The board’s composition is balanced between executive and non-executive directors.

There are 15 directors, five of which are executive and 10 non-executive. Of the 10 non-executive directors, nine are independent and one proprietary.

All members are recognised for their professional capacity, integrity and independence. The non-executive directors are noted for their financial expertise, wide knowledge of the markets where the Group operates and different sectors and customer attention models, from top executive positions.

The board held 16 meetings in 2014.

Remuneration policy

The remuneration policy for directors and the Bank’s senior management is based on the following principles:

1. Remuneration must be consistent with rigorous and prudent risk management.

2. Anticipating and adapting to regulatory changes in remuneration matters. The executive director’s variable remuneration deferred period, as well as that of other directors within the Group’s identified category, are consistent with the provisions of the CRD IV.

3. Involvement of the board, as, at the proposal of the remuneration committee, it approves the annual remuneration report for directors and submits it to the general meeting of shareholders on a consultative basis and as a separate item on the agenda.

4. Transparent information.

The board’s total remuneration increased 8.9% compared to the Group’s profit growth of 39%.

In 2014, the board increased its gender and geographic diversity

For more information on corporate governance, see pages 68 to 99 of this annual report.

18

ANNUAL REPORT 2014	CORPORATE GOVERNANCE

Changes in the board’s composition

On September 10, following the death of Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, the Bank’s board agreed to appoint Ms. Ana Botín- Sanz de Sautuola y O’Shea executive chairman.	• Mr. Bruce Carnegie-Brown, vice chairman, independent director, lead independent director and coordinator of the non-executive directors.
The board, at its meeting on November 25, appointed Mr. José Antonio Álvarez Álvarez chief executive officer, in the place of Mr. Javier Marín Romano, and it also agreed the following appointments:

•    Ms. Sol Daurella Comadrán, as independent director.

•    Mr. Carlos Fernández González, as independent director.

The new independent directors filled the vacancies occurred, including those produced by the resignations of Mr. Fernando de Asúa Álvarez and Mr. Abel Matutes Juan.

•    Mr. Rodrigo Echenique Gordillo, as vice chairman. In 2015, he was appointed executive director responsible for compliance, as well as other functions that might be delegated in him by the executive chairman.

19

ANNUAL REPORT 2014	CORPORATE GOVERNANCE

Board of directors

of Banco Santander

1.

Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea

Executive chairman. Executive director

2.

Mr. José Antonio Álvarez Álvarez

Chief executive officer and executive director

3.

Mr. Bruce Carnegie-Brown

Vice chairman. Non-executive director (independent), coordinator of the non-executive directors and lead independent director

4.

Mr. Rodrigo Echenique Gordillo

Vice chairman. Executive director

5.

Mr. Matías Rodríguez Inciarte

Vice chairman. Executive director

6.

Mr. Guillermo de la Dehesa Romero

Vice chairman. Non-executive director (independent)

7.

Ms. Esther Giménez-Salinas i Colomer

Non-executive director (independent)

8.

Mr. Juan Miguel Villar Mir

Non-executive director (independent)

20

ANNUAL REPORT 2014	CORPORATE GOVERNANCE

     Executive committee

     Executive risk committee

     Audit and compliance committee

     Appointments committee

     Remunerations comittee

     Supervision of risks, regulation and compliance committee

     International committee

    Innovation and technology committee

9.

Ms. Isabel Tocino Biscarolasaga

Non-executive director (independent)

10.

Mr. Javier Botín-Sanz de Sautuola y O’ Shea

Non-executive director (proprietary)

11.

Mr. Carlos Fernández González

Non-executive director (independent)

12.

Mr. Ángel Jado Becerro de Bengoa

Non-executive director (independent)

13.

Ms. Sol Daurella Comadrán

Non-executive director (independent)

14.

Ms. Sheila C. Bair

Non-executive director (independent)

15.

Mr. Juan Rodríguez Inciarte

Executive director

16.

Mr. Ignacio Benjumea Cabeza de Vaca

General secretary and secretary of the board

21

ANNUAL REPORT 2014	CORPORATE GOVERNANCE

Structure and internal governance of Grupo Santander

Model of subsidiaries

Grupo Santander is structured via a model of subsidiaries autonomous in terms of capital and liquidity. The Group’s parent company is Banco Santander whose registered office is in the city of Santander, Spain, and operating headquarters and corporate centre are in Boadilla del Monte, Madrid.

The Group’s model of subsidiaries is characterised by:

•	The administration bodies of each subsidiary are responsible for rigorous and prudent management, ensuring economic soundness and overseeing the interests of shareholders and other stakeholders.

•	The subsidiaries are managed on the basis of local criteria and by local teams that contribute a lot of expertise of clients in their markets, while benefiting from the synergies and advantages of belonging to Grupo Santander.

•	They are subject to the regulation and supervision of their local authorities, without detriment to that exercised by the European Central Bank on the Group.

•	Their deposits are guaranteed by the respective deposit guarantee funds of the countries where they are located.

The subsidiaries are funded autonomously in terms of capital and liquidity.

•	Capital: the local units are endowed with the capital required to conduct their business and meet regulatory requirements.

•	Liquidity: each subsidiary develops its financial plans and liquidity projections and calculates its funding needs without counting on the parent company’s resources and guarantees. The subsidiaries obtain liquidity autonomously in local and international markets on the basis of their needs.

The Group’s capital and liquidity needs are coordinated in corporate committees. Intragroup exposures are limited, transparent and at market prices.

The subsidiaries’ autonomy limits the contagion risks between the Group’s different units, which reduces systemic risk. Each subsidiary has its own resolution plan.

Listed subsidiaries

The Group has subsidiaries listed in their respective markets, always retaining a stake that gives it control.

The listed subsidiaries:

•	Provide access to local funding sources. They are submitted to market discipline, which generates incentives for good management.

•	They guarantee a high level of transparency and corporate governance, and strengthen the Group brand in its respective countries.

Grupo Santander’s subsidiaries are autonomous in terms of capital and liquidity

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ANNUAL REPORT 2014	CORPORATE GOVERNANCE

Internal governance in Grupo Santander

Santander has an internal governance framework to which its subsidiaries adhere. This framework establishes the principles that govern relations between the Group and its subsidiaries, and articulates:

•	The Group’s supervision and control mechanisms, and

•	The Group’s participation in certain of the subsidiaries’ important decisions.

In particular, the subsidiaries formulate their risk appetite in line with the global framework agreed at the corporate level, which includes quantitative metrics and qualitative elements.

Under the internal governance framework, Banco Santander has drawn up common frameworks for certain functions – notable among which are risks, capital, liquidity, corporate governance, auditing, marketing of products and services, prevention of money laundering, and brand and communication – which have been approved by the subsidiaries’ administration bodies.

The value of the corporation

Banco Santander’s subsidiaries’ model is complemented by global support and control units that carry out functions to do with risk, auditing, technology, human resources, legal matters, communication and marketing, among others. This adds value to the Group’s different units through:

•	Its international team, corporate culture and brand. The Group’s more than 180,000 professionals throughout the world are at the service of 117 million customers. The Santander culture attaches particular importance to fulfilling a purpose that is the same in all countries and businesses (helping people and businesses prosper) and how to achieve it in a Simple, Personal and Fair way.

•	Prudent risk management and capital strength. Santander comprehensively manages all risks and has units for global supervision and control.

•	Investment in innovation. The Group’s size gives it a high innovation capacity to carry out the digital transformation. Santander also has mechanisms to transfer the best practices quickly from one market to others.

All these factors enable Santander to post better results and contribute more value than that which would be derived from the mere sum of each of the local banks.

Santander has a value added structure which enables the Bank to obtain better results than that which would come from the sum of each of the local banks

23

1

Business model and strategy

26 Purpose and business model
28 Aim and value creation
30 Employees
34 Customers
38 Shareholders
42 Communities
46 Risk management

ANNUAL REPORT 2014	1. BUSINESS MODEL AND STRATEGY PURPOSE AND BUSINESS MODEL

Purpose and business model

Our purpose is to help people and businesses prosper

{ In order to fulfil this purpose, Santander has a customer-focused business model that is unique among the major international banks.

26

ANNUAL REPORT 2014	1. BUSINESS MODEL AND STRATEGY PURPOSE AND BUSINESS MODEL

4.- International talent, with a shared culture and a global brand

The Group has over 180,000 professionals at the service of its 117 million customers. Santander's employees share a culture focused on complying with the Group's purpose (helping people and businesses prosper) and attaining its aim (be the best retail and commercial bank that earns the lasting loyalty of our people, customers, shareholders and communities).

The Santander brand synthesises the Group's identity and expresses a corporate culture and unique international positioning that is consistent with conducting banking in a Simple, Personal and Fair way worldwide.

185,405
employees

#1
World's top retail banking brand
(Brand Finance)

Simple | Personal | Fair

International talent, culture and brand
A strong balance sheet, prudent risk management and global control frameworks
Innovation, digital transformation and best practices

5.- A strong balance sheet, prudent risk management and global control frameworks

Santander has a medium-low risk profile and high asset quality, with solid capital tailored to its business model, balance sheet structure, risk profile and regulatory requirements. It funds most of its lending with customer deposits, maintains wide access to wholesale funding and has a broad array of instruments and markets to obtain liquidity.

Banco Santander has frameworks and corporate policies, common customer attention models and global control systems. This enables the Group to obtain better results and contribute greater value than that which would come from the sum of each of the local banks.

9.7
Capital (CET1 fully loaded)

113%
Loan-to-deposit ratio
(112% in 2013)

5.2%
NPL ratio
(5.6% in 2013)

6.- Innovation, digital transformation and best practices

Innovation has been one of Grupo Santander's hallmarks since it was founded. On many occasions the Bank has revolutionised the financial sector with new products and services.

Santander is carrying out an intense digital transformation in order to anticipate, with innovative and attractive solutions, customers' new needs. Some examples of this are improvements in online banking, mobile banking, mobile wallet and a new strategy for digital payments.

The Group's size enables it to identify and quickly and efficiently transfer its best practices between the different markets in which it operates, adapting them to local features. In the last few years, moreover, Santander has launched global value proposals for its high-income clients *(Santander Select)*, for SMEs *(Santander Advance)* and for companies *(Santander Passport)*, all of which underscores the advantages of working with an international and diversified bank such as Santander.

27

ANNUAL REPORT 2014	1. BUSINESS MODEL AND STRATEGY AIM AND VALUE CREATION

Aim and value creation

{ Our aim is to be the best retail and commercial bank that earns the lasting loyalty of our people, customers, shareholders and communities.

28

ANNUAL REPORT 2014	1. BUSINESS MODEL AND STRATEGY AIM AND VALUE CREATION

Our six strategic priorities
		2014	2017 Targets
1 Be the best bank to work in and transform our culture: Simple, Personal and Fair	Number of core markets where the Bank is among the top three banks to work for (according to the relevant local rankings)	3	6
2 Increase the number of loyal individual customers and companies	Loyal individual customers (million)	12.2	17.1
	Loyal corporate banking and SMEs customers (thousand)	767	1,049
	Credit growth to customers	5%	outperforming competitors in terms of growth
3 Operational excellence	Number of countries where the Bank is among the top 3 for customer satisfaction among its peers	5	9
	Number of digital customers (million)	13.6	25.0
	Cost-to-income ratio	47%	<45%
4 Capital strength and risk management	CET1 fully loaded capital ratio	9.7%	10%-11%
	Non-performing loan ratio	5.2%	<5%
	RoTE	11%	12-14%
5 Enhanced profitability	Growth in earnings per share (EPS)	24%	outperforming competitors in terms of growth
6 Santander Universities as the main support of communities	€700 million for universities over the next four years
	90,000 scholarships for students between 2015 and 2017
	Among the first 10 in the Dow Jones Sustainability Index

For more information, see Ana

Botín’s message (pages 6-11).

Simple, Personal and Fair

Simple, Personal and Fair transmits how all Santander’s professionals think and act and what our customers demand of us as a bank. It defines what guides our actions and decisions and the way in which we must relate to our customers, shareholders and communities.

Simple, Personal and Fair is the way to become the best bank for our customers and the best company for our employees.

•	We offer a convenient service to our customers with products that are simple, easy to understand and uncomplicated.

•	We use clear, concise and understandable language.

•	We improve our processes every day for customers and professionals by simplifying procedures and eliminating unnecessary steps.
•	We treat our customers in an individual and personalised manner by offering them products, services and tools so they can decide which ones best suit their needs.

•	We strive to make every customer feel unique and appreciated.

•	We are committed to our professionals and support them so they can develop their full potential and achieve their objectives.
•	We treat our customers in a just and fair way, through transparency and resolving their complaints quickly and diligently.

•	We establish relations in such a way that both the Bank as well as employees, customers and shareholders obtain a profit, as we understand that what is good for them is also good for the Bank.

•	We meet our promises and take responsibility for the commitments made with our customers.

29

ANNUAL REPORT 2014	1. BUSINESS MODEL AND STRATEGY AIM AND VALUE CREATION > EMPLOYEES

Employees

{ In order to be the best retail and commercial bank for our customers, we must begin with our employees. If they feel proud of belonging to Santander and more engaged, they will be able to earn the lasting loyalty of our customers.

Santander launched in 2014 a strategic Human Resources plan whose main objective is to make Santander the best place to work.

This plan revolves around seven elements and has a system of governance and monitoring for overseeing the execution and impact of the initiatives included in each one of them.

Strategic Human Resources plan

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ANNUAL REPORT 2014	1. BUSINESS MODEL AND STRATEGY AIM AND VALUE CREATION > EMPLOYEES

Among the main projects launched during 2014 under this plan were:

Talent management

Santander drew up a harmonised and homogeneous plan to identify and develop the Group’s talent, as well as a succession plan that guarantees the viability of the business.

The following steps were taken:

•	Committees to assess talent, bodies that meet regularly and involve senior management: division executives, country heads and members of management committees. These committees analyse professionals, their career path and future potential. In some cases, individual development plans are established to accelerate professional development. There were 143 of these committees in 2014.

•	Global job posting: a corporate platform that offers all the Group’s professionals the possibility of knowing and opting for vacant positions in other countries. The objective is to facilitate employee mobility, foster their development and make internal selection processes more transparent. More than 500 positions in various countries have been publicised since its launch in July 2014 and 60 offers of incorporation made.

Santander continued to be committed to gender diversity through various initiatives:

•	Programmes such as Sumando Talento or Take the Lead for women in executive or pre-executive positions in all countries in order to foster the development of talent and female leadership.

•	In Spain, Banco Santander signed a voluntary agreement with the Ministry of Health, Social Services and Equality to increase the presence of women in executive and pre-executive positions in four years.

•	The III Santander Woman and Company Meeting was held at the Bank’s headquarters in Boadilla del Monte with the title Other leadership perspectives. Close to 1,000 people attended.

31

ANNUAL REPORT 2014	1. BUSINESS MODEL AND STRATEGY AIM AND VALUE CREATION > EMPLOYEES

Assessment

The new management performance model, launched in 2014 for corporate executives, includes the following developments:

•	Independent measurement of objectives and powers including a 180° process of assessment involving direct reports as well as the person’s immediate superior.

•	Incorporation of an objective of “people management” with a minimum weight of 15% which the 180° assessment will take into account.

•	Strengthening crossed or functional evaluation.

•	Elimination of the curve of differentiation of evaluations.

Commitment

The Group launched for the first time a global survey of professionals in all countries in order to gauge their level of engagement, as well as the organisational aspects they most value and those where there is room for improvement.

The global participation rate in the survey was 78% and the results indicate that 70% of the Bank’s professionals have a high level of engagement (6 p.p. above the financial sector’s average). Furthermore, 78% of professionals are proud to work for Santander and want to continue doing so for a long time. Of note among the aspects most valued by employees are professional development opportunities, the Bank’s innovative spirit in developing products and services and the social benefits they can access. There are also areas of improvement regarding flexibility, cooperation and recognition.

Communication

In order to foster the active listening of professionals and a more transparent and participative style of communication, two key projects were launched in 2014:

•	Santander Ideas, the Group’s first internal social network that enables professionals from all countries to share their ideas on strategic issues for the Bank, vote on them and comment on them. This channel energises internal communication and fosters a culture of work focused on innovation, cooperation and participation, taking advantage of the diversity and collective intelligence of Santander’s more than 180,000 professionals throughout the world.

More than 10,000 ideas were obtained from almost 25,000 participants in all the Group’s countries, via the three global challenges launched in 2014 related to customers, employees and branches. Of them, 213 were selected for implementation and 50 have already been put into effect in various countries.

•	Somos Santander (We are Santander), a communications campaign that fosters the idea of a united and cohesive team, where the talent and commitment of all the Group’s professionals is vital for achieving sustainable growth that benefits our customers, shareholders and communities.

The Semana Somos Santander (We are Santander week) is one of the main events and enables professionals from all the Group’s countries to become protagonists and celebrate the pride of working for Santander. Furthermore, during this week Santander volunteers expressed their solidarity and in just one day collected 59 tonnes of food that was delivered to various NGOs throughout the world.

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ANNUAL REPORT 2014	1. BUSINESS MODEL AND STRATEGY AIM AND VALUE CREATION > EMPLOYEES

This was one of the corporate volunteer activities organised in all countries during 2014, involving 60,000 volunteers.

Customer-focused

Santander continued in 2014 to be committed to training its professionals, paying particular attention to developing training programmes and exchange of best practices that support the commercial transformation into a more customer-focused Bank. Of note were:

•	Santander Retail and Commercial Banking College, whose purpose is to enhance the development and knowledge of its commercial and retail banking professionals via specialised training programmes by segment and/or business in each country.

•	Santander Business Insights, conferences to disseminate good practices related to customers, both the Group’s and those of external organisations.

•	Knowledge without limits, a new training platform for all the Group’s professionals that provides access, in an open and participative way, to a wide variety of training resources and best internal and external practices in order to give a better customer service.

Recognitions

Among the recognitions obtained by Banco Santander in various countries during 2014 were the following:

•	Santander UK obtained the Top Employer certification granted to those banks that attain the highest standards of excellence in the conditions they offer to their employees. The Bank was also recognised in the Top 50

Employers for Women for supporting gender diversity and in the Top 100 Graduate Employers for being one of the preferred companies among university graduates.

•	Santander Consumer Germany was recognised as Top Employer in the country and received the Total E-Quality Award for its initiatives in favour of diversity and equality of opportunity among its employees.

•	In Argentina, Banco Santander was ranked first for the third year running in the Great Place to Work classification.

•	In Spain, the Bank obtained the following recognitions:

•	The MercoPersonas 2014 ranking put Santander as the best bank to work for and the fourth best company in Spain.

•	The annual survey Empleadores Ideales, conducted by the Swedish consultancy Universum and which gathers the opinions of more than 16,000 Spanish students, put Banco Santander among the five favourite companies to work for among business school students who also regard it as their preferred bank.

•	The survey by the consultancy Randstad among more than 8,000 potential candidates between the ages of 18 and 65 recognised Santander as one of the preferred places to work in Spain in the banking category.

33

ANNUAL REPORT 2014	1. BUSINESS MODEL AND STRATEGY AIM AND VALUE CREATION > CUSTOMERS

Customers

{ We want to help our customers prosper and meet their goals. In order to achieve this, the Bank’s more than 180,000 professionals strive every day to build long-term relationships that increase the satisfaction and loyalty of our customers.

In order to continue to increase the loyalty of customers with the Bank and provide them with excellent service, we continued to work in 2014 on a commercial model that aims to offer value with simple and tailored solutions, via the most appropriate and efficient channels and with just and fair treatment.

Customer loyalty

Progress was made during 2014 in improving knowledge of customers and adapting the attention model and solutions that the Bank offers to satisfy their demands.

Knowing our customers

In order to facilitate a personalised dialogue with customers that enables us to better understand their behaviour, expectations and needs, new management tools and other initiatives were launched, such as events and group dynamics.

After the launch in 2012 of NEO CRM in Chile, it was introduced in 2014 in Brazil, Spain and the US. It will be implemented throughout 2015 in Argentina, Mexico, Portugal, Poland and the UK.

The NEO CRM project is a novel tool for organising commercial activity that enables us to gather and analyse the information of each customer and have a 360º vision of their performance and relationship with the Bank. This information enables customer needs to be anticipated and tailored solutions to be offered.

Group customers
Million
Spain	12.6
Portugal	3.6
UK	25.7
Poland	4.3
Germany	6.3
Rest of Europe	10.3

Total Europe	62.8
Brazil	31.1
Mexico	11.7
Chile	3.6
Argentina	2.5
Rest of Latin America	0.5

Total Latin America	49.4

United States	4.7

Total customers	117.0

New customer behaviours

•	Customer behaviour is changing due to greater access to new technologies

•	Mobile phones have changed the way customers interact to the Bank

•	Customers demand a more comprehensive and simple service and greater accessibility, seeking comfort and convenience when operating with the Bank

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ANNUAL REPORT 2014	1. BUSINESS MODEL AND STRATEGY AIM AND VALUE CREATION > CUSTOMERS

Specialised solutions

Banco Santander’s commercial model aims to satisfy the needs of all types of customer: individuals with different income levels, companies of all sizes and sectors, private corporations and public institutions.

Santander continued to innovate and develop solutions during 2014 for each customer type:

Individuals:

•	The Bank remained committed to Santander Select as the Group’s differentiated value proposal for high income customers. This specialised attention model, with products and services tailored to suit these customers’ needs, is already operating in all our markets.

Moreover, by taking advantage of its international franchise, Santander is able to make global value offers to these customers, such as the Débito Global Select card, which can be used to make cash withdrawals in the Bank’s more than 30,000 ATMs throughout the world without paying a fee.

•	In the UK, the range of products of the 1|2|3 account continued to function successfully. There are more than 3.6 million customers with a high degree of engagement with the Bank. The 1|2|3 current account reimburses in cash part of household bills and pays a better interest on large balances.

In Spain, Poland and the US, similar products were launched in 2013 and in 2014 in Germany.

Companies:

In order to turn the Bank into a strategic partner for growth in business with SMEs, various initiatives were developed including Santander Advance, a programme that offers a powerful financial offer and other non-financial solutions to spur internationalisation, foster job creation, talent and training.

Santander Advance was launched in Spain, Mexico and Portugal in 2014, with the participation of more than 28,000 SMEs, and during 2015 will be extended to the rest of the countries where the Group operates.

Also in the UK, the Breakthrough programme, launched in 2012, offers value added services and alternative financing for SMEs to grow in this country. The results have been very notable and pushed up the Bank’s market share in SMEs from 3.5% in 2012 to 6.5% in 2014.

Santander is also promoting other initiatives that take advantage of its international scope and network:

•	Santander Passport is a specialised attention programme for companies with an international scope. These companies are recognised and served homogeneously as the Bank’s preference clients in all the Group’s subsidiaries.

Santander Passport was launched during 2014 in eight countries (Argentina, Brazil, Chile, Spain, Mexico, Portugal, the UK and Uruguay) and is expected to be operational in the rest of the Group’s markets by the end of 2015.

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ANNUAL REPORT 2014	1. BUSINESS MODEL AND STRATEGY AIM AND VALUE CREATION > CUSTOMERS

•	Santander Trade is a unique platform in the financial sector that helps to internationalise the activity of companies, thanks to bringing business opportunities to the business community. It has been launched in 12 countries: Argentina, Brazil, Chile, Spain, the US, Mexico, Poland, Portugal, Peru, Puerto Rico, the UK and Uruguay.

The Bank strengthened this service in 2014 with Santander Trade Club, an online community that enables clients from various countries to get in contact with one another in order to step up their international activity. More than 9,000 companies are currently involved, more than one million visits were registered and more than 50,000 data bases downloaded.

•	The new cooperation project between retail and commercial banking and wholesale banking (collaboration revenues) aims to put at the disposal of all the Bank’s customers the products and services that best suit their needs and which, until now, were only available to large companies.

Operational excellence

Santander wants to provide its customers with excellent service and so in 2014 the Bank launched new initiatives that aim to improve processes from the customers’ standpoint, incorporating the benefits brought by the digital transformation.

Multichannel and digital strategy

The digital transformation is a strategic priority for Banco Santander. During 2014, the Bank progressed in developing a multichannel distribution model that facilitates customers’ relations with the Bank where they want, how they want and when they want.

The Bank also continued to work during 2014 on a new model based on the concept of the multichannel branch.

In the case of branches, which are the main channel for forging and maintaining long-term relations with customers, the objective is to have more modern and simpler spaces that combine the advantages of the use of technology with the proximity and professionalism provided by the Bank’s employees to customers.

Santander also strengthened its range of services via mobile phones, electronic banking and the contact centre.

•	Mobile First was promoted in the mobile phone sphere, which aims to improve the client’s experience with initiatives such as the simple mobile banking in the UK (Smartbank), the mobile wallet in Spain to manage payments from the smartphone, and the new mobile apps in Brazil, Germany, Poland, Uruguay, Puerto Rico and Portugal.

Benefits of Santander Passport

•	A global interlocutor that will tend to a company in any country with the support of local account managers

•	Personalised attention with the support of local specialists in new markets

•	Facilities to open an account or contract products

•	Quick response to credit requests, as the Bank will have at its fingertips the risk analysis of the company’s activity in different markets

•	App Passport to access via mobile devices to all the advantages of Santander Passport

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ANNUAL REPORT 2014	1. BUSINESS MODEL AND STRATEGY AIM AND VALUE CREATION > CUSTOMERS

Customer satisfaction
% of active customers satisfied
Bank	End 2014	End 2013
Argentina	86.8%	85.2%
Brazil	70.6%	78.4%
Chile	88.4%	85.4%
Spain	85.0%	87.2%
Mexico	95.0%	92.0%
Poland	93.5%	96.7%
Portugal	94.1%	93.8%
UK	94.5%	92.3%
US	80.8%	80.8%

Total	85.3%	86.9%

•	Of note in the online sphere was the launch of new commercial websites in the United Kingdom, Portugal, Spain and Argentina, the new online banking project in Brazil, the virtual advisor in Poland, which facilitates advice at a distance to customers, and the digital manager in Spain.

•	As regards the contact centres, of note is the success of the voiceprint in Mexico (customer identified by their voice).

•	An extra push is being given to social networks in order to reach customers with offers of products and services in the appropriate place and moment.

Customer satisfaction

One of Banco Santander’s strategic objectives is to have more satisfied customers. We believe that such customers use the Bank’s products more assiduously, their average savings balances are higher and the probability of them leaving is significantly lower than in the case of an unsatisfied customer.

In 2014, 85.3% of Grupo Santander’s active individual customers were satisfied. Of particular note was the increased satisfaction of customers in Mexico, Chile, the UK and Argentina.

As for complaints, their number was 14% lower in 2014 than in 2013, reflecting Santander’s commitment to continuously improve customer attention and the quality of service. Among the main markets, those that most reduced the volume of complaints were Portugal, the UK, Chile, the US and Brazil.

As well as the programme to continuously improve quality, established in the Group years ago, an initiative was launched in 2014 to transform the customer experience for the main customer journeys.

This project, launched in the Group’s 10 core markets, identifies the customer processes that impact the most on their experience and redesigns them from the customer’s perspective.

A methodology is used whose basis is the customers’ views and expectations and with the work carried out by many of the Bank’s areas a new experience is delivered to the customer.

At the moment the two to three main customer journeys in each country are being improved, such as the process of taking on a customer.

Innovation

Santander’s commitment to innovation, in response to the challenges that digital transformation represents for the business and our customers, is reflected in the following two initiatives:

•	Corporate unit of innovation, whose purpose is to plan and develop the Group’s digital innovation strategy from a global perspective, taking advantage of the innovation capacities that already exist in the different units and businesses. Of note among its functions is the global observatory, which analyses and consolidates the market’s trends and best practices, and the laboratories, which conceptualise and execute projects using innovative methodologies.

•	The mutual fund Santander InnoVentures, with $100 million to invest in start-ups and innovative companies in the financial sector.

Simplification in the process of registering customers

An initiative that aims to improve the customer experience during the first 90 days of their relationship with the Bank

Examples of progress in countries:

•	United Kingdom: simplifying documents delivered to the customer

•	Spain: digital signing in a tablet

Other Customers Journeys

Improvement in the various processes which are critical in customers’ daily interaction with the Bank

For example:

•	Mexico: paperless process for loans, beginning with the customer’s first visit and online pre-evaluation

•	Argentina: incidents resolved immediately and via the same channel the customer uses to communicate it

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ANNUAL REPORT 2014	1. BUSINESS MODEL AND STRATEGY AIM AND VALUE CREATION > SHAREHOLDERS

Shareholders

{Banco Santander pays particular attention to its shareholders and strives to reward them with an attractive and sustainable dividend per share and return, and with a personalised service and attention model and regular and transparent information.

The base of Banco Santander’s value proposal for its shareholders is a business model with a high degree of recurring revenues, prudence in risks, efficient and with disciplined use of capital and financial strength.

Capital strength and risk management

Banco Santander’s strategy focuses on organic growth and an efficient capital allocation among its businesses. The Bank is implementing an enterprise wide risk management (Santander Advanced Risk Management) model, which will enable it to strengthen and improve its medium-low risk profile and reduce its NPL ratio below 5% by 2017.

The results of the stress test and the Asset Quality Review (AQR) conducted by the European Central Bank in 2014 showed that Santander has one of Europe’s best-capitalised balance sheets.

•	The adjustment to Grupo Santander’s levels of provisions resulting from the AQR was the lowest among its international peers (impact of 0.04 p.p. on its capital ratio).

•	In the adverse scenario of the stress test, Santander was the bank whose capital was reduced the least among its international peers, representing a €20,000 million surplus above the minimum capital required at that time.

In 2015, Banco Santander has increased its capital by €7,500 million, through the issue of 1,214 million new shares. The issue consisted of an accelerated book building process aimed at institutional investors. The new shares began to be listed on January 13, 2015 on the Spanish stock exchange.

This capital strengthening will enable the Bank to benefit from the strong growth envisaged in its core markets in 2016, taking advantage of the organic growth opportunities and increasing lending and its market share. It will also make it possible to comply ahead of schedule with the Basel III capital requirements, assuming then fully as of 2015 although they will only be required as of January 2019.

As a result of this capital increase, the Bank will attain in 2015 a fully loaded capital ratio of around 10%, making Santander one of the best capitalised banks at an international level, bearing in mind its geographic diversification and retail and commercial banking model that enable it to generate results with a low level of volatility.

International investors received the capital increase warmly, as shown by the speed with which it was carried out, the number of participating investors and the high demand for the new shares. This operation is positive for shareholders, as earnings per share are estimated to improve as of 2016.

Main figures of the January 2015 capital increase

•	€7,500 million capital increase, representing 8.8% of the Bank’s capital after the transaction

•	1,214 million new shares issued

•	€6.18 per share: placement price

•	235 investors took part in the transaction

•	€11,000 million total demand for the new shares

•	Operation closed after four hours

•	79% of the demand for the new shares came from the US and the UK

The capital increase will enable the Bank to benefit from the growth envisaged in its core markets and be one of the international banks with the strongest capital position

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ANNUAL REPORT 2014	1. BUSINESS MODEL AND STRATEGY AIM AND VALUE CREATION > SHAREHOLDERS

Enhanced profitability

The growth expectations in the main markets in which Santander operates enable us to anticipate a substantial improvement in the Bank’s profitability, as shown by the sharp rise in profits in 2014 (+39.3%). The Group’s objective is to increase its return on tangible equity from 11% in 2014 to 12-14% in 2017.

The amount assigned by Banco Santander to its shareholders charged to 2014’s earnings will be €0.60 per share, if the proposal that the board submits to the 2015 general meeting of shareholders is approved.

The Santander Scrip Dividend Scheme has enabled shareholders to opt to receive their dividend in shares or in cash and allowed the Bank, during the years of the crisis, to recapitalise at the pace of the regulatory requirements.

Following the capital increase, Banco Santander decided to reformulate its dividend policy. In the context of the improvement in the economic growth scenario and the change in tax regulations, which worsens the treatment of receiving a dividend in the scrip format, the board decided to set the remuneration per share charged to 2015’s earnings at €0.20 per share, which will be paid, as always, in four payments, three of them in cash and the other in shares or cash, at the shareholder’s choice.

In the coming years, the evolution of the dividend will be in accordance with the growth in earnings, with the objective that the cash pay-out represents between 30% and 40% of the recurring profit, instead of the current 20%.

Shareholder remuneration in 2014 and 2015

February » €0.15 : Santander Scrip Dividend charged to 2013’s earnings

May » €0.15 : Santander Scrip Dividend charged to 2013’s earnings

August » €0.15 : Santander Scrip Dividend charged to 2014’s earnings

November » €0.15 : Santander Scrip Dividend charged to 2014’s earnings

February » €0.15 : Santander Scrip Dividend charged to 2014’s earnings

May » €0.15 : Santander Scrip Dividend charged to 2014’s earnings August » €0.05 : Cash dividend charged to 2015’s earnings

November » €0.05 : Santander Scrip Dividend charged to 2015’s earnings

… In the coming years, the evolution of the dividend will be in accordance with the growth in earnings

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ANNUAL REPORT 2014	1. BUSINESS MODEL AND STRATEGY AIM AND VALUE CREATION > SHAREHOLDERS

Evolution of the Santander share

Santander continued to be the largest bank in the euro zone in 2014 by market capitalisation for the 12th year running, and the 11th in the world, with a value of €88,041 million.

The Santander share ended 2014 at €6.996 per share, 7.5% higher than a year earlier. This evolution outperforms that of the Ibex 35 (+3.7%), the Spanish blue chip index, and of the main international indices, such as the DJ Stoxx Banks (-2.8%) and the DJ Stoxx 50 (+2.9%).

At the beginning of 2015, the Santander share was affected by the announcement of the Bank’s capital increase and by the turbulence in the market due to political risks in Greece, the oil prices and the correction in the US monetary policy.

Shareholder base and capital

Number of shareholders

At the end of 2014, Banco Santander had 3.2 million shareholders in more than 100 different countries.

Number of shares

The number of Banco Santander shares was 12,584,414,659 at the end of 2014, after four capital increases to tend to the demand of the four scrip dividend programmes during the year. These entailed issuing a total of 880,057,105 new shares (7.8% of the capital at the beginning of the year). In addition, and in order to tend to the exchange of the offer for acquiring 13.65% of Santander Brazil, 370,937,066 shares were issued.

Milestones in 2014

January 30: presentation of 2013’s results	March 28: general shareholders’ meeting	May: final dividend, 2013	August: first interim dividend, 2014

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ANNUAL REPORT 2014	1. BUSINESS MODEL AND STRATEGY AIM AND VALUE CREATION > SHAREHOLDERS

The Santander share in the world

Listing in two new stock markets

The Santander share began to be listed on the Sao Paulo stock exchange on November 17 after the offer to acquire 13.65% of Santander Brazil’s capital. This meant issuing new Banco Santander shares. The Santander share was also listed on the Warsaw stock exchange on December 3, bringing the number of markets where the share is traded to nine: the four Spanish markets, New York, Milan, Lisbon, London, Buenos Aires, Mexico, Sao Paulo and Warsaw.

Shareholder relations offices

Banco Santander wants to listen to all its shareholders and, in order to do so, puts at their disposal, via shareholder relations offices, varied channels to facilitate their communication with the Bank, including: shareholder mail box, telephone line, corporate website, the I am a shareholder website and the Santander Shareholders app.

Shareholders can send their comments and suggestions via these channels, while also receiving all the information on the evolution of the share and of the Group. Also, 329 events were held with shareholders to inform them of the Group’s results and offer them a personalised attention.

In 2014 :

32,034

e-mails tended to

227,968

telephone consultations received

339,049

letters

3,826,979

alerts sent via SMS

September 15:	November 4:	November 17: SAN share	January 2015:
extraordinary meeting of	presentation of third	publicly quoted in Brazil	€7,500 million
shareholders	quarter 2014 results		capital increase

41

ANNUAL REPORT 2014	1. BUSINESS MODEL AND STRATEGY AIM AND VALUE CREATION > COMMUNITIES

Communities

{ Banco Santander develops its business in a responsible way in order to contribute greater value to its employees, customers and shareholders. We take into account the impact of our activity on the environment and we contribute to the economic and social progress of the communities in which we operate.

Banco Santander’s commitment to society and the environment is manifested in two fundamental spheres:

1. Responsibility in developing its activity

Banco Santander is aware of the enormous impact its regular activity has on the environment and is committed to acting responsibly.

•	It has a sustainability committee chaired by the chief executive officer, which is responsible for integrating sustainability within the Group’s business model.

•	It has developed corporate policies and rigorous processes of marketing products and services that aim to guarantee they are sold appropriately.

•	It fosters compliance with the codes of conduct that govern the behaviour of its professionals.

•	It measures the social and environmental risks in large credit operations.

•	It has internal policies that govern the Bank’s activities in sensitive sectors, such as defence, energy and forestry.

•	It complies with the highest standards of corporate governance as regards transparency, effectiveness and defence of shareholders’ interests.

•	It promotes compliance with the United Nations Global Compact among its suppliers and manages purchase processes in a coordinated, efficient and sustainable way.

•	It has implemented energy efficiency measures in all the Group’s facilities and offers funding lines for the development of clean energy projects.

2. Commitment with the community

Santander shows its commitment to the society in which it conducts its business by investing in its development and social progress, with initiatives in different spheres:

•	Education. A quality education for everyone is a guarantee of social and economic wellbeing. Banco Santander supports education as the engine of communities’ progress, particularly higher education. The Santander Universities programme is the hallmark of the Group’s social commitment. Moreover, the Bank promotes access to quality nursery education through various initiatives, some of which directly involve employees.

•	Entrepreneurship and job creation. Santander promotes entrepreneurship and job creation, paying particular attention to the spheres of higher education and universities. The Bank has various business incubation initiatives and promotion of young talent with entrepreneurial spirit, as well as programmes that contribute to strengthening the business fabric and sustainable development.

•	Financial inclusion. Banco Santander pursues financial inclusion and the socio occupational integration of vulnerable collectives, in order to improve their quality of life and that of their environment. Santander has microcredit programmes in Brazil, Chile and El Salvador. Furthermore, the Bank is firmly committed to financial education, conscious of the need to promote better knowledge of basic aspects of finance.

•	Culture. Santander carries out intense activity to protect, preserve and disseminate art and culture. The Banco Santander Foundation in Spain and Santander Cultural in Brazil are the best examples of the Group’s cultural investment.

Santander forms part of the main stock market indices that analyse and assess the companies’ activity in the sphere of corporate social responsibility: the Dow Jones Sustainability Index (DJSI) in the bronze category, and the FTSE4Good

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ANNUAL REPORT 2014	1. BUSINESS MODEL AND STRATEGY AIM AND VALUE CREATION> COMMUNITIES

“Banco Santander is the leading company in the world in education investment,” according to the Varkey Foundation report in conjunction with Unesco

Santander Universities

Investment in higher education is a hallmark of the Bank’s social commitment and this support is articulated and managed via Santander Universities.

For 18 years Santander has maintained a long-term strategic alliance with universities, unique in the world. Santander cooperates in launching projects to improve education, internationalisation and modernisation of universities, student and teacher mobility, the entry of students into the labour market and fostering an entrepreneurial culture in universities.

This cooperation is articulated via comprehensive cooperation agreements, support for international cooperation agreements between universities, encouraging and cooperating with international academic networks, and backing global projects.

Of note among the main activities in 2014 were:

•	The 4th edition of the internship aid programme for professionals in SMEs in Spain, which made 5,000 grants. The success of this programme led to its launch, for the second time, in Argentina, the UK and Puerto Rico. The programme facilitates the insertion of students in the labour market. Almost 50% of students who were interns under this programme had a work relation with the company at the end of the programme.
•	The Universia network also helps young people to enter the labour market. There were 2.8 million job offers in 2014 and 16 million job requests registered in the platforms of the work community.

•	Innovation and entrepreneurship is a key priority in the support that Santander Universities gives to the university community. Of note was the holding of the 10th edition of the Santander Universities prizes for Innovation and Entrepreneurship in Brazil (20,100 projects presented) and the editions in Mexico, Argentina, Chile and Puerto Rico. Of note also is the organisation of Spin 2014, an international event held in Mexico City, in cooperation with Red Emprendia, the Latin American university network of business incubation that promotes the transfer of knowledge, technological development, innovation and responsible entrepreneurship.

•	Launch of the latest edition of the Santander Iberoamérica scholarship programmes, fulfilling the commitment made at the II Meeting of University vice-chancellors in Guadalajara, Mexico, in 2010.

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ANNUAL REPORT 2014	1. BUSINESS MODEL AND STRATEGY AIM AND VALUE CREATION > COMMUNITIES

The III International Meeting of Vice-chancellors was held by Universia in 2014 in Rio de Janeiro, attended by 1,109 vice-chancellors from universities in 32 countries who, during two days, debated the projection of universities and their capacity to respond to society’s demands.

The conclusions of the different working sessions are set out in the 2014 Universia Rio Declaration, which details the main challenges and priorities facing Latin American universities in the 21st century and along which is fostering entrepreneurship. This declaration was delivered by Ana Botín, executive chairman of Banco Santander, to Enrique Peña Nieto, the president of Mexico, King Felipe VI of Spain and the Ibero-American General Secretariat in the

framework of the summit of heads of state held in December 2014 in Veracruz, Mexico.

At the Rio meeting, the Bank announced its commitment to invest €700 million in university support programmes over the next four years. Of it, 40% will go on university entry scholarships and national and international student and teacher mobility; 30% on fostering research, innovation and university entrepreneurship; and the remaining 30% on supporting academic projects and initiatives to modernise and incorporate new technologies to universities.

The 2014 Universia Rio Declaration

Key strategic areas and proposals for Latin American universities

1.      Consolidation of the Ibero-American Knowledge Space.

2.      Universities’ social and environmental responsibility.

3.      Improvement of information on Ibero-American universities.

4.      Attention to students’ expectations.

5.      Continuous training of professors and strengthening of

          teaching resources.

6.      Guarantee for teaching quality and adaptation to social needs.

7.      Improvement of research, transfer of its results and

          innovation.

8.      Extending internationalisation and mobility initiatives.

9.      Full use of digital technologies.

10.    Adaptation to new outlines of organisation, governance and funding.

See more information on the 2014 Universia Rio Declaration at: www.universiario204.com

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ANNUAL REPORT 2014	1. BUSINESS MODEL AND STRATEGY AIM AND VALUE CREATION> COMMUNITIES

Recognitions

Prestigious international organisations recognised during 2014 Banco Santander’s commitment to society:

•	The world’s greenest bank for the third time, according to the magazine Bloomberg Markets, which for the last four years has drawn up a ranking of the world’s greenest banks which assesses the financing of renewable energy projects and the reduction of the environmental impact with energy efficiency measures.

•	World’s most transparent bank, according to the NGO Transparency International, which drew up the second edition of its Transparency in Corporate Reporting index. Santander was classified in fifth place in the ranking of the world’s most transparent multinationals and the first among international banks, thanks to the information provided on its anti-corruption programmes and organisational transparency.

Other recognitions obtained during the year in countries where Santander operates include:

•	Santander Brazil won the BeyondBanking award, in the Banking Planet category –adapting and responding to climate change effects– granted by the Inter-American Development Bank (IDB), for its Reduce and Compensate CO2 programme. This award recognises the best financial institutions in the sustainability sphere in all of Latin America.

•	Santander Chile was recognised as the leading company in corporate governance by ALAS20 on its report on sustainability and responsible investments. It also obtained an award in the leading company in sustainability and investor relations categories.

•	Santander UK attained a national award for the Community Plus programme of the Santander UK Foundation for being considered the best corporate foundation programme in the 2014 Corporate Engagement Awards, which are granted to corporate social responsibility initiatives.

•	Santander Totta was recognised for its energy efficiency management plans at its headquarters, in the ninth edition of the EDP Electric Energy and Environment awards.

Santander Chile:

financial education

In order to promote financial education in an inclusive way, foster conducts such as responsible consumption, savings and good use of banking products and services, various initiatives were developed for individuals and SMEs such as sanodelucas.cl, a digital and interactive platform with contents and tools, and the recently launched Financial Education Centre.

Santander Mexico:

nursery education

The Bécalos project, in which the Bank has participated for many years in cooperation with the Mexican Banking Association and the Televisa Foundation, promotes education in Mexico through granting scholarships to students and teachers in public schools.

Under Bécalos, 90 out of every 100 students can attend the following school course. The Bank collected more than €53,000 in 2014 for this initiative via ATMs. The Bank, on its part, contributed €200,000. Over 200.000 students have benefited from this programme.

Santander Brazil:

microcredit programme

•	Santander Brazil is the leading private bank and the second in microcredits in Brazil. It is present in more than 600 municipalities throughout the country.

•	The programme grants credits of €700-€800, with maturities of around eight months, to charity groups formed by five to six people.

•	More than 300,000 people, 70% of them women, have benefited from this programme since 2002.

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ANNUAL REPORT 2014	1. BUSINESS MODEL AND STRATEGY RISK MANAGEMENT

Risk management

{ Quality in risk management is one of our hallmarks and a priority area for action and value creation.

During its more than 150 years of activity, Santander has developed a combination of prudence in risk management together with the use of advanced techniques that have proven to be decisive in generating recurring economic results.

Grupo Santander’s risk policy is focused on maintaining a medium-low and predictable profile for all of its risks. Its risk management model is a key factor for achieving the Group’s strategic objectives.

Grupo Santander’s corporate risk management principles

Integration of the risk culture and involvement of senior management in managing and taking decisions on risks	An independent risk function	Comprehensive approach to all risks

Formulating the risk appetite of the Group and its units	Clear definition of attributions and decision- making via collegiate bodies	Use of common management instruments among countries

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ANNUAL REPORT 2014	1. BUSINESS MODEL AND STRATEGY RISK MANAGEMENT

The board is responsible for annually establishing and updating the risk appetite

Corporate governance of the risk function

The board is responsible for annually establishing and updating the risk appetite, monitoring the risk profile, and ensuring consistency between both. The risk appetite is set for the whole Group, as well as for each of its main business units, in accordance with the corporate methodology adapted to each market. At the local level, the boards of the subsidiaries are responsible for approving the respective risk appetite proposals once these have been validated by the Group.

The executive risk committee (ERC) is the Group’s maximum executive body on risks and adopts decisions in the sphere of the powers delegated by the board to ensure that the Group’s risk profile derived from the business strategy is aligned with the risk appetite limits and global policies approved by the board. Under these powers, the DRC approves risk operations, sets the risk policies and monitors the profile of global risks, ensuring that the Group has the structure, resources and necessary systems for adequately managing and controlling risks.

A new board committee was created in 2014 to supervise risks, regulation and compliance. Its functions are to support and advise the board on defining and assessing the risk strategy and policies and in the Bank’s relation with supervisors and regulators in the various countries where it operates, supervise compliance with the general code of conduct and, in general, the Bank’s rules of governance and compliance programme.

Advanced Risk Management (ARM)

The Group launched the Santander Advanced Risk Management programme to accelerate the implementation of its strategic projects to improve risk management and control capacity. The aim is to have comprehensive and integrated risk management at all levels of the organisation, efficiently aligning the strategic objectives with a medium-low and stable risk profile.

The DRC delegates some of its powers in corporate risk committees, structured by risk type and activity, which facilitate an adequate scaling process for taking final decisions and continuous monitoring of the risk profile. Moreover, both the executive committee as well as the Bank’s board devote particular attention to managing the Group’s risks.

See pages 179-181 of

this annual report

47

ANNUAL REPORT 2014	1. BUSINESS MODEL AND STRATEGY RISK MANAGEMENT

Grupo Santander’s risk profile

The risks that Santander faces as a result of its activity are: credit, market, liquidity, structural and capital, operational, conduct, compliance and legal, model, reputational and strategic. We set out below a brief description of the main risks and their evolution in 2014.

	Definition	Risk profile	Evolution in 2014

Credit risk See pages 194-222 of this annual report

This risk comes from the possibility of losses derived from total or partial failure to perform the financial obligations contracted with the Group by its customers or counterparties.

Other credit risk optics:

•    Credit risk from activity in the financial markets.

•    Concentration risk.

•    Country risk.

•    Sovereign risk and that with the rest of public administrations.

•    Environmental risk.

•    More than 80% of Grupo Santander’s credit risk comes from commercial and retail banking activities.

•    64% of the Group’s loan portfolio has real guarantees.

•    High degree of geographic diversification of risks.

•    Limited concentrations in clients, business groups, sectors, products and countries.

•    The largest concentration in a loan portfolio in a particularly sector and country represents 16% of the Group’s total risk and corresponds to residential loans in the UK.

•    The exposure to Spain’s sovereign risk represents only 3% of the Group’s total assets.

•    Very limited cross-border risk exposure, in line with the model of subsidiaries autonomous in terms of capital and liquidity.

•    High credit rating of the Group’s assets.

•    The credit risk with customers increased in 2014, to €804,084 million, following two years of decreases.

•    The trend toward reducing loan-loss provisions and the cost of credit, which stood at 1.43%, was maintained.

•    The NPL ratio was reduced to 5.19% and the coverage ratio increased to 67%.

•    The net exposure to run-off real estate risk in Spain was reduced by €2,015 million, to €7,320 million.

•    The adjustment in Grupo Santander’s level of provisions as a result of the ECB’s Asset Quality Review (AQR) was marginal (€200 million in a balance sheet of €1.3 trillion).

Liquidity and funding risk See pages 245-258 of this annual report

Liquidity risk is that incurred from potential losses that could arise as a result of a bank’s incapacity to obtain funding in the market and/or from the higher financial cost of accessing new ways of funding.

Management of this risk aims to ensure the availability of the funds needed in adequate time and cost to tend to obligations and develop operations.

•    Liquidity management and funding is a basic element of the business strategy.

•    The funding and liquidity model is decentralised and based on autonomous subsidiaries that are responsible for covering their own liquidity needs.

•    The needs derived from medium and long-term activity must be funded by medium and long-term instruments.

•    High participation of customer deposits, as a result of an essentially retail and commercial banking balance sheet.

•    Diversification of wholesale funding sources by: instruments/investors, markets/currencies, and maturities.

•    Limited recourse to short-term wholesale funding.

•    Availability of a sufficient liquidity reserve, which includes the discounting capacity in central banks to be used in adverse situations.

•    Net loan-to-deposit ratio in the Group at very comfortable levels (113%).

•    High capturing of medium and long- term wholesale funds (issues and securitisations): €52,000 million via 18 issues in 15 countries and 13 different currencies.

•    Compliance ahead of schedule of regulatory ratios: at the end of the year, the liquidity coverage ratio exceeded 100% in the Group and the main subsidiaries compared to 60% required as of October 2015.

•    The liquidity reserve stood at €230,000 million, after rising in the quantity (+€30,000 million) and quality of its assets.

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ANNUAL REPORT 2014	1. BUSINESS MODEL AND STRATEGY RISK MANAGEMENT

	Definition	Risk profile	Evolution in 2014
Market risk See pages 223-244 of this annual report	Market risk covers those financial activities where equity risk is assumed as a result of a change in market factors. This risk emanates from changes in interest rates, the inflation rate, exchange rates, equities, credit spreads, commodity prices and volatility in each one of these factors, as well as the liquidity risk of the various products and markets in which the Group operates.

•    Santander maintains a moderate exposure to market risk.

•    Diversification both in terms of risk factors as well as geographic distribution.

•    Trading activity centred on customer business.

•    The average VaR in trading activity remained in a low range, in line with previous years.

•    Limited exposure to complex, structured assets.

•    The VaR of trading activity in markets fluctuated in 2014 between €8 million and €24 million.

•    The most significant fluctuations were due to changes in the exposure to Brazil’s exchange rate and to interest rates and credit spreads in Spain’s treasury.

Operational risk See pages 259-267 of this annual report	The risk of losses resulting from defects or failures in internal processes, human resources or systems, or from external circumstances. In general, and unlike other types of risk, it is not a risk associated with products or businesses. It is found in processes and/or assets and is internally generated (people, systems, processes) or as a result of external risks, such as natural disasters.

•    In the sphere of operational risk control and management, the Group focuses on identifying, measuring/ assessing, controlling/mitigating and communicating.

•    Organisational model of control and management based on three lines of defence.

•    The Group has over 500 mitigation measures in place in response to the main risk sources.

•    The business continuity management system ensures the operation of processes in the event of disaster or serious incident.

• Progress was made on the evolution towards an advanced model (AMA) to calculate regulatory capital by operational risk.
Compliance and reputational risk See pages 268-273 of this annual report

Compliance risk

This is the risk of receiving sanctions, economic or otherwise, or being the object of another type of disciplinary measure by supervisory bodies, as a result of not complying with laws, regulations, rules, standards of self-regulation or codes of conduct applicable to the activity developed.

Reputational risk

This is the risk linked to the perception that the various stakeholders have of the Group, both internal and external, in the development of its activity, and which can have an adverse impact on results or expectations of business development including, among others, legal, economic and financial, ethical, social and environmental aspects.

•    Explicit declaration of zero tolerance in matters of compliance and reputational risk.

•    The Group’s compliance programme focuses on:

•    Prevention of money laundering and financing of terrorism.

•    Marketing of products and services.

•    Conduct in the securities markets.

•    Prevention of penal risks.

•    Relations with regulators and supervisors.

•    Drawing up and disseminating the Group’s institutional information.

•    In the sphere of money laundering 22.9 million transactions were analysed and training courses given to 129,233 employees.

•    The corporate committee of marketing analysed a total of 103 new products/ services.

•    12,000 Group employees are subject to the Code of Conduct in the Securities Markets.

•    Banco Santander made public 90 material facts.

49

In 2014 Santander generated an attributable profit of

€ 5,816 million.

Profit was up 39.3%, backed by solid revenues, cost control and lower provisions.

2

2014 Results

52 Economic, banking and regulatory environment
56 Highlights
58 Markets
66 Global businesses

ANNUAL REPORT 2014	2. 2014 RESULTS ECONOMIC, BANKING AND REGULATORY ENVIRONMENT

Economic, banking and regulatory environment

International economic environment

The global economy grew by around 3.3% in 2014, in line with 2013 but with important differences. On the one hand, the developed economies grew more strongly which was offset by more moderate growth among the emerging economies. On the other, the differences in cyclical positions between the developed countries and among the emerging ones were more accentuated.

•    The United States is in a solid expansion stage. The economy grew at above its potential rate, as a result of which unemployment and the excess of installed capacity were reduced substantially. Inflation remained low. In these devaluation, labour market reforms and restructuring of the financial system.

•    Germany’s growth eased as the year progressed, while maintaining the strength of its labour market and the high level of competitiveness of its exports.

•    Poland grew strongly in 2014, although the economy lost steam in the last part of the year due to the conflict in the Ukraine (which hit Poland’s trade with East Europe) and the euro zone’s modest growth.

The developed economies grew more strongly, while the emerging ones moderated their growth conditions, the Federal Reserve concluded its bond-buying programme, without abandoning the expansive tone of its monetary policy.

•    The United Kingdom performed very positively in 2014. Inflation consolidated at below 2%, enabling the Bank of England to hold its discount rate at 0.5%.

•    The euro zone registered a slow recovery. Inflation was close to 0%, which led the ECB to cut its benchmark rates and launch new quantitative easing measures in the form of injecting long-term liquidity (TLTROs) and purchases of securities issued by the private sector.

•    Spain grew clearly above the euro zone average in 2014. Job creation, which began in the fourth quarter of 2013, was consolidated and produced a gradual decline in the unemployment rate. The recovery is the result of the adjustments and reforms made in the public and private sectors in the last few years, notably among which has been the improvement in competitiveness, via internal

52

ANNUAL REPORT 2014	2. 2014 RESULTS ECONOMIC, BANKING AND REGULATORY ENVIRONMENT

»In the United States and the United Kingdom, consolidation of the recovery was particularly noticeable

»In the euro zone, the pace of growth was moderate, with Spain growing faster than the European average

»In Latin America, growth slowed but by varying degrees

•	In Latin America, growth slowed in 2014 (1.3% vs. 2.7% in 2013) in an international environment characterised by the normalisation of monetary policy in the US, lower growth in China and less favourable terms of foreign trade than in the past. Despite this lower growth, inflation rose, as a result of several supply shocks and the impact of the depreciation of Latin American currencies.

•	Brazil recorded moderate growth, despite which the jobless rate remained very low. The first measures announced by the new government were positively valued by the markets.

•	The Chilean economy slowed down, which allowed for more expansive monetary (benchmark interest rate at 3%) and fiscal policies.

•	Mexico was on an upward growth trend during 2014, thanks to the strong trade links with the US and the expectations raised by the major structural reforms.

The main international institutions foresee an upturn in the global economy in 2015 which would gain steam in 2016.

Financial markets and exchange rates

In general, financial conditions improved substantially. The advances mainly occurred in the first half of the year when the global perception of risk declined substantially, stock market indices registered widespread gains, public and private debt risk premiums fell sharply, access to capital markets was more fluid and the conditions of bank credit – in developed economies – eased.

This performance was linked to central banks’ monetary policies, which resulted in abundant liquidity and in the consequent search for profitability. Another important factor was the progress in the European Banking Union and the idea that the most extreme risks were a thing of the past.

In the second half of 2014 there was a correction and a greater differentiation in the performance depending on the nature of the asset and the prospects of each economy in the face of the downgrading of global growth forecasts, the end of the US bond buying programme and the notable fall in commodity prices, particularly in the case of oil.

Exchange rates registered important changes during 2014. The dollar, in particular, appreciated sharply against the euro and against the main Latin American currencies.

Financial conditions improved substantially and exchange rates registered important changes during 2014

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ANNUAL REPORT 2014	2. 2014 RESULTS ECONOMIC, BANKING AND REGULATORY ENVIRONMENT

Banking sector environment

The most important development for the banking systems in which Santander operates was the progress toward the Banking Union in the euro zone. The ECB assumed the function of supervisor of all euro zone banks and directly for the 120 most important (82% of the system’s total assets).

Before beginning this task, it conducted an exhaustive health check of the banks’ assets and liabilities. The assessment included two key elements: an Asset Quality Review and a simulation of the impact of different macroeconomic scenarios on the solvency of banks (stress test). Of the 123 banks analysed, only 13 recorded a net deficit of capital (€9,475 million total) when the results were announced.

2014 represented a turning point for European banks, thanks to the assessment of their balance sheets and the preparatory work by the banks, which strengthened their solvency decisively.

This was reflected in a clear improvement during the year in the confidence in the European financial system. Economic weakness, meanwhile, continued to weigh on business and the low interest rates continued to exert downward pressure on results. Even so, the trend of improvement during the year in the evolution of credit and the cost of credit is expected to support a gradual improvement in spreads in 2015.

2014 represented a turning point toward a clear improvement in the confidence in the European financial system, thanks to the ECB’s assessment of their balance sheets

Analysis of European banks

• 123 banks with €28 trillion in assets (70% of the European banking system) • Asset Quality Review: average European banking impact on CET1 of -40 b.p. but only -4 b.p. for Santander.	• Stress test: European banking impact on CET1 of -260 b.p. in the adverse scenario (Santander -139 b.p.). • 13 banks with capital needs of €9,475 million did not pass the test.	See pages 174-176 of this annual report

54

ANNUAL REPORT 2014	2. 2014 RESULTS ECONOMIC, BANKING AND REGULATORY ENVIRONMENT

Regulatory context

At the international level, the Financial Stability Board progressed in drawing up the crisis management framework to be applied to globally systemic banks (G-SIBs). The most novel element of these frameworks is the requirement of a minimum total loss-absorbing capacity (TLAC) to recapitalise an institution in the event of resolution. During 2015, an impact and market study will be developed to close the TLAC definition and calibration by the end of the year.

In Europe the crisis management directive was approved. This directive constituted a significant advance in the ordered resolution of banks in Europe and helped to break the feedback loop between banking and sovereign risk, by making bank creditors the first to absorb losses and reduce to the maximum the possibility of using public funds in the case of a banking crisis.

Another sphere of intense regulatory activity was the review of the capital requirement frameworks for credit, market and operational risk, both of standard as well as advanced models, which the Basel Committee is developing. This work is expected to be completed before the end of 2015. On its success will depend the role of risk sensitive requirements is maintained in the prudential framework or, on the contrary, a greater weight is given to non-risk sensitive measures such as the leverage ratio. Meanwhile, in Europe, the European Banking Authority (EBA) continued to issue standards and guidelines to guarantee a harmonised implementation in the European Union of the minimum capital requirements. All this work will be key for reducing the changes in capital requirements. All this work will be key for reducing the variability in capital requirements across banks not justified by their different risk profile. This will also help to guarantee a level playing field and meaningful comparisons.

The year in Europe was marked by progress in the Banking Union. The ECB assumed its supervision responsibilities in the euro zone on November 4. Furthermore, the regulations of the Single Resolution Mechanism (SRM) and of the Single Resolution Fund were approved.

The European Commission published in January 2014 its proposed regulations for structural reform that ban proprietary trading and the possibility of requiring separation of market making in some cases. The European Parliament and Council will continue to advance in these negotiations during 2015. As well as the UK, France, Germany and Belgium have also approved laws separating banking activity (fundamentally the separation and/or prohibition of proprietary trading) that will enter into force during 2015.

As regards investor protection, of note was the publication of MiFID II, which will come into force in January 2017. The European Securities Market Authority (ESMA) and the European Commission are developing it.

The year in Europe was marked by the launch of the single supervisor

55

ANNUAL REPORT 2014	2. 2014 RESULTS HIGHLIGHTS

Highlights

Balance sheet (Million euros)	2014	2013	% 2014/2013	2012
Total assets	1,266,296	1,134,128	11.7	1,282,880
Net customer loans	734,711	684,690	7.3	731,572
Customer deposits	647,628	607,836	6.5	626,639
Managed customer funds	1,023,437	946,210	8.2	990,096
Stockholders’ funds	80,806	70,326	14.9	71,797

Total managed and commercialised funds	1,428,083	1,270,042	12.4	1,412,617

Income statement[1] (Million euros)	2014	2013	%2014/2013	2012
Net interest income	29,548	28,419	4.0	31,914
Gross income	42,612	41,920	1.7	44,989
Pre-provision profit (net operating income)	22,574	21,762	3.7	24,753
Profit before tax	9,720	7,362	32.0	8,942
Attributable profit to the Group	5,816	4,175	39.3	2,283

EPS, profitability and efficiency (%)	2014	2013		2012
Attributable earnings per share (euros)	0.479	0.385	24.4	0.234
RoE[2]	7.0	5.8		3.1
RoTE[2]	11.0	9.6		5.2
RoA	0.6	0.4		0.3
RoRWA[3]	1.3	—		—
Efficiency ratio (with amortisations)	47.0	48.1		45.0

Solvency and non-performing loans (%)
CET 1 fully loaded [3] [4]	9.7	—		—
CET 1 phase-in [3] [4]	12.2	—		—
Non-performing loan (NPL) ratio	5.2	5.6		4.6
Coverage ratio	67.2	64.9		75.4

The share and capitalisation	2014	2013	%2014/2013	2012
Number of shares (million)	12,584	11,333	11.0	10,321
Share price (euros)	6.996	6.506	7.5	6.100
Market capitalisation (million euros)	88,041	73,735	19.4	62,959
Shareholders’ funds per share (euros)	6.42	6.21		6.99
Share price/shareholders’ funds per share (times)	1.09	1.05		0.87
PER (share price/attributable earnings per share) (times)	14.59	16.89		26.10

Other figures	2014	2013	%2014/2013	2012
Number of shareholders	3,240,395	3,299,026	(1.8)	3,296,270
Number of employees	185,405	186,540	(0.6)	189,460
Number of branches	12,951	13,781	(6.0)	14,238

1.	Changes excluding the impact of exchange rates: net interest income: +8.8%; gross income: +6.2%; pre-provision profit: +9.1%; attributable profit: +49.3%.
2.	RoE: Attributable profit to the Group/(Average capital+reserves+retained earnings+valuation adjustments). In 2014, proforma data including the January 2015 capital increase of €7,500 million. RoTE: Attributable profit to the Group/(Average capital+reserves+retained earnings+valuation adjustments-goodwill-intangible assets). In 2014, proforma data including the January 2015 capital increase.
3.	The previous years’ figures are excluded because they are not compatible due to the new CRD IV directive.
4.	In 2014, proforma data including the January 2015 capital increase.

56

ANNUAL REPORT 2014	2. 2014 RESULTS HIGHLIGHTS

Income statement

1 Sharp rise in the Group's attributable profit, fuelled by the improvement in commercial activity. Profit before tax rose in the 10 core markets.

See more information on pages 104-109 of this annual report

Quarterly attributable profit
Million euros

864
1,303
1,453
1,605
1,455
Q4
Q1'14
Q2
Q3
Q4

2014 attributable profit
€5,816
million

+39.3%

2 Gross income (€42,612 million) evolved favourably in quarterly terms and costs (€20,038 million) increased at below the inflation rate, which improved the efficiency ratio.

Efficiency ratio (%)

48.1
47.0
2013
2014

2014-2016 efficiency and productivity plan revised upward
€2,000
million

3 Sustained trend of improvement in the cost of credit due to lower provisions than in 2013.

Cost of credit (%)

1.69
1.65
1.56
1.52
1.43
D'13
M'14
J'14
S'14
D'14

-14.4%
Loan-loss provisions

Balance sheet

1 Recovery in lending and faster pace of growth in deposits and mutual funds, enabling the Bank to maintain a comfortable liquidity position.

+5%* Loans

+6%* Customer funds

113% Net loan-to-deposit ratio

* Excluding exchange rates

2 Fall in the NPL ratio due to the sharp reduction in NPL entries. Rise in the coverage ratio.

Non performing loan (NPL) ratio (%)

5.61
5.52
5.45
5.28
5.19
D'13
M'14
J'14
S'14
D'14

67%
Coverage ratio

3 High solvency and leverage ratios. The results of the ECB's comprehensive assessment reflect the Group's good management and balance sheet quality. Santander stands out among its peers for the small adjustment as a result of the Asset Quality Review and less impact on capital in the stress test.

9.7%* CET1 fully loaded

12.2%* CET1 phase-in

* Proforma data that includes the January 2015 capital increase.

See more information on pages 174-176 of this annual report

57

ANNUAL REPORT 2014	2. 2014 RESULTS MARKETS

Results by countries and businesses

Spain

Santander Spain has retail, commercial, wholesale, private banking and online banking (OpenBank) business. Its market share in loans is 13.5% and 14.8% in savings.

Aim:

Be the best bank for our customers and the best place to work.

We want to maintain our current position in the segment of high income individuals (Select and Private Banking) and grow our position in SMEs. Increase the loyalty and satisfaction of our individual customers. Drive innovation and digitalisation in order to be the best bank in the market. And strengthen excellence in service quality by streamlining critical processes.

2014 highlights

•   Santander Spain granted some 400,000 credits and loans for a total amount of €34,000 million (+84 b.p. in market share).

•   In a challenging economic and financial environment, but with a small and gradual upturn during the year, the strategy focused on:

•   Launching the Santander Advance project for SMEs with a financial and non-financial offer that has brought considerable recognition to the Bank, thanks to the activities organised with customers.

•   Attract new customers and greater engagement with current ones. In order to improve the customer experience, the We want to be your Bank programme was transformed so that it is better adapted to each customer profile.

•   Manage customer funds (+5%), which has largely shifted from deposits to mutual funds, consolidating leadership in investment funds.

•   Net interest income increased 9.4% in the year, mainly due to the reduction in the cost of funds. Operating costs were down 6.7% and the synergies envisaged and communicated to the market at the time of the merger were surpassed. Provisions fell sharply.

Integration of Santander, Banesto and Banif

The integration ended in July, ahead of schedule. All private banking clients were incorporated to the attention model that Banif had.

We took advantage of the integration to optimise segmentation and specialisation of branches, with a particular emphasis on private banking, Select and company banking, and increasing coverage in specialised portfolios to almost 100%.

Employees 24,979 Customers (Million) 12.6 Branches 3,511 Loans1 2 157,047 (+2%) Attributable profit[1] 1,121 (+141%) 1. Million euros 2. Change without repos Contribution to Group profit 14%

58

ANNUAL REPORT 2014	2. 2014 RESULTS MARKETS

Poland

Bank Zachodni WBK is the country’s third largest bank by market share in loans (7.5%) and deposits (8.3%).

Aim: To increase our market share and to maintain our leadership in terms of profitability.

2014 highlights

•   The Group’s business model in Poland focuses on commercial and retail banking, with a noteworthy presence in asset management, stockbroking, factoring and leasing. The Bank provides services to corporate clients and has the Global Banking & Markets unit that provides services to international clients.

•   The Bank continues to offer innovative and tailored solutions, not only to attract new customers, but also to deepen already existing relations. The objective is to improve transaction banking and increase in this way the Bank’s market share. The strategic programme Next Generation Bank continued to develop the Bank at all levels, with the focus on customers and their satisfaction, so that it becomes the bank of first choice.

•   The integration of BZ WBK with Kredyt Bank was completed, with an effective management of costs and gains in productivity and commercial activity.

•   Lending (+7%) and funds (+10%) grew in 2014, following the success of commercial campaigns. The funding structure was improved, with a net loan-to-deposit ratio of 84%. The efficiency ratio was 42.2%.

•   Bank Zachodni generated the largest amount of returns for its shareholders between 2004 and 2013 of all the banks listed on the Warsaw stock market, and was first in the Zlota Akacja ranking (Golden Share) of the WIG banks index.

Employees

11,971

Customers (Million)

4.3

Branches

788

Loans1 2

16,976 (+7%)

Attributable profit[1]

358 (+7%)

1. Million euros, change in local currency

2. Change without repos

Contribution to Group profit

6%

Portugal

Santander Totta is the third largest private sector bank by assets in Portugal and the leader in terms of attributable profit.

Aim: To be a reference in customer service quality, to grow in market share and to be the most profitable local bank.

2014 highlights

•   Santander Totta’s market share in loans is 10.7% (+46 b.p. in 2014) and 10.4% in mutual funds plus deposits (+73 b.p.).

•   Its strategy is to remain focused on increasing profitability and market shares in the company segment. Priority objectives are to manage net interest income, both assets and liabilities, and control non-performing loans. The Bank is the leader in customer satisfaction.

•   The Bank has been active in the international markets through two covered bond issues: the first, in March, of €1,000 million with maturity at three years; and the second, in June, of €750 million at five years. The Bank reduced its exposure to the European Central Bank.

•   Deposits rose 4% and mutual funds 21%. Lending fell 5% in a deleveraging environment.

•   Gross income increased 4.3% and operating costs remained very controlled (-0.9%). Loan-loss provisions evolved well (-35.7%).

•   In 2014, Santander Totta was named Best Bank in Portugal by Euromoney and Global Finance and Bank of the Year by The Banker.

Employees 5,410 Customers (Million) 3.6 Branches 594 Loans1 2 23,180 (-5%) Attributable profit[1] 189 (+65%) 1. Million euros 2. Change without repos Contribution to Group profit 2%

59

ANNUAL REPORT 2014	2. 2014 RESULTS MARKETS

Santander Consumer Finance

With a position of leadership in Europe’s consumer finance market, SCF specialises in auto finance and offers personal credits, loans to buy durable goods and credit cards.

Aim:

Maintain the consumer finance industry leadership at a European and local level, increasing profitability and creating value

We aim to extend and maximise captive car finance, resume growth in consumer loans, continue with efficiency leadership, and maintain diversified funding and solid capital ratios.

SCF provides financing solutions so that clients can buy goods through more than 120,000 associated points-of-sale. It also has 65 finance agreements with car and motorbike manufacturers, as well as various cooperation agreements with large retail distribution groups.

In an environment of the beginning of a recovery in consumption and car sales, SCF continued to gain market share, backed by a business model whose pillars are geographic diversification and critical mass in key products, higher efficiency than its competitors and a risk control and loan loss recovery management system common to all the markets in which it operates, which translates into a high credit quality.

•   Solid results supported by growth in commercial revenues (+6.4%) and lower loan-loss provisions (-3.7%).

•   The main units evolved well in profits. Of note was the growth in Poland and in the Nordics and the recovery in the euro zone periphery countries, led by Spain.

•   Lending increased 9%, supported by growth in the markets of central and northern Europe, and with Spain showing signs of improvement. The cost of credit was below 1%, the NPL ratio 4.82% and the coverage ratio 100%.

The agreements materialised in 2014 strengthen SCF’s position in its markets:

•   The agreement with Banque PSA Finance (PSA Peugeot Citroën Group) will enable it to bolster leadership in auto finance in various European countries and enter the French and Swiss markets.

•   SCF is the leader in auto finance and consumer credit in Spain, and strengthened its position in the latter segment after acquiring 51% of Financiera El Corte Inglés.

•   In the Nordics, SCF’s leadership in auto finance was joined by that in direct lending and cards after buying GE Money’s business in Norway, Sweden and Denmark.

Germany

SCF is the consumer finance leader in Germany (market share of 14% in term credit). By business lines, it is the leader in financing consumer durables and second in auto finance and direct lending. It also has commercial banking businesses.

Employees 13,046 Customers (Million) 16.6 Branches 579 Loans1 2 60,448 (+9%) Attributable profit[1] 891 (+12%) 1. Million euros 2. Change without repos Contribution to Group profit 11% Germany 5%

60

ANNUAL REPORT 2014	2. 2014 RESULTS MARKETS

United Kingdom

Against a backdrop of economic recovery, Santander UK is well placed to accelerate its growth, strengthen relations with customers and push its business with corporates in 2015.

Aim:

To be the best bank for our employees, customers, shareholders and communities.

Santander UK’s strategy centres on increasing the number of loyal and satisfied customers; becoming the bank of choice for UK companies and growing in the wholesale banking business; and maintaining a solid base of profitability, while continuing to invest in technology, advance in digital transformation, improve efficiency and foster the risk culture across the organisation.

Santander UK has a growing presence in current accounts, thanks to its innovative 1|2|3 World accounts, and is increasing its lending in both corporate banking and with SMEs, which currently represents 6.6% of loans to customers.

Its objective is to become a more diversified bank, capable of providing all types of service to cover the financial needs of individuals, households and companies.

2014 highlights

•   Gross income grew 7.7% in local currency, largely due to the improvement in margins on mortgage interest rates and growth in loans to SMEs and mid corporates, with underlying cost efficiency well managed. Provisions fell 45.7%.

•   Santander UK successfully increased the number of customers who have their main current account and hold more than one product. There was a large rise in 2014 with 1.2 million new 1|2|3 World customers, bringing the total balances in current accounts to £41,100 million (+47% versus 2013). The 1|2|3 World now has 3.6 million current account and credit card customers.

•   Gross mortgages increased by 43%, to £26,260 million.

•   Loans to companies increased 8%, bringing total lending to £23,900 million. This business is developed through an extensive network of corporate business centres, whose number rose from 50 to 66 in the last 12 months.

•   Improving customer satisfaction is a priority for Santander UK and in 2014 significant progress was made in this sphere. Retail customer satisfaction, as calculated by the Financial Reporting Survey (FRS), improved to 59.7% from 57.3% in 2013. Improvements in corporate customer satisfaction also continued to be delivered, rising to 58% from 50% as reported in the Charterhouse UK business survey.

•   Santander UK continues to be one of the banks with the most solid capital ratios in the United Kingdom (CET1 11.9%).

Employees

25,599

Customers (Million)[1]

25.7

Branches

929

Loans2 3

251,191 (+3%)

Attributable profit[2]

1,576 (+30%)

1. 14 million active customers

2. Million euros, change in local currency

3. Change without repos

Contribution to Group profit

19%

61

ANNUAL REPORT 2014	2. 2014 RESULTS MARKETS

Brazil

Santander Brazil is the country’s third largest private sector bank by assets and the leading foreign bank.

Aim:

Be the bank of first choice for an increasingly large number of satisfied customers, providing high value-added and innovative services to individual customers and companies.

We want to develop a sustainable commercial banking business, with recurring results and centred on increasing the number of customers, as well as their confidence and satisfaction. Grow wholesale banking, corporate and financial businesses, with an efficient capital allocation among the various businesses. Gain market share, increase net recurring profit and boost Brazil’s contribution to the Group’s total profit.

2014 highlights

•   In Brazil, the Bank has a market share of 12.4% in unrestricted loans and 7.9% in deposits.

•   Results were on a positive trend during 2014, with higher profits, costs rising at below the inflation rate and a fall in non-performing loans.

•   The Bank made progress in 2014 in its strategic priorities. Of note from a commercial standpoint were:

•   The acquisition of GetNet, one of the largest networks in Brazil for processing electronic transactions, in order to advance in the customer attention model and improve customer satisfaction.

•   In order to promote the payroll business, a joint venture was created with Banco Bonsucesso to increase the range of products and improve the distribution and marketing capacity.

•   The acquisition of 50% of Super Pagamentos, a digital platform that sells financial products and services via pre-payment cards, was announced. This operation will help the process of increasing the penetration of banking services in Brazil.

•   Channels were reformulated (attention centre, Internet, mobile banking) with a simpler, more accessible and commercial proposal.

•   The Santander Conta Conecta, a current account for individual customers and SMEs, which offers a device that enables payments to be received with cards in smartphones and tablets, has attracted some 50,000 customers.

•   A total of around 400 ideas suggested by employees via A bank for your ideas in the corporate intranet were implemented in 2014, and since then the number of complaints dropped by 26% and customers’ perception of the quality of service improved.

•   The Bank will continue to streamline its processes and make the customer experience easier. The objective is to be a benchmark in customer satisfaction, with greater engagement and profitability.

•   The offer to acquire the shares of Banco Santander Brazil not owned by Grupo Santander was concluded on October 30, 2014. This offer was accepted by shareholders representing 13.65% of the Bank’s share capital. As a result, Grupo Santander’s stake in Banco Santander Brazil increased to 88.3%.

Employees

46,464

Customers (Million)

31.1

Branches

3,411

Loans1 2

74,373 (+10%)

Attributable profit[1]

1,558 (+8%)

1. Million euros, change in local currency

2. Change without repos

Contribution to Group profit

19%

62

ANNUAL REPORT 2014	2. 2014 RESULTS MARKETS

Mexico

Santander is the country’s third largest bank by business volume, with market shares of 13.8% in loans and 13.7% in deposits.

Aim:

Be the leading bank in profitability, competitiveness, technological innovation, quality of service and pride in belonging to Santander.

We want to consolidate our leadership in strategic markets, double our customer base, be the preferred bank for our customers, convert the Santander brand into the most recognised in the market, increase our participation in the key sectors of energy and infrastructure, and be the bank of technological innovation in Mexico.

2014 highlights

•   Santander Mexico continues to focus on developing the high income and SME segments. In 2014, against a backdrop of lower growth in Mexico, lending rose 18% and deposits 14%, outperforming the market in its strategic businesses:

•   Mortgages. The strong growth of 17% consolidated the Bank as the second largest player in the country’s mortgage market.

•   SMEs. The Bank secured its leadership in this sector with growth of 26% in lending, surpassing the market and further strengthening its position as the partner for SMEs. Santander Advance, the largest programme of financing and integral services for SMEs in Mexico, was launched, which will double this loan portfolio over the next three years. This plan includes a MXN 1,000 million fund for SMEs’ growth projects in sectors such as telecoms, energy and renewables.

•   Gross income continued to grow notably (+6.0%), with a positive evolution in the main lines of the income statement. Of note was the growth in net interest income (+7.3%) and fee income (+2.6%).

•   Operating costs rose 7.2%, mainly due to the continuous investment in strategic businesses and the opening of 95 new branches. With an efficiency ratio of 41%, Santander Mexico is one of the most efficient franchises in the country.

•   Loan-loss provisions remained at a similar level to 2013 despite the growth in lending in 2014. The slight fall in attributable profit was due to the higher tax charge.

•   In order to increase transaction banking engagement, campaigns were carried out to improve the interest rate on loans for engaged customers. Innovative products continued to be launched such as the first credit card shared with American Express and the first agri-business credit card in Mexico.

•   In order to finance investment projects in infrastructure related to the structural reforms underway in Mexico, Santander launched a $10,000 million fund that will strengthen the Bank’s leadership in this sector.

•   In 2014, LatinFinance recognised Santander Mexico as the Best Bank in infrastructure in Mexico and Euromoney named it the Best Bank in Mexico for the third year running.

Employees

16,933

Customers (Million)

11.7

Branches

1,347

Loans1 2

25,873 (+18%)

Attributable profit[1]

660 (-3%)

1. Million euros, change in local currency

2. Change without repos

Contribution to Group profit

8%

63

ANNUAL REPORT 2014	2. 2014 RESULTS MARKETS

Chile

Santander Chile is the country’s largest bank in terms of assets and customers.

Aim: To be the leading and most valued bank in Chile, setting the client at the centre of our raison d’etre.

2014 highlights

•   Santander Chile has market shares of 19.2% in lending and 17.6% in deposits.

•   The Bank continued with its strategic plan to position the customer at the centre of its activity and looks to consolidate the franchise and leadership positions.

•   The four main pillars are: enhance the quality of customer attention and experience; focus on commercial and retail banking; proactive and conservative management of risks; and continuously streamlining processes.

•   Work continued in 2014 on the project to transform the Bank in order to grow prudently and with higher profitability; improve the relationship with customers and the quality of service; and manage risk and capital conservatively.

•   Lending grew 8%, with growth in high-income clients (+16%) and companies (+8%). Deposits increased 13%. The efficiency ratio was 38.9%. There was a strong rise in profits, fuelled by growth in gross income, cost control and stable provisions.

•   Santander Chile was ranked first in corporate transparency by Chile Transparente, the University for Development (UDD) and KPMG; and was named Bank of the Year by LatinFinance.

Employees

12,081

Customers (Million)

3.6

Branches

475

Loans1 2

30,550 (+8%)

Attributable profit[1]

509 (+35%)

1. Million euros, change in local currency

2. Change without repos

Contribution to Group profit

6%

Argentina

Santander Río is the country’s leading private sector bank by assets and liabilities.

Aim: Be the leading private sector bank in terms of profitability and market capitalisation.

2014 highlights

•   Santander Río has a market share of 9.2% in lending and 9.5% in deposits.

•   The business strategy centres on capturing and linking customers, particularly high income ones and SMEs. The Bank has a multi-channel network which focuses on quality of service and customer satisfaction. The number of branches increased by 5% in 2014 and 9 new spaces as well as 28 Select corners and 135 Select boxes were inaugurated for high income clients. A project was also launched to transform the branch network in order to improve service and efficiency. Work was carried out too on new mobile banking functionalities and on renewing the website.

•   In an environment of lower growth and greater regulation, the Bank showed a strong momentum. Lending rose 23% and savings 37%. Gross income was 34.3% higher in pesos.

•   Santander Río was named the Best Bank in Argentina by Euromoney and the Best Online Bank by Global Finance.

•   In the medium and long term, Santander Río will centre on enhancing its efficiency and quality of attention with new investments in technology, buildings and cost management. It will also progress in the launch of Advance, the Group’s value offer for SMEs.

Employees

7,275

Customers (Million)

2.5

Branches

396

Loans1 2

5,470 (+23%)

Attributable profit[1]

298 (+33%)

1. Million euros, change in local currency

2. Change without repos

Contribution to Group profit

4%

64

ANNUAL REPORT 2014	2. 2014 RESULTS MARKETS

United States

Grupo Santander does retail banking in the northeast of the country, provides consumer finance and wholesale banking services throughout the country as well as a wide range of financial services in Puerto Rico and private banking services in Miami.

Aim:

To become the regional bank of choice in the northeast and enhance our position as a national leader in auto finance.

To achieve this, Santander will strive to increase the number of loyal and satisfied customers, digitalise the Bank, and generate profitable growth while re-balancing the business mix.

2014 highlights

•   Santander Bank closed the year with 206,000 new extra20 checking accounts, representing 11% of its customer base. This account is the first in the US which pays customers $20 every month if they deposit directly at least $1,500 a month and pay online two bills every month.

•   In order to improve customer satisfaction, Santander Bank installed more than 600 new ATMs and added 537 cash points without printed receipt to its branch network.

•   Santander Bank launched Santander Bravo MasterCard® in February 2014. Cardholders benefit from promotions for each dollar they spend at service stations, supermarkets and restaurants.

•   Wholesale banking continued to increase its number of clients (+14% in large corporate clients, to 387), and attract various high profile multinational clients.

•   The Bank launched its Real Change advertising campaign in September 2014, which highlights the commitment of the Santander brand in the US to create real change that promotes progress for its clients and the communities it serves.

•   The successful listing of Santander Consumer USA in January 2014 generated capital gains of €730 million for the Group. SCUSA’s growth during the year (new lending +25%) was spurred above all by the agreement to provide auto finance services to Chrysler Corp.’s clients, now in its second year.

•   According to the main credit rating agencies, Santander BanCorp is the only Investment Grade-rated financial institution in Puerto Rico, and it has a better credit rating than the country’s sovereign debt.

•   In the framework of new regulatory trends and in order to apply the best management standards, the Group began a process of transformation in the US, consolidating all its businesses under a holding (Santander Holdings USA) and strengthening governance and control structures.

•   Through the Santander Universities website, Universia, Santander sponsored President Barack Obama’s multinational initiative, 100,000 strong in the Americas, created to foster the bi-directional exchange of 100,000 students between Latin America and the Caribbean, on the one hand, and the United States, on the other.

Employees

15,919

Customers (Million)

4.7

Branches

811

Loans1 2

67,175 (+4%)

Attributable profit[1]

800 (0%)

1. Million euros, change in local currency

2. Change without repos

Contribution to Group profit

10%

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ANNUAL REPORT 2014	2. 2014 RESULTS GLOBAL BUSINESSES

Global Wholesale Banking

Santander Global Banking & Markets (SGBM) posted an attributable profit of €1,614 million.

Santander Global Banking & Markets (SGBM) is the global business unit for corporate clients and institutions that, because of their size, complexity and sophistication, require specially-tailored services or value-added wholesale products.

2014 highlights

•   SGBM continued to reinforce the pillars of its business model, focused on the customer, global product capacities and interconnection with its local units, together with an optimum management of risk, capital and liquidity.

•   Its results were backed by the strength and diversification of client revenues, which represent 89% of total revenues. The efficiency ratio remained at levels that are a reference for the sector (36.4%).

•   Of note among SGBM’s activities in 2014 was the push given to the transaction business in the UK, the US and Poland, which complements the reinforcement of the franchise of clients in all markets; the creation of the Financing Solutions & Advisory unit to provide a comprehensive solution to clients’ advisory and structural funding needs; the development, together with Commercial Banking, of the offer and advisory in high value products for various client segments in all the Group’s units; and the drive in custody business in Spain and Latin America through a strategic agreement with an investment group.

Main transactions

•   In cash management, SGBM continued consolidating its local strength and development of regional solutions to accompany clients in their internationalisation process. Of note was the mandate for the treasury and payroll management of General Electric and its subsidiaries in Brazil.

•   Strong drive in trade finance, helping clients to import and export, such as the financing for the Sao Paulo Government. Notable growth in the area of working capital solutions, with programmes such as that of the Danone Group to make annual payments to its suppliers.

•   SGBM strengthened its capacities in the global capital markets sphere, leading rankings such as that of Brazilian issues in euros or that of the Housing Associations in the UK. An example of this were the euro issues of the Brazilian and Chilean Treasuries.

•   SGBM is one of the leading banks in placing project bonds for Europe, Mexico and Brazil, with issues such as that of Odebrecht Offshore Drilling Finance Limited.

•   In the sphere of corporate finance, it led the main operations in its core markets, such as advisory services for American Tower in its acquisition of the Brazilian BR Towers or Orange’s takeover bid for Jazztel.

•   Regarding corporate syndicated loans, SGBM remains the reference in Europe and Latin America.

Employees

3,152

Customers (Thousand)

57

Loans[1]

86,589 (+0%)

Attributable profit[1]

1,614 (+16%)

1. Million euros, change in constant currency

Contribution to Group profit[2]

20%

2. This figure is included in the profit contribution of each of the local units

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ANNUAL REPORT 2014	2. 2014 RESULTS GLOBAL BUSINESSES

Private Banking

Private banking includes the units that focus on providing a comprehensive and specialised service to the Group’s high net worth clients.

Santander Private Banking operates in Spain, Italy, Portugal, Brazil, Mexico and Chile, through a domestic private banking model, and in the US and other countries with a specialised offer for international clients.

2014 highlights

•   Assets under management rose 7% on a like- for-like basis, due to the generation of new business opportunities and the new clients attracted.

•   Once the integration of Santander, Banesto and Banif in Spain was completed, Santander was consolidated as the reference bank for high net worth clients in the country.

•   Cooperation with the Group’s different areas such as Wholesale Banking, Corporate Banking and Commercial Banking was reinforced through projects that facilitate common work for the benefit of the client.

•   The Banker named Santander Private Banking as the Best Private Bank in Latin America and Euromoney recognised the units in Chile, Portugal and Spain as the Best Private Banks.

Assets under management[1] 153,471 (+7%) Gross income[1] 889 (+2%) Attributable profit[1] 319 (+17%) 1. Million euros, change in constant currency, and assets under management on a like-for-like basis.

Asset Management

Santander has a wide range of savings and investment products covering different customer needs which are distributed globally via its retail networks.

This activity revolves around three business areas: Santander Asset Management (SAM), for mutual and pension funds, companies and discretional portfolios; Santander Real Estate, specialised in managing property investments; and Santander Private Equity for venture capital.

Santander Asset Management continued to develop in 2014 a global business model, supported by the local fund managers’ market strength and knowledge, and by the strategic agreement with the partners Warburg Pincus and General Atlantic to drive the global business of asset management.

2014 highlights

•   In 2014, new ranges of profiled Select funds were launched in Poland, Portugal and Brazil and the range of funds for the retail segment was completed with the Tandem profiled funds.

•   The offer of investment solutions in the form of profiled funds in Spain, Portugal, Chile, Brazil, Mexico, Poland, Germany and the UK was consolidated. Uruguay is expected to be included in 2015.

•   Training was stepped up in the commercial networks to strengthen knowledge of the profiled product offering and their sale tailored to the needs of each client.

Assets managed and commercialised[1] 161,788 (+17%) Total revenues[1] 1,039 (+22%) Attributable profit[1] 114 (+100%) 1. Million euros, change in constant currency and on a like-for-like basis

Insurance

The insurance business offers protection and savings solutions to close to 20 million clients in 20 countries, with a segmented offer and multi-channel distribution.

2014 highlights

•   Insurance continued to progress in transforming business, centred on clients and their protection needs. It focused on improving the customer experience, offering protection solutions adapted to the different segments and developing an innovative multi-channel marketing model. All of this strengthens customer loyalty and engagement, and builds long-term relations of confidence.

•   The insurance activity in 2014 centred on:

•   Continued development of a sustainable business model focused on excellence and quality of service.

•   Continued innovation and expansion of the range of insurance products, with a special emphasis on Select and Advance.

•   Strengthen the bancassurance business through the strategic alliances with Zurich in Brazil, Mexico, Chile, Argentina and Uruguay; with Aegon in Spain; and Aviva in Poland. An agreement was signed in 2014 with insurance company CNP to develop the insurance business of Santander Consumer Finance in Europe and cooperation with Aegon was increased and extended to Portugal.

Total revenues[1] 2,599 (+3%) Gross income[1] 455 (+12%) Attributable profit[1] 270 (+24%) 1. Million euros, change in constant currency

67

« We are beginning a new era, reinforcing our aim to become the best commercial bank in the world as we move forward with the highest international standards of corporate governance »

Ana Botín, chairman of Banco Santander
Internal communication.
25 November 2014.

3

Corporate governance report

Balanced and committed board.
> Of 15 directors, 10 are non-executive and 5 are executive.

Equality of rights of shareholders.
> Principle of one share, one vote, one dividend.
> No defensive mechanisMs in Bylaws.
> Encouragement of informed participation at meetings.

Maximum transparency, particularly as regards remuneration.

A corporate governance model recognised by socially responsible investment indices.
> Santander has been included in the FTSE4Good and DJSI indices since 2003 and 2000, respectively.

ANNUAL REPORT 2014	3. CORPORATE GOVERNANCE REPORT

Executive summary

Changes in the composition of the board

The following changes have led to a more international and diversified board:

•	On 10 September, after the death of the former chairman, Mr Emilio Botín-Sanz de Sautuola y García de los Ríos, the Bank’s board of directors resolved to appoint Ms Ana Botín-Sanz de Sautuola y O’Shea as executive chairman of the Group.

•	At its meeting of 25 November, the board of directors appointed Mr José Antonio Álvarez Álvarez as chief executive officer, replacing Mr Javier Marín Romano, and also approved the following appointments:

•	Mr Bruce Carnegie-Brown, as first vice-chairman, independent director and lead director (consejero coordinador).

•	Mr Rodrigo Echenique Gordillo, as fourth vice- chairman.

•	Ms Sol Daurella Comadrán and Mr Carlos Fernández González, as independent directors.

•	The new independent directors filled the vacancies created by the death of Mr Emilio Botín-Sanz de Sautuola y García de los Ríos as well as by the resignations of Mr Fernando de Asúa Álvarez and Mr Abel Matutes Juan.

•	In 2015, at its meeting of 16 January, the board of directors approved the appointment of Mr Rodrigo Echenique Gordillo, vice-chairman of the board, as an executive director with responsibility for the duty of compliance in accordance with the regulatory recommendations on corporate governance and also assuming the other duties assigned to him by the chairman of the Bank.

Activities of the board

•	The board held 16 meetings during 2014. In addition to the report made by the chairman at each ordinary meeting, at 9 meetings, the chief executive officer submitted management reports to the board, and the second vice-chairman and chairman of the executive risk committee reported on Group risks. The board has already held one meeting on the global strategy of the Group in 2015.

•	The Group’s external auditors and heads of internal audit participated in 11 of the 13 meetings held by the audit committee and reported to the board on 2 occasions during 2014.

Increase in capital and new dividend policy

•	In January 2015, a capital increase of 7,500 million euros, approximately 8.8% of the Bank’s capital after the increase, was carried out by means of accelerated bookbuilding.

•	The dividend policy of the Bank has also been redirected, effective from the first dividend to be paid for financial year 2015, resulting in the expected distribution of three cash dividends and a scrip dividend (Santander Scrip Dividend), in an estimated amount of five cents per share for each of them.

There is a compensation of 0.60 euros per share by means of scrip dividends with a charge to financial year 2014, in accordance with the announcement at the general shareholders’ meeting of 28 March 2014.

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ANNUAL REPORT 2014	3. CORPORATE GOVERNANCE REPORT SUBCAPÍTULO

Remuneration of directors

•	The total remuneration of directors for 2014 is 8.9% more than 2013.

Bylaw-mandated payments

•	The total amount paid by the board in bylaw-mandated payments amounted to 4.4 million euros in 2014, which is 27.2% less than the maximum amount approved at the general shareholders’ meeting.

Remuneration of executive directors

•	At the general shareholders’ meeting in 2014 it was resolved to amend the Bylaws to adjust the remuneration rules for the executive directors to the provisions of Royal Decree-Law 14/2013 (today Law 10/2014) and of CRD IV, such that the variable components of their remuneration may not exceed 100% of the fixed components, unless a higher ratio is approved at the general shareholders’ meeting, which ratio shall in no case exceed 200%.

•	One of the main new elements of the 2014 director remuneration policy included a long-term share incentive based on the performance of the Bank over a multi-year period, in order to increase the alignment of variable remuneration with the creation of long-term value for the shareholders.

Appointment of new chairmen at subsidiaries in the United Kingdom, in Brazil and in the United States

•	During December 2014, the appointments were announced of Baroness Vadera, who will be the new non-executive chairman of Santander UK from 30 March 2015, replacing Lord Burns, and of Mr T. Timothy Ryan, Jr., a former vice chairman of JP Morgan Chase, who has been appointed non-executive chairman of the boards of directors of Santander Holdings USA (SHUSA) and of Santander Bank.

•	The appointment of Mr Sérgio Rial as chairman of the board of Santander Brazil was announced in January 2015. Mr Rial has held executive positions in ABN-AMRO (CEO for the Asia region), Bear Stearns, Marfrig (CEO) and Cargill (executive vice president and CFO) among others.

Financial information periodically published by the Bank

•	The board approved the quarterly financial information, the annual accounts and the management report for 2014, in addition to other documents such as the annual report, the sustainability report, prudential information (Pillar III), the annual corporate governance report, the reports of the committees of the board and the annual director remuneration report.

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ANNUAL REPORT 2014	3. CORPORATE GOVERNANCE REPORT 1. OWNERSHIP STRUCTURE

1. Ownership structure

Number of shares and significant interests

Number of shares

In 2014, the Bank carried out five capital increases, effective 30 January, 29 April, 30 July, 4 November and 5 November, with the issuance of 227,646,659, 217,013,477, 210,010,506, 210,010,506 and 225,386,463 new shares, representing 2.009%, 1.915%, 1.853%, 3.273% and 1.989%, respectively, of the Bank’s share capital at year-end 2013. The first three and the last were within the framework of the Santander Scrip Dividend programme, and the fourth resulted from the offer made for the shares of Banco Santander (Brasil) S.A. not owned by Santander Group. All this entailed a total increase in share capital equal to 11.038% in comparison with share capital at year-end 2013.

	Nº of shares	% of share capital *
30 January	227,646,659	2.009%
29 April	217,013,477	1.915%
30 July	210,010,506	1.853%
4 November	370,937,066	3.273%
5 November	225,386,463	1.989%

Total	1,250,994,171	11.038%

*	Share capital at year-end 2013.

The Bank’s share capital at 31 December 2014 was represented by 12,584,414,659 shares, whose value per the listing price on the Electronic Trading System (Sistema de Interconexión Bursátil) (continuous market) of the Spanish stock exchanges at such date was 88,040.6 million euros.

All shares carry the same economic, voting and related rights.

Significant interests

No shareholder held significant interests (of more than 3% of the share capital1 or interests that would permit a significant influence on the Bank) at 31 December 2014.

The interests held by: State Street Bank and Trust Company (11.43%); Chase Nominees Limited (5.78%); The Bank of New York Mellon Corporation (4.80%); EC Nominees Limited (4.35%); Guaranty Nominees Limited (4.21%); and Clearstream Banking S.A. (3.47%), which were the only ones in excess of 3%, were held by them on behalf of their customers. The Bank is not aware of any of them holding individual stakes of 3% or more of its share capital.

1.	Limit set by Royal Decree 1362/2007, of 19 October, for defining the concept of significant interest.

Bearing in mind the current number of members of the board of directors (15), the percentage of capital needed to exercise the right to appoint a director, in accordance with article 243 of the Spanish Companies Act (Ley de Sociedades de Capital) on proportional representation, is 6.67%.

Shareholders’ agreements and other significant agreements

Section A.6 of the annual corporate governance report, which forms part of the management report, contains a description of the private shareholders’ agreement (pacto parasocial) executed in February 2006 by Mr Emilio Botín-Sanz de Sautuola y García de los Ríos, Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr Emilio Botín-Sanz de Sautuola y O’Shea, Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea, Simancas, S.A., Puente San Miguel, S.A., Puentepumar, S.L., Latimer Inversiones, S.L. and Cronje, S.L. Unipersonal, providing for the syndication of the shares of the Bank held by them or in respect of which they have voting rights. Such agreement was also reported to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) (CNMV) as a significant event (hecho relevante) and is described in the public records thereof.

On 3 August and 19 November 2012, Banco Santander reported to the CNMV as material facts that it had been formally notified of amendments to this shareholders’ agreement with regard to the signatories thereto.

On 17 October 2013, the Bank also reported to the CNMV as a material fact an update of the holders and of the distribution of shares included in the syndication, as a consequence of a business reorganisation carried out by one of the parties to the agreement.

On 3 October 2014, Banco Santander reported to the CNMV as a material fact a new update of the holders and of the distribution of shares included in the syndication, as well as the change of the chairmanship of the syndicate, which is vested in Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea, current chairman of the board of trustees of the Botín Foundation, completing such information by a material fact notification on 6 February 2015.

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ANNUAL REPORT 2014	3. CORPORATE GOVERNANCE REPORT 1. OWNERSHIP STRUCTURE

Shares included in the syndication

At the date of this document, the syndication included a total of 73,732,624 shares of the Bank (0.6% of its share capital), broken down as follows:

Signatories to the shareholders’ agreement	Number of shares
Estate (herencia yacente) of Mr Emilio Botín- Sanz de Sautuola y Garcia de los Ríos	552,426
Ms Ana Patricia Botín-Sanz de Sautuola O’Shea[1]	8,079,986
Mr Emilio Botín-Sanz de Sautuola O’Shea[2]	16,873,709
Mr Francisco Javier Botín-Sanz de Sautuola O’Shea[3]	16,288,313
Ms Paloma Botín-Sanz de Sautuola O’Shea[4]	7,835,293
Ms Carmen Botín-Sanz de Sautuola O’Shea	8,636,449
PUENTEPUMAR, S.L.	—
LATIMER INVERSIONES, S.L.[5]	553,508
CRONJE, S.L., Unipersonal	9,337,661
NUEVA AZIL, S.L.	5,575,279

TOTAL	73,732,624

1.	7,996,625 shares of Banco Santander, S.A. indirectly through Bafimar, S.L.
2.	7,800,332 shares of Banco Santander, S.A. indirectly through Puente San Miguel, S.L.U.
3.	4,652,747 shares of Banco Santander, S.A. indirectly through Inversiones Zulú, S.L. and 6,794,391 shares through Agropecuaria El Castaño, S.L.U.
4.	6,628,291 shares of Banco Santander, S.A. indirectly through Bright Sky 2012, S.L.
5.	Bare ownership of 553,508 shares corresponds to the Botín Foundation, but voting rights are assigned to Latimer Inversiones, S.L. as beneficial owner thereof.

In all other respects the aforementioned shareholders’ agreement remains unchanged.

The aforementioned material facts may be viewed on the Group’s corporate website (www.santander.com).

2.	The treasury share policy is published on the Group’s corporate website (www.santander.com).

Treasury shares

Treasury share policy

The sale and purchase of own shares, by the Company or by companies controlled thereby, must conform to the provisions of applicable law and the resolutions of the shareholders in this regard.

The Bank, by resolution of the board of directors on 23 October 2014 approved a new treasury stock policy2 taking into account the criteria recommended by the CNMV.

Treasury share transactions have the following objectives:

a)	To provide liquidity or a supply of securities, as applicable, in the market for the shares of the Bank, giving depth to such market and minimising possible temporary imbalances between supply and demand.

b)	To benefit shareholders as a whole, to take advantage of situations of weakness in the price of the shares in relation to prospects of changes in the medium-term.

They shall be subject to the following general guidelines:

•	They shall not entail proposed intervention in the free formation of prices.

•	Trading may not take place if the unit entrusted with such transaction is in possession of insider or relevant information.

•	Where applicable, the execution of buy-back programmes and the acquisition of shares to cover obligations of the Bank or the Group shall be permitted.

Treasury stock transactions shall be carried out by the Investments and Holdings Department, which is isolated as a separate area from the rest of the Bank’s activities and protected by the respective chinese walls, preventing it from receiving any insider or relevant information. The head of such department is responsible for the management of treasury stock.

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ANNUAL REPORT 2014	3. CORPORATE GOVERNANCE REPORT 1. OWNERSHIP STRUCTURE

Key data

At 31 December 2014, the Bank held 1,465,371 treasury shares, representing 0.012% of its share capital at such date (at year-end 2013, there were 1,425,239 treasury shares, representing 0.013% of the Bank’s share capital at such date).

The following table sets out the monthly average percentages of treasury shares in 2014 and 2013.

Monthly average percentages of treasury shares1

% of the Bank’s social capital2

	2014	2013
January	0.154	0.441
February	0.232	1.264
March	0.241	0.792
April	0.136	0.794
May	0.260	1.061
June	0.297	0.752
July	0.284	0.209
August	0.414	0.497
September	0.337	0.482
October	0.156	0.171
November	0.258	0.431
December	0.141	0.393

1.	Further information in this regard is included in section A.8 of the annual corporate governance report, which forms part of the management report, and in the capital and treasury stock section of this latter report.
2.	Monthly average of daily positions of treasury stock.

The transactions in own shares carried out by companies forming part of the consolidated Group in the interest thereof during financial year 2014 entailed the acquisition of 487,590,901 shares, equal to a nominal amount of 243.8 million euros (actual amount of 3,442.0 million euros), and the sale of 487,550,769 shares, in the nominal amount of 243.8 million euros (actual amount of 3,498.5 million euros).

The average purchase price of shares of the Bank in financial year 2014 was 7.06 euros per share, and the average sale price of shares of the Bank was 7.18 euros per share.

The effect on equity (net of taxes) generated by transactions carried out during the financial year with shares issued by the Bank was equal to a profit of 40 million euros, which was recorded in the Group’s equity section under Shareholders’ equity–Reserves.

Authorisation

The current authorisation for transactions in treasury shares arises from resolution 5 adopted by the shareholders acting at the general shareholders’ meeting held on 28 March 2014, item II) of which reads as follows:

“To grant express authorisation for the Bank and the subsidiaries belonging to the Group to acquire shares representing the share capital of the Bank for valuable consideration in any manner permitted by law, within the limits of the law and subject to all legal requirements, up to a maximum number of shares –including the shares they already hold– equal to 10% of the share capital existing at any given time or such greater maximum percentage as is established by the law while this authorisation is in effect. Such shares shall be fully paid-in at a minimum price per share equal to the par value thereof and a maximum price of up to 3% over the last listing price for transactions in which the Bank does not act on its own behalf on the Continuous Market of the Spanish stock exchanges (including the block market) prior to the acquisition in question. This authorisation may only be exercised within five years of the date of the general shareholders’ meeting. The authorisation includes the acquisition of shares, if any, that must be delivered directly to the employees and managers of the Company, or that must be delivered as a result of the exercise of the options held by them”.

Resolutions in effect regarding the possible issuance of new shares or of bonds convertible into shares

The capital authorised by the shareholders acting at the annual general meeting held on 28 March 2014, under item 9 of the agenda, amounts to 2,890,266,786.50 euros. The period available to the directors of the Bank to carry out and make capital increases up to such limit expires on 28 March 2017. The resolution gives the board (or, by delegation, the executive committee) the power to exclude pre-emptive rights in whole or in part, pursuant to the provisions of section 506 of the Companies Act, though this power is limited to capital increases carried out pursuant to this delegation up to 1,156,106,714.50 euros.

In addition, the shareholders acting at the annual general meeting held on 28 March 2014 approved the following resolutions in connection with the content of this section:

1.	Four increases in share capital with a charge to reserves in the maximum amounts of 1,875 million, 1,950 million, 2,025 million and 2,100 million euros at market value, respectively, within the shareholder compensation scheme (Santander Scrip Dividend) whereby the Bank has offered shareholders the possibility of receiving shares under a scrip issue for an amount equal to the dividends on the quarterly dates on which they are customarily paid.

For such purposes, at 31 December 2014, the first three aforementioned increases in capital had been implemented, taking place on 29 April, 30 July and 5 November 2014. A number of shares having a nominal value of 0.5 euro each were issued in each case, equal to 108,506,738.50 euros, 105,005,253 euros and 112,693,231.50 euros, respectively, which corresponds to a total of 5.184% of the Bank’s share capital at year-end 2014.

The fourth increase in capital was implemented 29 January 2015. A number of shares having a nominal value of 0.5 euro each were issued, representing 131,289,496.50 euros, which corresponds to 1.903% of share capital at such date.

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ANNUAL REPORT 2014	3. CORPORATE GOVERNANCE REPORT 1. OWNERSHIP STRUCTURE

2.	Delegation to the board of directors, in accordance with the general rules on issuance of obligations and pursuant to the provisions of article 319 of the Regulations of the Commercial Register (Reglamento del Registro Mercantil), of the power to issue, on one or more occasions, debentures, bonds, preferred shares and other fixed-income securities or debt instruments of a similar nature in any of the forms allowed by law and convertible into and/or exchangeable for shares of the Bank (resolution Eleven A) of the general shareholders’ meeting of 28 March 2014). Such delegation also includes warrants or similar securities that may directly or indirectly carry the right to subscribe for or acquire shares of the Bank, whether newly-issued or already outstanding, payable by physical delivery or through set-off. The issuance or issuances of securities carried out pursuant to this delegation come to the aggregate maximum amount of 10,000 million euros or the equivalent thereof in another currency, and the period available to the directors of the Bank within which to implement this resolution expires on 28 March 2019.

At the date of this document, pursuant to this delegation, two issuances of preferred shares convertible into newly issued ordinary shares of the Bank, excluding pre-emptive rights of shareholders, were carried out in May and September 2014, respectively, the former in the nominal amount of 1,500 million dollars (1,077,044,589.65 euros at the exchange rate of 1.3927 US dollars per euro) and the latter for 1,500 million euros. The issuance of these contingently convertible securities involves the approval of corresponding increases in capital, if applicable, to provide for the conversion of the preferred shares. Consequently, the two aforementioned issuances mean that of the authorised capital mentioned at the beginning of this section, 264,009,622 euros has been used for those purposes with respect to the two described authorised capital limits.

On 5 March 2014, pursuant to the delegation implemented by the board of directors under resolution Twelve A. II) of the general shareholders’ meeting held on 22 March 2013 (which was later rescinded under the aforementioned resolution Eleven A) of the general shareholders’ meeting of 28 March 2014), an issuance of preferred shares contingently convertible into newly issued ordinary shares of the Bank was carried out, excluding pre-emptive rights of shareholders, in the nominal amount of 1,500 million euros.

3.	Delegation to the board of directors, pursuant to the provisions of section 297.1.a) of the Companies Act, of the broadest powers such that, within one year of the date on which the aforementioned shareholders’ meeting is held, it may set the date and the terms and conditions, as to all matters not provided for by the shareholders themselves, of an increase in capital in the amount of 500 million euros. If the board does not exercise the powers delegated thereto within the period established by the shareholders for implementation of this resolution, such powers shall be rescinded.

With relation to the takeover bid offer for all the securities representing the share capital of Banco Santander Brasil that were not held by the Santander Group, the shareholders of the Bank acting at the extraordinary general shareholders’ meeting on 15 September 2014 approved six increases in share capital in the amount necessary to be able to acquire all such securities of Banco Santander Brasil, delivering new shares of the Bank as consideration.

After the initial period for acceptance of the offer, the holders of 13.65% of the securities representing the share capital of Banco Santander Brasil accepted the offer. As the percentage of acceptance was lower than the limit that would have permitted the holders of securities representing the share capital of Banco Santander Brasil who did not accept the offer to request that the Bank purchase their shares during the three following months at the same exchange ratio in accordance with the provisions in the terms of the offer, it was only necessary to implement the first of the aforementioned six increases in share capital.

On 4 November, Banco Santander, S.A., in implementation of the aforementioned resolution of the general shareholders’ meeting, issued 370,937,066 shares, which represented approximately 3.09% of the Bank’s share capital at such date.

Finally, in financial year 2015, on 8 January the board of directors approved an increase in share capital with the exclusion of pre-emptive rights pursuant to the delegation contained in resolution Nine of the general shareholders’ meeting of 28 March 2014 and described at the beginning of this section. After an accelerated bookbuilding among qualified investors, on 9 January 2015 the executive committee declared the capital increase closed in the total nominal amount of 606,796,117 euros, which represents 9.64% of the Bank’s share capital at such date.

After such capital increase, the available authorised capital amounts to 1,996,946,432 euros with respect to the capacity of the board of directors (or, replacing them, the executive committee) to approve increases in capital and to 262,786,360 euros with respect to the power to approve increases in capital with the exclusion of pre-emptive rights.

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ANNUAL REPORT 2014	3. CORPORATE GOVERNANCE REPORT 2. BANCO SANTANDER’S BOARD OF DIRECTORS

2. Banco Santander’s board of directors3

Ms Ana Botín-Sanz de Sautuola y O’Shea	Mr José Antonio Álvarez Álvarez	Mr Bruce Carnegie-Brown	Mr Matías Rodríguez Inciarte

•  Chairman Executive director

Born in 1960 in Santander (Spain).

Joined the board in 1989.

Graduate in Economics.

Joined the Bank after a period at JP Morgan (1980-1988). She has been executive vice president of Banco Santander, S.A. since 1992, was executive chairwoman of Banesto from 2002 to 2010, and chief executive officer of Santander UK from 2010 to 2014.

Other significant positions: she is a non-executive director of The Coca-Cola Company. She is also Business Ambassador of the government of the United Kingdom.

Committees of the board of which she is a member

Executive (chairman), international (chairman) and innovation and technology (chairman).

•  Chief executive officer

Executive director

Born in 1960 in León (Spain).

Appointed director on an interim basis at the board meeting of 25 November 2014.

M.A. degree in Economics and Business Administration. MBA at the Chicago University.

Joined the Bank in 2002 and was appointed executive vice president of the financial management and investor relations division in 2004 (chief financial officer).

Other significant positions: He is a member of the board of Banco Santander (Brasil), S.A. and SAM Investments Holdings Limited. Has also served as a director of Santander Consumer Finance, S.A. and a member of the supervisory boards of Santander Consumer AG, Santander Consumer Holding GMBH, Santander Holdings USA, Inc. and Bank Zachodni WBK, as well as a director of Bolsas y Mercados Españoles (BME).

Committees of the board of which he is a member

Executive, executive risk, international and innovation and technology.

•  First vice-chairman

Non-executive (independent) director and lead independent director

Born in 1959 in Freetown (Sierra Leone).

Appointed director on an interim basis at the board meeting of 25 November 2014.

M. A. degree in English Language and Literature.

Other significant positions: He is currently non-executive chairman of Moneysupermarket.com Group Plc and Aon UK Ltd and a non- executive director of Santander UK Plc. He was previously founder and managing partner of the quoted private equity division of 3i Group plc, president and CEO of Marsh Europe and has held various positions at JP Morgan Chase and Bank of America. He was also lead independent director at Close Brothers Group plc (2008-2014) and Catlin Group Ltd (2010-2014)

Committees of the board of which he is a member

Executive, appointments (chairman), remuneration (chairman), risk supervision, regulation and compliance (chairman) and innovation and technology.

•  Second vice-chairman

Executive director

Born in 1948 in Oviedo (Spain).

Joined the board in 1988.

Graduate in Economics, and Government Economist. He also carried out Business Administration studies at the MIT.

Other significant positions: minister of the Presidency between 1981 and 1982, as well as technical general secretary of the Ministry of Finance, general secretary of the Ministry for European Community Relations and deputy secretary of state to the President. He is currently chairman of the Fundación Princesa de Asturias and of the social council of the Universidad Carlos III de Madrid, as well as an external director of Sanitas, S.A. de Seguros and of Financiera Ponferrada, S.A., SICAV.

Committees of the board of which he is a member

Executive, executive risk (chairman) and innovation and technology.

3.	Unless otherwise specified, the main activity of the members of the board is that carried out at the Bank in their capacity as directors, whether executive or non-executive.

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ANNUAL REPORT 2014	3. CORPORATE GOVERNANCE REPORT 2. BANCO SANTANDER’S BOARD OF DIRECTORS

Mr Guillermo de la Dehesa Romero	Mr Rodrigo Echenique Gordillo	Ms Sheila C. Bair	Mr Javier Botín-Sanz de Sautuola y O’Shea

•  Third vice-chairman

Non-executive (independent) director

Born in 1941 in Madrid (Spain).

Joined the board in 2002.

Government Economist and head of office of Banco de España (on leave of absence).

Main activity: international advisor to Goldman Sachs International.

Other significant positions: former state secretary of Economy, secretary general for Trade, chief executive officer of Banco Pastor, S.A. He is presently the non-executive vice-chairman of Amadeus IT Holding, S.A., chairman of the Centre for Economic Policy Research (CEPR) based in London, a member of the Group of Thirty based in Washington, chairman of the board of trustees of IE Business School and non-executive chairman of Aviva Grupo Corporativo, S.L. and of Aviva Vida y Pensiones, S.A. de Seguros y Reaseguros.

Committees of the board of which he is a member

Executive, audit (chairman), appointments, remuneration, risk supervision, regulation and compliance, international and innovation and technology.

•  Fourth vice-chairman

Executive director

Born in 1946 in Madrid (Spain).

Joined the board in 1988.

Graduate in Law and Government Attorney.

Other significant positions: former chief executive officer of Banco Santander, S.A. (1988- 1994). He is also currently non- executive director of Inditex, S.A. Has served on the board of directors of several industrial and financial companies such as Ebro Azúcares y Alcoholes, S.A. and Industrias Agrícolas, S.A. He was also a member and subsequently chairman of the advisory board of Accenture, S.A. He is also non-executive chairman of NH Hotels Group, S.A. and has been non executive chairman of Vocento, S.A. and Vallehermoso, S.A.

Committees of the board of which he is a member

Executive, executive risk, international and innovation and technology.

Non-executive director (independent)

Born in 1954 in Wichita, Kansas (USA).

Joined the board in 2014.

JD from the University of Kansas School of Law and BA from the University of Kansas.

Main activity: Senior advisor to and chair of the Systemic Risk Council at The Pew Charitable Trusts and columnist for Fortune magazine.

Other significant positions: She was chairman of the Federal Deposit Insurance Corporation (2006-2011), professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst (2002-2006) and Assistant Secretary for Financial Institutions at the US Department of the Treasury (2001-2002). She is also a non-executive director of Thomson Reuters Corporation and Host Hotels & Resorts Inc. In addition, she is a founding board member of The Volcker Alliance.

Committees of the board of which she is a member

Risk supervision, regulation and compliance.

Non-executive (proprietary) director

Born in 1973 in Santander (Spain).

Joined the board in 2004.

Graduate in Law.

Main activity: chairman and chief executive officer of JB Capital Markets, Sociedad de Valores, S.A.

Other significant positions: In addition to his professional activity in the financial sector, he cooperates with several non-profit making organisations. Chairman since 2014 of the Botín Foundation and trustee of th Princess of Gerona Foundation and of the Prehistoric Research Institute of Cantabria.

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ANNUAL REPORT 2014	3. CORPORATE GOVERNANCE REPORT 2. BANCO SANTANDER’S BOARD OF DIRECTORS

Ms Sol Daurella Comadrán	Mr Carlos Fernández González	Ms Esther Giménez-Salinas i Colomer	Mr Ángel Jado Becerro de Bengoa

Non-executive

(independent) director

Born in 1966 in Barcelona (Spain).

Appointed director on an interim basis at the board meeting of 25 November 2014.

Graduate in Business and MBA in Business Administration.

Main activity: Executive chairwoman of Coca- Cola Iberian Partners, S.A.

Other significant positions: She is currently a non-executive director of Acciona, S.A. Has served as a member of the governing board of the Círculo de Economía and an independent external director of Banco Sabadell, S.A. She is also Honorary Consul-General for Iceland in Catalonia.

Committees of the board of which he is a member

Appointments and remuneration.

Non-executive

(independent) director

Born in 1966 in Mexico City, (Mexico).

Appointed director on an interim basis at the board meeting of 25 November 2014.

An Industrial Engineer, he has undertaken graduate studies in business administration at the Instituto Panamericano de Alta Dirección de Empresas.

Main activity: He is the chairman of the board of directors and vice president of Finaccess, S.A.P.I.

Other significant positions: He is currently a member of the board of Grupo Financiero Santander, S.A.B. de C.V. and of Grupo Modelo.

Committees of the board of which he is a member

Audit, appointments and risk supervision, regulation and compliance.

Non-executive

(independent) director

Born in 1949 in Barcelona (Spain).

Joined the board in 2012.

Doctor of Laws.

Main activity:

full professor of Criminal Law at ESADE-URL Law School.

Other significant positions: she has been a Rector of the Ramon Llull University, a member of the Spanish Supreme Judicial Council, a member of the Standing Committee of the Conference of Rectors of Spanish Universities and an executive vice president of the Centre for Legal Studies of the Department of Justice of the Generalitat de Catalunya.

Committees of the board of which she is a member

International and innovation and technology.

Non-executive

(independent) director

Born in 1945 in Santander (Spain).

Joined the board in 2010.

Graduate in Law and in Business Administration.

Other significant positions: he was director of Banco Santander from 1972 to 1999 and director of Banco Banif, S.A. from 2001 to 2013. Currently, he holds various positions in investment trusts.

Committees of the board of which he is a member

Executive risk, audit, appointments, remuneration and risk supervision, regulation and compliance.

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ANNUAL REPORT 2014	3. CORPORATE GOVERNANCE REPORT 2. BANCO SANTANDER’S BOARD OF DIRECTORS

Mr Juan Rodríguez Inciarte	Ms Isabel Tocino Biscarolasaga	Mr Juan Miguel Villar Mir	Mr Ignacio Benjumea Cabeza de Vaca

Executive director and executive vice president

Born in 1952 in Oviedo (Spain).

Joined the board in 2008.

Graduate in Economics. Other significant positions: he is director of Santander UK plc, Santander Consumer Finance, S.A. and SAM Investment Holdings Limited. Was formerly a member of the board of directors of The Royal Bank of Scotland and NatWest Bank, director and member of the executive committee of Instituto Bancario San Paolo di Torino and director of First Union (now Wells Fargo & Company). Has likewise served on the board of NIBC Bank NV, Sovereign Bancorp (now Santander Bank N.A.), CEPSA and ABN AMRO, among others.

Committees of the board of which he is a member Executive risk.

Non-executive

(independent) director

Born in 1949 in Santander (Spain).

Joined the board in 2007.

Doctor in Law. She has undertaken graduate studies in business administration at IESE and the Harvard Business School.

Main activity: full professor at Universidad Complutense de Madrid.

Other significant positions: she has formerly been Spanish Minister for the Environment, chairwoman of the European Affairs Committee and of the Foreign Affairs Committee of the Spanish Congress and chairwoman for Spain and Portugal and vice-chairwoman for Europe of Siebel Systems. She is currently an elected member of the Spanish State Council, a member of the Royal Academy of Doctors and a non-executive director of ENCE Energía y Celulosa, S.A. and Enagas, S.A.

Committees of the board of which she is a member

Executive, executive risk, audit, remuneration and risk supervision, regulation and compliance.

Non-executive

(independent) director

Born in 1931 in Madrid (Spain).

Joined the board in 2013.

Doctorate in Civil Engineering, graduate in Law and degree in Industrial Organisation.

Main activity: he is the chairman of Grupo OHL and of Grupo Villar Mir, and represents these entities as vice-chairman of Abertis Infraestructuras, S.A. and Inmobiliaria Colonial, S.A., respectively.

Other significant positions: he was minister of Finance and government vice-chairman for Economic Affairs between 1975 and 1976. He has been chairman of Electra de Viesgo, Altos Hornos de Vizcaya, Hidro Nitro Española, Empresa Nacional de Celulosa, Empresa Nacional Carbonífera del Sur, Cementos del Cinca y Cementos Portland Aragón and Puerto Sotogrande. He is also currently a member of the Royal Academy of Engineering.

Committees of the board of which he is a member

Audit and risk supervision, regulation and compliance.

General secretary and secretary of the board

Born in 1952 in Madrid (Spain).

Joined the Group in 1987.

Graduate in Law at the Deusto University, ICADE-E3, and Government Attorney.

Other important positions: Vice Chairman of the Fundación de Estudios Financieros. He was Technical General Secretary of the Ministry of Labour and Social Security, general secretary of Banco de Crédito Industrial, general secretary and executive vice president of Banco Santander de Negocios and director of Dragados, S.A., Bolsas y Mercados Españoles (BME) and of the Governing Body of the Madrid Stock Exchange.

Secretary of committees of the board

Executive, executive risk, audit, appointments, remuneration, risk supervision, regulation and compliance, international and innovation and technology.

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ANNUAL REPORT 2014	3. CORPORATE GOVERNANCE REPORT 2. BANCO SANTANDER’S BOARD OF DIRECTORS

Re-election of directors at the 2015 annual general shareholders’ meeting

Pursuant to article 55 of the Bylaws* and article 22 of the Rules and Regulations of the Board*, directors are appointed to three-year terms, such that one-third of the board is renewed each year.

The following directors will be proposed for re-election at the 2014 annual general shareholders’ meeting, scheduled for 26 or 27 March on first and second call, respectively, and following the order determined by seniority for annual renewal and for renewal of one-third of the board as established by article 55 of the Bylaws: Mr Juan Rodríguez Inciarte, Mr Matías Rodríguez Inciarte, Mr Juan Miguel Villar Mir and Mr Guillermo de la Dehesa Romero, the first two as executive directors, the third as non-executive (independent) director, and the last as non-executive (neither proprietary nor independent) director.

* The Bylaws and the Rules and Regulations of the Board of Banco Santander are published on the Group’s website (www.santander.com).

The general shareholders’ meeting will also be asked to ratify the appointments of Mr Carlos Fernández González (also re-electing him for a three-year term), Ms Sol Daurella Comadrán, Mr Bruce Carnegie-Brown and Mr José Antonio Álvarez Álvarez, the first three as independent directors and the last as an executive director. Their professional profiles, together with a description of their activities, appear on the preceding pages.

The re-elections will be submitted separately to a vote of the shareholders at the general shareholders’ meeting (article 21.2 of the rules and regulations for the general shareholders’ meeting). In view of the fact that this election practice has been followed since the 2005 annual general shareholders’ meeting, the election of all of the current directors has been submitted to a separate vote of the shareholders.

Powers and duties

The basic responsibility of the board of directors is to supervise the Group, delegating the day-to-day management thereof to the appropriate executive bodies and the various management teams.

1.	Data as at 23 February 2015.
2.	Their appointment will be submitted for ratification at the general shareholders’ meeting scheduled for 26 or 27 March 2015, on first or second call.
3.	The re-election of Mr Guillermo de la Dehesa Romero as a director is expected at the annual general shareholders’ meeting in 2014, from which moment of his re-election he will be considered a non-executive but not independent director, having held the position of director for more than 12 years.

Chairman of the committee
Vice-chairman of the committee
Proprietary
Independent
Non-executive, neither proprietary nor independent

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ANNUAL REPORT 2014	3. CORPORATE GOVERNANCE REPORT 2. BANCO SANTANDER’S BOARD OF DIRECTORS

The Rules and Regulations of the Board (article 3) reserve thereto the power to approve general policies and strategies and, in particular, strategic plans, management objectives and the annual budget, corporate governance, corporate social responsibility and dividend and treasury share policies, the general risk policy, and the policies for the provision of information to and for communication with the shareholders, the markets and the public opinion, which power cannot be delegated.

The board also reserves for itself, and likewise cannot delegate, the following matters, among others: decisions regarding the acquisition and disposition of substantial assets (except when the decisions come within the purview of the shareholders at a general shareholders’ meeting) and major corporate transactions; the determination of the remuneration of each director and the approval of the contracts governing the performance by the directors of duties other than those of a director, including executive duties, as well as the remuneration to which they are entitled for the discharge thereof; the selection, the interim appointment and the on-going evaluation of the directors, the selection, appointment and, if appropriate, removal of the other members of senior management (executive vice presidents and equivalents) and the monitoring of management activity and on-going evaluation thereof, as well as the determination of the basic terMs of their contracts, as well as the creation or acquisition of interests in special purpose entities or in entities registered in countries or territories regarded as tax havens. With respect to certain of the matters mentioned in this paragraph, the executive committee may make any appropriate decisions, by delegation of the board and whenever justified by reasons of urgency, reporting such decisions to the board at the first subsequent meeting held thereby.

The Bylaws (article 40) as well as the aforementioned Rules and Regulations (article 5) establish the board’s obligation to ensure that the Bank faithfully complies with applicable law, observes usage and good practices of the industries or countries where it does business and abides by the additional social responsibility principles that it has voluntarily accepted.

In addition, the board of the Bank takes a very active interest in the Group’s risk function. Of its 15 members, 12 are members of at least one of the three board committees with powers in the area of risks: the executive committee, the executive risk committee and the risk supervision, regulation and compliance committee.

Shareholding

	Direct	Indirect	Shares represented	Total	% of share capital	Date of first appointment		Date of last appointment	Expiration date[8]	Date of last proposal of the appointments and remuneration committees
Ms Ana Botĺn-Sanz de Sautuola y O’Shea	110,464	17,334,286	—	17,444,750	0.124%	04.02.1989		28.03.2014	First six months of 2017	17.02.2014
Mr José Antonio Álvarez Álvarez[2]	425,458	—	1,240	426,698	0.003%	25.11.2014	[4]	25.11.2014	First six months of 2018	25.11.2014
Mr Bruce Carnegie-Brown[2]	2	—	—	2	0.000%	25.11.2014	[5]	25.11.2014	First six months of 2018	21.11.2014
Mr Matias Rodriguez Inciarte	1,385,728	120,966	181,935	1,688,629	0.012%	07.10.1988		30.03.2012	First six months of 2015	17.02.2012
Mr Guillermo de la Dehesa Romero[3]	139	—	—	139	0.000%	24.06.2002		22.03.2013	First six months of 2016	17.02.2014
Mr Rodrigo Echenique Gordillo	658,758	13,594	—	672,352	0.005%	07.10.1988		28.03.2014	First six months of 2017	13.02.2013
Ms Sheila C. Bair	1	—	—	1	0.000%	27.01.2014		27.01.2014	First six months of 2017	23.01.2014
Mr Javier Botin-Sanz de Sautuola y O’Shea	4,793,481	—	128,348,014	133,141,495	0.947%	25.07.2004		22.03.2013	First six months of 2016	13.02.2013
Ms Sol Daurella Comadrán[2]	920	270,370	—	271,290	0.002%	25.11.2014	[6]	25.11.2014	First six months of 2018	21.11.2014
Mr Carlos Fernández González[2]	15,434,451	—	—	15,434,451	0.110%	25.11.2014	[5]	25.11.2014	First six months of 2018	21.11.2014
Ms Esther Giménez-Salinas i Colomer	5,181	—	—	5,181	0.000%	30.03.2012		28.03.2014	First six months of 2017	17.02.2014
Mr Ángel Jado Becerro de Bengoa	2,050,000	5,100,000	—	7,50,000	0.051%	11.06.2010		22.03.2013	First six months of 2016	13.02.2013
Mr Juan Rodriguez Inciarte	1,673,175	—	—	1,673,175	0.012%	28.01.2008		30.03.2012	First six months of 2015	17.02.2012
Ms Isabel Tocino Biscarolasaga	166,888	—	—	166,888	0.001%	26.03.2007		22.03.2013	First six months of 2016	13.02.2013
Mr Juan Miguel Villar Mir	1,176	—	—	1,176	0.000%	07.05.2013		28.03.2014	First six months of 2017	17.02.2014
Mr Ignacio Benjumea Cabeza de Vaca	26,705,822	22,839,216	128,531,189	178,076,227	1.266%					Total

4.	Effective 13 January 2015.
5.	Effective 12 February 2015.
6.	Effective 18 February 2015.
7.	However, and pursuant to the provisions of article 55 of the Bylaws, one-third of the board will be renewed each year, based on length of service and according to the date and order of the respective appointment.

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Corporate governance in risk management

Average rate of attendance at meetings of the committees of the board

%

Executive committee
Executive risk committee
Audit committee
Risk supervision, regulation and compliance committee
89.2
87.5
95.4
88.8
90.2
98.0
90.2
85.6
95.8
89.1
83.3
98.1
95.0
2011
2012
2013
2014

- Mr Matías Rodríguez Inciarte, executive vice-chairman of Banco Santander, chairs the executive risk committee.
- The executive risk committee held 96 meetings in 2014, each of which lasted approximately three hours.
- The executive committee held 65 meetings in 2014 and devoted a very significant amount of its time to discussions on risks.
- The risk supervision, regulation and compliance committee supports and advises the board of directors on risk supervision and control, on the definition of the Group's risk policies, on relations with supervisory authorities and on regulation and compliance. It has been established in July 2014 and has held five meetings in 2014.

Number of meetings of the executive, executive risk, audit, and risk supervision, regulation and compliance committees

Committees	2010	2011	2012	2013	2014
Executive	55	59	59	58	65
Executive risk	99	99	98	97	96
Audit	11	12	11	12	13
Risk supervision, regulation and compliance*	-	-	-	-	5
Total meetings	**165**	**170**	**168**	**167**	**179**

Cross-participation on executive, executive risk, audit, and risk supervision, regulation and compliance committees

1 of the directors is a member of the 4 committees
3 of the directors are members of 1 of the 4 committees
2 of the directors are a member of 3 of the 4 committees
6 of the directors are members of 2 of the 4 committees

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ANNUAL REPORT 2014	3. CORPORATE GOVERNANCE REPORT 2. BANCO SANTANDER’S BOARD OF DIRECTORS

Size and composition of the board

Since the end of 2010, the size of the board has been reduced by 25%, from 20 to 15 members.

The composition of the board of directors is balanced between executive and non-executive directors. All members are distinguished by their professional ability, integrity and independence of opinion.

Pursuant to article 6.3 of the Rules and Regulations of the Board, the appointments committee verified the status of each director at its meetings of 20 and 23 February 2015. Its proposal was submitted to the board, which approved it at its meeting of 23 February 2015.

Of the 15 members currently sitting on the board, five are executive and 10 are non-executive. Of the latter, nine are independent and one is proprietary.

The following changes to the composition of the board occurred during financial year 2014:

After the death of the former chairman, Mr Emilio Botín-Sanz de Sautuola y García de los Ríos, the Bank’s board of directors agreed to appoint Ms Ana Botín-Sanz de Sautuola y O’Shea as executive chairman of the Bank at its meeting of 10 September 2014.

At its meeting of 25 November, the board appointed Mr José Antonio Álvarez Álvarez as chief executive officer, replacing Mr Javier Marín Romano, and also approved the appointments of Mr Bruce Carnegie-Brown, as vice-chairman, independent director and lead director, and of Ms Sol Daurella Comadrán and Mr Carlos Fernández González, as independent directors, filling the vacancies created by the death of Mr Emilio Botín-Sanz de Sautuola y García de los Ríos as well as by the resignations of Mr Fernando de Asúa Álvarez and Mr Abel Matutes Juan.

At its meeting of 16 January 2015, the board of directors approved the appointment of Mr Rodrigo Echenique Gordillo, vice-chairman of the board, as an executive director thereof with responsibility for the compliance function in accordance with the regulatory recommendations on corporate governance, also assuming the other duties assigned to him by the chairman of the Bank.

*	Data at 23 February 2015.

Executive directors

Pursuant to the Rules and Regulations of the Board (article 6.2.a)), the following are executive directors: Ms Ana Botín-Sanz de Sautuola y O’Shea, Mr José Antonio Álvarez Álvarez, Mr Rodrigo Echenique Gordillo, Mr Matías Rodríguez Inciarte and Mr Juan Rodríguez Inciarte.

Proprietary non-executive directors

According to article 6.2.b) of the Rules and Regulations of the Board, proprietary directors are non-executive directors who hold or represent shareholdings equal to or greater than the one legally considered as significant, or who have been designated for their condition as shareholders despite their shareholdings not reaching the threshold to be considered significant, as well as anyone representing such shareholders.

Taking into account the circumstances of the case, and upon the prior report of the appointments committee, the board considers Mr Javier Botín-Sanz de Sautuola y O’Shea to be a proprietary non-executive director.

Independent non-executive directors

The Rules and Regulations of the Board (article 6.2.c)) include the legal definition of independent director established in article 8 of Order ECC/461/2013, which coincides with that currently established in section 529 duodecies (4) of the Companies Act.

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ANNUAL REPORT 2014	3. CORPORATE GOVERNANCE REPORT 2. BANCO SANTANDER’S BOARD OF DIRECTORS

Taking into account the circumstances of each case and upon a prior report of the appointments committee, the board considers the following nine directors to be independent non-executive directors: Mr Bruce Carnegie-Brown, Mr Guillermo de la Dehesa Romero, Ms Sheila C. Bair, Ms Sol Daurella Comadrán, Mr Carlos Fernández González, Ms Esther Giménez-Salinas i Colomer, Mr Ángel Jado Becerro de Bengoa, Ms Isabel Tocino Biscarolasaga and Mr Juan Miguel Villar Mir.

Mr Guillermo de la Dehesa Romero, who is currently considered to be an independent non-executive director, will continue to be considered as such until the completion of his term at the next general shareholders’ meeting. The board has agreed to propose his re-election as non-executive director, neither proprietary nor independent, at the general shareholders’ meeting.

Given the current number of directors (15), independent non-executive directors account for 60% of the board.

Such percentage significantly exceeds the minimum of one-third established by article 6.1 of the Rules and Regulations of the Board and reflects the board’s goal for the board to be made up predominantly of non-executive directors, which in turn are predominantly independent.

Diversity on the board

As established in article 17.4a) of the Rules and Regulations of the Board, the appointments committee is responsible for proposing and reviewing the standards that must be followed for the composition of the board and for determining who is to be proposed for the position of director.

As regards gender diversity, both the appointments committee and the board of directors are aware of the importance of fostering equal opportunities between men and women and of the appropriateness of appointing to the board women who fulfil the requirements of ability, suitability and effective dedication to the position of director.

At the proposal of the appointments committee, the board has approved a goal regarding its composition setting the minimum percentage of female directors at 25%.

At present, there are five women on the board of directors, of whom one is its chairman, Ms Ana Botín-Sanz de Sautuola y O’Shea, while the others are non-executive independent directors: Ms Sheila C. Bair, Ms Sol Daurella Comadrán, Ms Esther Giménez-Salinas and Ms Isabel Tocino Biscarolasaga.

The percentage of women on the Banco Santander board (33.3%) is clearly higher than the average for large European listed companies. According to a study carried out by the European Commission with data from March 2014, this percentage was 17.8% for the group of 28 countries forming the European Union and 14.8% for Spain.

Executive chairman and chief executive officer

The chairman of the board is the highest-ranking officer of the Bank (article 48.1 of the Bylaws and article 8.1 of the Rules and Regulations of the Board) and all the powers that may be delegated under the law, the Bylaws and the Rules and Regulations of the Board have been delegated thereto.

Pursuant to article 10.3 of the Rules and Regulations of the Board, the chief executive officer is entrusted with the day-to-day management of the various business areas.

There is a clear separation of duties between the executive chairman, the chief executive officer, the board, and its committees, and various checks and balances that assure proper equilibrium in the corporate governance structure of the Bank, including the following:

•	The board and its committees oversee and control the activities of both the executive chairman and the CEO.

•	The lead director, who is independent, chairs the appointments, the remuneration and the risk supervision, regulation and compliance committees.

•	The executive risk committee is chaired by an executive vice chairman of the board who does not report to the CEO.

•	The audit committee is chaired by a vice chairman who is an independent director.

•	The powers delegated to the executive chairman and the CEO exclude those that are exclusively reserved for the board itself.

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Succession plans for the chairman and the chief executive officer

Succession planning for the main directors is a key element of the good governance of the Bank, assuring an orderly leadership transition at all times. This process is regulated in article 24 of the Rules and Regulations of the Board.

Appointment of the new chairman

After the death of the former chairman, Mr Emilio Botín-Sanz de Sautuola y García de los Ríos, at its meeting of 10 September 2014 the Bank’s board of directors resolved to appoint Ms Ana Botín-Sanz de Sautuola y O’Shea as executive chairman of the Bank.

Pursuant to the provisions of article 24 of the Rules and Regulations of the Board, the appointments and remuneration committee proposed such appointment. Having analysed the suitability of Ms Botín, the appointments and remuneration committee considered that given her personal and professional qualities, her experience, her career within the Group and her unanimous national and international recognition, she was the most appropriate person for the position.

Rules for interim replacement of the chairman

Article 44.2 of the Bylaws sets out interim replacement rules for the temporary performance (in cases of absence, inability to act or indisposition) of the duties of the chairman of the board of directors in the absence of the vice-chairmen.

		Number	% of
	Number of	of female	female
	members	directors	directors
Board	15	5	33.3%
Executive committee	7	2	28.6%
Executive risk committee	6	1	16.7%
Audit committee	5	1	20.0%
Appointments committee	5	1	20.0%
Remuneration committee	5	2	40.0%
Risk supervision, regulation and compliance committee	7	2	28.6%
Innovation and technology	7	2	28.6%
International committee	5	2	40.0%

Lead director

By resolution of the general shareholders’ meeting of 28 March 2014, the figure of lead director (consejero coordinador), already established in the Rules and Regulations of the Board, has been included in the Bylaws, the responsibilities thereof being defined in article 49 bis. Pursuant to those provisions, the lead director will be especially authorised to: (i) request that a meeting of the board of directors be called or that new items be added to the agenda for a meeting of the board that has already been called; (ii) coordinate and organise meetings of the non-executive directors; and (iii) direct the regular evaluation of the chairman of the board of directors.

At its meeting of 25 November 2014, the board of directors appointed Mr Bruce Carnegie-Brown as first vice-chairman and lead director, replacing Mr Fernando de Asúa Álvarez.

The appointment of the lead director has been made for an indefinite period and with the abstention of the executive directors, as provided in the Bylaws.

Secretary of the board

The Bylaws (article 45.2) include among the duties of the secretary those of ensuring the formal and substantive legality of all action taken by the board, ensuring observance of the good governance recommendations adopted by the Bank, and ensuring that governance procedures and rules are observed and regularly reviewed.

The secretary of the board is the general secretary of the Bank, and also acts as secretary of all the committees of the board.

The Rules and Regulations of the Board (article 17.4.d)) provide that the appointments committee must report on proposals for the appointment or withdrawal of the secretary of the board prior to submission thereof to the board.

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Proceedings of the board

There were 16 meetings during financial year 2014.

The board holds its meetings in accordance with an annual calendar. The Rules and Regulations of the Board provide that the board shall hold not less than nine annual ordinary meetings.

The board shall meet whenever the chairman so decides, acting on her own initiative or at the request of not less than three directors (article 46.1 of the Bylaws). Additionally, the lead director shall be especially authorised to request that a meeting of the board of directors be called or that new items be added to the agenda for a meeting that has already been called (article 49. bis.1 (i) of the Bylaws).

When directors cannot attend a meeting personally, they may give a proxy to any other director, in writing and specifically for each meeting, to represent them for all purposes at such meeting. A proxy shall be given with instructions. Non-executive directors may only be represented by another non-executive director.

The board may meet in various rooms at the same time, provided that interactivity and communication among them in real time is ensured by audiovisual means or by telephone and the concurrent holding of the meeting is thereby ensured.

Meetings of the board shall be validly held when more than one-half of its members are present in person or by proxy.

Except in instances in which a greater majority is specifically required pursuant to legal provisions, the Bylaws or the Rules and Regulations of the Board, resolutions are adopted by absolute majority of the directors attending in person or by proxy. In the event of a tie, the chairman has a tie-breaking vote.

In 2014, the board was kept continuously and fully informed of the performance of the various business areas of the Group through the management reports and risk reports presented by the chief executive officer and the executive vice-chairman who chairs the executive risk committee, respectively.

During the year, the board has also reported on the conclusions of the external and internal audits.

The chart below shows a breakdown of the approximate time dedicated to each duty at the meetings held by the board in financial year 2014.

Dedication to board duties

One of the directors’ duties expressly established in the Rules and Regulations of the Board is that of diligent management, which, among other duties, requires that directors dedicate the necessary time and effort to their position. The maximum number of boards of directors to which they may belong is established in section 26 of Law 10/2014, of 26 June, on the organisation, supervision and solvency of credit institutions.

In this regard, the directors of the Bank may not at the same time hold more than: (a) one executive position and two non-executive positions; or (b) four non-executive positions. For such purposes, positions held within the same group (including companies in which the Bank has a significant shareholding) will be counted as a single position, and positions held at non-profit organisations or organisations not pursuing commercial ends will not be counted. The European Central Bank may authorise a director to hold an additional non-executive position if it considers that it does not impede the proper performance of the director’s duties at the Bank.

Comparison of number of meetings held*

In a study carried out on the dedication of directors, the firm Spencer Stuart concluded that the average time dedicated by each director of the Bank to the tasks of the board and its committees was 300.1 hours, against an average of 80.8 hours for the directors of the main banks in the UK (Lloyds, Barclays, Standard Chartered and HSBC), 120.8 hours for those in the US and Canada (Bank of America, Goldman Sachs, JP Morgan Chase, Citigroup, Morgan Stanley, Wells Fargo and Royal Bank of Canada), and 109.6 hours for a range of international banks (Société Générale, BNP Paribas, BBVA, Credit Suisse, Deutsche Bank, UBS, UniCredit, Intesa SanPaolo, Nordea and Itaú).

				Europe
		US and		and other
		Canada	UK	countries
	Santander	average	average	average
Board	11	13.7	8.8	12.8
Executive committee	59	3	—	22.0
Executive risk committee	98	7.7	7.3	13.8
Audit committee	11	12.1	9.3	10.8
Appointments committee**	11	6.1	3.3	6.2
Remuneration committee**	11	8.7	7.5	9.0

*	The data refer to 2012, the latest year for which comparative information is available.
**	Until 23 October 2014, there was a combined appointments and remuneration committee.

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The directors shall endeavour to ensure that absences from meetings of the board and of the committees to which they belong are reduced to cases of absolute necessity.

The appointments committee analyses directors’ dedication to their position on an annual basis, using information received regarding their other professional obligations and other available information to evaluate whether the directors are able to dedicate the necessary time and effort to complying with the duty of diligent management. Dedication is also taken into account for re-election, since proposals by the appointments committee must contain an evaluation of work and of effective dedication to the position during the latest period of time in which the proposed director has performed his or her duties.

Training of directors and information programme

As a result of the self-evaluation of the board carried out in 2005, an on-going director training programme was put in place.

Seven meetings were held in 2014 with an average attendance of nine directors, who devoted approximately one hour to each session. Various issues were reviewed in depth at such meetings, including: risk decision systems and future trends, the technological implications of the new regulatory system and the European Bank Recovery and Resolution Directive, as well as aspects relating to the Group’s business in capital markets, operational risk, the Advanced Management Model, and the new European supervisory authority.

The Rules and Regulations (article 21.7) provide that the board shall make available to new directors an information programme providing quick and sufficient information regarding the Bank and its Group, including the governance rules thereof.

The board members Mr Bruce Carnegie-Brown, Ms Sol Daurella Comadrán and Mr Carlos Fernández González, appointed by resolution of the board at its meeting of 25 November 2014, attend in an information programme for new directors, which addressed the following matters:

•	General presentation of the Group and of the regulatory context within which it operates.

•	Main territories and businesses of the Group.

•	Key support areas (technology and operations, risk and audit).

•	Sustainability, communication and the Santander brand.

Self-evaluation by the board

In line with the provisions of the Rules and Regulations of the Board, the on-going self-evaluation exercise performed by the board with the support of the firm Spencer Stuart, on the basis of a questionnaire and personal interviews with the directors, includes a special section for the individual evaluation of the chairman of the board, the chief executive officer and the other directors, as well as an independent evaluation based, among other things, on benchmarking with respect to other comparable international banks.

The last self-evaluation exercise focused on the following subjects: organisation, operation and content of the board and its committees; comparison with other international banks; and open questions relating to the future (strategy and internal and external factors that may affect the Group) and other matters of interest.

As in recent years, the directors highlighted the following as strengths of the Group’s corporate governance: the high level of devotion and commitment of the members of the board and their involvement in the control of all risks, not merely credit risks; the directors’ experience in and knowledge of the banking business; balance between executive and non-executive directors, both on the board and on its committees; and the very good operation of the board committees, particularly the executive committee.

For the independent evaluation exercise, Spencer Stuart performed a comparison with 23 leading international financial institutions with regard to the composition and dedication of the board, remuneration, and other aspects of corporate governance, with the Bank holding a very notable position.

Appointment, re-election and ratification of directors

The proposals for appointment, re-election and ratification of directors, regardless of the status thereof, that the board of directors submits to the shareholders for consideration at the general shareholders’ meeting, as well as the appointment decisions made by the board itself in the exercise of its powers to make interim appointments as permitted by law, must, in turn, be preceded by the corresponding proposal of the appointments committee.

Although the proposals of such committee are not binding, the Rules and Regulations of the Board provide that if the board does not follow them, it must give reasons for its decision.

Currently, all directors have been appointed or re-elected at the proposal of the appointments committee.

Some specific measures adopted as a consequence of the board’s self-evaluation in the last years

•	An amendment to the Bylaws, approved at the general shareholders’ meeting, to reduce the maximum size of the board from 30 directors to 22.

•	A more detailed replacement procedure for positions on the board, in particular those of chairman and chief executive, established in the Rules and Regulations of the Board.

•	Holding of annual board meetings dedicated specifically to the strategy of the Group.

•	An on-going director training programme that has been carried out continuously since it was proposed during the self-evaluation process of 2005.

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Due to the vacancies left on the board by the death of the former chairman, Mr Emilio Botín Sanz de Sautuola y García de los Ríos, and the resignations from their posts and other positions on the board presented by the independent directors Mr Fernando de Asúa Álvarez and Mr Abel Matutes Juan, the appointments committee commenced a process to select new directors, with the assistance of the firm Russell Reynolds Associates, which engaged in the search process based on an evaluation of the skills of the board (using a skill map) to determine the profiles that would optimise the strategic objectives of the Group.

Various candidates were considered for each vacancy.

Pursuant to an analysis of competencies and diversity, the skills sought to be strengthened on the board were those relating to the following matters: business knowledge beyond banking, new technologies; strategy, international experience, and range of nationalities, and, lastly, diversity (particularly the number of women). Based on the foregoing, the committee proposed to the board the appointment as independent directors of Mr Bruce Carnegie-Brown, Ms Sol Daurella Comadrán and Mr Carlos Fernández González, whose profiles may be consulted in the preceding pages of this report.

In selecting Mr José Antonio Álvarez Álvarez as CEO, the appointments committee considered several candidates, concluding that the then executive vice president in charge of the financial management and investor relations division of Grupo Santander was the most suitable person for this position.

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Remuneration

Remuneration system

The shareholders acting at the general shareholders’ meeting of 28 March 2014 resolved to amend the Bylaws to adjust the remuneration regime of the executive directors to the provisions contained in Royal Decree-Law 14/2013 (today Law 10/2014) and in CRD IV, such that the variable components of their remuneration may not exceed 100% of the fixed components, unless the shareholders acting at the general shareholders’ meeting approve a higher ratio, which shall in no case exceed 200%.

With relation to the foregoing, the shareholders acting at the aforementioned general shareholders’ meeting approved a maximum ratio between fixed and variable components of executive directors’ remuneration of 200% for financial year 2014.

The remuneration of directors is approved by the board at the proposal of the remuneration committee, except for such remuneration as consists of the delivery of shares or options thereon, or that is paid under other remuneration systems established by reference to the value of the shares of the Bank, the approval of which, under the law and the Bylaws, is within the purview of the shareholders acting at a general shareholders’ meeting, at the proposal of the board made after a report of the remuneration committee.

The Group’s policy provides that only executive directors may be beneficiaries of remuneration systems consisting of the delivery of shares or rights thereon.

Remuneration of the board in 2014

In 2014, the board resolved to increase the total remuneration of the directors, for all items, by 8.9%.

The total amount accrued by the board as attendance fees amounted to 4.4 million euros in 2014, which is 27.2% lower than the maximum amount of 6 million euros approved by the shareholders for the financial year and very similar to the amount paid in 2013.

The chart below shows the evolution of total remuneration of directors with executive duties against the total return for shareholders pay for performance.

All details regarding the director remuneration policy in 2014 may be consulted in the report of the remuneration committee forming part of the corporate documentation of Banco Santander.

Anticipation of and adjustment to the regulatory framework

The board of directors, at the proposal of the remuneration committee, promotes and encourages a remuneration system that fosters a rigorous management of risks, and implements ongoing monitoring of the recommendations issued by the principal national and international bodies with authority in this field.

Annual director remuneration report

As provided in section 541 of the Companies Act and in the Bylaws (article 59.1), the board of directors annually approves an annual director remuneration report, which sets forth the standards of and basis for determining remuneration for the current financial year, as well as an overall summary of the application of the remuneration policy during the financial year ended, and a breakdown of the individual remuneration paid for all items to each of the directors during such financial year, making the report available to the shareholders on occasion of the call to the annual general shareholders’ meeting and submitting it to a consultative vote.

The content of such report is subject to the provisions of article 10 of Order ECC/461/2013 and in CNMV Circular 4/2013, of 12 June, which provisions have not been amended following the entry into force of the aforementioned section 541 of the Companies Act (introduced by Law 31/2014).

In 2014, the report corresponding to financial year 2013 was submitted to the shareholders at the general shareholders’ meeting held on 28 March, as a separate item on the agenda and as a consultative matter, with 91.422% of the votes being in favour of the report.

In 2015, as well as submitting the annual report on director remuneration in respect of 2014 to the consultative vote of shareholders at the general meeting, the board will also propose the binding approval of the director remuneration policy for 2015 and 2016, in compliance with the new article 529 novodecies of the Capital Corporations Act.

Transparency

Pursuant to the Bylaws (article 59.2), the annual report includes itemised information on the remuneration received by each director, with a statement of the amounts for each item of

*	Remuneration data of executive directors in euro thousands and return for shareholders in percentages.

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remuneration. The report also sets forth, on an individual basis for each item, the remuneration for the executive duties entrusted to the executive directors of the Bank. All such information is contained in note 5 to the Group’s legal report.

Duties of directors, related-party

transactions and conflicts of interest

Duties

The duties of the directors are governed by the Rules and Regulations of the Board4, which conform to both the provisions of current Spanish law and to the recommendations of the Unified Good Governance Code.

The Rules and Regulations expressly provide for the duties of diligent management, loyalty, secrecy and inactivity in the event of knowledge of confidential information.

The duty of diligent management includes the directors’ duty to adequately inform themselves of the progress of the Bank and to dedicate the time and effort needed to effectively carry out their duties.

Related-party transactions

No member of the board of directors, no person represented by a director, and no company of which such persons, or persons acting in concert with them or through nominees therein, are directors, members of senior management or significant shareholders, has to the Bank’s awareness entered into any significant transaction or any transaction on non-customary market conditions with the Bank during financial year 2014 and through the date of publication of this report.

The board, without the intervention of the interested party and on a prior favourable report of the remuneration committee, authorised the sale by the Bank under market conditions of 2,403,923 shares of MED 2001 Inversiones, Sicav, S.A., of which it was the owner, to Mr Ángel Jado Becerro de Bengoa and companies of his family group.

Control mechanisms

As provided in the Rules and Regulations of the Board (article 30), directors must inform the board of any direct or indirect conflict of interest with the interests of the Bank in which they may be involved. If the conflict relates to a transaction, the director may not carry it out without the approval of the board, following a report from the appointments committee.

The director involved must abstain from participating in the discussion and voting on the transaction to which the conflict refers, the body in charge of resolving any disputes being the board of directors itself.

In addition to the above-described situation, there were another 136 occasions during financial year 2014 on which other directors abstained from participating in and voting on the discussion of matters at the meetings of the board of directors or of the committees thereof.

The breakdown of the 103 cases is as follows: on 52 occasions, the abstention was due to proposals to appoint, re-elect, withdraw or empower directors; on 43 occasions, the matter under consideration was the approval of terms of remuneration; on 27 occasions, the matter concerned discussion of financing proposals or other risk transactions in favour of companies related to various directors; on 5 occasions abstention related to the suitability evaluation procedure that the Bank, as a credit institution, must undertake regarding members of the management body and holders of key positions, all in accordance with the provisions of Royal Decree 84/2015; on 4 occasions, the abstention concerned the annual verification of the status of the directors made by the appointments and remuneration committee pursuant to article 6.3 of the Rules and Regulations of the Board; on 3 occasions, the matter concerned the evaluation entrusted to the appointments committee under article 17.4 g) of the Rules and Regulations of the Board regarding the professional obligations of the directors to evaluate if such obligations may interfere with the dedication required thereof for the effective performance of their work; on one occasion, the matter concerned approval of a related-party transaction; and on another the matter related to the attendance of a director as a guest at the meetings of the committees of the board when the director was no longer a member thereof.

Some measures taken by the board

2012: maximum limit for

increases in share capital

without pre-emptive rights

At the proposal of the board, the shareholders for the first time established a maximum limit on the power to exclude pre-emptive rights for increases in share capital; pre-emptive rights may only be excluded for up to the equivalent of 20% of the share capital of the Bank as of the date of the general shareholders’ meeting.

2013: cap on annual

remuneration of the directors

The shareholders established a maximum amount of six million euros, which may only be amended by a decision of the shareholders acting at the general shareholders’ meeting.

2014: maximum variable

remuneration for

executive directors

The shareholders approved an amendment to the Bylaws establishing a maximum ratio between the fixed and variable components of total remuneration of the executive directors and other employees belonging to categories with professional activities that significantly affect the risk profile of the Group.

4.	The recent Law 31/2014 amends the regulation of directors’ duties contained in the Companies Act. At the next general shareholders’ meeting, the board willpropose the corresponding amendments to adapt the Bylaws to such regulations, which shall be followed by the corresponding amendments to the Rules and Regulations of the Board.

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Committees of the board

General information

The board has the following decision-making committees: an executive committee, to which general decision-making powers are delegated, and an executive risk committee, with delegated powers specifically relating to risk.

The board also has other committees with powers of supervision, information, advice and proposal (the audit, appointments, remuneration, risk supervision, regulation and compliance, innovation and technology and international committees).

Number of meetings and duration of committees

Committees	No. of meetings		Hours[1]
Executive committee	65		325
Executive risk committee	96		288
Audit committee	13		65
Appointments and remuneration committee[2]	21	[2]	63	[2]
Risk supervision, regulation and compliance committee[3]	5		25
Innovation and technology	2		4
International committee	—		—

1. Estimated average hours devoted by each director.

2. Pursuant to articles 54.1 of the Bylaws and 17.10 of the Rules and Regulations of the Board, at its meeting on 23 October 2014, the board of directors unanimously resolved to separate into two the appointments and remuneration committee, which until such date had met on 12 occasions, with an average dedication of approximately 36 hours per director in preparing and participating in the meetings. Subsequently, within the 2014 financial year, the appointments and the remuneration committees held 5 and 4 meetings, with an average dedication of approximately 15 and 12 hours, respectively, per director.

3. In accordance with the provisions of article 54 bis of the Bylaws and article 17 bis of the Rules and Regulations of the Board, the risk supervision, regulation and compliance committee held its first meeting on 23 July 2014.

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Executive committee

The executive committee is a basic instrument for the corporate governance of the Bank and its Group. It exercises by delegation all the powers of the board (except those which cannot be legally delegated or which cannot be delegated pursuant to the law, the Bylaws or the Rules and Regulations of the Board). It reports to the board on the principal matters dealt with and resolutions adopted and makes the minutes of its meetings available to the directors. It meets once per week.

There are currently seven directors sitting on the committee, of whom four are executive and the other three are independent non-executive directors.

Its duties, composition and functioning are established in the Bylaws (article 51) and in the Rules and Regulations of the Board (article 14).

Executive risk committee

This is also an executive committee, with powers delegated thereto by the board in matters regarding risks. It normally meets twice per week.

It is governed by the Bylaws (article 52) and the Rules and Regulations of the Board (article 15), which define the composition, functioning and duties of this committee.

The committee is currently made up of six directors, of whom four are executive and two are independent non-executive directors. Its chairman is a vice-chairman with executive duties, pursuant to the Rules and Regulations of the Board (article 15.1).

Pages 168 et seq. of this annual report contain broad information on the executive risk committee and the Group’s risk policies.

Audit committee

The audit committee, among other duties, reviews the Group’s financial information and its internal control systems, serves as a communication channel between the board and the auditor, ensuring the independent exercise of the latter’s duty, and supervises work regarding the internal audit function. It normally meets on a monthly basis (it met 13 times in 2014).

As provided in the Bylaws (article 52) and the Rules and Regulations of the Board (article 16), the committee must be made up of non-executive directors, the majority of whom must be independent, with an independent director acting as chairman.

It is currently composed of five independent non-executive directors.

Appointments committee

The appointments committee, among other duties, proposes the appointments of members of the board, including executive directors, and those of the other members of senior management and key Group personnel.

The Bylaws (article 54) and the Rules and Regulations of the Board (article 17) provide that this committee is also to be made up exclusively of non-executive directors and that its chairman shall be an independent director.

It is currently composed of five independent non-executive directors.

Remuneration committee

Banco Santander established the remuneration committee, then named the compensation committee, in 1995.

Among other duties, this committee proposes the director remuneration policy to the board, producing the corresponding report, and proposes the remuneration of the members of the board, including executive directors, and that of the other members of senior management and key Group personnel also proposing the remuneration policy for the latter.

The Bylaws (article 54) and the Rules and Regulations of the Board (article 17) provide that this committee is also to be made up exclusively of non-executive directors, and that its chairman shall be an independent director.

Its five current members are independent non-executive directors.

Risk supervision, regulation and compliance committee

The risk supervision, regulation and compliance committee, among other duties, supports and advises the board regarding the definition and evaluation of risk strategy and policies and with relation to authorities and regulators in the various countries in which the Group has a presence, and monitors compliance with the General Code of Conduct and with the Bank’s governance rules and compliance programme generally. It normally meets on a monthly basis (it met 5 times in 2014)5.

As provided in the Bylaws (article 54 bis) and the Rules and Regulations of the Board (article 17 bis), the committee must be made up of non-executive directors, the majority of whom must be independent, with an independent director acting as chairman.

It is currently composed of seven independent non-executive directors.

International committee

Pursuant to article 13 of the Rules and Regulations of the Board, the international committee has the duty to monitor the development of the Group’s strategy and of the activities, markets and countries in which the Group desires to have a presence through direct investments or specific transactions. It is kept informed of the commercial initiatives and strategies of the various units within the Group and of the new projects presented thereto.

It is made up of five directors, of whom two are executive and three are independent non-executive.

Innovation and technology committee

Pursuant to article 13 of the Rules and Regulations of the Board, the innovation and technology committee (previously, technology, productivity and quality committee) has the duty to review and report on plans and activities regarding information systems and programming of applications, investments in computer equipment, design of operating processes in order to improve productivity, and programmes for the improvement of service quality and measurement procedures, as well as those relating to means and costs.

It is made up of seven directors, of whom four are executive and three are independent non-executive.

5.	The risk supervision, regulation and compliance committee held its first meeting on 23 July 2014.

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In accordance with the Rules and Regulations of the Board, any director may attend meetings of board committees of which the director is not a member, with the right to participate but not to vote, at the invitation of the chairman of the board and of the respective committee, and by prior request to the chairman of the board.

Additionally, all board members who are not also members of the executive committee may attend its meetings, whatever the reason for the chairman calling such meetings. During financial year 2014, six directors not forming part of the executive committee each attended an average of 15 meetings thereof.

The audit, appointments, remuneration, and risk supervision, regulation and compliance committees have prepared reports on their activities in 2014, containing, among other things, a description of the manner in which such committees carry out the Group’s supervision of risk, internal audit and compliance. The report of the remuneration committee also includes the director remuneration policy. All such reports are made available to the shareholders as part of the annual documentation of the Bank for financial year 2014.

Attendance at meetings of the board of

directors and its committees in 2014

Pursuant to the Rules and Regulations of the Board (article 20.1), absences from meetings must be limited to unavoidable cases. The average attendance rate at meetings of the board in financial year 2014 was 89.84%.

Committees

		Decision-making							Reporting
Directors	Board	Executive	Executive risk	Audit	Appointments and remuneration[8]	Appointments[8]	Remuneration[8]	Risk supervision, regulation and compliance[9]	Innovation and technology	International
Average attendance	89.8%	89.1%	83.3%	98.1%	100%	100%	93,8%	95.0%	100%	—
Individual attendance
Ms Ana Botín-Sanz de Sautuola y O´Shea[1]	15/16	50/65							2/2	—
Mr Matías Rodríguez Inciarte	16/16	63/65	96/96
Mr Guillermo de la Dehesa Romero	16/16	62/65		13/13	12/12	5/5	4/4			—
Mr Rodrigo Echenique Gordillo[2]	15/16	55/65	67/96	4/4				4/5		—
Ms. Sheila C. Bair	13/16							5/5
Mr Javier Botín-Sanz de Sautuola y O´Shea	12/16
Ms Esther Giménez-Salinas i Colomer	15/16				12/12	5/5	4/4			—
Mr Ángel Becerro de Bengoa	16/16							5/5
Mr Juan Rodríguez Inciarte	16/16		53/96
Ms Isabel Tocino Biscarolasaga	15/16	60/65	92/96		12/12		3/4
Mr Juan Miguel Villar Mir	10/16
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos[3]	9/9	39/45							1/2	—
Mr Javier Marín Romano[4]	15/16	56/65							2/2	—
Mr Fernando de Asúa Álvarez[5]	15/16	61/65	92/96	13/13	12/12	5/5	4/4	5/5	2/2
Mr Vittorio Corbo Lioi[6]	6/8
Mr Abel Matutes Juan[7]	13/16			12/13		5/5				—

1.	Apponited chairman of the board of directors effective 10 September 2014.
2.	Presented his resignation from the position of member of the audit committee effective 23 April 2014.
3.	Died on 9 September 2014.
4.	Withdrawal from position of director effective 12 January 2015.
5.	Withdrawal from position of director effective 12 February 2015.
6.	Withdrawal from position of director effective 24 July 2014.
7.	Withdrawl from position of director effective 18 February 2015.
8.	In accordance with the provisions of article 54.1 of the Bylaws and article 17.10 of the Rules and Regulations of the Board, at its meeting of 23 October 2014, the board of directors resolved to separate the appointments and remuneration committee into two committees. The appointments committee assumed the duties relating to appointments contained in article 17.4 of the Rules and Regulations of the Board, and the remuneration committee assumed those included in article 17.5 of the Rules and Regulations of the Board, as well as, in both cases, any other duties corresponding thereto under applicable law.
9.	As provided in article 54 bis of the Bylaws and article 17 bis of the Rules and Regulations of the Board, the risk supervision, regulation and compliance committee held its first meeting on 23 July 2014.

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3. Shareholder rights and the general shareholders’ meeting

One share, one vote, one dividend. No defensive

mechanisMs contemplated in the Bylaws

The Bank has eliminated all defensive mechanisMs in the Bylaws, fully conforming to the one share, one vote, one dividend principle.

The Bylaws of Banco Santander provide for only one class of shares (ordinary shares), granting all holders thereof the same rights.

There are no non-voting or multiple-voting shares, or preferences in the distribution of dividends, or limitations on the number of votes that may be cast by a single shareholder, or quorum requirements or qualified majorities other than those established by law.

Any person is eligible for the position of director, subject only to the limitations established by law.

Quorum at the annual general shareholders’ meeting held in 2014

The informed participation of shareholders at general shareholders’ meetings is an objective expressly acknowledged by the board (article 31.3 of the Rules and Regulations of the Board).

The quorum at the 2014 annual general shareholders’ meeting was 58.820%, continuing a trend of improvement in each of the last three years.

Encouragement of informed participation of shareholders at shareholders’ meetings

The Bank continues to implement measures designed to encourage the informed participation of shareholders at shareholders’ meetings. Thus, since the annual general meeting held in 2011, shareholders have had access to an electronic shareholders’ forum, in compliance with the provisions of the Companies Act.

Such forum, which the Bank made available on the corporate website (www.santander.com), enables the shareholders to post proposed supplements to the agenda announced in the call to meeting, requests for adherence to such proposals, initiatives aimed at reaching the percentage required to exercise a minority right contemplated by law, as well as voluntary proxy offers or solicitations.

Information provided to the shareholders and communication with them

During 2014, there were 562 meetings with investors, analysts and rating agencies, which entailed contact with 1,325 investors/analysts. In addition, the investor relations department maintained direct contact with the principal shareholders throughout the financial year to disseminate information regarding the Group’s policies relating to sustainability and governance.

Santander has continued to strengthen the channels for shareholder information and service through eight shareholders’ offices in certain significant markets in which it is present. The Bank currently has offices in Spain, the United Kingdom, the United States, Mexico, Portugal, Brazil and Poland to serve the shareholders in the share of the parent bank, as well as offices in Mexico, Chile and Brazil to serve the shareholders of its subsidiaries.

During financial year 2014, the shares of Banco Santander were admitted to listing on the stock exchanges of São Paulo and Warsaw, on 17 November and 3 December, respectively.

Channels for shareholder information and service
Telephone	227,968	Questions
service lines
Shareholder’s mailbox	32,034	E-mails answered
	235,292	Subscriptions
Events	17,671	Participants
	329	Held
SMS alerts	3,826,479	Alerts sent
	97,409	Subscriptions
Letters	339,049	Letters answered

Finally, in compliance with recommendations of the National Securities Market Commission, both notices of the meetings with analysts and investors and the documentation to be used thereat are being published sufficiently in advance.

94

ANNUAL REPORT 2014	3. CORPORATE GOVERNANCE REPORT 3. SHAREHOLDER RIGHTS AND THE GENERAL SHAREHOLDERS’ MEETING

Annual general shareholders’ meeting held on 28 March 2014

Information on the call to meeting, establishment of a quorum, attendance, proxy-granting and voting

A total of 402,814 shareholders attended in person or by proxy, with 6,800,244,239 shares. The quorum was thus 58.820% of the share capital of the Bank at the date of the annual general shareholders’ meeting.

The shareholders acting at the general shareholders’ meeting approved the corporate management of the Bank in 2013 with a 95.384% favourable vote.

The average percentage of affirmative votes upon which the proposals submitted by the board were approved was 92.372%.

The following data are expressed as percentages of the Bank’s share capital:

Physically present	0.274%[1]
By proxy	42.708%[2]
Absentee votes	15.838%[3]

Total	58 .820%

1.	Of such percentage (0.274%), 0.002% is the percentage of share capital that attended by remote means through the Internet.
2.	The percentage of share capital that granted proxies through the Internet was 0.223%.
3.	Of such percentage (15.838%), 15.777% is the percentage of votes case by postal mail, and the rest is the percentage of electronic votes.

Extraordinary general shareholders’ meeting of 15 September 2014

Information on the call to meeting, the establishment

of a quorum, attendance, proxy-granting and voting

A total of 262,139 shareholders attended in person or by proxy, with 6,255,472,979 shares. The quorum was thus 52.181% of the share capital of the Bank at the date of the extraordinary general shareholders’ meeting.

The average percentage of affirmative votes upon which the proposals submitted by the board were approved was 98.740%.

The following data are stated as percentages of the Bank’s share capital at the date of the extraordinary general shareholders’ meeting:

Physically present	0.130%[1]
By proxy	37.930%[2]
Absentee votes	14.121%[3]

Total	52,181%

1.	Of such percentage (0.130%), 0.001% is the percentage of share capital that attended by remote means through the Internet.
2.	The percentage of share capital that granted proxies through the Internet was 0.297%.
3.	Of such percentage (14.121%), 14.061% is the percentage of votes cast by postal mail, and the rest is the percentage of electronic votes.

Resolutions adopted at the general shareholders’ meetings held in 2014

The full texts of the resolutions adopted at the general shareholders’ meetings held in 2014 are available on the websites of both the Group (www.santander.com) and the CNMV (www.cnmv.es).

95

ANNUAL REPORT 2014	3. CORPORATE GOVERNANCE REPORT 4. SANTANDER GROUP MANAGEMENT TEAM

4. Santander group management team

Composition
Chairman	Ms Ana Botín-Sanz de Sautuola y O’Shea

Chief executive officer	Mr José Antonio Álvarez Álvarez

Executive vice chairman, to whom the chief compliance officer reports	Mr Rodrigo Echenique Gordillo

Executive vice chairman, to whom the chief risk officer reports	Mr Matías Rodríguez Inciarte

Businesses

Germany	Mr Ulrich Leuschner

Argentina	Mr Enrique Cristofani

Asia	Mr Juan Rodríguez inciarte

Mr Jesús María Zabalza Lotina

Brazil

Mr Sérgio Rial*

Chile	Mr Claudio Melandri Hinojosa

United States	Mr Román Blanco Reinosa

Mr Enrique García Candelas

Spain

Mr Rami Aboukhair**

Mexico	Mr Marcos Martínez Gavica

Mr Gerry Byrne

Poland

Mr Mateusz Morawiecki

Portugal	Mr Antonio Vieira Monteiro

United Kingdom	Mr Nathan Bostock

Uruguay	Mr Juan Carlos Chomali

Business divisions

Global Wholesale Banking***	Mr Jacques Ripoll

Consumer Finance	Ms Magda Salarich Fernández de Valderrama

Business support divisions

Commercial Banking	Mr Francisco Javier San Félix García

Support and control functions

Chief risk officer	Mr José María Nus Badía

Chief financial officer	Mr José García Cantera

General Secretariat and of the board	Mr Ignacio Benjumea Cabeza de Vaca

Chief compliance officer	Ms Mónica López-Monís Gallego

Internal Audit	Mr Juan Guitard Marín

Communications, Corporate Marketing and Research	Mr Juan Manuel Cendoya Méndez de Vigo

Corporate Development	Mr José Luis de Mora Gil-Gallardo

Innovation	Mr José María Fuster van Bendengem

Financial Accounting and Control	Mr José Francisco Doncel Razola

Chairman’s Office and Strategy	Mr Víctor Matarranz Sanz de Madrid

Human Resources, Organisation and Costs	Mr Jesús Cepeda Caro

Technology and Operations	Mr Andreu Plaza López

Universities	Mr José Antonio Villasante Cerro

*	This appointment is subject to regulatory authorisation
**	Executive vice president of Commercial Banking.
***	The results of this unit are accounted in the income statements of the various countries.

96

ANNUAL REPORT 2014	3. CORPORATE GOVERNANCE REPORT 4. SANTANDER GROUP MANAGEMENT TEAM

Remuneration

Information on the remuneration of executive vice presidents is provided in note 5 to the Group’s legal report.

Related-party transactions and conflicts of interest

Related-party transactions

To the knowledge of the Bank, no member of senior management who is not a director, no person represented by a member of senior management who is not a director, and no company in which such persons or persons with whom they act in concert or who act through nominees therein are directors, members of senior management or significant shareholders, has made any unusual or significant transaction therewith during financial year 2014 and through the date of publication of this report.

Conflicts of interest

The control mechanisMs and the bodies in charge of resolving this type of situation are described in the Code of Conduct in Securities Markets, which is available on the Group’s website (www.santander.com).

97

ANNUAL REPORT 2014	3. CORPORATE GOVERNANCE REPORT 5. TRANSPARENCY AND INDEPENDENCE

5. Transparency and independence

{ Santander is among the five most transparent companies in the world according to the latest ranking of Transparency International, an NGO that evaluates international companies in the context of the fight against corruption. The Bank is the leading financial institution in the world as well as the leading Spanish company.

Financial information and other significant information

Financial information

Pursuant to the provisions of its Rules and Regulations (article 34.2), the board has taken the necessary actions to ensure that the quarterly and semi-annual information and any other information made available to the markets is prepared following the same principles, standards and professional practices as are used to prepare the annual accounts. To such end, the aforementioned information is reviewed by the audit committee prior to the release thereof.

The annual accounts are reported on by the audit committee and certified by the head of financial accounting prior to the preparation thereof by the board.

Other material information

Pursuant to the provisions of the Code of Conduct in Securities Markets, the compliance area is responsible for communicating to the CNMV the material information generated in the Group.

Such communication is simultaneous to the release of material information to the market or to the media and occurs as soon as the decision in question is made or the resolution in question has been signed or carried out. Material information shall be disseminated in a true, clear, complete and equitable fashion and on a timely basis and, whenever practicable, such information shall be quantified.

In financial year 2014, the Bank published 90 material facts, which are available on the websites of the Group (www.santander.com) and the CNMV (www.cnmv.es).

Relationship with the auditor

Independence of the auditor

The shareholders acting at the general shareholders’ meeting of 2014 approved the re-election of Deloitte, S.L. as auditor for one year, with the affirmative vote of 94.233% of the share capital present in person or by proxy.

The Bank has mechanisMs in place to preserve the independence of the auditor, including the obligation of the board to refrain from hiring audit firMs when the fees intended to be paid to them for any and all services are more than 2% of the total income thereof during the last financial year.

In addition, the Rules and Regulations of the Board establish limits upon hiring the audit firm for the provisions of services other than audit services that could jeopardise the independence thereof, and impose on the board the duty to make public the overall fees paid by the Bank to the auditor for services other than audit services. The information for financial year 2014 is contained in note 48 to the Group’s legal report.

The Rules and Regulations determine the mechanisMs to be used to prepare the accounts such that there is no room for qualifications in the auditor’s report. Nevertheless, the Bylaws as well as the Rules and Regulations also provide that, whenever the board believes that its opinion must prevail, it shall provide an explanation, through the chairman of the audit committee, of the content and scope of the discrepancy and shall endeavour to ensure that the auditor issue a report in this regard. The annual accounts of the Bank and of the consolidated Group for financial year 2014 are submitted without qualifications.

At its meetings of 19 and 23 February 2015, the audit committee received from the auditor a written confirmation of its independence in respect of the Bank and the entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the auditors or by entities related thereto, pursuant to the provisions of Royal Legislative Decree 1/2011, of 1 July, restated text of the Audit of Accounts Act.

Such committee, at the aforementioned meetings of 19 and 23 February 2015, issued a report setting forth a favourable opinion regarding the independence of the auditors and reporting, among other matters, upon the provision of the additional services mentioned in the preceding paragraph.

The aforementioned report, issued prior to the audit report, has the content established in article 529 quarterdecies of the Companies Act.

98

ANNUAL REPORT 2014	3. CORPORATE GOVERNANCE REPORT 5. TRANSPARENCY AND INDEPENDENCE

Intra-group transactions

There were no intra-group transactions in financial year 2014 that were not eliminated in the consolidation process and that are not part of the ordinary course of business of the Bank or of the companies of its Group as regards the purpose and conditions thereof.

The end of the acceptance period for the offer made to acquire the shares representing the share capital of Banco Santander Brasil not owned by the Santander Group was announced on 31 October. Such offer was accepted by owners of shares representing 13.65% of the share capital of Banco Santander Brasil, and as such the shareholding of the Santander Group in such subsidiary now represents 89.58% of its share capital at year end 2014.

Website

Since 2004, the Group’s website (www.santander.com) has disclosed in the Investor Relations section of the main menu all information required under applicable law (currently, the Companies Act and Order ECC/461/2013 of 20 March).

The content of the Group’s website, which is presented with specific sections for institutional investors and shareholders and is accessible in Spanish, English and Portuguese, receives approximately 185,000 visits per week.

The information available on such website includes:

•	The Bylaws.

•	The Rules and Regulations for the General Shareholders’ Meeting.

•	The Rules and Regulations of the Board.

•	Professional profiles and other information regarding the directors.

•	The annual report.

•	The annual corporate governance report.

•	The Code of Conduct in the Securities Markets.

•	The General Code of Conduct.

•	The sustainability report.

•	The reports of the committees of the board.

The announcement of the call to the 2015 annual general shareholders’ meeting will be viewable as from the date of publication thereof, together with the information relating thereto, which shall include the proposed resolutions and mechanisMs for the exercise of rights to receive information, to grant proxies and to vote, including an explanation of the mechanisMs for the exercise of such rights by means of data transmission and the rules applicable to the electronic shareholders’ forum that the Bank will make available on its website (www.santander.com).

Unified Good Governance Code

Banco Santander follows all of the recommendations concerning corporate governance in the special working group report on the good governance of listed companies.

Furthermore, Banco Santander follows the recommendations and best practices in corporate governance applicable to credit institutions, and likewise complies with the codes of good governance of the stock exchanges on which its shares are listed.

99

ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW SUMMARY

Consolidated Financial Report

2014 Summary of Grupo Santander

The global economy grew by more than 3% in 2014, reflecting an upturn in developed economies, mainly the UK and US, and slower growth in emerging countries.

This environment was not free of bouts of uncertainty and volatility in the markets. Furthermore, banking activity was again affected by interest rates still at historically low levels in many countries. Regulatory requirements are also affecting revenues and costs.

Against this backdrop, Grupo Santander is focusing its management on measures to boost profits and profitability while maintaining a solid, liquid and low risk balance sheet.

The main aspects in 2014 were:

•	Strong results. In the last few years and despite the difficult scenario, Grupo Santander has proven its capacity to generate recurring results, backed by its geographic diversification and management tailored to each market. This has enabled it to generate profits throughout the crisis and be in a position to take advantage of a cycle of stronger growth.

Grupo Santander posted an attributable profit of EUR 5,816 million in 2014, 39.3% more than in 2013. This growth was fuelled by the good evolution of the three main lines of the income statement:

•	Gross income increased after falling in 2013 thanks to the growth in net interest income and net fee income.

•	Operating expenses rose by below the average inflation rate of the countries in which the Group operates, benefiting from the processes of integration (Spain and Poland) and the three-year efficiency and productivity plan launched at the end of 2013.

•	Loan-loss provisions continued on a path of normalisation and the cost of credit improved.

All units increased their profits before tax in local currency.

•	A faster pace of business. The increased volumes reflect the Group’s strategy in segments, products and countries.

The trend in lending changed and after two years of falling rose in 2014, both to individuals as well as companies. This growth occurred in nine of the Group’s ten largest units.

Growth in funds was also higher than in 2013 and, as in lending, occurred in most countries and was combined with a policy of reducing the funding cost, particularly in those countries where interest rates were lower.

•	Progress was made in the commercial transformation programme whose main aims are to improve knowledge of the Group’s customers, specialised management of each segment, develop a multichannel distribution model and continuously improve the customer experience.

Among the actions taken is a new commercial front, expanding the Select model for high-income clients and launching the Advance programme for SMEs. The goal is to increase customer linkage and satisfaction in all units.

•	Solid funding and liquidity structure.

A priority objective in the Group’s strategy in the last few years has been to improve the liquidity position. It was achieved thanks to the capacity to capture funds in the retail market of the extensive branch network and the wide and diversified access to wholesale markets via the Group’s model of subsidiaries.

In 2014, the net loan-to-deposit ratio and the ratio of deposits plus medium and long term funds / lending remained at comfortable levels for the Group as well as the main units.

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW SUMMARY

We took advantage of the better market environment with lower interest rates to issue at longer maturities, increasing the liquidity reserve to close to EUR 230,000 million.

All of this enables us to meet ahead of schedule the regulatory ratios for the Group and its main units.

•	Improve the Group’s credit quality. The main risk indicators evolved positively during the year.

Of note was the fall in net entries of non-performing loans, which excluding the exchange rate and perimeter effects declined 51% in 2014.

The NPL ratio dropped from 5.61% in 2013 to 5.19% at the end of 2014, and fell in every quarter. The ratios for Spain, Brazil, UK and the US reflect better evolution. The coverage ratio rose by 2 percentage points to 67%.

•	Reinforced solvency. The Group ended the year with high levels of capital, and this was bolstered in January 2015 with a capital increase of EUR 7,500 million.

After this, the Group’s phased-in CET1 ratio was 12.2% and the fully loaded ratio 9.7%.

These levels put Santander among the banks with the strongest capital at the international level, bearing in mind our business model, geographic diversification and capacity to withstand adverse stress scenarios.

•	Higher profitability. The evolution of the balance sheet and income statement improved the ratios of financial management and profitability.

The efficiency ratio improved by 1.1 percentage points to 47%, making it a reference for our peers; earnings per share rose

24%, and the return on tangible equity (RoTE) increased by 1.4 points to 11.0% (including in it the capital increase).

•	In addition, and in order to attain the best competitive position, the Group adopted a series of measures that should be reflected in better results in the future:

1.	Acquisition in Spain by Santander Consumer Finance of 51% of Financiera El Corte Inglés.

2.	Acquisition by Santander Consumer Finance of GE Capital’s business in Sweden, Denmark and Norway, which is mainly direct credit and cards.

3.	Framework agreement of Santander Consumer Finance with Banque PSA Finance, the auto finance unit of PSA Peugeot Citroën, for cooperation in various European countries. The approvals by the regulatory authorities in France and the UK were obtained in January 2015.

4.	Offer to acquire the minority interests of Banco Santander Brazil, which was accepted by shareholders representing 13.65% of the capital. This raised Grupo Santander’s stake to 88.30%.

5.	Banco Santander Brazil’s purchase of GetNet to strengthen its acquiring business.

6.	Creation by Banco Santander Brazil of a joint venture with Banco Bonsucesso to drive payroll business, which is expected to come into operation during the first quarter of 2015.

7.	Agreement to acquire the listed Canadian company Carfinco, specialised in auto finance.

Exchange rates: 1 euro / currency parity

	2014		2013
	Year end	Average	Year end	Average
US$	1.214	1.326	1.379	1.327
Pound sterling	0.779	0.806	0.834	0.849
Brazilian real	3.221	3.118	3.258	2.852
Mexican peso	17.868	17.647	18.073	16.931
Chilean peso	737.323	756.718	724.579	656.524
Argentine peso	10.277	10.747	8.990	7.220
Polish zloty	4.273	4.185	4.154	4.196

103

ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW CONSOLIDATED FINANCIAL INFORMATION

•	Grupo Santander. Income statement

•	Attributable profit increased 39.3% to EUR 5,816 million. Moreover, pre-tax profit grew in all units in their respective currencies.

•	Commercial revenues (net interest income and net fee income) rose 7.9% excluding the exchange rate impact (decline in 2013).

•	Strict control of costs. They declined 0.6% thanks to the efficiency and productivity plan.

•	Continued downward trend in loan-loss provisions (-14.4%) with leeway to normalisation.

•	Improved profitability: RoTE reached 11.0% (+1.4 p.p.).

Grupo Santander continued to increase its results and the process of normalization of profitability. Attributable profit of EUR 5,816 million was 39.3% higher than the figure in 2013, which has already been adjusted to the entry into force with retroactive effect of the interpretation of the international accounting standard IFRIC 21. This means anticipating the recording of contributions to the deposit guarantee funds. As a result, 2013’s profit was reduced by EUR 195 million and 2012’s by EUR 12 million.

This strong growth in profit was due to the good performance of the main lines of the income statement and the improved results in almost all the business units. Of note were commercial revenues, which returned to growth after falling in 2013, and the downward trend in loan-loss provisions that still have some way to go. Costs were also contained by the efficiency and productivity plan announced.

Before analyzing the income statement some aspects that affect year-on-year comparisons need to be pointed out:

Income statement

EUR Million

	2014	2013	Variation amount	%	% w/o FX	2012
Net interest income	29,548	28,419	1,129	4.0	8.8	31,914
Net fees	9,696	9,622	74	0.8	5.4	10,125
Gains (losses) on financial transactions	2,850	3,496	(646)	(18.5)	(16.1)	2,691
Other operating income	519	383	136	35.5	37.1	259
Dividends	435	378	57	15.0	16.7	423
Income from equity-accounted method	243	283	(39)	(14.0)	(5.7)	185
Other operating income/expenses	(159)	(278)	119	(42.7)	(36.8)	(349)
Gross income	42,612	41,920	693	1.7	6.2	44,989
Operating expenses	(20,038)	(20,158)	120	(0.6)	3.0	(20,236)
General administrative expenses	(17,781)	(17,758)	(23)	0.1	3.9	(18,044)
Personnel	(10,213)	(10,276)	63	(0.6)	2.8	(10,474)
Other general administrative expenses	(7,568)	(7,482)	(86)	1.1	5.3	(7,570)
Depreciation and amortisation	(2,257)	(2,400)	143	(6.0)	(3.3)	(2,193)
Net operating income	22,574	21,762	813	3.7	9.1	24,753
Net loan-loss provisions	(10,562)	(12,340)	1,778	(14.4)	(10.5)	(13,521)
Impairment losses on other assets	(375)	(524)	149	(28.4)	(27.6)	(853)
Other income	(1,917)	(1,535)	(382)	24.9	28.3	(1,437)
Ordinary profit before taxes	9,720	7,362	2,357	32.0	41.3	8,942
Tax on profit	(2,696)	(1,995)	(701)	35.1	44.5	(2,617)
Ordinary profit from continuing operations	7,024	5,367	1,657	30.9	40.1	6,325
Net profit from discontinued operations	(26)	(15)	(11)	73.2	70.2	70
Ordinary consolidated profit	6,998	5,352	1,646	30.8	40.0	6,395
Minority interests	1,182	1,177	5	0.4	7.1	1,066
Ordinary attributable profit to the Group	5,816	4,175	1,641	39.3	49.3	5,329
Net capital gains and provisions	—	—	—	—	—	(3,047)
Attributable profit to the Group	5,816	4,175	1,641	39.3	49.3	2,283
EPS (euros)	0.479	0.385	0.094	24.4		0.234
Diluted EPS (euros)	0.478	0.383	0.095	24.7		0.232
Pro memoria:
Average total assets	1,203,260	1,230,166	(26,906)	(2.2)		1,287,619
Average stockholders’ equity*	82,545	71,509	11,036	15.4		72,689

(*)	Stockholders’ equity: Shareholders’ equity + equity adjustments by valuation. In 2014, pro-forma taking into account the January 2015 capital increase.

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW CONSOLIDATED FINANCIAL INFORMATION

•	A more favourable global macroeconomic environment of recovery, despite the signs of weakness in some European economies and in emerging ones during the second half of 2014.

•	Improved financial conditions in markets, but interest rates generally remained low.

•	A more demanding regulatory environment, limiting revenues and increasing costs.

•	In order to facilitate comparisons with the previous period, the financial information of 2013 has been re-expressed as set out on page 120 of this report. The changes were mainly due to taking control of Santander Consumer USA, in 2014, and the loss of control of the fund management companies in 2013, as if they had been effective in the previously presented periods. Non recurring capital gains and provisions are shown separately as “net capital gains and provisions”.

The capital gains correspond to the Altamira operation (EUR 385 million net), the IPO of SCUSA (EUR 730 million net), the change in pension commitments in the UK (EUR 224 million net) and the insurance operation (EUR 250 million net).

Total charges net of taxes of EUR 1,589 million were recorded for restructuring costs, impairment of intangible assets and other provisions. The impact of these amounts on profits was thus zero.

•	A positive perimeter effect of 2 p.p. from the incorporation of Financiera El Corte Inglés, GetNet and the consumer finance business of GE Capital in the Nordic countries, as well as the acquisition of minority interests in Brazil in September 2014.

•	The impact of exchange rates of various currencies against the euro was 4/5 p.p. negative for the whole Group in year-on-year comparisons for revenues and costs. The negative effects were in Brazil (-8/-9 p.p.), Mexico (-4 p.p.) and Chile (-14/-15 and positive in the UK (+6 p.p.) There was hardly any impact in the US (+0.1 p.p.).

Quarterly. Income statement

EUR Million

	2013				2014
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Net interest income	7,206	7,339	6,944	6,930	6,992	7,370	7,471	7,714
Net fees	2,484	2,494	2,300	2,345	2,331	2,403	2,439	2,524
Gains (losses) on financial transactions	967	880	995	653	767	511	952	620
Other operating income	66	134	94	89	34	204	99	182
Dividends	59	145	72	102	31	220	72	112
Income from equity-accounted method	66	58	80	79	65	42	72	64
Other operating income/expenses	(59)	(69)	(58)	(92)	(63)	(58)	(45)	6
Gross income	10,722	10,847	10,333	10,017	10,124	10,488	10,961	11,040
Operating expenses	(5,068)	(5,088)	(4,943)	(5,060)	(4,847)	(4,906)	(5,070)	(5,216)
General administrative expenses	(4,497)	(4,485)	(4,381)	(4,395)	(4,256)	(4,360)	(4,509)	(4,656)
Personnel	(2,631)	(2,606)	(2,478)	(2,559)	(2,455)	(2,515)	(2,572)	(2,670)
Other general administrative expenses	(1,865)	(1,879)	(1,902)	(1,836)	(1,801)	(1,844)	(1,937)	(1,985)
Depreciation and amortisation	(571)	(602)	(562)	(665)	(590)	(546)	(560)	(560)
Net operating income	5,655	5,760	5,390	4,957	5,277	5,582	5,891	5,824
Net loan-loss provisions	(3,142)	(3,399)	(3,025)	(2,774)	(2,695)	(2,638)	(2,777)	(2,452)
Impairment losses on other assets	(110)	(126)	(141)	(146)	(87)	(71)	(67)	(151)
Other income	(262)	(422)	(368)	(483)	(347)	(438)	(491)	(642)
Ordinary profit before taxes	2,141	1,812	1,856	1,554	2,149	2,435	2,556	2,580
Tax on profit	(577)	(453)	(518)	(447)	(569)	(664)	(649)	(814)
Ordinary profit from continuing operations	1,564	1,359	1,338	1,107	1,579	1,771	1,908	1,766
Net profit from discontinued operations	—	(14)	(0)	(1)	(0)	(0)	(7)	(19)
Ordinary consolidated profit	1,564	1,345	1,337	1,106	1,579	1,771	1,901	1,746
Minority interests	359	294	282	242	277	318	296	291
Ordinary attributable profit to the Group	1,205	1,050	1,055	864	1,303	1,453	1,605	1,455
Net capital gains and provisions	—	—	—	—	—	—	—	—
Attributable profit to the Group	1,205	1,050	1,055	864	1,303	1,453	1,605	1,455
EPS (euros)	0.116	0.098	0.096	0.076	0.113	0.122	0.131	0.112
Diluted EPS (euros)	0.115	0.098	0.095	0.076	0.113	0.122	0.131	0.112

105

ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW CONSOLIDATED FINANCIAL INFORMATION

The performance of the main lines of the income statement was:

Gross income rose 1.7% year-on-year to EUR 42,612 million (+6.2% without the exchange rate effect). Growth was of greater quality based on rises in the most commercial drivers of revenues (net interest income and fee income), together with a fall in trading gains that only represented 7% of the Group’s gross income. The main developments were:

•	The rise was mainly due to net interest income, which accounted for 69% of gross income and amounted to EUR 29,548 million (+4.0% year-on-year, +8.8% excluding the exchange rate impact). Of note was:

•	General improvement in all countries except for Brazil, with very positive growth in Spain, UK, US and Chile.

•	Good evolution of lending, with growth in all units except Portugal, which is still immersed in deleveraging.

•	Growth in deposits, consistent with falls in the average cost mainly in developed countries.

Of note in net interest income by geographic areas:

•	Favourable evolution in the UK (+16.5%) and the US (+11.2%), thanks to the effort made to reduce the cost of retail deposits in the first case and greater consumer activity (SCUSA) in the second. Continental Europe’s net interest income increased 7.9% excluding the exchange rate impact, with growth in all units. Spain’s rose 9.4%, due to greater activity and the fall in the cost of deposit. Latin America as a whole grew because of larger volumes.

•	Brazil is the only unit that declined (-2.7%) due to lower spreads from the change of business mix toward lower risk segments. This evolution was offset by the improvement in the cost of credit, which resulted in a rise of 11.5% in net interest income net of provisions.

Net fees

EUR Million

	2014	2013	Variation amount	%	2012
Fees from services	5,827	5,851	(24)	(0.4)	6,217
Mutual & pension funds	913	831	81	9.8	903
Securities and custody	763	655	108	16.4	678
Insurance	2,193	2,284	(91)	(4.0)	2,326

Net fee income	9,696	9,622	74	0.8	10,125

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•	Net fee income rose 0.8% to EUR 9,696 million (+5.4% without the exchange rate impact). This line was affected by reduced activity in some markets because of the environment and regulatory impacts that affected in some countries revenues from insurance and cards, due to the limits on interchange rates. The best performance came from mutual funds, securities and custody, advisory and management of operations and foreign exchange business.

•	The aggregate of net interest income and net fee income was 7.9% higher (without the exchange rate impact) and accounted for 92% of the Group’s total revenues (91% in 2013).

•	Trading gains fell 18.5% due to the lower results from wholesale banking and management of the portfolio of assets and liabilities.

•	Other operating income was EUR 519 million, EUR 136 million more than in 2013 (+35.5%). This growth is the net of the following movements: rise of EUR 57 million in dividends;

increase of EUR 119 million in other operating income and costs, mainly from the greater generation of leasing operations in the US; and fall of EUR 39 million in income by the equity method due to the reduced perimeter in asset management business.

Operating expenses declined 0.6%. Excluding the exchange rate impact, costs rose 3.0% and 2.2% without the perimeter effect, of over one percentage point lower than the average inflation rate of the countries where the Group operates (3.6%). This is the fruit of the three-year efficiency and productivity plan announced at the end of 2013, which saved more than EUR 1,100 million in its first year. Part of these savings was used for investments to increase productivity.

The performance by units varied:

•	A first block with units in processes of integration (Spain and Poland) or adjusting structures (Portugal), whose operating costs declined in nominal terms. Brazil also did well, reflecting the effort in efficiency improvement plans and a nominal rise of 1.0% (-0.6% without the perimeter effect) compared to inflation of more than 6%.

Operating expenses

EUR Million

	2014	2013	Variation amount	%	2012
Personnel expenses	10,213	10,276	(63)	(0.6)	10,474
General expenses	7,568	7,482	86	1.1	7,570
Information technology	936	985	(49)	(4.9)	877
Communications	489	540	(51)	(9.5)	660
Advertising	654	637	17	2.7	669
Buildings and premises	1,775	1,815	(40)	(2.2)	1,750
Printed and office material	155	169	(13)	(7.8)	167
Taxes (other than profit tax)	460	458	2	0.5	422
Other expenses	3,098	2,879	219	7.6	3,025
Personnel and general expenses	17,781	17,758	23	0.1	18,044
Depreciation and amortisation	2,257	2,400	(143)	(6.0)	2,193

Total operating expenses	20,038	20,158	(120)	(0.6)	20,236

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•	In a second block, the UK is combining investments in its digital transformation plan, commercial plan and in branches with efficiency improvements. The same goes for Chile.

•	Lastly, higher rises in Mexico and Argentina because of their expansion plans or programmes to improve commercial capacity, and in the US, which is enhancing the franchise of Santander Bank and adapting to regulatory requirements (+7.6%).

The efficiency ratio improved by one percentage point in 2014 to 47% and compares very well with our main European and North American competitors.

Net operating income (pre-provisions profit) was EUR 22,574 million, 3.7% more than in 2013 (+9.1% without the exchange rate impact).

Loan-loss provisions were EUR 10,562 million, 14.4% less than in 2013. Excluding the exchange rate impact, provisions were 10.5% lower. The main falls were in the UK (-45.7%), Spain (-27.6%), Brazil (-17.7%) and Portugal (-35,7%), due to the better macroeconomic situation and balance sheet management. Among the rest of the large units, the only significant rise was in the US because of the larger provisions made by SCUSA, partly due to the larger volume of business following the agreement with Chrysler.

Other asset impairment losses and other results were EUR 2,292 million negative, compared to EUR 2,059 million also negative in 2013.

Profit before tax was EUR 9,720 million (+32.0%).

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Net loans-loss provisions

EUR Million

			Variation
	2014	2013	amount	%	2012
Non performing loans	11,922	13,405	(1,483)	(11.1)	15,497
Country-risk	(24)	2	(26)	—	(2)
Recovery of written-off assets	(1,336)	(1,068)	(268)	25.1	(1,974)

Total	10,562	12,340	(1,778)	(14.4)	13,521

After taxes, discontinued operations and minority interests attributable profit increased 39.3% to EUR 5,816 million (+49.3% excluding the exchange rate impact).

Earnings per share in 2014 were EUR 0.48 (24.4% more than in 2013), affected by the rise in the number of shares issued to meet payment of the amounts equivalent to the dividend for shareholders who opted to receive Santander shares.

The Group’s RoE (attributable profit/average shareholders’ funds plus valuation adjustments) was 7.0% and the RoTE was 11.0%. Both cases take into account from January 1, 2014, the capital increase made in 2015. The RoRWA was 1.3%. All these figures were better than in 2013.

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Balance sheet

EUR Million

	2014	2013	Variation amount	%	2012
Assets
Cash on hand and deposits at central banks	69,428	77,103	(7,675)	(10.0)	118,488
Trading portfolio	148,888	115,309	33,579	29.1	177,917
Debt securities	54,374	40,841	13,533	33.1	43,101
Customer loans	2,921	5,079	(2,158)	(42.5)	9,162
Equities	12,920	4,967	7,953	160.1	5,492
Trading derivatives	76,858	58,920	17,938	30.4	110,319
Deposits from credit institutions	1,815	5,503	(3,688)	(67.0)	9,843
Other financial assets at fair value	42,673	31,441	11,232	35.7	28,356
Customer loans	8,971	13,255	(4,285)	(32.3)	13,936
Other (deposits at credit institutions, debt securities and equities)	33,702	18,185	15,517	85.3	14,420
Available-for-sale financial assets	115,251	83,799	31,452	37.5	92,339
Debt securities	110,249	79,844	30,406	38.1	87,797
Equities	5,001	3,955	1,046	26.4	4,542
Loans	781,635	731,420	50,216	6.9	770,349
Deposits at credit institutions	51,306	57,178	(5,872)	(10.3)	54,817
Customer loans	722,819	666,356	56,463	8.5	708,473
Debt securities	7,510	7,886	(376)	(4.8)	7,059
Investments	3,471	3,377	93	2.8	2,427
Intangible assets and property and equipment	26,109	18,137	7,972	44.0	17,346
Goodwill	27,548	24,263	3,284	13.5	25,652
Other	51,293	49,279	2,014	4.1	50,005

Total assets	1,266,296	1,134,128	132,168	11.7	1,282,880

Liabilities and shareholders’ equity
Trading portfolio	109,792	94,695	15,097	15.9	143,244
Customer deposits	5,544	8,500	(2,956)	(34.8)	8,897
Marketable debt securities	—	1	(1)	(100.0)	1
Trading derivatives	79,048	58,910	20,138	34.2	109,746
Other	25,200	27,285	(2,085)	(7.6)	24,600
Other financial liabilities at fair value	62,318	42,311	20,007	47.3	45,418
Customer deposits	33,127	26,484	6,644	25.1	28,638
Marketable debt securities	3,830	4,086	(255)	(6.3)	4,904
Due to central banks and credit institutions	25,360	11,741	13,619	116.0	11,876
Financial liabilities at amortized cost	961,053	880,115	80,937	9.2	971,659
Due to central banks and credit institutions	122,437	92,390	30,047	32.5	134,467
Customer deposits	608,956	572,853	36,103	6.3	589,104
Marketable debt securities	193,059	182,234	10,825	5.9	210,577
Subordinated debt	17,132	16,139	993	6.2	18,238
Other financial liabilities	19,468	16,499	2,969	18.0	19,273
Insurance liabilities	713	1,430	(717)	(50.2)	1,425
Provisions	15,376	14,599	776	5.3	16,019
Other liability accounts	27,331	20,680	6,651	32.2	23,369

Total liabilities	1,176,581	1,053,830	122,752	11.6	1,201,133

Shareholders’ equity	91,664	84,479	7,185	8.5	81,268
Capital stock	6,292	5,667	625	11.0	5,161
Reserves	80,026	75,044	4,982	6.6	74,475
Attributable profit to the Group	5,816	4,175	1,641	39.3	2,283
Less: dividends	(471)	(406)	(64)	15.8	(650)
Equity adjustments by valuation	(10,858)	(14,153)	3,295	(23.3)	(9,471)
Minority interests	8,909	9,972	(1,063)	(10.7)	9,950

Total equity	89,714	80,298	9,416	11.7	81,747

Total liabilities and equity	1,266,296	1,134,128	132,168	11.7	1,282,880

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•	Grupo Santander. Balance sheet

•	Growth in lending and in funds in most countries in 2014:

•	In lending, growth in the 10 core markets, except for Portugal, and notably in Latin America.

•	In funds, also widespread growth, with a greater focus on the cost of deposits and on the marketing of mutual funds.

•	The Group’s net loan-to-deposit ratio was 113% (112% in 2013).

•	The fully-loaded CET1 ratio was 9.7% after the capital increase in January 2015. The fully-loaded total capital ratio was 11.8%.

Total managed and marketed funds at the end of 2014 amounted to EUR 1,428,083 million, of which EUR 1,266,296 million (89%) were on-balance sheet and the rest mutual and pension funds and managed portfolios.

When making comparisons with 2013 it is important to take into account the significant impact of changes in exchange rates of the currencies in which the Group operates. On the basis of year-end exchange rates, the dollar appreciated 14% against the euro, sterling 7% and the Brazilian real and the Mexican peso around 1%, while the Chilean and Argentine pesos depreciated 2% and 13%, respectively and the Polish zloty 3%. The impact on year-on-year changes in lending and customer funds was 3-4 p.p. positive.

There was also a positive perimeter effect of less than one point on lending, as a result of the incorporation to the Group of the consumer finance business of El Corte Inglés and GE’s business in Nordic countries, both of them in the unit of Santander Consumer Finance.

Customer lending

The Group’s gross lending amounted to EUR 761,928 million at the end of 2014, 7% higher. Excluding the exchange rate impact and eliminating repos, balances were 5% higher, and grew in every quarter of the year. The evolution by geographic areas was as follows.

In Continental Europe, the evolution varied. Lending fell in Portugal, still affected by the low demand, and in the Run-off Real Estate Activity in Spain, as the strategy of reducing this type of risk continued. It rose at Santander Consumer Finance, benefiting from the perimeter in Poland, with a good evolution by products and segments, and in Spain, where the trend of the last few years was reversed as a result of growth to companies and public administrations.

Customer loans

EUR Million

			Variation
	2014	2013	amount	%	2012
Spanish Public sector	17,465	13,374	4,091	30.6	16,884
Other residents	154,905	160,478	(5,572)	(3.5)	183,130
Commercial bills	7,293	7,301	(8)	(0.1)	8,699
Secured loans	96,426	96,420	6	0.0	103,890
Other loans	51,187	56,757	(5,570)	(9.8)	70,540
Non-resident sector	589,557	537,587	51,970	9.7	558,572
Secured loans	369,266	320,629	48,637	15.2	339,519
Other loans	220,291	216,958	3,333	1.5	219,052
Gross customer loans	761,928	711,439	50,489	7.1	758,586
Loan-loss allowances	27,217	26,749	468	1.7	27,014
Net customer loans	734,711	684,690	50,021	7.3	731,572
Pro memoria: Doubtful loans	40,424	41,088	(664)	(1.6)	36,002
Public sector	167	99	68	69.1	121
Other residents	19,951	21,763	(1,812)	(8.3)	16,025
Non-resident sector	20,306	19,226	1,080	5.6	19,856

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•	Gross lending in Spain (excluding the Run-off Real Estate Activity unit and repos) rose 2%. The distribution was as follows:

•	Lending to individuals amounted to EUR 59,746 million, of which EUR 47,333 million are home mortgages. This portfolio was concentrated in financing first homes, with a strong concentration in the lowest tranches of loan-to-value (73% with an LTV of less than 80%). The balance of mortgages dropped 6%, as the sharp rise of 64% in new loans still does not offset the amortisations made.

•	Loans directly to SMEs and companies without real estate purpose amounted to EUR 86,459 million and accounted for the largest share of lending (53% of the total). Growth was 5%, benefiting from the special plan to promote business with SMEs launched during 2014.

•	Lending to the Spanish public sector rose significantly in the year due to the higher funding of both the Central Administration and the local and autonomous regions, while also participating in corporate operations such as financing the electricity tariff deficit.

•	In Portugal, lending dropped 5% in a context of deleveraging. Santander Totta gained market share, both in individual customers and companies. In the latter, balances in construction and real estate (2% of lending) dropped 27%.

•	In Poland, credit increased 7% y-o-y in local currency, with growth in all products and segments. Of note were SMEs (+11%)

and large companies, a segment being developed, where lending rose 32% from a still small base.

•	Santander Consumer Finance’s balances increased 9%. The evolution varied by country. In local currency terms, Germany’s lending, which accounted for almost 50% of the area’s credit, remained stable, Poland’s rose 6%, the Nordic countries’ 48% and Spain’s 32% (both benefiting from the perimeter effect). The portfolios in Portugal and Italy continued to be adjusted.

New loans increased 14%, with significant rises in direct credit, cards and new auto finance, where the evolution was better than the average for the sector.

•	Net customer lending included in the unit of Run-off Real Estate Activity in Spain amounted to EUR 3,787 million, a decline of EUR 1,948 million (-34%).

In the United Kingdom, the balance of customer loans was 3% higher in sterling. In local criteria, the balance of mortgages increased 1% and lending to companies 8%.

Lending in Latin America in constant currency increased 12%, with significant growth in all countries: Brazil (+10%), Mexico (+18%), Chile (+8%), Argentina (+23%), Uruguay (+17%) and Peru (+28%).

Lastly, lending in the US rose 4% in dollars, due to the sale and securitisations of assets in the second half of the year (+7% without this impact). Santander Bank’s lending increased 1% (+6% excluding the sale of assets) and SCUSA’s 13%, benefiting from the

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Credit risk management*

EUR Million

			Variation
	2014	2013	amount		%	2012
Non-performing loans	41,709	42,420	(711)		(1.7)	36,761
NPL ratio (%)	5.19	5.61	(0.42p.	)		4.55
Loan-loss allowances	28,046	27,526	520		1.9	27,704
Specific	21,784	22,433	(650)		(2.9)	22,213
Collective	6,262	5,093	1,170		23.0	5,491
Coverage ratio (%)	67.2	64.9	2.3 p.			75.4
Cost of credit (%) **	1.43	1.69	(0.26p.	)		2,38

(*)	Excluding country-risk
(**)	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

strategic alliance with Chrysler, while Puerto Rico’s dropped 16% against a backdrop of deleveraging.

At the end of 2014, Continental Europe accounted for 37% of the Group’s total net lending (22% Spain), the UK 34%, Latin America 20% (10% Brazil) and the US 9%.

Risks

Net NPL entries in 2014 amounted to EUR 9,652 million after eliminating the perimeter and exchange-rate effects (-51%). They declined in all countries, particularly in Spain, Portugal, Poland, UK and Chile.

Bad and doubtful loans were EUR 711 million lower at EUR 41,709 million at the end of 2014. This balance, together with the level of lending, brought the Group’s NPL ratio to 5.19%, 42 b.p. lower than in 2013 and the first decline since the start of the crisis.

Loan-loss provisions amounted to EUR 28,046 million, of which EUR 6,262 million are collectively assessed. The total was slightly higher (+2%) and combined with the fall in bad loans put coverage at the end of 2014 at 67% (65% in 2013).

The cost of credit (loan-loss provisions of the last 12 months as a percentage of average lending over the same period) was 1.43% (1.69% in 2013). Excluding SCUSA, which due the type of its business has a high level of provisions and recoveries, the cost of credit was 1.15% (1.53% in 2013).

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More information on credit risk, the control and monitoring systems and the internal risk models for calculating provisions can be found in the risk management report in this annual report.

Customer funds under management and marketed

Total managed funds, including mutual and pension funds and managed portfolios, amounted to EUR 1,023,437 million (+8%). Excluding the exchange rate impact, growth was 5%.

The strategy followed has been to grow in demand deposits, reduce expensive deposits and market mutual funds. The result was 9% growth in demand deposits (rise in the 10 main units), a 5% fall in time deposits and an increase of 18% in mutual funds.

Overall customer deposits excluding repos and mutual funds increased 9% (+6% excluding the forex impact).

Continental Europe’s main units performed as follows:

•	Spain’s total funds rose 5%. Spain is a clear example of the strategy followed: 25% growth in demand deposits and 28% in mutual funds, consolidating Grupo Santander’s leadership. Time deposits, on the other hand, declined 22%.

•	Portugal’s funds increased 5% (+4% customer deposits without repos and +21% mutual funds). Demand deposits rose sharply and time ones remained virtually unchanged.

•	Poland’s deposits increased 12% in local currency, while mutual funds did not change. Their combined growth was 10%.

•	Santander Consumer Finance’s deposits declined 2%, due to the policy of reducing those of higher cost in Germany (81% of the area’s total deposits).

In the UK, customer deposits excluding repos (in sterling) increased 3%, due to the strategy of replacing expensive and less stable deposits with those that offer a better opportunity of customer linkage. Demand deposits grew 24% because of the rise in current accounts as a result of the success of marketing the 1|2|3 range of products, which offset the reduction in time deposits. Mutual funds dropped 8%.

In Latin America, and in constant currency, the aggregate of deposits without repos plus mutual funds rose 14%: Brazil (+12%); Mexico (+13%); Chile (+17%); Argentina (+37%); Uruguay (+18%) and Peru (+32%).

Lastly, in the US the aggregate of deposits without repos plus mutual funds increased 6%. Deposits rose 5% and continued to improve their composition and cost similar to that registered by other units (demand: +7%; time: -10%). Mutual funds increased 79% from a small base.

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Managed and marketed customer funds

EUR Million

			Variation
	2014	2013	amount	%	2012
Resident public sector	9,349	7,745	1,604	20.7	8,487
Other residents	163,340	161,649	1,691	1.0	157,011
Demand deposits	88,312	74,969	13,343	17.8	71,526
Time deposits	67,495	80,146	(12,650)	(15.8)	75,414
Other	7,532	6,535	998	15.3	10,071
Non-resident sector	474,939	438,442	36,497	8.3	461,141
Demand deposits	273,889	230,715	43,175	18.7	228,698
Time deposits	151,113	161,300	(10,187)	(6.3)	179,503
Other	49,937	46,427	3,509	7.6	52,940
Customer deposits	647,628	607,836	39,791	6.5	626,639
Debt securities*	196,890	186,321	10,569	5.7	215,482
Subordinated debt	17,132	16,139	993	6.2	18,238
On-balance-sheet customer funds	861,649	810,296	51,354	6.3	860,359
Mutual funds	124,708	103,967	20,741	19.9	100,709
Pension funds	11,481	10,879	602	5.5	10,076
Managed portfolios	25,599	21,068	4,531	21.5	18,952
Other managed and marketed customer funds	161,788	135,914	25,873	19.0	129,737
Managed and marketed customer funds	1,023,437	946,210	77,227	8.2	990,096

(*).-	Including retail commercial paper in Spain (EUR million): 274 in December 2014, 3,553 in December 2013 and 11,536 in December 2012

In addition to these advances, pension funds grew 5% in Spain and 7% in Portugal, the only countries where Santander markets this product.

By geographic areas, Continental Europe accounted for 36% of managed and marketed customer funds (25% Spain), the UK 30%, Latin America 27% (Brazil 15%) and the US 7%.

As well as capturing customer deposits, Grupo Santander, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.

The Group captured EUR 26,423 million in medium- and long-term senior debt issues, and EUR 7,711 million in covered bonds.

Of note were: Santander Totta’s placement of EUR 1,750 million in two issues of covered mortgage bonds, after four years of not being present in the international covered bonds market; the senior issue of EUR 1,500 million made in the European market by Banco Santander, S.A. in the first quarter; Santander UK’s operations in September placing $1,500 million of senior debt in the US market and EUR 1,500 million of covered bonds in the European market; in November Banco Santander, S.A. Spain’s issue of a covered mortgage bond in two tranches for an aggregate amount of EUR 3,000 million and maturities of 10 and 20 years, respectively, the longest maturity of a covered bond since the beginning of the crisis; and the senior debt issued by several European units of Santander Consumer Finance for a total amount of EUR 4,571 million in the local markets where it operates.

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Managed and marketed mutual funds

EUR Million

			Variation
	2014	2013	amount	%	2012
Spain	42,183	33,104	9,078	27.4	26,720
Portugal	1,276	1,050	226	21.5	1,544
Poland	3,430	3,525	(96)	(2.7)	2,460
United Kingdom	9,524	9,645	(122)	(1.3)	13,919
Latin America	66,657	55,835	10,821	19.4	54,606
USA	1,640	807	833	103.3	1,460

Total	124,708	103,967	20,741	19.9	100,709

The Group’s subsidiaries placed in the market during 2014 a total of EUR 13,391 million of securitisations, mainly via the consumer finance units.

This issuing activity underscores the Group’s capacity to access the different segments of institutional investors via more than 10 issuance units, including the parent bank, Banco Santander, S.A. and the main subsidiaries of the countries where it operates. All this reaffirms the Group’s policy of liquidity self-sufficiency for its subsidiaries so that each adapts its issuance programme to the evolution of its balance sheet.

Maturities and amortisation of medium- and long-term debt throughout the Group amounted to EUR 33,765 million in 2014, of which EUR 20,111 million was senior debt, EUR 10,175 million covered bonds, EUR 1,731 subordinated debt and EUR 1,749 million of preferred shares.

The net loan-to-deposit ratio was 113% in December, within the Group’s comfort zone (around 120% or below). The ratio of deposits plus medium- and long-term funding to the Group’s loans was 116%, underscoring the comfortable funding structure.

As regards funding from central banks, the Group took part in 2014 in the two auctions of long-term liquidity conditioned to the volume and evolution of non-mortgage loans (TLTROs) by the European Central Bank. The aggregate liquidity of both auctions taken via banks in Spain, Portugal and SCF was EUR 8,200 million.

Managed and marketed pension funds

EUR Million

			Variation
	2014	2013	amount	%	2012
Spain	10,570	10,030	539	5.4	9,289
Portugal	911	848	63	7.4	787

Total	11,481	10,879	602	5.5	10,076

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Other balance sheet items

Total goodwill was EUR 27,548 million, EUR 3,284 million more than in 2013, due to SCUSA, the incorporations of Getnet and GE’s business in Nordic countries and the evolution of exchange rates, particularly the US dollar and sterling.

The balance of financial assets available for sale amounted to EUR 115,251 million, EUR 31,452 million more than 2013 (+38%), due to the increased debt positions of Spain, Portugal, UK, Brazil and the US.

Trading derivatives amounted to EUR 76,858 million in assets and EUR 79,048 million in liabilities with year-on-year increases, due to the drop in interest rates in the long-term curve.

Shareholders’ equity and solvency ratios

Total shareholders’ funds, after retained profits, amounted to EUR 91,664 million (+7,185 million and +9%).

There were several issues of ordinary shares during 2014 to tend to those shareholders who opted to receive the equivalent amount of the interim dividends in shares under the Santander Dividendo Elección programme (scrip dividend). A total of 880,057,105 shares were issued for the four scrip dividends – the third and fourth of 2013 and the first and second of 2014, with an overall acceptance of 87.1% of the capital.

In addition, 370,937,066 shares were issued in September to tend to the exchange derived from the offer to acquire the minority interests of Banco Santander Brazil, S.A.

Valuation adjustments improved by EUR 3,295 million, with a notable positive impact of exchange rates (partly hedged) on the value of stakes in foreign subsidiaries and by valuations of portfolios, mainly fixed income.

Total equity and capital with the nature of financial liabilities

EUR Million

			Variation
	2014	2013	amount	%	2012
Capital stock	6,292	5,667	625	11.0	5,161
Additional paid-in surplus	38,611	36,804	1,807	4.9	37,302
Reserves	41,425	38,248	3,177	8.3	37,460
Treasury stock	(10)	(9)	(1)	11.1	(287)
Attributable profit	5,816	4,175	1,641	39.3	2,283
Less: dividends	(471)	(406)	(64)	15.8	(650)
Shareholders’ equity	91,664	84,479	7,185	8.5	81,268
Valuation adjustments	(10,858)	(14,153)	3,295	(23.3)	(9,471)
Stockholders’ equity	80,806	70,326	10,480	14.9	71,797
Minority interests	8,909	9,972	(1,063)	(10.7)	9,950

Total equity	89,714	80,298	9,416	11.7	81,747

Preferred shares and securities in subordinated debt	6,978	4,053	2,925	72.2	4,740

Total equity and capital with the nature of financial liabilities	96,692	84,351	12,341	14.6	86,487

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW CONSOLIDATED FINANCIAL INFORMATION

Total equity amounted to EUR 80,806 million at the end of 2014, (+EUR 10,479 million and +15%). Including the EUR 7,500 million capital increase in January 2015, total equity was EUR 88,306 million.

The Group’s computable capital amounted to EUR 77,854 million including the capital increase.

Under the new European regulation on equity, and aimed solely at qualified investors, Banco Santander made three issues of contingent perpetual preferred securities convertible into ordinary shares of the Bank, eligible as additional Tier 1 (AT1) capital, to strengthen its solvency (Tier 1) in 2014.

These operations were for EUR 1,500 million in March, $1,500 million in May and EUR 1,500 million in September, and at annual rates of 6.25%, 6.375% and 6.25%, respectively, for the first five years in the first two cases and the first seven in the other. All were notably oversubscribed by the international investors at whom the issues were targeted. This meant pro-ratas in each one.

From a qualitative standpoint, the Group has solid ratios appropriate for its business model, balance sheet structure and risk profile.

The phased-in CET1 (common equity tier 1) is 12.2%, the same as that for the Tier 1 capital ratio, while the total ratio is 13.3%.

The fully-loaded CET1 is 9.7% and the total ratio is 11.8%. All these ratios take into account the capital increase made in 2015.

Computable capital*. December 2014

EUR Million

	Phase-in	Fully loaded
CET1	71,598	56,282
Basic capital	71,598	61,010
Computable capital	77,854	68,570
Risk-weighted assets	585,243	583,366
CET1 capital ratio	12.2	9.7
T1 capital ratio	12.2	10.5
BIS ratio	13.3	11.8

(*).-	2014 pro-forma taking into account the January 2015 capital increase

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW CONSOLIDATED FINANCIAL INFORMATION

Rating agencies

The Group’s access to wholesale funding markets, as well as the cost of issues, depends to some extent on the ratings accorded by rating agencies.

Rating agencies regularly review the Group’s ratings. Debt classification depends on a series of internal factors (solvency, business model, capacity to generate profits, etc.) and external ones related to the general economic environment, the sector’s situation and the sovereign risk of the countries in which the Group operates.

The rating and outlook for the Kingdom of Spain has improved. In 2014, Moody’s improved its rating in February from Baa3 to Baa2 and the outlook from stable to positive, Fitch upgraded from BBB to BBB+ in April and confirmed it in October, and S&P in May from BBB- to BBB.

The methodology used by the agencies limits the rating of a bank above that of the sovereign of the country in which it is based. This means that despite the Group’s good fundamentals, Santander’s rating can be limited by the sovereign debt rating.

At the end of 2014, Banco Santander was the only bank in the world with a rating higher than that of the sovereign of the country in which it is based by the four agencies, following the upgradings in 2014 by Moody’s from Baa2 to Baa1 with stable outlook, Fitch from BBB+ to A- with stable outlook and S&P from BBB to BBB+, also with stable outlook. The rating by DRBS remained at A. These higher ratings than the sovereign underscore Santander’s financial strength and diversification.

During the first quarter of 2014, the Group obtained A+ and A from GBB Rating and Scope, respectively.

The agencies’ good assessment of Santander’s credit profile is reflected in the rating of the Bank’s individual fundamentals, which in the case of S&P is “a-”, a level equivalent to its peers including those based in countries with a better macroeconomic situation.

Rating agencies

	Long	Short
	term	term		Outlook
DBRS	A	R1	(low)	Negative
Fitch Ratings	A-	F2		Stable
GBB Rating	A+			Stable
Moody’s	Baa1	P-2		Stable
Standard & Poor´s	BBB+	A-2		Stable
Scope	A			Stable

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY SEGMENT

Description of the segments

Grupo Santander is maintaining in 2014 the general criteria applied in 2013, as well as the business segments with the following exceptions:

1)	In the Group’s financial statements:

•	The Group has applied IFRIC 21, Levies, which addresses the accounting for a liability to pay a levy if that liability is within the scope of IAS 37. The adoption of IFRIC 21 gave rise to a change in the recognition of the contributions made by Santander UK to the Financial Services Compensation Scheme and of the contributions made by the Group’s Spanish financial institutions to the Deposit Guarantee Fund. Pursuant to the applicable standard, this change was applied retrospectively, giving rise to changes in the balances for 2013 (impact of -EUR 195 million on attributable profit and of -EUR 65 million on the Group’s reserves) and 2012 (impact of -EUR 12 million on attributable profit and of -EUR 53 million on the Group’s reserves).

•	Some corporate operations recently carried out by the Group involve changes in the consolidation method. On the one hand, taking control of Santander Consumer USA (SCUSA) in 2014 meant changing to consolidation by global integration instead of by the equity accounted method, and, on the other, the loss of control of asset management companies sold at the end of 2013 meant consolidating by the equity accounted method instead of by global integration. Pro-forma information is provided with the Group’s financial statements for previous periods, modified in order to facilitate comparisons as if these changes had been effective in the compared periods presented.

2)	In geographic businesses by restructuring:

•	The area for the United States includes Santander Bank, Santander Consumer USA, which as indicated, now consolidates by global integration, and Puerto Rico, which was previously included in Latin America.

•	The sold units of Santander Asset Management consolidate by the equity accounted method, as commented, in the various countries.

3)	Other adjustments:

•	Annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Global Banking and Markets. This change has no impact on the principal segments (or geographic).
•	The Asset Management and Insurance area is now called Private Banking, Asset Management and Insurance. As regards the figures published in 2013, the domestic private banking units of Spain, Portugal, Italy, Brazil, Mexico and Chile are incorporated (management shared with local banks). Santander Private Banking in Latin America is also included.

For comparison purposes, the figures of previous periods of the principal and secondary segments have been re-expressed to include the changes in the affected areas.

The financial statements of each business segment have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units in each segment as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Principal level (or geographic). Geographical areas segment the activity of the Group’s operating units. This coincides with the Group’s first level of management and reflects Santander positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

•	Continental Europe. This covers all retail banking business, wholesale banking, and private banking and asset management and insurance conducted in this region, as well as the unit of Run-off Real Estate Activity in Spain. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

•	United Kingdom. This includes retail and wholesale banking, and private banking asset management and insurance conducted by the Group’s various units and branches in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. The financial statements of Brazil, Mexico and Chile are also provided.

•	United States. Includes the businesses of Santander Bank, Santander Consumer USA and Puerto Rico.

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY SEGMENTS

Secondary level (or business). This segments the activity of the operating units by type of business. The segments are: Retail Banking, Wholesale Banking, Private Banking, Asset Management and Insurance and the unit of Run-off Real Estate Activity in Spain.

•	Retail Banking. This covers all customer banking businesses, (except those of private banking and corporate banking, managed through the Global Customer Relationship Model). Because of their relative importance, details are also provided by the main geographic areas (Continental Europe, United Kingdom, Latin America and the United States). The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•	Global Wholesale Banking (GBM). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•	Private Banking, Asset Management and Insurance. This includes the contribution to the Group for the design and management of mutual and pension funds and insurance, conducted in some cases via wholly-owned units and in other via units in which the Group participates through joint ventures with specialists. In both cases, the units remunerate the distribution networks used to place these products (basically the Group’s, though not exclusively) via agreements. This means that the result recorded in this segment is net for each of the units included, in accordance with their participation and consolidation method, (i.e. deducting the distribution cost of sharing agreements from gross income). It also includes private banking business as defined above.

As well as these operating units, which cover everything by geographic area and by businesses, the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the Group’s units have been drawn up in accordance with these criteria, and so might not coincide with those published individually by each unit.

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Net operating income			Variation
EUR Million	2014	2013	amount	%	% w/o FX
Continental Europe	6,485	5,969	515	8.6	8.8
o/w: Spain	3,515	3,220	295	9.2	9.2
Portugal	465	421	44	10.5	10.5
Poland	795	725	70	9.6	9.3
Santander Consumer Finance	1,857	1,720	137	8.0	8.0
United Kingdom	2,651	2,276	375	16.5	10.6
Latin America	11,049	12,186	(1,137)	(9.3)	0.4
o/w: Brazil	7,092	8,194	(1,102)	(13.5)	(5.4)
Mexico	1,812	1,796	16	0.9	5.2
Chile	1,343	1,322	20	1.5	17.0
USA	3,611	2,975	636	21.4	21.3
Operating areas	23,795	23,406	390	1.7	6.5
Corporate Activities	(1,221)	(1,644)	423	(25.7)	(25.7)

Total Group	22,574	21,762	813	3.7	9.1

Attributable profit			Variation
EUR Million	2014	2013	amount	%	% w/o FX
Continental Europe	2,078	1,115	963	86.4	87.4
o/w: Spain	1,121	466	655	140.5	140.5
Portugal	189	114	75	65.1	65.1
Poland	358	334	24	7.2	6.9
Santander Consumer Finance	891	794	97	12.3	12.3
United Kingdom	1,576	1,149	427	37.1	30.2
Latin America	3,150	3,181	(31)	(1.0)	10.8
o/w: Brazil	1,558	1,577	(20)	(1.3)	8.0
Mexico	660	713	(53)	(7.4)	(3.5)
Chile	509	435	74	17.0	34.8
USA	800	801	(1)	(0.1)	(0.2)
Operating areas	7,605	6,246	1,359	21.8	27.5
Corporate Activities	(1,789)	(2,071)	282	(13.6)	(13.6)

Total Group	5,816	4,175	1,641	39.3	49.3

Customer loans			Variation
EUR Million	2014	2013	amount	%	% w/o FX
Continental Europe	266,827	266,355	471	0.2	(0.6)
o/w: Spain	157,047	159,753	(2,706)	(1.7)	(1.7)
Portugal	23,180	24,482	(1,302)	(5.3)	(5.3)
Poland	16,976	16,214	761	4.7	7.7
Santander Consumer Finance	60,448	56,024	4,424	7.9	7.9
United Kingdom	251,191	231,046	20,145	8.7	1.6
Latin America	144,714	128,684	16,030	12.5	12.1
o/w: Brazil	74,373	66,446	7,927	11.9	10.7
Mexico	25,873	22,269	3,604	16.2	14.9
Chile	30,550	28,783	1,767	6.1	8.0
USA	67,175	57,374	9,801	17.1	3.1
Operating areas	729,908	683,460	46,448	6.8	3.3

Total Group	734,711	684,690	50,021	7.3	3.8

Customer deposits			Variation
EUR Million	2014	2013	amount	%	% w/o FX
Continental Europe	255,719	256,138	(418)	(0.2)	(0.1)
o/w: Spain	178,446	181,117	(2,671)	(1.5)	(1.5)
Portugal	24,016	24,191	(174)	(0.7)	(0.7)
Poland	20,144	18,503	1,641	8.9	12.0
Santander Consumer Finance	30,847	30,878	(30)	(0.1)	(0.1)
United Kingdom	202,328	187,467	14,862	7.9	0.8
Latin America	137,726	122,176	15,551	12.7	12.1
o/w: Brazil	68,539	61,490	7,049	11.5	10.2
Mexico	28,627	24,663	3,964	16.1	14.8
Chile	23,352	20,988	2,364	11.3	13.2
USA	46,575	39,206	7,369	18.8	4.6
Operating areas	642,348	604,985	37,363	6.2	3.0

Total Group	647,628	607,836	39,791	6.5	3.4

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

Continental Europe

EUR Million

			Variation
	2014	2013	amount	%	% w/o FX
Income statement
Net interest income	8,728	8,107	622	7.7	7.9
Net fees	3,457	3,420	37	1.1	1.1
Gains (losses) on financial transactions	453	774	(321)	(41.5)	(41.5)
Other operating income*	184	164	20	12.1	12.2
Gross income	12,822	12,465	357	2.9	3.0
Operating expenses	(6,337)	(6,495)	158	(2.4)	(2.3)
General administrative expenses	(5,632)	(5,737)	106	(1.8)	(1.7)
Personnel	(3,316)	(3,488)	171	(4.9)	(4.8)
Other general administrative expenses	(2,315)	(2,249)	(66)	2.9	3.1
Depreciation and amortisation	(706)	(758)	52	(6.9)	(6.8)
Net operating income	6,485	5,969	515	8.6	8.8
Net loan-loss provisions	(2,880)	(3,603)	724	(20.1)	(20.0)
Other income	(576)	(759)	184	(24.2)	(24.2)
Profit before taxes	3,030	1,607	1,423	88.6	89.4
Tax on profit	(756)	(351)	(406)	115.6	116.8
Profit from continuing operations	2,273	1,256	1,017	81.0	81.8
Net profit from discontinued operations	(26)	(6)	(20)	345.3	363.0
Consolidated profit	2,247	1,250	997	79.8	80.5
Minority interests	168	135	33	24.8	24.4
Attributable profit to the Group	2,078	1,115	963	86.4	87.4

Balance sheet
Customer loans**	266,827	266,355	471	0.2	0.6
Trading portfolio (w/o loans)	65,859	50,317	15,543	30.9	30.9
Available-for-sale financial assets	52,858	37,319	15,539	41.6	42.3
Due from credit institutions**	65,754	38,547	27,207	70.6	70.9
Intangible assets and property and equipment	5,838	6,148	(311)	(5.1)	(4.9)
Other assets	22,523	39,902	(17,379)	(43.6)	(43.4)

Total assets/liabilities & shareholders’ equity	479,659	438,589	41,070	9.4	9.7

Customer deposits**	255,719	256,138	(418)	(0.2)	0.1
Marketable debt securities**	19,435	16,781	2,654	15.8	17.2
Subordinated debt**	409	406	4	1.0	3.3
Insurance liabilities	713	1,430	(717)	(50.2)	(50.1)
Due to credit institutions**	76,889	59,440	17,449	29.4	30.1
Other liabilities	101,950	79,309	22,641	28.5	28.7
Shareholders’ equity***	24,543	25,086	(543)	(2.2)	(1.7)
Other managed and marketed customer funds	65,275	55,278	9,998	18.1	18.3
Mutual and pension funds	58,369	48,559	9,810	20.2	20.4
Managed portfolios	6,906	6,719	187	2.8	2.8
Managed and marketed customer funds	340,839	328,602	12,237	3.7	4.0

Ratios (%) and operating means
ROE	8.11	4.35	3.76
Efficiency ratio (with amortisations)	49.4	52.1	(2.7)
NPL ratio	8.93	9.13	(0.20)
NPL coverage	57.2	57.3	(0.1)
Number of employees	56,245	58,033	(1,788)	(3.1)
Number of branches	5,482	6,160	(678)	(11.0)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

•	Continental Europe

•	Attributable profit of EUR 2,078 million, 86.4% more than in 2013, due to the good performance of all the main lines of the income statement.

•	Gross income increased 2.9% thanks to the 7.7% rise in net interest income (good performance by all units).

•	Operating expenses were 2.4% lower, with falls in Spain, Portugal and Poland.

•	Loan-loss provisions declined 20.1%, with reductions in Spain, Portugal and Santander Consumer Finance.

•	Growth strategy focused on more lending in an environment of still weak demand and reducing the cost of liabilities.

Continental Europe includes all activities carried out in this zone: retail banking, global wholesale banking, private banking, asset management and insurance, as well as Run-off Real Estate Activity in Spain.

Environment and strategy

Units developed their business in 2014 in an environment of moderate growth, with significant differences by countries, and low interest rates. The system’s high liquidity facilitated corporate issues and better access of companies and households to credit. All of this, however, did not prevent a further decline in lending in the euro zone (-1.5% year-on-year to October), reflecting deleveraging in some economies and disintermediation. The deposits of companies and households continued to grow at rates of around 3%.

In this context the integration of the retail networks in Spain and the banks in Poland was completed. In addition, the general strategic lines of the last few years were maintained:

•	Defending spreads on loans and on deposits.

•	Policy of reducing the cost of deposits in all units.

•	Control of costs and exploiting synergies.

•	Active risk management

Furthermore, the measures taken to push lending in those segments considered as strategic were intensified, particularly in the sphere of SMEs and companies.

Activity

Customer lending excluding repos increased 2%, due to the evolution in Spain, Poland and Santander Consumer Finance. It declined in Portugal and, above all, in Run-off Real Estate Activity in Spain.

Deposits excluding repos rose 2%, reflecting the cost reduction policy and the greater marketing of mutual funds (+24%). Pension funds increased 6%.

Results

Comparisons with 2013 are very favourable in the main income statement lines.

Gross income rose 2.9%, fuelled by net interest income (+7.7%), where the reduction in the cost of deposits in all units impacted favourably. Fee income was 1.1% higher, even though the impact in Spain of the incorporation of customers from Banesto to the programme We want to be your Bank was still felt, as well as regulatory effects in Spain, Portugal and Poland.

Operating expenses fell 2.4%, due to Spain (-6.7%), Poland (-2.2%) and Portugal (-0.9%).

Net operating income rose 8.6% and the efficiency ratio improved by 2.7 p.p. to below 50%.

Loan-loss provisions were 20.1% lower, with falls in all commercial units except Poland.

Net operating income after provisions jumped 52.4% to EUR 3,605 million and attributable profit surged 86.4%, due to the lower impact of the rest of provisions and other results.

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Spain

EUR Million

			Variation
	2014	2013	amount	%
Income statement
Net interest income	4,768	4,358	411	9.4
Net fees	1,796	1,832	(36)	(2.0)
Gains (losses) on financial transactions	284	610	(326)	(53.5)
Other operating income*	149	153	(4)	(2.8)
Gross income	6,997	6,954	43	0.6
Operating expenses	(3,482)	(3,734)	252	(6.7)
General administrative expenses	(3,130)	(3,349)	219	(6.5)
Personnel	(1,929)	(2,115)	185	(8.8)
Other general administrative expenses	(1,201)	(1,234)	34	(2.7)
Depreciation and amortisation	(352)	(384)	33	(8.5)
Net operating income	3,515	3,220	295	9.2
Net loan-loss provisions	(1,745)	(2,411)	666	(27.6)
Other income	(173)	(135)	(38)	28.3
Profit before taxes	1,597	674	923	136.9
Tax on profit	(469)	(207)	(263)	127.0
Profit from continuing operations	1,127	467	660	141.2
Net profit from discontinued operations	—	0	(0)	(100.0)
Consolidated profit	1,127	467	660	141.2
Minority interests	6	1	5	414.9
Attributable profit to the Group	1,121	466	655	140.5

Balance sheet
Customer loans**	157,047	159,753	(2,706)	(1.7)
Trading portfolio (w/o loans)	62,470	47,062	15,408	32.7
Available-for-sale financial assets	38,353	25,608	12,745	49.8
Due from credit institutions**	48,881	25,092	23,789	94.8
Intangible assets and property and equipment	3,423	4,111	(688)	(16.7)
Other assets	5,166	21,183	(16,017)	(75.6)

Total assets/liabilities & shareholders’ equity	315,340	282,808	32,531	11.5
Customer deposits**	178,446	181,117	(2,671)	(1.5)
Marketable debt securities**	704	3,953	(3,248)	(82.2)
Subordinated debt**	6	8	(2)	(21.9)
Insurance liabilities	539	525	14	2.7
Due to credit institutions**	38,519	22,759	15,759	69.2
Other liabilities	86,235	62,926	23,308	37.0
Shareholders’ equity***	10,891	11,521	(629)	(5.5)
Other managed and marketed customer funds	58,554	48,267	10,288	21.3
Mutual and pension funds	52,605	42,976	9,629	22.4
Managed portfolios	5,949	5,291	658	12.4
Managed and marketed customer funds	237,710	233,344	4,367	1.9

Ratios (%) and operating means
ROE	9.88	3.93	5.95
Efficiency ratio (with amortisations)	49.8	53.7	(3.9)
NPL ratio	7.38	7.49	(0.11)
NPL coverage	45.5	44.0	1.5
Number of employees	24,979	27,237	(2,258)	(8.3)
Number of branches	3,511	4,067	(556)	(13.7)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

•	Spain

•	Attributable profit of EUR 1,121 million, 140.5% more than in 2013 and improvements in all lines. Of note were:

•	Growth in net interest income (+9.4%), reflecting the lower cost of deposits.

•	Drop of 6.7% in operating expenses, due to synergies from the merger and optimization plans.

•	Loan-loss provisions declined 27.6%, due to much lower entries and the better credit quality.

•	In activity: higher new lending and balances growing. Deposits plus mutual funds combined growth in volumes with the lower cost of deposits.

Grupo Santander has a solid retail presence in Spain (3,511 branches, 4,986 ATMs and 12.6 million customers), which is reinforced with global businesses in key products and segments (wholesale banking, private banking, asset management, insurance and cards).

Environment and strategy

Spain began a solid recovery in 2014, which coupled with the improvement in financial conditions (risk premium on 10-year government bonds at 107 b.p. at the end of 2014), spurred retail banking loan flows to households and SMEs. The balance of loans to companies and households fell again, due to deleveraging in some sectors and growing issues of securities by large companies. Deposits declined slightly, due to drop in time deposits, in a low interest rate environment that favoured mutual funds.

The branch networks of Santander, Banesto and Banif were integrated and their specialization in Spain continued, through the migration of customers within the concentration process.

Optimization of networks and employees ahead of schedule is enabling cost synergies to be achieved and efficiency and profitability improved.

Of note in business was the strong push given to the Santander Advance strategy. The Bank aims to become the reference institution in the growth of SMEs via financial support and integral commitment to their development.

This initiative accelerated new lending and the capturing of customers, which constituted a clear turning point in business with SMEs. More than 10,000 companies and SMEs participated in 2014 in non-financial activities, either training (on site, at distance workshops) or promoting international business (virtual connection of Spanish companies with potential customers from the UK, Brazil, Mexico and Poland). Moreover, 6,000 training and internship grants with companies were made.

In the segment of individuals, the project We want to be your Bank was transformed to give it various levels on the basis of the customer’s linkage with the Bank and providing a better customer experience.

As for customer funds, the Bank maintained its strategy of optimizing the cost of funding begun in the middle of 2013, once high levels of liquidity were attained. Net loan-to-deposit ratio was 88%.

This made possible a sharp reduction in the cost of funds, particularly time deposits, and a rise in fees from the marketing of mutual funds. In this segment, the Bank is positioning itself in higher value funds for customers, which is enabling it to lead net capturing in the market and keep on gaining market share.

At the end of 2014, plans to increase positioning in some regions where the Bank operates below its natural market share were put into effect.

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Activity

Lending continued to recover, with faster growth in new loans to individuals (mortgages: +64%; consumer credit: +72%) and to companies (+29% excluding commercial bills). Some 400,000 credits were granted for a total of EUR 34,000 million (market share gain of +84 b.p.).

The balance of gross loans to customers excluding repos rose by EUR 3,800 million, distinguishing us from most competitors and the sector as whole.

The aggregate of deposits without repos and mutual funds increased 5%.

Demand deposits increased 25% and time deposits fell 22%. This evolution reflected the strategy of reducing the cost of funds, which is feeding through to net interest income. In 2014, there was a further improvement of 94 b.p. in the cost of new time deposits, which reduced the cost of the stock of deposits by 64 b.p., between the two years

The reduction in time deposits was accompanied by a continuous rise in mutual funds managed and marketed by Santander (+28%). The greater demand for these products and the better evolution of the markets explain this evolution.

The balance of pension funds increased 5%. Lastly, repos fell by about EUR 3,000 million in twelve months, due to the reduction in clearing house activity.

Results

Net interest income was EUR 4,768 million, 9.4% more than in 2013, reflecting the good performance of the cost of deposits and the beginning of the recovery in lending.

Other revenues, including fee income, trading gains and other operating income, declined, affected by the We want to be your Bank strategy and regulatory changes in the first case, lower income from wholesale banking in the second, and the reduced perimeter from alliances in the businesses of funds management and insurance in the third.

Operating expenses were 6.7% lower, the product of synergies attained in the merger process and optimization plans put into effect.

Loan-loss provisions, which continued to normalize, were 27.6% lower at EUR 1,745 million and were the main reason for the improvement in profit.

Attributable profit was EUR 1,121 million, up from EUR 466 million in 2013 (+140.5%).

The NPL ratio was 7.38% (-11 b.p.). Coverage was unchanged at 45%. Of note was the 92% fall in net entries of NPLs.

Strategy and objectives in 2015

•	Increase the customer base. Focus on customer linkage with more transactions and cross selling.

•	Lift the market share in lending, with the emphasis on SMEs (Advance Plan).

•	Continue to improve the cost of credit.

•	Strategy of capturing and strengthening agri-food business.

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Portugal

EUR Million

			Variation
	2014	2013	amount	%
Income statement
Net interest income	546	514	32	6.3
Net fees	280	318	(38)	(11.8)
Gains (losses) on financial transactions	88	51	37	72.9
Other operating income*	42	34	8	23.8
Gross income	956	916	40	4.3
Operating expenses	(491)	(495)	4	(0.9)
General administrative expenses	(419)	(417)	(3)	0.7
Personnel	(297)	(299)	2	(0.5)
Other general administrative expenses	(122)	(118)	(4)	3.6
Depreciation and amortisation	(72)	(79)	7	(9.0)
Net operating income	465	421	44	10.5
Net loan-loss provisions	(124)	(192)	69	(35.7)
Other income	(99)	(78)	(20)	26.2
Profit before taxes	243	150	92	61.4
Tax on profit	(57)	(44)	(14)	30.8
Profit from continuing operations	185	106	79	74.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	185	106	79	74.1
Minority interests	(4)	(8)	4	(52.4)
Attributable profit to the Group	189	114	75	65.1

Balance sheet
Customer loans**	23,180	24,482	(1,302)	(5.3)
Trading portfolio (w/o loans)	2,082	1,831	252	13.7
Available-for-sale financial assets	7,011	4,724	2,288	48.4
Due from credit institutions**	2,163	2,895	(732)	(25.3)
Intangible assets and property and equipment	729	821	(92)	(11.2)
Other assets	6,450	7,096	(646)	(9.1)

Total assets/liabilities & shareholders’ equity	41,616	41,848	(232)	(0.6)
Customer deposits**	24,016	24,191	(174)	(0.7)
Marketable debt securities**	2,855	2,329	526	22.6
Subordinated debt**	0	0	(0)	(71.6)
Insurance liabilities	27	75	(48)	(63.6)
Due to credit institutions**	11,538	12,319	(781)	(6.3)
Other liabilities	559	356	204	57.3
Shareholders’ equity***	2,620	2,579	41	1.6
Other managed and marketed customer funds	2,501	2,041	460	22.5
Mutual and pension funds	2,187	1,898	289	15.2
Managed portfolios	314	142	172	120.7
Managed and marketed customer funds	29,372	28,560	812	2.8

Ratios (%) and operating means
ROE	8.10	5.78	2.32
Efficiency ratio (with amortisations)	51.4	54.1	(2.7)
NPL ratio	8.89	8.12	0.77
NPL coverage	51.8	50.0	1.8
Number of employees	5,410	5,608	(198)	(3.5)
Number of branches	594	640	(46)	(7.2)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

•	Portugal

•	Attributable profit of EUR 189 million, 65.1% more than in 2013 due to :

•	Net interest income was 6.3% higher, due to lower funding costs.

•	Operating expenses fell 0.9%.

•	Loan-loss provisions declined 35.7%.

•	The net loan-to-deposit ratio improved to 97%.

Santander Totta is Portugal’s third largest bank by assets and it focuses on retail banking. It has 594 branches, over three million customers and a market share of 10%.

Environment and strategy

Portugal recovered positive growth rates in 2014, ending its economic and financial adjustment programme and returning to the international capital markets, taking advantage of the sharp fall in its risk premium. The total balance of loans, however, continued to decline, due to deleveraging, particularly in companies. Deposits remained stable throughout the year, contributing to an improvement in the sector’s liquidity position.

Santander Totta’s strategy in 2014 remained focused on increasing the levels of profitability and on market shares in various segments. At the same time, management of net interest income and control of non-performing loans continued to be critical objectives.

On the liabilities side, a strategy of reducing the cost of deposits and increasing their balances notably was combined, having taken advantage of market opportunities and some flight to quality to grow.

On the assets side, and despite the environment of deleveraging, Santander Totta put a lot of emphasis on the companies’ segment, which produced a gain of 72 b.p. in 12 months in the market share of new lending.

Capital ratios remained very solid, with the CET1 CRD IV/CRR ending the year at 15.1%, well above the minimum required.

In the first half of the year, with a more favourable market environment, the Bank returned to the international markets with two issues of covered bonds. The first, at the end of March was for EUR 1,000 million at three years and the second, at the beginning of June, for EUR 750 million at five years. With these issues, for which there was large demand, the Bank reduced its exposure to the European Central Bank.

Activity

Customer deposits rose 4%, with sharp growth in demand deposits (+17%). Mutual funds increased 21%.

These rises, in a market that remained basically flat, produced a gain of 73 b.p. in the market share in the aggregate of deposits and mutual funds.

Lending declined 5% in a context of deleveraging. Despite this, the gain in market share was 46 b.p. during 2014, due to individuals and particularly to companies. Of note were the significant rises in new mortgage loans, in a market that was more dynamic (market share gain of 112 b.p. in twelve months), and in SMEs (+104 b.p.).

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

The net loan-to-deposit ratio improved to 97% from 101% in 2013.

Santander Totta ended the year with a NPL ratio of 8.89% (8.12% in 2013). Coverage was 52% (50% in 2013). In local criteria, the NPL and coverage ratios remained significantly better than Portugal’s average, according to the latest available figures.

Results

Santander Totta recovered in 2014 the path of profit growth, as a result of the good performance of the main lines of the income statement. Of note was growth in gross income in a still weak business environment.

Gross income rose 4.3% to EUR 956 million, due to the positive evolution of net interest income and of trading gains, which offset the fall in net fee income.

Net interest income was EUR 546 million (+6.3%), thanks to lower funding costs, particularly in deposits.

Net fee income was 11.8% lower at EUR 280 million, affected by the reduced business volume and regulatory changes.

Trading gains amounted to EUR 88 million, higher than in 2013 due to the greater capital gains in portfolio management.

Operating expenses (EUR 491 million) declined for the fifth straight year (-0.9%) due to maintaining the policy of optimising the commercial network adjusted to the business environment.

The efficiency ratio improved by 2.7 p.p. in 2014 to 51.4%.

Loan-loss provisions fell 35.7% year-on-year to EUR 124 million, benefiting from lower NPL entries (-69%) during 2014.

Pre-tax profit was 61.4% higher at EUR 243 million and attributable profit rose 65.1% to EUR 189 million.

Strategy and objectives in 2015

•	Increase customer linkage with a greater effort in SMEs/companies.

•	Boost market shares, mainly in companies, where we expect to change the trend of recent years and return to grow in volumes.

•	Continue the normalisation process of the cost of deposits and the cost of credit.

•	Maintain efficiency plans in order to reduce costs for the sixth consecutive year.

•	Strengthen international business.

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

Poland

EUR Million

			Variation
	2014	2013	amount	%	% w/o FX
Income statement
Net interest income	834	780	54	7.0	6.7
Net fees	435	400	35	8.6	8.3
Gains (losses) on financial transactions	79	119	(39)	(33.2)	(33.3)
Other operating income*	28	19	9	46.2	45.8
Gross income	1,376	1,317	58	4.4	4.1
Operating expenses	(581)	(592)	11	(1.9)	(2.2)
General administrative expenses	(532)	(539)	7	(1.2)	(1.5)
Personnel	(309)	(312)	3	(0.9)	(1.2)
Other general administrative expenses	(223)	(227)	4	(1.7)	(2.0)
Depreciation and amortisation	(48)	(53)	5	(9.0)	(9.3)
Net operating income	795	725	70	9.6	9.3
Net loan-loss provisions	(186)	(167)	(18)	10.8	10.5
Other income	11	(6)	16	—	—
Profit before taxes	620	552	68	12.3	12.0
Tax on profit	(135)	(107)	(28)	26.3	25.9
Profit from continuing operations	485	445	40	9.0	8.7
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	485	445	40	9.0	8.7
Minority interests	127	111	16	14.2	13.9
Attributable profit to the Group	358	334	24	7.2	6.9

Balance sheet
Customer loans**	16,976	16,214	761	4.7	7.7
Trading portfolio (w/o loans)	1,166	532	634	119.1	125.4
Available-for-sale financial assets	5,816	5,325	491	9.2	12.3
Due from credit institutions**	1,061	667	394	59.1	63.6
Intangible assets and property and equipment	236	273	(37)	(13.5)	(11.1)
Other assets	2,540	2,095	446	21.3	24.7

Total assets/liabilities & shareholders’ equity	27,794	25,106	2,688	10.7	13.9
Customer deposits**	20,144	18,503	1,641	8.9	12.0
Marketable debt securities**	230	121	110	91.0	96.5
Subordinated debt**	337	333	4	1.1	4.0
Insurance liabilities	77	84	(6)	(7.4)	(4.7)
Due to credit institutions**	1,261	1,206	55	4.6	7.6
Other liabilities	3,876	2,984	891	29.9	33.6
Shareholders’ equity***	1,869	1,875	(7)	(0.4)	2.5
Other managed and marketed customer funds	3,515	3,631	(117)	(3.2)	(0.4)
Mutual and pension funds	3,430	3,525	(96)	(2.7)	0.1
Managed portfolios	85	106	(21)	(19.8)	(17.5)
Managed and marketed customer funds	24,226	22,588	1,638	7.3	10.3

Ratios (%) and operating means
ROE	16.16	15.85	0.31
Efficiency ratio (with amortisations)	42.2	45.0	(2.7)
NPL ratio	7.42	7.84	(0.42)
NPL coverage	60.3	61.8	(1.5)
Number of employees	11,971	12,363	(392)	(3.2)
Number of branches	788	830	(42)	(5.1)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

•	Poland (changes in local currency)

•	Pre-tax profit of EUR 358 million, 6.9% more than in 2013:

•	Strong rise in commercial revenues (+7.2%) and good management of costs (-2.2%).

•	Pre-tax profit of EUR 620 million (+12.0%). Attributable profit affected by higher taxes and minority interests.

•	Integration with Kredyt Bank completed, improving productivity and business

•	Growth in lending and deposits, maintaining a solid funding structure.

•	The strategic Next Generation Bank programme continues, with the main goal of converting us into the Bank of first choice for customers.

Santander is the third largest bank in Poland in terms of loans and deposits (market shares of 8.9% and 9.5%, respectively, including the business of Santander Consumer Finance in the country). Excluding it, the market shares are 7.5% in loans and 8.3% in deposits. The Bank has 788 branches and 115 agencies.

Environment and strategy

The Polish economy grew above 3% in 2014, partly benefiting from lower interest rates and a stable zloty against the euro. This environment encouraged faster growth in lending (+7%) coupled with an increased corporate over consumer credit. Deposits (+8%) accompanied this evolution in an interest rate environment that increased the attractiveness of mutual funds.

The merger of BZ WBK and Kredyt Bank was completed in the second half of the year. This process was carried out with very effective management of costs, due to the efficiency measures adopted and execution of the integration plan of the former Kredyt Bank. The successful integration is also reflected in productivity improvement.

The Group’s business model in Poland continues to be based on retail banking and with a notable presence in asset management, intermediation of securities, factoring and leasing.

The Global Banking and Markets (GBM) market presence developed during 2014, through the continued offer of banking services to BZ WBK large customers and the Group’s global customers. By the end of 2014 GBM had almost 150 companies, of which 36 were large Polish groups. Deposits in this segment increased 44% and loans 34%.

Santander continued to be the leader in cards, mobile banking and Internet, marketing different products and initiatives. In mobile banking and Internet, the BZWBK 24 channel assumed importance and sales via it rose 52%. As of November, cash loans and the possibility of overdrafts in current accounts began to be included in this channel.

As regards cards, and despite the greater regulation of this market (recent reduction in the interchange fees), the Bank continued to perform well. In 2014, 680,000 debit cards were issued (+19%) and 57,000 credit cards (+9%). The total balances of credit cards increased 11% and turnover 14%.

All of this underscores a significant revenue potential in the coming years. The Bank also continued the Next Generation Bank programme to develop at all levels. The board, all businesses and product segments are involved in this programme, which is very focused on customer satisfaction. Its main goal is to streamline processes and products as part of our strategy.

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Activity

Net loans at the end of 2014 amounted to EUR 16,976 million and customer deposits EUR 20,144 million. The solid funding structure was underscored by a net loan-to-deposit ratio of 84% (88% in 2013). Gross lending grew 7% and customer funds 10%.

In retail banking area 2014 was a very good year as regards increasing volumes and performance. Deposits grew strongly thanks to the success of the campaigns conducted in the second half of the year. In lending, the year was a record one for sales, with growth of 27% in mortgages, 20% in SMEs and 7% in cash loans.

In the corporate banking area, various campaigns were launched to provide loans and alternative ways of financing business development.

Of note was the leasing and factoring areas. The factoring portfolio increased 36% and sales 33%, putting us in third place in the market with a 13% share. The gross leasing portfolio rose 18%, with new sales portfolio volume up 35% (SMEs: +32%; rest of companies: +53%).

Results

Attributable profit was 6.9% higher than in 2013 at EUR 358 million, spurred by commercial revenues and good management of costs. Net operating income increased 9.3%.

Net interest income rose 6.7% underscored by higher volumes and good management of spreads in a low interest rates environment. Net fee income rose 8.3%, with notable growth in that from higher credit fees (commercial credit) and higher insurance fees. Trading gains fell 33.3% (-EUR 40 million), due the high gains in 2013 in an environment of low interest rates.

Operating expenses declined 2.2%, reflecting the synergies of the integration. With this evolution of revenues and costs, the efficiency ratio improved by 2.7 percentage points to 42.2%.

Net loan-loss provisions grew 10.5%, with an improvement in credit quality. The NPL ratio at the end of 2014 was 7.42%, down from 7.84% in 2013.

Attributable profit was dented by the 25.9% rise in taxes and the 13.9% increase in minority interests. Pre-tax profit was EUR 620 million (+12.0%).

In short, our unit continued to generate better quality results than its peers, strengthened by the success of the commercial strategy and higher productivity.

Strategy and objectives in 2015

•	Be the Bank of first choice for customers and employees, focused on attaining greater satisfaction for both of them.

•	Boost market share in companies.

•	Continue to be the leader in cards, mobile banking and Internet.

•	Improve efficiency, productivity and profitability, maintaining a solid structure of liquidity and capital.

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Santander Consumer Finance

EUR Million

			Variation
	2014	2013	amount	%
Income statement
Net interest income	2,459	2,333	126	5.4
Net fees	836	787	49	6.2
Gains (losses) on financial transactions	3	(7)	10	—
Other operating income*	12	(2)	14	—
Gross income	3,309	3,111	198	6.4
Operating expenses	(1,452)	(1,391)	(61)	4.4
General administrative expenses	(1,237)	(1,172)	(65)	5.5
Personnel	(664)	(646)	(19)	2.9
Other general administrative expenses	(572)	(526)	(46)	8.8
Depreciation and amortisation	(215)	(219)	4	(1.8)
Net operating income	1,857	1,720	137	8.0
Net loan-loss provisions	(544)	(565)	21	(3.7)
Other income	(37)	(70)	33	(47.2)
Profit before taxes	1,277	1,085	191	17.6
Tax on profit	(320)	(255)	(65)	25.6
Profit from continuing operations	956	830	126	15.2
Net profit from discontinued operations	(26)	(6)	(20)	345.2
Consolidated profit	930	824	106	12.8
Minority interests	39	31	8	27.1
Attributable profit to the Group	891	794	97	12.3

Balance sheet
Customer loans**	60,448	56,024	4,424	7.9
Trading portfolio (w/o loans)	87	864	(776)	(89.9)
Available-for-sale financial assets	988	705	283	40.1
Due from credit institutions**	5,476	8,158	(2,682)	(32.9)
Intangible assets and property and equipment	786	934	(148)	(15.8)
Other assets	3,734	3,723	10	0.3

Total assets/liabilities & shareholders’ equity	71,520	70,409	1,111	1.6
Customer deposits**	30,847	30,878	(30)	(0.1)
Marketable debt securities**	15,646	10,377	5,268	50.8
Subordinated debt**	66	64	2	3.3
Insurance liabilities	—	—	—	—
Due to credit institutions**	13,333	18,060	(4,727)	(26.2)
Other liabilities	4,091	3,901	189	4.9
Shareholders’ equity***	7,537	7,128	408	5.7
Other managed and marketed customer funds	7	6	1	9.8
Mutual and pension funds	7	6	1	9.8
Managed portfolios	—	—	—	—
Managed and marketed customer funds	46,566	41,326	5,241	12.7

Ratios (%) and operating means
ROE	10.89	9.95	0.94
Efficiency ratio (with amortisations)	43.9	44.7	(0.8)
NPL ratio	4.82	4.01	0.81
NPL coverage	100.1	105.3	(5.2)
Number of employees	13,046	11,695	1,351	11.6
Number of branches	579	613	(34)	(5.5)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

•	Santander Consumer Finance

•	Attributable profit of EUR 891 million, 12.3% more than in 2013, due to:

•	Higher gross income (+6.4%), fuelled by net interest income and fee income (+5.6% overall).

•	Lower operating expenses at constant perimeter (-0.5%).

•	Reduced loan-loss provisions (-3.7%).

•	Rises in profitable market share.

•	High credit quality for the standards of the business: NPL ratio of 4.82% and coverage ratio of 100%, impacted by the entry of GE Nordics (3.86% and 106% excluding it).

•	Agreements strengthened the future growth potential.

Environment and strategy

Santander Consumer Finance’s (SCF) units in Continental Europe conducted their business in an environment of moderate recovery in consumption (+1% year-on-year in the third quarter in the euro zone) and of car sales (+5% in the footprint), as well as tougher competition.

In this environment, SCF continued to gain market share, backed by a business model that has been strengthened in the last few years. The model’s pillars are high geographic diversification with critical mass in key products, better efficiency than its peers and a common system of risk control and recoveries, which enables SCF to maintain high credit quality.

Management focused in 2014 on:

•	Promoting new loans and cross selling tailored to each market and supported by brand agreements and penetration of the used car market.

•	Exploiting its competitive advantages in the European consumer finance market.

Several agreements reached and/or materialized in the year bolstered SCF’s position:

•	In Spain, we are the leaders in consumer credit since the beginning of the year.

•	In the Nordic countries in the fourth quarter, after acquiring GE’s business, we became the leaders in auto finance, direct credit and cards.

•	As of 2015 and in several European countries (including France and Switzerland where SCF does not currently operate), implementation of the agreement with Banque PSA Finance will strengthen SCF’s leadership in auto finance.

Activity

Gross lending increased 9% to EUR 63,509 million. Significant growth in the Nordic countries and Spain, favoured by the incorporations, as well as in Poland. Germany virtually unchanged and reduced business in Portugal and Italy.

New lending in 2014 amounted to EUR 25,073 million (+14%). Growth was strongly backed by direct credit and cards (+37% overall) and by new auto finance (+8%, higher than that of car registrations). All units grew in local currency terms, particularly

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

Poland (+21%), the euro zone periphery countries (double digit growth), Nordic countries (+12%) and Germany (+3%).

Of note on the funding side were stable customer deposits (around EUR 30,800 million), something that distinguishes us from our competitors.

As for wholesale funds capturing in markets, senior issues and securitisations in 2014 totalled EUR 6,750 million (EUR 6,200 million in 2013).

Deposits plus medium and long-term issues and securitisations covered 73% of net lending in 2014.

Results

Attributable profit was EUR 891 million, 12.3% more than in 2013 and slightly benefiting from the new incorporations.

Management of spreads on loans and the lower cost of funds absorbed the fall in interest rates, pushing up net interest income by 5.4%. Net fee income grew 6.2% and gross income was 6.4% higher at EUR 3,309 million.

Operating expenses grew 4.4%. Almost all of this growth was due to the new units in Spain and the Nordic countries (at constant perimeter costs dropped 0.5%).

The efficiency ratio improved by 0.8 p.p. to 43.9%.

Loan-loss provisions were 3.7% lower, which brought the cost of credit down to minimum levels of below 1%, a high level of credit quality for the standards of the business. The NPL ratio was 4.82%

and the coverage ratio 100%. Both ratios have been impacted by the incorporation of GE’s business in the Nordic countries as, excluding them, the NPL ratio was 3.86% and coverage 106%.

Net operating income after provisions increased 13.7%, with rises in all the big units.

Of note was growth in Poland (+11.7%, due to higher gross income and lower operating expenses), the Nordic countries (+24.1%, because of the sharp rise in gross income favoured by the perimeter) and recovery in the euro zone periphery countries (good performance of gross income, costs and provisions). Germany grew 8.9%, with a favourable performance of gross income, particularly fee income, and lower costs and provisions.

Lastly, the UK (included in Santander UK for accounting purposes) generated an attributable profit of EUR 113 million (+6.2% excluding the forex impact).

Strategy and objectives in 2015

•	Focus on the integration of new joint operations with PSA and the business acquired from GE Nordics.

•	Spur new lending with defence of spreads, tailored to the moment of each market and supported by brand agreements and penetration of the used car market.

•	Boost cross selling via IT tools, as well as online lending.

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United Kingdom

EUR Million

			Variation
	2014	2013	amount	%	% w/o FX
Income statement
Net interest income	4,234	3,451	784	22.7	16.5
Net fees	1,028	992	36	3.6	(1.7)
Gains (losses) on financial transactions	241	403	(162)	(40.1)	(43.2)
Other operating income*	37	36	2	5.6	0.2
Gross income	5,541	4,881	660	13.5	7.7
Operating expenses	(2,890)	(2,605)	(285)	10.9	5.3
General administrative expenses	(2,458)	(2,181)	(277)	12.7	7.0
Personnel	(1,613)	(1,401)	(212)	15.1	9.2
Other general administrative expenses	(845)	(780)	(65)	8.4	2.8
Depreciation and amortisation	(432)	(424)	(8)	1.8	(3.4)
Net operating income	2,651	2,276	375	16.5	10.6
Net loan-loss provisions	(332)	(580)	248	(42.8)	(45.7)
Other income	(318)	(236)	(82)	34.9	28.0
Profit before taxes	2,001	1,460	541	37.1	30.1
Tax on profit	(425)	(301)	(123)	40.9	33.8
Profit from continuing operations	1,576	1,159	418	36.0	29.1
Net profit from discontinued operations	—	(9)	9	(100.0)	(100.0)
Consolidated profit	1,576	1,149	427	37.1	30.2
Minority interests	—	—	—	—	—
Attributable profit to the Group	1,576	1,149	427	37.1	30.2

Balance sheet
Customer loans**	251,191	231,046	20,145	8.7	1.6
Trading portfolio (w/o loans)	39,360	28,831	10,528	36.5	27.5
Available-for-sale financial assets	11,197	6,003	5,193	86.5	74.2
Due from credit institutions**	14,093	17,136	(3,043)	(17.8)	(23.2)
Intangible assets and property and equipment	2,700	2,498	202	8.1	1.0
Other assets	35,695	38,229	(2,534)	(6.6)	(12.8)

Total assets/liabilities & shareholders’ equity	354,235	323,743	30,492	9.4	2.2
Customer deposits**	202,328	187,467	14,862	7.9	0.8
Marketable debt securities**	69,581	64,092	5,489	8.6	1.4
Subordinated debt**	5,376	5,805	(429)	(7.4)	(13.5)
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	26,700	26,882	(182)	(0.7)	(7.2)
Other liabilities	35,833	26,855	8,978	33.4	24.7
Shareholders’ equity***	14,415	12,642	1,774	14.0	6.5
Other managed and marketed customer funds	9,667	9,645	21	0.2	(6.4)
Mutual and pension funds	9,524	9,645	(122)	(1.3)	(7.8)
Managed portfolios	143	—	143	—	—
Managed and marketed customer funds	286,953	267,010	19,943	7.5	0.4

Ratios (%) and operating means
ROE	11.21	8.87	2.34
Efficiency ratio (with amortisations)	52.2	53.4	(1.2)
NPL ratio	1.79	1.98	(0.19)
NPL coverage	41.9	41.6	0.3
Number of employees	25,599	25,421	178	0.7
Number of branches	929	1,011	(82)	(8.1)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

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•	United Kingdom (changes in sterling)

•	Attributable profit of £1,270 million, up 30.2% from 2013:

•	Net interest income growth of 16.5%, increasing for the eighth consecutive quarter.

•	Cost efficiency absorbing more investment in businesses.

•	Loan-loss provisions down 45.7%, supported by better credit quality in all portfolios and benign credit conditions.

•	The 1/2/3 World customer numbers continued to grow, now 3.6 million, with a better business profile, stronger relationships and increasing levels of activity.

•	Strong growth in corporate loans (+8%) and deposits (+7%), backed by the development of ancillary services and the greater distribution capacity.

Environment and strategy

In 2014 the pace of economic growth in the United Kingdom registered a strong pick up, and with sterling appreciating against the euro in an environment of low interest rates and high quantitative stimulus measures. Lending to the private sector registered limited growth (+2%), with loans to households increasing, underpinned by the rise in mortgage balances backed by higher house prices. On the other hand, loans to corporates continuing to decline. Deposits increased by around 5%.

Santander UK’s strategy is built around three priorities: loyal and satisfied retail customers; Bank of Choice for UK companies; and consistent profitability and a strong balance sheet.

Santander UK continues to support its customers against a backdrop of a strengthening UK economy. In Retail Banking this is led by the 1|2|3 World products, which is deepening customer relationships, realising greater transactionality and increased loyalty. This offering remains one of the most successful in the UK market and has contributed to a 47% increase in current account balances over the past twelve months. We are developing more targeted products and services for our key customer segments, such as our new Select segment for more affluent customers.

We continue to invest in branch refurbishments and digital technology. This year we have delivered a number of improvements in all of our digital platforms including our online and mobile banking services as well as introducing more digital technology into our branches. All of this is driving customer satisfaction and we are the most improved bank for retail customer satisfaction since December 2012, with the gap to the highest performing peers largely closed.

Santander UK is continuing to develop a more diversified business, with the growth of its corporate banking capability expanding its presence in this market whilst also widening its range of activities and the services offered to UK companies. Support for UK businesses continued with increased lending to corporates, rising 8% in the last 12 months meanwhile the market dropped. In addition, a strong positive evolution in customer deposits, which increased 7% and with a rise of 33% in account openings.

Balance sheet strength continues to underpin this strategy; capital and liquidity ratios are all robust, with Santander UK maintaining a leading capital position among the main UK banks. Santander UK exceeded the PRA’s 2014 UK variant stress test threshold requirement of 4.5% with a stressed CET 1 capital ratio of 7.9% after PRA allowed management actions, demonstrating balance sheet strength and its resilience to a potential UK economic downturn.

At the end of December 2014, the CRD IV end point Common Equity Tier 1 capital ratio stood at 11.9% and leverage ratio was 3.8%.

Activity

Santander UK is focused on the United Kingdom, with only 3% of assets being non-UK. Around 79% of customer loans are prime mortgages for homes in the UK. The portfolio of mortgages is of high quality, with no exposure to self-certified or subprime mortgages whilst buy to let mortgages are around 2% of customer loans. The loan to deposit ratio was 124%, one percentage point higher than in December 2013.

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In local criteria, customer loans amounted to £190,700 million, 2% higher than in 2013. This was largely due to a 1% increase in mortgage loans and growth in corporate loans of 8%.

Gross mortgage lending amounted to £26,260 million, 43% more than in 2013, including £5,600 million to first time buyers and £1,200 million of Help to Buy. Net mortgage lending came to £2,000 million in 2014, as Santander UK resumed the growth of this business. This positive growth is expected to continue into 2015.

Both lending to corporates and, particularly, that to SMEs increased 8%.

At the end of 2014, there were 3.6 million customers in 1|2|3 World, an increase of 1.2 million customers in a year. The 1|2|3 Current Account attracts more loyal customers, with 93% of these customers having their primary bank account with Santander UK. Current account balances grew to £41,100 million, up 47% on 2013, or £1bn per month.

Customer deposits of £152,400 million increased 4% over 2013. In Retail Banking the managed reduction of more rate sensitive and short term deposits continued (mainly through maturities of higher rate eSaver savings products), and their replacement by deposits that offer better relationship opportunities and lower cost term ISA products.

Results

Attributable profit of £1,270 million, 30.2% more than in 2013.

This growth was largely due to net interest income, which increased 16.5%, with management focused on reducing the cost of retail liabilities following the strategy already mentioned. Gross revenues were 7.7% higher than in 2013, absorbing lower fee income and reduced gains on financial transactions.

Operating expenses increased by 5.3% in a year, with further investment in Retail Banking and Commercial Banking, partially offset by the efficiency plans we have in place. These investment programmes continued to support the transformation of the business and provide the underpinning for future efficiency improvements. The efficiency ratio was 52.2% (1.2 p.p. better than in 2013).

Loan-loss provisions fell 45.7%, with good credit quality across the product range and supported by an improving economic environment. The NPL ratio of 1.79% at the end of 2014 was lower than in 2013 (1.98%). We maintained our conservative lending criteria, with an average LTV of 65% on new lending, including Help to Buy, and 47% on the stock of mortgages. The Commercial Banking NPL ratio decreased to 3.01%, (3.02% at end 2013), as we continued to adhere to prudent lending criteria.

In short, the results demonstrated a further momentum in performance and continued progress evident through the year, particularly in net interest income. Banking NIM improved to 1.85% in the last quarter of 2014 from 1.71% in the last quarter of 2013.

Strategy and objectives in 2015

The strategy exhibited in 2014 will be maintained:

•	On the assets side, growth in commercial lending and mortgages.

•	On the liabilities side, increasing the number of customers who have their primary account with Santander UK.

•	Improve the efficiency ratio, with management of ’jaws’ to keep revenue growth higher than cost growth.

•	Maintain good credit quality across all portfolios.

•	Maintaining a strong capital base and prudent liquidity

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

Latin America

EUR Million

			Variation
	2014	2013	amount	%	% w/o FX
Income statement
Net interest income	13,879	14,913	(1,034)	(6.9)	2.9
Net fees	4,565	4,660	(95)	(2.0)	9.1
Gains (losses) on financial transactions	538	1,037	(499)	(48.1)	(41.3)
Other operating income*	83	51	32	64.0	86.7
Gross income	19,065	20,661	(1,596)	(7.7)	2.3
Operating expenses	(8,017)	(8,475)	459	(5.4)	5.0
General administrative expenses	(7,226)	(7,580)	354	(4.7)	5.9
Personnel	(4,012)	(4,207)	196	(4.7)	5.9
Other general administrative expenses	(3,214)	(3,372)	158	(4.7)	5.8
Depreciation and amortisation	(790)	(895)	105	(11.7)	(2.0)
Net operating income	11,049	12,186	(1,137)	(9.3)	0.4
Net loan-loss provisions	(5,119)	(6,435)	1,316	(20.5)	(12.7)
Other income	(839)	(543)	(295)	54.4	73.3
Profit before taxes	5,091	5,207	(116)	(2.2)	9.4
Tax on profit	(1,151)	(1,165)	14	(1.2)	12.7
Profit from continuing operations	3,940	4,042	(102)	(2.5)	8.5
Net profit from discontinued operations	—	0	(0)	(100.0)	(100.0)
Consolidated profit	3,940	4,042	(102)	(2.5)	8.5
Minority interests	790	861	(71)	(8.3)	0.3
Attributable profit to the Group	3,150	3,181	(31)	(1.0)	10.8

Balance sheet
Customer loans**	144,714	128,684	16,030	12.5	12.1
Trading portfolio (w/o loans)	35,886	23,097	12,788	55.4	51.9
Available-for-sale financial assets	31,216	20,822	10,394	49.9	49.0
Due from credit institutions**	23,899	28,073	(4,174)	(14.9)	(16.2)
Intangible assets and property and equipment	3,967	3,895	72	1.9	1.9
Other assets	42,505	40,354	2,151	5.3	4.0
Total assets/liabilities & shareholders’ equity	282,187	244,925	37,262	15.2	14.3
Customer deposits**	137,726	122,176	15,551	12.7	12.1
Marketable debt securities**	31,920	28,987	2,933	10.1	9.6
Subordinated debt**	6,467	4,833	1,635	33.8	33.1
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	35,263	24,489	10,773	44.0	42.4
Other liabilities	48,053	44,999	3,054	6.8	5.4
Shareholders’ equity***	22,758	19,442	3,316	17.1	15.4
Other managed and marketed customer funds	79,294	65,599	13,695	20.9	18.5
Mutual and pension funds	66,657	55,835	10,821	19.4	18.1
Managed portfolios	12,637	9,764	2,874	29.4	20.3
Managed and marketed customer funds	255,407	221,595	33,813	15.3	14.1

Ratios (%) and operating means
ROE	14.04	13.76	0.29
Efficiency ratio (with amortisations)	42.0	41.0	1.0
NPL ratio	4.65	5.00	(0.35)
NPL coverage	84.7	85.4	(0.7)
Number of employees	85,009	85,320	(311)	(0.4)
Number of branches	5,729	5,789	(60)	(1.0)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

•	Latin America (all changes in constant currency)

•	Attributable profit of EUR 3,150 million, 10.8% higher than in 2013:

•	Gross income rose 2.3%, due to net interest income and fee income.

•	Operating expenses increased (+5.0%) because of investments in commercial development, mainly in Mexico, Chile and Argentina and inflationary pressures.

•	Loan-loss provisions declined 12.7%, mainly due to the improvement in Brazil.

•	Lending increased 12% and deposits 11%.

Grupo Santander has the region’s largest international franchise. It has 5,729 branches and points of attention, over 49 million customers and market shares of 9.9% in loans and 10.1% in deposits.

Environment and strategy

Growth slowed down in 2014, largely because of the international context. Central banks changed interest rates to varying degrees, with cuts in Mexico and Chile in order to support growth and hikes in others (Brazil) to contain inflation.

The slowdown was also reflected in the financial systems where Santander operates, reducing overall business. Total lending grew 11%, with stronger growth to companies and mortgages than consumer credit. Deposits increased 8%, mainly demand deposits.

Currencies depreciated against the dollar, but not against the euro where there was a slight appreciation except for the Chilean and Argentine pesos.

The strategy in 2014 was focused on expansion, consolidation and improvement in the business of the commercial franchise in the region.

We are strengthening the specialized offer of products and services tailored to suit customers’ needs, which will enable us to push long-term business growth and improve customers’ transaction business. Santander continued meanwhile to oversee the quality of risks. The measures being implemented to improve efficiency should be reflected in greater profitability.

The main aspects of the Group’s activity and results are set out below. All percentage changes exclude the exchange rate impact.

Activity

Lending (excluding repos) increased 12%. Of note by country: Mexico increased 18%, Argentina 23% and Uruguay 17%.

Deposits excluding repos increased 11% with increases in all countries in demand deposits (up 15% for the whole region) and time deposits 8%. Mutual funds increased 18%.

Results

Gross income was EUR 19,065 million, 2.3% higher than in 2013:

•	Net interest income rose 2.9%, mainly affected by the change of mix toward lower cost of credit products and also reduced spreads. There was also pressure on spreads, particularly in Brazil and Mexico. Higher volumes and a lower cost of credit offset these effects.

•	Net fee income increased 9.1%, with growth in all countries. Of note was the growth in that from cards (+9.8%) and insurance (+4.4%).

•	Trading gains were 41.3% lower than in 2013 when income was obtained from the sale of portfolios, mainly in Brazil.

Operating expenses grew 5.0%, due to investment in networks and commercial projects (some traditional and others focused on priority customer segments) and inflationary pressures on salary agreements and contracted services. The consolidation of GetNet in Brazil also had some impact. Net operating income was EUR 11,049 million.

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Latin America. Income statement

EUR Million

	Gross income			Net operating income			Attributable profit
	2014	%	% w/o FX	2014	%	% w/o FX	2014	%	% w/o FX
Brazil	12,008	(11.2)	(2.9)	7,092	(13.5)	(5.4)	1,558	(1.3)	8.0
Mexico	3,072	1.7	6.0	1,812	0.9	5.2	660	(7.4)	(3.5)
Chile	2,197	(2.3)	12.6	1,343	1.5	17.0	509	17.0	34.8
Argentina	1,158	(9.8)	34.3	591	(14.2)	27.8	298	(10.5)	33.3
Uruguay	255	0.8	14.9	97	6.6	21.6	54	1.9	16.2
Peru	52	26.5	33.0	35	29.3	36.0	24	24.7	31.1
Other	32	391.3	394.9	(62)	(23.3)	(22.9)	(54)	(3.7)	(3.1)

Subtotal	18,773	(7.8)	2.3	10,907	(9.4)	0.5	3,049	(0.8)	11.4
Santander Private Banking	292	0.8	0.7	142	(4.3)	(4.4)	101	(4.8)	(4.9)

Total	19,065	(7.7)	2.3	11,049	(9.3)	0.4	3,150	(1.0)	10.8

Loan-loss provisions declined 12.7% due to Brazil (-17.7%, accentuating the change in trend started at the beginning of 2013). Mexico’s provisions were slightly lower and Chile’s almost unchanged.

The improvement in the cost of credit reflected the fall in NPLs. The NPL ratio ended the year at 4.65% (-35 b.p. in the year), positively impacted by Brazil. The coverage ratio was 85%.

After incorporating loan-loss provisions and other provisions, profit before tax was EUR 5,091 million (+9.4%).

The higher effective tax charge, mainly in Mexico, and lower minority interests in Brazil produced attributable profit of EUR 3,150 million (+10.8%).

Strategy and objectives in 2015

Improve business and the commercial franchise in the region:

•	Increase the customer base and transactional linkage.

•	Offer innovative value proposals (Santander Advance Programme – SMEs, Select- high-income clients – and be the Bank for companies’ transactions).

•	Improve productivity and profitability thanks to efficiency plans and quality of service

All of this, while keeping a permanent watch on the quality of risks.

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

Brazil

EUR Million

			Variation
	2014	2013	amount	%	% w/o FX
Income statement
Net interest income	8,959	10,067	(1,108)	(11.0)	(2.7)
Net fees	2,836	2,871	(35)	(1.2)	8.0
Gains (losses) on financial transactions	96	540	(444)	(82.2)	(80.6)
Other operating income*	117	41	76	187.8	214.7
Gross income	12,008	13,518	(1,510)	(11.2)	(2.9)
Operating expenses	(4,916)	(5,324)	408	(7.7)	1.0
General administrative expenses	(4,407)	(4,743)	336	(7.1)	1.6
Personnel	(2,386)	(2,563)	177	(6.9)	1.8
Other general administrative expenses	(2,021)	(2,180)	159	(7.3)	1.4
Depreciation and amortisation	(509)	(581)	72	(12.4)	(4.2)
Net operating income	7,092	8,194	(1,102)	(13.5)	(5.4)
Net loan-loss provisions	(3,682)	(4,894)	1,212	(24.8)	(17.7)
Other income	(805)	(499)	(307)	61.5	76.5
Profit before taxes	2,604	2,802	(197)	(7.0)	1.6
Tax on profit	(679)	(763)	85	(11.1)	(2.8)
Profit from continuing operations	1,926	2,039	(113)	(5.5)	3.3
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	1,926	2,039	(113)	(5.5)	3.3
Minority interests	368	461	(93)	(20.2)	(12.7)
Attributable profit to the Group	1,558	1,577	(20)	(1.3)	8.0

Balance sheet
Customer loans**	74,373	66,446	7,927	11.9	10.7
Trading portfolio (w/o loans)	18,256	10,321	7,935	76.9	74.9
Available-for-sale financial assets	22,939	14,175	8,764	61.8	60.0
Due from credit institutions**	10,276	14,734	(4,458)	(30.3)	(31.0)
Intangible assets and property and equipment	2,640	2,793	(153)	(5.5)	(6.6)
Other assets	27,803	25,456	2,347	9.2	8.0
Total assets/liabilities & shareholders’ equity	156,287	133,925	22,362	16.7	15.4
Customer deposits**	68,539	61,490	7,049	11.5	10.2
Marketable debt securities**	21,903	20,002	1,901	9.5	8.3
Subordinated debt**	4,368	2,734	1,634	59.8	58.0
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	22,826	12,929	9,897	76.6	74.6
Other liabilities	25,684	25,229	455	1.8	0.7
Shareholders’ equity***	12,967	11,542	1,425	12.4	11.1
Other managed and marketed customer funds	49,806	42,640	7,166	16.8	15.5
Mutual and pension funds	46,559	39,675	6,884	17.3	16.0
Managed portfolios	3,248	2,965	282	9.5	8.3
Managed and marketed customer funds	144,616	126,866	17,750	14.0	12.7

Ratios (%) and operating means
ROE	13.28	12.64	0.64
Efficiency ratio (with amortisations)	40.9	39.4	1.6
NPL ratio	5.05	5.64	(0.59)
NPL coverage	95.4	95.1	0.3
Number of employees	46,464	49,371	(2,907)	(5.9)
Number of branches	3,411	3,566	(155)	(4.3)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

•	Brazil (changes in local currency)

•	Attributable profit of EUR 1,558 million, 8.0% more than in 2013).

•	Gross income fell 2.9%, due to net interest income (change of mix) and trading gains. Fee income improved.

•	Operating expenses rose by only 1%, well below the inflation rate.

•	Credit quality continues to improve: loan-loss provisions declined 17.7%, and the NPL ratio fell 59 b.p.

•	Loans and customer funds rose over 10%, with growth above private sector banks.

Santander Brazil is the country’s third largest private sector bank by assets and the largest foreign bank in the country. It operates in the main regions, with 3,411 branches and points of banking attention, 14,856 ATMs and more than 31 million customers.

Environment and strategy

Banking business was conducted in 2014 in an environment of close to zero growth and higher interest rates to contain inflation, causing the real to depreciate against the dollar (slight appreciation against the euro). The economic slowdown was reflected in lower growth in lending (+11% in December), which continued to be driven by earmarked credit (+20%) and state banks, whose growth comfortably doubled that of the private sector banks (+16% vs. +6%). Total customer funds increased 10%, with a growing share of mutual funds and other funds (debentures and letras financieras) which increased 26%.

In this environment, Santander Brazil, as a universal bank focused on retail banking, maintained the following guidelines:

1)	Increasing customers preference and linkage: with segmented products and services, simple and effective, which via a multi channel platform seek to maximise customer satisfaction.

2)	Improve recurrence and sustainability: business growth with greater revenue diversification, while maintaining rigorous risk management.
3)	Disciplined use of capital and liquidity in order to maintain a sound balance sheet, manage regulatory changes and take advantage of growth opportunities.

4)	Increase productivity via an intense agenda of productive transformation.

5)	Strengthen business lines with market share below the natural one.

Progress was made during 2014 in the Bank’s strategic guidelines, through the reformulation of channels and launch of the new business model with a more efficient and agile management. In the segments of individuals and SMES, we launched products and made new agreements, expanded the Select branches (85 in 2014) and further strengthened the acquiring business. In the auto segment, Santander was the leader in car financing (19% market share).

•	Reformulation of channels with the creation of the multi channel concept, the proposal to improve the customer experience with simpler and more accessible processes. Of note was the launch of updated versions of the Minha Conta app, the new online banking and the special ATM for dollar withdrawals.

•	Launch of Santander Conta Conecta, a current account for the segments of individuals and SMEs, which enables payments with cards to be received in smartphones and tablets. There are currently more than 60,000 accounts.

•	Agreement to create a joint venture with Banco Bonsucesso to leverage activities in payroll business, as well as increase the offer of products and improve the distribution and marketing capacity. We expect to close this transaction in the first quarter of 2015.

•	Acquisition of 50% of SuperBank, a digital platform that sells financial products and services for the massive segment of individuals, with a more efficient structure.

•	Strengthen the acquiring business, following the purchase of GetNet. Banco Santander Brazil has an indirect participation with a stake of 88.5%.

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

•	Launch of Pague Directo, a new payment means product which is focused on SMEs. This product enables shops to pay for their orders with Santander’s payment terminal more practically, quickly and securely.

•	Lastly, at the end of 2014 the CERTO model was launched, which offers greater simplicity and commercial dedication to customers. The model has a unique commercial management platform with more integrated tools and aligned with a “customer vision”, which will spur more business, efficiency and focus on the customer.

Activity

Lending rose 10%, higher than the average for private sector banks, backed by mortgages (+34%), where market penetration is still low, and large companies (+24%). The balances in segments of low risk/spreads such as agri business (+23%) and BNDES (+21%), where we want to boost our presence, also rose strongly.

Consumer finance lending declined 4% in a sluggish market and that to SMEs remained unchanged, after the falls of recent quarters with positive contribution of acquiring business.

Deposits without repos increased 8%, with demand deposits up 10%. Mutual funds rose 16%.

Santander Brazil’s market share in total loans is 8.1% (12.4% for unearmarked lending) and 7.9% in deposits.

The strategy followed in the last few months increased the market share in segments where the Bank has a low presence, such as BNDES (+32 b.p.) and mortgages for individual borrowers (+32 b.p.) and also in auto finance, where Santander is the market leader.

Results

Gross income declined 2.9% to EUR 12,008 million, largely due to the fall in trading gains because of the reduced gains from markets activity in 2014. Net interest income was also lower because of the change of mix of portfolio to lower risk products/segments and the squeezing of spreads on loans.

Fee income, on the other hand, was 8.0% higher at EUR 2,836 million, backed by cards (+9%) and transaction banking (+15%), part of this growth came from the acquisition of GetNet.

Operating expenses rose by only 1.0% (-0.6% on a like-for-like basis), compared to inflation of more than 6%. This reflected the effort made in the last few years to control costs.

Loan-loss provisions declined 17.7%. The cost of credit fell to 4.9% from 6.3% in 2013.

Net operating income after provisions increased 13.0%. The NPL ratio was 5.05% (-0.6 p.p. in the year).

Attributable profit was 8.0% higher at EUR 1,558 million.

Strategy and objectives in 2015

•	Continue the commercial business improvement and perception of services by customers.

•	Grow the number of customers and increase linkage with more profitable products.

•	Maintain the good lending trends.

•	Increase commercial productivity via agile and modern tools.

•	Maintain costs rise at below the inflation rate.

•	Offer an innovative value proposal for SMEs, via Santander Advance’s global programme.

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

Mexico

EUR Million

			Variation
	2014	2013	amount	%	% w/o FX
Income statement
Net interest income	2,182	2,120	62	2.9	7.3
Net fees	770	783	(12)	(1.6)	2.6
Gains (losses) on financial transactions	165	141	24	17.0	21.9
Other operating income*	(45)	(23)	(22)	94.6	102.9
Gross income	3,072	3,021	52	1.7	6.0
Operating expenses	(1,260)	(1,225)	(36)	2.9	7.2
General administrative expenses	(1,129)	(1,105)	(24)	2.1	6.5
Personnel	(607)	(593)	(14)	2.4	6.7
Other general administrative expenses	(522)	(512)	(10)	1.9	6.2
Depreciation and amortisation	(131)	(120)	(12)	9.9	14.6
Net operating income	1,812	1,796	16	0.9	5.2
Net loan-loss provisions	(756)	(801)	44	(5.5)	(1.6)
Other income	2	17	(15)	(89.8)	(89.4)
Profit before taxes	1,057	1,012	45	4.5	8.9
Tax on profit	(207)	(79)	(127)	160.7	171.8
Profit from continuing operations	851	933	(82)	(8.8)	(4.9)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	851	933	(82)	(8.8)	(4.9)
Minority interests	191	220	(29)	(13.4)	(9.7)
Attributable profit to the Group	660	713	(53)	(7.4)	(3.5)

Balance sheet
Customer loans**	25,873	22,269	3,604	16.2	14.9
Trading portfolio (w/o loans)	10,185	8,685	1,500	17.3	15.9
Available-for-sale financial assets	4,624	3,387	1,238	36.6	35.0
Due from credit institutions**	7,058	7,975	(917)	(11.5)	(12.5)
Intangible assets and property and equipment	440	402	38	9.5	8.3
Other assets	5,545	5,681	(136)	(2.4)	(3.5)

Total assets/liabilities & shareholders’ equity	53,726	48,398	5,328	11.0	9.7
Customer deposits**	28,627	24,663	3,964	16.1	14.8
Marketable debt securities**	3,266	2,896	370	12.8	11.5
Subordinated debt**	1,088	931	157	16.9	15.6
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	6,152	5,494	658	12.0	10.7
Other liabilities	11,004	11,601	(597)	(5.1)	(6.2)
Shareholders’ equity***	3,589	2,814	775	27.5	26.1
Other managed and marketed customer funds	11,523	10,349	1,174	11.3	10.1
Mutual and pension funds	11,523	10,349	1,174	11.3	10.1
Managed portfolios	—	—	—	—	—
Managed and marketed customer funds	44,504	38,838	5,665	14.6	13.3

Ratios (%) and operating means
ROE	14.25	15.15	(0.91)
Efficiency ratio (with amortisations)	41.0	40.5	0.5
NPL ratio	3.84	3.66	0.18
NPL coverage	86.1	97.5	(11.4)
Number of employees	16,933	14,745	2,188	14.8
Number of branches	1,347	1,258	89	7.1

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

•	Mexico (changes in local currency)

•	Pre-tax profit of EUR 1,057 million, 8.9% more than in 2013, due to:

•	Growth of 6.0% in gross income, backed by business dynamism and management of spreads.

•	Operating costs rose 7.2%, due to the greater installed capacity, with the opening of 95 branches in 2014.

•	Loan-loss provisions declined 1.6%.

•	The normalisation of the effective tax rate and minority interests reduced attributable profit by 3.5% to EUR 660 million.

•	Lending rose at a faster pace of 18% and deposits without repos 14%.

Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 13.8% and 13.7% in deposits. It has 1,347 branches throughout the country and more than 11 million customers.

Environment and strategy

The economy, still far from its potential growth rate, showed a better quarterly profile in 2014 that looks as if it will continue to be supported by the strength of the US economy and the structural reforms underway. Lower interest rates also contributed to it, and the peso depreciated against the dollar (slight appreciation against the euro). In this environment, the system’s total lending grew at a slower pace (+9%) due to consumer credit as lending to companies and mortgages was stronger (+9% in both cases). Deposits rose 9%, spurred by demand deposits.

Santander Mexico continued to strengthen its franchise via its expansion plan and the priority focus on improving the quality of service, innovation and forging closer relations with customers.

We continued the expansion plan begun in 2012 under which 185 new branches have been opened (95 in 2014). This enabled us to attain a market share in branches of 16.2% as of September 2014. The number of ATMs also increased to 5,528 (including the new full function ones).

This greater installed capacity was accompanied by an improvement in multichannel sales platforms and increasing the range of products.

In multichannel activity and innovation, we continued to develop measures in online and mobile banking and improve the experience and security of customers via our Huella Vocal platform. We also integrated the 7/eleven shops into our network (1,800 new points). The number of additional points of attention over and above our network of traditional branches reached 16,350.

As regards the strategy, we focused on developing retail banking, particularly the segments of SMEs, companies and individuals.

In companies, we strengthened our position as one of the main options in the market. In SMEs, the Santander SMEs programme was launched (within the global programme of Grupo Santander Advance) whose objective is to continue to foster the growth of this important segment. The programme consists, as in other countries, of a comprehensive offer, not only financial, with benefits for SMEs such as grants, training, support to develop companies, internationalisation, etc. We ended the year with 18 SME centres (six new ones opened in 2014) and six new specialised branches. This strategy is reflected in a 26% increase in loans to SMEs.

Of note in individuals is the mortgage segment, where we continued to offer a wide range of products in order to cover customers’ needs, such as the Hipoteca Light that offers an initial low payment, the 10*1000 mortgage which offers fixed payments and the Premier mortgage, among others. We also acquired small mortgage portfolios, consolidating Santander as the second bank for mortgage loans.

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

In consumer credit, we launched a product for high-income segments and new credit card products. Of note among the latter was the first brand card shared with American Express and the first card for agri business.

As regards the high-income segment, the Select attention model was consolidated through 121 specialised offices (14 opened in 2014) and the Contact Centre Select, in order to offer a differentiated service. In 2014, Mundo Select was launched, with exclusive products and services.

Activity

The described activities resulted in both loans and deposits growing at faster rates than in 2013, and at a stronger pace than the sector.

Lending grew 18%, mainly to SMEs (+26%) and mortgages (+17%), while consumer credit rose 15% and credit cards 5%.

Deposits increased 14% and improved their structure. A greater focus was placed on demand deposits (+14%), Mutual funds increased 10%.

This evolution produced gains in the market share of loans and deposits of around one percentage point in both in twelve months.

Results

Gross income rose 6.0% year-on-year, with a good performance of net interest income (+7.3%) and fee income (+2.6%).

Gross income was affected by lower economic growth than initially envisaged, as well as by the cut in benchmark interest rates and the reduced spreads, as a result of the strategy of changing the mix to lower risk products. The strong increase in business volumes compensated this.

Operating expenses rose 7.2%, reflecting the new commercial projects and the greater installed capacity. Net operating income increased 5.2%.

Loan-loss provisions declined 1.6%, well below the natural growth that would accompany the 18% rise in lending. This was favoured by the one-off charges (mainly home developers) made in 2013.

The NPL ratio was 3.8%, and remained very stable throughout the year (3.7% in 2013). The coverage ratio was 86%.

Pre-tax profit was 8.9% higher at EUR 1,057 million.

After deducting taxes (the tax rate rose from 7.8% to 19.5%) and minority interests, attributable profit was EUR 660 million.

Strategy and objectives in 2015

•	Remain focused on SMEs, companies and individual customers.

•	Promote business via technological innovation and multi channels, in order to increase the transactional linkage of customers.

•	Position Santander as the leader in financing the government’s infrastructure plan and the projects related to energy sector reform.

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

Chile

EUR Million

			Variation
	2014	2013	amount	%	% w/o FX
Income statement
Net interest income	1,734	1,696	38	2.2	17.8
Net fees	329	371	(42)	(11.4)	2.2
Gains (losses) on financial transactions	116	167	(51)	(30.5)	(19.9)
Other operating income*	18	14	3	22.5	41.2
Gross income	2,197	2,249	(52)	(2.3)	12.6
Operating expenses	(854)	(926)	72	(7.8)	6.3
General administrative expenses	(782)	(819)	36	(4.4)	10.2
Personnel	(484)	(507)	23	(4.6)	10.0
Other general administrative expenses	(299)	(312)	13	(4.1)	10.5
Depreciation and amortisation	(72)	(108)	36	(33.5)	(23.4)
Net operating income	1,343	1,322	20	1.5	17.0
Net loan-loss provisions	(521)	(597)	76	(12.8)	0.5
Other income	(24)	4	(28)	—	—
Profit before taxes	798	730	68	9.3	26.0
Tax on profit	(59)	(107)	48	(45.1)	(36.7)
Profit from continuing operations	739	623	116	18.7	36.8
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	739	623	116	18.7	36.8
Minority interests	230	187	42	22.7	41.4
Attributable profit to the Group	509	435	74	17.0	34.8

Balance sheet
Customer loans**	30,550	28,783	1,767	6.1	8.0
Trading portfolio (w/o loans)	3,075	1,388	1,687	121.5	125.4
Available-for-sale financial assets	2,274	2,385	(111)	(4.7)	(3.0)
Due from credit institutions**	3,837	2,599	1,238	47.7	50.2
Intangible assets and property and equipment	347	327	20	6.2	8.1
Other assets	2,680	3,072	(392)	(12.8)	(11.2)

Total assets/liabilities & shareholders’ equity	42,763	38,553	4,210	10.9	12.9
Customer deposits**	23,352	20,988	2,364	11.3	13.2
Marketable debt securities**	6,650	6,022	628	10.4	12.4
Subordinated debt**	985	1,147	(163)	(14.2)	(12.7)
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	4,382	4,253	129	3.0	4.8
Other liabilities	4,932	4,021	911	22.6	24.8
Shareholders’ equity***	2,463	2,122	341	16.1	18.1
Other managed and marketed customer funds	7,256	5,469	1,787	32.7	35.0
Mutual and pension funds	5,564	4,067	1,497	36.8	39.2
Managed portfolios	1,693	1,402	291	20.7	22.8
Managed and marketed customer funds	38,242	33,626	4,616	13.7	15.7

Ratios (%) and operating means
ROE	19.89	17.19	2.70
Efficiency ratio (with amortisations)	38.9	41.2	(2.3)
NPL ratio	5.97	5.91	0.06
NPL coverage	52.4	51.1	1.3
Number of employees	12,081	12,200	(119)	(1.0)
Number of branches	475	493	(18)	(3.7)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

•	Chile (changes in local currency)

•	Attributable profit of EUR 509 million, 34.8% more than in 2013 .

•	Gross income increased 12.6%, backed by net interest income (+17.8%) and fee income (+2.2%).

•	Operating expenses rose 6.3%, a little above the inflation rate, because of investments in technology.

•	Loan-loss provisions were unchanged and the cost of credit improved.

•	Lending rose 8%, particularly in the target segments of high-income clients (+16%) and companies (+8%). Deposits grew 13%, with demand deposits up 16%.

Santander is the leading bank in Chile in terms of assets and customers, with a marked focus on retail activity (individuals and SMEs). Its market share in loans is 19.2% and 17.6% in deposits. Of note is its share of loans to individuals; it is the leader in consumer finance (market share of 24.6%) and in mortgages (20.9%). These shares exclude the investment of Corpbanca in Colombia. The Bank has 475 branches, 1,645 ATMs and 3.6 million customers.

Environment and strategy

In 2014, the economy slowed down to a greater extent than expected, despite the cut in interest rates and the peso’s sharp depreciation against the dollar and, to a lesser extent, the euro. The system’s total lending (excluding the investment of Corbanca in Colombia) increased 11%, backed by loans to individuals, as credit to companies declined in line with investment. Deposits increased 10%, against a backdrop of lower interest rates and the greater attractiveness of money market funds. Deposits plus mutual funds grew 14%.

In this environment, the Group maintained its objective of improving the long-term profitability in a scenario of lower spreads and greater regulations. The strategic plan recognises the importance of positioning the customer in the centre of the strategy and seeks to consolidate the franchise in the leadership positions it historically maintained.

The strategy is based on three pillars:

•	The quality of customer attention and experience;

•	Netput a greater focus on retail banking, particularly medium and high income customers, SMEs and medium sized companies;

•	Netconservative risk management and continuous improvement in processes to enhance operational efficiency.

This management is reflected in business. As regards the quality of service the net satisfaction index of customers improved in all networks and channels, closing the gap with the competition. The Select model was consolidated and the NEO customer relationship management (CRM) by business segments continued to make progress, as it was expanded to all the retail network via NEO SMEs and NEO ONE (a version for supervisors).

The above programmes are producing sustained growth in the number of customers (+7% since March 2013 when Select and NEO CRM were launched), together with a significant improvement in transaction linkage. Lastly, and within credit card business, the alliance with the LATAM airline (Lanpass) was renewed for another five years.

These efforts were reflected in the award by the magazine Euromoney to Santander as the best private bank in 2014, and the prize from Global Finance for the best website for customers.

In corporate banking, we continued to improve the model of specialised attention developed in 2013. This is aimed at strengthening growth in higher value added products, backed by differentiated offers such as Santander Trade and Santander Passport, the incorporation of eight company centres during the year and designing a new model of quality especially for the segment.

GBM successfully launched its TOP 20 plan to reposition itself with the 20 main economic groups in Chile, which produced significant growth in revenues and profit. The focus was mainly on multinational customers, thanks to the advantages provided by the Group’s global scope.

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

We placed $6,800 million in the international bond markets and we are leaders in the local market for funding the main infrastructure works, including the Chacao bridge that will connect the island of Chiloé to the mainland.

Activity

The strategy followed produced an 8% rise in loans (+16% to high income customers and +8% to companies, objetive segments).

Deposits increased 13% (+16% demand deposits).

Several issues were made, among them an Australian dollar one by Santander Chile in February in the Australian market, the first of its kind by a Chilean bank.

Results

Gross income rose 12.6%, as follows:

•	Net interest income increased 17.8%, spurred by growth of volumes in target segments, due to the better mix of deposits and the rise in revenues from the inflation-indexed UF portfolio.

•	Fee income grew 2.2%, still impacted by the regulatory effects on insurance fees. Of note was the rise in fee income from means of payment (+11%), mutual funds (+17%) and transaction banking (+14%).

•	Trading gains fell 19.9%, mainly due to lower gains from managing the portfolio of assets and liabilities. Activity with customers (Santander Global Connect and market-making), on the other hand, performed well due to the greater demand for exchange rate risk hedging because of the peso’s depreciation.

Operating expenses rose 6.3%, above the inflation rate, due to contracts, rentals and salaries indexed to inflation, as well as the impact that the peso’s depreciation had on technology services indexed to the dollar and the euro.

Loan-loss provisions were almost unchanged (+0.5%), which improved the cost of credit. The NPL ratio was 5.97% and the coverage ratio 52%.

Pre-tax profit rose 26.0%. After deducting taxes (lower rate of 7% resulting from the updating of deferred taxes in accordance with the tax reform) and minority interests, attributable profit was 34.8% higher at EUR 509 million.

Strategy and objectives in 2015

The strategy and objectives of the 2014-2017 plan include:

•	Continue the transformation of retail and commercial banking in order to develop a new form of customer relations.

•	Manage the development of employees, transforming them into drivers of the customer-focused culture.

•	Grow in the segments of companies, institutions and GBM.

•	Increase linkage via Select.

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

•	Argentina (changes in local currency)

Santander Río generated an attributable profit of EUR 298 million in 2014, 33.3% more in local currency.

Santander Rio is the country’s leading private sector bank in terms of assets, loans and customer funds, with market shares of 9.2% in lending and 9.5% in deposits. It has 396 branches and 2.5 million customers.

Environment and strategy

In 2014, banking was conducted against a backdrop of economic shrinkage, high inflation and liquidity. The peso’s sharp depreciation against strong currencies at the start of the year resulted in a 27% Badlar interest rate (April), a maximum, which was then cut and stabilised at around 20%. Lending, with shorter maturities (60% of the total at less than one year), decelerated (+20%), particularly to companies, while credit cards (+34%) increased their weight. Stronger growth of deposits (+31%), more stable and balanced between demand and time, raised the system’s liquidity.

The Bank’s commercial strategy continued to focus on strengthening penetration and linkage to the segments of high-income individuals and SMEs, developing improvements in the functionalities of key products and actions to enhance the quality of service.

The Bank continued to focus on transaction services, collections and means of payment, through an offer adjusted to the needs of each customer segment. The objective is to continue increasing recurring revenues, on the basis of funding with low cost demand deposits and higher revenues for services.

Noteworthy activities in 2014 included:

•	Launching of Select in order to improve the value offer for high-income clients and personalised attention. The Bank continued to spur Infinity Black products and services and inaugurate Select spaces and corners. These actions boosted cross-selling, transaction linkage and the profitability of these customers.
•	We also continued the plan to transform branches, adapting the attention model to customers’ needs, improving computerisation and self-management. By the end of 2014 we had transformed 68 branches.

•	Under the Financial Inclusion programme, the Bank opened two “bankarisation” offices in the metropolitan area of Buenos Aires that sought to incorporate to the financial system customers without bank accounts. The Bank also began to introduce micro credits in association with local governments.

•	Launch of the project to build two new corporate buildings, estimated to be operating in 2017. This will strengthen efficient use of resources and spaces.

Santander Rio received several awards in 2014: best bank in Argentina from the magazine Euromoney; best online bank in Argentina and best company to work for from the Great Place to Work Institute.

Activity

Lending rose 23%, particularly to SMEs and companies. Deposits increased 31%, with similar growth in time deposits (+40%) and demand deposits (+26%). Loan and deposit growth and trends were very aligned with the market.

Results

The commercial strategy is reflected in a 38.8% rise in net interest income and 29.6% in fee income, which combined with higher trading gains pushed up gross income by 34.3%.

Operating expenses grew 41.8%, as a result of increasing and transforming the branch network. Net operating income increased 27.8%.

Loan-loss provisions rose 52.3% from a low starting point. The cost of credit was 2.54%, underscoring the excellent credit quality. The NPL ratio was 1.61% and the coverage ratio 143%.

Strategy and objectives in 2015

•	Greater penetration of high-income and SME segments through more linkage.

•	Strengthen transaction products.

•	Increase the branch network, mainly in the country’s interior with high economic potential.

•	Continue to transform branches and improve technology to increase efficiency and the quality of service.

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

•	Uruguay (changes in local currency)

Attributable profit of EUR 54 million, 16.2% more than in 2013.

The Group maintained its leadership in Uruguay. Santander is the largest private sector bank in the country, with a market share in lending of 17.7% and 15.1% in deposits. The consumer finance company Creditel is the best positioned and with the highest brand recognition. Overall, the Group has 89 branches and over 500,000 customers in the country.

Environment and strategy

In 2014, the economy registered solid growth (+3.4% estimated), compared to neighbouring countries, although lower than in 2013. With inflation declining (8.3% in December), the official interest rate remained high, in line with the peso’s depreciation against the dollar (stable against the euro) and high volatility of one-day interbank rates. The system’s total lending and deposits grew 21% and 20%, respectively.

The Bank’s strategy remained focused on the quality of customer attention and on making an offer tailored to their needs and by the most appropriate channel in each case.

The following measures from the commercial standpoint were taken in 2014:

•	Launch of the Select debit card, which was very well received in the market, and penetration of the customer base, which made Select customers link transactionally.

•	Focus on being the transaction bank for companies, increasing linkage and developing innovative products in the market.

•	The Mi proyecto was launched in SMEs. This is an innovative credit campaign supporting this segment, so that new companies can access the financial system.

•	Continued support for state companies, financing important projects for the country.

•	Improvements in the quality of service, with a reduced number of complaints and lower response times. Market research shows customer satisfaction on the up. Credit and debit cards are the most valued products.

Activity

Lending rose 17, particularly to individuals (+19%) and SMEs (+31%). Deposits rose 18%.

Results

Gross income increased 14.9% without the exchange rate impact, fuelled by net interest income (+20.5%) and fee income (+24.1%).

Operating expenses rose 11.2%, after absorbing the higher cost of the ongoing plan to improve efficiency.

The efficiency ratio improved by 2.1 p.p. to 62.0% and net operating income increased 21.6%.

Loan-loss provisions, from a low starting point, increased 37.5%. The NPL ratio was 1.22% and the coverage ratio 217%.

Net operating income after provisions rose 16.0% and attributable profit 16.2%.

In short, the Bank continued to make progress in its objectives of generating recurring results, with a greater share of customer business, on the basis of growth in retail banking business, optimisation of spending and an improved efficiency.

Strategy and objectives in 2015

•	Maintain the business strategy, focused on growth in the retail segment.

•	Position our leadership in segments such as Select, SMEs, middle and mass.

•	Improve efficiency.

•	Maintain low levels of NPLs.

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

•	Peru (changes in local currency)

Attributable profit was EUR 24 million, 31.1% more in local currency.

Environment and strategy

The economy registered slower growth in 2014 (+2.6% estimated), and continued to be driven by domestic demand (around 5%). With inflation under control (+3.2%), the central bank cut interest rates, which contributed to the sol’s depreciation against the dollar (6%), but not against the euro. The system’s lending grew 13% and deposits 4%

Grupo Santander focuses on corporate banking, commercial banking for companies and providing service to the Group’s global customers. Considerable importance is attached to a close relationship with customers and quality of service, while exploiting the synergies with other Group units.

A new auto finance company, guided by a well-known international partner with a lot of experience in Latin America, consolidated its activity in 2014. The company has a specialised business model, focused on service and with installments that enable customers to acquire a new car via all the brands and dealers in Peru.

Activity

Lending rose 28% and deposits 32%, with stable growth in medium term funding.

Results

Gross income grew 33.0%, mainly due to net interest income (+36.3%) and operating expenses rose 27.3%.

The efficiency ratio improved by 1.5 p.p. to 32.8% and net operating income rose 36.0%.

Loan-loss provisions increased 82.0% from a low starting point. The NPL ratio remained very low (0.23%) and the coverage ratio was very high.

Strategy and objectives in 2015

•	Increase lending to the corporate segment, global customers and big companies in the country.

•	Promote the development of advisory services for investment banking and financial structuring for public infrastructure works through public-private funded projects.

•	Continue developing auto finance, in a stable economic environment and of sustained growth.

•	Colombia

Banco Santander de Negocios Colombia, the Group’s new subsidiary in the country, began to operate in January 2014.

Colombia is an important market for Grupo Santander. It is the third most populated country in Latin America and has a high growth potential, due to the country’s plans for infrastructure and economic and social development. Foreign direct investment in the country underscores this potential; there is growing interest among companies to set up in Colombia.

The new bank has capital of $100 million. Its target market is the corporate and business one, with a special emphasis on global customers, customers of the Group’s International Desk and those local customers becoming more international.

Banco Santander de Negocios Colombia has a banking licence that allows it to operate as a local bank for all purposes. It focuses on offering investment banking products, treasury and risk hedging products, foreign trade financing and working capital products in local currency, such as confirming.

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

United States

EUR Million

			Variation
	2014	2013	amount	%	% w/o FX
Income statement
Net interest income	4,642	4,172	471	11.3	11.2
Net fees	683	600	83	13.9	13.7
Gains (losses) on financial transactions	162	96	66	69.5	69.4
Other operating income*	155	(6)	161	—	—
Gross income	5,643	4,861	781	16.1	16.0
Operating expenses	(2,031)	(1,887)	(145)	7.7	7.6
General administrative expenses	(1,813)	(1,705)	(107)	6.3	6.2
Personnel	(1,029)	(958)	(71)	7.4	7.3
Other general administrative expenses	(784)	(747)	(36)	4.9	4.7
Depreciation and amortisation	(219)	(181)	(38)	20.7	20.6
Net operating income	3,611	2,975	636	21.4	21.3
Net loan-loss provisions	(2,233)	(1,520)	(713)	46.9	46.8
Other income	11	(85)	95	—	—
Profit before taxes	1,389	1,370	19	1.4	1.3
Tax on profit	(370)	(395)	26	(6.5)	(6.6)
Profit from continuing operations	1,019	975	45	4.6	4.5
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	1,019	975	45	4.6	4.5
Minority interests	219	174	46	26.3	26.2
Attributable profit to the Group	800	801	(1)	(0.1)	(0.2)

Balance sheet
Customer loans**	67,175	57,374	9,801	17.1	3.1
Trading portfolio (w/o loans)	926	149	777	521.6	447.3
Available-for-sale financial assets	12,695	8,978	3,716	41.4	24.5
Due from credit institutions**	2,462	1,649	813	49.3	31.5
Intangible assets and property and equipment	6,858	2,144	4,715	219.9	181.7
Other assets	6,864	6,474	390	6.0	(6.7)

Total assets/liabilities & shareholders’ equity	96,982	76,768	20,213	26.3	11.2
Customer deposits**	46,575	39,206	7,369	18.8	4.6
Marketable debt securities**	16,000	11,989	4,010	33.4	17.5
Subordinated debt**	772	1,225	(453)	(37.0)	(44.5)
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	17,254	11,966	5,288	44.2	26.9
Other liabilities	5,910	4,464	1,446	32.4	16.5
Shareholders’ equity***	10,472	7,918	2,554	32.2	16.4
Other managed and marketed customer funds	7,552	5,392	2,160	40.1	23.3
Mutual and pension funds	1,640	807	833	103.3	78.9
Managed portfolios	5,912	4,585	1,327	28.9	13.5
Managed and marketed customer funds	70,897	57,811	13,086	22.6	8.0

Ratios (%) and operating means
ROE	7.96	9.04	(1.09)
Efficiency ratio (with amortisations)	36.0	38.8	(2.8)
NPL ratio	2.54	3.09	(0.55)
NPL coverage	192.8	148.1	44.7
Number of employees	15,919	15,334	585	3.8
Number of branches	811	821	(10)	(1.2)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

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•	United States (changes in dollars)

•	Attributable profit of $1,061 million virtually unchanged from 2013. Before minority interests, profit was up 4.5%.

•	Gross income increased 16.0%, with improvements in all lines.

•	Operating expenses rose 7.6%, largely due to those associated with regulatory compliance.

•	Loan-loss provisions were 46.8% higher because of SCUSA.

•	In activity:

•	Santander Bank’s loans to companies increased and the structure of funds was improved.

•	Notable growth in originations and sales at SCUSA, due to the strategic alliance with Chrysler.

The perimeter of Santander US includes retail banking activity, via Santander Bank and Banco Santander Puerto Rico, and consumer finance business, via Santander Consumer USA (SCUSA).

The business model of Santander Bank, with 705 branches and two million customers, focuses on retail customers and companies. It conducts business in the north east of the US, an area that generates 22% of the country’s GDP.

Santander Puerto Rico has 54 branches, 410,000 customers and market shares of 10.0% in lending and 11.7% in deposits, as well as a network of 52 shops that tend to consumer customers. It focuses on individuals and companies.

SCUSA, based in Dallas, specializes in consumer finance, mainly auto finance and leasing of new and used vehicles (mainly focused on retail customers, although also on vehicle dealers), and on consumer credits without guarantees, as well as servicing of portfolios for third parties.

Economic environment

In 2014, business was conducted in an environment of faster growth. With interest rates at historic lows, this enabled the Fed’s quantitative stimulus measures to be reduced and the dollar to strengthen against the euro. With data at September and according to the FDIC Quarterly Banking Profile, total lending rose 5%, strongly backed by commercial and industrial companies, cards and auto finance to individuals. The latter reflects, the rise in sales and auto finance for new and used vehicles. Deposits grew 5% with a higher weight of demand than time deposits because of the interest rate environment.

Retail banking

Santander Bank and Banco Santander Puerto Rico conduct the retail banking strategy.

Santander Bank’s(*) strategy in 2014 centred on growth in loans to companies and consolidating the business derived from auto finance, and on increasing and improving the quality of deposits. In addition, measures to optimise the balance sheet were implemented which will have a positive impact on results in the future.

Lending to commercial and industrial companies continued to grow, led by Global Banking and Markets. Auto finance operations were also consolidated, which is expected to be one of the main sources of growth for Santander Bank over the coming years, obtaining synergies from the Group’s global experience and the local one of SCUSA.

Of note in the retail segment was the good functioning of the innovative Extra20 product launched at the end of 2013. Its main objective is to capture new customers, increase linkage and core deposits. Noteworthy in cards was the launch of the Bravo card, a product for high-income segments.

The strategy in deposits focused on increasing demand deposits and reducing time deposits. In addition, government banking continued to perform well.

The Bank’s balance sheet was restructured in the second half of the year, with the selling of $700 million of unproductive assets and securitising $2,100 million of mortgages. The results from these operations were used to reposition the balance sheet in terms of profitability, cancelling historic long-term debt whose costs were above the market’s.

All of this was reflected in the evolution of lending, which would have risen 6% excluding the aforementioned balance sheet measures, as well as in deposit growth of 7% (+11% in core demand deposits).

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

Santander Bank’s attributable profit fell 10.6% to $490 million.

Gross income declined 5.2%, affected by the reduction in the investments portfolio that impacted net interest income, as well as the decline in fee income largely due to the new regulations on overdrafts.

Operating expenses were 9.7% higher, due to the need to adapt to regulatory requirements, as well as investment in technology (ATMs, mobile banking and cards).

As regards credit quality, the performance remained good. The NPL ratio was 1.41% (-82 b.p. in twelve months) and coverage 109%, reflecting the portfolio’s improved composition and strict risk management. As a result, provisions remained at very low levels.

Santander Puerto Rico stands out for its good credit quality, level of capitalisation, liquidity and quality of service.

The strategy of deleveraging led to a 16% fall in lending.

Attributable profit was $90 million, 12.1% less than in 2013, due to the recognition of deferred tax assets in 2013. Excluding them, pre-tax profit rose 5.2%.

The NPL ratio was 7.45% (+116 b.p. in the year) and coverage 56% (-6 p.p.).

Consumer finance

SCUSA completed in the first quarter of 2014 its public offering of shares and listing on the New York Stock Exchange.

SCUSA continued in 2014 its auto finance plan stemming from the agreement with Chrysler, as well as actions and agreements that enabled it to continue to grow in consumer credit without guarantees. The strategy of the last few quarters was centred on increasing originations, but maintaining more stable on-balance sheet balances, as a result of securitisations and sales of portfolios.

SCUSA continued to seek expansion opportunities in servicing, such as the agreement signed in the second quarter of 2014 with Citizens Bank of Pennsylvania to sell the prime portfolio of auto finance, maintaining collection management. This operation joined the agreement already existing with Bank of America.

New lending rose 25% and on-balance sheet balances 13%, mainly due to the agreement with Chrysler in 2013. Lower growth in recent quarters.

This evolution was reflected in growth in gross income of 32.3%, which did not feed through fully to profits because of the 45.6% rise in provisions, partly linked to greater new lending and the consumer credit portfolio without guarantee. Attributable profit was 16.5% higher at $481 million.

The NPL ratio declined 38 b.p. to 3.97% and the coverage ratio was very high (296%, compared to 240% in 2013).

(*)	Including Santander Holding USA.

Strategy and objectives in 2015

•	In commercial banking (Santander Bank and Puerto Rico):

•	In the retail segment, focus on capturing deposits and customer linkage. Consolidate Select.

•	In companies and GBM, growth in commercial and industrial companies loans, and transactional deposits.

•	In consumer finance (SCUSA):

•	Consolidate the business in the agreement with Chrysler.

•	In auto finance and leasing, strategy of loan originations to sell, maintaining a flat balance sheet.

•	Increase servicing business for third parties.

•	Strengthen the governance and control structures through more investments in technology, risks and regulatory compliance.

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Corporate Activities

EUR Million

			Variation
	2014	2013	amount	%
Income statement
Net interest income	(1,937)	(2,223)	286	(12.9)
Net fees	(37)	(50)	13	(26.2)
Gains (losses) on financial transactions	1,456	1,186	270	22.8
Other operating income	60	139	(79)	(56.9)
Dividends	30	35	(5)	(13.8)
Income from equity-accounted method	(28)	(10)	(18)	170.1
Other operating income/expenses	58	114	(56)	(49.3)
Gross income	(458)	(948)	490	(51.7)
Operating expenses	(763)	(696)	(67)	9.7
General administrative expenses	(653)	(555)	(98)	17.7
Personnel	(243)	(221)	(22)	9.8
Other general administrative expenses	(410)	(333)	(77)	23.0
Depreciation and amortisation	(111)	(141)	31	(21.8)
Net operating income	(1,221)	(1,644)	423	(25.7)
Net loan-loss provisions	2	(201)	203	—
Other income	(571)	(436)	(135)	30.8
Ordinary profit before taxes	(1,790)	(2,282)	491	(21.5)
Tax on profit	6	218	(212)	(97.4)
Ordinary profit from continuing operations	(1,785)	(2,064)	279	(13.5)
Net profit from discontinued operations	—	(0)	0	(100.0)
Ordinary consolidated profit	(1,785)	(2,064)	279	(13.5)
Minority interests	4	7	(3)	(43.1)
Ordinary attributable profit to the Group	(1,789)	(2,071)	282	(13.6)
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	(1,789)	(2,071)	282	(13.6)

Balance sheet
Trading portfolio (w/o loans)	2,916	2,743	173	6.3
Available-for-sale financial assets	7,285	10,676	(3,391)	(31.8)
Investments	643	477	167	35.0
Goodwill	27,548	24,254	3,294	13.6
Liquidity lent to the Group	42,130	17,712	24,419	137.9
Capital assigned to Group areas	72,189	65,088	7,100	10.9
Other assets	56,127	61,880	(5,753)	(9.3)

Total assets/liabilities & shareholders’ equity	208,837	182,829	26,009	14.2
Customer deposits*	5,279	2,851	2,428	85.2
Marketable debt securities*	59,954	64,470	(4,516)	(7.0)
Subordinated debt*	4,107	3,871	236	6.1
Other liabilities	53,179	30,926	22,253	72.0
Group capital and reserves**	86,318	80,711	5,608	6.9
Other managed and marketed customer funds	—	—	—	—
Mutual and pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	69,340	71,192	(1,852)	(2.6)

Operating means
Number of employees	2,633	2,432	201	8.3

(*)	Including all on-balance sheet balances for this item
(**)	Not including profit of the year

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY PRINCIPAL SEGMENTS

•	Corporate Activities

•	Loss of EUR 1,789 million in 2014.

•	An improvement of 13.6% compared to the loss of EUR 2,071 million in 2013.

•	This was due to improved net interest income from the lower cost of issues and trading gains (better results from management of assets and liabilities).

Within Corporate Activities, the Financial Management area conducts the global functions of balance sheet management, both structural interest rate and liquidity risk (the latter via issues and securitizations), as well as the structural position of exchange rates.

•	Interest rate risk is actively managed by taking market positions. This management seeks to soften the impact of interest rate changes on net interest income, and is done via bonds and derivatives of high credit quality and liquidity and low consumption of capital.

•	The objective of structural liquidity management is to finance the Group’s recurring activity in optimum conditions of maturity and cost, maintaining an appropriate profile (in volumes and maturities) by diversifying the funding sources.

•	Management of the exposure to exchange rate movements in equity and in the counter value of units’ results in euros is also conducted on a centralized basis. This management (which is dynamic) is conducted through exchange-rate derivatives, optimizing at all times the financial cost of hedging.

Hedging of net investments in the capital of businesses abroad aims to neutralize the impact on capital of converting into euros the balances of the main institutions that are consolidated and whose currency is not the euro.

The Group’s policy seeks to immunize the impact, which, in situations of high volatility in the markets, sudden changes in interest rates would have on these exposures of a permanent nature. The investments that are currently hedged are those in Brazil, UK, Mexico, Chile, US, Poland and Norway and the instruments used are spot, FX forwards or tunnel options. EUR 15,546 million are currently hedged.

Exposures of a temporary nature – those regarding results that the Group’s units will contribute in the next 12 months in non-euro currencies – are also managed on a centralized basis in order to limit their volatility in euros.

Meanwhile and separately from the financial management described here, Corporate Activities manages all capital and reserves and allocations of capital to each of the units, as well as providing the liquidity that some of the business units might need. The price at which these operations are carried out is the market rate (euribor or swap) plus the risk premium, which in concept of liquidity, the Group supports for immobilizing the funds during the life of the operation.

Lastly, and marginally, the equity stakes of a financial nature that the Group takes within its policy of optimizing investments are reflected in Corporate Activities.

The main developments in the income statement were:

•	Net interest income was EUR 1,937 million negative compared to EUR 2,223 million negative in 2013. This improvement was due to the lower financial cost as a result of reduced outstanding average balance of wholesale funds, after the capturing by the parent bank of funds at lower maturities and amortisations (directly related to existing customer deposits whith balances higher than those of loans).

•	Trading gains, which incorporate those derived from the centralized management of the interest rate and exchange rate risk of the parent bank as well as that from equities, were EUR 1,456 million positive, 22.8% more than in 2013.

•	Operating expenses increased over the previous year because of the combined effect of stable recurring personnel costs (where the efficiency plans are producing their fruits), and the higher costs related to ongoing corporate transactions, which are recorded in the Corporate Centre until their effective entry into force. Costs related to the implementation of the various regulations are also recorded here.

•	Loan-loss provisions recorded a release of EUR 2 million in 2014 as against an allocation of EUR 201 million in 2013, a year when a charge was made related to the integration of banks in Spain.

•	Other income includes the net between various provisions and writedowns and positive results. This figure was EUR 571 million negative compared to EUR 436 million also negative in 2013. The difference was mainly due to provisions for contingencies made in the fourth quarter of 2014.

•	Lastly, the tax line recorded a recovery of EUR 6 million (EUR 218 million in 2013), as a result of higher taxes, associated with the higher results of business units in Spain.

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY SECONDARY SEGMENTS

•	Retail Banking

•	Attributable profit of EUR 5,870 million, 21.8% more than in 2013. Excluding the exchange rate impact, growth was 26.4%, due to:

•	Higher gross income from net interest income.

•	Control of costs.

•	Fewer provisions.

•	The Group progressed in transforming retail banking via three drivers:

•	Specialised management in segments: implementation of Santander Select, Santander Advance, Santander Trade and Santander Passport.

•	Develop the multi channel distribution model.

•	Improve the customer experience.

Retail banking generated 85% of gross income and 72% of the attributable profit of the Group’s operating areas in 2014.

Strategy

Significant advances were made during 2014 in the programme to transform retail banking. The main elements are to improve the knowledge of our customers, specialized management of each segment, develop a multi channel distribution model and continuous improvement in the customer experience, while fostering innovation and taking maximum advantage of the opportunities linked to Grupo Santander’s international positioning.

As regards deepening knowledge of customers, progress was made in improving our analytical skills and a new commercial front was developed in order to put this knowledge at the disposal of all the channels and so enhance productivity and customer satisfaction.

This commercial tool, based on a best practice in Chile, is already being developed in Brazil, Spain, United States and United Kingdom. Installing the tool in all these countries will be completed in 2015 and extended to the rest of the Group.

Based on better knowledge of customers, significant progress was made in 2014 in installing the specialized models by segments. Advances were made on three fronts:

•	Expansion of the Select model for high-income clients. It was installed during 2014 in Argentina, Uruguay, Portugal, United States and Germany, bringing the total number of countries to 11 (tending to two million customers).

•	As part of the benefits for Select customers, we launched the Global Select debit card which received the prize for one of the “Best Ideas of 2014” from the magazine Actualidad Económica.

•	Launch of the Advance programme to make us the reference partner for SMEs. This programme supports SMEs in their development and growth, offering a strong financial offer as well as non-financial support measures. It was launched during 2014 in Spain, Mexico and Portugal and will be extended to the rest of the Group’s countries during 2015.

•	Launch of the Santander Trade Club and Santander Passport to put the Bank’s global reach at the service of our customers.

Retail Banking

EUR Million

			Variation
	2014	2013	amount	%	% w/o FX
Income statement
Net interest income	28,493	27,745	748	2.7	7.0
Net fees	7,700	7,817	(117)	(1.5)	3.4
Gains (losses) on financial transactions	615	1,111	(497)	(44.7)	(41.8)
Other operating income*	(177)	(330)	153	(46.4)	(44.2)
Gross income	36,631	36,343	288	0.8	5.2
Operating expenses	(16,659)	(16,948)	289	(1.7)	2.2
Net operating income	19,972	19,395	577	3.0	7.9
Net loan-loss provisions	(9,736)	(10,874)	1,138	(10.5)	(5.9)
Other income	(1,335)	(1,057)	(279)	26.4	32.4
Profit before taxes	8,901	7,464	1,437	19.2	24.5
Tax on profit	(2,070)	(1,678)	(392)	23.4	29.6
Profit from continuing operations	6,831	5,786	1,045	18.1	23.0
Net profit from discontinued operations	(26)	(15)	(11)	73.2	70.2
Consolidated profit	6,805	5,771	1,034	17.9	22.8
Minority interests	935	952	(17)	(1.8)	4.2
Attributable profit to the Group	5,870	4,819	1,050	21.8	26.4

Business volumes
Customer loans	629,874	583,915	45,959	7.9	4.0
Customer deposits	522,388	508,237	14,151	2.8	(0.6)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY SECONDARY SEGMENTS

Retail Banking. Income statement

EUR Million

	Gross income			Net operating income			Attributable profit
	2014	%	% w/o FX	2014	%	% w/o FX	2014	%	% w/o FX
Continental Europe	10,125	5.9	6.1	5,046	18.5	18.8	1,694	71.4	72.4
United Kingdom	4,984	13.9	8.1	2,410	18.2	12.1	1,398	43.4	36.1
Latin America	16,058	(9.4)	0.5	9,018	(12.0)	(2.7)	2,037	(5.2)	5.8
United States	5,464	16.8	16.7	3,499	22.8	22.7	741	4.9	4.8

Total Retail Banking	36,631	0.8	5.2	19,972	3.0	7.9	5,870	21.8	26.4

The Santander Trade Club was launched in the middle of 2014, helping to generate new international business opportunities by facilitating connection between exporters and importers. The portal has received more than one million visitors.

Santander Passport is a specialized attention model, which enables our most international customers to be tended to in all Santander’s subsidiaries in the same way, taking advantage of the Group’s international positioning

Multi channel retail banking continued to be promoted so that customers can do business with the Bank in the most convenient way for them. Some examples include:

•	New and better commercial websites in Argentina, Spain, Portugal and United Kingdom.

•	New mobile apps in Germany, Brazil, Poland, Puerto Rico and Uruguay and the new concept of simple mobile banking in the UK (Smartbank) and in Spain (sWallet).

•	New services such as the virtual advisor in Poland which allows remote advising to customers, the customer-manager online collaboration in Spain and the possibility to make P2P payments between telephones in the UK, Poland, Spain and Mexico.

•	Launch of the digital manager in Spain, a tablet application that supports the commercial activity of company managers.

In recognition of our value proposal in multi channels, the magazine Global Finance awarded our bank in Chile the prize for the best Latin American website for financial products and in payment of accounts and Santander Rio the best online bank in Argentina.

We continued to work in all countries to improve the customer experience. Of note was the UK, which, through its Simple, Personal and Fair programme and the success of the 1|2|3 account, is improving on a sustained basis the customer satisfaction levels.

We also believe in the need to foster innovation as the key driver for leading the market in a changing environment. Reflecting this philosophy, SANTANDER ideas:), a corporate social network that enables diversity, talent and the collective intelligence of all the Group’s employees to be better exploited.

Three challenges have been launched, related to transforming retail banking, improving the management of talent and transforming branches, with the commitment to implement the best ideas generated by employees.

In the coming months, Santander will continue to make headway in the process of transforming retail banks, moving toward an increasingly simple, personal and fair model.

Results

Attributable profit was EUR 5,870 million, 21.8% more than in 2013. Excluding the exchange rate impact, growth was 26.4%.

This evolution was due to the good evolution of the main lines of the income statement. Gross income rose 5.2%, spurred by net interest income (+7.0%); control of costs, falling in real terms (-1.4%), and a 5.9% drop in loan-loss provisions.

Strategy and objectives in 2015

Continue the process of transforming the Group’s retail banks, with a special focus on:

•	Knowing our customers better by improving our business intelligence skills.

•	Strengthening the Santander franchise by implementing specialized models and global proposals.

•	Progressing in the multi channel transformation of retail banks and promoting digital channels.

•	All of this, with a clear focus on the customer experience and taking maximum advantage of the opportunities linked to Grupo Santander’s international positioning.

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ANNUAL REPORT 2014	ECONOMIC AND FINANCIAL REVIEW INFORMATION BY SECONDARY SEGMENTS

•	Global Wholesale Banking

•	Attributable profit of EUR 1,614 million (+10.0% and +16.3% in constant euros). Of note:

•	Solid revenues (+2.5%) and sharp fall in loan-loss provisions (-41.4%), both in constant euros.

•	Higher operating expenses from investment in franchises being developed. The efficiency ratio of 36.4% is a benchmark for the sector.

•	The focus remained on customers (89% of revenues) and on managing risks, liquidity and capital.

Santander Global Banking & Markets (SGB&M) contributed 12% of the operating areas’ gross income and 20% of attributable profit.

Strategy

SGB&M maintained in 2014 the key pillars of its business model, focused on the customer, the global reach of the division and its interconnection with local units, within active management of risk, capital and liquidity.

The main actions of SGB&M were focused on:

•	Developing together with Retail Banking a range of high value products for the various customer segments in all the Group’s units.

•	Promoting transaction business in the UK, US and Poland.
•	Strengthening the results of the franchise of customers in the rest of the countries in order to gain market share.

•	Building the Financial Solutions & Advisory unit in order to provide an integral solution to customers’ advisory and structural financing needs.

•	All with strict management of consumption of risk weighted assets in order to maximise the area’s profitability.

Results and activity

Attributable profit was 10.0% higher at EUR 1,614 million. After eliminating the exchange rate impact, growth was 16.3%, fuelled by solid gross income and a sharp reduction in provisions.

Gross income rose 2.5%, backed by net interest income and fee income (+13.4% overall). The sharp fall in trading gains (-32.8%), due to the impact of markets on operations with customers and valuation adjustments, reduced the visibility of revenues.

Operating expenses (+6.5%) reflect investments in high potential markets, particularly in the UK and US. The combination of revenues and costs brought the efficiency ratio to 36.4%, levels that remain benchmarks for the sector, and net operating income was stable in constant euros (+0.4%).

The 41.4% drop in loan-loss provisions, basically due to Spain and Mexico, pushed up net operating income after provisions by 17.9%, and this growth fed through to attributable profit.

These results were backed by the strength and diversification of customer revenues, which accounted for 89% of the area’s total and were 1.0% higher without the exchange rate impact (-2.9% in euros), with differences by business sub areas, as follows:

Global Wholesale Banking

EUR Million

			Variation
	2014	2013	amount	%	% w/o FX
Income statement
Net interest income	2,533	2,361	172	7.3	13.5
Net fees	1,414	1,293	121	9.4	13.2
Gains (losses) on financial transactions	747	1,154	(407)	(35.3)	(32.8)
Other operating income*	302	279	23	8.4	8.2
Gross income	4,997	5,088	(91)	(1.8)	2.5
Operating expenses	(1,820)	(1,764)	(56)	3.2	6.5
Net operating income	3,177	3,324	(147)	(4.4)	0.4
Net loan-loss provisions	(546)	(953)	406	(42.7)	(41.4)
Other income	(107)	(70)	(36)	51.6	47.7
Profit before taxes	2,524	2,301	223	9.7	16.9
Tax on profit	(689)	(637)	(52)	8.2	16.6
Profit from continuing operations	1,835	1,664	171	10.3	17.0
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	1,835	1,664	171	10.3	17.0
Minority interests	220	197	24	12.1	22.5
Attributable profit to the Group	1,614	1,468	147	10.0	16.3

Business volumes
Customer loans	86,589	85,390	1,199	1.4	(0.2)
Customer deposits	84,496	61,427	23,068	37.6	36.5

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses

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Transaction Banking

Global Transaction Banking(1) increased its customer revenues by 2.8% in constant euros, with a good contribution from most of activities in an environment of containment of spreads and low interest rates. The decline in euros was 2.3%, due to the impact of the depreciation of Latin American currencies.

By businesses, better evolution of trade finance, with strong growth in all countries. Of note was the UK, the units in Asia and the three large Latin American countries, a region that in 2014, once again, obtained awards for certain transactions.

Of note was Santander’s leadership in export finance as a result of the help given to our customers in their large operations, as well as the strong growth in working capital solutions, a product in expansion in a context in which companies are aware of the competitive advantage generated by effective management of their supply chain.

Notable operations in 2014 included: the participation as lead arranger in a 12-year $300 million loan with the guarantee of the Multilateral Investment Guarantee Agency (MIGA); the participation as arranger in the Pemex bond of $1,000 million with a US Exim guarantee; as well as the signing of a $500 million receivable purchase programme with Vale, which incorporates risk mitigation structures through a credit insurance policy of Euler Hermes.

The solid contribution of cash management business was also maintained in 2014. Of note was the evolution of Brazil and Mexico, where Santander promoted a local offer combined with regional treasury management solutions, and there was an increasing contribution from the European units.

Custody and settlement also evolved well, strongly supported by the recovery in Spain and Brazil’s contribution. The contribution of basic financing declined, however, due to a general containment of spreads in Europe, which was not offset by other countries.

Financing Solutions & Advisory

Financing Solutions & Advisory(2) increased its revenue contribution (+15.1% excluding the exchange rate effect and +11.6% in euros), thanks to the solid evolution of its various businesses.

In project finance, Santander remained one of the world’s leading banks, actively contributing to the adjustment of the business and of the market to the new regulatory and financing conditions. In 2014, SGBM again stood out in placing project bonds for Europe, Mexico and Brazil, which means moving toward a less capital-intensive business. Also noteworthy were the results of the cooperation with the trade and export finance areas in structuring transactions that combine long-term financing with support for credit institutions (two deals closed in the year), as well as advisory activity, mainly in Latin America, where the Bank is in the top positions in the league tables.

The most important operations include: issuance of a new $580 million project bond for a subsidiary of the Brazilian group Odebrecht where Santander acted as global coordinator and rating advisor; underwriting the tariff deficit and Capibara project in Spain; advice and future participation in the debt of Ramones together with the Ventika I and II project in Mexico, and Renova’s Alto Sertao II wind complex in Brazil.

In syndicated corporate loans, Santander also maintained reference positions in Europe and Latin America. Of note was SGBM’s participation throughout 2014 in syndicated loans for large companies such as Imperial Tobacco (£7,750 million) where it acted as underwriter, bookrunner and mandated lead arranger; Bayer ($14,200 million), as mandated lead arranger and BSkyB, in two operations (EUR 6,500 million and £1,450 million), where it was mandated lead arranger.

In the capital market, and in response to the scenario of disintermediation currently facing the financial industry, Santander strengthened its origination and distribution capacities, enabling it to lead the rankings in various countries and markets, from that of Brazilian issues in euros to one so specific and local as that of the Housing Associations in the UK. The issues in euros for the Treasuries in Brazil and Chile, as well as for Codelco (the first by a Chilean company in 15 years), are good examples. In addition, SGBM continues to strengthen its global capacities with growth projects in the high-grade market in the US, private placements and high yield in Europe.

In corporate finance, SGBM also took advantage of the Group’s position in markets and customers to participate in significant operations. Of note were advisory services for American Tower’s purchase of the Brazilian BR Towers; the capital increase of Fibra Uno in Mexico, the country’s second largest placement, where Santander acted as global coordinator; the advisory services in

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Orange’s public offering to acquire 100% of Jazztel, the offering of Endesa and FCC’s capital increase, all of them in Spain; as well as Enersis’s takeover bid to increase its stake in Brazil’s Coelce.

Lastly, the business of A&CS continued to increase its contribution to the Group in parallel with the growth in its portfolio of customers in all countries. Among the most notable operations was the leasing operation of three Boeing 777-300 ERs for Singapore Airlines and the bridge equity financing of a MW 138 wind farm project in Mexico for Renovalia and First Reserve.

Global Markets

Global markets(3) reduced its total customer revenues by 12.2% (-9.1% without the exchange rate impact), largely due to the smaller contribution form European units.

Positive evolution of revenues from the sales business, which accounted for more than half of the area’s revenues, fuelled by double-digit growth in constant euros in the three big Latin American countries. There were also rises, although more moderate, in Spain and UK. By type of customer, growth in the retail and institutional segments in all units, with a varied contribution from the segment of corporate customers.

Sharp decline in revenues from the management of books in Europe, which was only partly offset by the rise for the whole of Latin America. Of note by products was the rise in primary placement of credit issues and the fall in the secondary market books of flow products in Europe.

Greater contribution from equities, which increased customer revenues in constant euros, backed by the strength of activity in Europe, both in the primary as well as the secondary market and offsetting the decline in Latin American countries. Weak organised derivative markets, where the Group has leadership positions in Spain (MEFF- Spanish Market of Financial Futures) and in Mexico, with market share in settlement and execution of orders of more than 20% in all the listed assets (exchange rates, interest rates and stock market indexes).

Strategy and objectives in 2015

The main priorities in 2015 are:

•	Continue the 2014 lines of action: cooperation with retail networks; commitment to transaction banking; develop franchises with high potential (UK, US and Poland).

•	Increase our range of credit products for corporate clients and investors.

•	Advance in our coverage in Asia and the Andean region, in line with the Group’s stronger activity in these areas.

Ranking in 2014

	Activity	Area	Country / region	Source
Award	Best Trade Advisor in Latin America	GTB	Latin America	Trade Finance
Award	Best Supply Chain Finance Bank in Latin America	GTB	Latin America	Trade Finance
Award	Best Commodity Finance Ban in Latin America	GTB	Latin America	Trade Finance
Award	Best Export Finance Arrager in Latin America	GTB	Latin America	Trade Finance
Award	Best Overall Trade Bank in Latin America	GTB	Latin America	Trade Finance
Award	Best Trade Finance Bank in Latin America	GTB	Latin America	GTR
Award	Americas Oil & Gas Deal of the Year: Los Ramones Sur	FS & Advisory	America	Project Finance International
Award	Europe Power Deal of Year: Gemini	FS & Advisory	Europa	Project Finance International
Award	Middle East & Africa Refinery Deal of the Year: Star Rafineri	FS & Advisory	Middle East y Africa	Project Finance International
Award	North American Renewables Deal of the Year - Regulus	FS & Advisory	North America	Infrastructure Journal
Award	SSAR Bond / Euro Bond: Spain´s € 10Bn 10-year bond	FS & Advisory	Spain	IFR
Award	Latin America Bond: Fibra Uno´s US$1Bn dual-tranche bond	FS & Advisory	Latin America	IFR
N1.	Equities Research Iberia	Global Markets	Iberia	Institutional Investors
N1.	Equities Research Iberia	Global Markets	Iberia	Thomson Reuters Extel
N1.	Equities Sales Iberia	Global Markets	Iberia	Thomson Reuters Extel
N1.	Equities Sales Trading Iberia	Global Markets	Iberia	Thomson Reuters Extel
N1.	Equities Corporate Access Iberia	Global Markets	Iberia	Thomson Reuters Extel

(*).-	Ranking according to survey selection criteria

(1)	Global Transaction Banking (GTB): includes the businesses of cash management, trade finance, basic financing and custody.
(2)	Financing Solutions & Advisory (FS&A): ): includes the units of origination and distribution of corporate loans or structured financing, the teams of origination of bonds and securitisation, the corporate finance units (mergers and acquisitions, primary equity markets, investment solutions for corporate clients via derivatives), as well as asset & capital structuring.
(3)	Global Markets (GM): includes the sale and distribution of fixed income and equities, interest rates and inflation; trading and hedging of exchange rates and short-term money markets for the Group’s wholesale and retail customers; management of the books associated with distribution; and brokerage of equities and derivatives for investment and hedging solutions.

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•	Private Banking, Asset Management and Insurance

•	Attributable profit of EUR 703 million (+18.4% more than in 2013).

•	Without the perimeter effect (sale of 50% of fund management entities in 2013) and the exchange rate impact, profit would have been 31.3% higher.

•	Total gross income for the Group (including that paid to the networks) represented 10% of the operating areas’ total and increased 6.8% on a like-for-like basis (perimeter and exchange rates).

•	Private banking: recovery of gross income and lower provisions spurred attributable profit, which grew 16.9% in constant euros.

•	Asset management: on a like-for-like basis, total gross income increased 22.4% and attributable profit doubled.

•	Insurance: 2.9% growth in constant euros in total gross income plus value of business recognized via corporate operations.

The area’s attributable profit was EUR 703 million (8% of the operating areas’ total).

Strategy

Private Banking. The process of developing and installing a homogeneous model, which offers comprehensive solutions for the financial needs of the Group’s clients with the highest net worth, via commercial units specialized by countries and supported by the Group’s other global areas, continued during 2014. Its three basic pillars are:

•	Segmentation, as a tool to define a tailored and efficient value offer that also tends to the needs of the next generations.

•	Customer linkage and satisfying customer needs.

•	Decisive commitment to multi channels in an increasing digital environment.

An important milestone in 2014 was integrating the three specialized networks in Spain, consolidating Santander as the reference for high net worth clients in the country.

Asset Management. Under the strategic alliance with Warburg Pincus and General Atlantic to promote the global business of asset management, the area continued to advance in its marketing model, backed by the strength and knowledge of local markets. Of note among the key aspects in 2014 were:

•	Review and general adjustment of the range of products, with a greater focus on clients and their saving-investment needs.

•	An important effort in training commercial networks teams in order to strengthen the range of products and ensure their correct distribution in accordance with the features of each customer.

•	Extending and consolidating investment solutions with profiled funds in eight of the Group’s core countries, as well as launching specialized ranges for the Select segment in three of them.

Private Banking, Asset Management and Insurance

EUR Million

Income statement	2014	2013	Variation amount	%	% w/o FX
Net interest income	462	498	(36)	(7.3)	(5.6)
Net fees	610	547	63	11.5	13.4
Gains (losses) on financial transactions	32	43	(11)	(25.8)	(24.7)
Other operating income*	402	343	59	17.2	23.6
Gross income	1,506	1,431	75	5.2	8.0
Operating expenses	(579)	(575)	(4)	0.8	2.1
Net operating income	927	857	70	8.2	11.9
Net loan-loss provisions	(0)	(50)	50	(99.2)	(99.2)
Other income	(7)	(19)	12	(62.0)	(61.4)
Profit before taxes	919	787	132	16.8	21.1
Tax on profit	(193)	(171)	(22)	12.8	14.8
Profit from continuing operations	726	616	110	17.9	23.0
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	726	616	110	17.9	23.0
Minority interests	23	22	1	4.6	14.2
Attributable profit to the Group	703	594	109	18.4	23.3

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses

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Insurance. The area continued to advance in building a sustainable business model focused on the customer and on their protection needs. The objective is to construct long-term relations of confidence on the basis of the customer’s experience; protection solutions tailored to each segment and an innovative model of multi channel marketing.

The focuses in 2014 were:

•	Increase the range of open market insurance, with a greater degree of segmentation and multi channel. With the launch in all countries of insurance products for different customer profiles, the main focus was on the Select (high income) and Advance (SMEs) segments.

•	Strengthen bancassurance business via strategic alliances with insurers that are global leaders, thereby enabling Santander’s clients to access a larger and more innovative range of products. An agreement was signed during 2014 with CNP to develop the insurance business of Santander Consumer Finance in Europe, and extend the cooperation agreement with Aegon to the Portuguese market.

•	The strategic agreements with Zurich in five Latin American countries, with Aegon in Spain and Aviva in Poland continued to meet their goals.

Results and activity

The whole area registered a trend of sustained improvement in gross income and spreads that resulted in the highest attributable profit in two years being recorded in the fourth quarter.

Of note was the 5.2% growth in 2014 in gross income, which absorbed the lower perimeter (sale of 50% of the fund management institutions in the fourth quarter of 2013) and the depreciation of Latin American currencies. Flat operating expenses and lower provisions lifted attributable profit by 18.4%. Eliminating these effects, growth was 11.2% and 31.3%, respectively.

The area’s total contribution to the Group by these three global businesses (including revenues recorded by the distribution networks) amounted to EUR 4,528 million (+1.9% and +6.8% on a like-for-like basis and constant exchange rates). These revenues accounted for 10% of the operating areas’ total.

Private Banking. Attributable profit was EUR 319 million (+15.7% and +16.9% in constant euros), with a good evolution of gross income, operating expenses and provisions.

Private Banking, Asset Management and Insurance. Income statement

EUR Million

	Gross income			Net operating income			Attributable profit
	2014	%	% w/o FX	2014	%	% w/o FX	2014	%	% w/o FX
Private Banking	889	1.0	2.4	481	1.9	3.0	319	15.7	16.9
Asset Management	162	29.8	33.7	121	50.0	57.0	114	36.8	43.1
Insurance	455	6.7	12.2	325	7.0	14.4	270	14.9	24.0

Total	1,506	5.2	8.0	927	8.2	11.9	703	18.4	23.3

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Excluding the exchange rate impact, gross income recovered, thanks to more commercial revenues (+3.9%) and costs (+1.6%) rising at below the inflation rate. Net operating income increased 3.0% in constant euros and the efficiency ratio improved to 46%, a reference for the sector. Lastly, the sharp fall in loan-loss provisions explains the rate of profit growth.

Strategy and objectives in 2015

Private Banking

The global business of private banking will continue to focus on consolidating the comprehensive advisory model which increase in the number of clients and their level of satisfaction and assets under management. Key aspects of this strategy are the development of:

•	a value offer that includes transaction banking, financing and investment advice.

•	a technological platform that guarantees the quality of services provided and adjusts the recommendations to the customer’s risk profile.

Of note were the greater contributions of Spain and Portugal and in Latin America of Brazil and Chile (flatter contributions from the rest of units).

Asset Management. Attributable profit was EUR 114 million, 36.8% more than in 2013, after absorbing the sale of 50% of the fund management entities and the depreciation of Latin American currencies. On a like-for-like basis in terms of the perimeter and exchange rates, attributable profit doubled (+100.4%), basically due to the greater contribution of the shared fund management entities.

Total gross income including the fee income paid to the networks was EUR 1,039 million, 13.3% more than in 2013 (+22.4% with constant perimeter and exchange rates).

The rise in the business volume contributed to this. Total funds marketed and managed were 17% higher than in 2013 at EUR 162,000 million at constant exchange rates, of which EUR 136,000 million were mutual and pension funds, and the rest clients’ managed portfolios. Three countries have three-quarters of the business:

•	Spain’s assets under management increased 21% to EUR 59,000 million. Of note is Santander Asset Management which, backed by capturing of mixed and profiled products (four funds in the year’s top 10), consolidated its leadership.

•	In Latin America, Brazil’s assets amounted to EUR 50,000 million (15% in local currency), spurred by the high income and corporate segments.

•	Mexico’s managed assets increased 10% to EUR 11,500 million, due to robust demand for the profiled funds Select and Elite during the year

Strategy and objectives in 2015

Asset Management

•	Continue to build a sustainable business model on the foundations of the institutional and distribution capacities of the strategic alliance underway.

•	Continue with the extension to the markets where the Group operates of more diversified profiled solutions that are tailored to the different customer segments in order to offer them greater value added.

Of note among the rest of units was the high growth in volumes in local currency of Chile (+35%), Portugal (+23%) and United States (+25%).

Insurance posted an attributable profit of EUR 270 million, 14.9% more than in 2013. Eliminating the exchange rate effect, attributable profit was 24.0% higher, strongly backed by the greater contribution of joint venture insurers (at 50%) in the strategic alliances.

In terms of the total contribution to the Group, the revenues generated by business (including fee income paid to the networks) amounted to EUR 2,600 million, 2.9% more than in 2013 at constant exchange rates (-1.7% in current euros).

There was a similar evolution of the total result for the Group (pre-tax profit plus fee income paid to the networks), which increased 3.0% in constant euros. The evolution by geographic area varied

•	Europe’s contribution was 0.4% lower. The better evolution of Santander Consumer Finance (+5.8%) and Poland (+42%) offset the declines in Spain, Portugal and United Kingdom.

•	Latin America’s contribution was up 8.1% in an increasingly strict regulatory environment. Greater impact in Chile (-4.1%). The rest of countries continued to increase their total contribution, particularly Mexico (+18.5%).

Strategy and objectives in 2015

Insurance

•	Increase the customer linkage of the Group’s units, with a range of more segmented products tailored to clients’ needs.

•	Facilitate contracting via any of the channels available in the Bank.

•	Boost the weight of non-linked protection products.

•	Extract the maximum value from the strategic alliances with world insurance leaders in the development of a sustainable business model.

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5

Risk management report

- 168 Executive summary
- 172 European Central Bank comprehensive assessment
- 175 Corporate principles of risk management
- 177 Corporate governance of the risk function
- 181 Management model and control of risks
- 192 Risk environment
- 194 Credit risk
- 223 Trading market risks and structural risks
- 245 Liquidity risk and funding
- 259 Operational risk
- 268 Compliance, conduct and reputational risk
- 274 Model risk
- 275 Capital management
- 281 Appendix: EDTF transparency

ANNUAL REPORT 2014	RISK MANAGEMENT REPORT EXECUTIVE SUMMARY

Executive summary

Grupo Santander’s risk management and control principles	pages 177 to 178

•	Group Wide Risk Management (GWRM): comprehensive risk management integrated at all levels of the Group, efficiently aligning the strategic business objectives with a medium-low and stable risk profile.

•	Integration of the risk culture throughout the Group, driven by senior management and with remuneration frameworks aligned with the risk appetite.
•	The risk function is independent of the business functions.

•	Powers and attributions with collegiate decisions that ensure opinions are contrasted.

•	Formulation and monitoring of the risk appetite, analysis of scenarios using advanced models and metrics, establishing a framework of control, reporting and scaled that identifies the risks.

Regulatory capital	pages 275 to 280

•	The CET1 (Base III fully loaded) was 9.7% following the January 9, 2015 capital increase of EUR 7,500 million to support the Group’s organic growth plans.

•	The Comprehensive Assessment underscored the resilience of the Group’s balance sheet.

•	Marginal adjustment (4 b.p. in CET1) of the AQR, reflecting correct classification of the risks and adequate coverage.

•	CET1 deterioration of only 29 b.p. in the stress tests, the smallest impact among our euro zone peers.

Liquidity risk and funding	pages 245 to 258

•	Santander has a comfortable liquidity position, backed by its commercial strength and model of autonomous subsidiaries, with a high level of customer deposits.

•	The net loan-to-deposit ratio at the Group level remained at very comfortable levels (113%).

•	In a more favourable market environment, with abundant liquidity at lower cost, greater recourse in 2014 to medium and long-term wholesale funding: 18 units issuing in 15 countries and 13 currencies.

•	Compliance ahead of schedule with the regulatory requirements, and further rise in the Group’s liquidity reserve to EUR 230,000 million.

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Improved credit risk profile	pages 194 to 222

•	More than 80% of risk is with commercial and retail banking.

•	High geographic diversification and by sectors

•	Better risk profile:

•	Group NPL ratio of 5.19%, 45 b.p. lower than in 2013. Of note Brazil (-59 b.p.), UK (-19 b.p.) and Spain (-11 b.p.).

•	Coverage ratio of 67% (+5 p.p.).

•	Provisions at the end of the year stood at EUR 10,562 million, and fell in all the large units.

•	Cost of credit 1.43% (1.53% end of 2013).

Main magnitudes

Market trading and structural risks	pages 223 to 244

•    The average VaR in trading activity of global wholesale banking remained at low levels due to the customer service focus and geographic diversification.

•    The balance sheet structure enabled the changes in interest rates to have a low impact on net interest income and equity value.

•    Coverage levels of the core capital ratio at around 100%, in the face of exchange rate movements.

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This management report provides extensive information on the risks facing the Group, the way in which they are managed and controlled and how they are affecting the Group’s activity and results. The actions taken by the Bank to minimise their occurrence and mitigate their severity are also set out.

In line with the best market practices, a map is included for navigating that enables the reader to track the main issues discussed in this risk management report through various documents published by the Group: Annual report, Auditor’s report and annual consolidated accounts and Pillar 3. In this same line of fostering transparency, the IPR includes a glossary of terms that set out the basic terminology of risks used in this chapter, as well as in the IPR itself.

The appendix at the end of this report has a table showing the location in the information published by Grupo Santander of the recommendations of the Enhanced Disclosure Task Force (EDTF), promoted by the Financial Stability Board.

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Map for navigating Grupo Santader’s documents with risk management and control information

Block	Points	Annual Report	Audit Report & Annual accounts	IPR (Pillar III)
ECB comprehensive assessment	ECB comprehensive assessment	Page 174	Note 54.10	Section 5

Corporate principles	Corporate principles of risk management and control	Page 177	Note 54.1	Section 5

Corporate governance of the risk function	Corporate governance of the risk function	Page 179	Note 54.2	Sections 5 and 6

	Map of risks	Page 182
	Group Wide Risk Management (GWRM)	Page 183
	Risk assessment	Page 183
	Risk appetite and structure of limits	Page 184

Management model and control of risks	Analysis of scenarios	Page 187	Note 54.3	Section 13
	Viability plans and living wills	Page 188
	Independent reporting	Page 188
	Internal control framework	Page 189
	Risk culture	Page 190

Risk environment	Risk environment	Page 192

	Introduction to the treatment of credit risk	Page 194
	Main magnitudes and evolution (risk map, evolution, conciliation,	Page 194
geographic distribution and segmentation, management metrics)
	Detail of main markets: UK, Spain, Brazil	Page 203
	Other risk credit risk optics (credit risk by activities in financial markets, concentration risk, country risk, sovereign risk and environmental risk)	Page 210	Note 54.4 and other notes
Credit risk	Credit risk cycle (pre-sale, sale and post sale)	Page 218	and related information	Sections 7 and 8
	Risk study and process of credit rating, and planning and setting of limits (analysis of scenarios)	Page 218
	Decision on operations (mitigation techniques of credit risk)	Page 219
	Monitoring, measurement and control	Page 220
	Recovery management	Page 222

	Activities subject to market risk and types of market risk	Page 223
	Trading market risks	Page 224
	Main magnitudes and evolution	Page 224
	Methodologies	Page 234	Note 54.5
Trading market risk	System for controlling limits	Page 235	and other notes	Section 9
and structural risk	Structural risk balance sheet	Page 236	and related
	Main magnitudes and evolution	Page 236	information
	Methodologies	Page 240
	System of control of limits	Page 241
	Pension, actuarial and fiduciary risks	Page 241

	Introduction to the treatment of liquidity and funding risk	Page 245
	Liquidity management framework. Monitoring and control of liquidity risk		Note 54.6
Liquidity risk and funding	(organisational and governance model, analysis of the balance sheet and liquidity risk measurement, management adapted to business needs)	Page 246	and other notes and related	Section 10
	Financing strategy and evolution of liquidity in 2014	Page 250	information
	Funding outlook for 2015	Page 258

	Definition and objectives. Corporate governance and organisational model Risk management model and control of operational risk	Page 259
	(management cycle, identification model, measurement and risk assessment, implementation of the model, reporting system)	Page 260	Note 54.7
Operational risk			and other notes	Section 11
and related
	Evolution of the main metrics. Mitigation	Page 263	information
measures. Business continuity plan
	Other aspects of control and monitoring of operational risk	Page 266

	Definitions and objectives. Corporate governance and organisational model	Page 268
	Risk appetite model and regulatory risk assessment exercise	Page 269	Note 54.8
Compliance, conduct			and other notes
and reputational risk	Risk management model (anti-money laundering and terrorist		and related	Section 12
	financing, marketing of products and services, conduct in the securities	Page 269	information
markets, corporate defence, relationship with supervisors)

Model risk	Model risk	Page 274	Note 54.9

Capital management	New regulatory framework	Page 277	Note 54.10
and capital risk control	Economic capital	Page 277	and other notes	Sections 2 and 5
	Planning of capital and stress test	Page 279	and related information

Appendix:
EDTF transparency	EDTF table of recommendations	Page 281

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1. ECB comprehensive assessment

ECB comprehensive assessment

The European Central Bank began in October 2013 its comprehensive assessment with a view to launching as of November 4, 2014 the Single Supervisory Mechanism. This exercise submitted banks to an assessment of their risk, an analysis of their asset quality and a stress test. Its objective is to enhance transparency, control and credibility, so that the results strengthen private sector confidence in the solvency of European banks and in the quality of their balance sheets.

The EU’s main banks participated, on the basis of meeting at least one of the following criteria: (1) Assets of more than EUR 30,000 million, (2) assets of more than 20% of the GDP of their country of origin and (3) being one of the three largest banks in a Member State.

The comprehensive assessment was based on three pillars:

•	Risk Assessment: prior evaluation of the business model and the most relevant risks, including those related to liquidity, leverage and funding. Each bank’s risk profile was taken into account, their relationship with other banks and their vulnerability to external factors.

•	Asset Quality Review (AQR): qualitative and quantitative analysis of credit and market exposure at the end of 2013, including off-balance sheet assets, non-performing loans, refinancings and sovereign risk. Its objective is to assess whether the provisions and valuation of the collateral of credit exposure are adequate, as well as assess the complex instruments and high-risk assets. It was structured in three phases:

•	Portfolio selecion: at the proposal of each country’s authorities, the portfolios to be included in the analysis were selected, complying with criteria on coverage at the bank level.

•	Execution: validation of the integrity of the data provided, assessment of the guarantees, and recalculation of the provisions and risk weighted assets.
•	Verification: analysis of the consistency in order to ensure the comparability of the results of all the portfolios and all banks in the European Union. Also included was an analysis of the control of quality, guidelines and definitions.

•	Stress Test: analysis of the capacity of each bank to withstand an adverse scenario, carried out in conjunction with the European Banking Authority (EBA).

The exercise establishes baseline and adverse scenarios which impact a bank’s performance, including its risks (credit, market, sovereign, securitisation and cost of funding), with a three-year time scale (2014-2016), using data at the end of 2013 and adjusted by the asset quality review. The adverse macroeconomic scenario took into account some systemic risks for the banking sector such as an increase in global bond yields, especially those linked to emerging economies or a further deterioration of asset quality in countries with weaker fundamentals and vulnerable financial sectors.

The minimum capital (CET1) is set at 8% in the baseline scenario and 5.5% in the adverse scenario, in accordance with the definition of Basel III (CRD IV/CRR) and its gradual schedule of introduction (phase-in).

The stress test results are based on scenarios defined in the methodology and are not forecasts of financial performance or capital ratios. The stress test is based on common methodology designed by the European Banking Authority, which includes a key hypothesis for simplifying the exercise (for example, a static balance sheet, a dividend distribution similar to the average of the last three years and valuation adjustments in sovereign debt).

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Stress test 2014 basic data for the European Union as a whole (EBA perimeter)

Sample	Impact CET1 fully loaded	Capital shortfall

• 123 banks	• AQR: -40 p.b.	• Maximum: EUR 24.6 billion

• EUR 28 trillion of assets (70% of EU banking system)	• Adverse scenario: -230 p.b. • Total: -270 p.b.	• Current: EUR 9.5 billion (after 2014 measures)

Results of the ECB’s comprehensive assessment of Banco Santander

The ECB’s comprehensive assessment of Banco Santander underscored the quality of its portfolios, the correct valuation of assets and adequate provisions, as well as the strength of its business model in the event of adverse macroeconomic scenarios.

As regards the Asset Quality Review, 16 large credit portfolios of several countries and various segments (residential, SMEs, corporates) which represented more than 50% of credit risks were analysed. Procedures and policies were revised, samples taken and cases reviewed, properties and guarantees assessed, as well as reviewing assessment of the trading portfolio.

The adjustment required as a result of this exhaustive analysis was marginal on the CET1 (-4 b.p.), the smallest impact among our peers and far from the average for the Spanish banking system (-40 b.p.). All of this reflects the correct classification and valuation of assets, as well as the adequate level of provisions for risks.

Furthermore, in terms of level 3 assets we are the bank with the least weight among the large European banks (0.13% of total assets), resulting from the low complexity of our balance sheet and our retail banking model.

As regards the stress tests, Santander comfortably exceeded the scenarios, particularly the adverse (and unlikely) one.

In the baseline scenario, Santander is one of the banks that generates the most capital in the three-year period (+161 b.p.). Its CET1 ratio reaches 12% in 2016. The surplus of capital over the minimum required in this scenario (8%) is around EUR 22,000 million, among the highest.

In the adverse scenario, Santander is the bank with the least negative impact among the major European banks. Its CET1 ratio in 2016 drops by 143 b.p. to 8.95%, which represents a surplus of 345 b.p. or EUR 19,456 million over the minimum requirement (5.5%). This is also among the system’s highest.

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Considering the fully loaded version of the CET1 ratio, i.e., anticipating the Basel III impact, the results continue to be very satisfactory for the Group:

•	In the baseline scenario, Santander is the second bank that generates the most capital over the period (+291 b.p.). Its CET1 ratio reaches 10.57% in 2016, which represents a surplus of around EUR 14,000 million over the minimum requirement in this scenario.

•	In the adverse scenario, Santander is the bank with the least negative impact among the big European banks. Its CET1 ratio drops by only 33 b.p. to 7.33%, which represents a surplus of 183 b.p. or EUR 10,320 million over the minimum requirement (5.5%).

In short, the marginal adjustments from the AQR, the low impact in the scenarios envisaged in the stress tests and the capital surpluses make Grupo Santander stand out among its peers and confirm that it is operating with adequate levels of capital for its business model and medium-low risk profile.

The comprehensive assessment was the latest stress test to which Grupo Santander was submitted during the recent economic crisis. All of them showed that, largely thanks to its business model and geographic diversification, Banco Santander will continue to generate profits for its shareholders and comply with the most demanding regulatory requirements in the face of the severest macroeconomic scenarios.

In addition, the internal stress tests carried out by the Bank since 2008 within its self-assessment capital process (Pilar II) have also underscored Grupo Santander’s capacity to meet the most difficult scenarios at both the global level as well as in the main countries where it operates. Also noteworthy is that in all cases and despite the severity of the latest crisis, the reality was not as harsh as the scenarios defined (for more details, see section 12.3).

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2. Corporate principles of risk management and control

High quality management of risk is one of Grupo Santander’s hallmarks and thus a priority in its activity. Throughout its more than 150 years, Santander has combined prudence in risk management with use of advanced risk management techniques, which have proven to be decisive in generating recurrent and balanced earnings and creating shareholder value.

Grupo Santander’s risk policy focuses on maintaining a medium-low and predictable profile for all its risks. Its risk management model is a key factor for achieving the Group’s strategic objectives.

The economic situation during the last few years has particularly tested the processes of identification, assessment, management and control of risks. In this context, management of the various risks has been positive when compared to the performance of the sector in these markets, which, combined with the high international diversification of the Group’s businesses, enabled it to produce broadly satisfactory results. The experience resulting from confronting this adverse economic environment served to reaffirm the principles on which the Group’s risk management model is based, as well as improve those aspects of the risk management systems which are necessary to ensure their adequate contribution to the Group’s global results.

The activity of risks is governed by the following principles, which are aligned with Grupo Santander’s strategy and business model and take into account the recommendations of the supervisory bodies, regulators and the market’s best practices.

•	A culture of risks integrated throughout the organisation. It embraces a series of attitudes, values, skills and ways of acting toward risks that are integrated into all processes, including taking decisions on change management and strategic and business planning. It is developed by strongly involving senior management in managing and taking decisions on risks, remuneration frameworks aligned with the risk appetite, training processes at all levels, robust control mechanisms and a complete and detailed framework of the policies and processes for managing and controlling risks.

•	Independence of the risk function, covering all risks and providing an adequate separation between the risk generating units and those responsible for its control and supervision, and having the sufficient authority and direct access to the management and governance bodies which are responsible for setting and supervising the risk strategy and policies.

•	Comprehensive approach to all risks as the objective for adequate management and control of them, including risks directly as well as indirectly originated (for example, from internal as well as external suppliers) but which can affect it. It is vital to have the capacity to draw up an all comprehensive view of the risks assumed, understand the relations between them and facilitate their overall assessment, without detriment to the differences of nature, degree of evolution and real possibilities of management and control of each type of risk, adapting the organisation, processes, reports and tools to the features of each one.

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•	An organisational and governance model that assigns to all risks those responsible for control and management, conserving the principle of independence and with clear and coherent reporting mechanisms both in each subsidiary of the Group as well as these with the corporation.

•	Decision-taking is articulated by granting powers and attributions to each risk management unit, mainly via collegiate bodies, which are considered to be an effective instrument for facilitating adequate analysis and different perspectives to be taken into account in risk management, The decision-making process includes an ordered contrasting of opinions, proportionate to the potential impact of the decision and the complexity of factors affecting it.

•	The Group promotes the use of common management instruments among the different local units, without detriment to their adjustment to regulations, the requirements of supervisors and the degree of progress of each unit.

•	These instruments include formulating and monitoring the risk appetite, for which the Group determines the amount and type of risks considered reasonable to assume in the execution of its business strategy and its development in objective limits, contrastable and coherent with the risk appetite for each relevant risk; the use of analysis of scenarios and a vision that anticipates the risks in the management processes, using advanced models and metrics and establishing a framework of control, reporting and grading which enables risks to be identified and managed from different perspectives.

In addition, the regular processes of identification and risk assessment and the contingency, business continuity and viability and resolution plans complete the essential management tools which, together with the rest of the instruments and principles, make up the components of group wide risk management.

The following sections develop the components common to all risks, leaving to the last ones to analysis of the components and the specific risk profile for each type of risk.

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3. Corporate governance of the risk function

3.1. Structure of risk corporate governance

The board is responsible for approving the Bank’s general policies and strategies and, in particular, the general policy of risks.

In addition to the executive committee, which pays particular attention to risks, the board is assisted by the committee of risk supervision, regulation and compliance.

The committee of risk supervision, regulation and compliance

The purpose of this committee is to assist the board in the sphere of risk supervision and control, define the Group’s risk policies, relations with the supervisory authorities and matters of regulation and compliance.

By agreement of the 2014 general shareholders’ meeting and at the proposal of the board, this committee was created in line with the European directive CRD IV and the market’s best practices. It is made up of non-executive directors (mostly independent ones) and is chaired by an independent director.

The functions of the committee of risk supervision, regulation and compliance are:

•	Support and advise the board in defining and assessing the risk policies that affect the Group and in determining the risk propensity and risk strategy. The Group’s risk policies must include:

i.	Identifying the various types of risk which the Group faces, including among the financial or economic ones contingent liabilities and other off-balance sheet risks

ii.	Setting the risk appetite that the Group deems acceptable.

iii.	The measures envisaged for mitigating the impact of the risks identified, in the event that they materialise.
iv.	The information and internal control systems that will be used to control and manage these risks.

•	Provide assistance to the board for overseeing implementation of the risk strategy.

•	Systematically review the exposures with the main clients, economic sectors, geographic areas and types of risk.

•	Know and assess the management tools, improvement measures, evolution of projects and any other relevant activity related to risk control, including the policy on internal models of risk and their internal validation.

•	Support and advise the board as regards supervisors and regulators in the various countries where the Group operates.

•	Supervise compliance with the general code of conduct, the anti-money laundering and terrorist financing manuals and procedures and, in general, the rules of governance and the Company’s compliance programme and make the necessary proposals for its improvement. In particular, it is the committee’s responsibility to receive information and, where necessary, issue reports on the disciplinary measures for senior management.

•	Supervise the Group’s policy and rules of governance and compliance and, in particular, adopt the actions and measures that results from the reports or the inspection measures of the administrative authorities of supervision and control.

•	Monitor and assess the proposed regulations and regulatory developments that result from their implementation and the possible consequences for the Group.

1.	The committee of risk supervision, regulation and compliance held its first meeting on July 23, 2014.

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The executive risk committee (ERC)

This committee is a body with risk management powers delegated by the board and adopts decisions in the sphere of these powers to ensure that the Group’s risk profile derived from the business strategy is aligned with the risk appetite limits and global policies approved by the board. Under these powers, the ERC approves risk operations, sets the risk policies and monitors the profile of global risks, ensuring that the Group has the structure, resources and necessary systems for managing and controlling risks adequately.

The ERC is chaired by an executive vice-chairman and four other of the Bank’s directors also form part of it. The committee held 96 meetings in 2014, underscoring the importance that Grupo Santander pays to managing and controlling its risks adequately.

The committee’s main responsibilities are:

•	Resolve the operations that exceed the powers delegated to organs lower down the hierarchy, as well as the global limits of pre-classifications in favour of economic groups or in relation to exposures by classes of risk.

•	Provide the committee of supervision of risks, regulation and compliance with the information needed to comply with the functions assigned to it by law, the By-laws and the board’s regulations, without detriment to the obligation to keep the board regularly informed of its activities in the sphere of risk management.

•	Monitor the general profile of the Group’s risks consisting of all the risks set out in the risk map (see section 4.1 of this report).

•	Manage exposures to different clients, economic sectors, geographic areas and types of risk.

•	Authorise the management tools, improvement measures, evolution of projects and any other relevant activity related to risk control, including the policy on internal risk models and their internal validation.

•	Follow, in the sphere of its activities, the indications formulated by the supervisory authorities in the exercise of its function.

•	Ensure that the Group’s actions are consistent with the risk appetite previously decided by the board, with the advice of the committee of risk supervision, regulations and compliance, and delegate in other committees lower down the hierarchy or in executives empowered to assume risks.

Basic committees in risk management

The ERC delegates some of its powers in corporate risk committees, structured by risk type and activity, which facilitates an adequate process for taking final decisions and continuous monitoring of the risk profile.

Each type of risk has its own framework of committees. Credit risk, for example, is governed by committees on the basis of the customer segment and market risk by the global committee of market risks. Actuarial and pension risks are governed by the committee of global business risks.

Management of operational risk was very important during 2014, promoting the participation of the first lines of defence and strengthening the figure of operational risk coordinator within the first lines of corporate defence. These coordinators participate actively in managing this risk and support managers in their tasks of management and control. The governance framework defined envisaged first line committees, which deal with the most relevant issues in relation to the management of the operational risk of each division, and a control committee (corporate committee of operational risk) that reviews the profile of this risk.

More information on the governance of liquidity and compliance risks can be found in the sections on liquidity risk and funding, and compliance, conduct and reputational risk in this report.

3.2. Model of responsibilities in the risk function

Lines of defence

Banco Santander’s management and control model is based on three lines of defence.

The first line is constituted by the business units and the support areas (including those specialised in risk) which as part of their activity give rise to the Bank’s risk exposure. These units are responsible for managing, monitoring and reporting adequately the risk generated, which must be adjusted to the risk appetite and the various limits of risk management. In order to tend to this function, the first line of defence must have the resources to identify, measure, manage and report the risks assumed.

The second line of defence is made up of teams of control and supervision of risks including the compliance function. This line vouches for effective control of the risks and ensures they are managed in accordance with the level of risk appetite defined.

Internal audit is the third line of defence and as the last layer of control in the Group regularly assesses the policies, methods and procedures to ensure they are adequate and are being implemented effectively.

The three lines of defence have a sufficient level of separation and independence to not compromise the effectiveness of the general framework. They operate in coordination with one another in order to maximise their efficiency and strengthen their effectiveness.

Over and above the defence lines, the board’s committees and the executive risk committees, (see section 3.1 on the structure of committees) at both corporate level and in the units are responsible for adequate management and control of risks from the highest level of the organisation.

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Structural organisation of the risk function

The chief risk officer (CRO) is responsible for the risk function and reports to the Bank’s executive vice-chairman, who is a member of the board and chairman of the executive risk committee.

The CRO advises and challenges the executive line and reports independently in the risk, regulatory and compliance committee and to the board.

The risk management and control model is structured on the following pillars:

•	Specialised management of risks, which enables the units to manage the risk they generate in accordance with the policies and limits established.

•	Control of financial, non-financial and transversal risks (see the map of risks in section 4.1), verifying that management and exposure by type of risk is in line with what senior management establishes.

•	Group wide risk management which involves an aggregated and comprehensive vision, assessing the global risk profile and supervising that it fits into the risk appetite and structure of limits established by the board and ensuring that the risk management and control systems are adequate and in line with the most demanding criteria and best practices observed in the industry and/or required by regulators.

•	Develop in the sphere of risks regulations, methodologies and information infrastructure.

•	Planning and internal governance.

•	Internal validation of risk models in order to assess their suitability for management and regulatory purposes. Validation involves reviewing the model’s theoretical foundations, the quality of the data used to build and calibrate it, the use to which it is put and the process of governance associated.

•	Control and coordination of regulatory projects in order to supervise the design and implementation of the best regulatory risk management standards in the Group and comply with regulatory requirements in all countries consistently and effectively.

3.3. The Group’s relationship with subsidiaries in risk management

Regarding the alignment of units with the corporation

The management and control model shares, in all the Group’s units, basic principles via corporate frameworks.

Over and above these principles and basics, each unit adapts its risk management to its local reality, although they are based on corporate policies and structures, which enables a risk management model to be recognised in Grupo Santander.

One of the strengths of this model is the adoption of the best practices developed in each of the units and markets in which the Group operates. The corporate risk divisions act as centralisers and conveyors of these practices.

Regarding the structure of committees

The governance bodies of the Group’s units are structured in accordance with the local regulatory and legal requirements and the dimension and complexity of each unit, being coherent with those of the Bank, as established in the internal governance framework, thereby facilitating communication, reporting and effective control.

The administration bodies of the subsidiaries, in accordance with the internal governance framework established in the Group, will define their own model of risk powers (quantitative and qualitative). These local models of assigning powers must follow the principles contained in the reference models and frameworks developed at the corporate level.

Given its capacity of comprehensive and aggregated vision of all risks, the Group will exercise a role of validation and questioning of the operations and management policies in the various units, insofar as they affect the Group’s risk profile.

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4. Management model and control of risks

The model of managing and controlling risks ensures the risk profile is maintained within the levels set by the risk appetite and the other limits. It also incorporates the adoption of the necessary corrective and mitigation measures to maintain risk levels in line with the defined objectives.

The elements enabling adequate management and control of all these risks derived from Grupo Santander’s activity arte set out below.

4.1. Map of risks

Identifying and evaluating all risks is a corner stone for controlling and managing risks. The risks map covers the main risk categories in which Grupo Santander has its most significant exposures, current and/or potential, facilitating this identification.

The first level includes the following risks:

Financial risks

•	Credit risk: risk of loss derived from non-compliance with contractual obligations agreed in financial transactions.

•	Trading market risk: risk that incurred as a result of the possibility of changes in market factors that affect the value of positions in trading portfolios.

•	Liquidity risk: risk of not complying with payment obligations on time or doing so with an excessive cost.

•	Structural markets risks: risk caused in managing different balance sheet items, including those related to the sufficiency of equity and those derived from insurance and pension activity.

Non-financial risks

•	Operational risk: risk of losses due to the inadequacy or failure of procedures, people and internal systems, or external events.

•	Conduct risk: risk caused by inadequate practices in the Bank’s relationships with its customers, the treatment and products offered and their adequacy for each specific customer.

•	Compliance and legal risk: risk due to not complying with the legal framework, the internal rules or the requirements of regulators and supervisors.

Transversal risks

•	Model risk: risk of losses resulting from decisions mainly founded on the results of models, due to errors in the conception, application or use of these models.

•	Reputational risk: risk of damage in the perception of the Bank by public opinion, its customers, investors or any other interested party.

•	Strategic risk: risk that the results are significantly different from the strategy or the entity’s business plan as a result of changes in the general business conditions and risks associated with strategic decisions. It includes the risk of badly implementing decisions or the lack of response capacity to changes in the business environment.

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•	Capital risk: risk that the Group or some of its companies do not have the amount and/or quality of sufficient equity to meet the minimum regulatory requirements set for operating as a bank; respond to the market’s expectations as regards their credit solvency and support business growth and the strategic possibilities they present.

4.2. Group Wide Risk Management (GWRM)

The GWRM involves identifyinng, assessing, adequately managing and controlling all risks, with a comprehensive and integrated vision at all levels of the organisation. The implementation and coordinated management of all the elements that comprise it enables the Group’s risk profile to be continuously assessed, as well as its global management, improving the capacities in risk management at all levels.

The Group launched the Santander Advanced Risk Management programme to accelerate the implementation of its strategic projects to improve risk management and control capacity, in order to position Grupo Santander as the best market practice in the current financial scenario.

The programme aims to attain excellence in risk management at both the corporate and local levels, always maintaining a vision focused on doing “more and better” business.

The programme is implemented in all the Group’s units and ensures homogeneous management principles for the various regulatory and competitive environments.

With Advanced Risk Management Santander aims to be the best in class in risk management, efficiently aligning the strategic business objectives with a medium-low and stable risk profile.

The main development pillars of ARM are:

4.3. Risk Assessment

Banco Santander, as part of its routine management, identifies and assesses the financial and non-financial risks to which it is exposed in the countries in which it operates, and which are inherent in its activity.

In a process of continuous improvement, and in order to provide a more global vision and one consistent with this process, Banco Santander launched at the end of 2014 a corporate project to identify and assess risk. This project was created to increase robustness and standardisation in identifying and assessing the Group’s risks and seeks to complement and add other initiatives being worked on until now in a parallel and independent way in the sphere of operational risk (self-assessment questionnaires of operational risk, see 9.2.2.), legal and compliance risk (regulatory risk assessment, see 10.3) and internal control.

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The risk identification and assessment methodology enables the Group’s residual risks to be identified and assessed by type of risk (in accordance with the risks described in section 4.1 of this report), business segment, unit and at the corporate level. These residual risks are assessed both in current conditions as well as in other potential ones, which involves a full analysis of the risk to which the Bank is submitted in the development of its activity.

The results of the exercise identify, as both the aggregate and granular levels, the Bank’s main risks as well as weaknesses in the controls that mitigate them. These results are a base and an important source of information and basis for other key elements in risk management, as shown in the chart below:

4.4. Risk appetite and structure of limits

Santander defines risk appetite as the amount and type of risks considered reasonable to assume for implementing its business strategy, so that the Group can maintain its ordinary activity in the event of unexpected circumstances. Severe scenarios are taken into account that could have a negative impact on the levels of capital, liquidity, profitability and/or the share price.

The board is responsible for annually setting and updating the risk appetite, monitoring the Bank’s risk profile and ensuring consistency between both of them. The risk appetite is set for the whole of the Group as well as for each of the main business units in accordance with a corporate methodology adapted to the circumstances of each unit/market. At the local level, the boards of the subsidiaries are responsible for approving the respective risk appetite proposals once they have been validated by the Group.

During 2014, implementing at the local level the risk appetite of the main units was extended to almost all the Group’s units. Among other improvements, the capacity for analysis of scenarios was strengthened.

Banking business model and fundamentals of the risk appetite

The definition and establishment of the risk appetite in Grupo Santander is consistent with its risk culture and banking business model from the risk perspective. The main elements that define this business model and which are behind the risk appetite are:

•	A general medium-low and predictable risk profile based on a diversified business model, focused on retail and commercial banking and with an internationally diversified presence and with important market shares, and a wholesale banking business model that gives priority to relations with clients in the Group’s main markets.

•	A stable and recurring policy to generate earnings and remunerate shareholders, on a strong capital and liquidity base and a strategy of diversification by sources and maturities.

•	An organisational structure based on subsidiaries that are autonomous and self-sufficient in capital and liquidity, minimising the use of instrumental companies, and ensuring that no subsidiary has a risk profile that jeopardises the Group’s solvency.

•	An independent risk function with very active involvement of senior management that guarantees a strong risk culture focused on protecting and ensuring an adequate return on capital.

•	A management model that ensures a global and inter-related view of all risks, through an environment of control and robust monitoring of risks, with global scope responsibilities: all risk, all businesses, all countries.

•	Focus in the business model on those products that the Group knows sufficiently well and has the management capacity (systems, processes and resources).

•	The development of its activity on the basis of a conduct model that oversees the interests of clients and shareholders.

•	Adequate and sufficient availability of staff, systems and the tools that guarantee maintaining a risk profile compatible with the established risk appetite, both at the global and local levels.

•	A remuneration policy that has the necessary incentives to ensure that the individual interests of employees and executives are aligned with the corporate framework of risk appetite and that these are consistent with the evolution of the Bank’s long-term results.

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Corporate principles of risk appetite

The following principles govern Grupo Santander’s risk appetite in all its units:

•	Responsibility of the board and of senior management. The board is the maximum body responsible for setting the risk appetite and supporting regulations, as well as supervising compliance.

•	Enterprise wide risk, contrasting and questioning of the risk profile. The risk appetite must consider all significant risks to which the Bank is exposed, facilitating an aggregate vision of the risk profile through the use of quantitative metrics and qualitative indicators. This enables the board and senior management to question and assimilate the current risk profile and that envisaged in business and strategic plans and its coherence with the maximum risk limits.

•	Forward looking view. The risk appetite must consider the desirable risk profile for the current moment as well as in the medium term, taking into account both the most probable circumstances as well as stress scenarios.

•	Linkage with strategic and business plans, and integration in management. The risk appetite is a benchmark in strategic and business planning and is integrated into management through a bottom-up and top-down focus:

•	Top-down vision: the board must lead the setting of the risk appetite, vouching for the disaggregation, distribution and transfer of the aggregated limits to the management limits set at the portfolio level, unit or business line.

•	Bottom-up vision: the risk appetite must emanate from the board’s effective interaction with senior management, the risk function and those responsible for the business lines and units. The risk profile contrasted with the risk appetite limits will be determined by aggregation of the measurements at the portfolio, unit and business line level.

•	Coherence in the risk appetite of the various units and common risk language throughout the organisation. The risk appetite of each unit of the Group must be coherent with that defined in the remaining units and that defined for the Group as a whole.

•	Regular review, continuous contrasting and adapting to the best practices and regulatory requirements. Assessing the risk profile and contrasting it with the limits set for the risk appetite must be an iterative process. Adequate mechanisms must be established for monitoring and control that ensure the risk profile is maintained within the levels set, as well as taking corrective and mitigating measures that are necessary in the event of non- compliance.

Structure of limits, monitoring and control

The risk appetite is formulated every year and includes a series of metrics and limits on these metric (statements) which express in quantitative and qualitative terms the maximum risk exposure that each unit of the Group or the Group as a whole is prepared to assume.

Fulfilling the risk appetite limits is continuously monitored. The specialised control functions report at least every quarter to the board and its risk committee on the adequacy of the risk profile with the risk appetite authorised.

The excesses and non-compliance with the risk appetite are reported by the risk control function to the relevant governance bodies. The presentation is accompanied by an analysis of the causes that provoke it, an estimation of the time they will remain this way as well as the proposed actions to correct the excess when the corresponding governance body deems it opportune.

Linkage of the risk appetite limits with the limits used to manage the business units and portfolios is a key element for making the risk appetite an effective risk management tool.

The management policies and structure of the limits used to manage the different types and categories of risk, which are described in greater detail in sections 6.5.2. planning and establishing limits, 7.2.3. and 7.3.3. systems of controlling limits in this report, have a direct and traceable relation with the principles and limits defined in the risk appetite.

In this way, the changes in the risk appetite are transferred to changes in the limits and controls used in Santander’s risk management and each one of the business and risk areas is responsible for verifying that the limits and controls used in their daily management are set in such a way that they cannot fail to comply with the risk appetite limits. The risk control and supervision function will then validate this assessment, ensuring the adequacy of the management limits to the risk appetite.

Pillars of the risk appetite

The risk appetite is expressed via limits on quantitative metrics and qualitative indicators that measure the exposure or risk profile by type of risk, portfolio, segment and business line, both in current and stressed conditions. These metrics and risk appetite limits are articulated in five large areas that define the positioning that Santander’s senior management wants to adopt or maintain in the development of its business model:

•	The volatility in the income statement that the Group is prepared to assume.

•	The solvency position that the Group wants to maintain.

•	The minimum liquidity position that the Group wants to have.

•	The maximum levels of concentration that the Group considers reasonable to assume.

•	• Qualitative aspects and supplementary metrics.

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Pillars of Appetite and main metrics

Volatility Results	Solvency	Liquidity	Concentration	Supplementary aspects

• Maximum loss that the Group is prepared to assume in a harsh scenario. • liquidity horizons that Maximum losses from operational risk. harsh scenarios.	• Minimum capital position that the Group is prepared to assume in a harsh scenario.	• Minimum structural liquidity position. • Minimum position of the Group is prepared to assume in various

•  Concentration by individual client (in absolute and relative terms).

•  Concentration by Top-N (in relative terms).

•  Concentration in non-investment grade counterparties.

•  Concentration by sectors.

•  Concentration in portfolios with high volatility profile.

• Qualitative indicators on non-financial risks. • Minimum assessment of the state of management of operational risk. • Indicator of compliance and reputational risk. • Qualitative restrictions.

Volatility of results

The volatility pillar determines the maximum level of potential losses that the Bank is prepared to assume in normal conditions and under stress scenarios, in order to be able to analyse the volatility of the income statement in environments of stressed and plausible management.

These stress scenarios mainly affect both the losses derived from the exposure to the credit risk of retail portfolios as well as wholesale ones (taking into account both the loss of direct credit as well as the reduction in spreads), and also the potential unfavourable impact derived from exposure to market risk. After applying these credit and market impacts to the budgeted results, in the context of risk appetite monitoring senior management assesses whether the resulting margin is sufficient to absorb the unexpected effects from operational, compliance, conduct and reputational risk, and establish a maximum ratio of net losses by operational risk on the gross margin (both for the Group as well as each unit). In line with the Basel specifications, the net losses figure includes that which could emanate from compliance risk.

The time frame for materialising the negative impacts for all risks considered is three years generally, and one year for market risk. Compliance with the risk appetite must thus be produced for each of the three following years.

Solvency

Santander operates with a comfortable capital base that enables it not only to meet the regulatory requirements but also have a reasonable capital surplus.

In addition, and with regard to the corresponding tension scenarios referred to in the previous section, Santander’s risk appetite measures the unexpected impact of these scenarios on its solvency ratios (CET1).

This capital focus included in the risk appetite framework is supplementary and consistent with the Group’s capital objective approved within the capital planning process implemented in the Group and which extends to a period of three years.

Liquidity position

Grupo Santander has developed a funding model based on autonomous subsidiaries that are responsible for covering their own liquidity needs. On this basis, liquidity management is conducted by each subsidiary within a corporate framework of management that develops its basic principles (decentralisation, equilibrium in the medium and long term of sources-applications, high weight of customer deposits, diversification of wholesale sources, reduced recourse to short-term funds, sufficient reserve of liquidity) and revolves around three main pillars (governance model, balance sheet analysis and measurement of liquidity risk, with management adapted to business needs). Section 7 on liquidity risk and funding has more information on the corporate framework of management, its principles and main pillars.

Santander’s liquidity risk appetite establishes demanding objectives of position and time frames for systemic stress scenarios (local and global) and idiosyncratic. In addition, a limit is set on a structural funding ratio that relates customer deposits, equity and medium and long term issues to structural funding needs.

Concentration

Santander wants to maintain a widely diversified risk profile from the standpoint of its exposure to large risks, certain markets and specific products. In the first instance, this is achieved by virtue of Santander’s retail and commercial banking focus with a high degree of international diversification.

Concentration risk: this is measured by the following metrics upon which risk appetite thresholds are established in terms of the proportion of equity or of lending (general character).

•	Client (in proportion to equity): a) net individual maximum exposure to corporate clients (additionally, clients with internal ratings below investment grade and exceeding a certain exposure are also monitored); b) net maximum aggregate exposure with the Group’s 20 largest corporate clients (Top 20); c) net maximum aggregate exposure of the exposures considered as large risks (corporate and financial clients); d) maximum impact on profit before tax of a simultaneous failure of the five largest corporate exposures (jump to default Top 5).

•	Sector: maximum percentages of the exposure of the portfolio of companies in an economic sector, in relation to lending (at both the total level as well as for the segment of companies).

•	Portfolios with high risk profile (defined as those retail portfolios with a percentage of risk premium that exceed an established threshold): maximum percentages of exposure to this type of portfolio in proportion to lending (at both the total and retail levels) and for different business units.

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Qualitative aspects and other complementary metrics

This seeks to delimit risk exposures in a complementary way to the previous pillars.

Risk limits expressed both qualitatively (for example, the ban on operating with complex market products) as well as expressed in other quantitative metrics (for example, operational risk indicators) are studied so that relevant risks not considered in the other categories can be controlled. A qualitative indicator on the state of management is incorporated in operational risk, based on the results of indicators on other issues including governance and management, budgetary compliance, quality of the data bases of events, and corporate self-assessment questionnaires on the control environment. An indicator of compliance and reputational risk is also incorporated from an assessment matrix created for the purpose.

4.5. Analysis of scenarios

Banco Santander conducts advanced management of risks by analysing the impact that different scenarios could provoke on the environment in which the Bank operates. These scenarios are expressed both in terms of macroeconomic variables as well as other variables that affect management.

Analysis of scenarios is a very useful tool for senior management as it enables the Bank’s resistance to stressed environments or scenarios to be tested, as well as put into effect measures to reduce the Bank’s risk profile to these scenarios. The objective is to maximise the stability of the income statement and the levels of capital and liquidity.

This forward looking vision helped Santander to remain among the select group of international banks that throughout the crisis generated profits and maintained its dividend policy.

The robustness and consistency of the exercises of scenario analysis are based on three pillars:

•	Developing mathematical models that estimate the future evolution of metrics (for example, credit losses), based on both historic information (internal of the Bank and external of the market), as well as simulation models.

•	The inclusion of the expert judgement and know how of risk managers in the year’s result, so that it questions and refines the result offered by the models of scenario analysis.

•	Back testing the results of the models with the figures observed.

Uses of analysis of scenarios

•	Regulatory uses: in those that conduct stress scenario exercises under guidelines set by the regulator. In this group of uses are to be found, for example, the resistance tests (comprehensive assessment and stress test) requested in 2014 by the European Central Bank under the methodology set by the European Banking Association (EBA). For more detail see section 1 on the comprehensive assessment of the European Central Bank.

•	Internal exercises of self-assessment of capital (ICAAP) or liquidity (ILAAP) in which while the regulator can impose certain requirements, the Bank develops its own methodology to assess its capital and liquidity levels in the face of different stress scenarios. These tools enable capital and liquidity management to be planned.

•	Risk appetite contains stressed metrics on which maximum levels of losses (or minimum of liquidity) are established that the Bank does not want to exceed. These exercises are related to those of the ICAAP and liquidity, although they have different frequencies and present different granularity levels. The Bank continues to work to improve the use of analysis of scenarios in risk appetite and ensure an adequate relation of these metrics with those used in daily risk management. For more detail see sections 4.4 risk appetite and structure of limits and 8 liquidity risk and funding.

•	Daily management of risks. Analysis of scenarios is used in processes for budgeting provisions and other balance sheet items by type of risk, in the generation of commercial policies of risk admission, in the global analysis of risks by senior management or in specific analysis on the profile of activities or portfolios. More detail is provided in the section on credit risk (6.5.2. planning and establishing limits), market risk (7.2.1.6. and 7.2.2.3. analysis of scenarios) and liquidity (8.2.2. analysis of the balance sheet and measurement of risk).

Corporate project of analysis of scenarios

In order to respond to the growing regulatory pressure and the needs of advanced risk management so as to be a competitive bank, a project to develop a robust structure of analysis of scenarios at the corporate level began in 2014, which, during 2015, is expected to be extended to the Group’s main units. This project has three fundamental pillars:

•	Tool for analysing scenarios: installation of an advanced tool for estimating losses with greater soundness and computerisation of information handling, with the capacity to aggregate various types of risk and with an environment of multi user execution.

•	Governance: review of the framework of governance of the exercises of scenario analysis in order to adjust to their growing importance, greater regulatory pressure and best market practices.

•	Stress methodologies: preparing plans to develop mathematical models of advanced stress that enhance the capacity to predict risk, taking into account the organisation’s calculation capacities.

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4.6. Viability plans and living wills

Grupo Santander was the first international bank considered globally systemic by the Financial Stability Board to present (in 2010) to its consolidated supervisor (then the Bank of Spain) its corporate viability plan. Its most important part envisages the measures available to emerge on its own from a very severe crisis.

The fifth version of the corporate plan was prepared in 2014. As with the previous versions from 2010 to 2013, the Group presented the plan in July to the relevant authorities (in 2014 to the core supervisory college, unlike in other years when it was presented to the crisis management group).

This plan consists of the corporate plan (corresponding to Banco Santander) and the individual pans for the main local units (UK, Brazil, Mexico, US, Germany, Argentina, Chile, Poland and Portugal), thereby fulfilling the commitment made by the Bank with the authorities in 2010. It is important to mention the cases of the UK, Germany and Portugal where regardless of their obligation to form part of the corporate plan, its full development is equally due to local regulatory initiatives.

The Group’s senior management is fully involved in preparing and regularly monitoring the content of the plans, through specific committees of a technical nature, as well as monitoring at the institutional level which guarantee that the content and structure of the documents are adapted to local and international regulations in crisis management matters, something in continuous development for the last five years.

The board is responsible for approving the corporate plan or, in the exercise of its delegated functions, the executive committee and the executive risk committee. The individual plans are approved by the local bodies and always in coordination with the Group, as these plans must form part of the corporate plan.

During 2015 the Group will continue to introduce improvements to the viability plans, seeking to adopt the evolutions in this sphere observed in the market (particularly in relation to defining scenarios, early warning indicators and in general the very structure of documents), as well as make the changes in the plans required by the local authorities in their case.

As regards the living wills, the authorities that form part of the Crisis Management Group (CMG) have adopted a common approach on the strategy to follow for the Group’s living will that, given the legal and business structure with which Santander operates, corresponds to the so called multiple point of entry (MPE). They have signed the corresponding cooperation agreement and have developed the first living wills for the main countries (Spain, UK and Brazil), The Group continues to cooperate with the authorities in preparing the living wills, contributing all the information that the authorities, responsible for their preparation, require.

As an exception, preparing living wills in the US is the responsibility of the banks themselves. The Group has presented the second version of the local living wills (one for all of the Group’s activities in the US, in line with the Federal Reserve’s regulations, and the other only covering Santander Bank, as the deposit-taking institution subject to the regulations of the Federal Deposit Insurance Corporation (FDIC).

4.7. Independent reporting

One of the key elements of management is the framework of information on risks that sets standards which ensure a consolidated vision of all risks and enable the board and senior management to take the necessary decisions and actions.

This framework is in permanent evolution in order to reflect the best market practices. In this sense, Santander launched in 2014 a project to ensure that the information on risks for senior management incorporates the basic principles defined the risk data aggregation2, which is summarised in the following principles:

•	Governance: establish governance for the life cycle of data and reports, as well as a taxonomy of them.

•	Data base architecture: guarantees the Bank’s capacity to aggregate all the risk data in a reliable way, ensuring it is exact, integrated, complete, traceable, updated at the opportune moment, adaptable to the needs and flexible. It covers all risks on the basis of their materiality.

•	Draw up risk reports for senior management: ensure that the reports take into account the following requirements:

•	Exhaustive: they cover all relevant aspects of the risk principles with the adequate weighting between them.

•	Identification of emerging risks: identify emerging risks and supply information in the context of limits and risk appetite.

•	Focused on decision-taking: recommend actions on risks when necessary.

•	Usefulness: with an adequate balance between data, analysis and qualitative comments. The greater the level of aggregation, the greater the degree of qualitative comments.

•	Advanced metrics: incorporate forward-looking measures and not just historic information.

•	Frequency: the board and senior management must determine the objectives of the risk reports as well as the frequency, which must increase when there is a crisis.

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4.8. Internal control framework

The risk management model has an environment of internal control that guarantees adequate control of all the risks, contributing a comprehensive vision of them. This control is carried out in all the Group’s units and for each type of risk in order to ensure that the Group’s exposures and global risk profile are within the mandates established by both the board as well as regulators.

The main functions that ensure effective risk control are:

1.	Supervision and aggregated consolidation of all risks. The risk division, at corporate level as well as in each unit, supervises all risks in order to question or challenge independently the management and risk control mechanisms, contributing value judgements and elements for decision-taking by senior management, based on a series of reports that incorporate an aggregated assessment of all the risks. For more detail see 4.6. Independent reporting.

2.	Assessment of internal control mechanisms. This consists of a systematic and regular review of all the necessary processes and procedures for control with a view to guaranteeing their effectiveness and validity. This assessment is done annually and is within the principles in the Sarbanes Oxley Law.

3.	Comprehensive control and internal validation of risks

The comprehensive control function includes among its main activities the following:

•	Verify that the management and control systems of the various risks inherent in Grupo Santander’s activity meet the most demanding criteria and the best practices observed in the industry and/or required by regulators.

•	Supervise appropriate compliance in time and form with the recommendations drawn up for risk management matters following inspections by internal audit and by the supervisors to whom Santander is subject.

The function has global and corporate scope and covers all risks, all businesses and all countries. This function is backed by an internally developed methodology and a series of tools that support this function, in order to systemise its exercise, adjusting it to Santander’s specific needs. This enables it to be formalised and make traceable and objectify the application of this methodology.

The function of internal validation of risk models constitutes a fundamental support for the executive risk committee and the local and corporate risk committees in their responsibilities of authorising the use (management and regulatory) of the models and their regular review.

A specialised unit of the Bank with full independence issues a technical opinion on the adequacy of the internal models for the purposes used, whether they be internal management and/or of a regulatory nature (calculation of the regulatory capital, levels of provisions, etc), and concludes on their robustness, usefulness and effectiveness.

Santander’s internal validation covers all models used in the risk function, be they credit risk, market, structural or operational risk models or capital, economic and regulatory models. The scope of validation includes not only the most theoretical or methodological aspects but also the technological systems and the quality of the data that enable and support their effective functioning and, in general, all relevant aspects in management (controls, reporting, uses, involvement of senior management, etc).

The function is global and corporate, in order to ensure homogeneous application, and is conducted via five regional centres located in Madrid, London, Sao Paulo, New York and Wroclaw (Poland). These centres have full functional dependence on the corporate centre, which ensures uniformity in the development of activities. This facilitates implementation of a corporate methodology that is supported by a series of tools developed internally in Grupo Santander, which provide a robust corporate framework for all the Group’s units, computerising certain verifications in order to ensure that the reviews are carried out efficiently.

This corporate framework of internal validation is fully aligned with the criteria for internal validation of the advanced models issued by the various supervisors to whom the Group is subjected. In this respect, the criterion is maintained of separating functions between the units of internal validation and internal audit, which is the last layer of control in the Group charged with reviewing the methodology, tools and work conducted by internal validation and expressing its opinion on its degree of effective independence.

4.	The control by the compliance function that the risks assumed are within the legal framework, the internal regulations and the requirements of regulators and supervisors. For more detail, see section 10 on compliance, conduct and reputational risk.

5.	Assessment by internal audit, as the third line of defence, provides an independent review of the first two lines of defence, ensuring that the policies, methods and procedures are adequate and integrated in management.

Internal audit is a corporate function, permanent and independent of any other function or unit of the Group, whose mission, in order to provide security on these aspects to the board and senior management, thereby contributing to protecting the Bank and its reputation, is to supervise:

•	The quality and effectiveness of the internal control processes and systems, of management of all risks and of governance.

•	Compliance with the applicable regulations.

•	The reliability and integrity of financial and operational information.

•	Balance sheet integrity.

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4.9. Risk culture

The Group’s risk culture is specified in the principles of responsibility, prudence and compliance, as all units and employees (regardless of the function they carry out) are responsible for ensuring that not only does the institution comply, but also it is prudent and responsible in what it does. This risk culture is also based on the principles of Santander’s risk management model and is transmitted to all business and management units and is supported, among other things, by the following drivers:

•	Involvement of senior management in risk control and management, which is shaped in the board’s approval of the risk appetite (for more detail, see 4.4 on risk appetite and structure of limits), corporate frameworks that regulate the risk activity and the internal governance framework, and regular revision of the Group’s risk profile, the main potential threats and the relevant events produced in the Group and in the banking industry. In 2014 and under the risk data aggregation and risk reporting framework (RDA&RRF), the series of reports that facilitate regular and systematic review by senior management of the profile and risk strategy, the emerging risks and events of low probability but strong impact were reviewed, among others.

The high frequency with which the corporate bodies of validation and risk monitoring meet (twice a week in the case of the executive risk committee) guarantees intense participation by senior management in the daily management of risks and great agility in identifying alerts, taking decisions and resolving operations, facilitating the clear transfer of a risk culture from senior management, with specific examples of taking decisions. In addition, it enables the grading processes to be efficient and there is an incentive for this, as well as a quick transmission of information between the different functions affected. For more information see section 3, Corporate governance of the risk function.

•	Independence of the control functions (risks, compliance and internal audit), with sufficient authority and direct access to the governance bodies. These control functions are not conditioned by the business lines, and actively participate in taking important risk decisions.

•	Santander appropriately documents risk activity, through detailed frameworks, models and policies for risk management and control. Within the systematic review process and updating of risk regulations, the board approved the complete updating of the corporate frameworks that regulate credit, market, structural, liquidity and operational risks and information of risks, as well as the general framework of risks. These documents are considered by the board and senior management as an instrument for disseminating the strategy and risk management fundamentals in the Group, strengthening the Bank’s risk culture. They have been agreed by consensus and approved by the boards of the Group’s various institutions, thereby ensuring a common and shared model of action and developing an internal governance framework for risk activity.

•	The Group has specific policies for compliance, conduct and reputational risks, among which is the general code of conduct and the code of conduct in the securities markets, as well as the corporate framework for marketing products and services and the corporate framework for anti-money laundering and terrorist financing. There are also whistleblowing channels and various committees where risks and irregularities are analysed and the corresponding mitigation measures taken.

For more information see section 10 on compliance, conduct and reputational risk.

•	The consistency and alignment between risk appetite, risk management and the Group’s business strategy is ensured by the budgetary process, governance of approval of operations and quantitative limits in which the risk appetite principles are specified.

•	The main risks are not only analysed when they are originated or when irregular situations arise in the ordinary recovery process, but also on a continuous basis for all clients. Santander’s information and exposure aggregation systems enable daily monitoring of exposures, verifying systematic compliance with the limits approved, as well as adopting, where necessary, the pertinent corrective measures.

•	The remuneration and incentives policy includes performance variables that take into account the quality of the risk and the Group’s long-term results.

The remuneration policy for executive directors and other members of the Bank’s senior management is based on the principle that variable remunerations be congruent with rigorous risk management without bringing about an inadequate assumption of risks and are aligned with shareholders’ interests, fostering the creation of long-term value.

The Group identified in 2014 the collective subject to Capital Requirements Directive IV, in accordance with the criteria stated by the European Banking Authority, and increased significantly over 2013 the number of executives whose variable remuneration is the object of deferment and payment in shares. All the collective identified is subject to the maximum ratio of variable remuneration set out by this directive, ensuring that the fixed remuneration represents a significant percentage of the total remuneration.

Furthermore, the methodology for determining the variable remuneration of the Group’s executives takes into account, as well as quantitative metrics of results and capital management, factors that incorporate adequate risk management, the level of customer satisfaction with respect to that of rival banks and other relevant management factors.

As well as the functions of the remuneration committee, the Group has a specific committee to assess the risks in remuneration, comprising senior executives of the main functions of control (risk, financial control, financial management, auditing, compliance and human resources), which takes into account the quality of financial results, the risks and regulatory compliance via metrics and other qualitative factors used to calculate the variable remuneration. This committee also analyses the adjustments ex-post, in relation to the clauses of deferment and the release in their case of the amounts of deferred variable remuneration.

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For more information see the 2014 report of the Group’s remuneration committee.

There are also specific risk development programmes for all the Group’s executives and a strategy of risk training and auditing for these divisions through the corporate schools of risks and auditing, which have global and local programmes and disseminate the culture of prudence in risks and control throughout the Group.

Furthermore, the Group has a global strategy for managing talent and planning ahead in order to ensure that the Group has the necessary talent for key positions and accelerates the development of executives in line to take over these positions. This strategy covers the main executive levels, including the control functions.

•	Other procedures supporting the dissemination of Santander’s risk culture are the training activities in the corporate risk schools, strict compliance by employees with the general codes of conduct, monitoring of supervisors’ reports and systematic and independent action by the internal audit services whose recommendations are regularly reviewed to ensure their compliance.

Thanks to the strategies and procedures implemented to develop and support the risk culture, Grupo Santander is totally committed to the risk culture indicators identified by the Financial Stability Board in its document Guidance on supervisory interaction with financial institutions on risk culture published in April 2014.

Risk training activities

Santander has risk schools whose objectives are to help to consolidate the risk management culture in the Bank, and guarantee the training and development of all risk professionals with the same criteria, as well participation in other schools to disseminate risk culture in their different practical aspects of application in businesses.

The corporate risk school, which gave a total of 30,029 hours of training to 9,254 employees in 2014 in 87 activities, is a key element for enhancing Santander’s leadership in this sphere, continuously strengthening the skills of executives and employees.

The focus in 2014 was operational risk, with the development of a training programme for all employees which included training actions for different levels of the Bank. This explains the increase in the number of employees (from 3,778 in 2013 to 9,254 in 2014) who attended the corporate risk school.

Furthermore, the risks corporate school trains professionals from other business areas, particularly retail banking, so as to align the demanding risk management criteria to business goals.

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5. Risk environment

As a result of the environment in which Banco Santander operates, there are different potential risks that could threaten the development of business and meeting the Group’s strategic objectives. The risk division identifies and assesses these risks and presents them regularly for analysis to senior management and the board, which take the opportune measures to mitigate and control them. The main focuses of risk are:

•	Macroeconomic environment: at the end of 2014, the main sources of macroeconomic uncertainty were:

•	Economic slowdown in Europe.

•	The adjustment to the Chinese economy, which could impact emerging as well and developed markets.

•	Change in the US interest rate scenario and its possible impact on emerging markets (flight to quality).

•	Evolution of commodity prices and their possible impact on various economies.

Banco Santander’s business model, based on geographic diversification and a customer-focused bank, strengthens the stability of results in the face of macroeconomic uncertainty, ensuring a medium-low profile.

The Group uses techniques of scenario analysis and stress tests to analyse the possible evolution of macroeconomic indicators and their impact on the income statement, capital and liquidity. These analyses are incorporated to risk management when planning capital (section 12.3), risk appetite (section 4.4) and risk management of the different types of risk (section 6.5.2 on credit, 7.2.1.6. on market and 8.2.2. on liquidity).

•	Competitive environment: the financial industry has undergone in the last few years a process of restructuring and consolidation that could still continue in the coming years. These movements are changing the competitive environment, as a result of which senior management continuously monitors the competitive environment, reviewing the Bank’s business and strategic plan. The risk division ensures that the changes in the plans are compatible with the risk appetite limits.

•	Regulatory environment: a regulatory environment for the financial industry more demanding in capital and liquidity has been shaped in the last few years, as well as a greater supervisory focus on risk management and business processes.

In this line the Single Supervisory Mechanism came into force in November 2014. Previously, during 2014, the European Central Bank, in coordination with the European Banking Authority, conducted a global evaluation to enhance the transparency, control and credibility of European banks (see more detail in section 1 of this chapter). This context will mark the regulatory environment of the coming months. Of note are the following aspects:

•	The entry into force of joint supervisory teams, formed from teams from the relevant national authorities and the European Central Bank.

•	The gradual harmonisation of criteria, concepts, authorisation procedures, etc, seeking an homogenisation that equals the regulation and supervision that affects European banks.

•	In the same line, supervision of all European banks under a common methodology: the Supervisory Review and Evaluation Process (SREP).

•	The importance of the relations established between the Single Supervisory Mechanism and the rest of supervisors in countries where the Group operates, through supervisory colleges and the signing of memories of understanding with them.

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The Bank is attaching greater priority to these issues by permanently monitoring the changes in the regulatory environment, which enables it to rapidly adapt to the new requirements. The Group is strengthening teams in all spheres of its activity in order to comply with the supervisors’ requirements.

The Group also has a coordination mechanism, fostered and backed by the board and senior management, among the different management areas and countries, in order to ensure a consistent response at Group level and implement the best practices in managing projects with regulatory impact.

Of note, among others, are the projects in order to adjust to:

•	The requirements of the Basel capital regulations which have been transposed in most countries where the Group operates, particularly in Europe via the CRR/CRD IV.

•	The international standards on risk data aggregation (RDA).

•	The US Volcker rule that limits the own account operations that banks can carry out.

•	The European investor protection rule (MIFID II) which strengthens the requirements related to the functioning of securities markets and marketing of financial products.

•	Non-financial and transversal risks (operational, conduct, reputational, strategic, etc): these risks are assumin increasing importance because of the attention paid to them by regulators and supervisors, which see in them a reflection of the way banks behave toward their stakeholders (employees, clients, shareholders, investors and social agents). Of particular note in the financial industry are:

•	With operational risk, cyber risk or the risk of suffering attacks by third parties on the Bank’s IT systems, which could alter the integrity of the information or normal development of operations. The Bank has been strengthening in the last few years its computer security system and continues to invest in this area in the face of potential threats (for more detail see section 9).

•	Conduct risk: in the last few years there has been a growing tightening of regulations regarding the treatment that banks must provide to their customers, These changes in regulations and their application could entail an impact for banks involving potential judicial demands or fines by supervisors as well as the necessary changes to processes and structure that must be carried out to comply with the new standards.

Banco Santander is strengthening control of this risk and has launched a global plan to improve the marketing of investment products and analysis of the costs incurred (paid or provisioned) as a result of compensation to clients and sanctions.

•	In line with the regulatory recommendations in the corporate governance sphere, the board agreed to appoint an executive vice-chairman to whom the compliance function reports.

More information is available in the section on compliance, conduct and reputational risk in this report.

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6. Credit risk

6.0. Organization of the section

After an introduction to the concept of credit risk and the segmentation that the Group uses for its treatment, the main magnitudes of 2014 and their evolution are presented (pages 194-202).

This is followed by a look at the main countries, setting out the main features from the credit risk standpoint (pages 203-210).

The qualitative and quantitative aspects of other credit risk matters are then presented, including information on financial markets, risk concentration, country risk, sovereign risk and environmental risk (pages 210-217).

Lastly, there is a description of the Group’s credit risk cycle, with a detailed explanation of the various stages that form part of the phases of pre-sale, and post-sale, as well as the main credit risk metrics (pages 218-222).

6.1. Introduction to the treatment of credit risk

Credit risk arises from the possibility of losses stemming from the failure of clients or counterparties to meet their financial obligations with the Group.

The Group’s risks function is organised on the basis of three types of customers:

•	The segment of individuals includes all physical persons, except those with a business activity. This segment, in turn, is divided into sub segments by income levels, which enables risk management adjusted to the type of client.

•	The segment of SMEs, companies and institutions includes companies and physical persons with business activity. It also includes public sector activities in general and non-profit making private sector entities.
•	The segment of global wholesale banking consists of corporate clients, financial institutions and sovereigns, who comprise a closed list revised annually. This list is determined on the basis of a full analysis of the company (business, countries where it operates, types of product used, volume of revenues it represents for the bank, length of relation with the client, etc).

The following chart shows the distribution of credit risk on the basis of the management model.

The Group’s risk profile is mainly retail, accounting for 84% of total risk generated by the retail banking business.

6.2. Main magnitudes and evolution

6.2.1. Global map of credit risk, 2014

The table below sets out the global credit risk exposure in nominal amounts (except for derivatives and repos exposure which is expressed in equivalent credit) at December 31, 2014.

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Grupo Santander - Gross exposure to credit risk classified in accordance with legal company criteria Million euros. Data at 31 December 2014

							Derivatives
	Credit to customers		Credit to entities[2]		Fixed income[3]		and repos
	Outstanding1	Commitments	Outstanding	Commitments	Sovereign	Private	REC[4]	Total
Continental Europe	308,089	65,637	19,892	2,353	48,726	12,183	23,671	480,551
Spain	198,175	53,326	14,506	2,219	37,256	7,713	20,032	333,227
Germany	30,896	592	1,191	—	—	233	18	32,929
Portugal	26,411	4,377	862	104	5,637	3,616	2,748	43,754
Others	52,608	7,342	3,333	30	5,833	622	873	70,641
United Kingdom	250,921	42,153	28,633	—	6,078	6,883	14,501	349,169
Latin America	156,587	43,986	21,397	19	25,283	6,152	11,035	264,459
Brazil	86,892	30,594	12,344	18	17,892	4,940	7,851	160,532
Chile	33,291	7,460	1,360	0	1,396	844	1,733	46,084
Mexico	27,198	5,685	4,395	—	4,621	341	1,399	43,639
Others	9,206	248	3,298	—	1,374	27	52	14,204
United States	73,664	28,709	7,319	69	5,159	8,038	800	123,758
Rest of world	351	30	68	—	—	2	—	450

Total Group	789,613	180,515	77,308	2,440	85,246	33,258	50,007	1,218,387

% of total	64.8%	14.8%	6.3%	0.2%	7.0%	2.7%	4.1%	100.0%
% change/Dec 13	10.9%	16.7%	-17.9%	28.5%	46.3%	9.8%	-14.4%	9.8%

Evolution of gross exposure to credit risk

Million euros

	2014	2013	2012	Var.s/13	Var.s/12
Continental Europe	480,551	473,267	540,435	1.5%	-11.1%
Spain	333,227	327,900	396,474	1.6%	-16.0%
Germany	32,929	33,481	40,659	-1.6%	-19.0%
Portugal	43,754	41,013	39,243	6.7%	11.5%
Others	70,641	70,872	64,059	-0.3%	10.3%
United Kingdom	349,169	320,571	344,413	8.9%	1.4%
Latin America	264,459	241,592	266,304	9.5%	-0.7%
Brazil	160,532	141,119	163,915	13.8%	-2.1%
Chile	46,084	44,147	46,722	4.4%	-1.4%
Mexico	43,639	39,066	37,836	11.7%	15.3%
Others	14,204	17,260	17,832	-17.7%	-20.3%
United States	123,758	73,945	79,707	67.4%	55.3%
Rest of world	450	265	539	69.9%	-16.4%

Total Group	1,218,387	1,109,640	1,231,398	9.8%	-1.1%

1.	Balances with customers include contingent risks (see the auditor’s report and annual consolidates statements, note 35) and exclude Repos (1,639 million euros) and other customer financial assets (12,832 million euros).
2.	Balances with credit entities and central banks include contingent risks and exclude repos, the trading portfolio and other financial assets.
3.	Total fixed income excludes the trading portfolio.
4.	ECR (equivalent credit risk: net value of replacement plus the maximum potential value. Includes mitigants).

The gross credit exposure (customer loans, entities, fixed income, derivatives and repos) in 2014 was EUR 1,218,387 million, most of it with customers and credit entities (86% of the total).

Risk is diversified among the main regions where the Group operates: Continental Europe (39%), UK (29%), Latin America (22%) and the US (10%).

Credit risk exposure rose 9.8% in 2014, largely due to the combined impact of the increase in lending in UK, Brazil, the US and Spain.

Excluding the exchange-rate impact of the main currencies against the euro, the exposure increased 5% in 2014.

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There were various changes in 2014 in the Group’s perimeter of gross credit exposure. Of note was the incorporation of SCUSA, as well as the acquisitions of the portfolio of GE Nordics and Financiera El Corte Inglés (FECI) in the sphere of Santander Consumer Finance, The SCUSA portfolio was integrated globally into the Group, with a coverage ratio of 296%. The main line of business in SCUSA is auto finance, distinguishing between core auto (loans generated via intermediaries) and Chrysler Capital (operations granted via Chrysler dealers and financing of commercial fleets). The acquisition of GE Nordics consolidated the commitment to growth in the business of direct consumer finance in the northern part of Europe, incorporating a portfolio that at the end of 2014 had a coverage ratio of 82%. The agreement with FECI increases the customer base with growth potential (coverage ratio of 109%).

6.2.2. Performance of magnitudes in 2014

The table below sets out the main items related to credit risk derived from our activity with customers.

Grupo Santander -risk, NPLs, coverage, provisions and cost of credit*

Data at 31 December

	Credit risk with customers[2]			Non-performing loans			NPL ratio
	(million euros)			(million euros)			(%)
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Continental Europe	308,205	312,167	332,261	27,514	28,496	20,904	8.93	9.13	6.29
Spain	182,974	189,783	210,536	13,512	14,223	8,093	7.38	7.49	3.84
Santander Consumer Finance[1]	63,654	58,628	59,387	3,067	2,351	2,315	4.82	4.01	3.90
Portugal	25,588	26,810	28,188	2,275	2,177	1,849	8.89	8.12	6.56
Poland	18,920	18,101	10,601	1,405	1,419	500	7.42	7.84	4.72
United Kingdom	256,337	235,627	254,066	4,590	4,663	5,202	1.79	1.98	2.05
Latin America	167,065	146,956	155,846	7,767	7,342	8,369	4.65	5.00	5.37
Brazil	90,572	79,216	89,142	4,572	4,469	6,113	5.05	5.64	6.86
Mexico	27,893	24,024	22,038	1,071	878	428	3.84	3.66	1.94
Chile	33,514	31,645	32,697	1,999	1,872	1,691	5.97	5.91	5.17
Argentina	5,703	5,283	5,378	92	75	92	1.61	1.42	1.71
United States	72,477	44,372	49,245	1,838	1,151	1,351	2.54	2.60	2.74
Puerto Rico	3,871	4,023	4,567	288	253	326	7.45	6.29	7.14
Santander Bank	45,825	40,349	44,678	647	898	1,025	1.41	2.23	2.29
SC USA	22,782	—	—	903	—	—	3.97	—	—

Total Group	804,084	738,558	793,448	41,709	41,652	36,061	5.19	5.64	4.54

	Coverage ratio			Spec. provs. net of recovered			Credit cost
	(%)			write-offs[3] (million euros)			(% of risk)[4]
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Continental Europe	57.2	57.3	73.0	2,880	3,603	4,104	1.02	1.23	3.16
Spain	45.5	44.0	50.0	1,745	2,411	2,473	1.06	1.38	1.34
Santander Consumer Finance[1]	100.1	105.3	109.5	544	565	753	0.90	0.96	1.27
Portugal	51.8	50.0	53.1	124	192	393	0.50	0.73	1.40
Poland	60.3	61.8	68.0	186	167	112	1.04	1.01	1.00
United Kingdom	41.9	41.6	44.1	332	580	806	0.14	0.24	0.30
Latin America	84.7	85.4	87.5	5,119	6,435	7,300	3.56	4.43	4.93
Brazil	95.4	95.1	90.2	3,682	4,894	6,124	4.84	6.34	7.38
Mexico	86.1	97.5	157.3	756	801	466	2.98	3.47	2.23
Chile	52.4	51.1	57.7	521	597	573	1.75	1.92	1.90
Argentina	143.3	140.4	143.3	121	119	108	2.54	2.12	2.05
United States	192.8	86.6	95.3	2,233	43	345	3.45	0.00	0.72
Puerto Rico	55.6	61.6	62.0	55	48	81	1.43	1.13	1.80
Santander Bank	109.4	93.6	105.9	26	(5)	265	0.06	(0.01)	0.61
SC USA	296.2	—	—	2,152	—	—	10.76	—	—

Total Group	67.2	61.7	72.4	10,562	10,863	12,640	1.43	1.53	2.38

*	2013 excludes SCUSA.
1.	SCF includes GE Nordics in the 2014 figures.
2.	Includes gross loans to customers, guarantees and documentary credits.
3.	Bad debts recovered (EUR 1,336 million).
4.	Cost of credit= loan-loss provisions 12 months/average lending.

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At the end of 2014, credit risk with customers was 9% higher. This growth occurred in all countries except for Spain (although taking into account just customer loans, there was slight growth), Portugal and Puerto Rico. These levels of lending, together with non-performing loans (NPLs) of EUR 41,709 million (-1.4%) reduced the Group’s NPL ratio to 5.19% (-45 b.p.).

For coverage of these NPLs, the Group recorded net credit losses of EUR 10,562 million (-3%), after deducting write-off recoveries. This decline is materialised in a fall in the cost of credit to 1.43% (10 b.p. less than in 2013).

Total loan-loss provisions were EUR 28,046 million, bringing the Group’s coverage ratio to 67%. It is important to bear in mind that this ratio is affected downwards by the weight of mortgage portfolios (particularly in the UK and Spain), which require fewer provisions as they have collateral.

Conciliation of the main magnitudes

The consolidated financial report details the portfolio of customer loans, both gross and net of funds. The following chart shows the relation between the concepts that comprise these magnitudes.

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Geographic distribution and segmentation

On the basis of the aforementioned segmentation, the geographic distribution and situation of the portfolio is shown in the following charts. The distribution is as follows:

Million euros

Total

Rest
18%
Spain
23%
US
9%
Total
804,084
Chile
4%
Portugal
3%
Brazil
11%
UK
32%
Normal
NPLs
757,387
696,906
762,375
36,061
41,652
41,709
2012
2013
2014

Individuals

Rest
16%
Spain
16%
US
8%
Brazil
7%
Chile
4%
Total
454,094
Portugal
4%
UK
45%
Normal
NPLs
448,708
393,822
436,612
18,327
16,688
17,482
2012
2013
2014

SME+Comp+Inst

Rest
22%
Spain
29%
Total
220,526
US
12%
Brazil
12%
Chile
5%
Portugal
3%
UK
17%
Normal
NPLs
189,608
187,510
199,657
16,489
22,058
20,869
2012
2013
2014

Global wholesale

Rest
18%
Spain
36%
US
8%
Total
129,464
Chile
3%
Portugal
1%
UK
11%
Brazil
23%
Normal
NPLs
119,071
115,574
126,107
1,245
2,906
3,357
2012
2013
2014

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The structure of the main magnitudes by geographic area :

•	Continental Europe

•	Spain’s NPL ratio[3] was 7.38%, (11 b.p. lower than in 2013), despite the reduction in the denominator and due to the favourable evolution of NPLs, mainly at companies. The coverage ratio increased to 46%.

•	Portugal ended the year with a higher NPL ratio (8.89%). The ratio was partly affected by the decline in lending, in line with the financial system’s deleveraging process. The coverage ratio rose by 2 p.p. to 52%.

•	Poland’s NPL ratio fell to 7.42% (42 b.p. less than in 2013), and is on a path of normalisation after the rise in 2013 following the integration of Kredyt Bank. The coverage ratio was 60%.

•	Santander Consumer’s NPL ratio, after the increase in the perimeter, was 4.82%, with a good general performance of portfolios in all countries. The coverage ratio was 100%.

•	The UK4 reduced its NPL ratio to 1.79% (-19 b.p.), due to the good performance in all segments, particularly retail and especially the mortgage portfolio. The coverage ratio increased to 42% (0.3 p.p. more than 2013).

•	Brazil’s NPL ratio5 fell to 5.05% (-59b.p.), with a positive performance in most portfolios. The coverage ratio was 95%.

•	Chile increased its NPL ratio to 5.97% (+ 6 b.p.), although the portfolio’s risk premium came down. The coverage ratio was 52%. (+ 1.3 p.p.) Lending grew 6%.

•	Mexico’s NPL ratio increased to 3.84% (+ 18 b.p.), mainly affected by the greater regulatory requirements in the country’s financial system and a macroeconomic environment less favourable than envisaged. The coverage ratio dropped to 86% (-11 p.p.).

•	The United States’ NPL ratio declined to 2.54% (-6 b.p.) and the coverage ratio rose to 193% (+106 p.p.).

•	The NPL ratio at Santander Bank was 1.41% (-82 b.p.), as a result of the good performance of the retail and company portfolios, while the coverage ratio was higher at 109%.

•	SCUSA’s cost of credit was 10.76%. The high rotation of the portfolio and the unit’s active credit management brought the NPL ratio to 3.97% and the coverage ratio increased to 296%.

•	Puerto Rico’s NPL ratio increased to 7.45% and the coverage ratio dropped to 56%.

Portfolio in normal situation: matured amounts pending collection

The amounts matured pending collection of three months or less represented 0.42% of total credit risk with customers. The following table shows the structure at December 31 2014, classified on the basis of the maturity of the first maturity:

Matured amounts pending

Million euros. Data at 31 December 2014

	Less
	than 1	1-2	2-3
	month	months	months
Deposits in credit entities	5	—	3
Customer loans	2,222	710	406
Public administrations	8	0	0
Other private sectors	2,215	710	406
Securities representing debt	—	—	—

Total	2,228	710	409

Doubtful loans and provisions: performance and structure

The table below shows the performance of doubtful balances by the concepts that comprise them:

Evolution of non-performing loans by the concepts that comprise them

Million euros

2012-2014 Evolution

	2012	2013	2014
NPLs (start of he period)	32,006	36,061	41,652
Entries	16,538	17,596	9,652
Perimeter	(628)	743	497
Exchange rate and other	(491)	(2,122)	1,734
Write-offs	(11,364)	(10,626)	(11,827)

NPLs (end of period)	36,061	41,652	41,709

3.	Excluding run-off real estate activity. More detail at 6.3.2. Spain.
4.	More detail at 6.3.1. United Kingdom
5.	More detail at 6.3.3. Brazil

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Evolution of funds by the concepts that comprise them

Million euros. Data at 31 December 2014

Performance 2012-2014
	2012	2013	2014
Funds (start of period)	19,531	26,111	25,681
Collectively determined	4,058	4,319	3,747
Individually determined	15,474	21,793	21,934
Gross allocation determined individually and writedowns	19,508	12,335	10,948
Allocation	13,869	12,140	10,948
Writedowns	5,639	195	—
Capital gains	358	(212)	974
Exchange rate and other	(1,939)	(1,928)	2,271
Write-offs	(11,347)	(10,626)	(11,827)
Funds (end of period)	26,111	25,681	28,046

Forbearance portfolio

The term forbearance portfolio refers for the purposes of the Group’s risk management to operations which the client has presented, or financial difficulties are envisaged for meeting payment obligations in the prevailing contractual terms and, for this reason, steps were taken to modify, cancel or even formalise a new transaction.

Grupo Santander has a detailed corporate policy for forbearance which acts as a reference in the various local transpositions of all the financial institutions that form part of the Group, and share the general principles established in Bank of Spain circular 6/2012 and the technical criteria published in 2014 by the European Banking Authority, developing them in a more granular way on the basis of the level of deterioration of clients.
This corporate policy sets rigorous criteria of prudence for assessing these risks:

•	There must be restrictive use of restructurings, avoiding actions that delay recognising deterioration.

•	The main aim must be to recover all the amounts owed, which entails recognising as soon as possible the amounts that it is estimated cannot be recovered.

•	The restructuring must always envisage maintaining the existing guarantees and, if possible, improving them. Effective guarantees not only serve to mitigate the severity, but also can reduce the probability of default.

•	This practice must not involve granting additional financing to the client, serve to refinance the debt of other banks, or be used as an instrument of cross-selling.

•	It is necessary to assess all the forbearance alternatives and their effects, ensuring that the results would be better than those likely to be achieved in the event of not doing it.

•	Severer criteria are applied for the classification of forbearance operations which prudently ensure the re-establishment of the client’s payment capacity, from the moment of forbearance and for an adequate period of time.

•	In addition, in the case of clients assigned a risk analyst, individualised analysis of each case is particularly important, both for their correct identification as well as subsequent classification, monitoring and adequate provisions.

The policy also establishes various criteria related to determining the perimeter of operations considered as forbearance, through defining a detailed series of objective indicators that enable situations of financial difficulty to be identified.

In this way, operations not classified as doubtful at the date of forbearance are generally considered as being in financial difficulties if at this date non-payment exceeds a month. If there is no non-payment or if this does not exceed the month of maturity, other indicators are taken into account including:

•	Operations of clients who already have problems with other transactions.

•	When the modification is made necessary prematurely, without there yet existing a previous and satisfactory experience with the client.

•	In the event that the necessary modifications involve granting special conditions such as the need to have to establish a temporary grace period in the payment or, when these new conditions are regarded as more favourable for the client than those granted in an ordinary admission.

•	Request for successive modifications over an unreasonable period of time.

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•	In any case, once the modification is made, if any irregularity arises in the payment during an established period of observation, even if there are no other symptoms, the operation will be considered within the perimeter of forbearance (backtesting).

As soon as it is determined that the reasons giving rise to the modification are due to financial difficulties, two types of forbearance are distinguished for management purposes on the basis of the management situation of these operations in origin: ex ante forbearance when the original operation is considered a doubtful risk and ex post forbearance when arising from a doubtful situation.

In addition, within ex post forbearance treatments applicable for cases of advanced deterioration are distinguished, whose requirements and classification criteria are even more severe than for the rest of forbearance.

Once the forbearance is done, those operations that remain classified as doubtful risk for not meeting at the time of forbearance the requirements for their reclassification to another category, must fulfil a schedule of prudent payments in order to ensure with reasonable certainty that the client has recovered his payment capacity.

If there is any irregularity (non-technical) in payments during this period, the observation period is begun again.

Once this period is over, conditioned by the customer’s situation and by the operation’s features (maturity and guarantees granted), the operation is no longer considered doubtful, although it remains subject to a test period with special monitoring.

This tracking is maintained as long as a series of requirements are not met, including: a minimum period of observation, amortisation of a substantial percentage of the amounts pending and having met the unpaid amounts at the time of forbearance.

The forbearance of a doubtful operation, regardless of whether, as a result of it, the transaction remains current in payment, does not modify the date of non-payment considered for determining the provisions. At the same time, the forbearance of a doubtful operation does not give rise to any release of the corresponding provisions.

The total volume of forbearance stood at EUR 56,703 million at the end of 2014 (7% of the Group’s total customer loans), with the following structure 6:

Million euros

			Risk
	Non-doubtful	Doubtful	Total
	Amount	Amount	Amount	% spec. cov.
Total	33,135	23,568	56,703	21%

On a like-for-like basis with 2013, the Group’s level of forbearance declined 6% (-EUR 3,229 million), continuing the reduction of the previous year.

As regards loan classification, 58% is non-doubtful. Of note is the high level of guarantees (75% with real guarantees) and adequate coverage through specific provisions (21% of the total forbearance portfolio and 45% of the doubtful portfolio).

Management metrics7

Credit risk management uses other metrics to those already commented on, particularly management of non-performing loans variation plus net write-offs (known in Spanish as VMG) and expected loss. Both enable risk managers to form a complete idea of the portfolio’s evolution and future prospects.

Unlike non-performing loans, the VMG refers to the total portfolio deteriorated over a period of time, regardless of the situation in which it finds itself (doubtful loans and write-offs). This makes the metric a main driver when it comes to establishing measures to manage the portfolio.

6.	The figures of the non-doubtful portfolio include the portfolio in normal and substandard classification of Bank of Spain circular 4/04. For more detail, see note 54 of the auditor’s report and annual financial statements.
7.	For more detail on these metrics see 6.5.5. measurement and control, in this section.

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The VMG is frequently considered in relation to the average loan that generated them, giving rise to what is known as the risk premium, whose evolution can be seen below.

The Group’s risk premium dropped sharply, in a context of growth in lending.

Unlike the loss incurred, used by the Group to estimate loan-loss provisions, the expected loss is the estimate of the economic loss which will occur during the following year in the existing portfolio at a given moment. Its forward-looking component complements the view provided by the VMG when analysing the portfolio and its evolution.

The expected loss reflects the portfolio’s features as regards the exposure at default (EaD), the probability of default (PD) and the severity or recovery once the default occurs (loss given default, LGD).

The table below sets out the distribution by segments in terms of EaD, PD and LGD. For example, it can be seen how the consideration of the LGD in the metrics makes the portfolios with mortgage guarantee generally produce a lower expected loss, fruit of the recovery that occurs in the event of a default via the mortgaged property.

The expected loss with clients of the portfolio in normal situation is 1.01% (down from 1.20% in 2013) and 0.82% for the whole of the Group’s credit exposure (0.98% in 2013), which underscores the medium-low risk profile assumed.

Segmentation of the credit risk exposure

Segment	EAD[1]	%	Average PD	Average LGD	Expected loss
Sovereign debt	150,890	14.3%	0.02%	46.90%	0.01%
Banks and other fin. instit.	64,271	6.1%	0.32%	51.81%	0.17%
Public sector	21,150	2.0%	1.87%	8.29%	0.16%
Corporate	149,339	14.2%	0.61%	32.48%	0.20%
SMEs	156,424	14.8%	3.15%	38.60%	1.22%
Individual mortgages	325,181	30.8%	2.60%	8.46%	0.22%
Consumer credit (individuals)	125,580	11.9%	6.59%	52.61%	3.47%
Credit cards (individuals)	42,499	4.0%	3.49%	63.58%	2.22%
Other assets	19,849	1.9%	3.05%	50.08%	1.52%
Memorandum item[2]	820,173	77.7%	2.98%	33.73%	1.01%

Total	1,055,182	100.0%	2.40%	34.28%	0.82%

Data at December 2014.

1.	Excludes doubtful loans.
2.	Excludes sovereign debt, banks and other financial institutions and other assets.

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6.3. Detail of the main countries

The portfolios with the largest concentration of risk are set out below, based on the figures in 6.2.2. Performance of magnitudes in 2014.

6.3.1. United Kingdom

6.3.1.1. General view of the portfolio

Santander UK’s total outstanding was EUR 256,337 million at the end of 2014 (32% of the Group’s total), with the following distribution by segments:

6.3.1.2. Mortgage portfolio

Because of its importance not just for Santander UK but for all of the Group’s outstanding, it is worth highlighting the mortgages’ portfolio, which stood at EUR 193,048 million at the end of 2014.

This portfolio consists of mortgages for acquisition or reforming homes, granted to new as well as existing clients and always constituting the first mortgage. There are no operations that entail second or successive charges on mortgaged properties.

The mortgaged property must always be located within UK territory, regardless of the destiny of the financing except in the case of some one-off operations in the Isle of Man. Mortgages can be granted for properties outside the UK, but the collateral for such mortgages must consists of a property in the UK.

Most of the credit exposure is in the south east of the UK, and particularly in the metropolitan area of London, where housing prices are more stable even during periods of economic slowdown.

All the properties are valued independently before each new operation is approved, in accordance with the Group’s risk management principles.

Mortgages that have already been granted are subject to a quarterly updating of the value of the property in guarantee, by an independent agency, using an automatic valuation system in accordance with the market’s usual practices and in compliance with prevailing legislation.

The distribution of the portfolio by type of borrowers is shown in the chart below:

1.	First time buyer: clients who acquire a home for the first time.
2.	Home mover: clients who change home, with or without changing the bank that granted the loan.
3.	Remortgage: clients who transfer the mortgage from another bank.
4.	Buy to let: Homes acquired with the purpose of renting them out.

There are varies types of products with different risk profiles, all of them subject to the limits inherent in the policies of a prime lender such as Santander UK. The features of some of them (in brackets the percentage of the portfolio of UK mortgages they represent):

•	Interest only loans (41.1%)*: The customer pays every month the interest and amortises the capital at maturity. An appropriate repayment vehicle such as a pension plan, mutual funds, etc is needed. This is a regular product in the UK market for which

*	Percentage calculated on the total or some component of interest only.

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Santander UK applies restrictive policies in order to mitigate the risks inherent in it. For example, maximum LTV of 50%, higher cutoff in the admission score or the evaluation of the payment capacity simulating the amortization of capital and interest payments instead of just interest.

•	Flexible loans (14.2%): This type of loan contractually enables the customer to modify the monthly payments or make additional provision of funds up to a pre-established limit, as well as having disbursements from previously paid amounts above that limit.

•	Buy to Let (2.2%): Buy to let mortgages (purchase of a property to then rent it out) account for a small percentage of the total portfolio. Admission was halted between 2009 and 2013 when it was reactivated following the improvement in market conditions and approval with strict rick policies. In 2014, these mortgages represented around 5% of the total monthly admission.

The evolution of the mortgage portfolio over the last three years is shown below:

*	Real growth, discounting the exchange rate impact, was 1.3%

There was slight growth of 1.3% (discounting the exchange rate impact) in 2014, accompanied by a favourable environment partly sustained by the UK government’s help to buy scheme. This programme enables first residency buyers, as well as those who are already property owners, under a series of conditions, to acquire a home by contributing a minimum of 5% of its value and obtaining financing for the rest, The government guarantees lenders if the value of the property falls by up to 15%.

In 2014, as can be seen in the chart below, the NPL ratio of this portfolio dropped from 1.88% in 2013 to 1.64%, slightly above that of the UK banking industry as a whole, according to the Council of Mortgage Lenders (CML).

1.	Figures of Santander UK in accordance with the amount of the cases.
2.	CML figures in accordance with the volume of cases.

The decline in the NPL ratio was sustained by the evolution of non-performing loans, which improved significantly thanks to a more favourable economic environment, as well as the increased NPL exits due to the improvements in the efficiency of the recovery teams. NPLs fell 11.9% to EUR 3,162 million (growth of 1.1% in 2013).

It is also necessary to point out the more conservative focus adopted in Santander UK’s definition of a NPL, in line with the criteria set by the Bank of Spain and Grupo Santander, with regard to the standard applied in the UK market. This focus includes the classification as doubtful of the following operations:

•	Clients with payment delays of between 30 and 90 days and who have been declared publically insolvent (via bankruptcy process) in the previous two years.

•	Operations in which once the maturity date is reached there is still capital of the loan pending payment with a maturity of more than 90 days, although the client remains up to date with the monthly payments.

•	Forbearance operations which, in accordance with the corporate policy, are considered as “payment agreements” and thus classified as doubtful.

Excluding these concepts, which are not included for calculating the NPL ratio in the UK market, and under which EUR 419 million were classified as NPLs at the end of 2014, the ratio of the mortgage portfolio was 1.42%, well below the aforementioned 1.64% and close to that published by the Council of Mortgage Lenders.

The strict credit policies limit the maximum loan-to-value (LTV) to 90% for those loans that amortize interest payments and capital, and to 50% for those that amortize interest regularly and the capital at maturity. Applying these policies enabled the simple arithmetic average LTV of the portfolio to be 47.2% and the average weighted LTV 42.8%. The proportion of the portfolio with a LTV of more than 100% was reduced to 2.4% from 4.4% in 2013.

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The following charts show the LTV structure for the stock of residential mortgages and the distribution in terms of the income multiple of new loans in 2014:

1.	Loan to value: Relation between the amount of the loan and the appraised value of the property. Based on indices.
2.	Income multiple: Relation between the total original amount of the mortgage and the customer’s annual gross income declared in the loan request.

The credit risk policies explicitly forbid loans regarded as high risk (subprime mortgages) and establish demanding requirements for credit quality, both for operations and for clients. For example, as of 2009 mortgages with a loan-to-value of more than 100% have not been allowed.

An additional indicator of the portfolio’s good performance is the reduced volume of foreclosed properties, which in 2014 amounted to EUR 75 million, less than 0.1% of the total mortgage exposure. Efficient management of these cases and the existence of a dynamic market for this type of housing enables sales to take place in a short period of time (around 18 weeks on average), contributing to the good results.

6.3.1.3. SMEs and companiess

As shown in the chart on the segmentation of the portfolio at the beginning of this section, lending to SMEs and companies (EUR 47,674 million) represented 15.4% of the total at Santander UK.

The following sub-segments are included in these portfolios:

SMEs: This segment includes those small firms which, from the risk management standpoint, are in the standardised model. Specifically, those belonging to the business lines of small business banking and regional business centres. Total outstanding at the end of 2014 was EUR 17,427 million, with a NPL ratio of 4.4% (5.9% at the start of the year).

Companies: This includes companies who have a risk analyst assigned. Also included are portfolios considered as not strategic (legacy and non-core). Outstanding at the end of 2014 was EUR 8,978 million, with a NPL ratio of 3.1% (3.6% at the start of the year).

SGBM: This includes companies under the risk management model of Global Wholesale Banking. Outstanding was EUR 11,457 million at the end of 2014 (NPL ratio of 0.03%).

Social housing: This includes lending to companies that build, sell and rent social housing. This segment is supported by local governments and the central government and has no NPLs. Outstanding stood at EUR 9,810 million at the end of 2014.

In line with the objective of becoming the reference bank for SMEs and companies, the most representative portfolios of this segment grew by around 6% in 2014 in net terms.

6.3.2. Spain

6.3.2.1. General view of the portfolio

The total credit risk (including guarantees and documentary credits) in Spain (excluding the run-off real estate unit, commented on later) amounted to EUR 182,974 million at the end of 2014 (23% of the Group), with an adequate level of diversification by both product and customer segment.

The year 2014 was a turning point in the downward trend in total credit risk. Although in annual terms it still fell 4%, it rose moderately in the second part of the year, reflecting the economic situation and the various strategies implemented.

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Million euros

				Var	Var
	2014	2013	2012**	14/13	13/12
Total credit risk*	182,974	189,783	210,536	-4%	-10%
Home mortgages	49,894	52,016	52,834	-4%	-2%
Rest of loansto individuals	17,072	17,445	20,042	-2%	-13%
Companies	96,884	106,042	119,808	-9%	-11%
Publicadministrations	19,124	13,996	17,852	37%	-22%

*	Including guarantees and documentary credits.
**	In order to facilitate like-for-like comparisons with prior years the figures for 2012 have been restated.

The NPL ratio for the total portfolio was 7.38%, 11 b.p less than in 2013. The fall in lending (which increased the NPL ratio by 26 b.p.) was offset by the better NPL figure (which reduced the ratio by 37 b.p.). This was largely due to the lower NPL entries (-40% on average below 2013 in all portfolios), and to the clean-up period of part of the substandard operations reclassified in June 2013 in the mortgage portfolio.

The coverage ratio increased by one p.p. to 45%, after the decline in 2013 as a result of the reclassification of substandard operations.

Below are the main portfolios.

6.3.2.2 Home mortgages

Lending to households to acquire a home in Spain amounted to EUR 50,388 million at the end of 2014 (27% of total credit), of which 99% has a mortgage guarantee.

Lending to households to acquire homes*

Million euros

	2014	2013
Gross amount	50,388	52,879
Without mortgage guarantee	493	863
With mortgage guarantee	49,894	52,016
Of which doubtful	2,964	3,956
Without mortgage guarantee	61	461
With mortgage guarantee	2,903	3,495

*	Excluding the mortgage portfolio of Santander Consumer Spain (EUR 2,555 million in 2014), with doubtful loans of EUR 95 million.

The NPL ratio of mortgages to households to acquire a home was 5.82%, 90 b.p.less than in 2013, supported by gross NPL entries that were 50% lower and the clean-up period of part of the operations classified in June 2013 as doubtful for subjective reasons.

The portfolio of mortgages for homes in Spain kept its medium-low profile and with limited expectations of a further deterioration:

•	All mortgages pay principle right from the start.

•	Early amortization is usual and so the average life of the operation is well below that in the contract.

•	The borrower responds with all his assets and not just the home.

•	High quality of collateral concentrated almost exclusively in financing the first home.

•	Average affordability rate of close to 29%.

•	Some 73% of the portfolio has a loan-to-value of less than 80% (total risk/latest available valuation of the home). In 2014, an appraisal took place which covered almost all the mortgage portfolio, in line with the supervisor’s requirements.

Ranges of total LTV*

Million euros

	2014	2013
Gross amount with mortgage guarantee	49,894	52,016
LTV < 40%	4,773	12,339
LTV between 40% and 60%	9,566	16,105
LTV between 60% and 80%	22,036	17,364
LTV between 80% and 100%	10,985	5,392
LTV > 100%	2,535	815
of which doubtful	2,903	3,496
LTV < 40%	85	273
LTV between 40% and 60%	223	634
LTV between 60% and 80%	671	1,335
LTV between 80% and 100%	681	931
LTV > 100%	1,242	323

*	Excluding Santander Consumer Spain.

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Loan-to-value: Percentage total risk/amount of the latest valuation appraisal. Affordability rate: relation between the annual quotas and the customer’s net income.

Despite the economic situation and the gradual deterioration over the last few years, the loan admission measures implemented in admission since 2008 and a change in demand toward better profiles produced a good evolution of vintages as of then.

6.3.2.3 Companies’ portfolio

Credit risk assumed directly with SMEs and companies (EUR 96,884 million) is the main segment in lending in Spain (53% of the total).

Most of the portfolio (94%) corresponds to clients who have been assigned a analyst who monitors the borrower continuously throughout the risk cycle. In 2014, as part of the Santander Advance project, the criteria of clients with an individual analyst was changed and the number of clients with continuous monitoring increased.

The portfolio is well diversified, with more than 192,000 active clients and no significant concentrations by sector.

The NPL ratio of this portfolio was 8.91% at the end of 2014, mainly affected by the fall in lending.

6.3.2.4. Run-off real estate activity in Spain

The Group manages in a separate unit run-off real estate activity in Spain8, which includes loans to clients mainly for real estate promotion, and has a specialised management model, stakes in Sareb9 and foreclosed assets.

The Group’s strategy in the last few years has been to reduce the volume of these loans which at the end of 2014 stood at EUR 8,114 million in net terms (around 3% of loans in Spain and less than 1% of the Group’s loans). The portfolio’s composition is as follows:

•	Net loans of EUR 3,787 million, EUR 1,948 million less than in 2013 and with a coverage of 54%.

•	Net foreclosed assets ended 2014 at EUR 3,533 million, with coverage of 55%.

•	The value of the stake in Sareb was EUR 794 million.

8.	For more detail on the real estate portfolio see note 54 of the auditor’s report and the annual financial statements.
9.	As of the end of 2014, the stake in Metrocavesa was consolidated by global integration.

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The gross exposure in loans and foreclosures continued the downward trend of previous years and fell 53.3% between 2008 and 2014.

The following table shows the evolution and classification of the lending and foreclosed portfolio:

	2014			2013
	Gross balance	% coverage	Net balance	Gross balance	% coverage	Net balance
1. Credit	8,276	54%	3,787	11,355	49%	5,735
a. Normal	102	0%	102	424	0%	424
b. Sub-standard	1,209	35%	784	2,815	36%	1,797
c. Doubtful	6,965	58%	2,901	8,116	57%	3,514
2. Foreclosed	7,904	55%	3,533	7,990	55%	3,600

TOTAL 1+2	16,180	55%	7,320	19,345	52%	9,335

Millone euros

By type of real estate that guarantees the loans and foreclosed assets, the coverage levels are as follows:

	Real estate loans		Foreclosed assets		Total
	Exposure	Coverage	Exposure	Coverage	Exposure	Coverage
Completed buildings	3,577	38%	2,269	43%	5,846	40%
Promotions under construction	130	49%	716	46%	846	47%
Land	3,393	69%	4,864	62%	8,257	65%
Other guarantees	1,176	61%	55	64%	1,231	61%

TOTAL	8,276	54%	7,904	55%	16,180	55%

Million euros

6.3.3. Brazil

Brazil’s credit risk is EUR 90,572 million (11.2% of the Group’s total). It is adequately diversified and with a mainly retail profile (51% to individuals, consumer finance and SMEs)

Loans grew 13% (at constant exchange rate) in 2014 compared to 7.1% in 2013. This growth was in line with the average of Brazil’s private sector banks.

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Below are the levels of lending and growth of the main segments.

Lending: segmentation

Million euros. Constant exchange rates, 2014

	2014	2013	2012	14 / 13	13 / 12	12 / 11
Individuals	24,635	23,230	21,734	6%	7%	11%
Mortgages	6,919	5,060	3,860	37%	31%	24%
Consumer	10,506	11,676	11,947	-10%	-2%	8%
Cards	5,711	5,286	4,965	8%	6%	14%
Others	1,499	1,207	962	24%	25%	-2%
Santander Financiamentos	8,742	8,976	9,302	-3%	-4%	-3%
SMEs and large companies	54,547	45,057	41,164	21%	9%	13%
SMEs	10,679	11,137	11,477	-4%	-3%	20%
Companies	14,415	11,940	10,496	21%	14%	4%
Corporate	29,453	21,981	19,190	34%	15%	13%

Growth was stronger in the segments with a more conservative risk profile, in line with the Bank’s policy of giving greater weight in the portfolio’s composition to segments with a better credit profile.

Of note in the segment of individuals was growth in mortgages (28% of total lending as against 22% in 2013), and the stronger rise to companies and corporations.

The Bank also continued during 2014 the measures started two years ago to strengthen the quality of loan admission, which has led to a sustained improvement in the leading indicators on the credit profile of new loans (vintages). The following charts show these indicators for the portfolios of loans to individuals and SMEs, which accounted for 62% of NPLs and 76% of provisions.

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As a result of these improvement policies in loan admission and the change of mix, the NPL ratio fell by 59 b.p. in 2014 to 5.05%.

The coverage ratio was 95% at the end of 2014, a rise of 33 b.p. This improvement was due to the better performance of the portfolio, which reduced the level of NPLs.

6.4. Other credit risk optics

6.4.1. Credit risk by activity in the financial markets

This section covers credit risk generated in treasury activities with clients, mainly with credit institutions. This is developed through financing products in the money market with different financial institutions, as well as derivatives to provide service to Group clients.

According to chapter six of the CRR (EU regulation 575/2013), the credit risk of the counterparty is the risk that the client in an operation could enter into non-payment before the definitive settlement of the cash flows of this operation. It includes the following types of operations: derivative instruments, operations with repurchase commitment, stock lending commodities, operations with deferred settlement and financing of guarantees.

There are two methodologies for measuring the exposure, one is with MtM methodology (replacement value of derivatives or amount available in committed credit lines) and the other, introduced in the middle of 2014 for some countries and products, which incorporates the calculation of the exposure by Monte Carlo simulation. The capital at risk or unexpected loss is also calculated, i.e. the loss which, once the expected loss has been subtracted, constitutes the economic capital, net of guarantees and recovery.

After markets close, exposures are re-calculated by adjusting all operations to their new time frame, adjusting the potential future exposure and applying mitigation measures (netting, collateral, etc), so that the exposures can be controlled directly against the limits approved by senior management. Risk control is done through an integrated system and in real time, enabling the exposure limit available with any counterparty, product and maturity and in any Group unit to be known at each moment.

Exposures in counterparty risk

The total exposure at the end of 2014 on the basis of management criteria in terms of positive market value after applying netting agreements and collateral by counterparty risk activities was EUR 17,260 million (net exposure of EUR 50,006 million) and was concentrated in high credit quality counterparties (75.2% of risk with counterparties has a rating equal to or more than A-).

In addition, at the end of 2014 credit valuation adjustments of EUR 785.6 million were registered (-16.8%10 due mainly to the general fall in credit spreads during 2014) and debt valuation adjustments of EUR 227.5 million (-2.7%)11.

Around 93% of the counterparty risk operations in nominal terms was with financial institutions and central counterparty institutions (CCP in English) with whom we operate almost entirely under netting and collateral agreements. The rest of operations with customers who are not financial institutions are, in general, operations whose purpose is hedging. Occasionally, operations are conducted for purposes other than hedging, always with specialised clients.

Distribution of counterparty risk by client rating (in nominal terms)*

AAA	1.39%
AA	2.30%
A	71.52%
BBB	20.84%
BB	3.91%
B	0.03%
RESTO	0.02%

*	Ratings based on equivalences between internal ratings and ratings of agencies.

10.	2013 figures recalculated for those counterparties without listed CDS for which, as of 2014, market proxies are used, calculated by CDS on the basis of the rating/sector/ country of the counterparty (the figure published in 2013 for these counterparties uses the internal PD).
11.	The definition and methodology for calculating the CVA and DVA are set out in 7.2.2.6.

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Counterparty risk: distribution by nominal risk and market value *

Million euros

	2014			2013			2012
		Market value			Market value			Market value
	Nominal	Positive	Negative	Nominal	Positive	Negative	Nominal	Positive	Negative
CDS protection acquired**	38,094	60	769	45,968	86	887	52,332	476	680
CDS protection sold	31,565	658	48	38,675	763	89	42,697	453	333

Total credit derivatives	69,659	717	817	84,642	849	976	95,030	930	1,013

Equity forwards	1,055	117	17	2,125	76	20	4,630	338	132
Equity options	36,616	1,403	2,192	58,964	1,686	2,420	60,689	1,376	1,438
Equity spot	19,947	421	—	10,041	1,103	0	6,616	999	0
Equity swaps	472	—	701	685	—	265	88	0	266

Total equity derivatives	58,089	1,941	2,910	71,814	2,865	2,705	72,022	2,713	1,835

Fixed-income forwards	3,905	3	124	3,089	1	0	4,855	5	4
Fixed-income options	423	4	0	—	0	0	0	0	0
Fixed-income spot	5,055	—	—	1,906	—	0	1,693	0	0

Total fixed income derivatives	9,383	8	124	4,995	1	0	6,548	5	4

Forward and spot rates	151,172	3,633	2,828	101,216	2,594	1,504	105,089	1,380	1,342
Exchange-rate options	44,105	530	790	46,290	604	345	70,298	232	496
Other exchange rate derivatives	354	3	6	125	2	1	41	1	0
Exchange-rate swaps	458,555	14,771	15,549	411,603	9,738	8,530	418,930	9,617	9,550

Total exchange rate derivatives	654,187	18,936	19,173	559,233	12,940	10,380	594,358	11,231	11,388

Asset swaps	22,617	999	1,749	22,594	901	1,634	22,322	870	1,623
Call money swaps	264,723	1,228	1,150	235,981	698	608	215,404	673	1,011
Interest rate structures	23,491	2,215	2,940	37,398	1,997	2,553	6,640	2,180	2,339
Forward interest rates- FRAs	171,207	13	63	117,011	16	18	304,041	41	49
IRS	2,899,760	95,654	94,624	2,711,552	58,164	54,774	2,038,235	81,091	77,005
Other interest-rate derivatives	218,167	4,357	3,728	230,735	3,870	3,456	251,526	4,255	3,726

Total interest-rate derivatives	3,599,966	104,466	104,253	3,355,272	65,648	63,043	2,838,168	89,109	85,752

Commodities	1,020	243	112	1,363	265	78	1,871	308	104

Total commodity derivatives	1,020	243	112	1,363	265	78	1,871	308	104

Total gross derivatives	4,392,304	126,312	127,389	4,077,320	82,568	77,183	3,607,996	104,295	100,097

Repos	166,047	3,871	5,524	152,105	9,933	7,439	123,784	2,453	3,315
Stock lending	27,963	3,432	628	19,170	2,919	672	18,857	3,476	774

Total counterparty risk	4,586,314	133,615	133,541	4,248,595	95,419	85,294	3,750,638	110,223	104,186

*	Figures with management criteria. Excluding organised markets.
**	Credit derivatives acquired including hedging of loans.

Counterparty risk: exposure in terms of market value and equivalent credit risk including mitigation effect1

Million euros

	2014	2013	2012
Market value netting effect[2]	28,544	27,587	28,192
Collateral received	11,284	9,451	11,454
Exposure by market value[3]	17,260	18,136	16,738
Net ECR[4]	50,006	58,425	56,088

1.	Data with management criteria. Excluding organised markets.

2.	Market value used to include the effects of mitigant agreements to calculate the exposure by counterparty risk.
3	Taking into account the mitigation of netting agreements and after discounting the collateral received.
4	ERC (equivalent credit risk: net replacement value plus the maximum potential value less the collateral received).

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Counterparty risk: Notional OTC derivative products by maturity*

Million euros

	1 year**	1-5 years	5-10 years	Over 10 years	TOTAL
CDS protection acquired***	37,852	72	0	170	38,094
CDS protection sold	31,565	0	0	0	31,565

Total credit derivatives	69,417	72	0	170	69,659

Equity forwards	1,055	0	0	0	1,055
Equity options	34,302	1,529	557	228	36,616
Equity spot	19,842	105	0	0	19,947
Equity swaps	472	0	0	0	472

Total equity derivatives	55,670	1,634	557	228	58,089

Fixed-income forwards	3,283	622	0	0	3,905
Fixed-income options	423	0	0	0	423
Fixed-income spot	4,514	318	207	17	5,055

Total fixed-income derivatives	8,219	940	207	17	9,383

Forward and spot rates	147,542	3,574	56	1	151,172
Exchange-rate options	41,082	3,024	0	0	44,105
Other exchange rate derivatives	345	9	0	0	354
Exchange-rate swaps	427,937	17,900	9,422	3,296	458,555

Total exchange rate derivatives	616,905	24,507	9,478	3,298	654,187

Asset swaps	21,310	315	777	215	22,617
Call money swaps	262,828	1,650	175	69	264,723
Interest rate structures	20,747	405	848	1,492	23,491
Forward interest rates - FRAs	171,207	0	0	0	171,207
IRS	2,739,575	85,442	42,082	32,662	2,899,760
Other interest-rate derivatives	202,853	8,346	6,578	390	218,167

Total interest-rate derivatives	3,418,520	96,158	50,459	34,829	3,599,966

Commodities	823	197	0	0	1,020

Total commodity derivatives	823	197	0	0	1,020

Total derivatives	4,169,554	123,508	60,701	38,541	4,392,304

Repos	165,947	100	0	0	166,047
Stock lending	27,509	301	131	22	27,963

Total counterparty risk	4,363,010	123,909	60,831	38,563	4,586,314

*	Figures on the basis of management criteria. Excluding organised markets.
**	In operations under collateral agreement the period of the collateral replacement is considered as maturity.
***	Credit derivatives acquired including hedging of loans.

The distribution of risk in notional derivatives by type of counterparty was 54% with financial institutions and 39% with clearing houses.	As regards the geographic distribution, 49% of notional derivatives are with UK counterparties (whose weight within the total is due to the increasing use of clearing houses), 15% with North American counterparties, 8% with Spanish ones. 8% with French ones and of note among the rest is 14% with other European countries and 4% with Latin America.

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Counterparty risk, organised markets and clearing houses

The Group’s policies seek to anticipate wherever possible the implementation of measures resulting from new regulations regarding operations of OTC derivatives, repos and stock lending, both if settled by clearing house or if remaining bilateral. In recent years, there has been a gradual standardisation of OTC operations in order to conduct clearing and settlement via houses of all new trading operations required by the new rules, as well as foster internal use of the electronic execution systems.

As regards the operations of organised markets, within counterparty risk management credit risk for this type of operation is not considered, as this risk is eliminated by the organised markets acting as counterparty in the operations, given that they have mechanisms that enable them to protect their financial position via systems of deposits and improved guarantees and processes that ensure the liquidity and transparency of transactions. As of 2014, with the entry into force of the new CRD IV (Capital Requirements Directive) and the CRR (Capital Requirements Regulations), which transfer the Basel III principles, credit risk is considered for this type of operation as regards calculating capital.

The following table show the relative share in total derivatives of new operations settled by clearing house at the end of 2014 and the significant evolution of operations settled by clearing house since 2012.

Distribution of counterparty risk on the basis of the channel of clearing and type of derivative*

Nominal in million euros

	Bilateral		CCP**
	Nominal	%	Nominal	%	Total
Derivatives	67,895	97%	1,764	2.5%	69,659
Equity derivatives	58,019	100%	70	0.1%	58,089
Fixed-income derivatives	9,368	99.8%	15	0.2%	9,383
Exchange rate derivatives	653,702	99.9%	484	0.1%	654,187
Interest rate derivatives	1,860,694	51.7%	1,739,272	48.3%	3,599,966
Commodities derivatives	1,020	100.0%	—	0.0%	1,020
Repos	108,153	65.1%	57,894	34.9%	166,047
Stock lending	27,963	100.0%	—	0.0%	27,963

Total	2,786,814	60.8%	1,799,499	39.2%	4,586,314

*	Figures based on management criteria. Excluding organised markets.
**	Central counterparty institutions (CCPs)

Risk distribution on the basis of settlement in CCPs and by type of derivative and evolution*

Gross exposure. Nominal in million euros

	2014	2013	2012
Credit derivatives	1,764	949	—
Equity derivatives	70	111	138
Fixed-income derivatives	15	1	33
Exchange rate derivatives	484	616	988
Interest rate derivatives	1,739,272	1,290,496	669,750
Commodities derivatives	—	—	—
Repos	57,894	55,435	63,875
Stock lending	—	46	34

Total	1,799,499	1,347,653	734,817

*	Data on the basis of management criteria. Excluding organised markets.

The Group actively manages operations not settled by clearing house and seeks to optimise their volume, given the requirements of spreads and capital that the new regulations impose on them.

In general, the operations with financial institutions are done under netting and collateral agreements, and a continued effort is being made to ensure that the rest of operations are covered under this type of agreement. Generally, the collateral agreements that the Group signs are bilateral ones with some exceptions mainly with multilateral institutions and securitisation funds.

The collateral received under the different types of collateral (CSA, OSLA, ISMA, GMRA, etc) signed by the Group amounted to EUR 11,284 million (of which EUR 9,643 million corresponded to collateral received by derivatives), mostly effective (92.9%), and the rest of the collateral types are subject to strict policies of quality as regards the type of issuer and its rating, debt seniority and haircuts applied.

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The chart below shows the geographic distribution:

Off-balance sheet credit risk

The off-balance sheet risk corresponding to funding and guarantee commitments with wholesale clients was EUR 80,980 million and with the following distribution by products:

Off-balance sheet exposure

In million euros

					Maturity
	< 1	1-3	3-5	> 5
Product	YEAR	YEARS	YEARS	YEARS	TOTAL
Funding*	10,103	10,310	29,673	2,434	52,520
Technical guarantees	4,568	8,013	1,677	4,081	18,339
Financial and commercial guarantees	3,281	4,356	1,105	663	9,406
Foreign trade**	0	217	0	499	716

Total	17,952	22,896	32,455	7,677	80,980

*	Mainly including credit lines committed bilaterally and syndicated.
**	Mainly including stand-by letters of credit.

Activity in credit derivatives

Grupo Santander uses credit derivatives to cover loans, customer business in financial markets and within trading operations. The volume of this activity is small compared to that of our peers and, moreover, is subject to a solid environment of internal controls and minimising operational risk.

The risk of these activities is controlled via a broad series of limits such as VaR12, nominal by rating, sensitivity to the spread by rating and name, sensitivity to the rate of recovery and to correlation. Jump-to-default limits are also set by individual name, geographic area, sector and liquidity.

In notional terms, the CDS position incorporates EUR 35,646 million of acquired protection13 and EUR 31,556 million of sold protection.

At December 31, 2014, the sensitivity of lending to increases in spreads of one basis point was minus EUR 1.5 million, higher than 2013, and the average VaR was EUR 2.9 million, above 2013 and 2012 (average VaR of EUR 2.1 million and EUR 2.9 million, respectively).

6.4.2. Risk of concentration

Control of risk concentration is a vital part of management. The Group continuously tracks the degree of concentration of its credit risk portfolios using various criteria: geographic areas and countries, economic sectors, products and groups of clients.

The board, via the risk appetite, determines the maximum levels of concentration, as detailed in section 4.4. on risk appetite and structure of limits. In line with the risk appetite, the executive risk committee establishes the risk policies and reviews the exposure levels appropriate for adequate management of the degree of concentration of the credit risk portfolios.

In geographic terms the credit risk with clients is diversified in the main markets in which the Group operates, as shown in the chart below.

Some 56% of the Group’s credit risk corresponds to individual customers, who, due to their inherent nature, are highly diversified. In addition, the portfolio is also well distributed by sectors, with no significant concentrations in specific sectors. The following chart shows the distribution at the end of the year.

12.	The definition and methodology of the VaR calculation is in 7.2.2.1.
13.	This figures excludes around EUR 1,760 million nominal of CDS which cover loans that for accounting purposes are recorded as financial guarantees instead of credit derivatives as their change in value has no impact on results or reserves in order to avoid accounting asymmetry.

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The Group is subject to the regulation on large risks contained in the fourth part of the CRR (EU regulations 575/2013), according to which the exposure contracted by an entity with a client or group of clients linked among themselves will be considered a “large exposure” when its value is equal to or more than 10% of the eligible capital. In addition, in order to limit the large exposures no entity can assume with a client or group of linked clients an exposure whose value exceeds 25% of its eligible capital, after taking into account the impact of the reduction of credit risk contained in the regulation.

At the end of 2014, after applying risk mitigation techniques and regulations applicable to large risks, all the declared groups were below 4.7% of eligible equity except for a central EU counterparty entity which was 7.3%.

The regulatory credit exposure with the 20 largest groups within the sphere of large risks represented 5.5% of outstanding credit risk with clients (lending plus balance sheet risks). As for regulatory credit exposure with financial institutions, the top 10 represented EUR 18,378 million.

The Group’s risks division works closely with the financial division to actively manage credit portfolios. Its activities include reducing the concentration of exposures through various techniques such as using credit derivatives and securitisation to optimise the risk-return relation of the whole portfolio

6.4.3. Country risk

Country risk is a component of credit risk in all cross-border credit operations for circumstances different to the usual commercial risk. Its main elements are sovereign risk, the risk of transfer and other risks that could affect international financial activity (wars, natural disasters, balance of payments crisis, etc).

The exposure susceptible to country-risk provisions at the end of 2014 was EUR 176 million (EUR 382 million in 2013). Total provisions stood at EUR 22 million compared with EUR 47 million in 2013. Of note in 2014 was Colombia which changed its classification, in accordance with Bank of Spain criteria, from Group 2 to Group 314.

The exposure is moderate and has been on a downward path in recent years, particularly in 2014 due to the maturities of operations. The only exception was in 2008 when there was a significant increase due to the incorporation of transactions with Brazilian clients resulting from the purchase of ABN/Banco Real. This increase was reduced in 2009, with the reclassification of Brazil to Group 2.

The total exposure to country risk, regardless of whether it requires provisions or not, is also moderate. Except for Group 1 countries (considered by the Bank of Spain as those of less risk15), the individual exposure by country does not exceed in any cases 1% of Grupo Santander’s total assets.

The principles of country risk management continued to follow criteria of maximum prudence; country risk is assumed very selectively in operations that are clearly profitable for the bank, and which enhance the global relationship with customers.

6.4.4. Sovereign risk and vis-á-vis the rest of public administrations

As a general criterion, sovereign risk is that contracted in transactions with a central bank (including the regulatory cash reserve requirement), the issuer risk of the Treasury or similar entity (portfolio of public debt) and that arising from operations with public institutions with the following features: their funds only come from the state’s budgeted income and the activities are of a non-commercial nature.

14.	The typology of countries for each risk group is defined in Bank of Spain circular 4/2004 .
15.	This group includes operations with final debtor resident in the European Union, Norway, Switzerland, Iceland, the US, Canada, Japan, Australia and New Zealand.

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This criterion, historically used by Grupo Santander, has some differences with that of the European Banking Authority (EBA) used for its regular stress exercises. The main ones are that the EBA’s criterion does not include risk with central banks, exposures with insurance companies, indirect exposures via guarantees and other instruments. On the other hand, it includes public administrations in general (including regional and local ones) and not only the state sector.

Exposure to sovereign risk (according to the criteria applied in the Group) mainly emanates from the obligations to which our subsidiary banks are subject regarding the establishment of certain deposits in central banks, the establishment of deposits with the excess of liquidity and of fixed-income portfolios maintained within the risk management strategy for structural interest of the balance sheet and in trading books in treasuries. The great majority of these exposures are in local currency and are funded on the basis of customer deposits captured locally, and also in local currency.

The exposures in the local sovereign but in currencies different to the official one of the country of issuance is not very significant (EUR 8,633 million, 4.5% of the total sovereign risk), and less so the exposure in non-local sovereign issuers, which means cross-border risk16 (EUR 3,257 million, 1.68% of the total sovereign risk).

In general, the total exposure to sovereign risk has remained at adequate levels to support the regulatory and strategic motives of this portfolio.

The investment strategy for sovereign risk also takes into account the credit quality of each country when setting the maximum exposure limits. The following table shows the percentage of exposure by rating levels17.

Exposure by level of rating

%

	2014	2013	2012	2011
AAA	29%	36%	34%	29%
AA	4%	6%	3%	26%
A	28%	27%	29%	6%
BBB	32%	26%	31%	38%
Under BBB	7%	5%	4%	1%

The sovereign risk distribution by rating level was affected in the last few years by many rating revisions of the sovereign issuers of the countries where the Group operates (Spain, Portugal, US, Chile, etc.).

On the basis of the EBA criteria already mentioned, the exposure to public administrations at the end of each of the last three years was as follows (figures in million euros)18:

The exposure increased 40% in 2014, mainly due to the acquisition of fixed-income portfolios available for sale in Brazil, Spain and Portugal. The sovereign risk exposure of Spain (where the Group has its headquarters) is not high in terms of total assets (3.4% at the end of 2014), compared to its peers.

The sovereign exposure in Latin America is almost all in local currency, recorded in local books and concentrated in short-term maturities of lower interest rate risk and greater liquidity.

Exposure to sovereign risk (EBA criteria)

Million euros

DEC. 31, 2014	Portfolio
	Trading &			Net total
	others	Available		direct
	to VR	for sale	Lending	exposure
Spain	5,778	23,893	15,098	44,769
Portugal	104	7,811	589	8,504
Italy	1,725	0	0	1,725
Greece	0	0	0	0
Ireland	0	0	0	0
Rest of euro zone	(1,070)	3	1	(1,066)
UK	(613)	6,669	144	6,200
Poland	5	5,831	30	5,866
Rest of Europe	1,165	444	46	1,655
US	88	2,897	664	3,649
Brazil	11,144	17,685	783	29,612
Mexico	2,344	2,467	3,464	8,275
Chile	593	1,340	248	2,181
Rest of Latam	181	1,248	520	1,949
Rest of world	4,840	906	618	6,364

Total	26,284	71,194	22,205	119,683

DEC. 31, 2013	Portfolio
	Trading &			Net total
	others	Available		direct
	to VR	for sale	Lending	exposure
Spain	4,359	21,144	12,864	38,367
Portugal	149	2,076	583	2,807
Italy	1,310	77	0	1,386
Greece	0	0	0	0
Ireland	0	0	0	0
Rest of euro zone	(1,229)	67	0	(1,161)
UK	(1,375)	3,777	0	2,402
Poland	216	4,770	43	5,030
Rest of Europe	5	117	0	122
US	519	2,089	63	2,671
Brazil	8,618	8,901	223	17,743
Mexico	3,188	2,362	2,145	7,695
Chile	(485)	1,037	534	1,086
Rest of Latam	268	619	663	1,550
Rest of world	5,219	596	148	5,964

Total	20,762	47,632	17,268	85,661

16.	Countries classified as low risk by the Bank of Spain (Group 1 according to its terminology) are not considered.
17.	Internal ratings used.
18.	In addition at December 31, 2014, the Group maintained direct net exposures in derivatives whose reasonable value was EUR 1,028 million, as well as indirect net exposures in derivatives whose reasonable value was EUR 5 million. Grupo Santander has no exposure to portfolios at maturity.

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6.4.5. Environmental risk

Analysis of the environmental risk of credit operations is one of the main aspects of the strategic plan of corporate social responsibility. It revolves around the following two large points:

•	Equator principles: this is an initiative of the World Bank’s International Financial Corporation. It is an international standard for analysing the social and environmental impact of project finance operations and corporate loans with known destiny (bridging loans with forebearance envisaged

DEC. 31, 2012	Portfolio
	Trading &			Net total
	others	Available		direct
	to VR	for sale	Lending	exposure
Spain	4,403	24,654	16,528	45,586
Portugal	0	1,684	616	2,299
Italy	(71)	76	0	4
Greece	0	0	0	0
Ireland	0	0	0	0
Rest of euro zone	943	789	0	1,731
UK	(2,628)	4,419	0	1,792
Poland	669	2,898	26	3,592
Rest of Europe	10	0	0	10
US	(101)	1,783	30	1,712
Brazil	14,067	11,745	351	26,163
Mexico	4,510	2,444	2,381	9,335
Chile	(293)	1,667	521	1,895
Rest of Latam	214	916	771	1,900
Rest of world	1,757	645	234	2,636

Total	23,480	53,718	21,457	98,655

via project finance and corporate financing to construct or increase a specific project). The assumption of these principles represents a commitment to assess and take into account the social and environmental risks, and thus to finance only those projects that can accredit adequate management of the social and environmental impacts. The methodology used is set out below.

•	For project finance operations with an amount equal to or more than $10 million, corporate loans with known destiny for a project with an amount equal to more than $100 million, with Santander’s share equal to or more than $50 million, an initial questionnaire is filled out, of a generic nature, designed to establish the project’s risk in the socio-environmental sphere (according to categories A, B and C, from greater to lower risk, respectively) and the operation’s degree of compliance with the Equator Principles.

•	For those projects classified within the categories of greater risk (categories A and B), a more detailed questionnaire has to be filled out, adapted according to the sector of activity.

•	According to the category and location of the projects a social and environmental audit is carried out (by independent external auditors). The Bank also gives training courses in social and environmental matters to risk teams as well as to those responsible for business of all the areas involved. An online course was launched in 2014 for more than 2,500 Group employees in all countries.

In 2014, 79 projects were analysed under the Equator principles for a total amount of EUR 35.911 million.

•	VIDA tool: used since 2004, its main purpose is to assess the environmental risk of corporate clients, both current and potential, through a system that classifies in seven categories each of the companies on the basis of the environmental risk contracted. In 2014, 45.384 clients were assessed by this tool in Spain (total risk of EUR 86,356 million).

Low or very low environmental risk represents 66% of total risk, lower than in 2013 due to the incorporation of the perimeter of global wholesale banking.

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6.5. Credit risk cycle

The process of credit risk management consists of identifying, analysing, controlling and deciding on the risks incurred by the Group’s operations. The business areas, senior management and the risk areas are all involved.

The board and the executive committee participate in the process, as well as the executive risk committee, which sets the risk policies and procedures, the limits and delegation of powers, and approves and supervises the framework of the risk function.

The risk cycle has three phases: pre-sale, sale and post-sale. The process is constantly revised, incorporating the results and conclusions of the after-sale phase to the study of risk and pre-sale planning.

6.5.1. Study of risk and credit rating process

Risk study consists of analysing a customer’s capacity to meet his contractual commitments with the bank. This entails analysing the customer’s credit quality, risk operations, solvency and profitability to be obtained on the basis of the risk assumed.

With this objective, the Group has used since 1993 models for assigning solvency ratings. These mechanisms are used in all individualised management segments, both wholesale (sovereign, financial institutions and corporate banking), as well as the rest of companies and institutions in this category.

The rating is the result of a quantitative model based on balance sheet ratios or macroeconomic variables, which is supplemented by the expert advice of the analyst.

The ratings given to customers are regularly reviewed, incorporating the latest available financial information and experience in the development of banking relations. The regularity of the reviews increases in the case of customers who reach certain levels in the automatic warning systems and in those classified as special watch. The rating tools are also revised in order to adjust the accuracy of the rating granted.

While ratings are used for companies under individualised management, scoring techniques are used for the standardised segment, which automatically assign a score to operations, as set out in the section “decisions on operations.”

6.5.2. Planning and setting limits

The purpose of this phase is to limit efficiently and comprehensively the risk levels assumed by the Group.

The credit risk planning process serves to set the budgets and limits at portfolio or customer level on the basis of the segment.

The planning and setting of limits is conducted via documents agreed between the business and risk areas and approved by the executive risk committee or committees delegated by it, and in which the expected results of business, in terms of risk and return are set out, as well as the limits to which this activity is subject and management of the associated risks.

Planning is articulated via the strategic commercial plan, ensuring the conjunction of the business plan, the credit policy on the basis of the risk appetite and of the necessary resources to achieve it. It acts as a reference for all retail and commercial banking businesses. The maximum executive committee of each unit is responsible for approving and monitoring the plan.

At the same time, in the wholesale sphere and the rest of companies and institutions analysis is conducted at the client level. When certain circumstances concur, the client is assigned an individual limit (pre-classification).

In this way, a pre-classification model based on a system for measuring and monitoring economic capital is used for large corporate groups. The result of pre-classification is the maximum risk level that a client or group can assume in terms of amount of maturity. A more streamlined version of pre-classifications is used for those companies which meet certain requirements (high knowledge, rating, etc).

Analysis of scenarios

In line with what is described in section 4.5. of this report, analysis of credit risk scenarios enables senior management to better understand the portfolio’s evolution in the face of market conditions and changes in the environment. It is a key tool for assessing the sufficiency of the provisions made and the capital to stress scenarios.

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These exercises are carried out for all the Group’s relevant portfolios and are articulated as follows:

•	Definition of reference scenarios (at both the global level as well as for each of the Group’s units).

•	Determining the value of the risk parameters and metrics (probability of default, loss at default, NPLs, etc) to different scenarios.

•	Estimating the expected loss associated with each of the scenarios raised and contrasted with the levels of provisions.

•	Analysis of the evolution of the credit risk profile at the portfolio, segment, unit and Group levels in the face of different scenarios and compared to previous years.

The simulation models employed by the Group use data from a complete economic cycle in order to calibrate the performance of risk factors in the face of changes in macroeconomic variables. These models are submitted to backtesting processes and regular fine tuning in order to guarantee they reflect correctly the relationship between macroeconomic variables and risk parameters.

The projections of the risk and loss parameters, normally with a time frame of three years, are executed under various economic scenarios which include the main macroeconomic variables (GDP, unemployment rate, house prices, inflation, etc).

The economic scenarios defined are backed by different levels of stress, from the baseline scenario or the most probable one to stress scenarios which, although unlikely, are possible.

These scenarios are defined by Grupo Santander’s research department in coordination with the counterparts of each unit and using as a reference the figures published by the main international institutions.

A global stress scenario is defined describing a world crisis situation and the way it would affect each of the countries in which the Group operates. In addition, a local stress scenario is defined which affects in an isolated way some of the main units and with a greater degree of stress than the global stress scenario.

In the executive risk committee the Group’s senior management takes note, proposes the changes it deems necessary and formally approves the set of definitive scenarios to be used in the execution of the Group’s stress test.

6.5.3. Decisions on operations

The sales phase consists of the decision-taking process which analyses and resolves operations. Approval by the risks area is a prior requirement before contracting any risk operation. This process must take into account the policies defined for approving operations and take into consideration both the risk appetite as well as those elements of the operation that are relevant in the search for the right balance between risk and profitability.

In the sphere of individual clients, businesses and SMEs with low turnover, the administration of large volumes of credit operations with the use of automatic decision models is facilitated for classifying the client/operation binomial. Lending is classified into homogeneous risk groups, on the basis of the information on the features of the operation and of its owner. These models are used in banking with individuals, businesses and standardised SMEs.

As already indicated, the prior phase of setting limits can follow two different paths, giving rise to different types of decision in the sphere of companies:

•	Automatic and verifying if there is capacity for the proposed operation (in amount, product, maturity and other conditions) within the limits authorised under the framework of pre-classification. This process is generally applied to corporate pre-classifications.

•	Always requiring the authorisation of the analyst although the operation meets the amount, maturity and other conditions set in the pre-classified limit. This process applies to the pre-classification of companies under individualised management of retail banking.

Credit risk mitigation techniques

Grupo Santander applies various forms of credit risk reduction on the basis, among other factors, of the type of client and product. As we will later see, some are inherent in specific operations (for example, real estate guarantees) while others apply to a series of operations (for example, netting and collateral).

The various mitigation techniques can be grouped into the following categories:

Determination of a net balance by counterparty

The concept of netting is the possibility of determining a net balance between operations of the same type, under the umbrella of a framework agreement such as ISDA or similar.

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It consists of aggregating the positive and negative market values of derivative transactions that Santander has with a certain counterparty, so that in the event of default it owes (or Santander owes, if the net is negative) a single net figure and not a series of positive or negative values corresponding to each operation closed with the counterparty.

An important aspect of the contracts framework is that they represent a single legal obligation that covers all operations. This is fundamental when it comes to being able to net the risks of all operations covered by the contract with a same counterparty.

Real guarantees

These are those goods that are subject to compliance with the guaranteed obligation and which can be provided not only by the client but also by a third party. The real goods or rights that are the object of the guarantee can be:

•	Financial: cash, deposit of securities, gold, etc.

•	Non-financial: real estate (both properties as well as commercial premises, etc), other property goods.

From the standpoint of risk admission, the highest level of real guarantees is required. In order to calculate the regulatory capital, only those guarantees that meet the minimum qualitative requirements set out in the Basel agreements are taken into consideration.

A very important example of a real financial guarantee is collateral. This is a series of instruments with a certain economic value and high liquidity that are deposited/transferred by a counterparty in favour of another in order to guarantee/reduce the credit risk of the counterparty that could result from portfolios of transactions of derivatives with risk existing between them.

The nature of these agreements is diverse, but whatever the specific form of collateralisation, the final purpose, as in the netting technique, is to reduce the counterparty risk.

The operations subject to the collateral agreement are regularly valued (normally day to day) and, on the net balance resulting from this valuation, the parameters defined in the contract are applied so that a collateral amount is obtained (normally cash or securities), which is to be paid to or received from the counterparty.

As regards real estate guarantees, there are regular re-appraisal processes, based on real market values for the different types of property, which meet all the requirements set by the regulator.

Implementation of the mitigation techniques follows the minimum requirements established in the manual of credit risk management policies, and consists of ensuring:

•	Legal certainty. The possibility of legally requiring the settlement of guarantees must be examined and ensured at all times.

•	The non-existence of substantial positive correlation between the counterparty and the value of the collateral.

•	The correct documentation of all guarantees.
•	The availability of documentation of the methodologies used for each mitigation technique.

•	Adequate monitoring and regular control.

Personal guarantees and credit derivatives

This typology of guarantees corresponds to those that place a third party in a position of having to respond to obligations acquired by another to the Group. It includes, for example, sureties, guarantees, stand-by letters of credit, etc. The only ones that can be recognised, for the purposes of calculating capital, are those provided by third parties that meet the minimum requirements set by the supervisor.

Credit derivatives are financial instruments whose main objective is to cover the credit risk by acquiring protection from a third party, through which the bank transfers the issuer risk of the underlying asset. Credit derivatives are over the counter (OTC) instruments that are traded in non-organised markets. The coverage with credit derivatives, mainly through credit default swaps, is contracted with front line banks.

The information on mitigation techniques is in “Credit risk reduction techniques of the Prudential Relevance Report (Pillar III)”. There is also more information on credit derivatives in the section “Activity in credit derivatives” in item “6.4.1. Credit risk by activities in financial markets” of this report.

6.5.4. Monitoring

Monitoring is a continuous process of constant observation, which allows changes that could affect the credit quality of clients to be detected early on, in order to take measures to correct the deviations that impact negatively.

Monitoring is based on segmentation of customers, and is carried out by local and global risk dedicated teams, supplemented by internal audit.

The function consists, among other things, of identifying and tracking clients under special watch, reviewing ratings and continuous monitoring of indicators of standardised clients.

The system called companies in special watch (FEVE) identifies four levels on the basis of the degree of concern arising from the circumstances observed (extinguish, secure, reduce, monitor). The inclusion of a company in FEVE does not mean there have been defaults, but rather the advisability of adopting a specific policy toward that company and establishing the person and time frame for it. Clients in FEVE are reviewed at least every six months, and every quarter for the most serious cases. A company can end up

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in special watch as a result of monitoring, a review conducted by internal audit, a decision of the person responsible for the company or the entry into functioning of the system established for automatic warnings.

Ratings are reviewed at least every year, but if weaknesses are detected, or on the basis of the rating, it is done more regularly.

As regards the risks of individual clients, businesses and SMEs with a low turnover, the main indicators are monitored in order to detect shifts in the performance of the loan portfolio with respect to the forecasts made in the credit management programmes.

6.5.5. Measurement and control

As well as monitoring clients’ credit quality, Grupo Santander establishes the control procedures needed to analyse the current credit risk profile and its evolution, through different credit risk phases.

The function is developed by assessing the risks from various perspectives that complement one another, establishing as the main elements control by countries, business areas, management models, products, etc, facilitating early detection of points of specific attention, as well as preparing action plans to correct any deteriorations.

Each element of control admits two types of analysis:

1. Quantitative and qualitative analysis of the portfolio.

Analysis of the portfolio controls, permanently and systematically, the evolution of risk with respect to budgets, limits and standards of reference, assessing the impacts of future situations, exogenous as well as those resulting from strategic decisions, in order to establish measures that put the profile and volume of the risks portfolio within the parameters set by the Group.

The credit risk control phase uses, among others and in addition to traditional metrics, the following metrics:

•	Management of non-performing loans variation plus net write-offs (VMG)

The VMG measures how NPLs change during a period, discounting write-offs and taking loan loss recoveries into account.

It is an aggregate measure at portfolio level that allows a response to deteriorations observed in the evolution of NPLs.

It is the result of the final balance less the initial balance of non-performing loans of the period under consideration, plus the write-offs in this period less loan loss recoveries in the same period.

The VMG and its components play a key role as variables of monitoring.

•	Expected loss (EL) and capital

Expected loss is the estimate of the economic loss that would occur during the next year of the portfolio existing at a given moment.

It is one more cost of activity, and must impact on the price of operations. Its calculation is mainly based on three parameters:

•	Exposure at default (EaD): maximum amount that could be lost as a result of a default.

•	Probability of default (PD): the probability of a client’s default during the year.

•	Loss Given Default (LGD): this reflects the percentage of exposure that could not be recovered in the event of a default. It is calculated by discounting at the time of the default the amounts recovered during the whole recovery process and this figure is then compared in percentage terms with the amount owed by the client at that moment.

Other relevant aspects regarding the risk of operations are covered, such as quantification of off-balance sheet exposures or the expected percentage of recoveries, related to the guarantees associated with the operation, as well as other issues such as the type of product, maturity, etc.

The risk parameters also enable economic and regulatory capital to be calculated. The integration in management of the metrics of capital is vital for rationalising its use. More detail is available in chapter 12 on capital management and control of capital risk.

2. Evaluation of the control processes

Evaluation of the control processes includes systematic and regular revision of the procedures and methodology, developed throughout the credit risk cycle, in order to guarantees their effectiveness and validity.

In 2006, within the corporate framework established in the Group for compliance with the Sarbanes Oxley law, a corporate tool was established in the Group’s intranet to document and certificate all the sub processes, operational risks and controls that mitigate them. The risks division assesses every year the efficiency of internal control of its activities.

The function of comprehensive control and internal validation of risks, as part of its mission of supervising the quality of the Group’s risk management, guarantees that the management and control systems of the different risks inherent in its activity fulfil the most demanding requirements and the best practices observed in industry and/or required by regulators. In addition, internal audit is responsible for ensuring that the policies, methods and procedures are adequate, effectively implemented and regularly reviewed.

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6.5.6. Recovery management

Recovery activity is a significant element in the Bank’s risk management. This function is developed by the area of recoveries and cleaning up of assets, which was created in July 2013 in order to obtain greater efficiencies in the process of asset recovery, while developing a global strategy and a focus of recovery management.

The Group has a corporate management model which sets the guidelines and general lines of action to be applied in the various countries, always taking into account the local particularities that the recovery activity requires (economic environment, business model or a mixture of both). The recovery areas are business areas that directly manage clients; the corporate model thus has a business focus, whose creation of value on a sustained basis is based on effective and efficient collection management, whether by regularisation of balances pending payment or by total recovery.

The recovery management model requires adequate co-ordination of all the management areas (business of recoveries, commercial, technology and operations, human resources and risks). It is subject to constant review and continuous improvement in the processes and management methodology that sustain it, through applying the best practices developed in the various countries.

In order to conduct recovery management adequately, it is done in four phases: irregularity or early non-payment, recovery of non-performing loans, recovery of write-offs and management of foreclosed assets. Indeed, the recovery function begins before the first non-payment when the client shows signs of deterioration and ends when the debt has been paid or regularised. The function aims to anticipate non-compliance and is focused on preventative management.

The current macroeconomic environment directly impacts the non-payment index and customers’ bad loans. The quality of portfolios is thus fundamental for the development and growth of our businesses in different countries. Debt reimbursement and recovery functions are given a special and continuous focus, in order to ensure that this quality always remains within the expected levels.

The diverse features of our clients makes segmentation necessary in order to manage recoveries adequately. Massive management of large collectives of clients with similar profiles and products is conducted through processes with a high technological component, while personalised management focuses on customers that, because of their profile, require a specific manager and more individualised management.

Recovery activity has been aligned with the socio-economic reality of various countries and different risk management mechanisms, with adequate criteria of prudence, have been used on the basis of their age, guarantees and conditions, always ensuring, as a minimum, the required classification and provisions.

Particular emphasis in the recovery function is placed on management of the aforementioned mechanisms for early management, in line with corporate policies, taking account of the various local realities and closely tracking vintages, stocks and performance. These policies are renewed and regularly adopted in order to reflect both the better management practices as well as the regulatory changes applied.

As well as measures focused on adapting operations to the client’s payment capacity, also noteworthy is recovery management seeking solutions other than judicial ones for advance payment of debts.

One of the ways to recover debt from clients, who have suffered a severe deterioration in their repayment capacity, is repossession (judicial or in lieu of payment) of the real estate assets that serve as guarantees of the loans. In countries with a high exposure to real estate risk, such as Spain, there are very efficient sales management instruments which enable the capital to be returned to the bank and reduce the stock in the balance sheet at a much faster speed than the rest of banks.

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7. Trading market risk

and structural risks

7.0. Organisation of this section

We will first describe the activities subject to market risk, setting out the different types and risk factors.

Then we will look at each one of the market risks on the basis of the finality of the risk, distinguishing the risk of market trading and structural risks, and, within the latter, structural risks of the balance sheet and pension, actuarial and fiduciary risks.

The most relevant aspects to take into account such as the principal magnitudes and their evolution in 2014 are set out for each type of risk, the methodologies and metrics employed in Santander and the limits used for their control.

7.1. Activities subject to market risk and types of market risk

The perimeter of activities subject to market risk covers those operations where capital risk is assumed as a result of changes in market factors, including both trading risks as well as structural risks that are also affected by movements in markets.

This risk comes from the change in risk factors—interest rates, inflation rates, exchange rates, share prices, the spread on loans, commodity prices and the volatility of each of these elements—as well as from the liquidity risk of the various products and markets in which the Group operates.

•	The Interest rate risk is the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects, among others, loans, deposits, debt securities, most assets and liabilities of trading portfolios as well as derivatives.

•	The inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects, among others, loans, debt securities and derivatives, whose yield is linked to inflation or to a real rate of variation.
•	The exchange rate risk is the sensitivity of the value of a position in a currency different to the base currency to a potential movement in exchange rates. A long position or one bought in a foreign currency would produce a loss in the event that the currency depreciated against the base currency. Among the positions affected by this risk are non-euro investments in subsidiaries, as well as loans, securities and derivatives denominated in foreign currencies.

•	The equity risk is the sensitivity of the value of positions opened in equities to adverse movements in the market prices or in expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, and equity swaps).

•	The credit spread risk is the risk or sensitivity of the value of positions opened in fixed income securities or in credit derivatives to movements in credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is a differential between financial instruments that trade with a spread over other reference instruments, mainly the yield on government securities and interbank rates.

•	The commodities price risk is the risk derived from the effect of potential changes in prices. The Group’s exposure to this risk is not significant and is concentrated in derivative operations on commodities with clients.

•	The volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: interest rates, exchange rates, shares, credit spreads and commodities. This risk is incurred by financial instruments which have volatility as a variable in their valuation model. The most significant case is portfolios of financial options.

All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

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There are other types of market risk, whose coverage is more complex. They are the following:

•	Correlation risk is the sensitivity of the value of a portfolio to changes in the relation between risk factors, be they of the same type (for example, between two exchange rates) or of a different nature (for example, between an interest rate and the price of a commodity).

•	Market liquidity risk is that of a Group entity or the Group as whole finding itself unable to get out of or close a position in time without impacting on the market price or on the cost of the transaction. This risk can be caused by a fall in the number of market makers or institutional investors, the execution of large volumes of operations and market instability, increasing with the concentration existing in certain products and currencies.

•	Risk of prepayment or cancellation. When in certain operations the contract allows, explicitly or implicitly, cancellation before the maturity without negotiation there is a risk that the cash flows have to be reinvested at a potentially lower interest rate. This mainly affects loans or mortgage securities.

•	Underwriting risk. This occurs as a result of an entity’s participation in underwriting a placement of securities or another type of debt, assuming the risk of partially owning the issue or the loan due to non-placement of all of it among potential buyers.

Pension, actuarial and fiduciary risks, which are described later on, also depend on movements in market factors.

On the basis of the finality of the risk, activities are segmented in the following way:

a)	Trading: financial services to customers and purchase-sale and positioning mainly in fixed-income, equity and currency products. The Global Banking and Markets (GBM) division is mainly responsible for managing it.

b)	Structural risks: we distinguish between balance sheet risks and pension and actuarial risks:

b1)	Structural balance sheet risks: market risks inherent in the balance sheet excluding the trading portfolio. Management decisions on these risks are taken by the ALCO committees of each country in coordination with the Group’s ALCO committee and are executed by the financial management division. This management seeks to inject stability and recurrence into the financial margin of commercial activity and to the Group’s economic value, maintaining adequate levels of liquidity and solvency. The risks are:

•	Structural interest rate risk. This arises from mismatches in the maturities and repricing of all assets and liabilities.

•	Structural exchange rate risk/hedging of results.
•	Exchange rate risk occurs when the currency in which the investment is made is different from the euro in companies that consolidate and those that do not (structural exchange rate). In addition, the positions of exchange rate hedging of future results generated in currencies other than the euro (hedging of results) are also included.

•	Structural equity risk. This involves investments via stakes in financial or non-financial companies that are not consolidated, as well as portfolios available for sale formed by equity positions.

b2)	Pension and actuarial risk

•	Pension risk: the risk assumed by the Bank in relation to the pension commitments with its employees. The risk lies in the possibility that the fund does not cover these commitments in the period of accrual of the provision and the profitability obtained by the portfolio is not sufficient and obliges the Group to increase the level of contributions.

•	Actuarial risk: unexpected losses produced as a result of an increase in the commitments with the insurance takers, as well as losses from an unforeseen rise in costs.

7.2. Trading market risks

7.2.1. Main magnitudes and evolution

Grupo Santander’s trading risk profile remained low in 2014, in line with previous years, due to the fact that most of the activity involves providing services to its clients, as well as geographic diversification and by risk factor.

7.2.1.1. VaR analysis19

Grupo Santander maintained its strategy of concentrating its trading activity on customer business, minimising where possible exposures of directional risk opened in net terms. This was reflected in the VaR evolution of the trading portfolio of global wholesale banking, which was around the average of the last three years and ended 2014 at EUR 10.5 million20.

19.    The definition and methodology for calculating VaR is in section 7.2.2.1.

20.    Relative to the trading activity of global wholesale banking (GWB) in financial markets. As well as the trading activity of GWB, there are other positions catalogued for accounting purposes. The total VaR of trading of this accounting perimeter was EUR 11.3 million.

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VaR during 2014 fluctuated between EUR 8.2 million and EUR 23.8 million. The main increases were linked to the Brazilian Treasury’s changes in exposure to exchange rates and Spain’s Treasury to interest rates and credit spreads.

The average VaR in 2014 was EUR 16.9 million, very similar to the two previous years (EUR 17.4 million in 2013 and EUR 14.9 million in 2012) for the reason already mentioned of the concentration of activity in customers.

The histogram below shows the distribution of average risk in terms of VaR between 2012 and 2014 where the accumulation of days with levels between EUR 9.5 million and EUR 21.5 million can be seen (93%). The higher values of EUR 21.5 million (2%) were concentrated in periods mainly affected by one-off rises of volatility in the Brazilian currency and by the euro zone’s sovereign debt crisis.

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Risk by factor

The average and year-end values in VaR terms at 99% for the last three years, as well as their minimum and maximum values and the expected shortfall (ES) at 97.5%21 in 2014, were as follows:

VaR statistics by risk factor22, 23

Million euros. VaR at 99% and ES at 97.5%, with a time frame of one day

		2014					2013		2012
		VaR (99%)				ES (97.5%)	VaR		VaR
		Minimum	Average	Maximum	Year-end	Year-end	Average	Year-end	Average	Year-end
	Total	8.2	16.9	23.8	10.5	11.4	17.4	13.1	14.9	18.5
	Diversification effect	(5.2)	(13.0)	(27.9)	(9.3)	(9.9)	(16.2)	(12.3)	(15.2)	(13.5)
	Interest rate VaR	8.1	14.2	22.2	10.5	11.7	12.7	8.5	11.8	12.0
Total trading	Equity VaR	1.1	2.7	8.9	1.8	1.3	5.6	4.7	7.0	7.1
	FX VaR	1.3	3.5	10.2	2.9	2.8	5.4	4.7	5.0	3.5
	Credit spread VaR	4.2	9.3	15.9	4.6	5.3	9.6	7.2	6.1	9.1
	Commodities VaR	0.1	0.3	0.5	0.1	0.2	0.3	0.3	0.4	0.3

	Total	5.9	12.2	18.0	7.3	7.3	13.9	9.9	11.0	16.4

	Diversification effect	(1.9)	(9.2)	(22.8)	(5.5)	(5.8)	(14.1)	(9.0)	(12.9)	(9.9)
	Interest rate VaR	4.6	8.9	13.0	6.2	6.3	9.3	6.6	7.9	6.8
	Equity VaR	0.8	1.7	8.1	1.0	0.8	4.3	2.6	6.2	6.3
Europe	FX VaR	0.7	2.9	9.8	1.5	1.8	5.2	3.7	4.1	4.0
	Credit spread VaR	2.7	7.6	14.1	3.9	4.1	9.0	5.8	5.4	8.9
	Commodities VaR	0.1	0.3	0.5	0.1	0.2	0.3	0.3	0.4	0.3

	Total	6.3	12.3	26.7	9.8	10.1	11.1	6.9	10.1	8.9

	Diversification effect	0.4	(3.5)	(12.2)	(12.2)	(3.7)	(5.3)	(6.7)	(6.4)	(3.8)
	Interest rate VaR	5.2	11.8	24.2	9.8	10.6	9.6	5.9	8.8	8.8
America Latin	Equity VaR	0.7	2.1	5.0	3.0	1.4	3.2	2.9	3.1	1.6
	FX VaR	0.7	2.0	9.2	9.2	1.9	3.5	4.7	3.1	1.3

	Total	0.4	0.7	1.6	0.7	0.9	0.8	0.5	0.9	0.8

	Diversification effect	(0.1)	(0.3)	(1.0)	(0.2)	(0.7)	(0.4)	(0.2)	(0.5)	(0.3)
	Interest rateVaR	0.3	0.7	1.6	0.7	0.7	0.7	0.5	0.7	0.6
US and Asia	Equity VaR	0.0	0.1	0.5	0.0	0.0	0.1	0.0	0.2	0.1
	FX VaR	0.1	0.3	0.6	0.2	0.9	0.4	0.2	0.6	0.4

	Total	1.6	2.3	9.0	1.9	2.2	1.5	2.0	2.7	1.2

	Diversification effect	0.0	(0.6)	(3.4)	(0.6)	(0.5)	(0.3)	(0.5)	(0.6)	(0.3)
Global activities	Interest rate VaR	0.2	0.6	3.0	0.4	0.4	0.3	0.4	0.3	0.2
	Credit spread VaR	1.4	2.2	9.3	1.9	2.1	1.5	2.1	2.6	1.3
	FX VaR	0.0	0.0	0.2	0.2	0.2	0.1	0.0	0.4	0.1

21.	Item 7.2.2.2. sets out the definition of this metric. Following the recommendation of the Basel Committee in its “Fundamental review of the trading book: A revised market risk framework” (October 2013), the confidence level of 97.5% means approximately a risk level similar to that which the VaR captures with a 99% confidence level.
22.	The VaR of global activities includes operations that are not assigned to any particular country.
23.	In Latin America, United States and Asia, the VaR levels of the credit spread and commodity factors are not shown separately because of their scant or zero materiality.

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The proximity of the expected shortfall to VaR shows that the risk of high losses of low probability (tail risk) is not high, at least bearing in mind the historic window of the last two years.

The average VaR dropped a little in 2014 by EUR 0.4 million, and by EUR 2.5 million if compared with the year-end figures. By risk factor, the average VaR increased in interest rates and dropped in exchange rates, equities and credit spread. By geographic zones, it rose in Latin America and Global Activities and declined in Europe, United States and Asia.

The Var evolution by risk factor in general was stable in the last few years. The transitory rises in VaR of various factors is explained more by transitory increases in the volatility of market prices than by significant changes in positions.

Lastly, the table below compares the VaR figures with stressed VaR figures24 for trading activity in Spain and Brazil, whose treasuries were those that experienced the Group’s largest average VaR in 2014.

Stressed VaR statistics vs, VaR in 2014: treasuries in Spain and Brazil

Million euros. Stressed VaR and VaR at 99% with time frame of one day

		2014				2013
		Min	Avg.	Max	Year- end	Avg.	Year- end
	VaR (99%)	3.2	7.1	12.9	4.1	10.7	2.3
Spain	Stressed
	VaR (99%)	7.9	15.3	24.8	21.4	12.2	5.7
	VaR (99%)	4.9	10.4	23.7	8.5	9.1	4.8
Brazil	Stressed
	VaR (99%)	6.0	14.2	35.3	25.6	17.2	11.4

7.2.1.2. Gauging and contrasting measures

The real losses can differ from the forecasts by the VaR for various reasons related to the limitations of this metric, which is set out in detail later in the section on the methodologies. The Group regularly analyses and contrasts the accuracy of the VaR calculation model in order to confirm its reliability.

The most important test consists of backtesting exercises, analysed at the local and global levels and in all cases with the same methodology. Backtesting consists of comparing the forecast VaR measurements, with a certain level of confidence and time frame, with the real results of losses obtained in a same time frame. This enables anomalies in the VaR model of the portfolio in question to be detected (for example, shortcomings in the parameterisation of the valuation models of certain instruments, not very adequate proxies, etc).

Santander calculates and evaluates three types of backtesting:

•	“Clean” backtesting: the daily VaR is compared with the results obtained without taking into account the intraday results or the changes in the portfolio’s positions. This method contrasts the effectiveness of the individual models used to assess and measure the risks of the different positions.

•	Backtesting on complete results: the daily VaR is compared with the day’s net results, including the results of the intraday operations and those generated by commissions.

•	Backtesting on complete results without mark-ups or commissions: the daily VaR is compared with the day’s net results from intraday operations but excluding those generated by mark-ups and commissions. This method aims to give an idea of the intraday risk assumed by the Group’s treasuries.

For the first case and the total portfolio, there was one exception in 2014 of Value at Earnings (VaE)25 at 99% (days when the daily loss was higher than the VaR) on June 6, mainly due to Mexico because of the drop in sovereign yield curves and swaps (nominal and indexed to inflation UDI), following the Bank of Mexico’s cut of 50 b.p. to 3% in the benchmark interest rate, which was not discounted by the market.

There was also an exception of VaR at 99% (days when the daily loss was higher than the VaR) on October 16, mainly due to Spain, because of the rise in credit spreads in Europe and the decline in stock market indexes.

The number of exceptions responded to the expected performance of the VaR calculation model, which works with a confidence level of 99% and an analysis period of one year (over a longer period of time, an average of two or three exceptions a year is expected).

24.	Description in 7.2.2.2.
25.	The definition and methodology of the VaE calculation is contained in 7.2.2.1.

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7.2.1.3. Distribution of risks and management results26

7.2.1.3.1. Geographic distribution

In trading activity, the average contribution of Latin America to the Group’s total VaR in 2014 was 49.4% compared with a contribution of 44.7% in economic results. Europe, with 48.6% of global risk, contributed 49.1% of results. In relation to prior years, there was a gradual homogenisation in the profile of activity in the Group’s different units, focused generally on providing service to professional and institutional clients.

Below is the geographic contribution (by percentage) to the Group total, both in risks, measured in VaR terms, as well as in results, measured in economic terms.

7.2.1.3.2. Distribution of risk by time

The next chart shows the risk assumption profile, in terms of VaR, compared to results in 2014. The average VaR remained relatively stable, although on a downward path to some extent in the second half of the year, while results evolved in a more irregular way during the year. January and June were positive months and from August less positive.

26.	Results in terms that can be likened to the gross margin (excluding operating expenses, the only cost is financial).

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The following histogram of frequencies shows the distribution of daily economic results on the basis of their size between 2012 and 2014. The daily yield27 was between -EUR 15 and +EUR 15 million on more than 97% of days when the market was open.

7.2.1.4. Risk management of derivatives

Derivatives activity is mainly focused on marketing investment products and hedging risks for clients. Management is focused on ensuring that the net risk opened is the lowest possible.

These transactions include options on equities, fixed-income and exchange rates. The units where this activity mainly takes place are: Spain, Santander UK, and, to a lesser extent, Brazil and Mexico.

The chart below shows the VaR Vega28 performance of structured derivatives business over the last three years. It fluctuated at around an average of EUR 6 million. In general, the periods with higher VaR levels related to episodes of significant rises in volatility in the markets. The evolution of VaR Vega in the second quarter of 2013 was the result of the increased volatility of euro and US dollar interest rate curves, coinciding with a strategy of hedging client operations of significant amounts. The VaR Vega during 2014 gradually declined due to greater market tranquillity.

27.	Yields “clean” of commissions and results of intraday derivative operations.
28.	Vega, a Greek term, means here the sensitivity of the value of a portfolio to changes in the price of market volatility.

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As regards the VaR by risk factor, on average, the exposure was concentrated, in this order, in interest rates, equities, exchange rates and commodities. This is shown in the table below:

Financial derivatives. Risk (VaR) by risk factor

Million euros. VaR at 99% with a time frame of one day

	2014				2013		2012
	Minimum	Average	Maximum	Year-end	Average	Year-end	Average	Year-end
Total VaR Vega	1.7	3.3	4.7	2.7	8.0	4.5	6.8	6.5
Diversification impact	0.1	(2.1)	(8.4)	(2.6)	(3.8)	(2.7)	(3.0)	(3.4)
Interest rate VaR	1.2	2.4	4.3	1.7	6.6	4.1	2.3	2.8
Equity VaR	0.5	1.8	3.6	2.0	3.4	1.8	6.5	5.5
FX VaR	0.0	1.2	7.2	1.6	1.7	1.3	0.7	1.3
Commodities VaR	0.0	0.0	0.1	0.1	0.1	0.1	0.3	0.2

As regards the distribution by business unit, the exposure is concentrated, in this order, in Spain, Santander UK, Mexico and Brazil.

Financial derivatives. Risk (VaR) by unit

Million euros. VaR at 99% with a time frame of one day

	2014				2013		2012
	Minimum	Average	Maximum	Year-end	Average	Year-end	Average	Year-end
Total VaR Vega	1.7	3.3	4.7	2.7	8.0	4.5	6.8	6.5
Spain	1.3	2.4	3.9	1.5	7.0	3.8	5.9	5.4
Santander UK	0.9	1.4	1.9	0.9	2.2	1.6	2.8	2.0
Brazil	0.3	0.8	7.2	0.7	1.2	0.9	1.0	2.8
Mexico	0.6	0.9	1.7	1.3	1.2	1.2	0.7	0.6

The average risk in 2014 (EUR 3.3 million) is low compared to the last three years, for the previously explained reasons.

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Grupo Santander continues to have a very limited exposure to instruments or complex structured vehicles, reflecting a management culture one of whose hallmarks is prudence in risk management. At the end of 2014, the Group had:

•	CDOs and CLOs: the position continues to be not very significant (EUR 99 million).

•	Hedge funds: the total exposure is not significant (EUR 192 million at the end of 2014) and most of it is via the financing of these funds (EUR 20 million), with the rest direct participation in portfolio or via counterparty by derivatives to hedge funds. This exposure has low loan-to-value levels of around 31% (collateral of EUR 620 million at the end of 2014). The risk with this type of counterparty is analysed case by case, establishing percentages of collateralisation on the basis of the features and assets of each fund.

•	Conduits: no exposure.

•	Monolines: Santander’s exposure to bond insurance companies (monolines) was EUR 137 million29 at the end of 2014, mainly indirect exposure, and EUR 136 million by virtue of the guarantee provided by this type of entity to various financing or traditional securitisation operations. The exposure in this case is to double default, as the primary underlying assets are of high credit quality. The small remaining amount is direct exposure (for example, via purchase of protection from the risk of non-payment by any of these insurance companies through a credit default swap). The exposure was 2% lower than in 2013.

In short, the exposure to this type of instrument, as the result of the Group’s usual operations, continued to decline in 2014. This was mainly due to the integration of positions of institutions acquired by the Group, as Sovereign in 2009. All these positions were known at the time of purchase, having been duly provisioned. These positions, since their integration in the

Group, have been notably reduced, with the ultimate goal of eliminating them from the balance sheet.

Santander’s policy for approving new transactions related to these products remains very prudent and conservative. It is subject to strict supervision by the Group’s senior management. Before approving a new transaction, product or underlying asset, the risks division verifies:

•	The existence of an appropriate valuation model to monitor the value of each exposure: Mark-to-Market, Mark-to-Model or Mark-to-Liquidity.

•	The availability in the market of observable data (inputs) needed to be able to apply this valuation model.

•	And provided these two points are always met:

•	The availability of appropriate systems, duly adapted to calculate and monitor every day the results, positions and risks of new operations.

•	The degree of liquidity of the product or underlying asset, in order to make possible their coverage when deemed opportune.

7.2.1.5. Issuer risk in trading portfolios

Trading activity in credit risk is mainly conducted in the Treasury Units in Spain. It is done by taking positions in bonds and credit default swaps (CDS) at different maturities on corporate and financial references, as well as indexes (Itraxx, CDX).

The table below shows the largest positions at the end of the year, distinguishing between long positions (bond purchase or protection sale via CDS) and short positions (bond sale or purchase protection via CDS):

	Largest “long” positions (protection sale)		Largest “short” positions (protection purchase)
Million euros. Data at 31 December 2014	Exposure at default (EaD)	% of total EaD	Exposure at default (EaD)	% of total EaD
1st reference	213	5.5%	(48)	6.2%
2nd reference	129	3.3%	(27)	3.4%
3rd reference	128	3.3%	(26)	3.4%
4th reference	97	2.5%	(24)	3.1%
5th reference	85	2.2%	(19)	2.5%
Top 5 sub-total	651	16.9%	(144)	18.5%

Total	3,848	100.0%	-775	100.0%

Note: zero recoveries are supposed (LCR=0) in the EaD calculation

29. Guarantees provided by monolines for bonds issued by US states (municipal bonds) are not considered as exposure. They amounted to EUR 744 million at the end of 2014.

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7.2.1.6. Analysis of scenarios

Various stress scenarios were calculated and analysed regularly in 2014 (at least monthly) at the local and global levels for all the trading portfolios and using the same assumptions by risk factor.

Maximum volatility scenario (worst case)

This scenario is given particular attention as it combines historic movements of risk factors with an ad-hoc analysis in order to reject very unlikely combinations of variations (for example, sharp falls in stock markets together with a decline in volatility). As regards the variations, an historic volatility equivalent to six standard deviations is applied. The scenario is defined by taking for each risk factor the movement which represents the greatest potential loss in the portfolio, rejecting the most unlikely combinations in economic-financial terms. For year-end, that scenario implied, for the global portfolio, interest rate rises, falls in stock markets, depreciation of all currencies against the euro, rise in credit spreads and mixed volatility movements. The following table shows the results of this scenario at the end of 2014.

Maximum volatility stress scenario (worst case)

Million euros. Dec-31-14

	Interest rates	Equities	Exchange rates	Credit Spread	Commodities	Total
Total trading	(33.6)	(10.0)	(10.5)	(26.7)	(0.2)	(81.0)
Europe	(3.4)	(0.7)	(3.3)	(23.7)	(0.2)	(31.4)
Latin America	(27.9)	(9.3)	(4.6)	0.0	0.0	(41.8)
US	(1.3)	0.0	(2.1)	0.0	0.0	(3.5)
Global activities	(0.8)	0.0	(0.5)	(3.0)	0.0	(4.3)
Asia	(0.1)	0.0	(0.5)	0.0	0.0	(0.1)

The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the mark to market (MtM) result would be, if the stress movements defined in the scenario materialized in the market, EUR 81.0 million, a loss that would be concentrated in Latin America (in this order, interest rates, equities and exchange rates) and Europe (basically concentrated in credit spreads).

Other global stress test scenarios

Various global scenarios (similar for all the Group’s units) are established:

Abrupt crisis: ad hoc scenario with very sudden movements in markets. Rise in interest rate curves, sharp falls in stock markets, large appreciation of the dollar against the rest of currencies, rise in volatility and in credit spreads.

11S Crisis: historic scenario of the 11 September 2001 attacks with a significant impact on the US and global markets. It is sub-divided into two scenarios: 1) maximum accumulated loss until the worst moment of the crisis and 2) maximum loss in a day. In both cases, there are drops in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against the rest of currencies.

Subprime crisis: Historic scenario of the US mortgage crisis. The objective of the analysis is to capture the impact on results of the reduction in liquidity in the markets. The scenarios have two time frames (one day and 10 days): in both cases there are falls in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against the rest of currencies.

Sovereign crisis: the severest historic scenario for banks carried out by the Committee of European Banking Supervisors (CEBS) to measure the market’s shock capacity between April 15 and September 1, 2010. Given the Group’s international sphere, four geographic zones are distinguished (US, Europe, Latin America and Asia), interest rate rises, falls in stock markets and volatilities are established, rises in credit spreads and depreciation of the euro and Latin American currencies and appreciation of Asian currencies against the dollar.

As of November 2014, this latter scenario has been replaced by the adverse scenario proposed by the EBA in April in its stress test exercise (“The EBA 2014 EU-Wide Stress Test”), obtaining a result of EUR 223.9 million at December 31, 2014.

Every month a consolidated stress test report is drawn up, supervised by the global committee of market risks, with explanations of the main changes in results for the various scenarios and units. An early warning mechanism has also been established so that when the loss of a scenario is high in historic terms and/or the capital consumed by the portfolio in question, the relevant business executive is informed.

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Here we show the results of the global scenarios for the last three years.

7.2.1.7. Linkage with balance sheet items. Other alternative risk measures

Below are the balance sheet items of the Group’s consolidated position that are subject to market risk, distinguishing the positions whose main risk metric is the VaR from those where monitoring is carried out with other metrics. The items subject to the risk of market trading are set out.

Relation of risk metrics with balances of group’s consolidated position

Million euros. dec-31-14

		Main market risk metrics
	Balance	VaR	Others	Main risk factor for balance in “·others”
Assets subject to market risk	1,266,296	196,351	1,069,945
Cash and deposits in central banks	69,428	—	69,428	Interest rate
Trading portfolios	148,888	147,012	1,876	Interest rate, credit spread
Other financial assets at reasonable value	42,673	41,993	680	Interest rate, credit spread
Financial assets available for sale	115,250	—	115,250	Interest rate, equities
Equity stakes	3,471	—	3,471	Equities
Hedging derivatives	7,346	7,346	—	Interest rate
Lending	781,635	—	781,635	Interest rate
Other financial assets [1]	35,798	—	35,798	Interest rate
Other no-financial assets [2]	61,807	—	61,807
Liabilities subject to market risk	1,266,296	178,805	1,087,491
Trading portfolio	109,792	109,249	543	Interest rate, credit spread
Other financial liabilities at reasonable value	62,317	62,301	16	Interest rate, credit spread
Hedging derivatives	7,255	7,255	—
Financial liabilities at amortised cost [3]	961,083	—	961,083	Interest rate
Provisions	15,376	—	15,376	Interest rate
Other financial liabilities	10,113	—	10,113	Interest rate
Equity	89,714	—	89,714
Other non-financial liabilities	10,646	—	10,646

1.	Includes adjustments to macro hedging, non-current assets on sale, assets for reinsurance, and insurance contracts linked to pensions and fiscal assets.
2.	Includes intangible assets, material assets and other assets.
3.	Adjusted for macro hedging.

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For activity managed with metrics different to the VaR, alternative measures are used, mainly: sensitivity to different risk factors (interest rate, credit spread, etc).

In the case of the trading portfolio, the securitisations and “level III” exposures (those in which not observable market data constitute significant inputs in their corresponding internal models of valuation) are excluded from VaR measurement.

Securitisations are mainly treated as if they were credit risk portfolio (in terms of default, rate of recovery, etc). For “level III” exposures, which are not very significant in Grupo Santander (basically derivatives linked to the home price index (HPI) in market activity in Santander UK, and the not very significant portfolio of illiquid CDOs in the parent bank’s market activity), as well as in general for inputs that cannot be observed in the market (correlation, dividends, etc), a very conservative policy is followed, reflected in valuation adjustments as well as sensitivity.

7.2.2. Methodologies

7.2.2.1. Value at Risk (VaR)

The standard methodology that Grupo Santander applied to trading activities during 2014 was Value at Risk (VaR), which measures the maximum expected loss with a certain confidence level and time frame. The standard for historic simulation is a confidence level of 99% and a time frame of one day. Statistical adjustments are applied enabling the most recent developments that condition the levels of risk assumed to be efficiently and quickly incorporated. A time frame of two years or at least 520 days from the reference date of the VaR calculation is used, obtained from the reference date of calculating the VaR. Two figures are calculated every day, one applying an exponential decline factor which accords less weight to the observations furthest away in time and another with the same weight for all observations. The reported VaR is the higher of the two.

The Value at Earnings (VaE) is also calculated, which measures the maximum potential gain with a certain level of confidence and time frame, applying the same methodology as for the VaR.

The VaR by historic simulation has many advantages as a risk metric (it sums up in a single number the market risk of a portfolio, is based on market movements that really occurred without the need to make assumptions of formal functions nor of correlations between market factors, etc), but also has limitations.

Some limitations are intrinsic to the VaR metrics, regardless of the methodology used for its calculation, including:

•	The VaR calculation is calibrated at a certain level of confidence which does not indicate the levels of possible losses beyond it.

•	There are some products in the portfolio with a liquidity horizon greater than that specified in the VaR model.

•	The VaR is a static analysis of the risk of the portfolio, and the situation could change significantly during the following day, although the likelihood of this occurring is very low.

Other limitations come from using the historic simulation methodology:

•	High sensitivity to the historic window used.

•	Incapacity to capture plausible events of big impact if they do not occur in the historic window used.

•	The existence of parameters of valuation with no market input (such as correlations, dividend and recovery rate).

•	Slow adjustment to the new volatilities and correlations, if the most recent data receives the same weight as the oldest data.

Part of these limitations are corrected by using the stressed VaR and expected shortfall, the calculation of a VaR with exponential decline and applying conservative valuation adjustments. Furthermore, as previously stated, the Group regularly conducts analysis and backtesting of the accuracy of the VaR calculation model.

7.2.2.2. Stressed VaR (sVaR) and Expected Shortfall (ES)

As well as the usual VaR, Santander calculates every day a stressed VaR for the main portfolios. The methodology for calculation is the same as that used for the VaR, with the following two exceptions:

•	Historic period of observation of factors: the stressed VaR uses a window of 250 days, instead of one of 520 for the VaR. Furthermore, it is not just the latest data that is used but a continuous period of stress relevant for the portfolio in question. As regards determining the period of observation, for each relevant portfolio, the methodology area has analysed the history of a subseries of market risk factors that were chosen on the basis of expert criteria and the most relevant positions of the books.

•	In order to obtain the stressed VaR, unlike when calculating the VaR, the maximum between the percentile uniformly weighted and the one exponentially weighted is not applied. Instead, the percentile uniformly weighted is used directly.

Meanwhile, the expected shortfall (ES) is also calculated in order to estimate the expected value of the potential loss when this is higher than the level set by the VaR. The ES, unlike the VaR, has the advantage of capturing better the tail risk and of being a sub-additive metric30. With regard to the near future, the Basel Committee recommends replacing VaR with the expected shortfall as the reference metric for calculating the regulatory capital of the trading portfolios.31 The committee believes that the confidence level of 97.5% is a risk level similar to that which VaR captures with a confidence level of 99%.

30.	The sub-additive metric is one of the desirable properties which, according to financial literature, should present a coherent risk metric. This property establishes that f (a+b) be lower or equal to f(a)+f(b). Intuitively, it supposes that the more instruments or risk factors there are, the less risky a portfolio due to the benefits of diversification. VaR does not meet this property for certain distributions, while the ES always does.
31.	“Fundamental review of the trading book: a revised market risk framework” (consultative documents of the Basel Committee on banking supervision, October 2013).

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7.2.2.3. Analysis of scenarios

As well as VaR, the Group uses other measures that enable it to have greater control of the risks in all the markets in which it operates. These measures include analysis of scenarios, which consists of defining alternatives to the performance of different financial variables and obtaining the impact on results of applying them on activities. These scenarios can replicate events that occurred in the past (such as a crisis) or determine plausible alternatives that do not correspond to past events.

The potential impact on results of applying different stress scenarios on all the trading portfolios and considering the same assumptions by risk factor is calculated and analysed regularly. As a minimum three types of scenarios are defined: plausible, severe and extreme, obtaining with the VaR a fuller spectrum of the risk profile.

In addition, levels of warning (triggers) are set for global scenarios, on the basis of the historic results of these scenarios and of the capital associated with the portfolio in question. In the event of surpassing these levels, those responsible for management of the portfolio are informed so they can take the necessary measures. At the same time, the results of the stress exercises at the global level, as well as the possible breaching of the levels set, are regularly reviewed and communicated to senior management if deemed pertinent.

7.2.2.4. Analysis of positions, sensitivities and results

The positions are used to quantify the net volume of market securities of the transactions in portfolio, grouped by main risk factor, considering the delta value of the futures and options that could exist. All the risk positions can be expressed in the base currency of the unit and in the currency for homogenising information. The changes in positions are controlled every day, in order to detect possible incidents that might occur and correct immediately.

The market risk sensitivity measures are those that estimate the variation (sensitivity) of the market value of an instrument or portfolio to changes in each of the risk factors. The sensitivity of value of an instrument to changes in market factors can be obtained through analytical approximations by partial derivatives or by the complete revaluation of the portfolio.

The daily drawing up of the income statement is an excellent indicator of risks, as it enables the impact of changes in financial variables on portfolios to be identified.

7.2.2.5. Derivative activities and credit management

Also noteworthy is the control of derivative activities and credit management which, because of its atypical nature, is conducted daily with specific measures. First, the sensitivities to price movements of the underlying asset (delta and gamma), volatility (vega) and time (theta) are controlled. Second, measures such as the sensitivity to the spread, jump-to-default, concentrations of positions by level of rating, etc, are reviewed systematically.

As regards the credit risk inherent in the trading portfolios, and in line with the recommendations of the Basel Committee on Banking Supervision and prevailing regulations, an additional metric, the incremental risk charge (IRC), is calculated in order to cover the risk of non-compliance and of migration of rating that is not adequately captured in the VaR, via the variation of the corresponding credit spreads. The products controlled are basically fixed-income bonds, both public and private, derivatives on bonds (forwards, options, etc) and credit derivatives (credit default swaps, asset backed securities, etc). The method for calculating the IRC is based on direct measurements on the tails of the distribution of losses to the appropriate percentile (99.9%), with a time frame of one year. Monte Carlo methodology is used, applying one million simulations.

7.2.2.6. Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA)

Grupo Santander incorporates credit valuation adjustment (CVA) and debt valuation adjustment (DVA) when calculating the results of trading portfolios. The CVA is a valuation adjustment of over-the-counter (OTC) derivatives, as a result of the risk associated with the credit exposure assumed by each counterparty.

The CVA is calculated by taking into account the potential exposure with each counterparty in each future maturity. The CVA for a certain counterparty would be equal to the sum of the CVA for all maturities. It is calculated on the basis of the following inputs:

•	Expected exposure: including, for each operation the current market value (MtM) as well as the potential future risk (add-on) to each maturity. Mitigants such as collateral and netting contracts are taken into account, as well as a factor of temporary decay for those derivatives with intermediate payments.

•	Severity: the percentage of final loss assumed in case of credit/ non-payment of the counterparty.

•	Probability of default: for cases where there is no market information (spread curve traded via CDS, etc) general proxies generated on the basis of companies with listed CDS of the same sector and external rating as the counterparty are used.

•	Discount factors curve.

The DVA is a valuation adjustment similar to the CVA, but in this case as a result of Grupo Santander’s risk that counterparties assume in the OTC derivatives.

7.2.3. System for controlling limits

Setting market risk and liquidity limits is designed as a dynamic process which responds to the Group’s risk appetite level (described in section 4.4 of this report). This process is part of the annual limits plan, which is drawn up by the Group’s senior management in a way that involves all the Group’s institutions.

The market risk limits used in Grupo Santander are established on different metrics and try to cover all activity subject to market risk from many perspectives, applying a conservative criterion. The main ones are:

•	VaR limits.

•	Limits of equivalent positions and/or nominal.

•	Sensitivity limits to interest rates.

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•	Vega limits.

•	Risk limits of delivery by short positions in securities (fixed income and equities).

•	Limits aimed at reducing the volume of effective losses or protecting results generated during the period:

•	Loss trigger.

•	Stop loss.

•	Credit limits:

•	Limit on the total exposure.

•	Limit to the jump to default by issuer.

•	Others.

•	Limits for origination operations.

These general limits are complemented by sub-limits. In this way, the market risk area has a structure of limits sufficiently granular to conduct an effective control of the various types of market risk factors on which an exposure is maintained. Positions are tracked daily, both of each unit as well as globally. An exhaustive control is made of the changes in the portfolios, in order to detect possible incidents for their immediate correction. Meanwhile, the daily drawing up of the income statement by the market risks area is an excellent indicator of risks, as it allows the impact that changes in financial variables have had on portfolios to be identified.

Three categories of limits are established on the basis of its sphere of approval and control: limits of approval and global controls, limits of global approval and local controls and limits of approval and local controls. The limits are requested by the business executive of each country/institution, tending to the particular nature of the business and achieving the budget established, seeking consistency between the limits and the risk/return ratio, and approved by the corresponding risk bodies.

The business units must at all times comply with the limits approved. In the event of a limit being exceeded, the local business executives have to explain, in writing and on the day, the reasons for the excess and the action plan to correct the situation, which in general can consist of reducing the position until it reaches the prevailing limits or set out the strategy that justifies an increase in the limits.

If the business unit fails to respond to the situation of excess within three days, the global business executives will be asked to set out the measures to be taken in order to make the adjustment to the existing limits. If this situation lasts for 10 days as of the first excess, senior risk management will be informed so that a decision can be taken, and the risk takers could be made to reduce the levels of risk assumed.

7.3. Structural balance sheet risks32

7.3.1. Main magnitudes and evolution

The market risk profile inherent in Grupo Santander’s balance sheet, in relation to the volume of assets and shareholders’ funds, as well as the financial margin budgeted, remained at low levels in 2014 and in line with previous years.

7.3.1.1. Structural interest rate risk

7.3.1.1. Europe and the United States

The main balances in Europe (parent bank and UK) show positive economic value sensitivities to interest rate rises, given the expectations of long-term rates on the basis of economic indicators, while short-term rates maintains a very low net interest margin (NIM) exposure. The US balance sheet has a positive sensitivity to short and well as long-term interest rate rises.

In any case, the level of exposure in all countries is moderate in relation to the annual budget and the amount of equity.

At the end of 2014, the risk of the NIM at one year, measured as its sensitivity to parallel changes of ±100 basis points, was concentrated in the US dollar yield curve with EUR 67 million in risk to interest rate cuts (very low probability scenario in the current environment). Of note also was the risk to interest rate cuts in the Polish zloty curve (EUR 21 million).

At the same date, the main risk of economic value, measured as its sensitivity to parallel changes in the yield curve of ±100 basis points was in the euro interest rate curve (EUR 2,149 million in risk to interest rate cuts). As regards the dollar and sterling curves, the amounts were EUR 865 million and EUR 343 million, respectively, also in risk to interest rate cuts.

As previously stated, these scenarios a very unlikely.

32.	Includes the entire balance sheet except for the trading portfolios.
33.	Sensitivity for the worst scenario between +100 and -100 b.p.

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Other: Portugal, SCF and Poland.

The tables below give the structure by maturity of the balance sheet’s interest rate risk at the parent bank and Santander UK at the end of 2014.

Santander parent bank: interest rate repricing gap35

Million euros. 31 december 2014

	Total	3 months	1 year	3 years	5 years	> 5 years	Not sensitive
Assets	394,976	148,766	70,591	25,194	15,919	19,812	114,693
Liabilities	431,401	166,111	63,114	59,981	30,499	40,457	71,238
Off-balance sheet	36,425	21,971	(1,040)	13,849	2,087	(441)	0
Net gap	0	4,626	6,437	(20,939)	(12,494)	(21,086)	43,455
Santander UK: interest rate repricing gap[36] Million euros. 31 december 2014
	Total	3 months	1 year	1-3 years	3-5 years	> 5 years	Not sensitive
Assets	324,674	193,356	30,189	49,580	23,806	7,192	20,551
Liabilities	324,342	210,648	25,153	26,559	11,494	14,779	35,710
Off-balance sheet	(332)	10,815	3,246	(512)	(7,603)	(6,280)	1
Net gap	0	(6,477)	8,282	22,509	4,710	(13,867)	(15,158)

In general, the gaps by maturities remained at very low levels in relation to the size of the balance sheet, in order to minimise the interest rate risk.

7.3.1.1.2. Latin America

The long-term balances are positioned to interest rate cuts due to the slower economic growth. The situation in the short term is very similar, except in the case of Mexico, as it invests in the short term its liquidity excess in local currency.

A moderate level of exposure was maintained during 2014 in all countries in relation to the annual budget and the amount of equity.

34.	Sensitivity for the worst scenario between +100 and -100 b.p.
35.	Aggregate gap of all foreign currencies in the balance sheet of Santander parent bank, expressed in euros.
36.	Aggregate gap of all foreign currencies in the balance sheet of Santander UK, expressed in euros.

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At the end of 2014, the financial margin risk measured in sensitivity to ±100 b.p., was concentrated in three countries, Brazil (EUR 152 million), Mexico (EUR 55 million) and Chile (EUR 33 million), as shown in the chart below:

Equity value risk, measured by its sensitivity to parallel changes of +/- 100 b.p., is also concentrated in Brazil (EUR 572 million), Chile (EUR 152 million) and Mexico (EUR 132 million).

The gap tables show the structure by maturity of risk of the balance sheet in Brazil in December 2014.

Brazil: interest rate frepricing gap39

Million euros. 31 december 2014

	Total	3 months	1 year	3 years	5 years	> 5 years	Not sensitive
Assets	191,635	79,913	30,171	27,540	9,676	14,086	30,250
Liabilities	191,635	119,076	10,640	12,014	7,288	6,603	36,015
Off-balance sheet	0	(14,156)	12,975	(973)	1,517	637	1
Net neto	0	(53,319)	32,505	14,553	3,905	8,120	(5,764)

7.3.1.1.3. balance sheet structural interest rate risk (var)

As well as sensitivity to interest rate movements (not just movements of +/-100 b.p, but also those of +/- 25, +/- 50, +/-75, in order to better characterise the risk in countries with very low interest rates), Santander uses other methods to monitor the structural interest rate risk of the balance sheet including analysis of scenarios and calculation of the VaR, using methodology similar to that used for the trading portfolios.

37.	Sensitivity for the worst scenario between +100 and -100 b.p
38.	Sensitivity for the worst scenario between +100 and -100 b.p.
39.	Aggregate gap of all currencies in the balance sheet of the Brazil unit, expressed in euros.

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The table below shows the average, minimum, maximum and year-end values of the VaR of structural interest rate risk over the last three years.

Balance sheet structural interest rate risk (var)

Million euros. VaR at 99% with a time frame of one day

	2014
	Minimum	Average	Maximum	Year- end
Structural interestrate risk (VaR)*	411.3	539.0	698.0	493.6
Diversification impact	(109.2)	(160.4)	(236.2)	(148.7)
Europe and US	412.9	523.0	704.9	412.9
Latin America	107.6	176.4	229.4	229.4

*	Includes VaR by credit spread in the ALCO portfolios.

	2013
	Minimum	Average	Maximum	Year- end
Structural interestrate risk (VaR)*	580.6	782.5	931.0	681.0
Diversification impact	(142.3)	(164.7)	(182.0)	(150.3)
Europe and US	607.7	792.5	922.0	670.0
Latin America	115.2	154.6	191.0	161.3

*	Incluye VaR por spread crediticio en las carteras ALCO.

	2012
	Minimum	Average	Maximum	Year- end
Structural interestrate risk (VaR)*	361.7	446.4	525.7	517.5
Diversification impact	(78.1)	(124.4)	(168.1)	(144.9)
Europe and US	334.4	451.4	560.8	552.0
Latin America	105.5	119.5	133.0	110.3

*	Incluye VaR por spread crediticio en las carteras ALCO.

The structural interest rate risk, measured in VaR terms at one day and at 99%, was an average of EUR 539 million in 2014. The contribution to it of the balances of Europe and the US was significantly higher than that of Latin America. Of note was the high diversification between both areas and the decline in VaR in Europe and US, due to the narrowing of bond spreads, particularly in Spain and Portugal.

7.3.1.2. Structural exchange-rate risk/hedging of results

Structural exchange rate risk arises from Group operations in currencies, mainly related to permanent financial investments, and the results and the hedging of these investments.

This management is dynamic and seeks to limit the impact on the core capital ratio of movements in exchange rates.

At the end of 2014, the largest exposures of permanent investments (with their potential impact on equity) were in Brazilian reales, followed by sterling, US dollars, Mexican pesos, Chilean pesos and Polish zlotys. The Group covers part of these positions of a permanent nature with exchange-rate derivatives.

In addition, financial management at the consolidated level is responsible for exchange-rate management of the Group’s expected results and dividends in those units whose currency is not the euro.

7.3.1.3. Structural equity risk

Santander maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as portfolios available for sale (capital instruments) or as equity stakes, depending on their envisaged time in the portfolio.

The equity portfolio of the banking book at the end of 2014 was diversified in securities in various countries, mainly Spain, Brazil, US, Netherlands and China. Most of the portfolio is invested in the financial and insurance sectors; other sectors, to a lesser extent, are professional, scientific and technical activities, public administrations (stake in Sareb), energy supply and the hotel and restaurant trade.

The structural equity positions are exposed to market risk. VaR calculations are made for these positions, using market price series for listed shares and proxies for those that do not. At the end of 2014, the VaR at 99% with a one day time frame was EUR 208.5 million (EUR 235.3 million and EUR 281.4 million at the end of 2013 and 2012, respectively).

7.3.1.4. Structural VaR

In short, with a homogeneous metric such as the VaR, the total market risk of the balance sheet can be monitored excluding the trading activity of global wholesale banking (the VaR evolution of this activity is reflected in section 6.2.1.1., distinguishing between fixed income (both interest rate as well the credit spread for the ALCO portfolios), exchange rates and equities.

In general, the structural VaR is not high in terms of the Group’s volume of assets or equity.

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VaR of the balance sheet excluding trading activity

Million euros. VaR at 99% with a time frame of one day

	2014				2013		2012
	Minimum	Average	Maximum	Year-end	Average	Year-end	Average	Year-end
Non-trading VaR	597.3	718.6	814.2	809.8	857.6	733.9	593.1	659.0
Diversification effect	(241.5)	(364.1)	(693.5)	(426.1)	(448.3)	(380.2)	(390.7)	(347.1)
Interest rate VaR*	411.3	539.0	698.0	493.6	782.5	681.0	446.4	517.5
Exchange rate VaR	256.9	315.3	533.8	533.8	254.5	197.8	237.0	207.3
Equity VaR	170.6	228.4	275.8	208.5	269.0	235.3	300.4	281.4

*	Includes VaR by credit spread in the ALCO portfolios.

7.3.2. Methodologies

7.3.2.1. Structural interest rate risk

The Group analyses the sensitivity of net interest margin and of equity value to changes in interest rates. This sensitivity arises from gaps in maturity dates and the review of interest rates in the different asset and liability items.

On the basis of the positioning of balance sheet interest rates, as well as the situation and outlook for the market, the financial measures are agreed to adjust the positioning to that desired by the bank. These measures range from taking positions in markets to defining the interest rate features of commercial products.

The metrics used by the Group to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin and of equity value to changes in interest rate levels, the duration of equity and Value at Risk (VaR), for the purposes of calculating economic capital.

7.3.2.1.1. Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the interest reset periods of on-balance-sheet assets and liabilities and of off-balance-sheet items. It provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of risk in maturities. It is also a useful tool for estimating the impact of eventual interest rate movements on net interest margin or the Bank’s equity value.

All on- and off-balance sheet items must be disaggregated by their flows and looked at in terms of repricing/maturity. In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates made of the duration and sensitivity of them.

7.3.2.1.2. Net interest margin sensitivity (NIM)

The sensitivity of net interest margin measures the change in the short/medium term in the accruals expected over a particular period (12 months), in response to a shift in the yield curve.

It is calculated by simulating the net interest margin, both for a scenario of a shift in the yield curve as well as for the current situation. The sensitivity is the difference between the two margins calculated.

7.3.2.1.3. Market value of equity sensitivity (MVE)

The sensitivity of equity value is an additional measure to the sensitivity of the net interest margin.

It measures the interest risk implicit in net worth (equity) on the basis of the impact of a change in interest rates on the current values of financial assets and liabilities.

7.3.2.1.4. Treatment of liabilities without defined maturity

In the corporate model, the total volume of the balances of accounts without maturity is divided between stable and unstable balances. This separation between the stable and unstable balances is obtained from a model that is based on the relation between balances and their own moving averages.

From this simplified model the monthly cash flows are obtained and used to calculate the NIM and MVE sensitivities.

The model requires a variety of inputs:

•	Parameters inherent in the product.

•	Performance parameters of the client (in this case analysis of historic data is combined with the expert business view).

•	Market data.

•	Historic data of the portfolio.

7.3.2.1.5. Pre-payment treatment for certain assets

The pre-payment issue mainly affects fixed-rate mortgages in units where the relevant interest rate curves for the balance sheet (specifically for the portfolio of investment in fixed rate mortgages) are at low levels. In these units the risk is modelised and some changes can also be made to assets without defined maturity (credit card businesses and similar).

The usual techniques used to value options cannot be applied directly because of the complexity of the factors that determine the pre-payment of borrowers. As a result, the models for assessing options must be combined with empirical statistical models that seek to capture the pre-payment performance. Some of the factors conditioning this performance are:

•	Interest rate: the differential between the fixed rate of the mortgage and the market rate at which it could be refinanced, net of cancellation and opening costs.

•	Seasoning: pre-payment trend downward at the start of the instrument’s life cycle (signing of the contract) and upward and stabilising as time passes.

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•	Seasonality: the amortisations or early cancellations tend to take place at specific dates.

•	Burnout: decreasing trend in the speed of pre-payment as the instrument’s maturity approaches, which includes:

a)	Age: defines low rates of pre-payment .

b)	Cash pooling: defines as more stable those loans that have already overcome various waves of interest rate falls. In other words, when a portfolio of loans has passed one or more cycles of downward rates and thus high levels of pre-payment, the “surviving” loans have a significantly lower pre-payment probability.

c)	Others: geographic mobility, demographic, social, available income factors, etc.

The series of econometric relations that seek to capture the impact of all these factors is the probability of pre-payment of a loan or pool of loans and is denominated the pre-payment model.

7.3.2.1.6. Value at Risk (VaR)

The Value at Risk for balance sheet activity and investment portfolios is calculated with the same standard as for trading: maximum expected loss under historic simulation with a confidence level of 99% and a time frame of one day. As for the trading portfolios, a time frame of two years, or 520 daily figures, is used, obtained from the reference date of the VaR calculation back in time.

7.3.2.2. Structural exchange rate risk/hedging of results

These activities are monitored via position measurements, VaR and results, on a daily basis.

7.3.2.3. Structural equity risk

These activities are monitored via position measurements, VaR and results, on a monthly basis.

7.3.3. System of control of limits

As already stated for the market risk of trading, under the framework of the annual limits plan limits are set for balance sheet structural risks, responding to Grupo Santander’s risk appetite level.

The main ones are:

•	Balance sheet structural interest rate risk:

•	Limit on the sensitivity of the net interest margin to 1 year.

•	Limit of the sensitivity of equity value.

•	Structural exchange rate risk:

•	Net position in each currency (for hedging positions of results).

In the event of exceeding one of these limits or their sub limits, the relevant risk management executives must explain the reasons why and facilitate the measures to correct it.

7.4. Pension, actuarial and fiduciary risks

7.4.1. Pension risks

When managing the pension fund risks of employees (defined benefit), the Group assumes the financial, market, credit and liquidity risks in which it incurs for the asset and investment of the fund, as well as the actuarial risks derived from the liability, and the responsibilities for pensions to its employees.

The Group’s objective in the sphere of controlling and managing pension risk focuses on identifying, measuring/assessing, monitoring, controlling, mitigating and communicating this risk. The Group’s priority is thus to identify and eliminate all the focuses of risk, regardless of whether they have produced losses or not.

This is why the methodology used by Grupo Santander estimates every year the combined losses in assets and liabilities in a defined stress scenario from changes in interest rates and discount rates, inflation, stocks markets and properties, as well as the credit and operational risk.

Main magnitudes

The main magnitudes regarding the pension funds of employees of defined contribution are set out in note 25 of the Group’s auditor’s report and annual consolidated financial statements, which report the details and movements of provisions for pensions, as well as the main hypotheses used to calculate the actuarial risk and the risk of the fund, including changes in the value of assets and liabilities and details on the investment portfolios assigned to them.

The investor profile of the aggregated portfolio of employees’ pension funds is low risk, as around 70% of the total portfolio is invested in fixed-income assets, as set out in the chart below.

7.4.2. Actuarial risk

Actuarial risk is produced by biometric changes in the life expectancy of those with life assurance, from the unexpected increase in the indemnity envisaged in non-life insurance and, in any case, from unexpected changes in the performance of insurance takers in the exercise of the options envisaged in contracts.

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The following are actuarial risks:

Risk of life liability: the risk of loss in the value of the liabilities of life assurance caused by fluctuations in risk factors that affect these liabilities.

i.	Mortality/longevity risk: risk of loss from movements in the value of the liabilities derived from changes in estimating the probability of death/survival of those insured.

ii.	Morbidity risk: risk of the loss from movements in the value of the liability derived from changes in estimating the probability of disability/incapacity of those insured.

iii.	Rescue/fall risk: the risk of loss from movements in the value of the liability as a result of the early cancellation of the contract, of changes in the exercise of the right of rescue by the insurance holders, as well as options of extraordinary contribution and/or suspending contributions.

iv.	Risk of costs: risk of the loss from changes in the value of the liability derived from negative variances in envisaged costs.

v.	Catastrophe risk: losses caused by catastrophic events that increase the life liability of the institution.

Risk of non-life liability: risk of loss from the change in the value of the liability of non-life insurance caused by fluctuations in risk factors that affect these liabilities:

i.	Premium risk: loss derived from the insufficiency of premiums to meet the disasters that might occur.

ii.	Reserve risk: loss derived from the insufficiency of reserves for disasters, already incurred but not settled, including costs from management of these disasters.

iii.	Catastrophe risk: losses caused by catastrophic events that increase the non-life liability of the institution.

Main magnitudes

In the case of Grupo Santander, actuarial risk embraces the activity of the Group’s fully-owned subsidiaries which are subject not only to a risk of actuarial nature, but also their activity is impacted by the rest of financial, non-financial and transversal risks, defined by the Group.

The volume of assets managed by the companies in Spain and Portugal that belong 100% to Grupo Santander amounted to EUR 25,576 million, of which EUR 23,276 million are directly related to commitments with insurance holders, as follows:

•	EUR 14,479 million are commitments guaranteed (wholly or partly) by the companies themselves.

•	EUR 8,797 million are commitments where the risks are assumed by the insurance holders:

7.4.3. Fiduciary risk

Fiduciary risk comes from the management and/or administration by clients of products and assets, as well as when acting as trustee for third parties. It is mostly associated with activities related to investment and protection products linked to asset management and insurance activities.

It is the risk incurred when acting as trustee for third parties or managing assets for the benefit of third parties, where mismanagement of assets could result in losses for the client and the fiduciary could be responsible for these losses, with the consequent economic and/or reputational impact.

The fiduciary risk can also be defined as the potential loss that could occur due to significant fluctuations in the value of the portfolios managed by the fiduciary for third parties (settler/ beneficiaries) and the image and reputation of the trust.

In this sense, there is a relation between fiduciary risks and the risk of conduct, which is the risk caused by inadequate practices in the Bank’s relationship with its clients, the treatment and products offered to the client and their adequacy for each specific client, as well as the compliance and reputational risks.

The main factor of all activities and/or businesses that involve a fiduciary risk is the duty to act in the client’s best interest (“Look after the money of clients as if it was your own”). This principle obliges one to always act in the client’s interest, in accordance with the mandate, instructions or orders.

This principle is backed by basic pillars for managing fiduciary risk and defending clients’ interests.

•	Knowledge of the client: risk management should be orientated by adequate knowledge, within the organisation, of the reality and needs of clients. This knowledge embraces the adequacy of the product offered to clients in asset management and insurance, ensuring that it fits into the marketing policy in accordance with the client profile.

•	Mandate compliance: the process of risk management requires analysis and control of the mandates through regular assessment of compliance with them. The risk associated with clients’ positions will be cared for by applying the same general principles as those applied in the analysis and control of the Group’s own risks.

•	Transparency: all the relevant information on management of positions, the risks entailed in them and the evolution and results generated by these positions must be transmitted to the client.

•	Management of conflicts of interest: potential or actual conflicts of interest can be derived from the interrelation between the activity of management and that of other business units or Group areas. In order to avoid these circumstances the criteria established by the Group will be followed in all cases, safeguarding in all of them the interests of clients, participants, partners or those insured.

•	Monitoring and adapting to regulations: both of products as well as fund management companies so as to always provide the highest quality service and foresee regulatory risk.

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The largest component of fiduciary risk is associated with asset management by third parties: discretional management of vehicles and portfolios by fund management and insurance companies in which the Group has a stake and/or with whom distribution agreements are maintained, as well as activity carried out by the Group’s private banking units which provide advisory services and discretional management of client portfolios.

The regulations impose on fund management companies as well as companies that provide investment services the obligation to always safeguard the interests of clients.

This obligation is specified in the management contract or fiduciary mandate, which determines the conditions of how the fiduciary operates and its relation with clients. In order to guarantee compliance with the mandate granted by clients, risk is managed from the different vectors that could affect the portfolios and which are explained later on.

In order for the fiduciary to be able to carry out these services, there must be at the local level a legal structure subject to the requirements of its local supervisor. It is also necessary to have adequate technical and human resources, and conduct the control and monitoring of risks in a risk and compliance unit that is independent of business.

The three fundamental vectors of fiduciary risk control are:

•	The financial, market, credit and liquidity risks which are incurred by investing the wealth of clients in financial products and instruments.

•	The regulatory risk of complying with the limits established by regulations and the strictly fiduciary risk, complying with the investment mandates, as well the security of the investor circuit.

•	The importance of monitoring the final result of the investments both with regard to the fiduciary relations with the client who expects the best result as well as with regard to competitors. Always with the objective of offering a product of the highest possible quality and without losing the Group’s risk principles.

Management and control model

Grupo Santander’s business and asset management activities were changed during the course of 2014, following the corporate restructuring at Santander Asset Management (SAM), a vehicle that integrates asset management activity and which, under the marketing agreement made, offers a wide range of savings and investment products that cover the various needs of clients and which are distributed by the Group’s commercial networks and by external distribution channels.

Asset management activity can vary as regards the assets managed:

•	Management of mutual funds and companies, discretional management portfolios and pension funds, currently developed by SAM and by countries’ private banking teams and vehicles.

•	Private equity management, specialised in managing venture capital vehicles.

•	Real estate management, specialised in managing property products.

Grupo Santander markets and manages these assets in accordance with the rules and recommendations of local supervisors, following minimum standards that ensure the best interests of its clients.

The mission and objectives of Grupo Santander’s department of fiduciary risks are synthesised in the admission and monitoring of the risks assumed with clients and businesses, participating in the decision-making processes on the admission of new products and the mandates of defined management; and, subsequently, monitoring all the fiduciary risks.

In order to comply with this mission, the fiduciary risk team has the following functions:

•	Define the risk profile of the new products/portfolios/mandates and underlying assets, participating in the approval process, as well as approving the companies that manage and administer them.

•	Identify, know, control, analyse and monitor the fiduciary risks globally in the business of private banking, asset management and insurance.

•	Cooperate in designing and defining the fiduciary risk policies: products, underlying assets and management policies.

•	Disseminate, implement, cooperate in applying and overseeing compliance in the local units and in each of the business units of the risk policies, procedures and any other rule applicable in the fiduciary risk sphere.

•	Design the control and monitoring policies of fiduciary risk on products, portfolios, mandates and underlying assets, guaranteeing both the vision of control as well as that of management.

•	Supervise the result of the control processes conducted, make improvement proposals and recommendations for fiduciary risk.

•	Design and implement mitigating measures for the risks detected.

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Implementing these functions is structured in the corporate and local spheres in the following way:

In the corporate sphere, the area of fiduciary risks is in charge of designing and defining the financial risk policies and procedures, compliance and performance at the global level; disseminating and cooperating in their implementation in the local units; supervising the result of the control processes carried out locally and implementing, when necessary, the mitigating measures for the risks detected.

In the local sphere, the areas of local risks must have the structure and necessary means to conduct its activity as hitherto described, as they are in charge of executing the various controls established, assuming the responsibility of reporting the results to the interlocutors at the local level (business, risk supervision, regulators and supervisors, etc), as well as to their interlocutors at the corporate level.

Main metrics

At the end of 2014, Grupo Santander clients had in their portfolios EUR 122,026 million of mutual funds and EUR 19,127 million in pension funds, all managed by Santander Asset Management, the holding company participated by the Group.

The risk profile of the total mutual and pension funds is influenced by the type of assets incorporated in the different products, as shown below.

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8. Liquidity risk and funding

8.0. Structure of this section

Following an introduction to the liquidity risk and funding concept in Grupo Santander (page 245), we present the liquidity management framework set by the Group, including monitoring and control of liquidity risk (pages 246-250).

We then look at the funding strategy developed by the Group and its subsidiaries over the last few years (pages 250-253), with particular attention to the liquidity evolution in 2014. The evolution of the liquidity management ratios in 2014 and business and market trends that gave rise to it (pages 253-258).

The section ends with a qualitative description of the prospects for funding in 2015 for the Group and its main countries (page 258).

8.1. Introduction to the treatment of liquidity risk and funding

•	Santander has developed a funding model based on autonomous subsidiaries responsible for covering their own liquidity needs.

•	This structure makes it possible for Santander to take advantage of its solid retail banking business model in order to maintain comfortable liquidity positions at Group level and in its main units, even during stress in the markets.

•	In the last few years, as a result of the tensions arising from the global economic and financial crisis, it has been necessary to adapt the funding strategies to the new commercial business trends, the markets’ conditions and the new regulatory requirements.

•	In 2014, and in a better market environment, Santander continued to improve in specific aspects such as a very comfortable liquidity position at Group level and in subsidiaries. All of this enables us to face 2015 from a good starting point, without growth restrictions.

Liquidity management and funding have always been basic elements in Banco Santander’s business strategy and a fundamental pillar, together with capital, in supporting its balance sheet strength.

Liquidity has gained importance in managing banks in the last few years because of the tensions in financial markets against the backdrop of a global economic crisis. This scenario has enhanced the importance for banks of having appropriate funding structures and strategies to ensure their intermediation activity.

During this period of stress, Santander has enjoyed an appropriate liquidity position, higher than that of its peers, which has given it a competitive advantage to develop and expand its activity in an increasingly demanding environment.

Today, in a more favourable liquidity environment, the Group continues to benefit from the advantage of financial soundness in the face of the new challenge of optimising in cost terms the demanding liquidity standards required by regulators, while pushing growth in countries which were deleveraging.

This better position for the whole Group has been supported by a decentralised funding model consisting of autonomous subsidiaries self-sufficient in liquidity. Each subsidiary is responsible for covering the liquidity needs of its current and future activity, either through deposits captured from its customers in its area of influence or through recourse to the wholesale markets in which it operates, within a framework of management and supervision coordinated at the Group level.

The funding structure is one that shows its greatest effectiveness in situations of high levels of market stress, as it prevents the difficulties of one area from affecting the funding capacity of other areas and thus of the Group as a whole, as could happen in the case of a centralized funding model.

Moreover, at Grupo Santander this funding structure benefits from the advantages of a solid retail banking model with a significant presence in 10 high potential markets and focused on retail clients and high efficiency. All of this gives our subsidiaries a big capacity to attract stable deposits, as well as a strong issuance capacity in the wholesale markets of these countries, generally in their own currency, and backed by the strength of their franchise and belonging to a leading group.

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8.2. Liquidity management framework—monitoring and control of liquidity risk

Management of structural liquidity aims to fund the Group’s recurring activity in optimum conditions of maturity and cost, avoiding the assumption of undesired liquidity risks.

Santander’s liquidity management is based on the following principles:

• Decentralized liquidity model.

• Needs derived from medium and long term activity must be financed by medium and long term instruments.

•	High contribution from customer deposits, derived from the retail nature of the balance sheet.

•	Diversification of wholesale funding sources by instruments/ investors, markets/currencies and terms.

• Limited recourse to wholesale short-term funding.

•	Availability of sufficient liquidity reserve, which includes the discount capacity in central banks to be used in adverse situations.

• Compliance with regulatory requirements of liquidity required at Group level and subsidiaries, as a new management conditionality.

The effective application of these principles by all the institutions that comprise the Group required development of a unique management framework built around three essential pillars:

•	A solid organizational and governance model that ensures the involvement of the senior management of subsidiaries in decision-taking and its integration into the Group’s global strategy.

•	Deep balance sheet analysis and measurement of liquidity risk, which supports decision-taking and its control.

•	Management adapted in practice to the liquidity needs of each business.

8.2.1. Organisational model and governance

The decision-taking process regarding structural risks, including liquidity risk, is carried out by local asset and liability committees (ALCO) in coordination with the global ALCO.

The global ALCO is the body empowered by Banco Santander’s board to coordinate asset and liability management (ALM) throughout the Group, including liquidity and funding management, which is conducted via the local ALCos and in accordance with the ALM corporate framework.

This body is headed by the Bank’s executive chairman and comprises an executive vice-chairman (who is, in turn, chairman of the executive risk committee), the chief executive officer, the chief financial officer, the executive vice president for risk and others senior executives responsible for the business and analysis units who provide advice.

In line with these principles and the ALM corporate framework, the function of liquidity and funding management is backed by:

•	The board as the maximum organ responsible for management of the Group.

•	The local ALCO committees, which define at each moment the objective positioning of liquidity and the strategies that ensure and/or anticipate the funding needs derived from their business, always within the risk appetite set by the board and the regulatory requirements.

•	The global ALCO, which conducts the parent bank’s ALM management, as well as coordinating and monitoring the function in the Group’s other units.

•	The Financial Management area, which manages on a day to day basis, conducting analysis, proposing strategies and carrying out the measures adopted within the positioning defined by the ALCOs.

•	The Market Risk area, responsible for monitoring and permanently controlling compliance with the limits established. This independent control function is completed a posteriori by regular reviews conducted by Internal audit.

•	All of this supported by an area of independent operations that guarantees the integrity and quality of the information used for managing and controlling liquidity.

This clear division of functions traditionally established in the Group, between executing liquidity management (the responsibility of the Financial Management area) and monitoring and control (the responsibility of the Market Risk area), has put Santander among the function’s best governance practices.

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This governance model has been strengthened in the last few years by being integrated within a more global view of the Group’s risks (Santander’s risk appetite framework), which responds to the demand of regulators and market players emanating from the financial crisis to strengthen banks’ risk management and control systems.

The liquidity risk profile and appetite aims to reflect the Group’s strategy for developing its businesses, which consists of structuring the balance sheet in the most resistant way possible to potential liquidity tension scenarios. Liquidity appetite metrics have been articulated which reflect the application at the individual level of the principles of the Group’s liquidity management model, with specific levels for the ratio of structural funding and minimum liquidity horizons under various tension scenarios, as indicated in the following sections.

Over the next few years, the metrics used in the liquidity risk appetite framework will be increased with the incorporation of those monitored and controlled by the financial management area at Group level and of the main units, be they regulatory metrics or another type.

8.2.2. Balance sheet analysis and measurement of liquidity risk

Decision-making on funding and liquidity is based on a deep understanding of the Group’s current situation (environment, strategy, balance sheet and state of liquidity), of the future liquidity needs of the various units and businesses (projection of liquidity), as well as access to and the situation of funding sources in the wholesale markets.

The objective is to ensure the Group maintains optimum levels of liquidity to cover its short and long-term needs with stable funding sources, optimising the impact of its cost on the income statement.

This requires monitoring of the structure of balance sheets, forecasting short and medium-term liquidity and establishing the basic metrics.

At the same time, various analyses of scenarios are conducted which take into account the additional needs that could arise from various extreme, unlikely but possible, events. These could affect the various items of the balance sheet and/funding sources differently (degree of renewal of wholesale funding, deposit outflows, deterioration in the value of liquid assets, etc), whether for global market reasons or specific ones of the Group.

The inputs for drawing up the Group’s various contingency plans are obtained from the results of the analysis of balance sheets, forecasts and scenarios, which, in turn, enable a whole spectrum of potential adverse circumstances to be anticipated.

All these actions are in line with the practices being fostered by the Basel Committee and the various regulators in the European Union and the European Banking Authority to strengthen the liquidity of banks. Their objective is to define a framework of principles and metrics that, in some cases, are close to being implemented and, in others, still being developed.

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Greater detail on the measures, metrics and analysis used by the Group and its subsidiaries to manage and control liquidity risk is set out below:

Methodology for monitoring and controlling liquidity risk

The Group’s liquidity risk metrics aim to:

•	Achieve greater efficiency in measuring and controlling liquidity risk.

•	Support financial management, with measures adapted to the form of managing the Group’s liquidity.

•	Alignment with the regulatory requirements derived from the transposition of Basel III in the European Union (basically CRDIV in EU and others), in order to avoid conflicts between limits and facilitate management.

•	Serve as an early warning system, anticipating potential risk situations by monitoring certain indicators.

•	Attain the involvement of countries. The metrics are developed on the basis of common and homogeneous concepts that affect liquidity, but they require analysis and adaptation by each unit.

There are two types of basic metrics used to control liquidity risk: short term and structural. The first category basically includes the liquidity gap and the second one the balance sheet’s net structural position. As an additional element, the Group develops various stress scenarios. These three metrics are as follows:

a) Liquidity gap

The liquidity gap provides information on the potential cash inflows and outflows for a certain period of time, both contractual and estimated. They are drawn up for each of the currencies in which the Group operates.

The gap provides information on the sources and uses of funds expected in specific time periods, in relation to the total on- and off-balance sheet items. This analysis tool is obtained from the net of the structure of maturities and flows for each period established. The liquidity available is contrasted with the needs arising from maturities.

In practice, and given the different performances of a same item in the Group’s subsidiaries, there are common standards and methodologies to homogenize the building of liquidity risk profiles for each unit, so they can be presented in a comparable way to the Bank’s senior management.

As a result, and given that this analysis must be conducted at the individual level of each subsidiary for its autonomous management, a consolidated view of the liquidity gaps is of very limited use for managing and understanding liquidity risk.

Of note in the various analysis made using the liquidity gap is that for wholesale funding. On the basis of this analysis a metric has been defined whose objective is to guarantee that sufficient liquid assets are maintained in order to attain a minimum liquidity horizon, under the assumption of not renewing wholesale funding at maturity.

The minimum liquidity horizons are determined in a corporate and homogeneous way for all units/countries, which must calculate their wholesale liquidity metric in the main currencies in which they operate.

Bearing in mind the market tensions in the last few years of global crisis, this wholesale liquidity gap is closely monitored in the parent bank and in the euro zone units.

At the end of 2014, all units were in a comfortable position in the horizons established for this scenario.

b) Net structural position

The objective of this metric is to determine the reasonability of the funding structure of the balance sheet. The Group’s criterion is to ensure that the structural needs (lending, fixed assets, etc) are covered by an adequate combination of wholesale sources and a stable base of retail deposits, to which is added the capital and the rest of permanent liabilities.

Each unit draws up its liquidity balance sheet in accordance with the features of their businesses and compares them with the various funding sources they have. The main factors taken into account when determining this metric are the recurrence of the businesses to be financed, the stability of funding sources and the capacity of assets to become liquid.

In practice, each subsidiary draws up its liquidity balance sheet (different from the accounting one), classifying the various asset and liability items and off-balance sheet ones on the basis of their type for the purposes of liquidity. This determines the funding structure that must be met at all times with a key premise: basic businesses must be financed with stable funds and medium- and long-term funding. All of this guarantees the Bank’s sound financial structure and the sustainability of business plans.

At the end of 2014, the Group had a structural liquidity surplus of around EUR 153,000 million (15% of net liabilities as against 16% in 2013). This surplus is almost five times higher than that at the start of the crisis (EUR 33,000 million and 4% of net liabilities in December 2008), thanks to the efforts made during these years.

c) Analysis of scenarios

As an additional element to the metrics, the Group develops various stress scenarios. The main objective is to identify the critical aspects of potential crisis and define the most appropriate management measures to tackle each of these situations.

Generally speaking the units take into account three scenarios in their liquidity analysis: idiosyncratic, local systemic and global systemic. These scenarios represent the minimum standard analysis established for all the Group’s units and which are provided to senior management. Each of the units also develops ad hoc scenarios that replicate significant historic crises or specific liquidity risks of their environment.

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The main features of the three basic scenarios are:

•	An idiosyncratic crisis only affects the Bank but not its environment. This is basically reflected in wholesale funds and in retail deposits, with various percentages of outflows depending on the severity defined.

Within this category a specific crisis scenario that a local unit could suffer as a result of a crisis in the parent bank (Banco Santander) is studied. This scenario was particularly relevant in 2012 because of strong tensions registered by markets on Spain and the rest of countries on the periphery of the euro zone, a situation amply overcome since then.

•	A local systemic crisis is an attack by the international financial markets on the country where the unit is located. Each unit would be affected to varying degrees, depending on its relative position in the local market and the image of soundness it transmits. Among other factors which would be affected in this scenario are, for example, the wholesale funding lines from the closure of markets or the liquid assets linked to the country that would be significantly reduced.

•	Global systemic crisis. In this scenario some of the factors mentioned in the scenarios above are stressed. Particular attention is paid to the most sensitive aspects from the standpoint of the unit’s liquidity risk.

Defining scenarios and calculating the metrics under each of them are directly linked to the process by the financial management area of drawing up and executing the contingency plan, which is the responsibility of the financial management area.

At the end of 2014, and in a scenario of a potential systemic crisis affecting the wholesale funding of units in Spain (following the previously mentioned 2012 scenario), Grupo Santander maintained an adequate liquidity position. The wholesale liquidity metric horizon in Spain (included within the liquidity gap measures) showed levels higher than the minimums established, during which the liquidity reserve would cover all the maturities of wholesale funding, in the event of not being renewed.

As well as these three metrics a series of internal and market variables was defined as early warning indicators of possible crises, which can also state their nature and severity. Their integration into daily liquidity management enables situations that could affect the Group’s liquidity risk to be anticipated. Although these alerts vary from country to country and from bank to bank on the basis of specific determinants, some of the parameters used are common in the Group, such as Banco Santander’s CDS level, the evolution of deposits from customers and the official interest rate trend of central banks.

8.2.3. Management adapted to business needs

As already pointed out, Grupo Santander’s liquidity management is carried out at the level of subsidiaries and/or business units in order to finance their recurring activities in appropriate maturities and prices. The main balance sheet items related to business and funding the Group’s largest business units are as follows:

Main units and balance sheet items

Billion euros. December 2014

	Total assets	Net loans *	Deposits**	M/LT funding***
Spain	314.9	157.0	178.7	64.4
Portugal	41.6	23.2	24.0	2.7
SCF	71.5	60.4	30.8	13.3
Poland	27.8	17.0	20.1	0.6
UK	354.2	251.2	202.3	67.4
Brazil	156.3	74.4	68.5	21.5
Mexico	53.7	25.9	28.6	1.7
Chile	42.8	30.6	23.4	6.9
Argentina	9.3	5.5	6.8	0.1
US	96.9	67.2	46.6	24.3

GROUP TOTAL	1,266.3	734.7	647.9	202.8

*	Customer loans excluding loan-loss provisions.
**	Including retail commercial paper in Spain.
***	M/LT issues in markets, securitisations and other collateralised funding in the market and funds taken from FHLB lines. All in their nominal value.

In practice, and in line with the financing principles set out, liquidity management in these units consists of:

•	Drawing up every year a liquidity plan based on the funding needs derived from the budgets of each business and the methodology already described. On the basis of these liquidity needs and taking into account prudent limits of recourse to short-term markets, the Financial Management area establishes an issuance and securitisation plan for the year for each subsidiary/global business.

•	Monitor during the year the evolution of the balance sheet and of the funding needs of the subsidiaries/businesses, which gives rise to updating the plan.

•	Monitor and manage compliance with the regulatory ratios by units, as well as oversee the level of asset encumbrance in each unit’s funding, from both the structural standpoint as well as its component with the shortest maturity.

•	Maintain an active presence in a large number of wholesale funding markets that enables an appropriate structure of issues to be sustained, diversified by products and with an average conservative maturity.

The effectiveness of this management at Group level is based on implementation in all subsidiaries. Each subsidiary budgets the liquidity needs based on their activity of intermediation and assesses its capacity of recourse to wholesale markets in order to establish an issuance and securitisation plan, in coordination with the Group.

Traditionally, the Group’s main subsidiaries have been self-sufficient as regards their structural financing. The exception is Santander Consumer Finance (SCF) which needs the support of other Group units, particularly that of the parent bank, given its nature as a consumer finance specialist operating mainly via dealers.

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This support, always at the market price on the basis of the maturity and internal rating of the borrowing unit, has been on a sustained downward trend on a like-for-like basis (from EUR 15,000 million in 2009 to less than EUR 3,000 million in 2014 including hybrid positions in capital). This has made it necessary for SCF to develop internal structures for capturing retail and wholesale funds and opening new securitisation markets. This constitutes a good example of the subsidiaries managing and developing autonomous sources of liquidity.

The incorporation of new portfolios and business units in 2015 (GE Money in Nordic countries; joint ventures with Banque PSA in 11 European countries), will require in the short term greater financial support from the rest of the Group’s units. In the medium term, the greater wholesale funding capacity of SCF and access to European Central Bank long-term funding (TLTROs) will enable the unit to return to the path of reduction set in the last few years.

8.3. Funding strategy and evolution of liquidity in 2014

8.3.1. Funding strategy

Santander’s activity over the last few years has achieved its objective of adequately funding the Group’s recurring activity in a more demanding environment. Its peak, during the global economic and financial crisis, required managing sharp rises in risk that led to scant levels of liquidity in certain maturities and at very high costs. These market conditions relaxed significantly during 2013 and, particularly, in 2014 following the interventions by the main central banks.

Santander’s good performance was supported by extending the management model to all the Group’s subsidiaries, including the new incorporations, and, above all, adapting the subsidiaries’ strategy to the increasing requirements of both the markets as well as regulators. These requirements have not been the same for all markets and reached much higher levels of difficulty and pressure in some areas, such as on the periphery of Europe.

It is possible, however, to extract a series of general trends implemented by Santander’s subsidiaries in their funding and liquidity management strategies since the beginning of the crisis. They are the following:

•	Strong liquidity generation from commercial business due to lower growth in lending and greater emphasis on capturing funds from customers.

The evolution in the last few years of the Group’s lending is the result of combining sharp falls in the units in Spain and Portugal, due to the strong deleveraging of these economies, with growth in other countries, either through the expansion of units and businesses under development (United States, Germany, Poland, UK companies), or through sustained growth in emerging countries (Latin America). Overall, the Group’s net lending increased by EUR 108,000 million since December 2008 (+17%).

At the same time, the focus on liquidity during the crisis together with the Group’s capacity to attract retail deposits via branches, made possible a rise in customer deposits of EUR 227,000 million, 54% higher than the December 2008 balance, and more than double the rise in net lending balances during this period.

All the commercial units boosted their deposits, both the units in countries undergoing deleveraging as well as those in growth areas where they matched their evolution to that of loans.

This liquidity generation was particularly intense in Spain (close to EUR 100,000 million since December 2008). This was as a result of the reflection in the credit volumes of private sector indebtedness during the crisis and the strong capturing of deposits in an environment of savers seeking security. The combination resulted in turning a surplus of loans over deposits in 2008 into the current surplus of deposits.

These trends on loans and deposits changed in 2014 at Group level. Lower deleveraging and recovery of new lending in the countries most affected by the crisis, on the one hand and, on the other, the focus on reducing the cost of funds in mature markets with interest rates at historic lows explain why the spread between the balances of credits and of deposits has stopped falling and even increased moderately during the year.

•	Maintaining adequate and stable levels of medium and long term wholesale funding at the Group level. This funding represented 21% of the balance of liquidity at the end of 2014, similar to that of the last two years (21% average in 2010-2013), but well below the 28% at the end of 2008, when wholesale liquidity, more abundant and of lower cost, had still not suffered the tensions of the crisis.

Following the tightening of conditions in wholesale markets, the Group’s decentralised model of subsidiaries, with its own programmes of issues and ratings, helped to maintain Santander’s strong participation in developed wholesale markets even in periods of maximum requirements such as 2011-2012.

Of note in this period was the United Kingdom’s issuance capacity, the re-launch of the activity of large Latin American countries and the incorporation of new units to the pool of the Group’s important issues, both in the United States (issues from its holding and securitisations of the specialised consumer unit) as well as in Europe. In this continent, Santander Consumer Finance extended its activity of issues and securitisations to new markets such as the Nordic countries, converting its units into pioneers of auto finance securitisation and laying the foundations to advance in their self-funding.

In general, this wholesale activity has been modulated in each unit on the basis of the requirements of regulation, the generation of internal funds of business and decisions to ensure sufficient liquidity reserves, A good example is Spain where, despite the strong generation of liquidity from the aforementioned business and the capacity of recourse to the European Central Bank, the Group has implemented a conservative issuance policy. Over the last four years, with two years of maximum tension and two of softening, Santander has issued close to EUR 50,000 million of medium and long term debt, backed by the strength of the brand and Santander’s credit quality.

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*	Including issues, securitisations and structured financing.
•	Ensure a sufficient volume of assets that can be discounted in central banks as part of the liquidity reserve (as defined on page 256 of this section) to cater for stress situations in wholesale markets.

The Group has significantly increased its total discounting capacity in the last few years from EUR 85,000 million at the end of 2008 to close to EUR 170,000 million. This volume at the end of 2014 almost doubled the commercial gap (i.e. the difference between net loans and deposits), following the reduction in the gap due to the aforementioned business dynamics.

The growth in the volume that can be discounted is due to a strategy coordinated at the Group level during the crisis and conducted by subsidiaries to generate assets that can be discounted and which offset the reduction in the value of guarantees, as a result of the downgrading of ratings, particularly of sovereign debt and related assets. A large part of this total discounting capacity is concentrated in units in the euro zone following the extraordinary measures implemented by the European Central Bank (ECB) in 2011 and 2012 (basically, increased collateral and three-year liquidity auctions) to ensure the area’s liquidity buffer.

During 2012, and faced with the tensions in the euro markets, Santander pursued a prudent strategy of depositing in the central banks of the Eurosystem most of the funds raised in the three-year auctions, as an immediate liquidity reserve, while maintaining a very limited global net borrowing position. The reduction in tensions enabled the Group in 2013 to return to the ECB all the funds borrowed from Spain in the three-year auctions. Net recourse at the end of the year was at a five-year low, mainly concentrated in Portugal.

In the fourth quarter of 2014, and within the ECB’s strategy of promoting credit and contributing to a sustained recovery in the euro zone, the Group’s units in the area (parent bank, Portugal and SCF) took part in the auctions of TLTROs, taking the maximum volume of funds available (EUR 8,200 million, overall). These funds and those to be obtained in successive quarterly auctions during 2015 and 2016 will facilitate the financing of household consumption and lending to business activities.

All these development of businesses and markets, made on the foundations of a solid liquidity management model, enabled Santander to enjoy today a very robust funding structure. The basic features of this structure are:

•	High relative share of customer deposits in an essentially retail banking balance sheet.

Customer deposits are the main source of the Group’s funding. They represent around two-thirds of the Group’s net funding (i.e. of the balance of liquidity) and 88% of net loans at the end of 2014.

They are also very stable funds given their origin of mainly business with retail customers (84% of the Group’s deposits come from retail and private banks and the remaining 16% from large corporate and institutional clients).

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*	Balance sheet for the purposes of liquidity management: total balance sheet net of trading derivatives and interbank balances.

•	Diversified wholesale funding focused on the medium and long term and with a very small relative share of short term.

Medium and long term wholesale funding accounts for 21% of the Group’s net funding and comfortably covers the rest of lending not financed by customer deposits (commercial gap).

This funding is well balanced by instruments (approximately 1/3 senior debt, 1/3 securitisations and structured with guarantees, 1/4 covered bonds and the rest preferred shares and subordinated debt) and also by markets so that those with the highest weight in issues are those where investor activity is the stronger.

The charts showing the geographic distribution of customer loans and of medium and long term funding are set out below so that their similarity can be appreciated.

The bulk of medium and long term wholesale funding consists of debt issues. Their outstanding balance at the end of 2014 was EUR 140,000 million nominal, with an adequate profile of maturities (average maturity of 3.5 years).

Its recent evolution reflects, on the one hand, the impact of the euro’s depreciation against the main currencies and, on the other, the greater recourse to markets in 2014 with the capturing of funds higher than the year’s maturities and amortisations. The distribution by instruments, the evolution over the last three years and their maturity profile was as follows.

Medium and long term debt issues, Grupo Santander

Million euros

	Evolution of outstanding balances in nominal value
	December 2014	December 2013	December 2012
Preferred shares	7,340	4,376	4,765
Subordinated debt	8,360	10,030	11,004
Senior debt	68,457	60,195	69,916
Covered bonds	56,189	58,188	67,468

Total*	140,346	132,789	153,152

	Distribution by maturity. December 2014*
	0-1 month	1-3 months	3-6 months	6-9 months	9-12 months	12-24 months	2-5 years	Over 5 years	Total
Preferred shares	0	0	0	0	0	0	0	7,340	7,340
Subordinated debt	0	0	0	0	152	1,682	3,352	3,173	8,360
Senior debt	1,470	4,066	7,092	2,931	6,313	16,808	21,386	8,392	68,457
Covered bonds	2,842	5,549	2,250	894	2,389	9,303	15,478	17,484	56,189

Total*	4,312	9,615	9,342	3,825	8,854	27,793	40,216	36,388	140,346

*	In the case of issues with put option in favour of the holder, the maturity of the put option will be considered instead of the contractual maturity.

Note: the entire senior debt issued by the Group’s subsidiaries does not have additional guarantees.

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As well as debt issues, the medium and long term wholesale funding is completed by lines from the Federal Home Loan Banks in the US (around EUR 8,000 million) and by funds obtained from securitisation activities. The latter includes securitisation bonds placed in the market, collateralised financing and other special ones for a total amount of close to EUR 55,000 million and an average maturity of more than two years.

The wholesale funding of short-term issuance programmes is a marginal part of the structure as it accounts for less than 2% of net funding, which is related to treasury activities and is well covered by liquid financial assets.

The outstanding balance at the end of 2014 was EUR 21,400 million, mainly captured by the UK unit and the parent bank through existing issuance programmes: various programmes of CDs and commercial paper of the UK (49%); European commercial paper and US commercial paper and domestic programmes of the parent bank (22%), and from other units (29%).

In short, Santander enjoys a very solid and robust financing structure based on an essentially retail banking balance sheet that enables the Grupo Santander to cover comfortably its structural liquidity needs (loans and fixed assets) with permanent structural funds (deposits, medium and long term funding and equity), which generates a large surplus of structural liquidity.

8.3.2. Evolution of liquidity in 2014

The key aspects of liquidity in 2014 were:

•	Comfortable liquidity ratios, backed by a balanced commercial activity at constant perimeter and a greater capturing of medium and long term wholesale funds (+44% more than 2013), which absorb credit growth.

•	Compliance ahead of schedule with regulatory ratios: at the end of 2014, LCR levels of more than 100%, both at the level of the Group and its subsidiaries, compared to a minimum requirement of 60% as of October 2015.

•	High liquidity reserve, stronger than 2013 in quantity (EUR 227,000 million) and quality (45% of the total are high quality liquid assets).

•	Reduced weight of encumbered assets in structural medium and long term funding operations, around 13% of the Group’s extended balance sheet (European Banking Authority criteria, EBA) at the end of 2014.

From the funding standpoint, 2014 saw a further improvement in markets compared to previous years. The advances mainly occurred in the first half of the year when, in an environment of recovery, particularly in mature economies, the global perception of risk decreased notably, stock market indices rose and the risk premiums of public and private debt fell substantially. This produced an even more fluid access to markets, both for banks as well as large companies, and a lower competitive pressure for retail deposits.

This performance, mainly due to central banks’ very accommodating monetary policies with ample liquidity and interest rates at historic lows (even negative in the euro zone for the European Central Bank’s deposit facility), led to the consequent search for profitability. Another important determinant was the progress made in European banking union and the idea that the most extreme risks were over.

In the second half of the year, there was a correction and a greater differentiation of risk according to the nature of assets and each economy’s prospects, all conditioned by the downgrading of global growth forecasts, the end of the asset buying programme in the United States and the sharp fall in commodity prices (particularly, oil). The markets continued to offer high maturities and good spreads to the best risks.

In this context Santander maintained its comfortable liquidity position in 2014, reflected in four basic aspects:

i. Basic liquidity ratios at comfortable levels

The table shows the evolution in the last few years of the basic metrics for monitoring liquidity at the Group level:

Grupo Santander monitoring metrics

	2008	2012	2013	2014
Net loans/net assets*	79%	75%	74%	74%
Net loan-to-deposit ratio (LTD ratio)	150%	113%	112%	113%
Customer deposits and medium and long term funding/net loans	104%	117%	118%	116%
Short term wholesale funding/net liabilities*	7%	2%	2%	2%
Structural liquidity surplus (% /net liabilities*)	4%	16%	16%	15%

*	Balance sheet for liquidity management purposes.

Note: in 2012 and 2013 customer deposits include retail commercial paper in Spain (excluding short term wholesale funding). The 2012 and 2013 ratios include SCUSA by global integration, the same as in 2014.

At the end of 2014, and compared to 2013, Grupo Santander registered:

•	A stable ratio of net loans/net assets (total assets less trading derivatives and interbank balances) at 74%, as a result of the improvement in credit, following the end of deleveraging in mature markets and the increased perimeter. Its high level in comparison with European competitors reflects the retail nature of Grupo Santander’s balance sheet.

•	Slight rise in the net loan-to-deposit ratio (LTD ratio) to 113% (112% in 2013), which remains at very comfortable levels (below 120%). This evolution shows the recovery of credit in mature markets, both organic as well as inorganic (incorporation of consumer businesses in Europe) and the greater focus on optimising the cost of retail deposits in countries with low interest rates.

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•	Slight decline in the ratio of customer deposits and medium- and long-term financing/lending, and for similar reasons to the LTD case, given that the rise in the Group’s capturing of wholesale funds was also lower than that in lending. The ratio was 116% (118% in 2013), well above the average of the last few years (2008-13: 112%).

•	The reduced recourse in the Group to short term wholesale funding was maintained. The ratio was around 2%, in line with previous years.

•	Lastly, the Group’s structural surplus (i.e., the excess of structural funding resources—deposits, medium- and long-term funding and capital—over structural liquidity needs—fixed assets and loans) continued to rise in 2014 to an average balance of EUR 158,000 million, 8% more than in 2013.

This structural surplus at the end of 2014 stood at EUR 153,000 million on a consolidated basis and consists of fixed-income assets (EUR 151,000 million), equities (EUR 14,000 million) and net interbank deposits (EUR 9,000 million) in other credit institutions and central banks, partly offset by short-term wholesale funding (EUR 21,000 million). In relative terms, the total volume represented 15.4% of the Group’s net liabilities, a similar level to that at the end of 2013.

In short, Grupo Santander had a comfortable liquidity position at the end of 2014, as a result of the evolution in the subsidiaries. Only one of the units, SCF, increased its LTD considerably over 2013, due to integration of businesses. However, its greater effort in issues and securitisations enabled the ratio of customer deposits and medium- and long-term financing/net lending to remain stable.

The rest of units remained stable or improved their liquidity positions. Of note among those that improved the most was Portugal which, together with a deleveraging process in its final phases, took advantage of the flight to quality to capture retail deposits and access markets ahead of its competitors.

The table below sets out the most frequently used liquidity ratios for Santander’s main units at the end of 2014:

Liquidity ratios for the main units

%. December 2014

	Net loan-to-	Deposits+M & LT
	deposit ratio	funding/net loans
Spain	88%	155%
Portugal	97%	115%
Santander Consumer Finance	196%	73%
Poland	84%	122%
UK	124%	107%
Brazil	109%	121%
Mexico	90%	117%
Chile	131%	99%
Argentina	81%	125%
US	144%	106%

Total Group	113%	116%

Note: in Spain, including retail commercial paper in deposits.

Generally speaking, there were two drivers in 2014 behind the evolution of the Group’s liquidity and that of its subsidiaries:

1. Arise in the commercial gap, after several years of declines, due to the perimeter and reduced deleveraging in mature markets.

2. More intense issuance activity, particularly by the European units, in a more favourable situation of wholesale markets.

As regards the first driver, the Group increased its gap between net credits and deposits by EUR 13,500 million. The greater differential was largely due to three large units: UK, US and Santander Consumer Finance.

The first two, liquidity generators in the years before the deleveraging of their economies, registered growth in lending in 2014 in environments of strong recovery. SCF also reflects the consumer recovery in Europe, although it is still weak, and, above all, the incorporations to its business perimeter in Spain and in Nordic countries.

The rest of mature European units, such as Spain and Portugal, still show the impact of deleveraging on lending although at a much slower pace (in Spain it is even increasing if repos are excluded).

Meanwhile, growth in deposits in mature markets continued although at a slower pace, as a result of a greater focus on reducing the cost of deposits, as the main driver for recovering net interest income in environments of interest rates at minimums. This management led to rises in demand deposits and shifts of expensive deposits to mutual funds, strategies favoured by the improvement in markets and reduced competition for retail savings in an environment of high wholesale liquidity.

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In Latin American units, the balanced growth of loans and deposits hides slight differences by countries: rises in the commercial gap in Mexico and Chile, well covered by the good starting position and the growing access to markets, compared to liquidity generation in Brazil and Argentina, in lower growth environments.

The second driver is the greater recourse to medium and long term funding. Following the decline in 2013 due to the surplus liquidity generated by commercial businesses, in 2014 the Group’s subsidiaries, particularly the European ones, took advantage of the easing of markets and central banks’ liquidity injections to increase this volume. The Group captured EUR 52,000 million in medium and long-term wholesale markets, 44% more than in 2013.

Medium and long-term fixed-income issues (senior debt, covered bonds, subordinated debt and preferred shares) were the ones that increased the most (+70% to more than EUR 38,000 million), with a greater weight of senior debt than covered bonds (two-thirds of the total). Spain was the largest issuer, followed by UK and Santander Consumer Finance’s units (the three accounted for 79% of that issued).

The remaining EUR 13,400 million of medium and long-term funding corresponded to activities related to securitisations and funding with guarantees, and remained stable. The specialised consumer credit units in US and Europe represented 90% of the total.

All units operating in mature markets increased their wholesale fund capturing in line with the aforementioned trends. Latin American countries, on the other hand, reduced their capturing in an environment of markets very influenced by the end of the Federal Reserve’s asset purchase programme.

United Kingdom and Spain registered the strongest growth. In the first case, due to the return to lending growth and the improvement in the regulatory ratios which more than doubled the long-term senior debt issues (average life of 5 years). In the case of the parent bank, due to three Additional Tier 1 issues to reinforce and optimise the Group’s capital ratios, and the issue of very long term covered bonds (10 and 20 years), the first made at these maturities since the onset of the crisis in a favourable market environment.

In United States, SCUSA continued to increase its securitisation activity and its recourse to warehouse lines to fund the strong growth in new lending and portfolio. Santander Consumer Finance notched up a new record, capturing more than EUR 7,600 million (+24%), with a greater weight of senior debt than securitisations and funding with guarantees. These funds represented 30% of the year’s total capturing.

These four units accounted for 85% of the medium and long-term finding obtained in 2014. The chart below sets out in greater detail their distribution by instruments and geographic areas:

In short, Grupo Santander maintained comfortable access to the various markets in which it operates, strengthened by the incorporation of new issuance units. It made issues and securitisations in 2014 in 13 currencies, in which 18 issuers from 15 countries participated and with an average maturity of around 3.8 years, slightly higher than in 2013.

ii. Compliance ahead of schedule with regulatory coefficients

Under its liquidity management model, Grupo Santander has been managing in the last few years the launch, monitoring and compliance ahead of schedule of the new liquidity requirements established by international financial regulations.

Liquidity coverage ratio (LCR)

In 2014, and after approval by the Basel Committee of the final definition of the liquidity coverage ratio (LCR), the delegated act of the European Commission was adopted which, in the CRDIV sphere, defined the criteria for calculating and implementing this metric in the European Union. In a new development, implementation was delayed until October 2015, although the initial compliance level of 60% was maintained. This percentage will be gradually increased to 100% in 2018.

The good starting position of short-term liquidity combined with autonomous management of the ratio in all the big units enabled compliance levels of more than 100% to be maintained throughout the year, at both the consolidated as well as individual levels in all of them.

Net stable funding ratio (NSFR)

The final definition of the net stable funding ratio was approved by the Basel Committee in October 2014, and is pending transposition to local regulations. This ratio will come into force as of January 1, 2018.

As regards the ratio, Santander benefits from a high weight of customer deposits, which are more stable, permanent liquidity needs derived from the commercial activity funded by medium and long-term instruments and limited recourse to short-term funds. All of this enables it to maintain a balanced liquidity structure, which is reflected in NSFR ratio levels that, at Group level as well as for most of the subsidiaries, were above 100% at the end of 2014.

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In short, management and the liquidity level enable the Group and the main subsidiaries to meet ahead of schedule both regulatory metrics by the.

iii. Strengthened position with a high liquidity reserve

This is the third main aspect reflecting the Group’s comfortable liquidity position during 2014.

The liquidity reserve is the total of the highly liquid assets of the Group and its subsidiaries. It serves as a last resort recourse at times of maximum stress in markets, when it is impossible to obtain funding with adequate maturities and prices.

As a result, this reserve includes deposits in central banks and cash, unencumbered sovereign debt, the discounting capacity in central banks, as well as those assets eligible as collateral and undrawn credit lines in official institutions (Federal Home Loans Banks in US). All of this reinforces the solid liquidity position that Santander’s business model (diversified, retail banking focus, autonomous subsidiaries) confers on the Group and its subsidiaries.

At the end of 2014, Grupo Santander’s liquidity reserve amounted to EUR 230,000 million, 15% higher than in 2013 and 4% above the year’s average. This volume represents 26% of the total Group’s external funding in net terms and more than 100% of the total wholesale funds captured (short, medium and long term). The structure of this volume by type of asset according to the effective value (net of haircuts) was as follows:

Liquidity reserve at 31/12/2014

Effective value (net of haircuts) in million euros

		Average
	31/12/2014	2014	31/12/2013
Cash and holdings at central banks	47,654	46,584	45,091
Unencumbered sovereign debt	52,884	50,056	36,382
Undrawn credit lines granted by central banks	115,105	111,215	107,520
Assets eligible as collateral and undrawn credit lines	14,314	13,060	10,757

Liquidity reserve	229,957	220,915	199,750

Note: the reserve excludes other assets of high liquidity such as listed fixed income and equity portfolios.

This increase was accompanied by a qualitative rise in the Group’s liquidity reserve, derived from the differentiated evolution by its assets. The first two categories (cash and deposits in central banks+ unencumbered sovereign debt), the most liquid (or high quality liquidity assets in Basel’s terminology, as first line of liquidity) increased more than the average. They rose by EUR 19,000 million, lifting their share of total reserves at the end of the year to 44% (41% in 2013).

Also noteworthy was the increased discounting capacity in central banks during 2014, in line with the strategy developed by the Group and its subsidiaries in the last few years. After reaching its maximum in September, it declined in the fourth quarter as a result of the use of TLTROs by the euro zone units (parent bank, Portugal, SCF), a trend which will continue in 2015.

All the main subsidiaries and management units increased their liquidity reserve volumes in absolute and relative terms, ensuring adequate reserve levels. Of note were the rises in volumes by SCF, Portugal and Poland, with the first two ending the year at levels that almost doubled the averages of 2013.

As regards its potential application, the main units covered with their liquidity reserve at least 75% of the wholesale funding captured at the end of 2014, with four units well over 100% (UK, Mexico, Poland and Portugal). Only two, SCF and Chile, had lower coverage levels although comfortable (34% and 62%, respectively), which continued to increase during the year.

Within the autonomy conferred by the funding model, each subsidiary maintains a composition of assets of its liquidity reserve adequate for its business and market conditions (for example, capacity to mobilise their assets, recourse to additional discounting lines such as in the US). Most of the assets are denominated in the currency of the country, and so there are no restrictions on their use.

iv. Asset encumbrance

Lastly, it is worth pointing out Grupo Santander’s moderate use of assets as a guarantee in the balance sheet’s structural funding sources.

In line with the guidelines established by the European Banking Authority (EBA) in 2014, the concept of asset encumbrance includes both assets on the balance sheet contributed as guarantee in operations to obtain liquidity as well as those off-balance sheet ones received and re-used with a similar purpose, as well as other assets associated with liabilities for different funding reasons.

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The table below sets out Grupo Santander’s information as required by the EBA at the end of:

Grupo Santander

Assets

Billion euros	Carrying amount of encumbered assets	Fair value of encumbered assets	Carrying amount of unencumbered assets	Fair value of unencumbered assets
Assets of the reporting institution	296.0		970.3
Loans and loans on demand	186.3		692.1
Equity instruments	7.4	7.4	11.4	11.4
Debt securities	84.2	84.2	92.2	92.2
Other assets	18.1		174.7

Grupo Santander

Collateral received

Billion euros	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received by the reporting institution	57.5	37.4
Loans and loans on demand	1.6	0.3
Equity instruments	1.8	0.6
Debt securities	54.2	31.4
Other collateral received	0.0	5.3
Own debt securities issued other than own covered bonds or ABSs	0.0	0.0

Grupo Santander

Encumbered assets and collateral received and associated liabilities

Billion euros	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encoumbrance	291.7	353.5

On balance sheet asset encumbrance amounted to EUR 296.0 billion, close to two-thirds of which are loans (mortgages, corporate). Off-balance sheet asset encumbrance was EUR 57.5 billion and mainly relates to debt securities received in guarantees in operations to acquire assets and which were re-used. The total for the two categories was EUR 353.5 billion, which gave rise to a volume of associated liabilities of EUR 291.7 billion.

At the end of 2014, total asset encumbrance in financing operations represented 26% of the Group’s extended balance sheet under EBA criteria (total assets plus guarantees received: EUR 1,361 billion).

It is necessary to distinguish within them the different nature of the sources of encumbrance as well as their role in funding the Group:

•	50% of the total of asset encumbrance corresponds to guarantees contributed in medium and long-term funding operations (with an average maturity of more than two years) to finance the balance sheet’s commercial activity. This puts the level of asset encumbrance understood as “structural” at 13% of the extended balance sheet using EBA criteria.

•	The other 50% corresponds to short-term market operations (with an average maturity of less than three months) or guarantees contributed in operations with derivatives and whose purpose is not to finance the ordinary activity of businesses but efficient management of short-term liquidity.

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Lastly, and in relation to 2013, it should be noted that total asset encumbrance increased significantly due to methodological and perimeter changes. Specifically, the widening of the definition of encumbrance applied by the EBA and the consolidation by global integration of Santander Consumer USA (unit specialised in consumer finance and almost entirely funded by securitisations and guaranteed credit lines) explain more than three-quarters of the change. To this must be added the greater recourse to the European Central Bank’s conditioned long-term funding (TLTROs).

Of note is that the volume of asset encumbrance in medium and long term funding operations (“structural”) remained stable on a like-for-like basis.

8.4. Funding outlook for 2015

Grupo Santander began 2015 with a comfortable liquidity position in an environment of more favourable markets due to recovery expectations and stability, although not free of risks, and due to the large liquidity injections started by the European Central Bank, via auctions and public debt purchases, which will last until the middle of 2016.

With maturities which can be assumed in the coming quarters, due to the reduced weight of short term and a dynamic of medium and long term issues similar to that of a year ago, the Group will manage these needs in each country together with the specific ones of each business, including the envisaged incorporation of new portfolios and businesses, particularly consumer business in Europe.

The envisaged scenario of stronger growth with low interest rates will generate liquidity needs in many units in both mature and emerging countries, in some cases from the recovery in lending and in others from profit-making of liability positions.

In order to cover these greater commercial needs, the units ended 2014 with surplus positions in most cases. They also have ample access to wholesale markets, which are currently offering higher maturities and lower spreads than in previous years, particularly in Europe due to the European Central Bank’s quantitative easing. All of this will enable the Group’s subsidiaries to maintain appropriate liquidity structures for their balance sheets.

Spain fits this description. With a surplus of deposits over loans, a moderate recovery in lending is envisaged after a long period of deleveraging, while continuing to focus on optimising the cost of the funds. This could require the use of part of the existing surplus of the ECB’s long-term conditioned liquidity (TLTROs) and, if the market conditions in maturities and interest rates remain favourable, greater recourse to wholesale funding.

A similar description can be applied to the unit in Portugal, although with some mismatch regarding the evolution in Spain derived from the less intensive economic recovery and the high existing needs of deleveraging.

Of note in the rest of European units will be the increasing activity Santander Consumer Finance’s issues and securitisations, backed by the strength of its business and the quality of its assets. In 2015, as already commented on, the consolidation of new portfolios will require a greater dependence of the rest of the Group on short term funds. On the other hand, Poland, without maturities of wholesale issues in the market and with a surplus of deposits over loans, will concentrate on maintaining this comfortable situation while improving the profitability of its deposits.

In the UK, the good performance of commercial activity and the capturing of clients will strengthen the deposit base as the basic source of credit growth. The favourable situation of wholesale markets will make it possible to optimise the unit’s wide borrowing positions in the medium and long term. The United States, also with balanced growth in loans and deposits, will focus its activity on diversifying its wholesale funding sources, both in Santander Bank as well as SCUSA, which will contribute to reducing its degree of leveraging with respect to the funds guaranteed.

In Latin America, as in 2013, the emphasis will remain on deposits for funding business activities while strengthening issuance in wholesale markets opened to the Group’s big units.

In addition, and at Group level, Santander maintains its long-term plan to issue funds eligible as capital. Begun in 2014 in order to strengthen regulatory ratios efficiently as well as increase its total capacity to absorb losses, this issuance plan could mean new requirements for the market in 2015 if adequate conditions concur.

Under this general framework, the Group’s various units took advantage of the good conditions in the markets at the beginning of 2015 to make issues and securitisations at very tight spreads, capturing more than EUR 4,000 million in January. To this is added the liquidity from the Group’s capital increase in the same month, lifting total liquidity captured in the market to more than EUR 11,500 million.

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9. Operational Risk

9.1. Definition and objectives

Grupo Santander defines operational risk (OR) as the risk of losses from defects or failures in its internal processes, employees or systems, or those arising from unforeseen circumstances.

Operational risk is inherent to all products, activities, processes and systems and is generated in all business and support areas. For this reason, all employees are responsible for managing and controlling the operational risks generated in their sphere of action.

The Group’s objective in control and management of operational risk is to identify, measure/valuate, control/mitigate, monitor and communicate this risk.

The Group’s priority is to identify and eliminate risk focuses, regardless of whether they produce losses or not. Measurement also helps to establish priorities in management of operational risk.

Grupo Santander has been using the standard method envisaged in BIS II rules for calculating regulatory capital by operational risk. During 2014, however, the Group started a project to evolve toward a focus of advanced models (AMAs), for which it already has met most of the regulatory requirements. It is important to note that the priority in operational risk management continues to centre on its mitigation.

The report on Prudential Significance/Pillar III in section 5 includes information on calculating the equity requirements by operational risk.

9.2. Management model and control of operational risk

9.2.1. Management cycle of operational risk

The Group’s operational risk management incorporates the following elements:

The various phases of the operational risk management and control model are:

•	Identify the operational risk inherent in all the Group’s activities, products, processes and systems.

•	Define the target profile of operational risk, specifying the strategies by unit and time frame, the OR appetite and tolerance and monitoring.

•	Promote the involvement of all employees in the operational risk culture, through adequate training at all spheres and levels.

•	Measure and assess the operational risk objectively, continuously and coherent with the regulatory standards (Basel, Bank of Spain) and the sector.

•	Continuously monitor the exposure of operational risk, implement control procedures, improve internal knowledge and mitigate losses.

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•	Establish mitigation measures that eliminate or minimise operational risk.

•	Produce regular reports on the exposure to operational risk and the level of control for senior management and the Group’s areas/units, as well as inform the market and regulatory bodies.

•	Define and implement the methodology needed to calculate the capital in terms of expected and unexpected loss.

For each of the aforementioned processes, the following are needed:

•	Define and implement systems that enable operational risk exposure, integrated into the Group’s daily management, to be monitored and controlled, taking advantage of the existing technology and achieving the maximum computerisation of applications.

•	Define and document the policies for managing and controlling operational risk, and install management tools for this risk in accordance with the rules and best practices.

Grupo Santander’s operational risk management model contributes the following advantages:

•	Promotes development of an operational risk culture.

•	Allows comprehensive and effective management of operational risk (identification, measurement/assessment, control/ mitigation and information).

•	Improves knowledge of existing and potential operational risks and assigns responsibility for them to the business and support lines.

•	Operational risk information helps to improve the processes and controls, reduce losses and the volatility of revenues.

•	Facilitates the establishment of operational risk appetite limits.

9.2.2. Model of identification, measurement and risk assessment

A series of quantitative and qualitative corporate techniques/ tools has been defined to measure and assess technological and operational risk, which are combined to make a diagnosis (on the basis of the risks identified) and obtain an assessment (through measurement/evaluation) of the area/unit.

The quantitative analysis of this risk is carried out mainly with tools that register and quantify the level of losses associated with operational risk events.

•	An internal database of events, whose objective is to capture all the Group’s losses from operational risk. The capturing of events related to operational risk is not restricted by setting thresholds (i.e. there are no exclusions for reasons of amount) and there are both events with accounting impact (including positive effects) as well as non-accounting ones.

There are accounting conciliation processes to guarantee the quality of the information gathered in the databases. The main events of the Group and of each operational risk unit are particularly documented and reviewed.

•	An external database of events, as the Grupo Santander participates in international consortiums, such as the Operational Risk Exchange (ORX). The use of external data bases was strengthened in 2014, which provide quantitative and qualitative information, enabling a more detailed and structured analysis of the events produced in the sector.

•	Analysis of OR scenarios. An expert opinion is obtained from the business lines and from the risk and control managers whose purpose is to identify potential events with a very low probability of occurring, but which could mean a very high loss for an institution. Their possible effect is assessed and extra controls and mitigating measures identified that reduce the eventuality of a high economic impact.

Meanwhile and as a relevant part of the process of the evolution toward advanced models (AMA), a corporate methodology of scenarios was developed during 2014, which was implemented in Spain and Brazil. The UK is already developing operational risk scenarios. The Group also continued to participate in the exercise led by the ORX consortium.

•	Capital calculation by the standard method (see the corresponding section in the report on Prudential Relevance Report/Pillar III).

The tools defined for qualitative analysis seek to assess aspects (coverage/exposure) linked to risk profile, enabling the existing environment of control to be captured.

These tools are mainly:

•	Map of processes and risks and self-assessment questions. An adequate evaluation of the risks, on the basis of the expert criterion of the managers, enables a qualitative view of the Group’s main focuses of risk to be obtained, regardless of having materialised before.

The Group’s units continued to make progress in exercises of risk self-evaluation. This tool bases its methodology on estimating inherent and residual loss and qualitative VaR according to the map of processes and risks. Specifically, the experts of the various business and support areas assess the risks associated with the processes and activities, estimating the average frequency of occurrence in the materialisation of risks, as well as the average severity. The exercise also incorporates evaluating the greatest loss, assessing the environment of control and linkage to reputational and regulatory risk. The information obtained is analysed locally and corporately and integrated within the strategy of reducing operational risk through measures to mitigate the main risks.

The corporate areas participated during 2014 in a pilot exercise, based on a methodology of workshops with the participation of risk managers and OR co-ordinators, in order to improve the Bank’s active participation. The result, in terms of inherent and residual loss for the area’s main risks, produced an improvement

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in the perception of risk of the first lines of defence at all levels (executive and management).

•	Corporate system of operational risk indicators, in continuous evolution and in coordination with the internal control area. They are various types of statistics or parameters that provide information on an institution’s exposure to risk. These indicators are regularly reviewed in order to alert them to changes that could reveal problems with risk.

•	Auditing recommendations. Relevant information is provided on inherent risk due to internal and external factors which enables weaknesses in the controls to be identified.

•	Other specific instruments that enable a more detailed analysis of the technology risk such as, for example, control of critical incidents in systems and cyber-security events.

9.2.3. Implementation of the model and initiatives

Almost all the Group’s units are incorporated to the model and with a high degree of uniformity. However, due to the different pace of implementation, phases, schedules and the historical depth of the respective databases, the degree of progress varies from country to country.

As indicated in section 9.1., the Group started a transformation project toward an AMA focus. During 2014, the state of the pillars of the OR model was analysed, both at the corporate level as well as in the relevant units, and a series of actions was planned in order to cover the management and regulatory expectations in the management and control of OR.

The main functions, activities and global initiatives adopted seek to ensure effective management of operational risk are:

•	Define and implement the operational risk framework.

•	Designate OR coordinators and create operational risk departments in the local units.

•	Training and interchange of experiences: continuation of best practices within the Group.

•	Foster mitigation plans: ensure control of implementation of corrective measures as well as ongoing projects.

•	Define policies and structures to minimise the impact on the Group of big disasters.

•	Maintain adequate control of activities carried out by third parties in order to meet potential critical situations.

•	Supply adequate information on this type of risk.

•	Develop a methodology to calculate the capital based on VaR models with a confidence interval of 99.9%.

The corporate function enhances management of technological risk, strengthening the following aspects among others:

•	Protection against and prevention of cyber attacks and in general aspects related to the security of information systems.

•	Foster contingency and business continuity plans.

•	Management of risk associated with the use of technologies (development and maintenance of applications, design, implementation and maintenance of technology platforms, output of computer processes, etc).

Following the approval in 2013 of the corporate framework for agreements with third parties and control of suppliers, applied to all the institutions where Grupo Santander has affective control, in 2014 work was begun on drawing up a model developing this framework and formulating the policies of homologation of suppliers, identifying the detail of the principles that will govern relations of the Group’s entities with suppliers, from the beginning to their termination, and paying particular attention to:

•	The decision to outsource new activities and services.

•	The selection of the supplier.

•	Establishing the rights and obligations of each of the parties.

•	Control of service and regular review of agreements made with suppliers.

•	The ending of agreements established.

The Group is in the process of implementing the model, analysing the current processes of the institutions in matters of control of suppliers, standardising certain controls and verifying compliance with the aspects defined in the model.

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9.2.4. System of operational risk information

The Group has a corporate information system that supports the operational risk management tools and facilitates information and reporting functions and needs at both the local and corporate levels.

This system has modules to register events, risks and assessment map, indicators, mitigation and reporting systems, and is applied to all the Group’s units.

The various areas that the platform covers are shown below:

As part of the establishment of advanced models, and taking into account the synergies that will be produced in the control sphere, the Group is in the process of installing a governance, risk and compliance tool (GRC) that supports comprehensivelyly not only operational risk management and control, but also the internal control and compliance functions.

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9.3. Evolution of the main metrics

As regards the databases of events, and after consolidating the information received, the evolution of net losses by Basel risk category in the last three years is set out in the chart below:

The evolution of losses by category shows a reduction in relative terms of external fraud and execution, delivery and management of processes, thanks to the measures taken for their mitigation.

The category of practices with clients, products and business – which includes customer complaints on erroneous marketing, incomplete information and inexact products – increased in relation to the rest of categories. However, despite the increase in the relative share of this category, the net losses were lower than in 2013. Of note among the main elements was the increase in judicial cases in Brazil, as well as compensation for clients in the UK (payment protection insurance). In the latter case, the complaints presented to the Group relate to a general problem in the UK banking sector, and the volume of complaints against the bank is considered proportionate to its market share. Although these events were sufficiently provisioned in 2011 by the Group, the settlements for these clients was maintained in 2014, in accordance with the planning by the unit.

In addition and, as a result of a judicial ruling that means a change in the interpretation of legislation, Santander Consumer Germany began to return to its clients management commissions linked to consumer credits. This event affected all the German banking sector.

40.	In accordance with local practice, employee compensation in Brazil is managed as part of the personnel cost without detriment to its treatment according to the categorisation applicable in the Basel operational risk framework, as a result of which it is not included.

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The chart below sets out the evolution of the number of operational risk events by Basel category over the last three years:

9.4. Mitigation measures

The Group has a stock of mitigation measures (500 active ones), established in response to the main risk sources, which have been identified by analysing the tools used to manage operational risk, as well as the organisational and development model and by implementing preventative policies and procedures for managing and controlling technology and operational risk.

The percentage of measures on the basis of the source and management tool, which identified the risk necessary to mitigate, was as follows:

*	The preventative policy concept includes measures from the corporate and local committees, the business continuation plan, training for employees and continuous improvement in the controls established.

These measures are turned into action plans which are then distributed in the following spheres:

The main mitigation measures centred on improving the security of customers in their usual operations, as well as continued improvements in processes and technology and in management for a sale of products and providing adequate services.

Regarding the reduction of fraud, the main specific measures were:

•	Electronic fraud:

•	Updating the corporate anti-fraud reference model in order to incorporate specific protection measures to mitigate the new patterns of fraud, as well as strengthen the measures already implemented.

41.	In accordance with local practice, employee compensation in Brazil is managed as part of the personnel cost without detriment to its treatment according to the categorisation applicable in the Basel operational risk framework, as a result of which it is not included.

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•	Deploy protection measures in the new channels/applications, such as the robust authentication mechanism in mobile banking, so that operations via these devices have a level of security analogous to that of online banking.

•	Fraud in the use of cards:

•	Continue to use chip cards (standard EMV), in line with the schedule established by the means of payment industry for each country, and issuing new cards based on encrypted algorithms that offer better protection against the current cloning techniques.

•	Application of more robust protocols to validate cards when used for purchases in shops.

•	As regards online shopping, we continued to install 3DSecure and mechanisms that enable authentication of transactions to be adapted according to a specific risk analysis.

•	Improved security in ATMs, including anti-skimming devices).

As regards measures relating to practices with clients, products and business, Grupo Santander establishes corporate policies for the marketing of products and services, as described in 10.4 Compliance and reputation risk management model.

Of particular note is the Trabalhar Bem (Work Well) project being developed in Brazil in order to provide a better service to the Bank’s clients and, with it, reduce the volume of incidents and complaints. This project incorporates various lines of action to improve marketing and customer protection practices: influence in the design decisions of products and services, analysis and solution of the incident that is the root of clients’ complaints, development of a single management and monitoring framework, and improvement in the protection networks in the points of contact.

Anti-cyber risk measures

The upward trend in the number and impact of incidents related to cyber security in 2014 was confirmed, affecting all types of companies and institutions including banks. This situation, which generates concern among entities and regulators, spurred preventative measures to be taken in order to be prepared for such attacks.

The Group developed an internal cyber security reference model, inspired in international standards (among others, the US NIST framework –National Institute of Standards and Technology). Implementing the cyber security strategy in the Group’s units resulted in various initiatives and lines of action, such as:

•	Assessment of the situation of each unit with regard to the reference internal model in order to identify improvement possibilities and prioritise points of action on cyber risks.

•	Strengthen the technological solutions and services to detect and prevent cyber attacks and information leaks, as well as the registry, correlation and management of security events.
•	Improve the security monitoring services (security operations centre) and widen the scope.

•	Participation in cyber exercises promoted by the National Institute of Cybersecurity to assess companies’ response to this type of incident.

•	Cooperation with international forums in order to identify the best practices and share information on threats.

Measures also began to be taken to update the training programmes in this sphere for the Group’s employees, which will lead to a new course in the e-learning platform in 2015. This course will give precise steps, as well as examples of the main patterns of cyber attacks and electronic fraud currently occurring.

In addition, observation and study of the events in the sector and in other industries, from an analytical standpoint, enables us to update and adapt our models to the emerging threats.

Lastly, we have prepared a global programme of insurance for cyber risk that covers the Group’s units against such events.

9.5. Business continuity plan

The Group has a business continuity management system (BCMS), which ensures that the business processes of our institutions continue to operate in the event of a disaster or serious incident.

The basic objective is to:

•	Minimise the possible damage from an interruption in normal business operations on people and financial and adverse business impacts for the Group.

•	Reduce the operational effects of a disaster, supplying a series of predefined and flexible guides and procedures to be used to re-launch and recover processes.

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•	Renew business operations and associated support functions that are time sensitive, in order to achieve business continuity, stable profits and planned growth.

•	Re-establish technology operations and support for business operations that are time sensitive, in the event of existing technologies not working.

•	Protect the public image of and confidence in Grupo Santander.

•	Meet the Group’s obligations to its employees, customers, shareholders and other interested third parties.

The Group continued to advance during 2014 in implementing and continuously improving its business continuity management system, placing particular emphasis on strengthening controls for monitoring the continuity plans of suppliers who provide services regarded as essential for the Bank.

9.6. Other aspects of control and monitoring of operational risk

Analysis and monitoring of controls in market operations

Due to the specific nature and complexity of financial markets, the Group considers it necessary to strengthen continuously operational control procedures of this activity. In 2014, it continued to improve the control model of this business, attaching particular importance to the following points:

•	Analyse the individual operations of each Treasury operator in order to detect possible anomalous behaviour.

•	Implementation of a new tool that enables compliance with the new requirements in recording and control of listening in to operations.

•	Strengthen controls on cancelling and modifying operations.

•	Strengthen controls on the contributions of prices to market indexes.

•	Develop extra controls to detect and prevent irregular operations.

•	Develop extra controls on access to systems registering front office operations (for example, with the purpose of detecting shared users).

The business is also undergoing a global transformation that involves modernising the technology platforms and operational processes which incorporate a robust control model, enabling the operational risk associated with business to be reduced.

Corporate information

The function of operational risk control has an operational risk management information system that provides data on the Group’s main elements of risk. The information available for each country/unit is the operational risk sphere is consolidated in such a way as to obtain a global vision with the following features:

•	Two levels of information: corporate with consolidated information and the other individualized for each country/unit.

•	Dissemination of the best practices between Grupo Santander’s countries/units, obtained through a combined study of the results of qualitative and quantitative analysis of operational risk.

Information on the following aspects is drawn up:

•	Grupo Santander’s operational risk management model and in the Group’s main units and countries.

•	Perimeter of operational risk management.

•	Monitoring of appetite metrics.

•	Analysis of the internal database of incidents and relevant external incidents.

•	Analysis of the main risks, detected via various sources of information, such as self-evaluation exercises of operational and technology risks.

•	Assessment and analysis of risk indicators.

•	Mitigating/active management measures

•	Business continuity and contingency plans.

This information is the basis for complying with the reporting needs to the executive risk committee, senior management, regulators, rating agencies, etc.

Insurance in the management of operational risk

Grupo Santander regards insurance as a key element in management of operational risk. Common guidelines of co-ordination were established in 2014 among the various functions involved in the insurance management cycle which mitigate operational risk, mainly the areas of insurance itself and control of operational risk, but also the different areas of first line risk management.

These guidelines incorporate the following activities:

•	Identification of all those risks in the Group which can be the object of insurance coverage, including identification of new coverages of insurance on risks already identified in the market.

•	Establishment and implementation of criteria to quantify the risk to be insured, backed by analysis of losses and scenarios of losses that enable the Group’s level of exposure to each risk to be determined.

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•	Analysis of coverage available in the insurance market, as well as preliminary design of the conditions that best adjust to previously identified and assessed needs.

•	Technical assessment of the protection level provided by the policy, costs and levels of retention that the Group will assume (franchises and other elements at the responsibility of the insured) in order to decide on their contracting.

•	Negotiating with suppliers and awarding of contracts in accordance with the procedures established by the Group.

•	Monitoring of incidents declared in the policies, as well as of those not declared or not recovered by an incorrect declaration.

•	Analysis of the adequacy of the Group’s policies to risks covered, taking the opportune corrective measures for the shortcomings detected.

•	Close cooperation between local operational risk executives and local coordinators of insurance to strengthen mitigation of operational risk.

•	Regular meetings on specific activities, states of situation and projects in both areas.

•	Active participation of both areas in the unit for global sourcing of insurance, the Group’s maximum technical body for defining coverage strategies and contracting insurance.

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10. Compliance, conduct and reputational risk

10.1. Definitions and objective

The compliance risk is the risk of receiving economic or other sanctions, or other types of disciplinary measures imposed by supervisory bodies for not complying with laws, regulations, rules, standards of self-regulation or codes of conduct applicable to the activity developed.

Conduct risk is that caused by inadequate practices in the Bank’s relations with its clients, the treatment and products offered to clients and the suitability and appropriateness of them to each specific client.

Reputational risk is the risk of damage in the perception of the Bank by public opinion, its clients, investors or any other interested party.

The Group’s objective in the sphere of managing compliance and conduct risks is: (i) to minimise the probability that irregularities occur; and (ii) that the irregularities that could eventually occur are identified, reported and those that could eventually occur are identified, reported and quickly resolved. As for reputational risk, bearing in mind the diversity of sources from which it can arise, the objective of management is to identify them and ensure that they are duly tended to so that their probability is reduced and the eventual impact is mitigated.

10.2. Corporate governance and the organisational model

In the exercise of its general function of supervision, the Bank’s board is responsible for approving the general policy of risks. In the sphere of compliance, conduct and reputational risk, the board is holder of the Group’s General Code of Conduct, the global policy for the prevention of money laundering and the financing of terrorism and the marketing policy for products and services.

Reporting on the compliance function to the board will be done as follows: (i) in a permanent way and directly via an executive vice-chairman of the board who supervises Grupo Santander’s compliance function; and (ii) via the report presented monthly to the risk supervision, regulation and compliance committee. This committee supports and advises the board regarding the Group’s relationship with the supervisors and regulators of the countries in which the Group operates, as well as on the supervision of the codes and rules of an internal nature.

At its meeting on January 16, 2015, the board agreed to appoint an executive vice-chairman of the board to whom the compliance function reports, in accordance with the regulatory recommendations on corporate governance.

In addition and in order to strengthen the importance of the compliance function, the executive committee, at its meeting on February 2, 2015, agreed to appoint an executive vice-president as chief compliance officer.

As collegiate bodies with basic powers in this sphere, there are the corporate committees of regulatory compliance, analysis and resolution and marketing (the latter two, specialised in their respective spheres: anti-money laundering and marketing of products and services), with a global reach (all countries/all businesses) and replicated at the local level.

The risk division supervises the control framework applied in the compliance sphere, from both the area of comprehensive control and internal validation of risks, in the exercise of its functions of supporting the executive risk committee, as well as from the non-financial risk control area created in 2013.

The organisational model revolves around the corporate area of compliance and reputational risk, which is responsible for managing the Group’s compliance, conduct and reputational risks. Within the area is the corporate office of risk management of regulatory compliance, the corporate office of conduct risk management and the corporate unit of financial intelligence (CUFI), with anti-money laundering and terrorist financing powers. This structure is replicated in all local units and also in global businesses, having established the opportune functional reports for the corporate area.

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10.3. Risk appetite model and exercise of regulatory risk assessment

The Group’s risk appetite model applicable to compliance and conduct risks is characterised by the following three elements:

•	It stems from a zero appetite declaration for the sphere of compliance and conduct risk.

•	The Group’s objective is to minimise compliance and conduct risk incidents. Systematic monitoring is carried out via the compliance and conduct risk indicator resulting from assessment matrices prepared for each country.

•	Quarterly monitoring of the risk level is conducted country by country.

The assessment matrix is fed with data from the communications received every month from the various supervisors. Each one of these communications is assigned a score on the basis of the risk they represent as regards: (i) costs from fines; (ii) costs of reorganising processes; and (iii) the impact on the brand and reputational risk. These assessments are supplemented by ratings of internal audit in the compliance sphere. Each local unit is assigned a weighting depending on its attributable profit and volume of assets, with which a complete score for the Group is obtained.

The corporate area of compliance assessed regulatory risk (risk assessment) in 2014, focusing on the Group’s main countries. This exercise, which stems from identifying regulatory obligations that affect the Group’s units, was based on the risk assessment of each obligation, conducted in two phases: the first, of the so called inherent risk, which comes from the very activity of business, and the second, residual risk, once the impact of controls is taken into account.

This regulatory risk assessment exercise will complement the risk appetite model, contributing new metrics.

10.4. Risk management model

The main responsibility of compliance and reputational risk management is shared between the function of compliance and reputational risk and the different business and support units that conduct the activities that give rise to risk. The responsibility for developing corporate policies throughout the Group, establishing controls and monitoring and verifying their application, as well as reporting incidents, lies with the compliance function and reputational risk, which is also responsible for advising senior management in this sphere and for fostering a compliance culture, all of this in the framework of an annual programme whose effectiveness is regularly assessed.

The function directly manages the basic components of these risks (money-laundering, codes of conduct, marketing of products, etc) and ensures that the rest is duly tended to by the corresponding unit of the Group (responsible financing, data protection, customers’ complaints, etc), having established the opportune control and verification systems.

The correct execution of the risk management model is supervised by the comprehensive control and internal validation of risk area. At the same time, within its functions, internal audit carries out the tests and reviews required to ensure that the rules and procedures established in the Group are being fulfilled.

The general code of conduct is the central element of the Group’s compliance programme. This code, which enshrines the ethical principles and rules of conduct that must govern the actions of all Grupo Santander’s employees, is complemented in certain matters by the rules that are in codes and sector manuals42.

The code also establishes: i) the functions and responsibilities in matters of compliance of the governance organs and of the Group’s management areas affected; ii) the rules that regulate the consequences of non-compliance; and iii) a whistle blowing channel for formulating and handling communications for presumably illicit activity.

42.	The following form part of the codes and manuals of sectors: the Manual for Anti-Money Laundering and Terrorist Financing, the Code of Conduct in Securities Market, the Manual of Procedures for the Sale of Financial Products, the Code of Conduct for Analysis Activity, the Research Policy Manual, the Manual of Conduct in the Use of Information and Communication Technologies (ICT), the Manual of Conduct in the Management of Real Estate, the Manual of Conduct in Suppliers Relationship, etc, as well as the notes and circulars that develop specific points of these codes and manuals, particularly the corporate circular on the corporate programme to prevent corruption.

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The corporate office of regulatory compliance, under the supervision of the committee of risk supervision, regulations and compliance and of the committee of regulatory compliance, is responsible for the effective implementation and monitoring of the general code of conduct.

The committee of regulatory compliance has powers in all matters inherent in the compliance function, without detriment to those assigned to the two specialised bodies in the area (corporate committee of marketing as regards the commercialisation of products and services and the committee of analysis and resolution in the sphere of anti-money laundering and terrorist financing). It is made up of representatives of the general secretariat, risks, human resources, organisation and costs, technology and operations, internal audit, financial management and public policy.

The committee held four meetings in 2014.

The Group’s compliance management has the following functions as regards management of compliance, conduct and reputational risks:

1.	Implement the Group’s general code of conduct and other codes and sector manuals.

2.	Supervise the training activity of the compliance programme conducted by the human resources area.

3.	Direct investigations into the possible committing of acts of non-compliance, being able to request help from internal audit and propose to the irregularities’ committee the sanctions that might be applicable in each case.

4.	Cooperate with internal audit in the regular reviews of compliance with the general code and with the codes and sector manuals, without detriment to the regular reviews which, on matters of regulatory compliance, are conducted by compliance management directly.

5.	Receive and handle the accusations made by employees or third parties via the whistle blowing channel.

6.	Advise on resolving doubts that arise from implementing codes and manuals.

7.	Draw up an annual report on implementing the compliance programme to be submitted to the committee of supervision of risks, regulations and compliance.

8.	Regularly inform the general secretary, the committee of supervision of risks, regulations and compliance and the board on the implementation of the compliance policy and compliance programme.

9.	Assess every year the changes that need to be introduced into the compliance programme, particularly in the event of detecting unregulated business areas and procedures susceptible to improvement, and propose the changes to the committee of supervision of risks, regulations and compliance.

As regards the codes and manuals of the sectors, the focus of the compliance programme is on the following operational spheres, among others:

•	Anti-money laundering and terrorist financing.

•	Marketing of products and services.

•	Conduct in the securities markets.

•	Corporate defence.

•	Relationships with regulators and supervisors.

•	Drawing up and disseminating the Group’s institutional information.

Anti-money laundering and terrorist financing

Policies

As a socially responsible institution, it is a strategic objective for Grupo Santander to have an advanced and efficient anti-money laundering and terrorist financing system, constantly adapted to the latest international regulations and with the capacity to confront the appearance of new techniques of criminal organisations.

The function of anti-money laundering and terrorist financing revolves around policies that set minimum standards that Grupo Santander’s units must observe. It is formulated in accordance with the principles contained in the 40 recommendations of the Financial Action Task Force (FATF) and the obligations in Directive 2005/60/EC of the European Parliament and of the Council of 26 October, 2005, on anti-money laundering and terrorist financing.

The corporate policy and rules that develop it have to be fulfilled by all the Group’s units in the world. By units we mean all those banks, subsidiaries, departments or branches of Banco Santander, both in Spain and abroad, which, in accordance with their legal statute, must submit to the regulations on anti-money laundering and terrorist financing.

Governance and organization

The organisation of the function of anti-money laundering and terrorist financing. (AML/TF) in Grupo Santander rests on the following figures: (i) The board, (ii) The analysis and resolution committee (ARC), (iii) The corporate unit of financial intelligence (CUFI), (iv) Local ARCs, (v) AML/TF local units and (vi) the AML executives at various levels.

The board approves the internal governance framework for anti-money laundering and terrorist financing.

Grupo Santander’s CAR is a collegiate body of corporate scope. It comprises representatives from the divisions of risk, internal audit, retail banking, global wholesale banking, human resources, organisation and costs, technology and operations, financial accounting and control, consumer finance and the general secretariat, which defines the general policies and objectives and formulate the rules of the Group’s various bodies and entities in the sphere of AML and coordination.

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Due to the separation of the local sphere of Spain from the corporate level, a local ARC for Spain was created in 2014 (previously integrated into the corporate ARC) and totally differentiated from the corporate ARC, which assumes the functions of an internal organ of AML/TF control with powers at the local level.

The corporate unit of financial intelligence (CUFI) manages, supervises and coordinates the systems for the prevention of money laundering and financing of terrorism of Grupo Santander’s subsidiaries, branches and business areas, requiring the adoption of programmes, measures and necessary improvements.

The local ARCs are internal control organs designed for the prevention of money laundering and financing of terrorism with powers at the local level and comprise representatives of the most directly involved departments.

The local UPBCs are technical units responsible for managing and coordinating the systems and procedures for anti-money laundering and terrorist financing in the countries where the Group operates, as well as the investigation and treatment of communications of suspicious operations and of the information requirements of the corresponding authorities.

There are also executives for the prevention of money laundering and the financing of terrorism at four different levels: area, unit, branch and account. In each case their mission is to support the CUFI and the local UPBCs from a position of proximity to clients and operations.

At the consolidated level, a total of 954 people (83% of them full time) work in prevention activities and tend to 149 units in 35 countries.

Grupo Santander has established in all its units and business areas corporate systems based on decentralised IT applications. These enable operations and customers who, because of their risk, need to be analysed to be presented to the branches of the account or customer relationship managers. These tools are complemented by others of centralised use which are operated by teams of analysts from AML/TF units who, on the basis of certain risk profiles and changes in certain patterns of customer behaviour, enable operations susceptible of being linked to money laundering and/or the financing of terrorism to be analysed, identified early on and monitored.

Banco Santander is a founder member of the Wolfsberg Group, and forms part of it along with 10 other large international banks. The Group’s objective is to establish international standards that increase the effectiveness of programmes to combat money laundering and the financing of terrorism in the financial community. Various initiatives have been developed which have treated issues such the prevention of money laundering in private banking, correspondent banking and the financing of terrorism, among others. Regulatory authorities and experts in this area believe that the principles and guidelines set by the Wolfsberg Group represent an important step in the fight against money laundering, corruption, terrorism and other serious crimes.

Main actions

The Group analysed a total of 22.9 million operations in 2014 (27.6 million in 2013) both by the commercial networks as well as by money laundering prevention teams, of which more than one million were by the units in Spain.

The CUFI and the local AML/TF departments conduct annual reviews of all the Group’s units in the world.

In 2014, 123 units were reviewed (146 in 2013), 11 of them in Spain and the rest abroad, and reports were issued in all cases stating the measures to be taken (recommendations) to improve and strengthen systems. In 2014, 229 measures to be adopted were established (201 in 2013), which are being monitored until their full and effective implementation.

Training courses were given in 2014 for the prevention of money-laundering to a total of 129,233 employees (108,592 in 2013).

Lastly, many units are submitted to regular reviews by external auditors.

Main indicators of activity

	Subsidiaries	Cases	Communications	Employees
2014	reviewed *	investigated	to authorities	trained
TOTAL	123	79,978	23,844	129,233

*	Subsidiaries supervised by the financial intelligence corporate unit and local money laundering prevention units.

Marketing of products and services

Policies

At Grupo Santander management of the risk that could arise from an inadequate sale of products or from an incorrect provision of services by the Group is conducted in accordance with the corporate policies of marketing of products and services.

The corporate framework aims to establish a homogeneous system to market Grupo Santander’s products and services, in order to minimise the Group’s exposure to risks stemming from marketing, covering all its phases (admission, pre-sale, sale and monitoring).

In order to adapt the framework to Banco Santander and the Group’s subsidiaries, these adopt the framework at their corresponding board meetings, adhere to it and make the necessary changes to ensure compliance with the local regulatory requirements.

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Governance and organisation

The organisational structure in the risk management sphere that could arise from an inadequate marketing of products or services is based, at both the corporate and local levels, on marketing committees, monitoring committees and conduct risk management offices.

The corporate committee of marketing (CCM) is the maximum decision-making body for approving products and services. It comprises representatives from the divisions of risks, financial management technology and operations, general secretariat, financial accounting and control, internal audit, retail banking and global wholesale banking.

The CCM attaches particular importance to adjusting products and services to the framework where they are going to be marketed, paying special attention to ensuring that:

•	Each product or service is sold by suitable staff.

•	Customers are provided with the necessary and adequate information.

•	The product or service fits the customer’s risk profile.

•	Each product of service is assigned to the right market, not only for legal or tax reasons, but also to meet the market’s financial culture of them.

•	The products and services fulfil the requirements of the corporate marketing policies and, in general, the applicable internal and external rules.

At the local level, local marketing committees (LCM) approve new products and channel to the LCM proposals for their validation.

The marketing committees, in the respective approval processes, take a risk-focused approach from the double perspective of bank/client.

The corporate monitoring committee (CMC) is the Group’s decision-making body for monitoring products and services. It comprises representatives from the divisions of internal audit, general secretariat, risks and the business areas affected (with permanent representation of commercial banking). It meets every week to raise and resolve specific issues related to the marketing of products and services in all the Group’s units.

The corporate office of conduct risk management (COCRM) provides the governance bodies with the information needed for: (i) adequate analysis of risk when validating the product, from a double focus: impact on the Bank and on the client; and (ii) monitoring of products throughout their life cycle.

At the local level there are reputational risk management offices, which are responsible for promoting the risk culture and ensuring that approval and monitoring of products is developed in their respective local sphere in line with the corporate framework.

Main actions

The CCM met 12 times in 2014 (12 in 2013 and 14 in 2012) and analysed 103 new products/services. Moreover, 31 products/ services were presented to the corporate office of reputational risk, considered not new for approval and resolved 135 consultations from several areas and countries.

Monitoring of products and services approved is done locally (local committee of monitoring of products or equivalent local body, such as the LCM). The conclusions are set out in reports every four months for the COCRM.

The CMC held 41 meetings in 2014 (41 in 2013 and 44 in 2012) at which incidents were resolved and information analysed on the monitoring of products and services of the Group’s units abroad.

Code of Conduct in Securities Markets (CCSM)

Policy

This is set by the code of conduct in securities markets (CCSM), complemented, among others, by the code of conduct for analysis activity, the research policy manual and the procedure for detecting, analysing and communicating operations suspected of market abuse.

Governance and organisation

The organisation revolves around the corporate office of compliance together with local compliance management and that of subsidiaries.

The functions of compliance management with regard to the code of conduct in securities markets are as follows:

1.	Register and control sensitive information known and/or generated by the Group.

2.	Maintain the lists of securities affected and related personnel, and watch the transactions conducted with these securities.

3.	Monitor transactions with restricted securities according to the type of activity, portfolios or collectives to whom the restriction is applicable.

4.	Receive and deal with communications and requests to carry out own account trading.

5.	Control own account trading of the relevant personnel.

6.	Manage failures to comply of the CCSM.

7.	Resolve doubts on the CCSM.

8.	Register and resolve conflicts of interest and situations that could give rise to them.

9.	Assess and manage conflicts arising from the analysis activity.

10.	Keep the necessary records to control compliance with the obligations envisaged in the CCSM.

11.	Develop ordinary contact with the regulators.

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12.	Organise the training and, in general, conduct the actions needed to apply the code.

13.	Analyse activities suspicious of constituting market abuse and, where appropriate, report them to the supervisory authorities.

Main actions

The compliance corporate office, together with local compliance executives and of the subsidiaries, ensure that the obligations contained in the CCSM are observed by around 12,000 Group employees throughout the world.

The market abuse investigation unit continued to review many transactions that gave rise to opportune communications to the National Securities Market Commission. Moreover, a new unit of market compliance was created in 2014, focusing on controlling operations in the capital markets.

Corporate defence

The Group’s compliance management is also responsible for managing the corporate defence management model, created after the entry into force of Organic Law 5/2010, which introduced the penal responsibility of companies for crimes committed on account of and for the benefit of them by administrators or representatives and by employees as a result of the lack of control.

The system of managing risks for the prevention of penal crimes, a key element of which is the whistle blowing channel, obtained the AENOR certification in 2014.

The Group has established 26 such channels, and in 2014 received denunciations in six of them (Germany, Brazil, US, UK, Poland and Spain).

In 2014, more than 400 denunciations were received by any channel. They were handled in accordance with the Group’s internal procedures. The most common reasons for the denunciations were failure to comply with the internal rules for employees, either because of inadequate behaviour or for not observing the Group’s policies or procedures.

Relationships with the supervisory authorities and dissemination of information to the markets

Compliance management is responsible for tending to the information requirements of the regulatory and supervisory bodies, both those in Spain as well as in other countries where the Group operates, monitoring implementation of the measures resulting from the reports or inspections of these bodies and supervising the way in which the Group disseminates institutional information in the markets transparently and in accordance with the regulators’ requirements. The committee of supervision of risks, regulations and compliance (before its creation in June 2014 the audit committee) is informed of the main issues at each of its meetings.

Banco Santander made public 90 relevant facts in 2014, which are available on the Group’s web site and that of the National Securities Market Commission (CNMV).

Other actions

Compliance management continued to carry out other activities in 2014 inherent to its sphere (reviewing the bank’s internal rules before their publication, ensuring treasury stock operations are in line with internal and external rules, maintaining the section on regulatory information on the corporate website, reviewing the vote recommendation reports for shareholders’ meetings drawn up by the leading consultancies in this area, sending periodic regulatory information to the supervisory bodies, etc). It also co-operated in new corporate projects such as the Group’s adjustment to the US Volker Rule, the listing of the Santander share on the stock markets of Sao Paulo (via BDRs) and Warsaw and implementing corporate data protection models and prevention of penal risks, among others.

The losses incurred by the Group from compliance, conduct and reputational risks are included in the data base of events which the Group’s corporate area of operational risk (CAOR) manages.

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ANNUAL REPORT 2014	RISK MANAGEMENT REPORT MODEL RISK

11. Model risk

The use of risk management models entails the appearance of model risk, understood as the losses that come from decisions mainly founded on the results of models, due to errors in the definition, application or use of the models.

The risk is manifested in both operational risk (that associated with errors in the data, in the construction, implementation and use), as well as implicitly in the risk associated with the activity it is supporting (be it credit, market or another risk, due to data, construction or inadequate use of the model).

Extending the use of the models to a wide series of activities makes it necessary to establish a series of actions and controls throughout the life cycle of these models in order to know and minimise the risks associated.

Model risk management is structured around three lines of defence that are specified in the following way:

•	First line of defence, consisting of owners and developers as well as generators of exposure to this risk.

•	Second line of defence, made up of teams specialised in controlling and supervising risks and charged with complementing the control functions of the first line of defence, questioning whether its approaches are opportune and issuing an opinion on this.

•	Third line of defence, constituted by Internal audit.

The model risk can be mitigated through an environment of control and management, i.e. a series of controls on the model’s life cycle. The cycle covers the very definition of the standards to be used in its development through to regular monitoring and its final completion.

Of particular importance is the planning phase, where the priorities of development and management of the models are determined. By drawing up the plans, the needs to be covered are identified and the materiality of the risk involved assessed.

Extracting and validating the information as well as the very development of the model are also two fundamental phases. In the case of the development, points of control must be established that enable aspects such as verifying whether the data used is adequate, that the objectives are in accord with what is requested, that the construction has been done following the established lines and that the implementation is viable before the model is put into operation, which will take place once formally approved.

A process of validation conducted by a function independent of the developer of the model must exist in order to control the risk associated with the development of models. The scope of the validation will depend on the type of the model, the materiality and the type of development applied.

Lastly, all developments of a new model or changes to the one already existing, or a new use of a model must be reviewed and approved, in accordance with its materiality, by the government established. This process represents the recognition by those involved that they know and are aware of all the risks associated with use of the model, as well as the different assumptions made in its construction and the limitations existing, according to the model’s envisaged uses.

Once installed, the models will be supervised regularly to ensure they are used for the purposes for which they were approved and continue to function as expected.

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12. Capital management and capital risk control

The Group manages capital in a comprehensive way, seeking to guarantee its solvency and maximise profitability and determined by the strategic objectives and the risk appetite set by the board. A series of practices are defined that shape the focus that the Group wants to give to management of capital:

•	Establish adequate planning of capital that enables current needs to be covered and provides the necessary equity to cover the needs of business plans and the short and medium term risks, while maintaining the risk profile approved by the board.

•	Ensure that under stress scenarios the Group and its companies maintain sufficient capital to cover the needs arising from the increase in risks resulting from the deterioration of macroeconomic conditions.

•	Optimise the use of capital by adequately assigning it among the businesses, based on the relative return on regulatory and economic capital, taking into account the risk appetite, its growth and the strategic objectives.

Santander defines capital risk as the risk that the Group or its companies have an insufficient amount and/or quality of capital to tend to the expectations of its stakeholders, and in accordance with its strategic planning. Of note are the following objectives:

•	Comply with the internal objectives for capital and solvency.

•	Meet the regulatory requirements.

•	Align the Bank’s strategic plan with the capital expectations of external agents (rating agencies, shareholders and investors, customers, supervisors, etc).

•	Support business growth and the strategic possibilities that arise.

Solvency position

Grupo Santander maintains a very solid solvency position, significantly above the minimum levels required by regulations. In 2014, the Group strengthened its main capital ratios in response to the difficult economic and financial environment and the new regulatory requirements.

The stress tests conducted by the ECB on Europe’s financial industry underscored the quality of Banco Santander’s portfolios, the correct valuation of its assets and adequate provisions, as well as the strength of its business model for adverse macroeconomic scenarios. For more detail see item 1 of this chapter.

The Bank completed on January 9, 2015 its EUR 7,500 million capital increase. As a result, it meets the main objective of being able to sustain the organic growth of business, increasing loans and market share in its main markets, accompanying its clients in a new stage of economic growth.

After the capital increase, the Common Equity Tier 1 (CET1 fully loaded) ratio, which represents coverage of risks with the maximum quality capital, increased to 9.7% from 8.3%, in line with Santander’s peers. Furthermore, if we take into account the Group’s business model, characterised by its high geographic diversification, recurrent results and resilience to adverse environments, as manifested in the recent European stress exercise, the Group’s capital standards are among the best in the sector.

The Group’s objective is to increase the CET1 fully loaded ratio even more to around 10%-11% in 2017.

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The table below shows risk-weighted assets (RWAs) in the main geographic areas and type of risk.

As regards credit risk, Grupo Santander continued its plan to implement Basel’s advanced internal rating-based (AIRB) approach for almost all the Group’s banks (up to covering more than 90% of net exposure of the credit portfolio under these models). Meeting this objective in the short term will also be conditioned by the acquisition of new entities, as well as by the need for coordination between supervisors of the validation processes of internal models.

The Group operates in countries where the legal framework among supervisors is the same, as is the case in Europe via the Capital Directive. However, in other jurisdictions, the same process is subject to the cooperation framework between the supervisor in the home country and that in the host country with different legislations. This means, in practice, adapting to different criteria and calendars in order to attain authorisation for the use of advanced models on a consolidated basis.

With this objective in mind, Santander continued during 2014 to gradually install the necessary technology platforms and methodological developments that will make it possible to progressively apply advanced internal models for calculating regulatory capital in the rest of the Group’s units.

At the moment, Grupo Santander has the supervisory authorisation to use advanced focuses for calculating the regulatory capital requirements by credit risk for the parent bank and the main subsidiaries in Spain, UK, Portugal, and certain portfolios in Mexico, Brazil, Chile, Santander Consumer Finance Spain and the US. The strategy of implementing Basel in the Group is focused on achieving use of advanced models in the main institutions in the Americas and Europe. The calculation of minimum regulatory capital requirements during 2014 of the following portfolios, with a total EAD of around EUR 25,000 million, moved from standard focus to advanced IRB focus: consumer credit portfolios of SC Germany; companies and cards of SC Spain; state governments and promoters of Santander Mexico.

In operational risk, Grupo Santander uses the standard focus for calculating regulatory capital. The Group’s project to evolve toward a focus of advanced management models (AMA) is in an advanced phase, gathering sufficient information on the basis of its own management model.

As regards the rest of risks explicitly envisaged in Pillar 1 of Basel, in market risk we have authorisation to use its internal model for the trading activity of treasuries in Spain, Chile, Portugal and Mexico, thereby continuing the plan of gradual implementation for the rest of units presented to the Bank of Spain.

Leverage ratio requirements

The new CRD IV introduces a new leverage ratio that is not sensitive to the risk profile of entities. It is calculated as the ratio between Tier 1 divided by the exposure.

This exposure is calculated as the sum of total assets plus off-balance sheet items (guarantees, unused credit limits granted, documentary credits, mainly). Some technical corrections are made on this sum, such as replacing the value in the asset of derivatives and financing operations of securities by the EaD considered for calculating risk-weighted assets and eliminating the value of assets considered as deductions in Tier 1. In addition, the regulators have incorporated some reduction in the value for off-balance operations related to commerce.

At the moment this ratio does not have to be fulfilled. It must be published as of 2015. The supervisors have made public the intention to make it obligatory to meet a minimum ratio as of 2018, indicating 3% as the minimum reference.

At the end of 2014, the leverage ratio phase-in was 4.5% and the fully-loaded ratio 3.7%. Including the January 2015 capital increase and reflecting the change in the EU Regulation 575/2013 published in January 17, 2015, the ratio would increase by close to one percentage point.

More information on this ratio can be found in the 2014 prudential relevance report (Pillar III).

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12.1. New regulatory framework

The regulations known as Basel III came into force in 2014, setting new global standards for banks’ capital and liquidity.

From the standpoint of capital, Basel III redefines what is considered as available capital in financial institutions (including new deductions and raising the requirements of eligible capital instruments), increases the minimum capital required, demands that institutions operate permanently with capital buffers and adds new requirements in the risks considered.

Grupo Santander shares the ultimate objective that the regulator pursues with this new framework, which is to make the international financial system more stable and solid. In this sense, for years we have participated in the studies promoted by the Basel Committee and the European Banking Authority (EBA), and coordinated at the local level by the Bank of Spain to calibrate the new regulations.

In Europe, the new regulations have been implemented via EU directive 2013/36, known as CRD IV, and its regulations 575/2013 (CRR), which is directly, applied in all EU countries (single rule book). In addition, these rules are subject to legal developments entrusted to the EBA, some of which will be produced in the coming months/years.

This regulation entered into force on January 1, 2014, with many of the rules subject to different schedules of implementation. This phase of implementation mainly affected the definition of funds that are eligible as capital and will be completed at the end of 2017, except for the deduction of deferred tax credits (DTAs) whose schedule lasts until 2023.

Subsequent to the European legal transposition, the Basel Committee continued to publish additional regulations, some of them as public consultation, which will entail a future modification of the CRD IV directive and of its regulations. Grupo Santander will continue to support regulators, with its opinions and participation in impact studies.

12.2. Economic capital

Economic capital is the capital needed, in accordance with an internally developed model, to support all the risks of business with a certain level of solvency. In the case of Santander, the solvency level is determined by the long term rating objective of AA-/A+, which means a confidence level of 99.95% (above the regulatory 99.90%) to calculate the necessary capital.

Complementing the regulatory focus, Santander’s economic capital model includes in its measurement all the significant risks incurred by the Group in its operations (risk of concentration, structural interest, business, pensions and others beyond the sphere of Pillar 1 regulatory capital). Moreover, economic capital incorporates the diversification impact, which in the case of Grupo Santander is vital, because of its multinational nature and many businesses, in order to determine the global risk profile and solvency.

Economic capital is a key tool for the internal management and development of the Group’s strategy, both from the standpoint of assessing solvency, as well as risk management of portfolios and businesses.

From the solvency standpoint, the Group uses, in the context of Basel Pillar II, its economic model for the capital self-assessment process (ICAAP). For this, the business evolution and capital needs are planned under a central scenario and alternative stress scenarios. The Group is assured in this planning of maintaining its solvency objectives even in adverse scenarios.

The economic capital metrics also enable risk-return objectives to be assessed, setting the prices of operations on the basis of risk, evaluating the economic viability of projects, units and lines of business, with the overriding objective of maximising the generation of shareholder value.

As a homogeneous measurement of risk, economic capital can be used to explain the risk distribution throughout the Group, putting in a metric comparable activities and different types of risk.

The economic capital requirement at the end of 2014 was EUR 66,457 million, EUR 21,524 million above the EUR 87,980 million available economic capital.

The table below sets out the available economic capital:

Million euros
Net capital and issue premium	44,851
Reserves	46,227
Retained earnings and valuation adjustments	(9,980)
Minority interests	6,663
Net capital gains of the AFS* portfolio	1,983
Pension deduction	(2,175)

Available economic capital	87,569

*	Available for sale.

The main difference with the regulatory CET1 comes from the treatment of goodwill and other intangibles, which we consider as one more requirement of capital instead of as a deduction from the available capital.

The distribution of economic capital needs by type of risk at the end of 2014 is shown in the following chart:

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The table below sets out Grupo Santander’s distribution by types of risk and geographic area at the end of 2014:

The distribution of economic capital among the main business areas reflects the diversified nature of the Group’s business and risk. Continental Europe represents 25% of the capital, Latin America including Brazil 20%, the UK 11% and the US 9%.

Outside the operating areas, the corporate centre assumes, principally, the risk from goodwill and the risk derived from the exposure to structural exchange rate risk (risk derived from maintaining stakes in subsidiaries abroad denominated in currencies other than the euro).

The benefit of diversification contemplated in the economic capital model, including both the intra-risk diversification (equivalent to geographic) as well as inter-risks amounted to approximately 30%.

Return on risk adjusted capital (RORAC) and creation of value

Grupo Santander has been using RORAC methodology in its credit risk management since 1993 in order to:

•	Calculate the consumption of economic capital and the return on it of the Group’s business units, as well as segments, portfolios and customers, in order to facilitate optimum assigning of economic capital.

•	Budget the capital consumption and RORAC of the Group’s business units.

•	Analyse and set prices in the decision-taking process for operations (admission) and clients (monitoring).

RORAC methodology enables one to compare, on a like-for-like basis, the return on operations, customers, portfolios and businesses, identifying those that obtain a risk- adjusted return higher than the cost of the Group’s capital, aligning risk and business management with the intention of maximising the creation of value, the ultimate aim of the Group’s senior management.

The Group regularly assesses the level and evolution of value creation (VC) and the risk-adjusted return (RORAC) of its main business units. The VC is the profit generated above the cost of the economic capital (EC) employed, and is calculated as follows:

Value creation =profit – (average EC x cost of capital)

The profit used is obtained by making the necessary adjustments to the accounting profit so as to extract just the recurrent profit that each unit generates in the year of its activity.

The minimum return on capital that an operation must attain is determined by the cost of capital, which is the minimum required by shareholders. It is calculated objectively by adding to the free return of risk the premium that shareholders demand to invest in our Group. This premium depends essentially on the degree of volatility in the price of the Banco Santander share in relation to the market’s performance. The cost of capital in 2014 applied to the Group’s various units was 11.59%. As well as reviewing every year the cost of the Group’s capital, in a parallel way and for the purposes of internal management, the cost of capital for each business unit is also estimated, taking into account the specific features of each market, under the philosophy of subsidiaries autonomous in capital and liquidity, in order to assess if each business is capable of generating value individually.

A positive return from an operation or portfolio means it is contributing to the Group’s profits, but it is only creating shareholder value when that return exceeds the cost of capital.

The performance of the business units in 2014 in value creation varied. The Group’s results, and thus the RORAC figures and value creation, are conditioned by the different evolution of the economic cycle in the Group’s units.

The creation of value and the RORAC for the Group’s main business areas are shown below:

Main segments	RORAC	Value creation
Continental Europe	13.6%	358
UK	20.4%	634
Latin America	29.7%	2,401
US	19.5%	412

Total business units	20.4%	3,805

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12.3 Planning of capital and stress exercises

Stress exercises on capital have assumed particular importance as a dynamic evaluation tool of the risks and solvency of banks. A new model of evaluation, based on a forward-looking approach, is becoming a key element for analysing the solvency of banks.

It is a forward-looking assessment, based on macroeconomic as well as idiosyncratic scenarios of little probability but plausible. It is necessary to have for it robust planning models, capable of transferring the impact defined in projected scenarios to the different elements that influence a bank’s solvency.

The ultimate objective of the stress exercises is to carry out a full assessment of the risks and solvency of banks, which enables possible capital requirements to be calculated in the event that they are needed because of banks’ failure to meet the capital objectives set, both regulatory and internal.

Internally, Grupo Santander has defined a process of stress and capital planning not only to respond to the various regulatory exercises, but also as a key tool integrated in the Bank’s management and strategy.

The goal of the internal process of stress and capital planning is to ensure sufficient current and future capital, including for adverse though plausible economic scenarios. Starting from the Group’s initial situation (defined by its financial statements, capital base, risk parameters and regulatory ratios), the envisaged results are estimated for different business environments (including severe recessions as well as “normal” macroeconomic situations), and the Group’s solvency ratios are obtained for a period usually of three years.

This process provides a comprehensive view of the Group for the time frame analysed and in each of the scenarios defined. It incorporates the metrics of regulatory capital, economic capital and available capital.

The structure of the process is shown below:

The recently presented structure facilitates achieving the ultimate objective which is capital planning, by turning it into an element of strategic importance for the Group which:

•	Ensures the solvency of current and future capital, including in adverse economic scenarios.
•	Enables comprehensive management of capital and incorporates an analysis of the specific impacts, facilitating their integration into the Group’s strategic planning.

•	Enables a more efficient use of capital.

•	Supports the design of the Group’s capital management strategy.

•	Facilitates communication with the market and supervisors.

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In addition, the whole process is developed with the maximum involvement of senior management and its close supervision, as well as under a framework that ensures that the governance is the suitable one and that all elements that configure it are subject to adequate levels of challenge, review and analysis.

One of the key elements in capital planning and stress analysis exercises, due to its particular importance in forecasting the income statement under defined stress scenarios, consists of calculating the provisions needed under these scenarios, mainly those to cover losses in the credit portfolio. Grupo Santander uses a methodology that ensures that at all times there is a level of provisions that covers all the projected credit losses for its internal models of expected loss, based on the parameters of exposure at default (EaD), probability of default (PD) and loss given default (LGD).

This methodology is widely accepted and it similar to that used in previous stress exercises (for example, the EBA stress exercises in 2011 and 2014 or the health check on the Spanish banking sector in 2012).

Lastly, the capital planning and stress analysis process culminates with analysis of solvency under the various scenarios designed and over a defined time frame, in order to assess the sufficiency of capital and ensure the Group fulfils both the capital objectives defined internally as well as all the regulatory requirements.

In the event of not meeting the capital objectives set, an action plan will be prepared which envisages the measures needed to be able to attain the desired minimum capital. These measures are analysed and quantified as part of the internal exercises, although it is not necessary to put them into force as Santander exceeds the minimum capital thresholds.

This internal process of stress and capital planning is conducted in a transversal way throughout Grupo Santander, not only at the consolidated level, but also locally in the Group’s units as they use the process of stress and capital planning as an internal management tool and to respond to their local regulatory requirements.

Throughout the recent economic crisis, Grupo Santander was submitted to five stress tests which demonstrated its strength and solvency in the most extreme and severe macroeconomic scenarios. All of them, thanks mainly to the business model and geographic diversification in the Group, showed that Banco Santander will continue to generate profits for its shareholders and comply with the most demanding regulatory requirements.

In the first one (CEBS 2010), the Group was the entity with a low impact on its solvency ratio, except for those banks that benefited from not distributing a dividend, In the second one, carried out by the EBA in 2011, Santander was not only among the small group of banks that improved its solvency in the stress scenario, but also the one with the highest level of profits.

In the stress exercises conducted by Oliver Wyman on Spanish banks in 2012 (top-down and then bottom-up), Banco Santander again showed its strength to save with full solvency the most extreme economic scenarios. It was the only bank that improved its core capital ratio, with a surplus of more than EUR 25,000 million over the minimum requirement.

Lastly, in the recent stress test carried out in 2014 by the European Central Bank, in conjunction with the European Banking Authority, as previously commented on, Grupo Santander was the bank with the smallest impact from the adverse scenario among its international peers (EUR 20,000 million capital surplus above the minimum requirement). These results show, once again, that Grupo Santander’s business model enables it to face with greater robustness the most severe international crises.

As already mentioned, as well as the regulatory exercises of stress, Grupo Santander annually conducts since 2008 internal exercises of resilience within its self-assessment process of capital (Pillar II). All of them showed, in the same way, Grupo Santander’s capacity to meet the most difficult scenarios, both globally as well as in the main countries in which it operates.

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13. Appendix: EDTF transparency

Banco Santander has traditionally maintained a clear commitment to transparency, by virtue of which it has participated actively in the Enhanced Disclosure Task Force (EDTF) promoted by the Financial Stability Board (FSB) in order to improve the quality and comparability of the risk information that banks provide to the market, Several studies have analysed the degree of adoption of the 32 recommendations formulated by the EDTF in October 2012, in which Santander stands out as one of the banks that is leading globally the practical application of this initiative.

The table below sets out where the EDTF recommendations can be found in the information published by Grupo Santander.

		EDTF recommendations	Annual report*
General	1	Index with risk information	Executive summary
	2	Terminology and risk measures	4.1; 6.5; 7.1-7.4; 8.2
	3	Top and emerging risk	5
	4	New regulatory ratios and compliance plans	1; 8.3; 12

Risk governance and risk management and business model	5	Organisation of risk management, processes and functions	3; 4.2;4.8; 8.2
	6	Risk culture and internal measures	2;4.9
	7	Business model risks, risk management and appetite	4; 12
	8	Stress test uses and process	1; 4.4-4.5; 6.5; 7.2-7.3; 8.2; 12.3

	9	Minimum capital requirements (Pillar 1)	12; Pillar III - 5.5
	10	Composition of regulatory capital and conciliation with the balance sheet	Pillar III - 3.2; 5.5
	11	Flow statement of movements in regulatory capital	Pillar III - 5.5
	12	Capital planning	12.3; Pillar III - 5.6
Capital adequacy and risk- weighted assets	13	Business activities and RWAs	12; Pillar III - 5.5
	14	Capital requirements by method of calculation and portfolio	Pillar III - 5.5
	15	Credit risk by Basel portfolios	Pillar III -5.5; 7.2-7.4
	16	RWA flow statement by type of risk	Pillar III - 5.5
	17	Backtesting of models (Pillar III)	Pillar III -7.7; 7.9; 9.2

Liquidity	18	Liquidity needs, management and liquidity reserve	8.2; 8.3

	19	Encumbered and unencumbered assets	8.3
Funding	20	Contractual maturities of assets, liabilities and off-balance sheet balances	8.3
	21	Funding plan	8.3; 8.4

	22	Balance sheet conciliation with trading and non-trading positions	7.2
	23	Significant market risk factors	7.1-7.3
Market risk	24	Market risk measurement model limitations	4.8; 7.2
	25	Management techniques for measuring and assessing the risk of loss	7.2

	26	Credit risk profile and conciliation with balance sheet items	6.2
	27	Policies for impaired or non-performing loans and forbearance portfolio	6.2
Credit risk	28	Conciliation of non-performing loans and provisions	6.2
	29	Counterparty risk resulting from derivative transactions	6.4
	30	Credit risk mitigation	6.5

	31	Other risks	9; 10; 11
Other risks	32	Discussion of risk events in the public domain	9; 10

*	The location refers to chapters or sections of this Annual report. In the case of capital recommendations and risk-weighted assets, they also refer to sections of the information of prudential relevance (Pillar III).
In addition, the navigation map has the cross-references of the information published by the Group (Annual report, Pillar III, Auditor’s report and annual consolidated accounts).

281

ANNUAL REPORT 2014	ANNEX

Annex

Historical data. 2004-2014

Balance sheet	US$ Mill.	2014 EUR Mill.	2013 EUR Mill.	2012 EUR Mill.	2011 EUR Mill.	2010 EUR Mill.
Total assets	1,537,410	1,266,296	1,134,128	1,282,880	1,251,008	1,217,501
Net customer loans	892,012	734,711	684,690	731,572	748,541	724,154
Customer deposits	786,285	647,628	607,836	626,639	632,533	616,376
Customer funds under management	1,242,555	1,023,437	946,210	990,096	984,353	985,269
Stockholders’ equity	98,106	80,806	70,327	71,797	74,459	75,018
Total managed funds	1,733,836	1,428,083	1,270,042	1,412,617	1,382,464	1,362,289
Income statement
Net interest income	39,185	29,548	28,419	31,914	28,883	27,728
Gross income	56,510	42,612	41,920	44,989	42,466	40,586
Net operating income	29,937	22,574	21,762	24,753	23,055	22,682
Profit before taxes	14,162	10,679	7,378	3,565	7,858	12,052
Attributable profit to the Group	7,713	5,816	4,175	2,283	5,330	8,181

Per share data (l)	US$	2014 Euros	2013 Euros	2012 Euros	2011 Euros	2010 Euros
Attributable profit to the Group	0.64	0.48	0.39	0.23	0.60	0.94
Dividend	0.73	0.60	0.60	0.60	0.60	0.60
Share price	8.494	6.996	6.506	6.100	5.870	7.928
Market capitalisation (million)	106,890	88,041	73,735	62,959	50,290	66,033

Euro / US$ = 1.214 (balance sheet) and 1.326 (income statement)

(1)	Figures adjusted to capital increase in 2008
(2)	Compound Annual Growth Rate

282

ANNUAL REPORT 2014	ANNEX

Historical data. 2004 - 2014

2009	2008	2007	2006	2005	2004	CAGR(2)
EUR Mill.	EUR Mill.	EUR Mill.	EUR Mill.	EUR Mill.	EUR Mill.	(%)
1,110,529	1,049,632	912,915	833,873	809,107	664,486	6.7
682,551	626,888	571,099	523,346	435,829	369,350	7.1
506,976	420,229	355,407	331,223	305,765	283,212	8.6
900,057	826,567	784,872	739,223	651,360	595,380	5.6
69,678	57,587	55,200	44,852	39,778	34,415	8.9
1,245,420	1,168,355	1,063,892	1,000,996	961,953	793,001	6.1
25,140	20,019	14,443	12,480	10,659	7,562	14.6
38,238	32,624	26,441	22,333	19,076	13,999	11.8
22,029	17,807	14,417	11,218	8,765	6,431	13.4
10,588	10,849	10,970	8,995	7,661	4,387	9.3
8,943	8,876	9,060	7,596	6,220	3,606	4.9

2009	2008	2007	2006	2005	2004	CAGR(2)
Euros	Euros	Euros	Euros	Euros	Euros	(%)
1.05	1.22	1.33	1.13	0.93	0.68	(3.4)
0.60	0.63	0.61	0.49	0.39	0.31	6.9
11.550	6.750	13.790	13.183	10.396	8.512	(1.9)
95,043	53,960	92,501	88,436	69,735	57,102	4.4

283

ANNUAL REPORT 2014

General information

Banco Santander, S.A.

The parent group of Grupo Santander was established on 21 March 1857 and incorporated in its present form by a public deed executed in Santander, Spain, on 14 January 1875, recorded in the Mercantile Registry of the Finance Section of the Government of the Province of Santander, on folio 157 and following, entry number 859. The Bank’s By-laws were amended to conform with current legislation regarding limited liability companies. The amendment was registered on 8 June 1992 and entered into the Mercantile Registry of Santander (volume 448, general section, folio 1, page 1,960, first inscription of adaptation).

The Bank is also recorded in the Special Registry of Banks and Bankers 0049, and its fiscal identification number is A-390000013. It is a member of the Bank Deposit Guarantee Fund.

Registered office

The Corporate By-laws and additional public information regarding the Company may be inspected at its registered office at Paseo de la Pereda, numbers 9 to 12, Santander.

Operational headquarters

Santander Group City

Avda. de Cantabria s/n

28660 Boadilla del Monte

Madrid

Spain

General information

Telephone: 902 11 22 11

Telephone: 91 289 00 00

www.santander.com

This report was printed on ecologically

friendly paper and has been produced using

environmentally friendly processes.

© March 2015, Grupo Santander

Photographs:

Miguel Sánchez Moñita, Lucía M. Diz,

Javier Vázquez

Production:

MRM Worldwide

Printing:

Alborada

Legal deposit:

Shareholders’ Office

Santander Group City

Edificio Marisma, Planta Baja

Avenida de Cantabria, s/n.

28660 Boadilla del Monte

Madrid

Spain

Telephones: +34 91 276 92 90

Relations with investors y analysts

Santander Group City

Edificio Pereda, 1ª planta

Avda. de Cantabria s/n

28660 Boadilla del Monte

Madrid

Spain

Telephone: +34 91 259 65 14

Customer attention department

Santander Group City

Avda. de Cantabria s/n

28660 Boadilla del Monte

Madrid

Spain

Telephone: 91 257 30 80

Fax: 91 254 10 38

atenclie@gruposantander.com

Ombudsman

Mr José Luis Gómez-Dégano,

Apartado de Correos 14019

28080 Madrid

Spain

At Banco Santander, we take advantage of

new communications technologies and the

social networks to improve dialogue with our

stakeholders.

284

Exhibit 3

Report of the audit committee 2014	4

Report of the appointments committee 2014	13

Report of the remuneration committee 2014	21

Report of the risk supervision, regulation and compliance committee 2014	55

3

Report of the audit committee 2014

1	2	3

Introduction	Activities during 2014	Conclusion

	2.1 Financial information

	2.2 Auditor

	2.3 Internal audit

	2.4 The Group’s internal control systems

	2.5 Information for the meeting and institutional documentation for financial year 2014

4

REPORT OF THE COMMITTEES	REPORT OF THE AUDIT COMMITTEE

1. Introduction

Regulation

The Bank’s audit committee was created in 1986, with significant progress since that time with respect to both its duties and its operation.

The committee is regulated by articles 53 of the Bylaws and 16 of the Rules and Regulations of the Board1. In addition, articles 27 and 35 of its Rules and Regulations contain specific provision regarding certain aspects of its activities.

The risk supervision, regulation and compliance committee, created in June 2014, has assumed a portion of the duties until then attributed to the audit committee2.

Duties

The duties of the audit committee include the following:

•	Have its chairman and/or secretary report to the shareholders at the general shareholders’ meeting with respect to matters raised therein by shareholders regarding its powers.

•	Propose the appointment of the auditor, as well as the conditions on which such auditor will be hired, the scope of the its professional duties and, if applicable, the revocation or non-renewal of its appointment. The committee shall favour the Group’s auditor also assuming responsibility for auditing the companies making up the Group.

•	Review the accounts of the Company and the Group, monitor compliance with legal requirements and the proper application of generally accepted accounting principles, and report on the proposals for alterations to the accounting principles and standards suggested by management.
•	Supervise the internal audit function, and particularly:

i.	Proposing the selection, appointment and withdrawal of the party responsible for internal audit;

ii.	Reviewing the annual working plan for internal audit, for its subsequent review and approval by the board, and the annual activities report;

iii.	Ensuring the independence and effectiveness of the internal audit function;

iv.	Proposing the budget for this service;

v.	Receiving periodic information regarding the activities thereof; and

vi.	Verifying that senior management takes into account the conclusions and recommendations of its reports.

•	Supervise the process for gathering financial information and the internal control systems. In particular, the audit committee shall:

i.	Supervise the process of preparing and presenting the regulated financial information relating to the Company and the Group, as well as its integrity, reviewing compliance with regulatory requirements, the proper demarcation of group consolidation and correct application of accounting standards.

ii.	Supervise the effectiveness of the systems for internal monitoring, reviewing them periodically, so that the principal risks are identified, managed and properly disclosed.

iii.	Discuss with the external auditor any significant weaknesses detected in the internal control system during the course of the audit.

•	Serve as a channel of communication between the board and the auditor, assess the results of each audit and the response of the management team to its recommendations, and act as a mediator in the event of disagreement between the board and the auditor regarding the principles and standards to be applied in the preparation of the financial statements. Specifically, it shall endeavour to ensure that the statements ultimately drawn up by the board are submitted to the shareholders at the general shareholders’ meeting without any qualifications or reservations in the auditor’s report.

1.	The Bylaws and the Rules and Regulations of the Board of Banco Santander are published on the Group’s website (www.santander.com).
2.	Pages 54 to 61 of this document contain detailed information on the regulation and duties of the risk supervision, regulation and compliance committee, as well as its activities during 2014.

5

REPORT OF THE COMMITTEES	REPORT OF THE AUDIT COMMITTEE 1. INTRODUCTION

•	Supervise the fulfilment of the audit contract, endeavouring to ensure that the opinion on the financial statements and the main contents of the auditor’s report are set forth in a clear and accurate fashion.

•	Ensure the independence of the auditor, by taking notice of those circumstances or issues that might risk such independence and any others related to the development of the auditing procedure, as well as receive information and maintain such communication with the auditor as is provided for in legislation regarding the auditing of financial statements and in technical auditing regulations. And, specifically, verify the percentage represented by the fees paid for any and all reasons of the total income of the audit firm, and the length of service of the partner who leads the audit team in the provisions of such services to the Company. The annual report shall set forth the fees paid to the audit firm, including information relating to the fees paid for professional services other than audit work.

In any event, the audit committee should receive annually from the external auditor written confirmation of the latter’s independence versus the Company or institutions directly or indirectly linked to the Company, as well as information on any type of additional services provided to such institutions by the aforementioned auditor or by persons or institutions related to the latter, as stipulated in External Auditing Act 19/1988, of 12 July .

Likewise, prior to the issuing of the external auditor’s report, the committee shall issue annually a report expressing an opinion on the independence of the external auditor. In any event, such report should make a statement as to the providing of the additional services referred to in the preceding paragraph.

•	The committee shall ensure that the Company publicly communicates a change of auditor and accompanies such communication with a declaration regarding the possible existence of disagreements with the outgoing auditor and, if any, regarding the content thereof and, in the event of the resignation of the auditor, the committee shall examine the circumstances causing it.

•	Report to the board, in advance of the adoption by it of the corresponding decisions, regarding:

i.	The financial information that the Company must periodically make public, ensuring that such information is prepared in accordance with the same principles and practices applicable to the annual financial statements.

ii.	The creation or acquisition of equity interests in special purpose entities or entities domiciled in countries or territories that are considered to be tax havens.
•	Know and, if applicable, respond to the initiatives, suggestions or complaints put forward or raised by the shareholders regarding the area of authority of this committee and which are submitted to it by the office of the general secretary of the Company. The committee shall also:

i.	Receive, deal with and keep a record of the claims received by the Bank on matters related to the process for gathering financial information, auditing and internal controls.

ii.	Receive on a confidential and anonymous basis possible communications from Group employees who express their concern on possible questionable practices in the areas of accounting or auditing.

•	Receive information from the person responsible for the Company’s taxation matters on the tax policies applied, at least prior to the drawing-up of the annual accounts and the filing of the Corporate Tax return, and where relevant, on the tax consequences of transactions or matters submitted to the board of directors or the executive committee for approval, unless such bodies have been informed directly, in which case this will be reported to the committee at the first subsequent meeting held by it. The audit committee shall transfer the information received to the board of directors

•	Evaluate, at least once a year, its operation and the quality of its work.

•	And the others specifically provided for in these rules and regulations.

Composition of the committee and attendance at its meetings in 2014

At the date hereof, the composition of the audit committee is as follows

Chairman:

Mr Guillermo de la Dehesa Romero4

(vice-chairman of the board)

Members:

Mr Carlos González Fernández

Mr Ángel Jado Becerro de Bengoa

Ms Isabel Tocino Biscarolasaga

Mr Juan Miguel Villar Mir5

General secretary:

Mr Ignacio Benjumea Cabeza de Vaca

Mr Rodrigo Echenique Gordillo submitted his resignation from the position of committee member effective 23 April 2014, as he ceased to hold the status of independent director.

The board of directors, at its meeting of 25 November, resolved to put on the record the resignation from the positions of director and committee member of Mr Fernando de Asúa Álvarez and Mr Abel Matutes Juan effective 12 and 18 February 2015, respectively.

3.	Now Royal Legislative Decree 1/2011 of 1 July, restated text of the External Auditing Act.
4.	The re-election of Mr Guillermo de la Dehesa Romero as a director is expected at the 2015 annual general shareholders’ meeting . If re-elected, he will be considered a non-executive but not independent director, given that he had held the position of director for more than 12 years. In addition, Mr de la Dehesa will cease to be a member of this committee.
5.	Member of the committee at the date of this report. He will replace Mr Guillermo de la Dehesa Romero as chairman of the committee on the occasion of the ordinary general meeting 2015.

6

REPORT OF THE COMMITTEES	REPORT OF THE AUDIT COMMITTEE 1. INTRODUCTION

The five directors sitting on the audit committee are independent non-executive.

As provided in its regulations, the committee meets as many times as it is called to meeting by resolution of the committee itself or of its chairman, and at least four times a year.

In 2014, the committee held 13 meetings.

The attendance of committee members at the meetings of the audit committee during 2014 was as follows:

Number of meetings and attendance
Mr Guillermo de la Dehesa Romero	13/13
Mr Fernando de Asúa Álvarez[1]	13/13
Mr Rodrigo Echenique Gordillo[2]	4/4
Mr Abel Matutes Juan[3]	12/13

1.	Resigned as a member of the committee effective 12 February 2015.
2.	Resigned as a member of the committee effective 23 April 2014.
3.	Resigned as a member of the committee effective 18 February 2015.

During 2014, each of the directors who are members of the audit committee devoted an average of approximately 65 hours to preparing and participating in the meetings thereof.

The function of secretary of the committee, who has the right to be heard but does not have the right to vote, is performed by the secretary of the board of directors, who is the general secretary of the Bank, which facilitates a fluid and effective relationship with the various units of the Group that must cooperate with or provide information to the committee.

Operation of the committee

The Rules and Regulations of the Board provide that meetings of the committee shall be validly held when at least one-half of its members are present in person or by proxy, and resolutions must be adopted upon a majority vote of those present. Proxies may be granted to another member, but no proxy may represent more than two members.

Minutes of the meetings of the audit committee must be drawn up and made available to all members of the board (article 16.8 of the Rules and Regulations of the Board).

The committee is authorised to request the assistance of experts, in which case the provisions specially set forth in article 27 of the Rules and Regulations of the Board apply.

Article 16.6 of the Rules and Regulations of the Board provides that the committee may require that any employee of the Bank, including members of management, as well as the auditor, attend its meetings.

As arises from the activities report below, the committee maintains fluid and permanent contact with the auditor and the Group’s management team, and the head of financial accounting and the head of internal audit regularly attend its meetings.

Self-evaluation

As required by article 16.4.m) of the Rules and Regulations of the Board, the members of the audit committee conducted their self-evaluation at the meetings of 19 and 23 February 2015, at which the operation of the committee and the discharge of the duties assigned to it by the Bylaws of the Bank and the Rules and Regulations of the Board were assessed.

As a result thereof, the committee expressed its firm belief that it discharges its responsibilities satisfactorily, given that a sufficiently high number of meetings was held, with agendas covering all areas to be reviewed by it and extensive presentations on the various issues dealt with, all within the framework of open and unrestricted debate.

7

REPORT OF THE COMMITTEES	REPORT OF THE AUDIT COMMITTEE

2. Activities during 2014

This section provides a summary of the activities of the audit committee during financial year 2014, grouping them according to the committee’s basic duties. The chart below shows the approximate amount of time devoted to each area of responsibility at the meetings held by the committee during financial year 2014.

Approximate time dedicated to each duty

2.1 Financial information

The committee particularly focused on the review of the annual accounts of the Bank and the Group prior to the review carried out by the board of directors and the dissemination of such accounts, as well as on the review of the quarterly financial statements and the other information made available to the market or to supervisory bodies during the financial year.

Heads of the Group’s general financial accounting and management control division attended 12 of the 13 meetings held by the committee during financial year 2014, which enabled the committee to become apprised, sufficiently in advance, of the process of preparation and consolidation of the quarterly financial statements and the individual and consolidated annual accounts, as well as to verify the conformity thereof to applicable regulations and accounting principles and thus ensure that such statements fairly present the shareholders’ equity and the changes therein, the financial condition and the results of the Bank and the Group for the period.

At the meetings held on 23 April, 22 July and 20 October 2014, and at that held on 14 January 2015, the committee reported favourably on the financial statements at 31 March, 30 June, 30 September and 31 December 2014, respectively, prior to their approval by the board and their release to the markets and to the supervisory bodies. In the Group’s quarterly financial statements, it is expressly set forth that the committee has ensured that the information is prepared in accordance with the same principles and practices used for preparation of the annual accounts.

As regards the annual accounts and the management report for financial year 2014, which will be submitted to the shareholders at the 2015 annual general shareholders’ meeting scheduled to be held on 26 or 27 March 2015 on first or second call, respectively, the committee, at its meetings of 19 and 23 February 2015, reported favourably on the content thereof after the corresponding review and before the board approved them at its meeting of 23 February 2015 following certification by the Group’s head of financial accounting.

In compliance with the Good Tax Practices Code, to which the Bank has adhered since 2010, at its meetings of 19 and 23 February 2015, prior to the approval of the annual accounts by the board, the committee was informed by the Group’s head of the tax division regarding the tax policies to be followed thereby in Spain during financial year 2015.

At its meeting of 10 February 2014, the committee favourably reported on the information of prudential relevance document that had been prepared in compliance with requirements on disclosure of information by article 85 of Law 10/2014, which is a transposition into Spanish law of Pillar III, on market discipline of Basel III and CRD IV Directive.

During financial year 2014, the committee also reported favourably on the Group’s annual report, the annual corporate governance report, the share registration document and what is known as the Form 20-F annual report, which must be filed with the U.S. Securities and Exchange Commission (SEC).

At the committee meeting of 23 April 2014, the auditor reported on the conclusions of the review of the 20-F report for financial year 2013, performed in accordance with the standards issued by the Public Company Accounting Oversight Board (PCAOB), without including any qualifications in the auditor’s report regarding the Group’s financial statements or internal control systems. The Form 20-F was recorded with the SEC on 29 April 2014.

8

REPORT OF THE COMMITTEES	REPORT OF THE AUDIT COMMITTEE 2. ACTIVITIES DURING 2014

At the audit committee’s meeting of 22 July, the Group’s head of financial accounting made a presentation regarding the comprehensive assessment by the European central Bank of 128 European banks covering three financial years - risk assessment exercise (RAS), asset quality review (AQR) and stress test-.

In the risk assessment exercise (RAS), covering the period between January and May, there was a quantitative and qualitative assessment of the main risks of each entity, including liquidity, leverage and financing. In the asset quality review (AQR), covering the period between January and October, they reviewed the classification of the assets in the balance sheet, the valuation thereof, and collateral and related provisions. The stress test was ultimately intended to assess the resilience of the entities’ balance sheets, establishing capital adequacy thresholds for baseline and adverse scenarios of 8% and 5.5%, respectively, of tier 1 common capital (CET1).

These exercises entailed a review of 17 credit and foreclosed property portfolios. By segment, 6 corresponded to retail portfolios, 10 to corporates, and 1 to real property.

The results, which have shown the strengths of the Group and better performance than the competition, ended with an insignificant adjustment in CET1 (4 b.p.) for the AQR, which reflects the proper valuation and classification of the assets, as well as an appropriate level of provisions associated therewith. In the baseline scenario, Santander increases 1.6 percentage points in CET1, to 12%, which reflects its ability to generate capital, and in the adverse scenario the CET1 decreases by 140 basis points, which shows the resistance of the model to unfavourable environments. In the adverse scenario, the 2016 CET1 is 9%, with a surplus of 19,456 million euros over the required minimum.

2.2 Auditor

At its meeting of 10 February 2014, the committee unanimously decided to propose to the board of directors of the Bank the inclusion on the agenda for the annual general shareholders’ meeting of 2014 the re-election of Deloitte, S.L. as auditor for the verification of the annual accounts and the management reports of the Bank and the Group for financial year 2014. The board of directors submitted such proposal to the shareholders at the aforementioned meeting, whereat it was approved upon the favourable vote of 94.233% of the capital present in person and by proxy.

Therefore, Deloitte, S.L. was the auditor of the individual and consolidated accounts of the Santander Group during financial year 2014.

The Rules and Regulations of the Board favour the auditor also being the auditor of the various subsidiaries (article 16.4.b)), provided that there are no specific reasons that counsel otherwise, in order to ensure proper coordination and achieve a more efficient audit process.

The auditor has been present at 11 of the 13 meetings held by the audit committee during 2014, which has allowed it to properly perform the duty established in the Rules and Regulations of the Board to serve as a channel of communication between the board and the auditor. Additionally, the auditor reported to the full board on two occasions during the past financial year.

During the meetings held by the committee in 2014, the auditor provided detailed information regarding the planning of and progress on its work. With the assistance of the auditor, the committee reviewed the audit reports on the individual and consolidated accounts for financial year 2014.

In the committee’s opinion, the annual accounts for the financial year ended on 31 December 2014 have been prepared following a standard of prudence and present fairly, in all material respects, the assets and financial condition of the Bank and the consolidated Group as of such date, as well as the results of their operations and the changes in shareholders’ equity and cash flows in financial year 2014, and contain such information as is necessary for the proper interpretation and understanding thereof. Such individual and consolidated annual accounts have been audited by the auditor, which has issued its audit reports without qualification. Furthermore, and in the committee’s opinion, the individual management report and the management report of the consolidated Group for financial year 2014 include a review of the performance of the business, the corporate results and the position of the Bank and of the Group, together with a description of the main risks and uncertainties they face. The committee obtained from the auditor its confirmation that it had full access to all the required information and that it received adequate cooperation from the Group teams in the performance of its audit work.

The fees for services rendered by the worldwide Deloitte organisation to Group companies in 2014 were as follows:

Millions of euros
Audit fees	44.2
Audit-related fees	31.1
Tax fees	6.6
All other fees	8.0

Total	89.9

A breakdown of the main items included in the audits is shown below:

Millions of euros
Audit of the financial statements of the companies audited by Deloitte	28.3
Of which:
Santander UK plc	5.8
Santander Holding USA, Ink./Santander Consumer USA	5.7
Banco Santander (Brasil) S.A.	1.8
Audit of the Bank’s separate and consolidated financial statements	2.1
Other audit engagements	15.9
Of which:
Internal control audit (SOX) and capital audit (Basel)	6.9
Audit of the Group’s half-yearly financial statements	6.0
Issue of comfort letters	3.0

Audit fees	44.2

9

REPORT OF THE COMMITTEES	REPORT OF THE AUDIT COMMITTEE 2. ACTIVITIES DURING 2014

A breakdown of the main items included in the services related to the audit is also shown below:

Millions of euros
Other recurring engagements and reports required by the various national supervisory bodies of the countries in which the Group operates	8.8
Limited reviews and other reports required by the Group due to its listing in Brazil	5.3
Non-recurring reviews required by regulators	0.6
Due diligence audits and other reviews	1.7
Issuance of other attest reports	4.0
Reviews of procedures, data and controls and other checks	10.7

Total audit-related fees	31.1

The audit committee believes that there are no objective reasons to question the independence of the auditor. For such purposes, and pursuant to existing legislation and the standards established in the various relevant international documents in order to assess the effectiveness of the external audit function, such committee:

1.	Has reviewed the services of the auditor, both with regard to audit services and for the audit, tax and other services mentioned previously, verifying that the services arranged with the Group’s auditors comply with the independence requirements prescribed by Legislative Royal Decree 1/2011, of 1 July, approving the Consolidated Audit Act, as well as the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC) and the Rules and Regulations of the Board.

2.	Has verified the ratio between the fees received by the auditor during the financial year for non-audit services and audit-related services, and the total amount of the fees received by the auditor for all its services, with such ratio being 16.2%.

By way of reference and in accordance with the information available regarding the principal institutions with shares listed on organised markets, the average fees paid to their auditors during financial year 2014 for non-audit services and audit-related services were 22% of the total fees.

3.	Has verified the percentage of fees paid for all items in relation to the total revenue of the audit firm. For the worldwide Deloitte organization, this ratio is less than 0.3% of its total revenue.

In view of all of the foregoing, at such meetings of 19 and 23 February 2015, the committee issued a report expressing a favourable opinion regarding the independence of the auditor, passing upon, among other things, the provision of the additional services referred to in the preceding paragraph.

The aforementioned report, issued prior to the audit report, has the content established in article 529 quarterdecies of the Companies Act.

2.3 Internal audit

Pursuant to article 53 of the Bylaws and article 16.4.d) of the Rules and Regulations of the Board, the audit committee supervises the Group’s internal audit function.

In the performance of this duty, the committee is responsible for: (i) proposing the selection, appointment, and withdrawal of the party responsible for internal audit; (ii) reviewing the annual working plan for internal audit and the annual activities report, for subsequent review and approval by the board; (iii) ensuring the independence and effectiveness of the internal audit function; (iv) proposing the budget for this service; v) receiving periodic information regarding its activities; and (vi) verifying that senior management takes into account the conclusions and recommendations of its reports.

The Group’s head of internal audit reported to the committee at its 23 January 2014 meeting on the planning for the year.

Representatives from the internal audit division attended 11 of the 13 meetings held by the audit committee in 2014.

At its meetings of 20 and 21 October, the audit committee and the appointments committee resolved to propose to the board the appointment of Mr Juan Guitard Marín as the new head of the internal audit division, to replace Mr José Doncel Razola, who now heads the financial accounting and control division. The board of directors approved said appointment at its meeting of 23 October 2014.

At the committee’s meeting of 20 February 2014, the head of internal audit services reported to the committee on the methodological changes implemented at the Group with respect to ratings and recommendations. As to the former, once the audit was completed, global ratings as well as sub-ratings were given for the control and management of the risks evaluated. As to the recommendations, two types were made: immediate recommendations and priority recommendations.

At its 23 January 2015 meeting, the committee was informed of internal audit activities in 2014. At its meetings of 19 and 23 February 2015, the audit committee reviewed the annual working plan of the internal audit division for such financial year.

2.4 The Group’s internal control systems

Sarbanes-Oxley Act – internal control model

Within the audit of the internal control model required under the Sarbanes-Oxley Act, the external auditor reviewed the effectiveness of the Bank’s internal controls on the generation of the financial information contained in the annual consolidated accounts of the Group filed in the United States (20-F) as of 31 December 2013, concluding that in its opinion, the Group maintained effective internal control over such financial information in all significant aspects.

10

REPORT OF THE COMMITTEES	REPORT OF THE AUDIT COMMITTEE 2. ACTIVITIES DURING 2014

Receipt of claims and reports regarding questionable accounting or auditing practices

The committee has assumed as one of its obligations the duty to receive, process and keep a record of the claims received by the Bank on matters related to the process for issuing financial information, auditing and internal controls, as well as the duty to receive, on a confidential and anonymous basis, communications from Group employees who express their concern on possible questionable practices in the areas of accounting or auditing.

No claims of this kind were received during 2014.

2.5 Information for the meeting and corporate documentation for financial year 2014

Information for the shareholders at the general shareholders’ meeting

At the annual general shareholders’ meeting held on 28 March 2014, Mr Guillermo de la Dehesa Romero, the vice-chairman of the board and chairman of the audit committee, reported on the matters within the purview of the audit committee by making reference to the document that such committee had prepared on its activities in 2013. Such document had been presented by the committee at its meeting of 10 February 2014.

Corporate documentation for financial year 2014

At its meetings of 19 and 23 February 2015, pursuant to the provisions of article 16.6 of the Rules and Regulations of the Board, the committee reviewed the information that the board must approve and include in the annual public documentation.

The aforementioned documents include this report relating to the activities carried out by the audit committee during 2014, which was presented by such committee at the meetings of 19 and 23 February 2015 and approved by the board of directors of the Bank at its meeting of 23 February 2015.

Pursuant to the provisions of the Good Tax Practices Code, Banco Santander’s annual corporate governance report for financial year 2014 reflects effective compliance by the Bank with such code.

In addition, the Group’s annual report for financial year 2014 was reviewed by the committee at its meetings of 19 and 23 February 2015 and approved by the board at its meeting of 23 February 2015.

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REPORT OF THE COMMITTEES	REPORT OF THE AUDIT COMMITTEE

3. Conclusion

During financial year 2014, the audit committee has satisfactorily discharged the duties assigned thereto by the Bylaws and the Rules and Regulations of the Board.

The committee was in continuous contact with the head of financial accounting, the head of internal audit and the heads of other divisions of the Bank, as well as with the auditor, and was able to verify the quality and transparency of the Group’s periodic financial information and the effectiveness of its internal control systems.

The committee has expressed its satisfaction with the work carried out by the internal audit services in performing their duty to supervise compliance with, and effectiveness and efficiency of, the internal control systems as well as the reliability and quality of the Group’s financial information.

The proposal for appointment of the auditor, the monitoring of its work, the review of its conclusions and the evaluation of its independence by the committee have all complied with the policies in place. The positive conclusions of the auditor regarding the financial statements of the Group and of the parent Bank confirm the quality of the Group’s financial reporting and internal control systems mentioned above.

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REPORT OF THE COMMITTEES

Report of the appointments committee 2014

1	2	3

Introduction	Activities during 2014	Conclusion

	2.1 Succession of the chairman

	2.2 Renewal of the board and its committees and description of the process of selecting the members thereof

	2.3 Annual verification of the status of directors

	2.4 Evaluation of the suitability of the directors

	2.5 Appointment of members at the Board committees

	2.6 Participation in the board’s self- evaluation process

	2.7 Appointment of the members of senior management who are not directors

	2.8 Training of directors and information programme

	2.9 Institutional documentation

	2.10 Self-evaluation

	2.11 Civil liability insurance

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REPORT OF THE COMMITTEES	REPORT OF THE APPOINTMENTS COMMITTEE

1. Introduction

Regulation

The Bylaws contain the basic rules and regulations for the appointments committee, which are supplemented and further developed by the Rules and Regulations of the Board1, which define the composition, operation and powers of the committee.

Under the provisions of article 54.1 of the Bylaws and article 17.10 of the Rules and Regulations of the Board, at its meeting of 23 October 2014, the board of directors resolved to separate the appointments and remuneration committee into two committees. The appointments committee assumed the duties relating to appointments contained in article 17.4 of the Rules and Regulations of the Board, and the remuneration committee assumed those included in article 17.5 of the Rules and Regulations of the Board, as well as, in both cases, any other duties corresponding thereto under applicable law.

Duties

The powers of the appointments committee may be grouped into the following basic categories:

1.	Appointment and removal of directors and designation of positions on the board and the committees thereof

•	Propose and review the internal criteria and procedures to be followed in order to determine the composition of the board and to select those persons who will be proposed to serve as directors, as well as for the continuous evaluation of directors. In particular, the committee: i) shall establish the knowledge and experience necessary for directors, likewise assessing the time and dedication required for appropriately carrying out the position; and ii) shall receive for taking into consideration the proposals of potential candidates for the covering of vacancies that the directors, where applicable, may propose.

•	Prepare the proposals for appointment, re-election and ratification of directors and members of the committees of the board, as well as to positions on the board and its committees.

•	Where directors are to be re-elected or their appointments ratified, the committee shall submit a proposal containing an assessment of the work and actual dedication to the position during the last period of time in which the proposed director held office.
•	Report to the board in advance in the cases in which the committee considers it appropriate for directors to place their position at the disposal of the board and offer their corresponding resignation due to the occurrence of circumstances that could negatively affect the operation of the board or the good name and reputation of the Bank and, in particular, when they are involved in any of the instances of incompatibility or prohibition provided by law.

•	Report on proposals for the appointment or removal of the secretary of the board, prior to the submission thereof to the board.

2.	Succession of the chairman and of the chief executive officer. Relieving or replacing other members of the board or its committees and positions on such bodies

•	Examine and organise in a planned way the process of succession or replacement in the event of dismissal, announcement of resignation, disability or death of members of the board or of committees thereof, or the dismissal or announcement of resignation of the chairman of the board of directors or the chief executive officer, as well as other positions within such decision-making bodies, submitting a proposal to the board of directors.

3.	Annual verification of the status of directors

•	Annually verify the status of directors, for presentation by the board to the shareholders at the general shareholders’ meeting and for publication in the annual corporate governance report.

4.	Periodic evaluation

•	Report on the process of self-evaluation of the board and the members thereof.

•	Evaluate the operation and quality of work of the committee at least once per year.

5.	Duties of the directors

•	Ensure compliance with the duties of diligent management, loyalty, secrecy and inactivity provided for the directors in the Rules and Regulations of the Board.

•	Examine the information provided by the directors regarding their other professional duties and assess whether such other duties might interfere with the dedication required of directors.

6.	Appointment and removal of the members of senior management who are not directors

•	Prior to approval by the board, report on appointments and removals of executive vice presidents or persons holding similar positions.

1.	The committee is governed by article 54 of the Bylaws and article 17 of the Rules and Regulations of the Board. Articles 21, 23, 24, 27 and 30 of said Rules and Regulations specifically regulate certain aspects of its activities. The Bylaws and the Rules and Regulations of the Board of Banco Santander are published on the Group’s website (www.santander.com).

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REPORT OF THE COMMITTEES	REPORT OF THE APPOINTMENTS COMMITTEE 1. INTRODUCTION

•	Propose and review the internal procedures for the selection and on-going evaluation of the executive vice presidents or persons holding similar positions, as well as reporting on the results of the evaluation.

7.	Appointment and removal of other members of management whose activities might have an impact on the Group’s assumption of risks

•	Propose and review the internal procedures for the selection and on-going evaluation of the employees responsible for internal control duties and occupying key positions for the daily performance of the bank’s activities, as well as reporting on the appointment and withdrawal and the on-going evaluation thereof.

Composition of the committee and attendance at its meetings in 2014

At the date hereof, the composition of the appointments committee is as follows

Chairman:

Mr Bruce Carnegie-Brown (vice-chairman of the board and lead director)

Members:

Mr Guillermo de la Dehesa Romero2 (vice-chairman of the board)

Ms Sol Daurella Comadrán

Mr Carlos Fernández González

Mr Ángel Jado Becerro de Bengoa

General secretary:

Mr Ignacio Benjumea Cabeza de Vaca

The Bylaws and the Rules and Regulations of the Board3 provide that the appointments committee may only be comprised of non-executive directors and that its chairman must be an independent director. All members of the committee are independent non-executive directors.

The board of directors, at its meeting of 25 November, took notice of the resignations from the positions of director and member of this committee of Mr Fernando de Asúa Álvarez and Mr Abel Matutes Juan, the former who was also its chairman.

All of the directors who are members of the appointments committee have a demonstrated capacity to carry out their duties on such committee due to their banking experience and knowledge.

The secretary of the appointments committee is the general secretary and secretary of the board of directors.

The appointments committee meets as many times as it is called to meeting by resolution of the committee itself or of its chairman, and at least four times a year. During 2014, it met on five occasions. Prior to the separation of the appointments and remuneration committee, it met on twelve occasions during 2014.

Attendance at meetings of the appointments committee4 in 2014 was as follows:

Number of meetings and attendance[1]
Mr Fernando de Asúa Álvarez[2]	17/17
Mr Guillermo de la Dehesa Romero	17/17
Mr Rodrigo Echenique Gordillo[3]	17/17
Mr Abel Matutes Juan[4]	17/17

1.	The data is the result to the sum of the assists, first to the appointments and remuneration committee and then to the appointments committee.
2.	Resigned as a director on 12 February 2015.
3.	Resigned as a member of the committee effective 16 January 2015.
4.	Resigned as a member of the committee effective 18 February 2015.

The average time devoted by each of these directors to preparing and participating in the meetings held during 2014 was approximately 15 hours.

The chart below shows the approximate amount of time devoted to each area of responsibility at the meetings held by the committee during financial year 2014.

Approximate time dedicated to each duty%

In the preceding chart, the section on corporate governance includes the estimated time devoted by the committee to reviewing and preparing the documents relating to such matter, to reporting on proposed amendments of the Bylaws and the Rules and Regulations for the General Shareholders’ Meeting, to the annual verification of the status of the directors (as executive, proprietary, independent or other) and to reviewing the information provided by the directors regarding their other professional duties in order to assess whether they might interfere with the dedication required of them for the effective performance of their work at Banco Santander, among other things.

Operation of the committee

The committee is authorised to request the assistance of experts, subject to the provisions of the Rules and Regulations of the Board.

Minutes are taken of the meetings of the appointments committee, a copy of which is made available to all of the directors.

2.	Mr Guillermo de la Dehesa Romero will continue to be considered an independent non-executive director until the completion of his term at the next general shareholders’ meeting, and if re-elected at such time will be considered a non-executive director who is neither proprietary or independent due to having been in the position for more than 12 years at the expiration of his term. It is expected that Mr de la Dehesa continue to be a member of this committee.
3.	The composition of the appointments committee is regulated by articles 54 of the Bylaws and 17 of the Rules and Regulations of the Board.
4.	In accordance with the provisions of article 54.1 of the Bylaws and article 17.10 of the Rules and Regulations of the Board, at its meeting of 23 October 2014 the board of directors unanimously resolved to separate the appointments and remuneration committee into two committees, which until that date had met on 12 occasions with an average dedication of approximately 36 hours per director to prepare and participate in the meetings. The appointments committee has assumed the duties relating to appointments contained in article 17.4 of the Rules and Regulations of the Board, and the remuneration committee has assumed those included in article 17.5 of the Rules and Regulations of the Board, as well as, in both cases, any other duties corresponding thereto under applicable law.

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REPORT OF THE COMMITTEES	REPORT OF THE APPOINTMENTS COMMITTEE

2. Activities during 2014

2.1 Succession of the chairman

After the death on 9 September of the chairman Mr Emilio Botín-Sanz de Sautuola y García de los Ríos, the Bank’s board of directors unanimously resolved to appoint Ms Ana Botín-Sanz de Sautuola y O’Shea as executive chairman of the Bank at its meeting of 10 September 2014.

At its meeting of 10 September, the appointments committee proposed such appointment pursuant to the provisions of article 24 of the Rules and Regulations of the Board. Having analysed the suitability of Ms Botín, the appointments committee found that she was the most appropriate person for the position, given her personal and professional qualities, her experience, her career within the Group and her unanimous national and international recognition.

The new chairman also assumed the chairmanship of the executive committee, of the international committee and of the innovation and technology committee (previously, technology, productivity and quality committee).

2.2 Renewal of the board and its committees and description of the process of selecting the members thereof

Renewal of other members of the board and its committees

At its meeting of 21 November 2014, the committee proposed the following appointments, which were approved by the board at its meeting of 25 November 2014:

•	Mr Bruce Carnegie-Brown, as vice-chairman, independent director and lead independent director.

•	Ms Sol Daurella Comadrán and Mr Carlos Fernández González, as independent directors.

•	Mr Rodrigo Echenique Gordillo, as vice-chairman of the Bank.

The new independent directors filled the vacancies created by the death of Mr Emilio Botín-Sanz de Sautuola y García de los Ríos as well as by the resignations of Mr Fernando de Asúa Álvarez and Mr Abel Matutes Juan. On 25 November 2014, also at the proposal of the committee, the board of directors appointed Mr José Antonio Álvarez Álvarez as chief executive officer, to replace Mr Javier Marín Romano.

At its meeting of 16 January 2015, the board of directors had approved the appointment of Mr Rodrigo Echenique Gordillo, vice-chairman of the board, as an executive director thereof with responsibility for the compliance function in accordance with the regulatory recommendations on corporate governance, also assuming the duties assigned to him by the chairman of the Bank.

At its meetings of 20 and 23 February 2015, the committee proposed to submit to the shareholders at the next general shareholders’ meeting the re-election as directors of Mr Juan Rodríguez Inciarte, Mr Matías Rodríguez Inciarte, Mr Juan Miguel Villar Mir and Mr Guillermo de la Dehesa Romero, the first two as executive directors, the third as independent non-executive director and the last as non-executive director (neither proprietary nor independent).

The committee also proposed to submit to the shareholders at the next general shareholders’ meeting the ratification of the appointments of Mr José Antonio Álvarez Álvarez, Mr Bruce Carnegie-Brown, Ms Sol Daurella Comadrán and Mr Carlos Fernández González, the first as executive director and the other three as independent directors. In the case of Mr Carlos Fernández González, the committee also proposed his re-election for a term of three years. The above proposals were approved by the board at its meeting of 23 February 2015.

Process of selecting new directors and the chairman of the risk supervision, regulation and compliance committee

Due to the vacancies left on the board by the death of the former chairman, Mr Emilio Botín Sanz de Sautuola y García de los Ríos, and the resignations from their posts and other positions on the board presented by the independent directors Mr Fernando de Asúa Álvarez and Mr Abel Matutes Juan, the appointments committee commenced a process to select new directors, with the assistance of the firm Russell Reynolds Associates, which engaged in the search process based on an evaluation of the skills of the board (using a skill map) to determine the profiles that would optimise the strategic objectives of the Group.

Various candidates were considered for each vacancy.

Pursuant to an analysis of competencies and diversity, the skills sought to be strengthened on the board were those relating to the following matters: business knowledge beyond banking, new technologies; strategy, international experience, and range of nationalities, and, lastly, diversity (particularly the number of women). Based on all of the foregoing, the committee proposed to the board the appointment as independent directors of Mr Bruce Carnegie-Brown, Ms Sol Daurella Comadrán and Mr Carlos Fernández González, whose profiles can be seen in the Group’s annual report.

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REPORT OF THE COMMITTEES	REPORT OF THE APPOINTMENTS COMMITTEE 2. ACTIVITIES DURING 2014

In selecting Mr José Antonio Álvarez Álvarez as CEO, the appointments committee considered several candidates, concluding that the then executive vice president in charge of the financial management and investor relations division of Grupo Santander was the most suitable person for this position.

2.3 Annual verification of the status of directors

Pursuant to article 6.3 of the Rules and Regulations of the Board, the appointments committee verified the status of each director at its meetings of 20 and 23 February 2015. Its proposal, which was submitted to the board of directors, which approved it at the board’s meeting of 23 February 2015, was the following:

i.	Executive directors: Ms Ana Botín-Sanz de Sautuola y O’Shea, Mr José Antonio Álvarez Álvarez, Mr Matías Rodríguez Inciarte, Mr Rodrigo Echenique Gordillo and Mr Juan Rodríguez Inciarte.
ii.	Proprietary non-executive director: Mr Javier Botín-Sanz de Sautuola y O’Shea. This classification is based on the definition contained in article 6.2.b) of the Rules and Regulations of the Board, which specifies that external or non-executive directors who hold or represent shareholdings equal to or greater than the one legally considered as significant, or who have been designated for their condition as shareholders despite their shareholdings not reaching the threshold to be considered significant, as well as anyone representing such shareholders, shall be considered proprietary directors.

iii.	Independent non-executive directors Mr Bruce Carnegie-Brown, Ms Sheila C. Bair, Mr Guillermo de la Dehesa Romero[5], Ms Sol Daurella Comadrán, Mr Carlos Fernández González, Ms Esther Giménez-Salinas i Colomer, Mr Ángel Jado Becerro de Bengoa, Ms Isabel Tocino Biscarolasaga and Mr Juan Miguel Villar Mir.

For all of the foregoing reasons, the board currently consists of 15 members, of which five are executive and 10 are non-executive. Of the latter, nine are independent and one is proprietary.

5.	Mr Guillermo de la Dehesa Romero will continue to be considered an independent non-executive director until the completion of his term at the next general shareholders’ meeting, and if re-elected at such time will be considered a non-executive director who is neither proprietary or independent due to having been in the position for more than 12 years at the expiration of his term.

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REPORT OF THE COMMITTEES	REPORT OF THE APPOINTMENTS COMMITTEE 2. ACTIVITIES DURING 2014

2.4 Evaluation of the suitability of the directors

Pursuant to the provisions of Act 10/2014, of 26 June, on the organisation, supervision and solvency of credit institutions, Royal Decree 84/2015, of 13 February, by which the Act 10/2014 is developed, and in accordance with the internal on-going selection and evaluation procedure approved by the board at its meeting of 24 June 2013, the committee has evaluated the members of the board, the executive vice presidents or persons holding similar positions, those responsible for internal control functions and those responsible in key positions for the daily performance of the banking activity of the Group (366 people in total at year-end 2014), concluding that they demonstrate commercial and professional integrity, as well as having suitable knowledge and experience to perform their duties. Likewise, the committee found that the members of the board are capable of carrying out good governance of the Bank and have sufficient professional experience in the management of credit institutions and effective capacity to make independent and autonomous decisions for the benefit of the Bank.

2.5 Appointment of members at the Board committees

At the proposal of the committee, and a result of the appointments and cessations described in section 2.3 above, the board has resolved to modify the composition of its committees, which will be comprised by the directors mentioned below for each of its committees:

Executive committee

Chairman: Ms. Ana Botín-Sanz de Sautuola y O’Shea.

Members: Mr José Antonio Álvarez Álvarez, Mr Matías Rodríguez Inciarte, Mr Rodrigo Echenique Gordillo, Mr Guillermo de la Dehesa Romero, Mr Bruce Carnegie-Brown and Ms Isabel Tocino Biscarolasaga.

General secretary: Mr Ignacio Benjumea Cabeza de Vaca.

Executive risk committee

Chairman: Mr Matías Rodríguez Inciarte.

Members: Mr Rodrigo Echenique Gordillo, Mr José Antonio Álvarez Álvarez, Mr Ángel Jado Becerro de Bengoa, Mr Juan Rodríguez Inciarte and Ms Isabel Tocino Biscarolasaga.

General secretary: Mr Ignacio Benjumea Cabeza de Vaca.

Audit committee

Chairman: Mr Guillermo de la Dehesa Romero.

Members: Mr Juan Miguel Villar Mir (who would also chair the committee from 27 March 2015, replacing Mr Guillermo de la Dehesa, who would step down as a member and chairman of the latter following his re-election as a director by shareholders at the general meeting, henceforth ceasing to have independent status), Mr Carlos González Fernández, Mr Ángel Jado Becerro de Bengoa and Ms Isabel Tocino Biscarolasaga.

General secretary: Mr Ignacio Benjumea Cabeza de Vaca.

Appointments committee

Chairman: Mr Bruce Carnegie-Brown.

Members: Mr Guillermo de la Dehesa Romero, Ms Sol Daurella Comadrán, Mr Carlos Fernández González and Mr Ángel Jado Becerro de Bengoa.

General secretary: Mr Ignacio Benjumea Cabeza de Vaca.

Remuneration committee

Chairman: Mr Bruce Carnegie-Brown.

Members: Mr Guillermo de la Dehesa Romero, Ms Sol Daurella Comadrán, Mr Ángel Jado Becerro de Bengoa and Ms Isabel Tocino Biscarolasaga.

General secretary: Mr Ignacio Benjumea Cabeza de Vaca.

Risk, regulation and compliance supervision committee

Chairman Mr Bruce Carnegie-Brown.

Members: Mr Guillermo de la Dehesa Romero, Ms Sheila C. Bair, Mr Carlos Fernández González, Mr Ángel Jado Becerro de Bengoa, Ms Isabel Tocino Biscarolasaga and Mr Juan Miguel Villar Mir.

General secretary: Mr Ignacio Benjumea Cabeza de Vaca.

International committee

Chairman: Ms. Ana Botín-Sanz de Sautuola y O’Shea.

Members: Mr José Antonio Álvarez Álvarez, Mr Rodrigo Echenique Gordillo, Mr Guillermo de la Dehesa Romero and Ms Esther Giménez-Salinas i Colomer.

General secretary: Mr Ignacio Benjumea Cabeza de Vaca.

Innovation and technology committee (previously, technology, productivity and quality committee)

Chairman: Ms. Ana Botín-Sanz de Sautuola y O’Shea.

Members: Mr Rodrigo Echenique Gordillo, Mr Matías Rodríguez Inciarte, Mr Guillermo de la Dehesa Romero, Mr Bruce Carnegie-Brown, Mr José Antonio Álvarez Álvarez and Ms Esther Giménez-Salinas i Colomer.

General secretary: Mr Ignacio Benjumea Cabeza de Vaca.

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REPORT OF THE COMMITTEES	REPORT OF THE APPOINTMENTS COMMITTEE 2. ACTIVITIES DURING 2014

2.6 Participation in the board’s self-evaluation process

In line with the provisions of the Rules and Regulations of the Board, the on-going self-evaluation exercise performed by the board with the support of the firm Spencer Stuart, on the basis of a questionnaire and personal interviews with the directors, includes a special section for the individual evaluation of the chairman of the board, the chief executive officer and the other directors, as well as an independent evaluation based, among other things, on benchmarking with respect to other comparable international banks.

The last self-evaluation exercise focused on the following subjects: organisation, operation and content of the board and its committees; comparison with other international banks; and open questions relating to the future (strategy and internal and external factors that may affect the Group) and other matters of interest.

As in recent years, the directors highlighted the following as strengths of the Group’s corporate governance: the high level of devotion and commitment of the members of the board and their involvement in the control of all risks, not merely credit risks; the directors’ experience in and knowledge of the banking business; balance between executive and non-executive directors, both on the board and on its committees; and the very good operation of the board committees, particularly the executive committee.

For the independent evaluation exercise, Spencer Stuart performed a comparison with 23 leading international financial institutions with regard to the composition and dedication of the board, remuneration, and other aspects of corporate governance, according to which the Bank is in a very notable position.

2.7 Appointment of the members of senior management who are not directors

During financial year 2014 and January 2015, the committee has reported favourably on the following appointments approved by the board of directors:

•	Mr Javier Maldonado Trinchant, as executive vice president of the regulatory projects control and coordination.

•	Mr Víctor Matarranz Sanz de Madrid, as executive vice president of the chairman’s office and strategy areas.

•	Mr Jacques Ripoll, as executive vice president responsible for the wholesale banking division.

•	Mr Andreu Plaza López, as executive vice president responsible for the technology and operations division.

•	Mr Rami Aboukhair, as executive vice president responsible for Retail Banking within Santander Spain.

•	Mr José Luis de Mora Gil-Gallardo, as executive vice president responsible for financial planning and corporate development.

•	Ms Mónica López-Monís Gallego, as executive vice president and chief compliance officer.

2.8 Training of directors and information programme

An on-going director training programme was implemented as a result of a board self-evaluation carried out in 2005.

Seven meetings were held in 2014 with an average attendance of nine directors, who devoted approximately one hour to each session. Various issues were reviewed in depth at such meetings, including: risk decision systems and future trends, the technological implications of the new regulatory system and the European Bank Recovery and Resolution Directive, as well as aspects relating to the Group’s business in capital markets, operational risk, the Advanced Management Model, and the new European supervisory authority.

The Rules and Regulations (article 21.7) provide that the board shall make available to new directors an information programme providing quick and sufficient information regarding the Bank and its Group.

The board members Mr Bruce Carnegie-Brown, Ms Sol Daurella Comadrán and Mr Carlos Fernández González, appointed by resolution of the board at its meeting of 25 November 2014, attend an information programme for new directors, which addressed the following matters:

•	General presentation of the Group and of the regulatory context within which it operates.

•	Main territories and businesses of the Group.

•	Key support areas (technology and operations, risk and audit).

•	Sustainability, communication and the Santander brand.

2.9 Institutional documentation

At its meetings of 20 and 23 February 2015, the committee reported favourably on this report, the director remuneration report and the Group’s annual report, which were approved by the board on 23 February 2014.

2.10 Self-evaluation

The committee draws on the advice of Spencer Stuart in the ongoing self-evaluation process it carries out with the board, its committees, and the directors.

2.11 Civil liability insurance

A proposal to renew the civil liability insurance policy for directors and executives of the Group was approved by the board at its meeting of 23 October 2014. A report on said renewal was given to the committee at its meeting of 22 September 2014.

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REPORT OF THE COMMITTEES	REPORT OF THE APPOINTMENTS COMMITTEE 3. CONCLUSION

3. Conclusion

During financial year 2014, the appointments committee has satisfactorily discharged the duties assigned thereto by the Bylaws and the Rules and Regulations of the Board.

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REPORT OF THE COMMITTEES

Report of the remuneration committee 2014

1	2	3	4

Introduction	Report on the director remuneration policy	Remuneration of the members of senior management who are not directors	Conclusion

	2.1 Principles of the remuneration policy

	2.2 Principles of corporate governance regarding remuneration

	2.3 Remuneration policy in 2014

	2.4 Individual remuneration of directors for all items in 2014

	2.5 Director remuneration policy

	2.6 Preparatory work and decision-making process with a description of the participation of the remuneration committee and the identity of the external advisors Annex

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REPORT OF THE COMMITTEES	REPORT OF THE REMUNERATION COMMITTEE 2. REPORT ON THE DIRECTOR REMUNERATION POLICY

1. Introduction

Regulation

The Bylaws contain the basic rules and regulations for the remuneration committee, which are supplemented and further developed by the Rules and Regulations of the Board1, which define the composition, operation and powers of the committee.

Under the provisions of article 54.1 of the Bylaws and article 17.10 of the Rules and Regulations of the Board, at its meeting of 23 October 2014, the board of directors resolved to separate the appointments and remuneration committee into two committees. The appointments committee assumed the duties relating to appointments contained in article 17.4 of the Rules and Regulations of the Board, and the remuneration committee assumed those included in article 17.5 of the Rules and Regulations of the Board, as well as, in both cases, any other duties corresponding thereto under applicable law.

Without prejudice to the foregoing, the board of directors will submit for approval of the shareholders at the 2015 ordinary general shareholders’ meeting a bylaw amendment separately governing both committees.

Duties

The powers of the remuneration committee may be grouped into the following basic categories:

1. Remuneration of directors

•	Propose to the board the director remuneration policy and prepare the annual report on the director remuneration policy.

•	Propose to the board the individual compensation of the executive directors and, if applicable, external directors, for the performance of duties other than those of a mere director.

•	Ensure compliance with the director remuneration policy and transparency of remuneration, and regularly review remuneration programmes.

2. Remuneration of the members of senior management who are not directors

•	Propose to the board the remuneration policy for the members of senior management.

•	Propose to the board the basic terms of the contracts and remuneration of the members of senior management.

•	Ensure compliance with the policy established for remuneration of the members of senior management.

3. Remuneration of other members of management whose activities might have an impact on the Group’s assumption of risks

•	Propose to the board the remuneration of other executives who, although not belonging to senior management, have significant remuneration, particularly variable remuneration, and whose activities might have a significant impact on the Group’s assumption of risks.

4. Other activities

•	Prior to authorisation thereof by the board, and when necessary, report on transactions entered into by the Bank directly or indirectly with directors, significant shareholders or shareholders represented on the board or persons related thereto[2].

Composition of the committee and attendance at its meetings in 2014

At the date hereof, the composition of the remuneration committee is as follows :

Chairman:

Mr Bruce Carnegie-Brown (vice-chairman of the board and lead director)

Members:

Mr Guillermo de la Dehesa Romero3 (Vice chairman of the board) Ms Sol Daurella Comadrán

Mr Ángel Jado Becerro de Bengoa

Ms Isabel Tocino Biscarolasaga

General secretary:

Mr Ignacio Benjumea Cabeza de Vaca

1.	The committee is governed by article 54 of the Bylaws and article 17 of the Rules and Regulations of the Board. In addition, articles 21, 23, 24, 27, 28, 29, 30 and 33 of such Rules and Regulations specifically regulate certain aspects of its activities. The Bylaws and the Rules and Regulations of the Board of Banco Santander are published on the Group’s website (www.santander.com).
2.	However, the board of directors will submit to the 2015 ordinary general shareholders’ meeting a bylaw amendment vesting this power in an audit committee, in line with the default provision of the Companies Act since the entry into force of Law 31/2014, of 3 December.
3.	Mr Guillermo de la Dehesa Romero will continue as an independent non-executive director until the completion of his term at the next general shareholders’ meeting, at which it is expected that his re-election will be proposed. If re-elected, he will be considered from that time to be a non-executive director who is neither proprietary or independent due to having been in the position for more than 12 years at the expiration of his term. It is expected that Mr de la Dehesa continue to be a member of this committee.

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REPORT OF THE COMMITTEES	REPORT OF THE REMUNERATION COMMITTEE 1. INTRODUCTION

The Bylaws and the Rules and Regulations of the Board4 provide that the remuneration committee may only be comprised of non-executive directors, with the presence of a majority of independent directors, and that its chairman must be an independent director.

All members of the committee are non-executive directors, and its chairman is an independent non-executive director.

All of the directors forming part of the remuneration committee have a demonstrated capacity to carry out their duties on such committee due to their banking experience and knowledge in the area of remuneration.

In addition, since the members of the committee sit on other committees of the board (executive committee, risk committee, audit committee, appointments committee and risk supervision, regulation and compliance committee), continuously updated information is available on the risks, capital base and liquidity of the Group, which is particularly significant in the establishment of remuneration systems, the control thereof, and the determination of the specific amounts of variable remuneration, among other things.

Participation of the members of the remuneration committee in the executive, risk, audit, appointments, and risk supervision, regulation and compliance committees

The secretary of the remuneration committee is the general secretary and secretary of the board of directors.

Pursuant to its rules and regulations, the remuneration committee meets as often as called by resolution of the committee itself or of the chairman thereof, and at least four times a year.

At its meeting of 23 October 2014, the board of directors unanimously resolved to separate the appointments and remuneration committee into two committees. Until that date, the committee had met on 12 occasions with an average dedication of approximately 36 hours per director to prepare and participate in the meetings. Subsequently during financial year 2014, the remuneration committee held 4 meetings, with an average dedication of approximately 12 hours per director.

Attendance at meetings of the remuneration committee in 2014 was as follows:

Number of meetings and attendance[1]
Mr Fernando de Asúa Álvarez[2]	16/16
Mr Guillermo de la Dehesa Romero	16/16
Mr Rodrigo Echenique Gordillo[3]	16/16
Ms Isabel Tocino Biscarolasaga	15/16

1.	Corresponds to the sum of attendance numbers, first at meetings of the appointments and remuneration committee, and subsequently at meetings of the remuneration committee.
2.	Ceased to be a member of the committee on 12 February 2015.
3.	Ceased to be a member of the committee on 16 January 2015.

The chart below shows the approximate amount of time devoted to each area of responsibility at the meetings held by the committee during financial year 2014.

Approximate time dedicated to each duty %

Minutes are taken of the meetings of the remuneration committee, a copy of which is made available to all of the directors.

Operation of the committee

The committee is authorised to request the assistance of experts, subject to the provisions of the Rules and Regulations of the Board.

Related-party transactions

To the knowledge of the Bank, no member of the board of directors, no person represented by a director, and no company of which such persons, or persons acting in concert with them or through nominees therein, are directors, members of senior management or significant shareholders, has to the Bank’s awareness entered into any significant transaction or any transaction on non-customary market conditions with the Bank during financial year 2014 and through the date of publication of this report.

The board, without the intervention of the interested party and on a prior favourable report of the remuneration committee, authorised the sale by the Bank under market conditions of 2,403,923 shares of MED 2001 Inversiones, Sicav, S.A., of which it was the owner, to Mr Ángel Jado Becerro de Bengoa and companies of his family group.

4.	The composition of the remuneration committee is regulated by articles 54 of the Bylaws and 17 of the Rules and Regulations of the Board.

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REPORT OF THE COMMITTEES	REPORT OF THE REMUNERATION COMMITTEE

2. Report on the director remuneration policy

The remuneration committee has prepared this report5, which sets forth the standards and grounds that this collective decision-making body uses to determine the remuneration of the members of the board of directors for the last financial year and for the current year. Additionally, based on the information herein for financial years 2014 and 2015, the remuneration committee has prepared the annual report on director remuneration required by section 541 of the Companies Act following the model established in Circular 4/2013 of the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores), which shall be made available to the shareholders on occasion of the call to the ordinary general shareholders’ meeting of 2015 and shall be submitted to a consultative vote as a separate item on the agenda.

This report also includes the content required by sub-section 2 of section 529 novodecies of the Companies Act in relation to the proposed director remuneration policy for 2015 and 2016 which, in application of the new legal rules, the board of directors submits to binding approval of the shareholders at the ordinary general shareholders’ meeting 2015 as a separate item on the agenda. The committee is of the opinion that said proposal conforms to the principles of the Company’s remuneration policy and to the by-law mandated remuneration system described in section 2.5 of this report.

2.1 Principles of the remuneration policy

a) Remuneration of directors in their capacity as such

The individual remuneration of directors, whether executive or not, for the performance of the duties of supervision and collective decision-making, shall be determined by the board of directors, within the maximum set by the shareholders, based on the positions held by the directors on the collective decision-making body itself and membership on and attendance at the various committees, as well as any other objective circumstances that the board may take into account.

b) Remuneration of the executive directors

The principles of the remuneration policy for executive directors of the Bank are the following:

•	That remuneration be compatible with rigorous management of risks, without favouring an inappropriate assumption thereof, and that is aligned with the interests of the shareholders, fostering the long-term creation of value.

•	That fixed remuneration represent a significant proportion of total compensation.

•	That variable remuneration give recompense for performance in achieving the goals of the Group.

•	That the overall remuneration package and the structure thereof be competitive, facilitating the attraction, retention, and appropriate remuneration of the directors and executives.

Banco Santander performs an annual comparative review of the total compensation of the executive directors and senior executives.

2.2 Principles of corporate governance regarding remuneration

a) Engagement of the board

The board of directors itself, at the proposal of the remuneration committee, is the body that approves the annual director remuneration policy report submitted to a consultative vote of the shareholders at the general shareholders’ meeting. Additionally, the board, at the proposal of such committee, proposes the director remuneration policy, approves the individual remuneration thereof, including that of the executive directors and, if appropriate, the non-executive directors, for the performance of duties other that of a director, and establishes the other terms of their contracts.

b) Transparency

Banco Santander believes transparency to be a basic principle in corporate governance, and has acted in advance of the regulatory requirements that now apply in this area.

5.	Note 5 to the Group’s legal report provides information regarding director remuneration for financial year 2014.

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REPORT OF THE COMMITTEES	REPORT OF THE REMUNERATION COMMITTEE 2. REPORT ON THE DIRECTOR REMUNERATION POLICY

2.3 Remuneration policy applied in 20146

2.3.1 Remuneration of directors for the performance of duties of supervision and collective decision-making Bylaw-mandated payments

i) Composition and limits

At the ordinary general shareholders’ meeting on 22 March 2013, the shareholders approved an amendment of the Bylaws, such that remuneration of directors for their status as such now consists of a fixed annual amount determined at the general shareholders’ meeting. Such amount shall remain in effect until the shareholders resolve to amend it, though the board may reduce its amount in the years it considers such reduction appropriate. The remuneration established at the general shareholders’ meeting for financial year 2014 was 6 million euros, with two components: (a) annual allotment and (b) attendance fees.

The remuneration of each one of the directors in their capacity as such has been determined by the board of directors based on the positions held by the directors on the collective decision-making body, membership on and attendance at the various committees, and any other objective circumstances evaluated by the board.

The total amount accrued by the board in 2014 in bylaw-mandated payments was 4.4 million euros, which is 27.2% less than the amount approved at the general shareholders’ meeting.

Independently of the directors’ right to receive remuneration for their status as such, they are also entitled to receive such other compensation (salaries, incentives, bonuses, pensions, insurance and severance payments) as, following a proposal made by the remuneration committee and upon resolution by the board of directors, may be considered appropriate in consideration for the performance of other duties in the Company, whether they are the duties of an executive director or otherwise, other than the duties of supervision and collective decision-making that they discharge in their capacity as members of the board.

ii) Annual allotment

The amounts received individually by the directors for the most recent financial years based on the positions held on the board and for belonging to the various committees thereof were as follows:

Amount in euros
Amounts per director:	2014	2013	2012	2011	Var (%)
Members of the board of directors	84,954	84,954	84,954	99,946	-15.00%
Members of the executive committee	170,383	170,383	170,383	200,451	-15.00%
Report of the audit committee	39,551	39,551	39,551	46,530	-15.00%
Report of the appointments committee[1]	23,730	23,730	23,730	27,918	-15.00%
Report of the remuneration committee[1]	23,730	23,730	23,730	27,918	-15.00%
Members of the risk supervision, regulation and compliance committee[2]	20,697	—	—	—	—
Chairman of the risk supervision, regulation and compliance committee[2]	26,164	—	—	—	—
Non-executive vice-chairmen[3]	28,477	28,477	28,477	33,502	-15.00%

1.	The data for financial years 2011 to 2013 correspond to the amounts received by the members of the appointments and remuneration committee -23,730 euros in 2012 and 2013 and 27,918 euros in 2011- prior to its separation into the appointments committee and the remuneration committee.
2.	Held its first meeting on 23 July 2014.
3.	The 2013 amount was paid to Mr Guillermo de la Dehesa and Mr Manuel Soto Serrano in proportion to the time during which the position was held during the year by each of them. The 2012 and 2011 amounts were paid to Mr Manuel Soto Serrano.

As shown in the table, the amounts have not changed since 2012, when they were reduced by 15% from the preceding year.

6.	The information contained in this section will be included in the annual remuneration report for 2014 and 2015, which will be submitted to a vote of the shareholders at the 2015 ordinary general shareholders’ meeting on a consultative basis.

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REPORT OF THE COMMITTEES	REPORT OF THE REMUNERATION COMMITTEE 2. REPORT ON THE DIRECTOR REMUNERATION POLICY

Set forth below is an individualised breakdown of the amount received for this remuneration item for the last two financial years.

Amount in euros
			2014
				Director
Directors	Executive	Non-executive	Board	EC	AC	ARC	NC	RC	RSRCC	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea			84,954	170,383	—	—	—	—	—	255,337
Mr Matías Rodríguez Inciarte			84,954	170,383	—	—	—	—	—	255,337
Mr Guillermo de la Dehesa Romero			113,431	170,383	39,551	19,244	4,486	4,486	—	351,581
Mr Rodrigo Echenique Gordillo[1]			84,954	170,383	12,245	19,244	4,486	4,486	20,697	316,495
Ms. Sheila C. Bair[2]			78,902	—	—	—	—	—	20,697	99,599
Mr Javier Botín -Sanz de Sautuola y O’Shea[3]			84,954	—	—	—	—	—	—	84,954
Ms Esther Giménez-Salinas i Colomer			84,954	—	—	—	—	—	—	84,954
Mr Ángel Jado Becerro de Bengoa			84,954	—	—	—	—	—	20,697	105,651
Mr Juan Rodríguez Inciarte			84,954	—	—	—	—	—	—	84,954
Ms Isabel Tocino Biscarolasaga			84,954	170,383	—	19,244	—	4,486	—	279,067
Mr Juan Miguel Villar Mir			84,954	—	—	—	—	—	—	84,954
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos[4]			58,653	117,634	—	—	—	—	—	176,287
Mr Javier Marín Romano[5]			84,954	170,383	—	—	—	—	—	255,337
Mr Fernando de Asúa Álvarez[6]			113,431	170,383	39,551	19,244	4,486	4,486	46,861	398,442
Mr Vittorio Corbo Lioi[7]			47,714	—	—	—	—	—	—	47,714
Mr Abel Matutes Juan[8]			84,954	—	39,551	—	4,486	—	—	128,991
Lord Burns (Terence)[9]			—	—	—	—	—	—	—	—
Mr Alfredo Sáenz Abad[10]			—	—	—	—	—	—	—	—
Mr Manuel Soto Serrano[10]			—	—	—	—	—	—	—	—

Totals			1,346,626	1,310,315	130,898	76,976	17,944	17,944	108,952	3,009,654

1. Executive director as from 16 January 2015.	Proprietary	EC: Executive committee
2. Appointed director on 27 January 2014	Independent	AC: Audit committee
3. All amounts received were reimbursed to Fundación Marcelino Botín.	Non-executive, neither proprietary nor independent	ARC: Appointments and Remuneration Committee
4. Ceased to be a director due to death on 9 September 2014.		AC: Appointments Committee
5. Ceased to be a director on 12 January 2015.		RC: Remuneration Committee
6. Ceased to be a director on 12 February 2015.		RSRCC: Risk supervision, regulation and compliance committee
7. Ceased to be a director on 24 July 2014.		ACC: Audit and compliance committee
8. Ceased to be a director on 18 February 2015.
9. Ceased to be a director on 31 December 2013.
10. Ceased to be a director on 29 April 2013.

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REPORT OF THE COMMITTEES	REPORT OF THE REMUNERATION COMMITTEE 2. REPORT ON THE DIRECTOR REMUNERATION POLICY

2013
	Director
Board	EC	ACC	ARC	Total	Change (%)
84,954	—	—	—	255,337	0.00
84,954	170,383	—	—	255,337	0.00
104,225	170,383	26,765	23,730	325,102	7.53
84,954	170,383	39,551	23,730	318,618	-0.67
—	—	—	—	—	—
84,954	—	—	—	84,954	0.00
84,954	—	—	—	84,954	0.00
84,954	—	—	—	84,954	19.59
84,954	—	—	—	84,954	0.00
84,954	115,300	—	23,730	223,984	19.74
55,627	—	—	—	55,627	34.52
84,954	170,383	—	—	255,337	-44.84
57,489	115,300	—	—	172,790	32.33
113,431	170,383	39,551	23,730	347,095	12.89
84,954	—	—	—	84,954	-78.05
84,954	—	39,551	—	124,505	3.48
84,954	—	—	—	84,954	—
27,697	55,550	—	—	83,247	—
36,982	—	12,895	7,737	57,613	—

1,414,900	1,308,448	158,312	102,656	2,984,317	0.84

iii) Attendance fees

By resolution of the board, at the proposal of the remuneration committee, the amount of attendance fees applicable to meetings of the board and the committees thereof –excluding the executive committee, for which no fees are provided– during 2014 has been the same as that established since 2008. The amounts are the following:

Amount in euros	2008-2014
Attendance fees per meeting
Board of directors
Resident directors	2,540
Non-resident directors	2,057
Risk committee, audit committee and risk supervision, regulation and compliance committee*
Resident directors	1,650
Non-resident directors	1,335
Other committees (excluding executive committee)
Resident directors	1,270
Non-resident directors	1,028

*	Held its first meeting on 23 July 2014.

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REPORT OF THE COMMITTEES	REPORT OF THE REMUNERATION COMMITTEE 2. REPORT ON THE DIRECTOR REMUNERATION POLICY

Set forth below is an individualised breakdown of the amount received for this remuneration item for the last two financial years.

Amount in euros
			2014			2013
Directors	Executive	Non-executive	Board	Other fees	Total	Board	Other fees	Total	Change (%)
Ms Ana Botín-Sanz de Sautuola y O’Shea			29,281	2,056	31,337	25,400	3,810	29,210	6.79
Mr Matías Rodríguez Inciarte			38,100	158,400	196,500	30,480	160,050	190,530	3.04
Mr Guillermo de la Dehesa Romero			38,100	48,120	86,220	33,020	36,060	69,080	19.88
Mr Rodrigo Echenique Gordillo[1]			35,560	152,070	187,630	33,020	111,070	144,090	23.21
Ms. Sheila C. Bair[2]			22,627	6,675	29,302	—	—	—	—
Mr Javier Botín -Sanz de Sautuola y O’Shea[3]			25,400	—	25,400	27,940	—	27,940	-10.00
Ms Esther Giménez-Salinas i Colomer			35,560	—	35,560	27,940	1,270	29,210	17.86
Mr Ángel Jado Becerro de Bengoa			38,100	8,250	46,350	30,480	—	30,480	34.24
Mr Juan Rodríguez Inciarte			38,100	86,690	124,790	33,020	94,050	127,070	-1.83
Ms Isabel Tocino Biscarolasaga			35,560	170,850	206,410	33,020	175,040	208,060	-0.80
Mr Juan Miguel Villar Mir			20,320	—	20,320	15,240	—	15,240	25.00
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos[4]			20,320	1,270	21,590	33,020	5,080	38,100	-76.47
Mr Javier Marín Romano[5]			35,560	2,540	38,100	15,240	2,540	17,780	53.33
Mr Fernando de Asúa Álvarez[6]			35,560	210,710	246,270	33,020	199,030	232,050	5.77
Mr Vittorio Corbo Lioi[7]			8,228	—	8,228	20,570	—	20,570	-150.00
Mr Abel Matutes Juan[8]			27,940	25,770	53,710	25,400	19,420	44,820	16.55
Lord Burns (Terence)[9]			—	—	—	18,513	—	18,513	—
Mr Alfredo Sáenz Abad[10]			—	—	—	17,780	2,540	20,320	—
Mr Manuel Soto Serrano[10]			—	—	—	15,240	63,720	78,960	—

Totals			484,316	873,401	1,357,717	442,943	869,870	1,312,813	3.31

1.	Executive director as from 16 January 2015.
2.	Appointed director on 27 January 2014
3.	All amounts received were reimbursed to Fundación Marcelino Botín.
4.	Ceased to be a director due to death on 9 September 2014.
5.	Ceased to be a director on 12 January 2015.
6.	Ceased to be a director on 12 February 2015
7.	Ceased to be a director on 24 July 2014.
8.	Ceased to be a director on 18 February 2014.
9.	Ceased to be a director on 31 December 2013.
10.	Ceased to be a director on 29 April 2013.
Proprietary
Independent
Non-executive, neither proprietary nor independent

2.3.2 Remuneration of directors for the performance of executive duties

(i) Policy applied

The policy applied to the remuneration of directors in 2014 for the performance of executive duties was approved by the board of directors and submitted to a consultative vote of the shareholders at the general shareholders’ meeting of 28 March 2014 (as part of the annual director remuneration report for 2013), with 91.422% of the votes in favor. In 2014:

•	Fixed remuneration has represented a significant proportion of total compensation.

•	The total variable remuneration has been made up of: (i) a “Bonus”, to be received partly in cash and partly in shares, while deferring collection of a portion of the Bonus for three years; and (ii) a long-term incentive or “LTI” that, if applicable, will be entirely received in shares on a deferred basis.

•	By resolution of the shareholders at the 28 March 2014 meeting, the variable components of the executive directors’ total remuneration (including the Bonus and the LTI) for financial year 2014 was limited to 200% of the fixed components.

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REPORT OF THE COMMITTEES	REPORT OF THE REMUNERATION COMMITTEE 2. REPORT ON THE DIRECTOR REMUNERATION POLICY

A)	The 2014 Bonus for the executive directors was determined based on the bonus approved by the board for 2013 (“authorised bonus”)[7], considering certain quantitative metrics as well as additional qualitative factors:

a) Quantitative metrics:

•	75% of the Bonus has been set based on NOP for 2014[8], compared with that recorded in 2013.

•	25% of the Bonus has been set based on the return on risk-weighted assets (Rorwa) in 2014 compared with that estimated and adjusted for annual growth in NOP.

For purposes of applying the above metrics, it has been deemed that the NOP and Rorwa of the Group, and for the directors in charge of a specific business division, are also considered the results of the division that they manage. In the case of Ms Ana Botín-Sanz de Sautuola y O’Shea, due to her being the CEO of Santander UK plc until her appointment as executive chairman of the Group, the metrics of Santander UK plc have been used to set the bonus for the first 8 months of 2014 and those of the Group as a whole for the rest.

b) Additional qualitative factors:

In order to evaluate the quality of the results of the above metrics and to determine the individual Bonus, the following factors have also been taken into account:

•	Appropriate risk management and efficient consumption of capital.

•	Benchmarking of results against competing institutions.

•	Benchmarking of customer satisfaction against competing institutions.

•	Changes in core capital, the Group’s economic capital, the balance sheet and other relevant management factors.

c) Additional conditions:

Finally, in determining the Bonus, it was verified that none of the following circumstances have occurred:

•	The NOP of the Group for 2014 were not less than 50% of those for financial year 2013. If this occurred, the remuneration committee would have analysed the results and determined a Bonus that would in no case exceed 50% of the bonus authorised for 2013.
•	The NOP of the Group has not been negative. If this occurred, the Bonus would have been zero.

Form of payment of the Bonus of the executive directors: The Bonus is paid 50% in cash and 50% in shares, part in 2015 and the deferred portion over three years, as follows:

•	40% of the Bonus is paid in 2015, in halves and net of taxes, in cash and shares.

•	The remaining 60% will be deferred in thirds and will be paid, if applicable, in 2016, 2017 and 2018. The corresponding amount will be paid each year net of taxes, half in cash and half in shares.

The part paid in shares may not be sold until the passage of one year from delivery thereof.

B)	The LTI of the executive directors has been set by the board, upon a proposal of the remuneration committee, at an amount equal to 15% of the benchmark bonus at the start of the year. This incentive has been assigned taking into account the relative performance of total shareholder return (TSR) of the Bank during financial year 2014 compared to a peer group of 15 credit institutions (the “Peer Group”).

Ranking of Santander’s TSR	%
From 1st to 8th	100
From 9th to 12th	50
From 13th to 16th	0

As Santander’s TSR was in 4th place, the ratio applied to 15% of the benchmark bonus was 100%.

TSR measures the return on investment for shareholders as a sum of the change in share price plus dividends and other similar items (including the scrip dividend scheme -Santander dividendo elección-) that the shareholder may receive during the period in question.

The Peer Group was made up of entities identified at the beginning of financial year 2014 and were the following: HSBC, BNP Paribas, Société Générale, JP Morgan, Citigroup, BBVA, Nordea, Unicredito, Intesa SanPaolo, Itaú-Unibanco, Bank of Nova Scotia, Deutsche Bank, Lloyds, Bradesco and UBS.

7.	The bonus authorised for Ms Ana Botín-Sanz de Sautuola y O´Shea has been modified to take into account her new position as executive chairman of the Group; that for Mr Juan Rodríguez Inciarte to revise the terms of his remuneration at the beginning of the financial year to conform them to references to the market for executive directors of other comparable institutions; and that for Mr Javier Marín Romano to conform them to the reference to his position as CEO for a full year in that position.

8.	NOP is attributed net ordinary profits, adjusted positively or negatively for those transactions that in the opinion of the board involve an impact outside of the performance of the directors being evaluated, for which purpose, there is an evaluation of extraordinary profits, corporate transactions, special allowances, or accounting or legal adjustments that may occur during the year.

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REPORT OF THE COMMITTEES	REPORT OF THE REMUNERATION COMMITTEE 2. REPORT ON THE DIRECTOR REMUNERATION POLICY

The LTI thus determined for each beneficiary is referred to as the “Approved LTI Amount”, and the accrual and amount thereof are linked to the level of achievement of the multiyear objectives described below. For each executive director, the Approved LTI Amount determines the maximum number of shares that they might receive, which number has been calculated taking into account the listing price of Santander’s shares for the 15 trading sessions prior to 16 January 2015 –the date on which the board approved the Bonus for the executive directors for financial year 2014–, which resulted in 6.186 euros per share.

The accrual of LTI and the amount thereof are subject to the relative performance of Banco Santander’s TSR compared to that of the entities of the Peer Group over a multiyear period. Each year, there will be a determination of the amount, if any, that corresponds to each executive director in connection with the LTI (the “Annual LTI Amount”), applying the percentage from the following table to one third of the Approved LTI Amount for such year:

Ranking of Santander’s TSR	% to be paid
From 1st to 4th	100
5th	87.5
6th	75
7th	62.5
8th	50
From 9th to 16th	0

For the 2016 accrual, the benchmark TSR will be that accumulated between 1 January 2014 and 31 December 2015; for the 2017 accrual, the benchmark TSR will be that accumulated between 1 January 2014 and 31 December 2016; and for the 2018 accrual, the benchmark TSR will be that accumulated between 1 January 2014 and 31 December 2017.

Form of payment of the LTI of the executive directors: The LTI will be paid wholly in shares in 2016, 2017 and 2018.

Continuity and bad actor (malus) clauses applicable to the Bonus and the LTI

In addition to continuity of the beneficiary within the Group9, the accrual of the deferred remuneration (both the LTI and the deferred portion of the Bonus) is subject to none of the following circumstances arising, in the opinion of the board of directors at the proposal of the remuneration committee, during the period before each delivery as a consequence of actions taken in 2014:

(i)	Poor financial performance of the Group.

(ii)	Violation by the beneficiary of internal regulations, particularly those relating to risks;

(iii)	Material restatement of the Group’s financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards; or

(iv)	Significant changes in the financial capital or risk profile of the Group.

The board of directors, at the proposal of the appointments and remuneration committee and based on the level of achievement of such conditions, will each year determine the specific amount of the deferred amount of the Bonus and the Annual LTI Amount to be paid.

Other rules applicable to the Bonus and the LTI

•	The hedging of Santander shares received during the retention and deferral periods is expressly prohibited. The sale of shares is also prohibited for one year from the receipt thereof.

•	On the occasion of each delivery of shares in 2016, 2017 and 2018, if any, the executive directors shall be paid an amount in cash equal to the dividends corresponding to such shares, and to the interest accrued on the portion of the deferred amount of the Bonus to be paid in cash, in both cases, from the date of payment of the percentage of immediate payment of the Bonus through the date of payment of the corresponding Bonus or LTI. In those cases in which the scrip dividend scheme (Santander dividendo elección) applies, the price paid shall be the price offered by the Bank for the bonus share rights corresponding to such shares.

To the extent that both the Bonus as well as the LTI involve the delivery of shares of the Bank, the board of directors submitted to the shareholders at the ordinary general shareholders’ meeting in 2014, which so approved, the application of the fourth cycle of the Deferred and Conditional Variable Remuneration Plan, through which the Bonus is implemented, and the first cycle of the Performance Shares Plan, which is used to implement the LTI.

9.	When termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in Section 10.3 of Royal Decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the LTI and the deferred amount of the Bonus (as well as applicable dividends and interest) shall remain under the same conditions in force as if none of such circumstances had occurred.

In the case of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the LTI or the deferred amount of the Bonus in advance. If the beneficiary or the successors thereof maintain the right to receive the LTI or the deferred amount of the Bonus (as well as the corresponding dividends and interest), they shall be delivered within the periods and on the terms provided in the rules for the respective plans.

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(ii) Gross annual salary

The executive directors’ gross annual salary for 2014 was as follows:

Thousands of euros	2014		2013
Executive directors
Ms Ana Botín-Sanz de Sautuola y O’Shea[1]
CEO Santander UK	1,392		2,005
Executive chairman	833		—
Mr Matías Rodríguez Inciarte	1,710		1,710
Mr Juan Rodríguez Inciarte	1,200	[2]	987
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos[3]	930		1,344
Mr Javier Marín Romano[4] and [5]
CEO Banco Santander	2,000		1,333
Executive Vice President	—		267

Total	8,065		7,646

1.	As stated in the annual remuneration report 2013, which was approved on a consultative basis by the shareholders at the Bank’s ordinary general shareholders’ meeting of 28 March 2013, the gross annual salary to which she was entitled in 2014 for performing his duties as CEO of Santander UK was 1,702 thousand pounds (2,005 thousand euros given the average exchange rate for 2013). After her appointment as executive chairman of Banco Santander on 10 September 2014, this amount was revised to reflect her new responsibilities, and were set at 2.5 million euros.

The amounts in euros appearing in the table above for 2014 include the portion relating to duties as CEO of Santander UK (1,392 thousand euros) and the portion corresponding to duties as executive chairman of the Group (833 thousand euros).

2.	At the proposal of the committee, the board resolved to revise the gross annual salary of Mr Juan Rodríguez Inciarte to properly reflect his level of responsibility within the Group, and also to adjust his remuneration to market rates for executive directors at other comparable institutions, as appears in the annual remuneration report for 2013, which was approved on a consultative basis by the shareholders at the ordinary general shareholders’ meeting of the Bank held on 28 March 2014.
3.	Ceased to be a director due to death on 9 September 2014.
4.	Ceased to be a director on 12 January 2015.
5.	The actual amount received in 2013 was 1,600 thousand euros, which is the sum of his remuneration as senior executive vice president of the Bank for the first four months of the year (267 thousand euros) and his remuneration as CEO for the remaining eight months (1,333 thousand euros).

(iii) Variable remuneration

The board has approved the Bonus and the LTI of the executive chairman, of the former CEO, and of the other executive directors, upon a proposal of the remuneration committee, which has taken into account the standards referred to in paragraph (i) above and the work of the committee in evaluating remuneration risks10.

Calculation methodology

A) Determination of the individual Bonus of the executive directors

The calculation methodology for the 2014 Bonus of the executive directors is determined based on the benchmark bonus, which is the amount of the bonus approved in 2013, with the following fine-tuning:

•	For Ms Ana Botín-Sanz de Sautuola y O´Shea, the benchmark used to calculate the portion of her 2014 bonus corresponding to the period during which she acted as executive chairman of the Group was the new benchmark bonus determined for her upon her appointment as such.

•	For Mr Juan Rodríguez Inciarte, the change in his terms at the beginning of the year was taken into account in adjusting his remuneration to the market references for executive directors of other comparable institutions.

•	For Mr Javier Marín Romano, his 2014 Bonus was calculated using as a benchmark the annualised amount of the portion of his 2013 bonus corresponding to the period during which he performed duties as CEO.

The 2014 Bonus has been determined based on certain quantitative metrics as well as additional qualitative factors: The quantitative metrics are the following:

•	Average attributed net ordinary profit (NOP11) compared to that recorded in 2013, which comprises 75% of the Bonus; and

•	The Rorwa obtained in 2014, compared to the budgeted amount and adjusted by the annual growth in NOP, which determines the remaining 25%.

In order to set amount of the Bonus, a distinction was made between executive directors with general management duties within the Group and those entrusted with the management of a specific business division, taking into account the Group’s NOP and Rorwa for the former and putting a premium on the NOP and Rorwa of the division that they manage for the latter (with the targets of the division representing 70% and those of the Group representing 30%).

In 2014 the executive directors with general duties within the Group have been Mr Javier Marín Romano, Mr Matías Rodríguez Inciarte and Mr Juan Rodríguez Inciarte. The variable remuneration of Ms Ana Botín-Sanz de Sautuola y O’Shea was determined based on the results of Santander UK plc. through her appointment as executive chairman and the results of the Group thereafter.

10.	This committee is made up of members of senior management who are also divisional managers of the control areas of the Group -including risk, audit, human resources, organisation and costs, financial management, audit and management control, and office of the general secretary- and are directly related to the process of generating financial information. Their function consists of assessing the impact on goals associated with variable remuneration on the management of risks –losses, liquidity, capital or concentration – as well as the quality and recurrence of results and the general compliance and control environment.
11.	NOP is attributed net ordinary profits, adjusted positively or negatively for those transactions that in the opinion of the board involve an impact outside of the performance of the directors being evaluated, for which purpose, there will be an evaluation of extraordinary profits, corporate transactions, special allowances, or accounting or legal adjustments that may occur during the year.

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Quantitative metrics

Attributed net ordinary profit (75% weighting):

•	Santander Group: +33% over financial year 2013[12].

•	Santander Group: +27% over financial year 2013.

Rorwa (25% weighting):

•	Santander Group: there was 92% compliance with the budgeted Rorwa in 2014, which, adjusted by the NOP in 2014 compared to 2013 (133%), resulted in this metric of 122% (+22%).

•	Santander UK: there was 114% compliance with the budgeted Rorwa in 2014, which, adjusted by the NOP in 2014 compared to 2013 (127%), resulted in this metric of 145% (+45%).

Qualitative factors (positive and negative).

•	Appropriate risk management and efficient consumption of capital.

The remuneration risk evaluation committee (RREC) is the body entrusted with evaluating the risks and controls of the Group as a whole and of the business divisions, and with proposing the corresponding adjustment to the remuneration committee.

In its evaluation, the RREC took into account exposure to loss due to credit and market risks, operational and reputational risk, concentration risk, management of liquidity and capital, the general control environment, and the quality and recurrence of results.

The result of the evaluation is:

•	Group: 0% (neutral).

•	Santander UK: 6% (positive adjustment), supported by the management of operational risk, liquidity risk, the general control and quality environment, and the recurrence of earnings.

•	Benchmarking of results against competing institutions.

A comparison was made between the results of each business division and of the consolidated Group and those of a comparison group. For the comparison of results of the businesses, those of equivalent units at competitor institutions were taken into account. For the results of the Group, those of the competitor institutions as a whole were taken into account. For the determination of variable remuneration in 2014, the comparison group was made up of the following institutions: HSBC, BNP Paribas, Société Générale, JP Morgan, Citigroup, BBVA, Nordea, UniCredito, Intesa SanPaolo, Itaú-Unibanco, Bank of Nova Scotia, Deutsche Bank, Lloyds, Bradesco and UBS. For Santander UK plc, the comparison group was made up of retail banking earnings in the United Kingdom of RBS, Barclays, HSBC, Lloyd’s and Nationwide. The results of the evaluation of this factor are the following:

•	Group: 4% (positive adjustment).

•	Santander UK plc: 3% (positive adjustment).

•	Benchmarking of customer satisfaction against competing institutions).

A comparison was formed based on local customer satisfaction surveys. These surveys are taken in the principal countries in which the Group does business. The Financial Research Survey was used for Santander UK. The result of this evaluation is the following:

•	Group: 0% (neutral).

•	Santander UK plc: 2% (positive adjustment).

•	Changes in core capital, the Group’s economic capital, the balance sheet and other relevant management factors.

There was an assessment of the most noteworthy aspects of the Group’s management during the year, taking into account that the general evolution of the Group in these areas was as expected and in line to reach the long-term goals. No positive or negative adjustments have been determined for this factor.

Result of the calculations

The result of aggregating the weighted quantitative results as applicable (75% or 25%) and of the qualitative factors is as follows:

•	Group: +34.2%.

•	Santander UK plc: +42.5%.

12.	The increase would have been 39% if it had not been chosen to exclude the effect of restating the 2013 financial statements due to early application of the interpretation of accounting standard IFRIC 21 on levies, which has entailed a change in accounting for contributions made by Santander UK to the Financial Services Compensation Scheme and by Spanish institutions to the Deposit Guarantee Fund. Notwithstanding the foregoing, the growth data used to determine the Bonus was 33%.

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This percentage determines the maximum growth over the benchmark bonus stated above. In applying these percentages, the Bonuses that have been approved for the executive directors with respect to 2014 are the following:

Thousands of euros	2014		2013
Executive directors
Ms Ana Botín-Sanz de Sautuola y O’Shea[1]
CEO Santander UK	2,212		2,212
Executive chairman	1,550		—
Mr Matías Rodríguez Inciarte	2,868		2,308
Mr Juan Rodríguez Inciarte	2,223	[2]	1,480
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos[2]	—		1,412
Mr Javier Marín Romano[3]
CEO Banco Santander	3,966		2,000
Executive Vice President	—		500

Total	12,819		9,912

1.	The amounts in euros appearing in the table above for 2014 include the Bonus arising from the duties as CEO of Santander UK (2,212 thousand euros) and the portion corresponding to duties as executive chairman of the Group (1,550 thousand euros).
2.	Ceased to be a director due to death on 9 September 2014.
3.	Ceased to be a director on 12 January 2015. The amounts appearing in the table above for 2013 include the portion deriving from the exercise of the duties of executive vice president of the Bank for the first four months of the year (500 thousand euros) and the part corresponding to the duties of a director (2,000 thousand euros).

The Bonus for 2014 was paid in the following manner:

Thousands of euros	Immediate payment in cash (20%)	Immediate payment in shares (20%)	Deferred payment in cash (30%)[1]	Deferred payment in shares (30%)[1]	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea	752	752	1,129	1,129	3,762
Mr Matías Rodríguez Inciarte	574	574	860	860	2,868
Mr Juan Rodríguez Inciarte	445	445	667	667	2,223
Mr Javier Marín Romano[2]	793	793	1,190	1,190	3,966

Total	2,564	2,564	3,846	3,846	12,819

1.	In 3 years: 2016, 2017 and 2018 subject to continued service, with the exceptions provided for (see footnote 9 on page 30), and the non-applicability of malus clauses.
2.	Ceased to be a director on 12 January 2015.

The amounts of immediate and deferred payment in shares in the table above correspond to the following number of shares:

2014 Bonus to be received in Santander shares (figures in number of shares)	Immediate payment	Deferred payment[1]	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea	121,629	182,444	304,073
Mr Matías Rodríguez Inciarte	92,726	139,088	231,814
Mr Juan Rodríguez Inciarte	71,872	107,808	179,680
Mr Javier Marín Romano[2]	128,225	192,338	320,563

Total	414,452	621,678	1,036,130

1.	In 3 years: In 3 years: 2016, 2017 and 2018 subject to continued service, with the exceptions provided for (see footnote 9 on page 30), and the non-applicability of malus clauses.
2.	Ceased to be a director on 12 January 2015.

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REPORT OF THE COMMITTEES	REPORT OF THE REMUNERATION COMMITTEE 2. REPORT ON THE DIRECTOR REMUNERATION POLICY

The total number of shares indicated is within the maximum limit of 1,228,581 shares authorised for the executive directors by the shareholders at the general shareholders’ meeting of 28 March 2014, and has been calculated on the basis of the average weighted daily volume of the average weighted listing prices of Santander shares for the fifteen trading sessions prior to 16 January 2015 (the date on which the board approved the Bonus for the executive directors of the Bank for financial year 2014), which was 6.186 euros per share.

B) Determination of the Approved LTI

Amount for the executive directors

Measured in terms of TSR, Santander held fourth place in 2014 compared to the Benchmark Group, which gave rise to the assignment of 100% of the amount provided, by application of the provisions of the plan. The Approved LTI Amount determined the maximum number of shares that each executive director could receive. This number of shares has been calculated taking into account the same listing price stated in section A above.

Following is a detail of the maximum number of shares corresponding to each executive director and the estimated fair value of this variable remuneration:

	Fair Value	Maximum
	(thousands	number
	of euros1)	of shares
Ms Ana Botín-Sanz de Sautuola y O’Shea[1]	140	62,395
Mr Matías Rodríguez Inciarte	170	75,655
Mr Juan Rodríguez Inciarte	120	53,346
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—
Mr Javier Marín Romano[2]	147	65,470

Total	577	256,866

1.	Estimated fair value at the plan award date, taking into account various possible scenarios regarding Banco Santander’s TSR performance in relation to that of the benchmark group entities in the measurement periods.
2.	Ceased to be a director on 12 January 2015.

The total number of shares indicated is within the maximum limit of 323,311 shares authorised for the executive directors by the shareholders at the general shareholders’ meeting of 28 March 2014, and has been calculated on the basis of said listing price of 6.186 euros per share.

The accrual of LTI and the amount thereof are subject to the relative performance of Banco Santander’s TSR compared to that of the entities of the Peer Group over a multiyear period. During financial years 2016, 2017 and 2018 there will be a determination of the amount, if any, that corresponds to each executive director in connection with the LTI (the “Annual LTI Amount”), applying the percentage from the table set forth in section 2.3.2(i)B) above to one third of the Approved LTI Amount for such year. For the 2016 accrual, the benchmark TSR will be that accumulated between 1 January 2014 and 31 December 2015; for the 2017 accrual, the benchmark TSR will be that accumulated between 1 January 2014 and 31 December 2016; and for the 2018 accrual, the benchmark TSR will be that accumulated between 1 January 2014 and 31 December 2017.

In addition, the accrual of the LTI is subject to the continuity and bad actor (malus) clauses described in section 2.3.2 (i) above.

C) Ratio of variable to fixed components of remuneration in 2014

The shareholders acting at the general shareholders’ meeting of 28 March 2014 resolved to amend the Bylaws to adjust the remuneration regime of the executive directors to the provisions contained in Royal Decree-Law 14/2013 (today, Law 10/2014) and in CRD IV Directive, such that the variable components of their remuneration may not exceed 100% of the fixed components, unless the shareholders acting at the general shareholders’ meeting approve a higher ratio, which shall in no case exceed 200%.

With relation to the foregoing, the shareholders acting at the aforementioned general shareholders’ meeting approved a maximum ratio between variable and fixed components of executive directors’ remuneration of 200%.

The following table shows the percentage of variable components of total remuneration compared to fixed components for each executive director in 2014:

%	Variable components / fixed components
Executive directors
Ms Ana Botín-Sanz de Sautuola y O’Shea	105%
Mr Matías Rodríguez Inciarte	143%
Mr Juan Rodríguez Inciarte	116%
Mr Emilio Botín-Sanz deSautuola y García de los Ríos[1]	—
Mr Javier Marín Romano[2]	122%

1.	Ceased to be a director due to death on 9 September 2014.
2.	Ceased to be a director on 12 January 2015.

For these purposes:

•	The variable components of remuneration include the Bonus, the LTI and, if applicable, the portion of contributions to the benefits system that are calculated on the variable remuneration of the relevant director.

•	The fixed components of remuneration include the other items of remuneration that each director receives for the performance of executive duties, including contributions to the benefits system calculated based on fixed remuneration, as well as all by-law mandated emoluments that the relevant director is entitled to receive in his capacity as such.

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(iv) Main features of the benefit plans

During financial year 2012, within the framework of the actions taken by the Group to reduce the risks arising from maintaining defined benefit pension commitments towards certain employees, which gave rise to an agreement with worker representatives to transform the defined benefit obligations arising from the collective bargaining agreements into defined contribution plans, the contracts of the executive directors and the other members of the Bank’s senior management (the senior officers) with defined benefit pension commitments were amended to transform them into a defined contribution system, which was externalised to Santander Seguros y Reaseguros Compañía Aseguradora, S.A. The new system gives the executive directors the right to receive benefits upon retirement, whether or not they are active at the Bank at such time, based on contributions to the system without regard to whether they are active at the time of retirement, and replaced their previous right to receive a pension supplement in the event of retirement, expressly excluding any obligation of the Bank to the executive directors other than the conversion of the previous system into the new benefit system that took place in 2012 and, if applicable, the making of the annual contributions described below13. In the case of pre-retirement and until the date of retirement, the executive directors who have not exercised the option to receive their pensions in the form of equity have the right to receive an annual allotment.

The initial balance for each of the executive directors in the new defined benefits system corresponded to the market value of the assets from which the provisions corresponding to the respective accrued obligations had materialised on the date of transformation of the old pension commitments into the new benefits system14.

Since 2013, the Bank has made annual contributions to the benefits system in favour of the executive directors and senior officers, in proportion to their respective pensionable bases, until they leave the Group or until their retirement within the Group, death, or disability (including, if applicable, during pre-retirement). No contributions will be made with respect to the executive directors or senior officers who exercised the option to receive their pension rights as capital prior to the transformation of the defined benefits pension commitments into the current defined contribution system indicated in footnote 13 of this report.

The terms of the benefits system govern the impact of the deferral of variable remuneration calculated in the payment of the benefits covered by the system upon retirement, as well as the retention in shares of benefits arising therefrom, if applicable.

13.	As provided in the contracts of the executive directors and members of senior management prior to the change, the former chairman, Mr Emilio Botín-Sanz de Sautuola y García de los Ríos, and Mr Matías Rodríguez Inciarte have exercised the option to receive accrued pensions (or similar amounts) in the form of capital, i.e. in a lump sum, which means that they cease to accrue pensions from such time, with a fixed capital to be received, which shall be updated at the agreed interest rate.
14.	In the case of the former chairman, Mr Emilio Botín-Sanz de Sautuola y García de los Ríos, and Mr Matías Rodríguez Inciarte, the initial balance corresponded to the amounts that were set when, as described above, they exercised the option to receive a lump sum, and includes the interest accrued on these amounts from that date.

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REPORT OF THE COMMITTEES	REPORT OF THE REMUNERATION COMMITTEE 2. REPORT ON THE DIRECTOR REMUNERATION POLICY

The balance in the benefits system corresponding to each of the executive directors at 31 December 2014 is as follows15:

Thousands of euros
Ms Ana Botín-Sanz de Sautuola y O’Shea	40,134
Mr Matías Rodríguez Inciarte	47,255
Mr Juan Rodríguez Inciarte	13,730
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos[1]	—
Mr Javier Marín Romano[2]	4,523

105,642

1.	After the death on 9 September of the former executive chairman, Mr Emilio Botín-Sanz de Sautuola y García de los Ríos, belongs to the beneficiaries designated in the policy implemented by the benefit system of a death benefit in the amount of the rights accumulated by Mr Botín-Sanz de Sautuola y García de los Ríos within such system (26,498 thousand euros).
2.	He resigned as a director with effect from 12th January 2015, taking voluntary pre-retirement as contemplated in his contract and choosing to receive the annual allocation corresponding to him in respect of pre-retirement (gross amount of 800,000 euros) in the form of a single payment (gross amount of 10,860,981.50 euros). Pursuant to the terms of his contract, the Bank will make annual contributions to the benefit scheme amounting to 55% of his annual allocation during the pre-retirement period, and Mr Marín will be entitled to receive, when taking retirement, the retirement benefit recognized in the benefit system, amounting to the accumulated balance in the system corresponding to him at that time. With respect to the deferred variable remuneration of the years prior to pre-retirement corresponding to Mr Marin, the system described in the respective sections of this report will be applied and Mr Marin will receive it, as the case may be, on the dates contemplated in the respective plans and subject to fulfillment of the conditions contemplated for its accrual under such plans.

The Group also has pension obligations to other directors amounting to EUR 18 million (31 December 2013: EUR 18 million). The payments made in 2014 to the members of the board entitled to post-employment benefits amounted to EUR 1.2 million (2013: EUR 1.2 million). Of this latter amount (1.2 million euros), 0.9 million euros correspond to Mr Rodrigo Echenique Gordillo.

The contract with Mr Echenique after his appointment as executive director does not provide for any obligation of Banco Santander regarding benefits, without prejudice to the pension rights to which Mr Echenique was entitled prior to his appointment as executive director.

Lastly, the contracts of the executive directors who had not exercised the option referred to above prior to the conversion of the defined-benefit pension obligations into the current welfare system include a supplementary welfare regime for the contingency of death (surviving spouse and child benefits) and permanent disability of serving directors.

The provisions recognised in 2014 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability) were 4,984 thousand euros (4,058 thousand euros of provisions in 2013), as broken down below.

Thousands of euros
Ms Ana Botín-Sanz de Sautuola y O’Shea	2,140
Mr Matías Rodríguez Inciarte	—
Mr Juan Rodríguez Inciarte	718
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos[1]	—
Mr Javier Marín Romano[2]	2,126

4,984

1.	Ceased to be a director due to death on 9 September 2014.
2.	Ceased to be a director on 12 January 2015.

15.	As explained in Note 5.h) of the notes to the financial statements of the Group for financial year 2013, in January 2013, upon his retirement, Mr Francisco Luzón López requested payment of the pensions to which he was entitled in a lump sum (gross amount of 65.4 million gross). For such purpose, his pension rights were settled, in accordance with the applicable contractual and legal terms, through: i) the payment in cash of 21.1 million euros relating to the net amount of the pension calculated taking into account the fixed remuneration and the bylaw-mandated payments, and 7.1 million euros relating to the net amount of the pension calculated taking into account the variable remuneration already accrued on the date of retirement, ii) the investment by Mr Luzón of such 7.1 million euros in Santander shares (1,144,110 shares), which will be deposited on a blocked basis until 23 January 2017 and iii) the investment by the Bank of the remaining gross amount of the pension (6.6 million euros), calculated taking into account the unaccrued variable remuneration, in Santander shares (1,061,602 shares) that will be delivered to Mr Luzón (subject to the same blocked period mentioned above and net of tax) or will definitively remain in the Bank’s possession based on whether or not the variable remuneration on which they are based ultimately accrues to him. Of these 1,061,602 shares, to date 800,296 have been delivered to Mr Luzón, on the accrual of the variable remuneration on which they were based, and have been deposited on a blocked basis until 23 January 2017 In addition, Mr Alfredo Sáenz Abad resigned from his position as chief executive officer of the Bank in April 2013, going into retirement. Upon his retirement, Mr Sáenz Abad requested payment in a lump sum of the pensions to which he was entitled (88.5 million euros). For such purpose, there was a settlement of his pension rights in accordance with contractual and legal terms through: i) the payment in cash of 38.2 million euros corresponding to the net amount of the pension calculated taking into account the variable remuneration already accrued on the date of retirement, and ii) the investment by Mr Sáenz of such 12.2 million euros in Santander shares (2,216,082 shares), which will be deposited with the Bank on a blocked basis until 29 April 2018.

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REPORT OF THE COMMITTEES	REPORT OF THE REMUNERATION COMMITTEE 2. REPORT ON THE DIRECTOR REMUNERATION POLICY

2.3.3 Remuneration of the members of the board for representing the Bank

By resolution of the executive committee, all remuneration received by the directors of the Bank who represent it on the boards of directors of companies in which the Bank has an interest (at the expense of such companies) under appointments approved beginning on 18 March 2002 is for the benefit of the Group. The directors of the Bank did not receive remuneration from this type of representation during financial years 2014, 2013 or 2012.

Two directors of the Bank received a total of 295 thousand euros during financial year 2014 for serving on the boards of directors of Group companies, according to the following breakdown: Mr Matías Rodríguez Inciarte: 42 thousand euros as non-executive director of U.C.I., S.A. (42 thousand euros in 2013) and Mr Vittorio Corbo Lioi -who resigned as a director of the Bank on 24 July 2014-received 253 thousand euros (406 thousand euros in 2013) until his resignation, of which 89 thousand euros were received as chairman and non-executive director of Banco Santander Chile, plus 156 thousand euros for advisory services provided to such entity, and 8 thousand euros as non-executive director of Grupo Financiero Santander México, S.A.B. de C.V. (104, 284 and 18 thousand euros, respectively, in 2013).

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REPORT OF THE COMMITTEES	REPORT OF THE REMUNERATION COMMITTEE 2. REPORT ON THE DIRECTOR REMUNERATION POLICY

2.4 Individual remuneration of directors for all items in 2014

The detail, by Bank director, for 2014 and 2013 is provided below. The salaries of the executive directors shown in the table below correspond to the gross annual salary received and to the maximum amount of the bonus approved by the board as period remuneration, irrespective of the year of payment and of the amount which may ultimately be paid to the directors under the agreed deferred remuneration scheme. Also, the figures for 2014 include, for each director, the estimated fair value of the new long-term incentive (LTI), irrespective of the year of payment and of the amount which may ultimately be paid under the agreed deferred remuneration scheme. The Annex to this report contains information regarding the shares delivered in 2014 based on deferred remuneration systems for prior years where the conditions for delivery have been met during the corresponding years.

Thousands of euros
	Bylaw-stipulated emoluments
	Annual emolument
Directors	Board	Executive com- mittee	Audit and compliance committee	Appoint- ments and remuneration committee	Appoint- ments committee	Remu- neration committee	Risk, regu- lation and compliance oversight committee
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea Chief executive officer of Santander UK Chair	85 —	170 —	— —	— —	— —	— —	— —
Mr Matías Rodríguez Inciarte	85	170	—	—	—	—	—
Mr Guillermo de la Dehesa Romero[1]	113	170	40	19	4	4	—
Mr Rodrigo Echenique Gordillo[2]	85	170	12	19	4	4	21
Ms Sheila Bair[3]	79	—	—	—	—	—	21
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea[4]	85	—	—	—	—	—	—
Ms Esther Giménez-Salinas i Colomer	85	—	—	—	—	—	—
Mr Ángel Jado Becerro de Bengoa	85	—	—	—	—	—	21
Mr Juan Rodríguez Inciarte	85	—	—	—	—	—	—
Ms Isabel Tocino Biscarolasaga[5]	85	170	—	19	—	4	—
Mr Juan Miguel Villar Mir[6]	85	—	—	—	—	—	—
Mr Emilio Botín-Sanz de Sautuola y
García de los Ríos[7]	59	118	—	—	—	—	—
Mr Javier Marín Romano[8] Executive vice president Chief executive officer	85	170	— —	— —	— —	— —	— —
Mr Fernando de Asúa Álvarez[9]	113	170	40	19	4	4	47
Mr Vittorio Corbo Lioi[10]	48	—	—	—	—	—	—
Mr Abel Matutes Juan[9]	85	—	40	—	4	—	—
Lord BurnsTerence	—	—	—	—	—	—	—
Mr Alfredo Sáenz Abad[12]	—	—	—	—	—	—	—
Mr Manuel Soto Serrano[12]	—	—	—	—	—	—	—

Total 2014	1,347	1,310	131	77	18	18	109

Total 2013	1,415	1,308	158	103	—	—	—

1.	Member of the audit committee and third deputy chairman since 29 April 2013.
2.	Executive director since 16 January 2015.
3.	Appointed director on 27 January 2014.
4.	All the amounts received were repaid to the Fundación Marcelino Botín.
5.	Member of the executive committee since 29 April 2013.
6.	Board member since 7 May 2013.
7.	Ceased to be a member of the board due to his death on 9 September 2014.
8.	Member of the board and the executive committee since 29 April 2013. Ceased to be a member of the board on 12 January 2015.
9.	Ceased to be a member of the board on 12 February 2015.
10.	Ceased to be a member of the board on 24 July 2014.
11.	Ceased to be a member of the board on 18 February 2015.
12.	Ceased to be a member of the board on 31 December 2013.
13.	Ceased to be a member of the board on 29 April 2013.
a.	Maximum deferred bonus for the period approved by the board of directors, at the related meetings. Does not include the amount relating to the LTI granted in 2014.
b.	Fair value of LTI for 2014
c.	Includes, inter alia, the life and medical insurance costs borne by the Group relating to Bank directors.
d.	Includes the corresponding deferred variable remuneration.

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	2014										2013
		Salaries of executive directors
Attendance fees			Variable - imme- diate payment		Variable - deferred payment[a]
	Other		In	In	In	In			Other
Board	fees	Fixed	cash	shares	cash	shares	LTI[b]	Total	remuneration[c]	Total	Total[d]
29	2	1,392	442	442	664	664	140	3,744	448	4,478	4,840
—	—	833	310	310	465	465	—	2,383	—	2,383	—
38	158	1,710	574	574	860	860	170	4,748	175	5,375	4,729
38	48	—	—	—	—	—	—	—	—	438	394
36	152	—	—	—	—	—	—	—	23	527	493
23	7	—	—	—	—	—	—	—	—	129	—
25	—	—	—	—	—	—	—	—	—	110	113
36	—	—	—	—	—	—	—	—	—	121	114
38	8	—	—	—	—	—	—	—	—	152	115
38	87	1,200	445	445	667	667	120	3,543	184	3,937	2,830
36	171	—	—	—	—	—	—	—	—	485	432
20	—	—	—	—	—	—	—	—	—	105	71
20	1	930	—	—	—	—	—	930	1	1,129	3,051
—	—	—	—	—	—	—	—	—	—	—	767
36	3	2,000	793	793	1,190	1,190	147	6,113	54	6,460	3,574
36	211	—	—	—	—	—	—	—	—	645	579
8	—	—	—	—	—	—	—	—	—	56	106
28	26	—	—	—	—	—	—	—	—	183	169
—	—	—	—	—	—	—	—	—	—	—	103
—	—	—	—	—	—	—	—	—	—	—	1,899
—	—	—	—	—	—	—	—	—	—	—	137

484	873	8,065	2,564	2,564	3,846	3,846	577	21,461	884	26,713	—	8.9%

468	874	8,880	1,982	1,982	2,974	2,974	—	18,792	1,398	—	24,517

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REPORT OF THE COMMITTEES	REPORT OF THE REMUNERATION COMMITTEE 2. REPORT ON THE DIRECTOR REMUNERATION POLICY

2.5 Director remuneration policy for the financial years 2015 and 2016 and that is submitted to a binding vote of the shareholders

A) Introduction

i) Principles of the remuneration policy.

a) Remuneration of directors in their capacity as such

The remuneration of each one of the directors in their capacity as such will be based on the positions held by the directors on the collective decision-making body, membership on and attendance at the various committees, and any other objective circumstances that the board might take into account.

b) Remuneration of the executive directors

The principles of the remuneration policy for the performance of executive duties are the following:

•	That remuneration be compatible with rigorous management of risks, without favouring an inappropriate assumption thereof, and that is aligned with the interests of the shareholders, fostering the long-term creation of value.

•	That fixed remuneration represent a significant proportion of total compensation.

•	That variable remuneration give recompense for performance in achieving the goals of the Group.

•	That the overall remuneration package and the structure thereof be competitive, facilitating the attraction, retention, and appropriate remuneration of the directors.

ii) System for the remuneration of directors in their capacity as such.

The director remuneration system is governed by article 58 of the Bylaws of Banco Santander and article 28 of the regulations of the board. Pursuant to such system, the remuneration of the directors in their capacity as such will consist of a fixed annual amount determined by the shareholders, which shall remain in effect until the shareholders resolve to amend it, though the board may reduce its amount in the years it considers such reduction appropriate. Such compensation shall have two components: (a) an annual amount, and (b) attendance fees.

The specific amount payable for the above-mentioned items to each of the directors and the form of payment shall be determined by the board of directors. For such purpose, it shall take into consideration the positions held by each director on the board itself and their membership in, and attendance at, the meetings of the various committees and any other objective criteria that the board of directors may take into account.

In addition, the Company shall obtain a civil liability insurance policy for its directors upon customary terms that are proportionate to the circumstances of the Company, and the directors may be entitled to receive compensation by means of the delivery of shares or option rights thereon, or by any other compensation system referenced to the value of shares, provided the application of such compensation systems is previously approved by the shareholders at the general shareholders’ meeting.

Independently of the directors’ right to receive remuneration for their status as such, they are also entitled to receive such other compensation (salaries, incentives, bonuses, pensions, insurance and severance payments) as, following a proposal made by the remuneration committee and upon resolution by the board of directors, may be considered appropriate in consideration for the performance of other duties in the Company, whether they are the duties of an executive director or otherwise, other than the duties of supervision and collective decision-making that they discharge in their capacity as members of the board.

iii) Remuneration of the executive directors.

For the performance of executive duties, the executive directors shall be entitled to receive remuneration (including, if applicable, salaries, incentives, bonuses, possible severance payments for early termination from such duties, and amounts to be paid by the company for insurance premiums or contributions to savings schemes) which, upon a proposal of the remuneration committee and by resolution of the board of directors, is deemed to be appropriate, subject to the limits of applicable law.

B) Remuneration of directors for 2015

1. Remuneration of directors in their capacity as such

In 2015, the directors, for their status as such, shall continue to receive remuneration for the performance of duties of supervision and collective decision-making in the collective amount of up to six million euros as authorised by the shareholders at the 2013 ordinary general shareholders’ meeting (and again subject to approval of the shareholders at the 2015 general shareholders’ meeting), with two components:

(i)	annual allotment; and

(ii)	attendance fees.

The specific amount payable for the above-mentioned items to each of the directors and the form of payment thereof shall be approved determined by the board of directors upon the terms set forth in section A (ii) above.

In addition, as stated in the description of the director remuneration system, in 2015 the Company will pay the premium for the civil liability insurance for its directors, obtained upon customary market terms and proportional to the circumstances of the Company.

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2. Remuneration of directors for the performance of executive duties

2.1. Fixed components of remuneration

2.1.1. Gross annual salary

At the proposal of the committee, the board approved the following amounts as gross annual salary for the executive directors in 2015:

Thousands of euros	2015	2014		Change (%)
Ms Ana Botín-Sanz de
Sautuola y O’Shea	2,500	2,500	[1]	0.0%
Mr José Antonio
Álvarez Álvarez[2]	2,000	—		N/A
Mr Matías Rodríguez Inciarte	1,710	1,710		0.0%
Mr Juan Rodríguez Inciarte	1,200	1,200		0.0%
Mr Rodrigo Echenique
Gordillo	1,500	—		N/A

1.	The gross annual salary for 2014 was determined on occasion of her appointment as executive chairman of the Santander Group, to reflect the assumption of new responsibilities. The actual amount paid in 2014 was 2,225 thousand euros, which amount includes the portion relating to duties as CEO of Santander UK and the portion corresponding to duties as executive chairman of the Group.
2.	At its meeting of 25 November 2014, the board of directors appointed Mr José Antonio Álvarez Álvarez as chief executive officer to replace Mr Javier Marín Romano. Mr José Antonio Álvarez Álvarez took possession of the office of director on 13 January 2015, with Mr Javier Marín Romano withdrawing from the position effective 12 January 2015.

2.1.2. Other fixed components of remuneration

(i)	Benefits systems: defined contribution plans (see section D) below)[16] .

(ii)	Social welfare benefits: The executive directors will also receive certain social welfare benefits such as life insurance premiums, medical insurance, company store vouchers, and the allocation of remuneration for employee loans, all on market terms. Additional information in this regard is included in section D) below.

2.2. Variable components of remuneration

The executive director variable remuneration policy for financial year 2015, which has been approved by the board upon a proposal of the remuneration committee, is based on the principles of the remuneration policy described in section A) above, and also takes into account the items described below.

•	Variable components of remuneration. The variable components of the remuneration of executive directors shall include: (i) a “Bonus”, to be received partly in cash and partly in shares, while deferring collection of a portion of the Bonus for five years; (ii) a long-term incentive or “LTI” that, if applicable, will be entirely received in shares on a deferred basis; and (iii) if applicable, contributions to benefits systems calculated based on the variable remuneration of the corresponding director.
•	Limitations on variable remuneration. The variable components of the executive directors’ total remuneration (including the Bonus and the LTI) for financial year 2015 must comply with a limit of 200% of the fixed components.

2.2.1. Bonus

(i) Determination of Bonus.

The 2015 Bonus for executive directors shall be determined based on a standard benchmark bonus of the executive directors to comply with 100% of the established targets, which is called a “benchmark bonus”, and which takes into account certain quantitative metrics, as well as additional qualitative factors:

a) Quantitative metrics:

•	75% of the Bonus has been set based on NOP for 2015[17], compared to the NOP budgeted for the financial year and modified based on growth over the prior year.

•	25% of the Bonus has been set based on the return on risk-weighted assets (Rorwa) in 2015 compared with that estimated for the year.

For purposes of applying the above metrics, it shall been deemed that the NOP and Rorwa of the Group, and for the directors in charge of a specific business division, shall also be considered the results of the division that they manage.

b) Additional qualitative factors:

In order to evaluate the quality of the results of the above metrics and to determine the individual Bonus, the following factors will also be taken into account:

•	Appropriate risk management and efficient consumption of capital.

•	Benchmarking of results against competing institutions.

•	Benchmarking of customer satisfaction against competing institutions.

•	Changes in core capital, the Group’s economic capital, the balance sheet and other relevant management factors.

16.	As stated in section D below, in the case of some executive directors, contributions to the benefits system include both fixed components and variable components.
17.	NOP is attributed net ordinary profits, adjusted positively or negatively for those transactions that in the opinion of the board involve an impact outside of the performance of the directors being evaluated, for which purpose, there will be an evaluation of extraordinary profits, corporate transactions, special allowances, or accounting or legal adjustments that may occur during the year.

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c) Additional conditions:

Finally, in determining the Bonus, there will be a verification as to whether the following circumstances occurred:

•	If the NOP of the Group for 2015 is less than 50% of the NOP for financial year 2014, the Bonus will in no event be greater than 50% of the benchmark bonus for 2015.

•	If the NOP of the Group is negative, the Bonus would be zero.

(ii) Form of payment of the Bonus:

The Bonus is paid 50% in cash and 50% in shares, part in 2016 and the deferred portion over five years, as follows:

a)	40% of the Bonus is paid in 2016, in halves and net of taxes, in cash and shares.

b)	The remaining 60% will be deferred in fifths and will be paid, if applicable, in 2017, 2018, 2019, 2020 and 2021. The corresponding amount will be paid each year net of taxes, half in cash and half in shares.

The portion in shares may not be sold until the passage of one year from delivery thereof.

(iii) Conditions for accrual of the deferred portion of the Bonus.

In addition to the beneficiary remaining with the Santander Group, the accrual of the deferred portion of the Bonus is conditional upon the non-triggering of the provisions known as “bad actor” (malus) provisions revealing improper risk taking in 2015 (described in the section 2.2.3 of this report).

2.2.2. LTI

(i) Determination of LTI.

The board of directors, upon a proposal of the remuneration committee, shall set an LTI for each executive director based on an amount equal to 20% of their benchmark bonus in 2015.

To determine the LTI that might apply, the following ratios will be applied to 20% of the benchmark bonus based on:

(1)	The earnings per share (EPS) of the Santander Group during financial year 2015 compared to the forecast amount for such year:

EPS in 2015: (% of target 2015 EPS)	“2015 EPS Ratio”
> 90%	1
> 75% but < 90%	0.75 – 1	*
< 75%	0

*	Straight-line increase in 2015 EPS Ratio based on the specific percentage that 2015 EPS represents of the target within this bracket of the scale.
(2)	The return on tangible equity (“ROTE”) ratio of the Santander Group for financial year 2015 compared to the target for such year:

ROTE in 2015: (% of target 2015 ROTE)	“2015 ROTE Ratio”
> 90%	1
> 75% but < 90%	0.75 – 1	*
< 75%	0

*	Straight-line increase in 2015 ROTE Ratio based on the specific percentage that 2015 ROTE represents of the target within this bracket of the scale.

Therefore, the formula for determining the LTI shall also be the following (the result of such formula being the Approved LTI Amount):

Approved LTI Amount - Bench. Amt.x

(0.5 x 2015 EPS Ratio + 0.5 x 2015 ROTE Ratio)

where,

•	“Bench. Amt.” is the amount resulting from multiplying the percentage of 20% by the benchmark bonus of the executive director.

•	the 2015 EPS Ratio and the 2015 ROTE Ratio shall have the applicable values according to the tables above based on the performance of the EPS and ROTE during financial year 2015.

For each executive director, the Approved LTI Amount shall determine the maximum number of shares that they might receive and shall be calculated taking into account the listing price of Santander’s shares for the 15 trading sessions prior to the board meeting approving the Bonus for financial year 2015.

Notwithstanding the foregoing, the accrual and final amount of the LTI are linked to the level of achievement of the multiyear objectives of the plan and other conditions described below.

(ii) Accrual of LTI linked to Multiyear Objectives.

The accrual of the LTI and the amount thereof are subject to meeting certain targets for the 2015-2017 period (the “Multiyear Objectives”) and to the metrics and compliance scales associated with such Multiyear Objectives, as well as compliance with the other conditions of the plan for the 2015-2018 period.

The Multiyear Objectives and the metrics and scales for compliance therewith are as set forth below:

(a)	The relative performance of the EPS growth of the Santander Group for the 2015-2017 period compared to a peer group of 17 credit institutions (the “Peer Group”).

EPS growth shall be understood as the percentage ratio between the earnings per share according to the initial and final consolidated annual financial statements for the comparison period (i.e. the consolidated financial statements ended 31 December 2014 and 31 December 2017, respectively).

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Ranking of Santander’s 2015-2017 EPS growth	“EPS Ratio”
From 1st to 5th	1
6th	0.875
7th	0.75
8th	0.625
9th	0.50
10th -18th	0

The Peer Group is made up of the following institutions: Wells Fargo, JP Morgan Chase, HSBC, Bank of America, Citigroup, BNP Paribas, Lloyds, UBS, BBVA, Barclays, Standard Chartered, ING, Deutsche Bank, Société Générale, Intesa SanPaolo, Itaú-Unibanco and Unicredito.

(b)	Santander Group ROTE for 2017:

ROTE in 2017 (%)	“ROTE Ratio”
> 12%	1
> 11% but < 12%	0.75 – 1	*
< 11%	0

*	Straight-line increase in ROTE Ratio based on the specific percentage of the Santander Group ROTE in financial year 2017 within this bracket of the scale.

(c)	Employee satisfaction, measured by whether or not included in the “Top 3” of the best banks to work for in the principal markets in which the group operates.

Number of principal markets in which Santander is in the Top 3 of the best banks to work for in 2017	“Employees Ratio”
6 or more	1
5 of less	0

For these purposes, the “Principal Markets” of the Santander Group are: Germany, Argentina, Brazil, Chile, Spain, United States, Mexico, Poland, Portugal and United Kingdom.

(d)	Customer satisfaction, measured by whether or not included in the “Top 3” of the best banks on the customer satisfaction index in the Principal Markets.

Number of Principal Markets in which Santander is in the Top 3 of the best banks on the customer satisfaction index in 2017	“Customers Ratio”
10	1
Between 6 and 9	0.2 – 0.8	*
5 of less	0

*	Straight-line increase in Customers Ratio, such that, within this bracket of the scale, the ratio is increased by 0.2 for each additional Principal Market in which the customer satisfaction index is in the Top 3.

(e)	Customer loyalty, taking into account the targets at the level of the Santander Group level, which are that at 31 December 2017 there are 17 million retail loyal customers linked and 1.1 million linked SME and corporate loyal customers.

Retail loyal customers (millions)	“Individuals Ratio”		SME and corporate loyal customers (millions)	“Corporate Ratio”
> 17	1		> 1.1	1
> 15% but
< 17%	0.5 – 1	*	> 1 but < 1.1	0.5 – 1	*
< 15	0		< 1	0

*	Straight-line increase in Retail Ratio and Corporate Ratio based on the number of loyal customers of each kind at 31 December 2017.

Based on the compliance metrics and scales above and on the data for year-end 2017, the accrued LTI amount for each executive director (the “Accrued LTI Amount”) shall be determined in accordance with the following formula:

Accrued LTI Amount = Amt. x (0.25 x A + 0.25 x B +

0.2 x C + 0.15 x D + 0.075 x E1 + 0.075 x E2)

where,

•	“Amt.” is the Approved LTI Amount of the executive director.

•	“A” is the EPS Ratio according to the scale in paragraph (a) above based on the performance during the 2015-2017 period of the EPS growth of the Santander Group compared to a Peer Group.

•	“B” is the ROTE Ratio according to the scale in paragraph (b) above based on the performance during financial year 2017 of the ROTE of the Santander Group.

•	“C” is the Employees Ratio according to the scale in paragraph (c) above.

•	“D” is the Customers Ratio according to the scale in paragraph (d) above.

•	“E1” is the Retail Ratio according to the scale in paragraph (e) above regarding retail loyal customers.

•	“E2” is the Corporate Ratio according to the scale in paragraph (e) above regarding linked SME and corporate loyal customers.

(iii) Other conditions for accrual of the LTI

The LTI accrual period ends on 31 December 2018, and therefore the plan conditions must be met by the end of this period, without prejudice to the above metrics referring to the 2015-2017 period.

Therefore, to determine the final LTI amount for each executive director (the “Final LTI Amount”), the board of directors, upon a proposal of the remuneration committee, may at any time prior to the payment date reduce the Accrued LTI Amount of each director if they have incurred excessive risks to meet the Multiyear Objectives.

In addition, the accrual of the LTI remuneration is conditional upon the beneficiary remaining with the Santander Group the non-triggering of the “bad actor” (malus) provisions through the delivery of the shares.

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(iv) Form of payment of the LTI:

The LTI shall be paid wholly in shares and the payment thereof shall be deferred to financial year 2019. The date of payment is expected to take place during the first quarter of 2019.

2.2.3. Common terms of the Bonus and the LTI

(i) Continuity and bad actor (malus) clauses applicable to the Bonus and the LTI

In addition to continuity of the beneficiary within the Group18, the accrual of the deferred remuneration (both the Final LTI Amount and the deferred portion of the Bonus) is subject to none of the following circumstances arising, in the opinion of the board of directors at the proposal of the remuneration committee, during the period before each delivery as a consequence of actions taken in 2015:

(i)	Poor financial performance of the Group;

(ii)	Violation by the beneficiary of internal regulations, particularly those relating to risks;

(iii)	Material restatement of the Group’s financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards; or

(iv)	Significant changes in financial capital or risk profile of the Group.

The board of directors, at the proposal of the appointments and remuneration committee and based on the level of achievement of such conditions, will determine the specific amount of the differed amount of the Bonus and the Final LTI Amount to be paid.

(ii) Other rules applicable to the Bonus and the LTI

•	The hedging of Santander shares received during the retention and deferral periods is expressly prohibited. The sale of shares is also prohibited for one year from the receipt thereof.

•	On the occasion of each delivery of shares, and subject to the same requirements, the executive directors shall be paid an amount in cash equal to the dividends corresponding to such shares, and to the interest accrued on the portion of the deferred amount of the Bonus to be paid in cash, in both cases, from the date of payment of the percentage of immediate payment of the Bonus through the date of payment of the corresponding Bonus or LTI. In those cases in which the scrip dividend scheme (Santander Dividendo Elección) applies, the price paid shall be the price offered by the Bank for the bonus share rights corresponding to such shares.

C) Remuneration of directors for 2016

1. Remuneration of directors in their capacity as such

In 2016, the directors, for their status as such, will receive remuneration for the performance of duties of supervision and collective decision-making in the collective amount of up to six million euros as authorised by the shareholders at the 2013 ordinary general shareholders’ meeting (and again subject to approval of the shareholders at the 2015 general shareholders’ meeting), unless the shareholders approve a higher amount. According to the remuneration system, the components of the remuneration shall be:

(i)	Annual allotment; and

(ii)	Attendance fees.

The board of directors will approve the specific determination of the amount corresponding to the above items for each of the directors and of the form of payment, for which purposes it will take into account, respectively (a) the duties performed by each director within their own decision-making body and their membership on various board committees, and (b) attendance at meetings of the board and, if applicable, of the committees to which the director belongs, as well as (c) any other objective criteria.

In addition, in 2016 the Company will pay the premium for the civil liability insurance for its directors, obtained upon customary market terms and proportional to the circumstances of the Company.

Independently of the directors’ right to receive remuneration for their status as such, they are also entitled to receive such other compensation (salaries, incentives, bonuses, pensions, insurance and severance payments) as, following a proposal made by the remuneration committee and upon resolution by the board of directors, may be considered appropriate in consideration for the performance of other duties in the Company, whether they are the duties of an executive director or otherwise, other than the duties of supervision and collective decision-making that they discharge in their capacity as members of the board.

18.	When termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in Section 10.3 of Royal Decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the LTI and the deferred amount of the Bonus (as well as applicable dividends and interest) shall remain under the same conditions in force as if none of such circumstances had occurred.

In the case of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the LTI or the deferred amount of the Bonus in advance. If the beneficiary or the successors thereof maintain the right to receive the LTI or the deferred amount of the Bonus (as well as the corresponding dividends and interest), they shall be delivered within the periods and on the terms provided in the rules for the respective plans.

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2. Remuneration of directors for the performance of executive duties

The remuneration of the executive directors shall conform to principles similar to those that applied in 2015, as described below.

2.1. Fixed components of remuneration

2.1.1. Gross annual salary

The gross annual salary for the executive directors shall be the amount established by the board, upon a proposal of the remuneration committee, that is consistent with the level of responsibility within the Institution such that it favours the retention of key professionals and attracts the best talent and the amount of which represents a significant proportion of their total compensation.

The annual gross fixed remuneration may be revised annually based on the criteria approved from time to time by the remuneration committee. The maximum increase for financial year 2016 may not be greater than 3% of the gross annual salary for financial year 2015.

2.1.2. Other fixed components of remuneration

(i)	Benefits systems: defined contribution plans (see section D) below).

(ii)	Social welfare benefits: The executive directors will also receive certain social welfare benefits such as life insurance premiums, medical insurance, company store vouchers, and the allocation of remuneration for employee loans, all on market terms. Additional information in this regard is included in section D) below.

2.2. Variable components of remuneration

The executive director variable remuneration policy for financial year 2016 shall be based on principles similar to those of prior years (and particularly those of financial year 2015), as described below:

•	Components of variable remuneration. The variable components of the remuneration of executive directors shall include, among other things: (i) a “Bonus”, to be received partly in cash and partly in shares, while deferring collection of a portion of the Bonus for at least five years; (ii) an LTI that, if applicable, will be entirely received in shares on a deferred basis; and (iii) if applicable, contributions to benefits systems calculated based on the variable remuneration of the corresponding director.

•	Limitations on variable remuneration. The variable components of the executive directors’ total remuneration (including the Bonus and the LTI) for financial year 2016 must comply with a limit of 200% of the fixed components.

2.2.1. Bonus

(i)	Determination of Bonus.

The 2016 Bonus for executive directors shall be determined based on a benchmark bonus approved for financial year 2016 which takes into account certain quantitative metrics, as well as additional qualitative factors:

a)	Quantitative metrics: combination of predetermined and quantifiable economic/financial targets aligned with the strategic plan of the Group. These metrics shall take into account earnings and return targets, and risk adjustments shall be considered. The metrics may be measured at the level of the Group and of the division if the director is responsible for managing a specific business division. The results of each metric may be compared to both the budget established for the financial year as well as to growth compared to the prior year.

b)	Additional qualitative factors: in order to evaluate the quality of the results of the above metrics and to determine the individual Bonus, objective qualitative factors shall also be taken into account, which may include the following:

•	Appropriate risk management and efficient consumption of capital.

•	Benchmarking of results against competing institutions.

•	Benchmarking of customer satisfaction against competing institutions.

•	Changes in core capital, the Group’s economic capital, the balance sheet and other relevant management factors.

c)	Additional conditions: finally, in determining the Bonus, there will be a verification as to whether the following circumstances occurred:

•	If the quantitative metrics linked to the benefit do not reach a certain compliance threshold, the Bonus may not be greater than 50% of the benchmark bonus for 2016.

•	If the results of the metrics linked to the benefit are negative, the Bonus shall be zero..

(ii)	Form of payment of the Bonus:

A minimum of 50% of the Bonus shall be paid in shares and the remaining amount in cash, part in 2017 and a part deferred for at least five years, as follows:

•	At least 60% of the Bonus will be deferred at least in fifths and will be paid, if applicable, in 2018, 2019, 2020, 2021 and 2022. The corresponding amount shall be paid each year net of taxes.

•	The remaining amount shall be paid in 2017, net of taxes.

The portion in shares may not be sold until the passage of at least one year from delivery thereof.

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2.2.2 LTI

(i)	Determination and accrual of the LTI:

The 2016 LTI of the executive directors is established as a percentage of the benchmark bonus in 2016, based on which a maximum number of shares shall be determined. Both the initial setting of the LTI, upon the completion of financial year 2016, as well as the subsequent accrual thereof shall depend on the behaviour of the metrics linked to the creation of value for the shareholder (such as the EPS), as well as economic/financial targets (such as ROTE), or other strategic priorities of the Group (e.g., employees, customers, shareholders), adjusted for risks and evaluated over a multiyear period of at least 3 years. These metrics may be measured at the level of the Group or of the country or business, when appropriate, and the performance thereof may be relatively compared to a peer group.

Each metric for setting the LTI shall be associated with the performance of the Group or, if applicable, of a country or specific business of the Group during financial year 2016 and linked to a compliance scale, established at the beginning of financial year 2016, which shall include a minimum threshold below which no incentive would be paid and a maximum one.

In addition, each metric for accrual of the LTI shall be associated with the performance of the Group or, if applicable, of a country or specific business of the Group during the multi-annual benchmark period and linked to a compliance scale, established at the beginning of financial year 2016, which shall include a minimum threshold below which no incentive would be paid and a maximum one.

(ii)	Form of payment of the LTI:

The LTI shall be paid entirely in shares, with payment thereof being deferred to the financial year following the end of the multiyear accrual period set for it.

2.2.3 Common terms of the Bonus and the LTI

(i)	Continuity and bad actor (malus) clauses applicable to the Bonus and the LTI

Accrual of the deferred remuneration (both the LTI as well as the deferred portion of the Bonus) shall also be subject to continuity of the beneficiary with the Group and the non-occurrence of the circumstances set forth in the corresponding malus clauses, all upon terms similar to those indicated for financial year 2015.

(ii)	Other rules applicable to the Bonus and the LTI

•	The hedging of Santander shares received during the retention and deferral periods shall be expressly prohibited. The sale of shares will also prohibited for at least one year from the receipt thereof.

•	On the occasion of each delivery of shares, and subject to the same requirements, the executive directors shall be paid an amount in cash equal to the dividends corresponding to such shares, and to the interest accrued on the portion of the deferred amount of the Bonus to be paid in cash, in both cases, from the date of payment of the percentage of immediate payment of the Bonus through the date of payment of the corresponding Bonus or LTI. In those cases in which the scrip dividend scheme (Santander Dividendo Elección) applies, the price paid shall be the price offered by the Bank for the bonus share corresponding to such shares.

The remuneration committee may propose to the board adjustments in variable remuneration under exceptional circumstances due to internal or external factors, and particularly to deal with regulatory changes or demands of the competent regulator or supervisory authority. These adjustments shall be described in detail in the corresponding report of the remuneration committee and in the annual director remuneration report submitted each year to a consultative vote of the shareholders at the general shareholders’ meeting.

D) Terms of the contracts of the contracts of the executive directors

The terms for the provision of services by each of the executive directors are governed by the contracts signed by each of them with the Bank. The basic terms and conditions of the contracts of the executive directors, besides those relating to the remuneration described above, are the following:

a) Exclusivity and non-competition

Executive directors may not enter into contracts to provide services to other companies or entities except where expressly authorised by the board of directors. In all cases, a duty of non-competition is established with respect to companies and activities similar in nature to those of the Bank and its consolidated Group.

Likewise, the contracts of the executive directors provide for certain prohibitions against competition and the poaching of clients, employees and suppliers that may be enforced for two years after the termination thereof for reasons other than retirement, pre-retirement or a breach by the Bank. The compensation to be paid by the Bank for this prohibition against competition is 80% of the fixed remuneration of the corresponding director, payable 40% on termination of the contract and 60% at the end of the 2-year period.

b) Code of conduct

There is an obligation to strictly observe the provisions of the Group’s general code and of the code of conduct in the securities markets, specifically with respect to rules of confidentiality, professional ethics and conflicts of interest.

c) Termination

The contracts are of indefinite duration and do not provide for any severance payment obligation in the case of termination other than as may be required by law.

Notwithstanding the foregoing, if the termination of their contract occurs before 1 January 2018 other than due to his own decision, death or permanent disability or to a serious breach of his obligations, Mr Rodrigo Echenique Gordillo shall have the right to receive a severance payment in the amount of two times his fixed salary.

In the event of termination of her contract by the Bank, Ms Ana Botín-Sanz de Sautuola y O’ Shea must remain permanently available to the Bank for a period of 4 months to ensure a proper transition, during which period she receives her fixed salary.

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d) Pre-retirement and benefit plans

The contracts of the following executive directors acknowledge their right to pre-retire under the terms stated below when they have not reached retirement age:

•	Ms Ana Botín-Sanz de Sautuola shall have the right to pre-retirement in the event of separation for reasons other than their breach or voluntary retirement prior to reaching the age of 55. In such case, she shall have the right to an annual allotment equal to the sum of her fixed remuneration and 30% of the average amount of the last variable remunerations of the executive chairman, with a maximum of three. This allotment shall be reduced by 20% in the event of voluntary retirement prior to the age of 60.

•	Mr Juan Rodríguez Inciarte shall have the right to pre-retirement in the event of separation for reasons other than his breach or voluntary retirement. In such case, he shall have the right to an annual allotment equal to his fixed remuneration.

•	Mr José Antonio Álvarez Álvarez will be entitled to pre-retire in the event of cessation for reasons other than his own free will or breach of duty. In such case, he will be entitled to an annual allocation equivalent to the fixed remuneration corresponding to him as a senior executive vice president.

If Ms Ana Botín-Sanz de Sautuola y O’Shea, Mr Juan Rodríguez Inciarte or Mr José Antonio Álvarez Álvarez take pre-retirement, they have the right to opt to receive the annual allotments in the form of an annuity or as capital (i.e. in a lump sum), in whole but not in part.

The executive directors other than Mr Rodrigo Echenique participate in the defined benefit system created in 2012, which covers the contingencies of retirement, disability and death. The Bank makes annual contributions to the benefit plans for the benefit of the other executive directors, except in the case of Mr Matías Rodríguez Inciarte, for whom new contributions are not made. The annual contributions are calculated in proportion to their pensionable bases of the executive directors, and shall continue to be made until they leave the Group or until their retirement within the Group, death or disability (including, if applicable, during pre-retirement). The pensionable base for purposes of the annual contributions is the one indicated above for the calculation of the allotment for pre-retirement (except in the case of Mr José Antonio Álvarez, who during his term of office as CEO, will have a pensionable base equal to the sum of his fixed remuneration as such and 30% of the average of the last three of variable remuneration payments), with the amount of the contributions being 55% in the cases of Ms Ana Botín-Sanz de Sautuola y O’Shea and Mr José Antonio Álvarez Álvarez and 50% in the case of Mr Juan Rodríguez Inciarte.

The benefit plan is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., and the economic rights of the foregoing directors thereunder belong to them regardless of whether or not they are active in the Bank at the time of their retirement, death or disability. As stated in section c) above, the contracts of these directors do not provide for any severance payment obligation in the case of termination other than as may be required by law.

The contract with Mr Rodrigo Echenique Gordillo does not provide for any charge to Banco Santander regarding benefits, without prejudice to the pension rights to which Mr Echenique was entitled prior to his appointment as executive director.

Finally, the contracts of Ms Ana Botín-Sanz de Sautuola, Mr José Antonio Álvarez Álvarez and Mr Juan Rodríguez Inciarte include a supplemental benefit scheme for the contingencies of death (surviving spouse and child benefits) and permanent disability of serving directors, which gives the widow/widower and any children under the age of 25 in the case of death, or the director in case of disability, the right to a pension supplemental to that which they would be entitled to receive from Social Security up to an annual maximum amount equal to his or her respective pensionable bases, as indicated above in relation with the pre-retirement. Income to be received from the benefit system described above shall be deducted from the amount of the supplemental benefit, and the supplemental pension could reach zero (but not less than zero).

e) Insurance and other salaries in kind

The Group has obtained life and health insurance for the directors.

For financial year 2015, the premiums for this insurance was 511 thousand euros. For financial year 2016, these premiums may change if there is a change in the fixed remuneration of the directors or in their actuarial situation.

The executive directors are also insured under civil liability insurance held by the Bank.

Finally, the executive directors may receive other salaries in kind (such as employee loans) in accordance with the customary policy established by the Bank for the senior management.

f) Confidentiality and return of documents

A strict duty of confidentiality is established during the relationship and following termination thereof, pursuant to which executive directors must return to the Bank the documents and items related to their activities that are in their possession.

g) Other terms and conditions

The advance notice periods contained in the contracts with the executive directors are as follows:

	Date of current contract	By decision of the Bank (months)	By decision of the director (months)
Ms Ana
Botín-Sanz de Sautuola y O’Shea	26/01/2015	—	—
Mr José
Antonio Álvarez
Álvarez	23/02/2015	—	—
Mr Matías
Rodríguez
Inciarte	26/12/2012	4	4
Mr Juan
Rodríguez
Inciarte	26/12/2012	4	4
Mr Rodrigo
Echenique
Gordillo	26/01/2015	—	—

Payment clauses in place of pre-notice periods are not contemplated.

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E) Appointment of new executive directors

The components of remuneration and basic contractual conditions described in this remuneration policy shall apply to any new director who is assigned executive duties.

In particular, the total remuneration of such director for performing executive duties may not be greater than the highest remuneration received by the current executive directors of the Company pursuant to the remuneration policy approved by the shareholders. The same rules shall apply if an executive director assumes new duties that did not previously apply thereto.

If executive responsibilities are assumed with respect to a specific division or country, the board of directors, at the proposal of the remuneration committee, may adapt the metrics used for the establishing and accrual of the Bonus and the LTI in order to take into account not just the Group but also the respective division or country.

As regards the remuneration of a director in their capacity as such, it shall be included within the maximum distributable amount set by the shareholders and to be distributed by the board of directors as described above.

2.6 Preparatory work and decision-making process with a description of the participation of the remuneration committee and the identity of the external advisors

Remuneration committee

At its meeting of 20 February 2015, the remuneration committee prepared this report, which in section 2.5 contains the remuneration policy for financial years 2015 and 2016, which will be submitted to the shareholders at the 2015 ordinary general shareholders’ meeting.

The committee has also prepared the annual director remuneration report for financial year 2014, which is in the form provided by legal provisions. That report and this one have been approved by the board at its meeting of 23 February 2015.

It is expected that the annual director remuneration report will be submitted to the shareholders at the 2015 ordinary general shareholders’ meeting as a separate item on the agenda and on a consultative basis.

External advisors

In all its decision-making processes, the remuneration committee and the board were able to compare the relevant data with that on the markets and comparable entities, given the size, characteristics and activities of the Group. The remuneration committee and the board of directors have had the assistance of Towers Watson in the preparation of this report and in the formulation of the remuneration policy.

ANNEX

Below is a report on the deferred variable remuneration payments for financial years prior to 2014.

Variable remuneration in 2011, 2012 and 2013

Deferred and conditional variable remuneration plan

During 2011, 2012 and 2013, the board of directors of the Bank, upon a proposal of the appointments and remuneration committee, approved the first, second and third cycle of the deferred conditional variable remuneration plan, which was used to implement the variable remuneration or bonus for financial years 2011, 2012 and 2013, respectively, of the executive directors and certain officers (including senior management) and employees whose professional activities have a material impact on the risk profile, who exercise control duties, or whose total remuneration takes them into the same remuneration bracket as that of senior management and employees whose professional activities have a material impact on the risk profile (all of whom are referred to as “identified staff” under the Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on 10 December 2010). To the extent that these cycles entail the delivery of shares of the Bank, the shareholders at the general shareholder meetings of 17 June 2011, 30 March 2012 and 22 March 2013, respectively, approved the application of the first, second and third cycle of the deferred conditional variable remuneration plan.

The purpose of these cycles is to defer a portion of the variable remuneration or bonus of the beneficiaries thereof for a period of three years for the payment, if any, in cash and in Santander shares, and also paying upon commencement the other portion of such variable remuneration in cash and in Santander shares, in accordance with the rules described below. The payment of the deferred percentage of the bonus is deferred for a period of three years, paid in thirds within the fifteen days following the anniversaries of the initial date (date on which the immediate bonus percentage is paid) in 2013, 2014 and 2015 for the first cycle, and within thirty days following the anniversaries of the initial date in 2014, 2015 and 2016 for the second cycle, and in 2015, 2016 and 2017 for the third cycle, paying 50% in cash and 50% in shares, provided that the conditions described below are met.

Accrual of the deferred remuneration is conditional upon continued service of the beneficiary with the Group and upon the absence, in the judgement of the board upon a proposal of the appointments and remuneration committee, of any of the following circumstances in relation to the applicable year during the period prior to each of the deliveries: (i) inadequate financial performance by the Group; (ii) non-compliance by the beneficiary with internal rules, particularly with regard to risks; (iii) a material restatement of the Group’s financial statements, except if such restatement is made pursuant to a change in accounting rules, or (iv) significant changes in the Group’s financial capital or risk profile. All this, in each case, according to the regulations of the corresponding cycle plan.

On each delivery, the beneficiaries are paid an amount in cash equal to the dividends paid for the deferred amount in shares and interest on the amount accrued in cash. In those cases in which the scrip dividend scheme (Santander Dividendo Elección) applies, the price paid is be the price offered by the Bank for the free allotment rights corresponding to such shares.

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The maximum number of shares to deliver is calculated taking into account the amount resulting from applying applicable taxes and the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions prior to the date on which the board approves the bonus for the executive directors of the Bank for financial years 2011, 2012 and 2013 for the first, second and third cycle, respectively.

Set forth below is a report on the number of shares (taking gross amounts into account for these purposes) that corresponded to each of the current executive directors under the first three cycles of this plan at the beginning of 2014, what was delivered during the year, and the balance at year-end. There is also a report of the amount in thousands of euros paid during 2014 under the aforementioned cycles of this plan*.

*	In addition, in February 2014, it has been delivered shares corresponding to the last third of the deferred conditional delivery shares plan (bonus for 2010). For more information, see note 5 of the 2014 Group’s annual account.

1. Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea

Variable remuneration in 2011 (first cycle of deferred conditional variable remuneration plan)

Date of implementation	Shares 01/01/2014	Shares delivered in 2014	Shares retired in 2014	Shares pending delivery in 2014	Cash paid in 2014 (thousands of euros)
17 June 2011	94,001	47,001	—	47,000	287

Variable remuneration in 2012 (second cycle of deferred conditional variable remuneration plan)

Date of implementation	Shares 01/01/2014	Shares delivered in 2014	Shares retired in 2014	Shares pending delivery in 2014	Cash paid in 2014 (thousands of euros)
30 March 2012	104,874	34,958	—	69,916	226

Variable remuneration in 2013 (third cycle of deferred conditional variable remuneration plan)

Date of implementation	Shares 01/01/2014	Shares delivered in 2014	Shares retired in 2014	Shares pending delivery in 2014	Cash paid in 2014 (thousands of euros)
22 March 2013	165,603	66,241	—	99,362	466

2. Mr José Antonio Álvarez Álvarez

Variable remuneration in 2011 (first cycle of deferred conditional variable remuneration plan)

Date of implementation	Shares 01/01/2014	Shares delivered in 2014	Shares retired in 2014	Shares pending delivery in 2014	Cash paid in 2014 (thousands of euros)
17 June 2011	64,077	32,039	—	32,038	182

Variable remuneration in 2012 (second cycle of deferred conditional variable remuneration plan)
Date of implementation	Shares 01/01/2014	Shares delivered in 2014	Shares retired in 2014	Shares pending delivery in 2014	Cash paid in 2014 (thousands of euros)
30 March 2012	72,140	24,047	—	48,093	155

Variable remuneration in 2013 (third cycle of deferred conditional variable remuneration plan)

Date of implementation	Shares 01/01/2014	Shares delivered in 2014	Shares retired in 2014	Shares pending delivery in 2014	Cash paid in 2014 (thousands of euros)
22 March 2013	117,362	58,681	—	58,681	392

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3. Mr Matías Rodríguez Inciarte

Variable remuneration in 2011 (first cycle of deferred conditional variable remuneration plan)
Date of implementation	Shares 01/01/2014	Shares delivered in 2014	Shares retired in 2014	Shares pending delivery in 2014	Cash paid in 2014 (thousands of euros)
17 June 2011	125,756	62,878	—	62,878	357

Variable remuneration in 2012 (second cycle of deferred conditional variable remuneration plan)
Date of implementation	Shares 01/01/2014	Shares delivered in 2014	Shares retired in 2014	Shares pending delivery in 2014	Cash paid in 2014 (thousands of euros)
30 March 2012	124,589	41,530	—	83,059	267

Variable remuneration in 2013 (third cycle of deferred conditional variable remuneration plan)
Date of implementation	Shares 01/01/2014	Shares delivered in 2014	Shares retired in 2014	Shares pending delivery in 2014	Cash paid in 2014 (thousands of euros)
22 March 2013	172,731	69,092	—	103,639	462

4. Mr Juan Rodríguez Inciarte

Variable remuneration in 2011 (first cycle of deferred conditional variable remuneration plan)
Date of implementation	Shares 01/01/2014	Shares delivered in 2014	Shares retired in 2014	Shares pending delivery in 2014	Cash paid in 2014 (thousands of euros)
17 June 2011	73,380	36,690	—	36,690	208

Variable remuneration in 2012 (second cycle of deferred conditional variable remuneration plan)
Date of implementation	Shares 01/01/2014	Shares delivered in 2014	Shares retired in 2014	Shares pending delivery in 2014	Cash paid in 2014 (thousands of euros)
30 March 2012	72,699	24,233	—	48,466	156

Variable remuneration in 2013 (third cycle of deferred conditional variable remuneration plan)
Date of implementation	Shares 01/01/2014	Shares delivered in 2014	Shares retired in 2014	Shares pending delivery in 2014	Cash paid in 2014 (thousands of euros)
22 March 2013	110,747	44,299	—	66,448	296

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5.	Mr Emilio Botín-Sanz de Sautuola y García de los Ríos[19]

Variable remuneration in 2011 (first cycle of deferred conditional variable remuneration plan)

Date of implementation	Shares 01/01/2014	Shares delivered in 2014	Shares retired in 2014	Shares pending delivery in 2014	Cash paid in 2014 (thousands of euros)
17 June 2011	99,551	49,776	—	49,775	282

Variable remuneration in 2012 (second cycle of deferred conditional variable remuneration plan)
Date of implementation	Shares 01/01/2014	Shares delivered in 2014	Shares retired in 2014	Shares pending delivery in 2014	Cash paid in 2014 (thousands of euros)
30 March 2012	65,927	21,976	—	43,951	141

Variable remuneration in 2013 (third cycle of deferred conditional variable remuneration plan)
Date of implementation	Shares 01/01/2014	Shares delivered in 2014	Shares retired in 2014	Shares pending delivery in 2014	Cash paid in 2014 (thousands of euros)
22 March 2013	105,718	42,287	—	63,431	282

6. Mr Javier Marín Romano20

Variable remuneration in 2011 (first cycle of deferred conditional variable remuneration plan)
Date of implementation	Shares 01/01/2014	Shares delivered in 2014	Shares retired in 2014	Shares pending delivery in 2014	Cash paid in 2014 (thousands of euros)
17 June 2011	51,921	25,961	—	25,960	147

Variable remuneration in 2012 (second cycle of deferred conditional variable remuneration plan)
Date of implementation	Shares 01/01/2014	Shares delivered in 2014	Shares retired in 2014	Shares pending delivery in 2014	Cash paid in 2014 (thousands of euros)
30 March 2012	58,454	19,485	—	38,969	125

Variable remuneration in 2013 (third cycle of deferred conditional variable remuneration plan)
Date of implementation	Shares 01/01/2014	Shares delivered in 2014	Shares retired in 2014	Shares pending delivery in 2014	Cash paid in 2014 (thousands of euros)
22 March 2013	187,125	74,850	—	112,275	500

19.	Ceased to be a director due to death on 9 September 2014.
20.	Ceased to be a director on 12 January 2015.

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3 Remuneration of the members of senior management who are not directors

Remuneration

At its meeting of 14 January 2015, the committee resolved to propose to the board of directors the approval of the 2015 gross annual salary, the Bonus and the LTI for financial year 2014 of the members of senior management who are not directors. It also set the Approved LTI Amount based on the relative performance of the Bank’s TSR21 in 2014 compared to a peer group, as explained for the executive directors in section 2.3.2. The proposal of the committee was approved by the board at its meeting of 16 January 2015.

The following table shows the remuneration of the executive vice presidents of the Bank for the financial year 2014 in gross annual salary and Bonus. The portion of the Bonus for such year that is deferred in shares and in cash is also described, as well as the fair value of the Approved LTI Amount.

Thousands of euros
		Salary remuneration
Financial	Number of		Immediate bonus payment			Deferred bonus payment				Other
year	people[1]	Fixed	In cash		In shares	In cash	In shares	LTI	Total	remuneration[5]		Total
2014	27	26,211	9,990	[2]	9,990	12,422	12,422	2,264	73,299	7,493	[6]	80,792
2013	28	26,040	9,521	[3]	9,521	9,588	9,588	—	64,257	8,416		72,673
2012	24	24,580	10,689	[4]	10,689	10,769	10,769	—	67,495	6,615		74,110

1.	At some point in the year they occupied the position of executive vice president. The amounts reflect the remuneration for the full year regardless of the number of months in which the position of executive vice president was occupied.
2.	At the meeting of 28 March 2014, the shareholders at the general shareholders’ meeting approved the fourth cycle of the deferred conditional variable remuneration plan (plan de retribución variable diferida y condicionada), pursuant to which a portion of variable remuneration for financial year 2014 will be deferred for three years for payment, if any, in thirds, 50% in cash and 50% in Santander shares, provided that they have complied with the conditions established for the receipt thereof. As of the date of this report, the 50% in cash and the 50% in shares of the non-deferred portion has been paid.

In addition, as regards financial year 2014, the maximum amount of the LTI to which the executive vice presidents are entitled has been set by the board of directors at a total of 6,238 thousand euros (with a fair value of 2,264 thousand euros). The accrual and amount of the LTI is subject to, among other things, compliance with the multiyear TSR goals provided for in the plan. This LTI, if any shall be received wholly in shares and on a deferred basis by thirds (to be received in 2016, 2017 and 2018).

3.	At the meeting of 22 March 2013, the shareholders at the general shareholders’ meeting approved the third cycle of the deferred conditional variable remuneration plan (plan de retribución variable diferida y condicionada), pursuant to which a portion of variable remuneration for financial year 2013 will be deferred for three years for payment, if any, in thirds, 50% in cash and 50% in Santander shares, provided that they have complied with the conditions established for the receipt thereof. As of the date of the report, the 50% in cash and the 50% in shares of the non-deferred portion, as well as the first third of the deferred portion (50% in cash and 50% in shares) has been paid.
4.	At the meeting of 30 March 2012, the shareholders at the general shareholders meeting approved the second cycle of the deferred conditional variable remuneration plan, pursuant to which a portion of the variable remuneration for financial year 2012 is paid on the same deferral and payment terms as the third cycle. As of the date of the report, the 50% in cash and the 50% in shares of the non-deferred portion, as well as the first and second thirds of the deferred portion (50% in cash and 50% in shares) has been paid.
5.	Includes other items of remuneration such as life insurance premiums in the amount of 1,290 thousand euros (1,499 thousand euros during 2013).
6.	Additionally, it has been paid US$ 6.9 million for an extraordinary tax payment in the United States of America due to the transformation of certain pension plans of Banco Santander, S.A.

In 2014 the ratio between the variable components of remuneration to the fixed components has been 108.7% of the total for executive vice presidents, in all cases respecting the upper limit of 200% set by the shareholders.

For more information, see note 5 of the Notes to the financial statements of the Group for financial year 2014.

21.	Those corresponding to the executive directors have been excluded.

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Remuneration of the identified group

The committee proposes to the board the remuneration of executives whose activities may have a substantial impact on the assumption of significant risks by the Group and the remuneration of executives performing control duties.

The aforementioned professionals, together with the executive directors, the other members of senior management and the employees receiving remuneration similar to that of the senior management make up what is known as the supervised group (colectivo supervisado).

Every year, the remuneration committee reviews and, if applicable, updates the composition of such group in order to identify the persons within the organisation who fall within the aforementioned parameters.

In 2014, the committee updated the standards for defining the identified staff for purposes of conforming such definition to Directive 2013/36/EU, to Law 10/2014, and to Commission Delegated Regulation (EU) No 604/2014 of 4 March 2014 supplementing Directive 2013/36/EU of the European Parliament and of the Council with regard to regulatory technical standards with respect to qualitative and appropriate quantitative criteria to identify categories of staff whose professional activities have a material impact on an institution’s risk profile.

At year-end 2014, and taking into account such update in standards, the group was comprised of 1,090 executives from the entire Group (including the executive directors and the members of senior management who are not director), which covers 0.6% of the workforce.

The executives within the identified group other than executive directors are subject to the same remuneration standards applicable to the latter (described in sections 2.3.2 and 2.5), except for the various deferral percentage that apply based on the category thereof, and unless, as happened with the 2013 bonuses, the variable remuneration amount for 2014 that is paid or deferred in shares to the executives of the Group in Brazil, Chile, Mexico, Poland, and Santander Consumer USA is delivered in shares of their own entities. During the 2015 financial year, the board of directors will maintain its flexibility for agreeing total or partial payment in shares of Banco Santander and/or the respective subsidiary in the proportion it considers appropriate in each case (subject, in any event, to the maximum number of Santander shares to be delivered as agreed by shareholders at the general meeting and any regulatory restrictions applicable in each jurisdiction).

The aggregate amount of the 2014 variable remuneration of the identified group, excluding the amount of remuneration of the executive directors and of the other executive vice presidents (described in earlier sections of this report) was as follows:

Remuneration 2014

Number of executives	Fixed	Bonus	Immediate payment in cash (30%)	Immediate payment in shares (30%)	Deferred payment in cash (20%)1/2	Deferred payment in shares (20%)1/2	LTI	Other remuneration	Total[3]
1,058[4]	235,342	288,243	83,342	82,251	61,325	61,325	16,122	39,001	578,708

1.	Generally applied percentages. In some countries the percentages to defer may be higher for certain categories of executives, also resulting in a lower proportion of immediate payment. In addition, those officers whose variable remuneration is less than €50,000 are not subject to deferral and receive their full bonus immediately in cash.
2.	In 3 years: 2015, 2016 and 2017, subject to continuation of the beneficiary, with the exceptions provided in the rules and regulations of the plan and the non-triggering of bad actor (malus) clauses.
3.	The amount of the LTI to which the identified group is entitled has been set by the board of directors at a total of 44,413 thousand euros (with a fair value of 16,122 thousand euros). The accrual and amount of the LTI is subject to, among other things, compliance with the multiyear TSR goals provided for in the plan. This LTI, if any shall be received wholly in shares and on a deferred basis by thirds (to be received in 2016, 2017 and 2018).
4.	This number includes all members of the Identified Group who are not executive directors or members of senior management. Pursuant to the qualitative standards of Commission Delegated Regulation (EU) No 604/2014, this number includes the non-executive directors of the bank, although their remuneration is not included in the figures of this table or in the previous footnote. The remuneration of the non-executive directors in their condition as such, which does not include any variable component, is described in section 2.3 of this report.

In 2014, the ratio between the variable components of remuneration to the fixed components for the entire identified staff (excluding that corresponding to the remuneration of the executive directors and the other executive vice presidents - as described in this report) was 108.4%, in all cases complying with the limit applicable to each of them.

The amounts set forth above were approved by the board at its meeting of 16 January 2015, at the proposal formulated by the appointments and remuneration committee at its meeting of 14 January 2015.

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REPORT OF THE COMMITTEES	REPORT OF THE REMUNERATION COMMITTEE 4. CONCLUSION

4. Conclusion

During financial year 2014, the remuneration committee has satisfactorily discharged the duties assigned thereto by the Bylaws and the Rules and Regulations of the Board.

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REPORT OF THE COMMITTEES	REPORT OF THE RISK SUPERVISION, REGULATION AND COMPLIANCE COMMITTEE

Report of the risk supervision, regulation and compliance committee 2014

1	2	3

Introduction	Activities during 2014	Conclusion

	2.1 Risk

	2.2 Compliance

	2.3 Research and public policy service

	2.4 Corporate governance

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REPORT OF THE COMMITTEES	REPORT OF THE RISK SUPERVISION, REGULATION AND COMPLIANCE COMMITTEE

1. Introduction

Regulation

The risk supervision, regulation and compliance committee of the Bank was created in June 20141, with general powers to support and advise the board of directors on risk supervision and control, on the definition of the Group’s risk policies, on relations with supervisory authorities and on regulation and compliance.

The committee is regulated by articles 54 bis of the Bylaws and 17 bis of the Rules and Regulations of the Board2.

The committee has assumed a portion of the duties until now attributed to the audit committee3.

Duties

The duties of the risk supervision, regulation and compliance committee include the following:

•	Support and advice to the board in defining and assessing risk policies affecting the Group, and in determining the risk appetite and risk strategy. The Group’s risk policies shall include:

i.	The identification of the various types of risk (operational, technological, financial, legal and reputational, among others) that the Company faces, including, among financial and economic risks, contingent liabilities and others which are off-balance sheet.

ii.	The setting of the risk appetite that the Company deems acceptable.

iii.	The planned measures to mitigate the impact of identified risks, in the event that they materialise; and

iv.	The information and internal monitoring systems that will be used to monitor and manage such risks.

•	Assisting the board in monitoring the implementation of the risk strategy.

•	Systematically review exposure to principal customers, economic sectors of activity, geographic areas and risk types.

•	Know and assess the management tools, improvement initiatives, evolution of projects and any other relevant activity relating to the control of risks, including the policy on internal risk models and the internal validation thereof.
•	Support and advice to the board regarding supervisors and regulators in the different countries where the Group operates.

•	Supervise the observance of the general code of conduct, the manuals and procedures for the prevention of money laundering and financing of terrorism and, in general, the rules of governance and compliance program in effect in the Company, and make such proposals as are deemed necessary for the improvement thereof. In particular, the committee shall have the duty to receive information and, if applicable, issue a report on disciplinary measures to be imposed upon members of senior management.

•	Supervision of the Group’s policy and governance and compliance rules and, in particular, of the adoption of actions and measures that result from the reports issued or the inspection proceedings carried out by the administrative authorities of supervision and control.

•	Tracking and evaluation of policy proposals and regulatory changes that may be applicable, and possible consequences for the Group.

•	Report on any proposed amendments to the Rules and Regulations of the Board prior to the approval thereof by the board of directors.

Composition of the Committee and Attendance at its Meetings in 2014

At the date hereof, the composition of the risk supervision, regulation and compliance committee is as follows:

Chairman:

Mr Bruce Carnegie-Brown (vice-chairman of the board and lead director)

Members:

Mr Guillermo de la Dehesa Romero4 (vice-chairman of the board)

Ms Sheila C. Bair

Mr Carlos Fernández González

Mr Ángel Jado Becerro de Bengoa

Ms Isabel Tocino Biscarolasaga

Mr Juan Miguel Villar Mir

General secretary:

Mr Ignacio Benjumea Cabeza de Vaca

1.	The risk supervision, regulation and compliance committee held its first meeting on 23 July 2014.
2.	The Bylaws and the Rules and Regulations of the Board of Banco Santander are published on the Group’s website (www.santander.com).
3.	Pages 4 to 12 of this document contain detailed information on the regulation and duties of the audit committee, as well as its activities during 2014.
4.	Mr Guillermo de la Dehesa Romero will continue to be considered an independent non-executive director until the completion of his term at the next general shareholders’ meeting, and if re-elected at such time will be considered a non-executive director who is neither proprietary or independent due to having been in the position for more than 12 years at the expiration of his term. It is expected that Mr de la Dehesa continue to be a member of this committee.

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REPORT OF THE COMMITTEES	REPORT OF THE RISK SUPERVISION, REGULATION AND COMPLIANCE COMMITTEE 1. INTRODUCTION

The board of directors, at its meeting of 25 November, took notice of the resignation from the position of director and member and chairman of this committee, Mr Fernando de Asúa Álvarez. The board, upon a proposal of the appointments committee, has appointed as replacement Mr Bruce Carnegie-Brown, effective as from 12 February 2015.

The six directors making up the risk supervision, regulation and compliance committee are non-executive and independent.

As provided in its regulations, the committee meets as many times as it is called to meeting by resolution of the committee itself or of its chairman, and at least four times a year. This committee held 5 meetings during 2014.

The attendance of committee members at the meetings of the risk supervision, regulation and compliance committee5 during 2014 was as follows:

Number of meetings and attendance
Mr Fernando de Asúa Álvarez[1]	5/5
Ms Sheila C. Bair	5/5
Mr Rodrigo Echenique Gordillo[2]	4/5
Mr Ángel Jado Becerro de Bengoa	5/5

1.	Ceased to be a member and chairman of the committee on 12 February 2015.
2.	Ceased to be a member of the committee on 16 February 2015.

During 2014, each of the directors who are members of the risk supervision, regulation and compliance committee devoted an average of approximately 25 hours to preparing and participating in the meetings thereof.

The function of secretary of the committee, who has the right to be heard but does not have the right to vote, is performed by the secretary of the board of directors, who is also the general secretary of the Bank, which facilitates a fluid and effective relationship with the various units of the Group that must cooperate with or provide information to the committee.

Operation of the committee

Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (CRD IV) was approved in the European Union in June 2013.

Article 76 of CRD IV requires credit institutions to create a risk committee made up of non-executive directors who have the knowledge, skills and expertise to fully understand and monitor the risk strategy and the risk appetite of the institution. According to this directive, the committee shall: (i) advise the board on the institution’s overall current and future risk appetite and strategy; (ii) assist the management body in overseeing the implementation of that strategy by senior management; (iii) review whether prices of liabilities and assets offered to clients take fully into account the institution’s business model and risk strategy; (iv) where prices do not properly reflect risks in accordance with the business model and risk strategy, present a remedy plan to the board; and (v) examine whether incentives provided by the remuneration system take into consideration risk, capital, liquidity and the likelihood and timing of earnings.

To adapt to the requirements of CRD IV, the Bank, by resolution of the shareholders, amended the Bylaws and the Rules and Regulations of the Board governing the general rules for this committee in their respective articles 54 bis and 17 bis.

The Rules and Regulations of the Board provide that meetings of the committee shall be validly held when at least one-half of its members are present in person or by proxy, and resolutions must be adopted upon a majority vote of those present. Proxies may be granted to another member.

Minutes of the meetings of the risk supervision, regulation and compliance committee are drawn up and made available to all members of the board (article 17 bis.7 of the Rules and Regulations of the Board).

Article 17 bis.5 of the Rules and Regulations of the Board provides that the committee may require that any employee of the Bank, including members of management, attend its meetings.

As arises from the activities report below, the committee maintains fluid and permanent contact with the Group’s management team, and the head of the risk division and the Group’s compliance director, among others, regularly attend its meetings.

5.	Under the provisions of article 54 bis of the Bylaws and article 17 bis of the Rules and Regulations of the Board, the risk supervision, regulation and compliance committee held its first meeting on 23 July 2014.

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REPORT OF THE COMMITTEES	REPORT OF THE RISK SUPERVISION, REGULATION AND COMPLIANCE COMMITTEE 2. ACTIVITIES DURING 2014

2. Activities during 2014

This section provides a summary of the activities of the risk supervision, regulation and compliance committee during financial year 2014, grouping the activities according to the committee’s basic duties. The chart below shows the approximate amount of time devoted to each area of responsibility at the meetings held by the committee during financial year 2014.

Approximate time dedicated to each duty

In the chart above, the corporate governance section accounts for the estimated amount of time devoted by the committee to reviewing and preparing documents regarding this item and for evaluation of efficiency and compliance with the Bank’s corporate governance rules and procedures.

2.1 Risk

To comply with the commitments and duties attributed to this committee with regard to risks, the risk division has made repeated presentations thereto of both an overall view of the Group’s risks and a specific analysis of risk types by geographical location, as well as various matters and projects relating to the management and control of risks within the Group, including a review of risk appetite.

This work of information and analysis is performed by providing a view of all risks and focusing on those issues that allow the committee to advise the board on risk matters and, if applicable, to make the appropriate recommendations.

Overall view of the Group’s risks

In order to provide an overall view of all risks, the committee has been provided with the Group’s risk report on a monthly basis, which report contains a complete overview of all risks, by unit and aggregated at the corporate level.

The content of this document is governed by the recommendations of regulators regarding accuracy (the information included should be accurate, precise and validated), completeness (should cover all risks, including risk limits and appetite and include future estimates), identification of potential and emerging risks, focus on decision-making (should include the actions proposed to mitigate the risks), and usefulness (there should be an appropriate balance between the data, the analysis and the qualitative comments).

View by type of risk

To ensure an appropriate level of analysis, this forum presents specific views by type of risk. The committee is therefore informed regarding:

•	Market (trading) risk: main aspects to be highlighted in the management of the trading books (risk profile, organisation of the function within the Group, form of measurement and analysis, among others) and special attention points (market liquidity risk, model risk and operational risk). At the request of the committee itself, there was further exploration of the trading risk metrics and control processes, as well as the scenarios used in the stress tests and in the existing measures to increase controls on operational risk of treasury share activities.

•	Liquidity risk: principles and roles in risk management and the risk profile, regulatory ratios, and liquidity risk appetite and metrics.

•	Model risk: management concept and model.

•	Operational risk: focus on monitoring losses and status of the AMA project.

View by unit

In order to facilitate an appropriate view of risk within the various geographic areas, the local risk directors report to the committee on the risk profile for which they are responsible. Chile and the United Kingdom have made presentations that contain an overall view of all risks, risk appetite, identification of potential and emerging risks, and proposed mitigation activities.

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REPORT OF THE COMMITTEES	REPORT OF THE RISK SUPERVISION, REGULATION AND COMPLIANCE COMMITTEE 2. ACTIVITIES DURING 2014

Issues or projects regarding risk management and control within the Group

The committee was informed on other relevant matters regarding proper risk management and control within the Group, such as the Risk Data Aggregation and Risk Reporting Framework (RDA-RRF) projects, with a description of goals, regulatory context, governance and status; and the Comprehensive Assessment, anticipating the new supervisory methodology, with a focus on the principal aspects of the Asset Quality Review and Stress Test.

2.2 Compliance

The director of compliance provided information at the 5 meetings held by the committee in 2014 to report on matters within his purview. He also reported at 6 meetings of the audit committee.

Codes of conduct

At the meeting of the committee of 22 December 2014, the director of compliance made a presentation on the codes of conduct affecting the largest number of professionals of the Group: the General Code of Conduct and the Code of Conduct in Securities Markets. The former is applicable to all employees and directors of Group companies. The latter is restricted to those individuals who, due to their activities, are in closer contact with the markets. At present approximately 12,000 persons of the various countries in which the Group operates are considered to be covered persons.

Breaches of the General Code of Conduct and the Code of Conduct in Securities Markets are handled by the responsible bodies, and there were no breaches during the financial year that could be considered material.

Finally, in 2014 certification was obtained from AENOR of the crime prevention risk management system, of which a fundamental element is the complaint reporting channel, the operation of which is described below.

Receipt of reports through whistleblowing channels

The committee was informed at its meeting of 22 December 2014 of the creation within the Group of 26 reporting channels, with reports being recorded in 2014 in Germany, Brazil, the U.S.A., the United Kingdom, Poland and Spain.

There was a total of more than 400 reports received during 2014. The most common reasons refer to a breach of internal rules by employees or for improper behaviour or not observing the Group’s policies or procedures.

Annual compliance report as swap dealer

At the audit committee’s meeting of 25 March 2014, the Group’s compliance director referred to the annual report required by the U.S. Commodity Futures Trading Commission (CFTC) on the policies, procedures and controls applied to ensure compliance with the regulations applicable to the Bank’s activities as a swap dealer. Pursuant to these rules, the report was submitted on 27 March to the board, which approved it.

Prevention of money laundering

Money laundering prevention policies and systems are global and corporate in nature at Santander. The prevention organisation attends to 149 different units of the Group established in 35 countries. 885 professionals of the Group currently perform the function of preventing money laundering and the financing of terrorism, of which 85% are exclusively dedicated to this task.

During financial year 2014, this committee and the audit committee were informed by the director of compliance on the Group’s money laundering and terrorism financing prevention systems and on specific regulatory matters affecting various units thereof.

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REPORT OF THE COMMITTEES	REPORT OF THE RISK SUPERVISION, REGULATION AND COMPLIANCE COMMITTEE 2. ACTIVITIES DURING 2014

Measures proposed by the supervisory authorities

The committee is responsible for reviewing compliance with such courses of action and measures as result from the reports issued or the inspection proceedings carried out by the administrative authorities having functions of supervision and control.

During 2014, this committee and the audit committee has had access to the reports issued by supervisory authorities both in Spain and in other countries where the Group does business. In addition, the committee has regularly received follow-up reports on the principal matters, and was able to verify the proper implementation of the proposed measures.

The committee was informed of the most significant comments made by the supervisors of the countries in which the Group is present at a meeting held in Madrid with the supervisor association on 30 June and 1 July.

2.3 Research and public policy service

The committee is informed by the directors of the research and public policy service.

The main duties of the Group’s research service are the following: (i) preparation of macroeconomic and financial scenarios to prepare the budget and medium-term planning, as well as macroeconomic stress scenarios for the internal and regulatory exercises; (ii) drafting of reports on macroeconomic perspectives for internal distribution; and (iii) issuance of interest rate and exchange rate forecasts.

As regards the public policy area, its main duties are to monitor regulatory trends, analysing the impact thereof and the implication they will have on the business, and participating in the determination of the Group’s position with respect thereto and the action plans that should be implemented to comply therewith; and to participate in the processes of drafting rules in the principal markets in which the Group has a presence (participation in working groups, drafting of proposals, etc.).

2.4 Corporate governance

Rules and Regulations of the Board

On 5 July, certain amendments of the Rules and Regulations of the Board were recorded with the Companies Register of Cantabria, after approval by the board of directors of the Bank at its meeting of 23 June, following a favourable report of the audit committee dated 28 May.

The principal changes are summarised below:

•	Conform the definitions of executive, proprietary and independent director to those provided for in Order ECC/461/2013.

•	Amend the articles of the rules and regulations governing the positions of chairman and vice-chairman of the board and of chief executive officer, and include a new article governing the figure of lead director (consejero coordinador), to conform the provisions thereof to the bylaw amendments approved by the shareholders on 28 March and further develop them to the extent appropriate.

•	Make changes to the provisions governing the committees of the board, particularly giving rise to the creation of the new risk supervision, regulation and compliance committee.

•	Modify the rules of operation of the meetings of the board, which may be convened by the lead director.

•	As provided by the Bylaws, include a limit on the variable components of the executive directors’ remuneration in relation to the fixed components.

•	Repeal the prior transitory provision, replacing it with a new one governing the provisional rules by which independent directors with more than 12 years in the position may be deemed independent directors until the end of their term.

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REPORT OF THE COMMITTEES	REPORT OF THE RISK SUPERVISION, REGULATION AND COMPLIANCE COMMITTEE 2. ACTIVITIES DURING 2014

In addition, on 23 September 2014, there were registrations with the commercial registry of Cantabria other amendments approved by the board at its meeting of 14 September with the approval of the committee, the purpose of which was to adjust the current provisions to refer to the rules on limitations and incompatibilities applicable to the Bank’s directors, currently governed by article 26 of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, which replaces Law 31/1968 of 27 July on incompatibilities and limitations of the chairmen, directors and senior executive officers at private banks.

Annual corporate governance report

A detailed description of good governance rules and procedures is contained in the Bank’s annual corporate governance report for financial year 2014 (prepared in accordance with the provisions of the Securities Market Act, Order ECC 461/2013 of 20 March, and CNMV Circular 5/2013 of 12 June) and in the corporate governance report included in the Group’s annual report.

Evaluation session

At its meeting held on 20 February 2015, and pursuant to article 17 bis.4.f) of the Rules and Regulations of the Board, the committee prepared a document evaluating the effectiveness of and compliance with the Bank’s governance rules and procedures.

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REPORT OF THE COMMITTEES	REPORT OF THE RISK SUPERVISION, REGULATION AND COMPLIANCE COMMITTEE 3. CONCLUSION

3. Conclusion

During the months since its recent creation, the committee has begun to discharge the duties assigned thereto by the Bylaws and the Rules and Regulations of the Board.

The committee has maintained continuous contact with the heads of the risk area and the compliance director, among others.

The committee continues its review of the processes established to ensure proper compliance with applicable law and with the Group’s internal policies, rules and procedures, and to ensure that management gives a prompt and adequate response to the measures proposed by the supervisory authorities.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 2, 2015	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer